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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	~~AGM date~~
Released	15:59 24-Apr-08
Number	0756T

Convening of the Ordinary General Meeting of PKN ORLEN shareholders to be held on 6 June 2008
Regulatory announcement 26/2008 dated 24 April 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company") in line with Article 399 §1 and Article 395 §1 and §2 of the Code of Commercial Companies and in line with §7 item 3 of the Company's Articles of Association,in connection with the motion of PKN ORLEN Shareholder, The State Treasury, convenes the Ordinary General Meeting ("Meeting") of PKN ORLEN, to be held on 6 June 2008, at 11.00 CET in Plock (Poland) at the following address: Dom Technika, ul. Kazimierza Wielkiego 41.

Agenda of the Ordinary General Meeting of Shareholders:
1. Opening
2. Election of the Chairman of the Meeting
3. Confirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission
6. Revision of the Management Board's Report on PKN ORLEN's performance and the financial results of PKN ORLEN for the financial year 2007, with a motion concerning profit distribution for the financial year 2007.
7. Revision of the Management Board's Report on ORLEN's Capital Group performance and the consolidated financial results of ORLEN's Capital Group for the financial year 2007.
8. Revision of the Supervisory Board's Report fulfilling the requirements of the Code of Commercial Companies and Best Practice for Warsaw Stock Exchange Listed Companies.
9. Passing a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial statement for the financial year 2007.
10. Passing a resolution concerning approval of the Management Board's Report on ORLEN's Capital Group performance and the consolidated financial statements of ORLEN's Capital Group for the financial year 2007.
11. Passing a resolution concerning the distribution of profits made by PKN ORLEN in 2007.
12. Passing resolutions concerning approval of the PKN ORLEN Management Board Members' performance in 2007.
13. Passing resolutions concerning approval of the PKN ORLEN Supervisory Board Members' performance in 2007.
14. Enlargement of the Supervisory Board composition.
15. Closure of the General Meeting of Shareholders.

PKN ORLEN hereby announces that in connection with Article 406 § 3 of the Code of Commercial Companies, participation in the Meeting is permitted on condition of submitting a certificate at the latest one week before the Meeting, which means by 29 May 2008, at the Company's headquarters in Plock, Poland, 7 Chemikow St. (between 8:00 and 16:00 in the Legal Office – building 07, room 510). The certificates must state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the Meeting.

Copies of the Management Board's Report on PKN ORLEN's performance and a report on the financial results of PKN ORLEN, together with a copy of the Supervisory Board's Report and a copy of the Certified Auditor's report, as well as copies of motions regarding the other issues on the Agenda, including the draft resolutions of the General Meeting, will be distributed at least 15 days before the Meeting at the Company's headquarters in Plock, 7 Chemikow St., and in Warsaw, Chlodna 51 St. at the PKN ORLEN reception desk from 8 am till 4 pm.

The list of shareholders entitled to participate in the Meeting will be made available at the reception desk at the Company's headquarters in Plock, 7 Chemikow St. and in Warsaw, Chlodna 51 St. at the PKN ORLEN reception desk, for three business days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 10.00 on the day of the Meeting.

The PKN ORLEN Management Board announces that detailed information regarding the Extraordinary General Meeting, as well as materials relating to the Meting, are available on the PKN ORLEN website: www.orlen.pl.

This announcement has been prepared pursuant to par. 39 section 1 subsection 1 of the Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought PKN bonds
Released	15:52 25-Mar-08
Number	7337Q

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN

Regulatory announcement no 21/2008 dated 25 March 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 25 March 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN021250408; value of the bond issue PLN 40,000,000, composed of 400 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 25 March 2008
- Redemption date: 25 April 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,500.50

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil bought Orlen bonds
Released	15:54 07-Apr-08
Number	7993R

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 22/2008 dated 7 April 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 April 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN024070508; value of the bond issue PLN 20,000,000, composed of 200 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 7 April 2008
- Redemption date: 7 May 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,496.70.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OdinEnergiLatvijaSharePurchas
Released	17:16 09-Apr-08
Number	0230S

PKN ORLEN SA
SEC File
82-5036

ORLEN International Exploration & Production has signed an agreement on the purchase of shares in Odin Energi Latvija
Regulatory announcement no 23/2008 dated 9 April 2008

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that on 9 April 2008 its subsidiary, ORLEN International Exploration & Production Company BV, headquartered in Amsterdam, Netherlands ("ORLEN International Exploration & Production"), and Odin Energi A/S headquartered in Hellerup, Denmark ("Odin Energi") signed an agreement ("the Agreement") relating to the sale of shares in Odin Energi Latvija ("Odin Energi Latvija").

As a result of signing the Agreement ORLEN International Exploration & Production will purchase 500 shares in Odin Energi Latvija, with the nominal value of LVL 5 of each (i.e. approximately PLN 24.81 based on the average LVL/PLN exchange rate as of 9 April 2008, as stated by the National Bank of Poland). The purchase shares represent 50% of the registered capital of Odin Energi Latvija, and 50% of the votes at the Shareholders' General Meeting of Odin Energi Latvija. The Agreement has been signed simultaneously with the agreement on purchase of the rest 50% of shares in Odin Energi Latvija by the PKN ORLEN partner, Kuwait Energy Company. Kuwait Energy Company has purchased the shares through its subsidiary Kuwait Energy Netherlands Corporation.

The purchase price for the purchase shares amounts to USD 950 000 (i.e. approximately PLN 2 089 715 based on the average USD/PLN exchange rate as of 9 April 2008, as stated by the National Bank of Poland) and will be paid from ORLEN International Exploration & Production's own resources. The purchased shares will be transferred to ORLEN International Exploration & Production on the date of payment of the purchase price.

The book value of the purchased shares in the ORLEN International Exploration & Production books will be equal to their purchase price.

The investment of ORLEN International Exploration & Production in the Odin Energi Latvija shares is of a long term nature. The purchase of Odin Energi Latvija shares gives ORLEN International Exploration & Production the right to a 45% share in the concession for searching and exploration of crude oil and natural gas in the Latvian economic Baltic Sea area.

The main business activities of Odin Energi Latvija involve searching, diagnostic and explorative performance for hydrocarbons.

The main business activities of ORLEN International Exploration & Production involve, amongst others, the extraction of crude oil, the extraction of petroleum gas, geological exploration and diagnostic and explorative performance.

PKN ORLEN owns 100% of the registered capital of ORLEN International Exploration & Production and 100% of the total number of votes at the Shareholders' General Meeting of ORLEN International Exploration & Production.

No connections exist between PKN ORLEN, managing and supervising persons of PKN ORLEN and Odin Energi Latvija.

As the purchase shares represent 50% of the registered capital of Odin Energi Latvija, they are significant assets in accordance with par. 2 section 1 point 52 and section 5 of the Polish Regulation of the Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1Q 2008 operating estimates
Released	07:00 21-Apr-08
Number	7111S

Estimation of selected operating data of the PKN ORLEN Capital Group for the first quarter 2008.

Regulatory announcement no 24/2008 dated 18 April 2008

PKN ORLEN's Management Board ("Company", "PKN ORLEN") hereby announces its estimates of the selected financial and operational data of PKN ORLEN Capital Group for the first quarter 2008.

Macroeconomic data	unit	Q1'07	Q2'07	Q3'07	Q4'07	**Q1'08**	Q/Q	Y/Y
Average Brent crude oil price	USD/b	57.8	68.9	74.9	88.4	**96.7**	*9%*	*67%*
Average Ural crude oil price	USD/b	54.4	65.1	72.1	85.4	**93.3**	*9%*	*72%*
URAL/Brent differential	USD/b	3.4	3.7	2.8	3.0	**3.4**	*13%*	*0 %*
PKN ORLEN model refining margin[1]	USD/b	3.7	5.9	2.6	2.7	**1.3**	*-52%*	*-65%*
PKN ORLEN model petrochemical margin[2]	USD/t	569	549	571	531	**617**	*16%*	*8%*
PKN ORLEN model chemical margin[3]	EUR/t	591	575	591	593	**563**	*-5%*	*-5%*
PLN/USD[4]	PLN	2.97	2.82	2.76	2.53	**2.39**	*-6%*	*-20%*
PLN/EUR[4]	PLN	3.89	3.80	3.79	3.66	**3.58**	*-2%*	*-8%*

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline, 11% Naphtha, 38% Diesel, 3% LHO, 4% JET, 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations.

2) PKN ORLEN model petrochemical margin = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations.

3) PKN ORLEN model chemical margin = revenues from PVC sold (100%) minus costs (47% Ethylene); products prices according to quotations.

4) Quarterly, average foreign exchanges in accordance to the National Bank of Poland.

Operating data: Production	unit	Q1'07	Q2'07	Q3'07	Q4'07	**Q1'08**	Q/Q	Y/Y
Throughput in the PKN ORLEN Group	th t	5 768	6 018	6 093	5 234	**6 499**	*24%*	*13%*
Throughput in Plock	th t	3 348	3 273	3 513	3 512	**3 421**	*-3%*	*2%*
Utilisation ratio[5]	%	97%	95%	102%	102%	**97%**	*-5p.p.*	*0p.p.*
Fuel yield	%	63%	59%	66%	64%	**62%**	*-2p.p.*	*-1p.p.*
Throughput in Unipetrol	th t	1 070	1 167	992	908	**1 027**	*13%*	*-4%*
Utilisation ratio [6]	%	78%	85%	72%	66%	**75%**	*9p.p.*	*-3p.p.*
Fuel yield	%	59%	60%	63%	55%	**59%**	*4p.p.*	*0p.p.*
Throughput in Mazeikiu Nafta[7]	th t	1 325	1 499	1 500	737	**1 984**	*169%*	*50%*
Utilisation ratio [8]	%	53%	60%	60%	29%	**79%**	*50p.p.*	*26p.p.*
Fuel yield	%	62%	69%	70%	63%	**68%**	*5p.p.*	*6p.p.*

5) For 14.1 m t / y in 2008 and 13.8 m t / y in 2007.

6) For 5.5 m t / y in Unipetrol {Ceska Rafinerska [51% Litvinov (2.8 m t / y) and 51% Kralupy (1.7 m t / y)] and 100% Paramo (1.0 m t / y)}.

7) Throughput includes also other feedstock (vacuum gasoil).

8) For 10 m t / y in Mazeikiu Nafta.

Operating data: Sales in PKN ORLEN Group	unit	Q1'07	Q2'07	Q3'07	Q4'07	**Q1'08**	Q/Q	Y/Y
Wholesale	th t	4 095	4 780	5 406	4 167	**4 999**	*20%*	*22%*
Retail sales	th t	1 053	1 114	1 201	1 153	**1 149**	*0%*	*9%*
Petrochemical sales	th t	764	790	736	766	**779**	*2%*	*2%*

Chemical sales	th t	523	444	481	379	515	36%	-2%

Management Board commentary regarding preliminary operating and macroeconomic data for the first quarter 2008.

1. On 20 January 2008 in Mazeikiu Nafta the Vacuum Distillation Unit was restarted which resulted in higher crude throughput and fuel yield improvement y/y. Due to low cracks for fuels, mainly in January and February 2008, the operational result before amortisation and depreciation of Mazeikiu Nafta in PKN ORLEN consolidated result for the first quarter of 2008 will be around zero.

2. Polyolefin margins in the first quarter of 2008 decreased in comparison to the first quarter of 2007. The impact of Unipetrol's operational result on PKN ORLEN will be approximately four times weaker than in the first quarter of 2007.

3. PKN ORLEN Group's model refining margin decreased by 65% y/y, which caused a negative impact on EBIT of over PLN 300 m.

4. Appreciation of Polish zloty against US dollar by 20% y/y caused negative impact on EBIT of over PLN 200 m (effect on URAL/Brent differential and model margins: refining, petrochemical and chemical).

The worsening of the refining margin and appreciation of Polish zloty against US dollar have negatively influenced on the reported EBIT (in total by over PLN 500 m). On the other hand the rising crude oil price has influenced positively on EBIT - due to the inventory gains. This effect is believed to compensate significantly the negative influence of macroeconomic factors. PKN ORLEN Management Board estimates that reported EBIT of PKN ORLEN Group in 1 quarter 2008 is likely to be a few dozen percents higher than the reported EBIT of PKN ORLEN Group in 1 quarter 2007.

All information published in this report are estimates and their values may differ from the values which are to be published on 15 May 2008 in PKN ORLEN consolidated financial statements for the first quarter 2008.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

Management Board of PKN ORLEN

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Anwil purchased bonds
Released	15:59 22-Apr-08
Number	8829S

PKN ORLEN's subsidiary – Anwil – has purchased bonds issued by PKN ORLEN
Regulatory announcement no 25/2008 dated 22 April 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 22 April 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN025260508; value of the bond issue PLN 40,000,000, composed of 400 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 22 April 2008
- Redemption date: 26 May 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99,425.30.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report Unconsolidated
Released	07:00 24-Apr-08
Number	9997S

Polski Koncern Naftowy ORLEN S.A. has announced its unconsolidated results for the year 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9997s_-2008-4-23.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

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PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Unconsolidated financial statements for the year ended 31 December 2007

Prepared in accordance with International Financial Reporting Standards together with an independent auditor's opinion

Polish Financial Supervision Authority

Yearly report R 2007
(year)

(in accordance with § 86 section 1 point 3 of the Minister of Finance Regulation of 19 October 2005, Journal of Laws No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the reporting year 2007, that is for the period from 01.01.2007 to 31.12.2007 which includes financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 23 April 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)	**CHEMICZNY (che)** (industrial sector in line with classification of Warsaw Stock Exchange)
09-411 (zip code)	**PŁOCK** (location)
CHEMIKÓW (street)	**7** (number)

48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

KPMG AUDYT Sp. z o.o.
(entity authorized to conduct audit)

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2007	2006	2007	2006
data in respect of unconsolidated financial statement				
I. Total sales revenues	42 703 668	33 501 034	11 306 839	8 870 217
II. Profit from operations	2 093 194	2 001 006	554 224	529 815
III. Profit before tax	3 257 469	2 602 229	862 494	689 004
IV. Net profit	2 759 859	2 199 876	730 740	582 471
V. Net cash provided by operating activities	847 144	1 859 752	224 302	492 415
VI. Net cash (used in) investing activities	(1 423 667)	(6 945 423)	(376 951)	(1 838 970)
VII. Net cash provided by / (used in) financing activities	435 476	5 109 647	115 303	1 352 903
VIII. Net change in cash and cash equivalents	(141 047)	23 976	(37 348)	6 348
IX. Net profit and diluted profit per ordinary share (in PLN/EUR)	6,45	5,14	1,71	1,36
	as of 31 December 2007	as of 31 December 2006	as of 31 December 2007	as of 31 December 2006
X. Non-current assets	19 958 199	18 996 554	5 571 803	5 303 337
XI. Current assets	12 011 508	8 474 447	3 353 296	2 365 842
XII. Total Assets	31 969 707	27 471 001	8 925 100	7 669 180
XIII. Long-term liabilities	7 289 067	4 249 852	2 034 915	1 186 447
XIV. Short-term liabilities	6 847 058	8 211 563	1 911 518	2 292 452
XV. Equity	17 833 582	15 009 586	4 978 666	4 190 281
XVI. Share capital*	1 057 635	1 057 635	295 264	295 264
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	41,70	35,09	11,64	9,80

* Share capital after revaluation in accordance with IAS 29.

The above data for 2007 and 2006 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2007 – 3.5820 PLN / EUR;
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2007) – 3.7768 PLN / EUR.

UNCONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	Note	31 December 2007	31 December 2006
ASSETS			
Non-current assets			
Property, plant and equipment	5	8 472 139	8 001 116
Intangible assets	6	58 592	42 806
Long-term financial assets	7	32 796	32 652
Shares in related entities	7	11 252 587	10 791 463
Loans granted	7	47 000	5 589
Perpetual usufruct of land		78 659	75 948
Other non-current assets	8	16 426	46 980
Total non-current assets		**19 958 199**	**18 996 554**
Total current assets			
Inventory	9	6 753 486	4 515 736
Trade and other receivables	10	4 746 410	3 475 623
Income tax receivable		76 575	55 394
Short-term financial assets	11	199 798	55 446
Loans granted		5 461	3 387
Short-term prepayments	12	57 486	55 396
Cash and cash equivalents	13	166 142	307 315
Non-current assets clasiffied as held for sale		6 150	6 150
Total current assets		**12 011 508**	**8 474 447**
Total assets		**31 969 707**	**27 471 001**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	19	534 636	534 636
Share capital revaluation adjustment		522 999	522 999
Share capital *		**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment		168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		**87 584**	**23 447**
Retained earnings:	19	**15 461 110**	**12 701 251**
incl. net profit		2 759 859	2 199 876
Total equity		**17 833 582**	**15 009 586**
Long-term liabilities			
Interest-bearing loans and borrowings	14	6 500 200	3 495 630
Provisions	15	453 971	475 737
Deferred tax liabilities		295 350	228 199
Other long-term liabilities	16	39 546	50 286
Total long-term liabilities		**7 289 067**	**4 249 852**
Current liabilities			
Trade and other liabilities and accrued expenses	17	5 788 892	4 457 301
Provisions	15	596 254	604 812
Interest-bearing loans and borrowings	14	440 262	3 139 842
Deferred income		985	1 081
Other financial liabilities	18	20 665	8 527
Total current liabilities		**6 847 058**	**8 211 563**
Total equity and liabilities		**31 969 707**	**27 471 001**

UNCONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2007	for the year ended 31 December 2006
Operating activities			
Net sale revenues			
Sales of finished goods		35 782 667	33 841 496
Excise tax and other charges		(11 133 630)	(9 450 413)
Revenues from sale of finished goods, net		24 649 037	24 391 083
Sales of merchandise and raw materials		19 675 131	9 888 116
Excise tax and other charges		(1 620 500)	(778 165)
Revenues from sale of merchandise and raw materials, net		18 054 631	9 109 951
Total sales revenues		**42 703 668**	**33 501 034**
Cost of finished goods sold		(20 812 723)	(20 883 850)
Cost of merchandise and raw materials sold		(17 327 593)	(8 558 853)
Cost of finished goods, merchandise and raw materials sold	24	(38 140 316)	(29 442 703)
Gross profit on sales		**4 563 352**	**4 058 331**
Distribution expenses		(1 686 709)	(1 457 965)
General and administrative expenses		(691 039)	(549 174)
Other operating revenues	25	192 224	253 560
Other operating expenses	25	(284 634)	(303 746)
Profit from operations		**2 093 194**	**2 001 006**
Financial revenues		1 543 086	891 903
Financial expenses		(378 811)	(290 680)
Net financial revenues and expenses	26	**1 164 275**	**601 223**
Profit before tax		**3 257 469**	**2 602 229**
Income tax expense	27	(497 610)	(402 353)
Net profit		**2 759 859**	**2 199 876**
Basic and diluted earnings per share (per share in Polish Zloty) *		**6,45**	**5,14**

* in 2007 and 2006 there were no additional share issues

UNCONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2007	for the year ended 31 grudnia 2006
Cash flows - operating activities			
Net profit		2 759 859	2 199 876
Adjustments for:			
Depreciation		898 116	901 548
(Loss)/Profit from exchange rate differences, net		(427 599)	8 626
Interest and dividend received, net *		(418 463)	(505 394)
Loss on investing activities		42 411	13 224
(Increase) in receivables	21	(939 326)	(948 316)
(Increase) in inventories		(2 237 750)	(494 673)
Increase in liabilities and accrued expenses	21	1 182 854	907 731
(Decrease) in provisions	21	(45 367)	(86 123)
Income tax expense		497 610	402 353
Income tax paid		(451 640)	(530 945)
Other adjustments		(13 561)	(8 155)
Net cash provided by operating activities		**847 144**	**1 859 752**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(1 609 725)	(1 115 272)
Proceeds from the sale of property, plant and equipment		28 130	54 829
Proceeds from the sale of subsidiaries		2 470	22 599
Proceeds from the sale of associated companies		23 075	-
Proceeds from the sale of shares in AWSA Holland		-	73 007
Acquisition of shares **		(498 702)	(6 839 951)
Acquisition of short-term securities		(25 000)	-
Interest and dividends received		712 059	603 521
Loans granted to related entities		(47 000)	(7 232)
Proceeds from repayment of loans granted to related entities		1 443	675
Proceeds from the acquisition of liabilities of the UNIPETROL Group		36 951	260 734
Other		(47 368)	1 667
Net cash used in investing activities		**(1 423 667)**	**(6 945 423)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		5 730 871	6 644 367
Debt securitities issued		1 325 175	-
Repayment of long and short-term borrowings and loans		(6 080 651)	(1 466 567)
Repurchase of debt securities		(223 913)	-
Interest paid		(315 888)	(56 263)
Payments due to finance lease liabilities		(118)	(11 890)
Net cash provided by financing activities		**435 476**	**5 109 647**
Net change in cash and cash equivalents		**(141 047)**	**23 976**
Effect of exchange rate changes		(126)	(170)
Cash and cash equivalents, beginning of the period		**307 315**	**283 509**
Cash and cash equivalents, end of the period	13	**166 142**	**307 315**
incl. cash and cash equivalents not available for use		-	3 000

* incl. dividend from Polkomtel S.A. of PLN 264 220 thousand in 2007 and PLN 461 270 thousand in 2006
**incl. in 2007 acquisition of shares from minority shareholders of Mazeikiu Group in the amount of PLN 482 003 thousand

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	2 759 859	2 759 859
Increase in hedge accounting due to valuation of instruments	-	-	-	-	108 125	-	108 125
Deferred tax on increase in hedge accounting due to valuation of instruments	-	-	-	-	(20 543)	-	(20 543)
Decrease in hedge accounting due to settlement of instruments	-	-	-	-	(28 945)	-	(28 945)
Deferred tax on decrease in hedge accounting due to settlement of instruments	-	-	-	-	5 500	-	5 500
31 December 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 584**	**15 461 110**	**17 833 582**

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	2 199 876	2 199 876
Increase in hedge accounting due to valuation of instruments	-	-	-	-	28 945	-	28 945
Deferred tax on increase in hedge accounting due to valuation of instruments	-	-	-	-	(5 498)	-	(5 498)
Decrease in hedge accounting due to settlement of instruments	-	-	-	-	(96 840)	-	(96 840)
Deferred tax on decrease in hedge accounting due to settlement of instruments	-	-	-	-	18 400	-	18 400
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**

The accompanying notes are an integral part of these unconsolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 2007 and 2006

	for the year ended 31 December 2007	for the year ended 31 December 2007
Increase in valuation of financial hedge instruments, net *	87 582	23 447
Profit recognized directly in equity	87 582	23 447
Profit for the period	2 759 859	2 199 876
Profit recognized in current period and in equity, total	**2 847 441**	**2 223 323**

* incl. financial instruments hedging sales of petrochemicals, refining products, purchases of crude oil and PLN currency swap hedging interest payment relating to issue of PLN denominated bonds. The Company applies hedge accounting since 2004.

Contents of additional notes to unconsolidated financial statements for the year 2007

(all amounts in PLN thousand)

1. Principle activity of the Company, composition of the Management Board and the Supervisory Board of the Company

Polski Koncern Naftowy ORLEN S.A. seated in Płock, Chemików 7 street ("Company", "PKN ORLEN", "Issuer") was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Company was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Company's activity includes among others:
- Processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products;
- Domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods;
- Research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: road, rail, water and by pipeline;
- Storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations;
- Services connected to the principal activity, in particular: sea and land reloading, refining of gas and oil including ethylization, dyeing and blending of components;
- Purchase, trade and processing of used lubricant oils and other chemical waste;
- Manufacturing, transportation and trade in heating energy and electricity;
- Overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation;
- Operation of petrol stations, bars, restaurants and hotels;
- Capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade;
- Providing services in respect of the clearance of electronic fuel cards;
- Crude oil exploration and extraction;
- Natural gas exploration and extraction.

As at 31 December 2007, Nafta Polska S.A. held directly or indirectly 17.32% of shares in the Company, the Polish State Treasury held 10.20%, and other shareholders 72,48% of the shares.

The composition of the Management Board

The following changes to the composition of the Management Board of PKN ORLEN took place in 2007:

On 18 January 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr. Igor Chalupec from the position of the President of the Management Board, effective from 18 January 2007. Mr. Igor Chalupec held the position of the President of the Management Board since 1 October 2004. At the same time, the Supervisory Board has appointed Mr. Piotr Kownacki, the Vice President till that day, responsible for Audit and Regulations, to the position of the President of the Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr. Jan Maciejewicz, on his motion, from the position of the Vice-President of the Management Board responsible for Cost Management as well as on the motion of the President of the Management Board, unanimously, Mr. Cezary Smorszczewski from the position of the Vice-President of the Management Board responsible for Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board, appointed unanimously Mr. Krystian Pater to the Member of the Management Board of PKN ORLEN.

On 19 April 2007 the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board has appointed unanimously Mr. Paweł Szymański, current Member of the Management Board, to the position of Vice President of the Management Board.

On 30 July 2007 the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board dismissed with the majority of votes Mr. Paweł Szymański from the position of Vice President of the

(all amounts in PLN thousand)

Management Board responsible for Finance, effective from 30 July 2007. At the same time the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board has appointed with the majority of votes Mr. Dariusz Formela to the position of Member of the Management Board of PKN ORLEN, effective from 30 July 2007.

On 23 August 2007 the Supervisory Board of the PKN ORLEN, on the motion of the President of the Management Board has appointed unanimously Mr. Waldemar Maj to the position of Vice President of the Management Board of PKN ORLEN, effective from 3 September 2007.

The composition of the Management Board of the Company as at 31 December 2007 was as follows:

Piotr Kownacki - President of the Management Board, General Director
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Wojciech Heydel - Vice-President of the Management Board, Sales
Waldemar Maj - Vice- President of the Management Board, Chief Financial Officer
Dariusz Formela - Member of the Management Board, Organization and Capital Group
Krystian Pater - Member of the Management Board, Production
Krzysztof Szwedowski - Member of the Management Board, Purchases and Information Technology

The following changes in the composition of the Management Board of PKN ORLEN took place after 31 December 2007:

On 28 February 2008 Supervisory Board of PKN ORLEN adopted a resolution regarding suspension of Mr. Piotr Kownacki from the activities of the President and Member of the Management Board of PKN ORLEN for the indefinite period of time.

At the same time Supervisory Board adopted a resolution, that for the period of suspension of the President Mr. Piotr Kownacki, the authority of the President of the Management Board of PKN ORLEN is taken over by the Vice President Mr. Wojciech Heydel.

The composition of the Management Board of PKN ORLEN as at the day of publication of this report is as follows:

Piotr Kownacki - President of the Management Board, General Director (suspended from the activities of the President and Member of the Management Board)
Wojciech Heydel - Vice-President of the Management Board, Sales (acting as President of the Management Board)
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Waldemar Maj - Vice- President of the Management Board, Chief Financial Officer
Dariusz Formela - Member of the Management Board, Organization and Capital Group
Krystian Pater - Member of the Management Board, Production
Krzysztof Szwedowski - Member of the Management Board, Purchases and Information Technology

The composition of the Supervisory Board of PKN ORLEN S.A.

The following changes in the composition of the Supervisory Board of PKN ORLEN took place in 2007:

On 30 May 2007 Management Board of PKN ORLEN has received a statement from Mr. Wiesław Rozłucki, Member of the Supervisory Board of PKN ORLEN , that he is not planning to candidate for the position of the Member of the Supervisory Board for the next term of office.

On 31 May 2007 Ordinary Shareholders Meeting of PKN ORLEN has appointed Supervisory Board for the new 3 years term of office. Mrs. Małgorzata Izabela Ślepowrońska has been appointed to the position of Chairman of the Supervisory Board. To the position of Member of the Supervisory Board have been appointed: Ms. Agata Janina Mikołajczyk, Mr. Robert Czapla, Mr. Marek Drac-Tatoń, Mr. Raimondo Eggink. Mr. Zbigniew Macioszek, Mr. Krzysztof Rajczewski, Mr. Jerzy Woźnicki. Mr. Raimondo Eggink and Mr. Jerzy Woźnicki have been appointed to the positions of independent Members of the Supervisory Board of PKN ORLEN.

On 25 June 2007 Supervisory Board has appointed Mr Jerzy Woźnicki to the position of Deputy Chairman of Supervisory Board and Mr. Krzysztof Rajczewski to the position of Secretary of the Supervisory Board.

On 6 July 2007 the Management Board of PKN ORLEN has been informed by Ministry of State Treasury that on behalf of Polish State Treasury Mr. Prof. Dr. hab. Inż. Janusz Zieliński has been appointed to the position of the Member of the Supervisory Board of PKN ORLEN.

(all amounts in PLN thousand)

On 27 November 2007 Management Board of Polski Koncern Naftowy ORLEN S.A. has been informed about resignation of Mr. Jerzy Woźnicki from the position of the Member of Supervisory Board of the Company, effective from 30 November 2007. Overload of duties was a reason of a resignation.

On 20 December 2007 the Supervisory Board has appointed Mr. Raimondo Eggink to the position of Deputy Chairman of the Supervisory Board.

The composition of the Supervisory Board as at 31 December 2007 was as follows:

Małgorzata Izabela Ślepowrońska - Chairman of the Supervisory Board
Raimondo Eggink - Deputy Chairman of the Supervisory Board
Krzysztof Rajczewski – Secretary of the Supervisory Board
Robert Czapla - Member of the Supervisory Board
Marek Drac-Tatoń - Member of the Supervisory Board
Zbigniew Macioszek – Member of the Supervisory Board
Agata Janina Mikołajczyk – Member of the Supervisory Board
Janusz Zieliński- Member of the Supervisory Board

The following changes in the composition of the Supervisory Board of PKN ORLEN took place after 31 December 2007:

On 7 February 2008 the Extraordinary General Shareholders Meeting of PKN ORLEN dismissed Ms. Małgorzata Izabela Ślepowrońska from the position of Chairman of the Supervisory Board of the PKN ORLEN and from the Supervisory Board of the PKN ORLEN.

In addition, the Extraordinary General Shareholders Meeting of the PKN ORLEN dismissed from the Supervisory Board of the PKN ORLEN the following Members: Mr. Robert Czapla, Mr. Marek Drac - Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Ms. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary General Shareholders Meeting of the PKN ORLEN appointed to the Supervisory Board of the PKN ORLEN:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board of the PKN ORLEN, and independent Member of Supervisory Board;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of the PKN ORLEN;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of the PKN ORLEN;
- Mr. Marek Karabuła to the position of Member of the Supervisory Board of the PKN ORLEN;
- Mr. Krzysztof Kołach to the position of the independent Member of the Supervisory Board of the PKN ORLEN;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of the PKN ORLEN;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of the PKN ORLEN;

On 15 February the Supervisory Board appointed Mr. Marek Karabuła to the position of the Deputy Chairman of the Supervisory Board and Mr. Ryszard Stefański to the position of Secretary of the Supervisory Board.

The composition of the Supervisory Board as at the day of publication of report is as follows:

Maciej Mataczyński - Chairman of the Supervisory Board
Marek Karabuła - Deputy Chairman of the Supervisory Board
Ryszard Stefański - Secretary of the Supervisory Board
Grzegorz Borowiec - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Krzysztof Kołach - Member of the Supervisory Board
Piotr Wielowieyski - Member of the Supervisory Board
Janusz Zieliński - Member of the Supervisory Board

(all amounts in PLN thousand)

2. Principles of presentation

Information on principles adopted for preparation of financial statements for 2007

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

The financial statements have been prepared in accordance with accounting principles contained in the International Financial Reporting Standards adopted by the European Union and in the scope required under the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The financial statements cover the period from 1 January to 31 December 2007 and the comparative period from 1 January to 31 December 2006.

In preparation of these financial statements the Company applied International Financial Reporting Standards adopted by the European Union (IFRSs) in force as at 31 December 2007.

Presented financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Company's financial position as at 31 December 2007 and 31 December 2006, results of its operations and cash flows for the year ended 31 December 2007 and 31 December 2006.

The financial statements have been prepared assuming that the Company will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Company will not be able to continue its operations as a going concern.

Statement of the Management Board

Under the Minister of Finance Regulation of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN hereby honestly and sincerely declares that to the best of their knowledge the foregoing financial statements and comparative data were prepared in compliance with accounting principles in force and that they reflect true and fair view on financial position its financial result of PKN ORLEN and that the Management Board Report on the Company's Operations presents true overview of development, achievement and business situation of PKN ORLEN, including basic risks and exposures.

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the audit of financial statements, was selected in compliance with the law and that the entity and auditors conducting the audit met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.

In compliance with principles of corporate governance adopted by the Management Board of PKN ORLEN the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor. On 23 August 2007 the Supervisory Board has prolonged contract with KPMG Audyt Sp. z o.o., as a qualified auditor for audit and review of consolidated and unconsolidated financial statements of PKN ORLEN and financial statements of the key companies from PKN ORLEN Capital Group for years 2008 – 2009.

3. Functional currency and presentation currency of financial statements

Functional currency of the Company and presentation currency of the foregoing financial statements is polish zloty.

4. Accounting principles

Property, Plant and Equipment

Property, plant and equipment include both fixed assets (assets that are in the condition necessary for them to be capable of operating in the manner intended by management) as well as construction in progress (assets that are in the course of construction or development necessary for them to be capable of operating in the manner intended by management).

Property, plant and equipment are stated in the financial statements prepared at the balance sheet date at the carrying amount. The carrying amount is the amount at which an asset is recognized after deducting any accumulated depreciation and accumulated impairment losses.

Property plant and equipment are initially recognized at cost. The cost of an item of property, plant and equipment comprises its purchase price and other costs directly attributable to bringing the item of property, plant and equipment into use. The cost of an item of property, plant and equipment includes also estimated costs of dismantling and removing the item and restoring the site/land on which it is located, the obligation for which is connected with acquisition or construction of an item of property, plant and equipment.

Depreciation of an item of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. The Company uses straight-line method and in justified cases units of production method.

The following standard economic useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over the period reflecting its economic useful life.

Appropriateness of the applied depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives. The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when incurred.

Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance.

Except for intangible assets arising from development other internally generated intangible assets are not recognized as assets and are recorded in the income statement in the period when the related cost has been incurred.

Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to the assets will flow to the entity and the cost of the asset can be measured reliably.
Intangible assets are measured initially at cost. The intangible assets acquired in a business combination are measured initially at fair value at the business combination date. Granted rights to renewable energy sources are measured initially at fair value.

After initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite useful life are amortized using straight-line method when an asset is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is verified periodically, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.
The depreciable amount of an asset is determined after deducting its residual value.

The following standard useful lives are used for intangible assets:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

CO_2 emission rights and rights to renewable energy sources are derecognized based on FIFO method ("First In, First Out").

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

Perpetual usufruct of land

The titles to perpetual usufruct of land acquired by the Company are presented in the separate position of the balance sheet.

The titles to perpetual usufruct of land obtained under an administrative decision are recognized as off balance sheet items.

Impairment of assets

If there is an external or internal indication that an item of property, plant and equipment or an intangible asset may be impaired, they are tested for impairment. Such tests are carried out annually also in respect of intangible assets with an indefinite useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by an impairment loss recognized immediately in the income statement. The recoverable amount is higher of its value in use and fair value less costs to sell.

Value in use is the present value of the future cash flows expected to be derived from continuing use of the asset and its ultimate disposal.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

Assets that do not generate cash flows individually are grouped in the smallest identifiable group of assets generating cash flows that are largely independent of the cash flows from other assets or groups of assets (cash-generating units). The Company allocates to each of the cash generating units:
- goodwill acquired in a business combination, if it may be assumed that the cash-generating unit benefited from the synergies of the combination;
- corporate assets, if there is reasonable and consistent basis of such an allocation.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash generating unit in the following order:
- first, to reduce the carrying amount of any goodwill allocated to the cash generating unit;
- then, to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

The Company assesses at each balance sheet date whether the impairment loss should be partly or completely reversed. Indication that the impairment loss recognized in prior period no longer exists is the opposite of indication that the impairment loss should be recognized.

An impairment loss recognized for goodwill is not reversed.

A reversal of an impairment loss is recognized in the income statement as revenue.

Lease

A lease is an agreement whereby a lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. Particularly leases are the agreements defined in the Civil Code as well as rent and tenancy agreements concluded for a definite time.

Assets used under the finance lease, that is the agreement that transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessee. Assets used under the operating lease, that is the agreement that does not transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessor.

If the Company uses an asset based on the finance lease, the asset is recognized in the balance sheet as an item of property, pant and equipment or an intangible asset. The leased asset is measured at the lower of its fair value or the present value of the minimum lease payments that is the present value of payments over the lease term that the lessee is or can be required to make.

The present value of the minimum lease payments is recognized in the balance sheet as financial liabilities with the division into short-term part (due no more than one year after the balance sheet date) and long-term part (due more than one year after the balance sheet date). The minimum lease payments are discounted and apportioned between finance charge and the reduction of the outstanding liability using interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate.

Depreciation methods for assets leased under the finance lease as well as methods of determining impairment losses in respect of assets leased under the finance lease are consistent with policies applied for the Company's owned assets.

If the Company conveyed to another entity the right to use an asset under the finance lease, the present value of the minimum lease payments and unguaranteed residual value is recognized in the balance sheet as receivables with the division into short-term part and long-term part. The minimum lease payments and unguaranteed residual value are discounted using interest rate implicit in the lease, that is the discount rate that, at the inception of the lease, causes the aggregate present value of the minimum lease payments, the unguaranteed residual value and the initial direct costs to be equal to the fair value of the leased asset.

If the Company uses an asset based on the operating lease, the asset is not recognized in the balance sheet and lease payments are recognized as an expense in the income statement.

If the Company conveyed to another entity the right to use an asset under the operating lease, the asset is recognized based on the same policies as applied for the Company's owned assets, that is as an item of property, plant and equipment or an intangible asset.

Lease income from operating leases is recognized as revenues from sale.

Exploration and extraction of hydrocarbons

For exploration and extraction of hydrocarbons activity the Company applies accounting principles based on Successful Efforts Method.

The stages of exploration and extraction of hydrocarbons activity are classified in the following way:
- preliminary stage of assessment;
- acquisition of rights to explore and extract;
- exploration of resources;
- recognition of resources;
- resource site planning;
- exploitation of resources.

All expenditures related to the preliminary stage of assessment are recognized in the income statement when incurred.

Cost incurred for acquisition of rights to explore and extract are recognized as intangible assets. General and administrative expenses that may be directly attributed to the purchase transaction of exploration/extraction rights should increase the purchase price of an asset. If direct allocation of costs to the purchase transaction of exploration/extraction rights is not possible, indirect expenses are recognized in the income statement when incurred.

Cost of exploration and recognition
- Cost incurred for each exploratory drilling is initially recognized as construction in progress. If the exploratory drilling is unsuccessful, the cost previously recognized as an asset is included in the income statement;
- Cost incurred for each appraisal drilling is initially recognized as construction in progress. If the appraisal is unsuccessful, the cost previously recognized as an asset (including cost incurred in exploration stage) is included in the income statement. If the appraisal is successful, the cost incurred for all appraisal drillings (including unsuccessful drillings in hydrocarbons resource, that was recognized as an asset) is transferred to property, plant and equipment at the date of put into use;
- Other cost incurred at the exploration and recognition stage is initially recognized as intangible assets under development or construction in progress, depending on the type of cost incurred. If the exploration and recognition stage ends without success other cost incurred previously recognized as an asset is included in the income statement;
- When the commercial viability and technical feasibility of a resource is confirmed, the Company defines cash generating unit. It is assumed that cash generating unit will be defined as hydrocarbons resource;
- General and administrative expenses that can be directly attributed to the exploration and recognition stage should be recognized as an asset and included in previously defined cash generating unit. If cost cannot be allocated, it is included in the income statement when incurred.

Cost incurred for resource site planning are recognized as an asset and included in previously defined cost generating unit. General and administrative expenses that can be directly attributed to the resource site planning stage should be recognized as an asset and included in previously defined cost generating unit. If cost cannot be allocated, it is included in the income statement when incurred.

Cost directly attributed to hydrocarbons resource exploitation is included in the income statement as the cost of the current period.

Depreciation of non-current assets used for exploration and exploitation activity is calculated proportionally to the amount of extracted hydrocarbons, using unit of production method. If the unit of production method is not

possible to apply (e. g. because of lack of information regarding total amount of hydrocarbons or using of assets on multiple stages of exploration or exploitation) other depreciation method, that most reliably reflects the economical usage, can be applied.

The Company creates provisions for the cost of removal of drillings and supporting infrastructure. The amount of the provision for future dismantling and land reclamation is initially recognized as a provision and as a part of initial value of an asset at the date of put into use.

The amount of created provisions is verified at each balance sheet date and adjusted to reflect the current knowledge as at that date. The increase in the provision due to the passage of time (due to discounting) is recognized as a financial expense. Changes in the provision due to assessment of cost, change of discount rate, change of date of removal/ reclamation adjust the book value of a provision and book value of an asset.

The Company performs impairment tests of assets used in exploration and exploitation activity, both for proved and unproved assets/resources.

The impairment assessment is performed by the Company for assets/resources (proved and unproved) on the level of cash generating unit defined as hydrocarbons resource.

Non-current assets held for sale

Non-current assets held for sale are those which comply simultaneously with the following criteria:
- the sales were declared by the appropriate level of management;
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and can be settled within 12 months following the sales decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met.

Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale, excluding above all financial assets and investment property, are measured at the lower of the carrying amount and the fair value less costs to sell.

In case of any subsequent increase in fair value less costs to sell of an asset, the Company recognizes a gain, but not in excess of the cumulative impairment loss that has been recognized.

Investment property

An investment property is initially recognized at cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure, such as professional fees for legal services, property transfer taxes and other transaction costs. The cost of a self-constructed investment property is its cost when the construction or development is complete and ready to use, according to principles defined for property, plant and equipment.

After initial recognition an investment property is presented at fair value determined on the basis of a valuation of an independent valuer. Gains and losses resulting from changes in fair value of investment property are presented in the income statement in the period in which they arise. The Company determines fair value without any deduction for transaction costs it may incur on sale or other disposal.

An investment property is presented in the financial statements prepared on the balance sheet date at fair value. The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction.

If there is clear evidence that the fair value of the investment property is not reliably determinable on a continuing basis, the Company measures investment property using the cost model, in accordance with principles defined for property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, as at trade date.

The Company derecognizes a financial asset when, and only when:
- the contractual rights to the cash flows from the financial asset expire, or
- it transfers the financial asset to another party.

The Company removes a financial liability (or part of financial liability) from its balance sheet when, and only when it is extinguished - that is when the obligation specified in the contract:
- is discharged, or
- is cancelled, or
- expired.

Measurement of financial assets

When a financial asset or a financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

When an option contract is recognized initially, there may be a difference between the transaction price and the instrument value that would be determined with valuation techniques used by the Company. In such a case the Company recognizes an asset initially at the transaction price and at the end of the reporting period (month) it determines the gain or loss resulting solely from change of factors taken into account when the transaction price was set.

For the purpose of measuring a financial asset at a balance sheet date or any other date after initial recognition, the Company classifies financial assets into the following four categories:
- financial assets at fair value through profit or loss;
- held-to-maturity investments;
- loans and receivables;
- available-for-sale financial assets.

Regardless of characteristics and purpose of a purchase transaction, the Company classifies initially selected financial assets as financial assets at fair value through profit or loss.

A financial asset at fair value through profit or loss is a financial asset classified as held for trading if it is:
- acquired principally for the purpose of selling or repurchasing in the near term, or
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profittaking, or
- a derivative (except for a derivative that is an effective hedging instrument);
- designated by the Company upon initial recognition as at fair value through profit or loss, when doing so results in more relevant information.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity.

Loans and receivables (including trade receivables) are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Results of changes in the value of available – for - sale financial assets are charged directly to equity.

Fair value measurement of financial assets

The Company measures financial assets at fair value through profit or loss, including derivative financial assets and available-for-sale financial assets at their fair value, without any deduction for transaction costs that may be incurred on sale or other disposal.

Fair value of financial assets is determined in the following way:
- for instruments quoted on an active market based on current quotations available as at the balance sheet date;
- for debt instruments unquoted on an active market based on discounted cash flows analysis;
- for forward and swap transactions based on discounted cash flows analysis.

If the fair value of investments in equity instruments (shares) that do not have a quoted market price on an active market is not reliably measurable, the Company measures them at cost, that is the acquisition price less any accumulated impairment losses.

Financial assets designated as hedging transaction are measured in accordance with the principles of hedge accounting.

A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss are recognized directly in the income statement.

A gain or loss on an available-for-sale financial asset are recognized directly in equity through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses that are recognized directly in income statement. In case of debt financial instruments interests calculated using the effective interest method are recognized in the income statement.

Amortized cost measurement of financial assets

The Company measures loans and receivables, including trade receivables, as well as held-to-maturity investments at amortized cost using the effective interest method. The Company uses simplified methods in respect of measurement of financial assets at amortized cost if it does not distort information included in the financial statements. Financial assets measured at amortized cost, in relation to which the Company uses simplifications, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Impairment of financial assets

The Company assesses at each balance sheet date whether there is any objective indicator that a financial asset or group of financial assets is impaired.

If there is an objective indicator that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured at the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.
The Company uses simplified methods in respect of determining the impairment of trade receivables – particularly the impairment loss is recognized if the payment term expired at least 6 months before the balance sheet date. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in income statement as revenues.

If there is an objective indicator that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

If there is an objective indicator that an impairment loss has been incurred on an available-for-sale financial asset, the cumulative loss that had been recognized directly in equity is removed from equity and recognized in the income statement. Impairment losses for an investment in an equity instrument classified as available for sale are not reversed through income statement.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed, with the amount of the reversal recognized in the income statement.

Non-current financial assets held for sale

Non-current financial assets, the carrying amount of which will be recovered principally through a sale transaction, are classified as non-current assets held for sale and presented in the separate position of the balance sheet. For this to be the case, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable. Such a classification does not result in application of measurement principles defined in IFRS 5 designated for non-current assets held for sale. Non-current financial assets held for sale are still measured based on general principles relating to financial assets.

Measurement of financial liabilities

As at the balance sheet date or other dates after the initial recognition the Company measures financial liabilities at fair value through profit or loss (including particularly derivatives which are not designated as hedging instruments) at fair value. Regardless of characteristics and purpose of a purchase transaction, the Company classifies initially selected financial liabilities as financial liabilities at fair value through profit or loss, when doing so results in more relevant information. The fair value of a financial liability is the current price of instruments quoted on an active market.

If there is no active market for a financial instrument, the fair value of the financial liabilities is established by using the following techniques:
- using recent arm's length market transactions between knowledgeable, willing parties;
- reference to the current fair value of another instrument that is substantially the same;
- discounted cash flow analysis.

Loans and borrowings received and trade liabilities are non-derivative financial liabilities with fixed or determinable payments that are not quoted on an active market.

Financial guarantee contracts, that are contracts that require the Company (issuer) to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, not classified as financial liabilities at fair value through profit or loss are measured at the higher of:
- the amount determined in accordance with principles relating to valuation of provisions;
- the amount initially recognized less, when appropriate, cumulative amortization.

Embedded derivatives

If the Company is a party of a hybrid (combined) instrument that includes an embedded derivative, the embedded derivative is separated from the host contract and accounted for as a derivative in accordance with principles defined for investments at fair value through profit or loss if all of the following conditions are met:
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative, and
- the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss (that is when a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).

The Company assesses the need to separate an embedded derivative from the host contract and to present it as a derivative, when it becomes a party of a hybrid instrument for the first time. Reassessment is made only in case, when subsequent changes are introduced to the hybrid contract that substantially modify cash flows required by the contract.

A derivative is a financial instrument with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and
- it is settled at a future date.

Hedge accounting

Derivatives designated as hedging instruments whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a hedged item are accounted for in accordance with hedge accounting, if all of the following conditions are met:
- at the inception of the hedge there is formal designation and documentation of the hedging relationship and the Company's risk management objective and strategy for undertaking the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;
- for cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect the income statement;
- the effectiveness of the hedge can be reliably measured;
- the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect the income statement. A firm commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

If a fair value hedge is used, it is accounted for as follows:
- the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement, and
- the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement (this applies also if the hedged item is an available-for-sale financial asset, whose changes in value are recognized directly in equity).

The Company discontinues prospectively fair value hedge accounting if:
- the hedging instrument expires, is sold, terminated or exercised (for this purpose, the replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the Company's documented hedging strategy);
- the hedge no longer meets the criteria for hedge accounting, or
- the Company revokes the designation.

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect the income statement. A forecast transaction is an uncommitted but anticipated future transaction.

If a cash flow hedge is used, it is accounted for as follows:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the statement of changes in equity, and
- the ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. However, if the Company expects that all or a portion of a loss recognized directly in equity will not be recovered in one or more future periods, it reclassifies into the income statement the amount that is not expected to be recovered.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Company removes the associated gains and losses that were recognized directly in equity and includes them in the initial cost or other carrying amount of the asset or liability.

The Company discontinues prospectively cash flow hedge accounting if:
- the hedging instrument expires, is sold, terminated or exercised - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;
- the hedge no longer meets the criteria for hedge accounting - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;

- the forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument recognized directly in equity are recognized in the income statement.

If the Company revokes the designation, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs or is no longer expected to occur.

Inventories

Inventories are assets:
- held for sale in the ordinary course of business;
- in the process of production for such sale, or
- in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Raw materials and merchandise are measured initially at acquisition cost.

As at the balance sheet date raw materials and merchandise are measured at the lower of cost and net realizable value, considering any inventory allowances. A net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Estimates of a net realizable value of particular items of raw materials and merchandise are made during the reporting year on a current basis. Revaluation to a net realizable value concerns raw materials and merchandise that are damaged or obsolete.

The cost of usage of raw materials and merchandise is determined based on the weighted average cost formula, based on acquisition or purchase cost.

Finished goods and work in progress are measured initially at production cost. Production costs include costs of materials and costs of conversion for the production period.

The production costs do not include:
- costs incurred as a consequence of low production or production losses;
- general administration expenses that are not directly attributable to bringing the inventories to the condition and location at the moment of valuation;
- storage costs of finished goods and work in progress, unless these costs are necessary in the production process;
- selling costs.

For finished goods, the production costs comprise related fixed and variable indirect costs for normal production levels.

As at the balance sheet date finished goods and work in progress are measured at the lower of cost and net realizable value.

The cost of usage of finished goods is determined based on the weighted average cost formula, based on production cost in the particular reporting period.

Receivables

Trade and other receivables are recognized initially at the present value of the expected proceeds and are stated in the subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.

The Company uses simplified methods of receivables measurement, if it does not distort information included in the financial statements, particularly if the payment term of receivables is not long. Receivables, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of the Company's cash management.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.

The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

The Company's own shares and outstanding share capital contributions decrease the equity.

Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.

Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Company as retained earnings.

Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

Retained earnings include:
- the amounts arising at profit distribution;
- transfers from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve, if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods);
- the undistributed result for prior periods;
- the current period net result;
- advance dividends paid;
- the effects of prior period errors.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest method. The difference between the net proceeds and the buyout amount is recognized as financial expenses or revenues over the term of the loan or borrowing.

The Company uses simplified methods of interest-bearing loans and borrowings measurement that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of the loan or borrowing is not long. Interest-bearing loans and borrowings, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Borrowing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the income statement in the period to which they refer.

Provisions

A provision is a liability of uncertain timing or amount.

The Company recognizes a provision when it has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The provision is reversed, if it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The provision is used only for expenditures for which the provision was originally recognized.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as financial expenses.

The provisions are created for (if recognition criteria mentioned above are met):
- environmental risk;
- restructuring;
- legal proceedings.

Provisions are not recognized for future operating losses.

Environmental provision

The Company makes provisions for future liabilities for reclamation of contaminated land or water or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provision for reclamation is periodically reviewed based on reports prepared by independent experts. The Company conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Provision for jubilee, retirement and pension benefits

Under the Company's remuneration plans its employees are entitled to jubilee bonuses as well as retirement and pension benefits.

The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement (pension) benefits are paid once at retirement (pension). The amount of retirement and pension benefits as well as jubilee bonuses depends on the number of years of service and an employee's average remuneration.

The jubilee bonuses are other long-term employee benefits, whereas retirement benefits and pension are classified as post-employment benefit plans.

The retirement and pension benefits and jubilee bonuses provisions are created in order to allocate costs to relevant periods.

The present value of these liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities.
The accumulated liabilities equal discounted future payments, considering employee rotation, planned increase of remuneration and relate to the period ended at the last day of the reporting year.

Actuarial gains and losses are recognized in the income statement.

Accrued expenses

Accrued expenses are liabilities to pay for goods or services that have been received or supplied but have not been invoiced or formally agreed with the supplier, including amounts due to employees.

The uncertainty about the amount or timing of accrued expenses is much lower than in respect of provisions.

Accrued expenses relate for example to:
- unused holidays;
- loyalty program;
- employee bonuses.

Liabilities

Trade and other liabilities are stated at amortized cost using the effective interest method. The Company uses simplified methods of liabilities measurement, including financial liabilities that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of liabilities is not long. Liabilities, including financial liabilities, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Contingent liabilities and contingent assets

Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed in the financial statements unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company.

Contingent assets are not recognized in the balance sheet, however the respective information on the contingent asset is disclosed in the financial statements if the inflow of economic benefits is probable.

Revenues

Revenue from sale of finished goods, services, merchandise and raw materials is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue from sale of finished goods, merchandise, and raw materials is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods. Revenue includes received or due payments for delivered goods or merchandise decreased by the amount of any trade discounts, value added tax (VAT), excise tax and fuel charges. The amount of revenue is measured at fair value of the received or due payments. Revenues realized on settlement of financial instruments hedging cash flows adjust revenues from sale.

Revenues and costs concerning rendering of services, whose beginning and end fall within different reporting periods, are recognized by reference to the stage of completion of the contract, when the outcome of a contract can be estimated reliably, that is when the total contract revenue and contract costs can be measured reliably, it is probable that the economic benefits will flow to the Company and the stage of contract completion can be measured reliably. When these conditions are not met, revenue is recognized only to the extent of contract costs incurred that is probable will be recoverable.

Revenues from licenses, royalties and trade mark are recognized on an accrual basis in accordance with the substance of the relevant agreement. Prepayments are recognized as deferred income.

Franchise revenues are recognized in accordance with the substance of the relevant agreement, in a way reflecting the reason of charging with franchise fees.

Revenues from dividends are recognized when the shareholder's right to receive payment is established.

Costs

The Company recognizes costs in accordance with accrual basis and prudence.

Costs of finished goods sold comprise costs of finished goods sold and costs of services sold, including services of support functions.

Distribution expenses include selling brokerage expenses, trading expenses, advertising and promotion expenses as well as transport expenses.

General and administrative expenses include expenses relating to management and administration of the Company as a whole.

Operating segments

The Company adopted business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of different merchandise and finished goods.

A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

The operations of the Company are divided into two main business segments:
- the Refining Segment that comprises crude oil processing as well as wholesale and retail trade in refinery products;

- the Petrochemical Segment that encompasses production and sales of petrochemicals.

The other operations of the Company include mainly support functions.

Segment revenue is revenue reported in the Company's income statement that is directly attributable to a segment and the relevant portion of the Company's revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the Company.

Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis to the segment, including expenses relating to sales to external customers and expenses relating to transactions with other segments of the Company. Segment expense does not include:
- income tax expense;
- losses on sales of investments or losses on extinguishment of debt unless the segment's operations are primarily of a financial nature;
- general and administrative expenses and other expenses incurred at the level of the Company as a whole, unless such expenses concern operating activities of a segment and can be allocated on a reasonable basis to the segment.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Particularly segment assets and liabilities do not include assets (liabilities) connected with income tax.

The segment result is determined at the level of result from operations.

The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made, after adjustments within a given segment.

Sales prices used in transaction between segments are close to market prices. Segment operating costs are allocated to a proper segment.

Other costs which cannot be reliably allocated are included as unallocated expenses, reconciling total segment results to result from operations.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it.

If the grant relates to a given income, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate.

If the grant concerns particular asset, its fair value is recognized as deferred income and on a systematic basis recorded in the income statement over the estimated useful life of the underlying asset.

Income tax expense

Income tax expense comprises current tax expense and deferred tax expense and decreases profit before tax.

Current tax is determined in accordance with the relevant tax law regulations in respect of the taxable profit.

Current tax liabilities represent the amounts payable at the balance sheet date. If the amount paid due to current income tax is greater than the amount due the excess is recognized in the balance sheet as a receivable.

Income tax is charged on result before tax.

Deferred tax assets are recognized for deductible temporary differences, unrealized tax losses and unrealized tax relieves.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deductible temporary differences are temporary differences that will result in reducing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Deductible temporary differences arise when the carrying amount of an asset is lower than its tax base or when the carrying amount of a liability is higher than its tax base. Deductible temporary

differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

Taxable temporary differences are temporary differences that will result in increasing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Taxable temporary differences arise when the carrying amount of an asset is higher than its tax base or when the carrying amount of a liability is lower than its tax base. Taxable temporary differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

The Company does not recognize deferred tax assets and deferred tax liabilities for temporary differences resulting from the initial recognition of an asset or liability in a transaction which is not a business combination, and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). A deferred tax liability is not recognized for goodwill, whose amortization is not a tax deductible cost.

The deferred tax assets and liabilities are measured at each balance sheet date using enacted tax rates binding for the year in which the tax obligation arises, based on tax rates published in tax law.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized (impairment analysis of deferred tax assets at each balance sheet date).
Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities relating to equity transactions are charged to equity.

Deferred tax assets and liabilities are accounted for as non-current assets or long-term liabilities in the balance sheet.

Deferred tax assets and liabilities are offset in the balance sheet, if the Company has a legally enforceable right to set off the recognized amounts. It is assumed that a legally enforceable right exists if the amounts concern the same tax payer (including capital tax group), except for amounts taxed based on lump sum method or in a similar way, if tax law does not allow to offset them with tax determined according to general rules.

Earnings per share

Basic earnings per share are calculated by dividing the net profit for a given period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of ordinary shares.

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

The functional currency of the Company is Polish zloty.

At each balance sheet date:
- foreign currency monetary items including units of currency held by the Company as well as receivables and liabilities due in defined or definable units of currency are translated using the closing rate, i.e. spot exchange rate as at the balance sheet date;
- non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the income statement in the period in which they arise, except for monetary items hedging currency risk, that are accounted for in accordance with cash flows hedge accounting. Foreign exchange differences are recognized in the income statement in the net amount.

The Company's Management Board estimates and assumptions

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and expenses. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

The estimates and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Changes in accounting policies, changes in accounting estimates and errors

The Company changes an accounting policy only if the change:
- is required by change in the accounting law;
- results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

Changes in accounting policies are applied retrospectively. The related adjustments are presented in equity – in retained earnings. To ensure that data are comparable the Company adjusts the opening balance of each affected component of equity for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information, development of a situation or more experience.

The prior period errors are corrected by the equity – retained earnings. When preparing financial statements, the assumption is made that the error was corrected in the period, in which it was made. It means that the amount of the correction relating to the prior period should be included in the income statement of that period.

Cash flow statement

The cash flow statement is prepared using indirect method.

Cash and cash equivalents presented in the cash flow statement include cash and cash equivalents less bank overdrafts, if they form an integral part of the Company's cash management.

Dividends received are presented in cash flows from investing activities.

Dividends paid are presented in cash flows from financing activities.

Interests paid on bank loans and borrowings, debt securities issued and interests from financial leases paid are presented in cash flows from financing activities. Other interests paid are presented in cash flows from operating activities.

Interests received from finance leases, loans granted and short term securities are presented in cash flows from investing activities. Other interests received are presented in cash flows from operating activities.

Cash flows from corporate income tax are presented in cash flows from operating activities.

Business combinations

Business combinations are accounted for using the purchase method. Application of this method requires:
- identification of acquirer;
- measurement of cost of the business combination;
- allocation, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

(all amounts in PLN thousand)

The fair value of assets, liabilities and contingent liabilities, for the purpose of an allocation of a cost of business combination, is recognized in accordance with the appendix B to IFRS 3.

The excess of the cost of business combination over the net fair value of identifiable assets, liabilities and contingent liabilities is presented as goodwill.

The excess of the net fair value of identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized as other operating income of the period.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date (all relevant days of acquisition if the business combination results from a series of transactions) at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities.

Goodwill is allocated to cash-generating units at the acquisition date.

Goodwill is tested for impairment before the end of the reporting period in which the business combination occurred and in the following annual reporting periods. If events or circumstances indicate that goodwill might be impaired, the goodwill is tested for impairment before the end of each reporting period, in which such circumstances occurred.

As at the balance sheet date goodwill is measured at cost less cumulative impairment losses recognized in the previous periods as well as decreases due to partial disposals of shares, to which goodwill was allocated. Impairment losses up to the amount of goodwill allocated to a particular cash-generating unit (or group of units) are not reversible.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination, the acquirer reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and recognizes immediately in the income statement any excess remaining after that reassessment.

Impact of new Standards and Interpretations on the Company's financial statements

As at 31 December 2007 the following new standards, changes and interpretations to International Financial Reporting Standards were published:

- IFRIC 11 – "Group and Treasury Share Transactions" – effective for the annual periods beginning on or after 1 March 2007;
- IFRIC 12 – "Service Concession Arrangements" – effective from 1 January 2008;
- IFRIC 13 – "Customer Loyalty Programmes" – effective from 1 July 2008;
- IFRIC 14 – "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction - effective from 1 July 2008;
- IFRS 2 – "Share – based Payment" – effective from 1 January 2009;
- IFRS 3 – "Business Combinations" – effective from 1 July 2009;
- IFRS 8 – "Operating Segments" – effective from 1 January 2009;
- IAS 1 – "Presentation of Financial Statements" – effective from 1 January 2009;
- IAS 23 –"Borrowing Costs" – effective from 1 January 2009;
- IAS 27 – "Consolidated and Separate Financial Statements" – effective from 1 July 2009;
- IAS 32 – "Financial Instruments: Presentation" – effective from 1 January 2009.

As at 31 December 2007 all the above-mentioned standards and interpretations are pending for the European Union approval.

The Company assessed the effects of implementation of these interpretations and changes to standards. Changes to IAS 23 were identified as most likely to significantly influence the financial statement. As the borrowing costs are not to be recognized as an expense in the income statement, the changes will cause the decrease of financial costs and an increase of depreciation expense of non-current assets, starting from the date of put into use. Borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset and depreciated during the economic useful life of an asset. Due to the fact that it is difficult to specify the connection between the loan or borrowing and the asset, currently the Company analyses the borrowing costs in order to keep the

commensurability between drawn loans and current investments. Starting form 1 January 2009 the Company introduces the prospective changes to the accounting principles regarding the borrowing costs. In accordance with the changes to IAS 23, principles applied so far will not be used.

In this financial statement the Company recognized in the income statement the effect of the borrowing costs in the amount of PLN 134,713 thousand, which is the effect of positive foreign exchange differences and interests in 2007 and respectively PLN (113,079) thousand as the effect of negative foreign exchange differences and interest in 2006.

According to the preliminary assessment other changes in standards mentioned above will not significantly influence the Company's financial statements.

(all amounts in PLN thousand)

5. Tangible fixed assets

	31 December 2007	31 December 2006
Land	252 881	239 516
Buildings and constructions	4 841 989	4 594 478
Machinery and equipment	2 431 398	2 564 605
Vehicles and other	213 344	217 656
Construction in progress	732 527	384 861
Total property, plant and equipment	**8 472 139**	**8 001 116**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross value						
1 January 2007	239 516	6 453 240	5 808 588	447 538	423 078	13 371 960
Increase	-	20 494	574	39 988	1 382 477	1 443 533
Reclassification *	16 858	584 198	351 373	36 103	(1 024 417)	(35 887)
Decrease	(3 491)	(66 417)	(61 538)	(66 779)	(9 321)	(207 546)
31 December 2007	**252 881**	**6 991 515**	**6 098 997**	**456 850**	**771 817**	**14 572 060**
1 January 2006	201 694	5 844 896	5 513 829	400 931	444 506	12 405 856
Increase	1	32 018	30 543	7 144	1 140 434	1 210 140
Reclassification **	37 956	614 175	343 907	96 881	(1 134 066)	(41 147)
Decrease	(135)	(37 849)	(79 691)	(57 418)	(27 796)	(202 889)
31 December 2006	**239 516**	**6 453 240**	**5 808 588**	**447 538**	**423 078**	**13 371 960**
Accumulated depreciation and impairment allowances						
1 January 2007	-	1 658 762	3 243 983	229 882	38 217	5 370 844
Depreciation	-	342 876	480 740	55 708	-	879 324
Other increases	-	532	28	11 201	-	11 761
Impairment allowances	-	(13 029)	(1 820)	(44)	1 073	(13 820)
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(39 615)	(55 332)	(53 241)	-	(148 188)
31 December 2007	-	**2 149 526**	**3 667 599**	**243 506**	**39 290**	**6 099 921**
1 January 2006	-	1 545 354	2 788 844	222 532	40 568	4 597 298
Depreciation	-	338 539	500 750	47 135	-	886 424
Other increases	-	2 023	2 058	6 040	-	10 121
Impairment allowances	-	(1 358)	997	165	(2 351)	(2 547)
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	-	(25 796)	(48 666)	(45 990)	-	(120 452)
31 December 2006	-	**1 658 762**	**3 243 983**	**229 882**	**38 217**	**5 370 844**
Net book value						
1 January 2007	**239 516**	**4 594 478**	**2 564 605**	**217 656**	**384 861**	**8 001 116**
31 December 2007	**252 881**	**4 841 989**	**2 431 398**	**213 344**	**732 527**	**8 472 139**
1 January 2006	**201 694**	**4 299 542**	**2 724 985**	**178 399**	**403 938**	**7 808 558**
31 December 2006	**239 516**	**4 594 478**	**2 564 605**	**217 656**	**384 861**	**8 001 116**

* Transfers from construction in progress to specific groups of property, plant and equipment in the amount of PLN 988 530 thousand, transfers of intangible assets in the amount of PLN 32 243 thousand and perpetual usufruct of a land in the amount of PLN 3 644 thousand

** Transfers form construction in progress to specific groups of property, plant and equipment in the amount of PLN 1 092 919 thousand, transfers of intangible assets in the amount of PLN 25 488 thousand and perpetual usufruct of land in the amount of PLN 15 658 thousand

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Impairment allowances for property, plant and equipment as at 31 December 2007 and 31 December 2006 amounted to PLN 128,260 thousand and PLN 142,081 thousand, respectively.

In 2007 the Company reviewed economic useful lives of property, plant and equipment applied afore. Should the rates from previous year be applied, depreciation expense would be higher by PLN 35,678 thousand. The gross book value of all fully depreciated property, plant and equipment still in use as at 31 December 2007 amounted to PLN 1,357,124 thousand and as at 31 December 2006 amounted to PLN 1,085,038 thousand.

Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to other operating expenses. The impairment allowances relate primarily to liquid fuels warehouse bases and petrol stations.

As at 31 December 2007 and 31 December 2006 no property, plant and equipment were used as a pledge for the Company's liabilities.

(all amounts in PLN thousand)

6. Intangible assets

	31 December 2007	31 December 2006
Acquired licenses, patents and similar intangible assets	55 757	42 211
Other	2 835	595
Total intangible assets	**58 592**	**42 806**

The changes of intangible assets were as follows:

	Acquired licenses, patents and similar intangible assets	Other	Total
Gross value			
1 January 2007	201 466	8 983	210 449
Acquisition	184	8 292	8 476
Reclassification *	32 243	-	32 243
Decrease	(1 411)	(5 257)	(6 668)
31 December 2007	**232 482**	**12 018**	**244 500**
1 January 2006	174 209	5 040	179 249
Acquisition	2 260	4 146	6 406
Other increases	1 074	-	1 074
Reclassification *	25 488	-	25 488
Decrease	(1 565)	(203)	(1 768)
31 December 2006	**201 466**	**8 983**	**210 449**
Accumulated depreciation and impairment allowances			
1 January 2007	159 255	8 388	167 643
Depreciation	17 828	-	17 828
Other increases	-	6 052	6 052
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(358)	(5 257)	(5 615)
31 December 2007	**176 725**	**9 183**	**185 908**
1 January 2006	145 111	5 038	150 149
Depreciation	14 354	2	14 356
Other increases	-	3 551	3 551
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(210)	(203)	(413)
31 December 2006	**159 255**	**8 388**	**167 643**
Net book value			
1 January 2007	**42 211**	**595**	**42 806**
31 December 2007	**55 757**	**2 835**	**58 592**
1 January 2006	**29 098**	**2**	**29 100**
31 December 2006	**42 211**	**595**	**42 806**

* transfers from construction in progress

Impairment allowances for intangible assets as at 31 December 2007 and 31 December 2006 amounted to PLN 47 thousand.

In 2007 the Company reviewed economic useful lives of intangible assets applied afore. Should the rates from previous year be applied, adjustment to depreciation expense would not be material. The gross book value of all fully depreciated intangible assets still in use as at 31 December 2007 amounted to PLN 145,292 thousand and as at 31 December 2006 amounted to PLN 135,393 thousand.

CO_2 emission rights

In the unconsolidated financial statements, the Company recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Company has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date the rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

Information on granted emission rights and their balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousand)**
Emission rights acquired by the Company in 2005 for the 3-year accounting period	17 151 600	1 402 816
Actual use of emission rights in 2005	(5 450 878)	(445 823)
Actual use of emission rights in 2006	(5 520 509)	(451 518)
Remaining emission rights for 2007	6 180 213	505 475
Sale of emission rights in 2007 (quantity and value in accordance with accounting records)	(773 013)	(63 225)
Estimated emissions planned in 2007	(5 407 200)	(442 250)
CO_2 emission rights as at 31 December 2007	-	-

As at 31 December 2007 the net value of granted emission rights in the balance sheet of the Company, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

At at the day of publication of these financial statements, the CO_2 emission rights received free of charge for 2007, were settled. According to qualified independent data verifier, corrected and verified total amount of emission in 2007 amounted to 5,110,131 Mg CO_2, that is 5,110,131 emission rights. This emission rights were discontinued in March 2008. After discontinuation 297,069 unused emission rights were left. All unused rights were sold in March 2008. PKN ORLEN has no longer any unused emission rights granted for the first settlement period (years 2005-2007).

In 2007 profit on sale of CO_2 emission rights in the amount of PLN 162 thousand was recognized.

Cogeneration certificates

In accordance with state regulations based on Directive No. 2001/77/EC from 27 September 2001 adopted by the European Union, the Company has recognized in the financial statements cogeneration certificates on production of high efficient electricity ("Red Energy").

In the balance sheet as at 31 December 2007, the net value of granted rights, being a difference between fair value of rights and deferred income related to receipt of free of charge rights, amounted to nil.

The sale of free of charge red energy rights is recognized as profit in other operating revenues, in the reporting period, when the rights were sold.

In the 12-month period ended 31 December 2007 the Company was granted rights in the amount of 1,058,625 MWh. The value of certificates amounted to PLN 18,632 thousand.

(all amounts in PLN thousand)

Perpetual usufruct of land

The titles to perpetual usufruct of land obtained under an administrative decision were recognized as off balance sheet items in the amount of PLN 927,112 thousand as at 31 December 2007 and of PLN 941,518 thousand as at 31 December 2006. These rights have been revalued to fair value as at 1 January 2004.

Concessions

As at 31 December 2007 and 31 December 2006 the Company possessed concessions for public services due to which annual concession fees recognized in the income statement in a given period are paid.

The Company as the owner of particular concessions granted by proper bodies of the public administration possesses concessions for the following activities:

- the trade of electrical energy;
- transportation and distribution of electrical energy;
- manufacturing of heating energy;
- transportation and distribution of heat energy;
- manufacturing of electrical energy;
- trade of heating energy;
- trade of liquid fuels;
- manufacturing of liquid fuels;
- manufacturing of gas fuels;
- trade of natural gas with foreign countries;
- exploration and recognition of crude oil and natural gas.

Concession for trade, transportation, distribution and manufacturing of electrical energy as well as concession for manufacturing, transportation and distribution of heating energy are granted for the period of 27 years (till 31 December 2025). Concessions for the trade of heating, gas fuels and natural gas with foreign countries are granted for ten years (till June 2013). Concessions for the trade and manufacturing of liquid fuels are granted for ten years (till 31 December 2008). Concessions for exploration and recognition of crude oil and natural gas are granted for five years (till 30 November 2012).

(all amounts in PLN thousand)

7. Long – term financial assets, shares in related entities and loans granted

a) Shares in related entities

Name	Seat	31 December 2007	31 December 2006	Company's interest in capital/ in voting rights as at 31 December 2007	Company's interest in capital/ in voting rights as at 31 December 2006	Principal activity
AB Mozeikiu Nafta („Mazeikiu") *	Lithuania - Juodeikiai	7 241 745	6 759 742	90,02%	84,2%	throughput of crude oil
UNIPETROL a.s.	Czech Republic - Praha	1 812 882	1 812 882	62,99%	62,99%	asset management of Unipetrol Group
ORLEN Deutschland AG	Germany - Elmshorn	503 803	503 803	100%	100%	asset management and retail fuel sales
Basell ORLEN Polyolefins Sp. z o.o.	Poland – Płock	453 699	453 699	50%	50%	production, distribution and sale of polyolefines
Polkomtel S.A.	Poland – Warszawa	436 495	436 495	19,61%	19,61%	rendering mobile telecommunication services
Anwil S.A.	Poland – Włocławek	176 200	176 200	84,79%	84,49%	production of nitric fertilizers, polyvinyl chloride
Niezależny Operator Międzystrefowy Sp. z o.o.	Poland – Warszawa	-	84 004	-	35,00%	rendering ground telecommunication services
Rafineria Trzebinia S.A.	Poland – Trzebinia	74 503	74 503	77,15%	77,15%	processing of paraffin, production and sale of fuel and oils
Rafineria Nafty Jedlicze S.A.	Poland – Jedlicze	64 000	64 000	75%	75%	processing of paraffin, production and sale of processing derivatives
ORLEN Oil Sp. z o.o.	Poland – Kraków	57 144	57 144	51,69%	51,69%	processing of paraffin, production and sale of processing derivatives
ORLEN Eko Sp. z o.o.	Poland – Płock	77 100	77 100	100%	100%	waste management, processing of non-metal waste
ORLEN Asfalt Sp. z o.o.	Poland – Płock	50 000	50 000	82,46%	82,46%	production and processing of products of crude oil refining
Other		420 698	421 368			
Total		**11 368 269**	**10 970 940**			
Impairment allowances						
ORLEN Deutschland AG		(75 000)	(75 000)			
Niezależny Operator Międzystrefowy Sp. z o.o.		-	(65 970)			
Other		(40 682)	(38 507)			
Total impairment allowances		**(115 682)**	**(179 477)**			
Net value of significant shares in related entities		**11 252 587**	**10 791 463**			
		========	========			

* PKN ORLEN Group recognized liability regarding minority shareholders squeeze out of Mazeikiu. As a result in consolidated financial statement – 100% shares in Mazikiu was assumed

(all amounts in PLN thousand)

Name	Seat	31 December 2007	31 December 2006	Company's interest in capital/ in voting rights as at 31 December 2007	Company's interest in capital/ in voting rights as at 31 December 2006	Principal Activity
b) Long-term financial assets						
- Assets available-for-sale *						
Telewizja Familijna S.A. **	Poland – Warszawa	26 004	26 004	11,96%	11,96%	radio and television related activity
Naftoport Sp. z o.o.	Poland – Gdańsk	31 026	31 026	14,10%	14,10%	construction, operation and maintenance of loading station for liquid fuels
Other		11 099	11 208			
Total		**68 129**	**68 238**			
Impairment allowances						
Telewizja Familijna S.A.		(26 004)	(26 004)			
Other		(9 329)	(9 582)			
Total impairment allowances		**(35 333)**	**(35 586)**			
Total assets available – for – sale		**32 796**	**32 652**			
- Investments held to maturity						
Telewizja Familijna S.A. bonds **	Poland – Warszawa	26 000	26 000			
Impairment allowance		(26 000)	(26 000)			
Net value of investments held to maturity		**-**	**-**			
Net value of significant shares in other entities		**32 796**	**32 652**			
c) Loans granted						
Related parties		**47 000**	**5 589**			

* these assets are not classified as held for sale
** As at 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 31 December 2007 and 31 December 2006 was fully covered by an allowance.

(all amounts in PLN thousand)

8. Other non-current assets

	31 December 2007	31 December 2006
Receivables from additional payments to subsidiaries' equity	15 858	14 721
Receivables due to acquisition of liabilities of the Unipetrol Group	-	29 716
Other	568	2 543
Total	**16 426**	**46 980**

9. Inventories

	31 December 2007	31 December 2006
Raw materials	4 102 712	2 463 786
Work in progress	498 529	434 550
Finished goods	1 906 997	1 392 501
Merchandise	245 248	224 899
Total inventory	**6 753 486**	**4 515 736**

The inventory allowances amounted to PLN 5,817 thousand as at 31 December 2007 and PLN 6,771 thousand as at 31 December 2006.

As at 31 December 2007 and 31 December 2006 inventories of the Company were not used as a pledge for its liabilities.

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Regulation (the regulation of 19 December 2005 currently in force, Official Journal no. 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions in prior year less export and intra-Community supplies (in addition Material Reserves Agency is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average and net import in a given year).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels are contained in the Minister of Economy Regulation of 24 April 2007 (Official Journal no 81 item 546,547).

At the beginning of April 2007 the new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market was introduced. The act introduced additional conditions which are met in the International Energy Agency. Due to that fact Poland became an associated member of the Agency and started the procedure of obtaining the full membership in the organization.

The new act introduced additional provisions such as:
- Building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves;
- Changes to methods of calculation of reserves (quantities sold in the country were replaced by net imports of crude oil in the revised methodology);
- Building up a 30-days reserves of LPG and natural gas.

PKN ORLEN fulfilled all obligations regarding the new act, which led to establishing higher reserves of crude oil.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The value of mandatory reserves held by the Company as at 31 December 2007 and 31 December 2006 amounted to PLN 4,391,455 thousand and PLN 2,443,865 thousand, respectively.

The increase is the effect of an increase of the quantity of mandatory reserves and prices for crude oil.

(all amounts in PLN thousand)

10. Trade and other receivables

	31 December 2007	31 December 2006
Trade receivables	4 265 822	3 198 480
Excise tax and fuel charge receivables	185 353	215 777
Taxation, duty and social security receivables	98 231	135 263
Receivables due to sale of property, plant and equipment	197	2 233
Prepayments for property, plant and equipment	398 910	57 657
Receivables due to acquisition of liabilities of the UNIPETROL Group	-	7 820
Prepayments for delieveries	4 791	41 264
Other receivables	66 096	72 702
Total trade and other receivables, gross	**5 019 400**	**3 731 196**
Receivables allowances	(272 990)	(255 573)
Total trade and other receivables, net	**4 746 410**	**3 475 623**

Trade and other receivables include PLN 1,215,124 thousand of amounts denominated in foreign currencies as at 31 December 2007 and PLN 540,059 thousand as at 31 December 2006.

Trade receivables result primarily from the sales of finished goods and sales of merchandise.

Receivables allowances:

	2007	2006
Receivables allowances as at 1 January	255 573	232 623
Allowance made during the period	129 577	117 786
Allowance reversed during the period	(93 547)	(84 475)
Allowance used during the period	(18 613)	(10 361)
Receivables allowances as at 31 December	**272 990**	**255 573**

11. Short-term financial assets

	31 December 2007	31 December 2006
Financial instruments at fair value through profit and loss	80 833	18 205
Derivatives recognized in financial assets designated as hegding instruments - hedge accounting	82 335	37 241
Held to maturity	25 004	-
Available for sale	11 626	-
Total	**199 798**	**55 446**

12. Short-term prepayments

	31 December 2007	31 December 2006
Operating lease payments	15 608	16 556
Costs of insurance	27 299	31 163
Other	14 579	7 677
Total	**57 486**	**55 396**

(all amounts in PLN thousand)

13. Cash and cash equivalents

	31 December 2007	31 December 2006
Cash on hand and in bank	142 151	228 891
Cash in transit	23 991	78 424
Total	**166 142**	**307 315**
incl. cash and cash equivalents not available for use	-	3 000

Total cash and cash equivalents denominated in foreign currencies amounted to PLN 6,409 thousand as at 31 December 2007 and to PLN 57,421 thousand as at 31 December 2006.

14. Bank loans

	Note	31 December 2007	31 December 2006
Bank loans	(a)	5 822 950	6 635 472
Debt securities	(b)	1 117 512	-
Total		**6 940 462**	**6 635 472**
Including:			
Short-term		440 262	3 139 842
Long-term		6 500 200	3 495 630

The value of interest-bearing loans and borrowings drawn by the Company and debt securities issued increased in 2007 by 304,990 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of foreign loans translated to PLN:
  - EUR 580,000 thousand (PLN 2,142,730 thousand) of a consortium multi currency loan (Bank of Tokyo-Mitsubishi as Agent);
  - EUR 540,000 thousand (PLN 1,978,902 thousand) of a consortium multi currency loan (BNP Paribas S.A. as Agent);
  - EUR 180,000 thousand (PLN 669,780 thousand) in European Investement Bank;

- Drawing of loans in PLN:
  - PLN 500,000 thousand in PKO BP S.A.;
  - PLN 400,000 thousand of a consortium loan (Bank of Tokyo-Mitsubishi as Agent);
  - PLN 27,935 thousand in Bank Pekao S.A.;
  - PLN 11,524 thousand in BPH S.A.

- Indebtedness from debt securities issued in the amount of PLN 1,117,512 thousand;

- Repayment of foreign currency loans translated to PLN:
  - EUR 900,000 thousand (PLN 3,288,910 thousand) of a consortium multi currency loan (BNP Paribas S.A. as Agent);
  - USD 300,000 thousand (PLN 859,822 thousand) of a consortium multi currency loan (BNP Paribas S.A. as Agent);
  - PLN 182,656 thousand (PLN 690,214 thousand) of a consortium multi currency loan (Bank of Tokyo-Mitsubishi as Agent);
  - USD 130,000 thousand (PLN 341,705 thousand) of a consortium multi currency loan (Bank of Tokyo-Mitsubishi as Agent);

- Repayment of loans in PLN:
  - PLN 500,000 thousand in PKO BP S.A;
  - PLN 400,000 thousand of a consortium loan (Bank of Tokyo-Mitsubishi as Agent);

- Decrease of indebtedness of PLN 462,742 thousand resulting from foreign exchange differences and interest.

a) Bank loans by currency (translated to PLN thousand)

		31 December 2007	31 December 2006
PLN	(1)	84 277	44 818
EUR	(2)	5 738 673	5 338 575
USD	(3)	-	1 252 079
		5 822 950	6 635 472

As at 31 December 2007 and 31 December 2006 the level of flat interest rates and loan margins relating to bank loans were as follows:

PLN (1)		
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	84 277	
T/N WIBOR		to 0,06%
1M WIBOR		to 0,06%
Total PLN	**84 277**	

EUR (2)		
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	5 738 673	
1M EURIBOR		0,21% - 0,225%
6M EURIBOR		to 0,25%
Total EUR	**5 738 673**	
Total	**5 822 950**	

PLN (1)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	44 818	
T/N WIBOR		to 0,06%
1M WIBOR		to 0,06%
Total PLN	**44 818**	

EUR (2)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	5 338 575	
6M EURIBOR		0,12% - 0,18%
Total EUR	**5 338 575**	

USD (3)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	1 252 079	
6M LIBOR		to 0,18%
Total USD	**1 252 079**	
Total	**6 635 472**	

(all amounts in PLN thousand)

As at 31 December 2007 and 31 December 2006 interest rates for specific bases were as follows:

	31 December 2007	31 December 2006
T/N WIBOR	5,3000%	4,1100%
1 M WIBOR	5,5200%	4,1200%
1 M EURIBOR	4,2880%	3,6330%
6 M EURIBOR	4,7070%	3,8530%
6 M LIBOR (USD)	4,5963%	5,3700%

In 2007 the effective interest rate for loans and debt securities denominated in PLN was at the level of 4.62%, for loans denominated in EUR at 4.20% and for loans denominated in USD at 5.60 %.

As at 31 December 2007 and as at 31 December 2006 bank loans and borrowings were not pledged on the Company's assets.

b) Debt securities

Debt securitities by kind	Long term variable-yeld bonds	Fixed rate bonds
Nominal value	750 000	356 000
Book value	764 166	353 346
Interest rate	6M Wibor + margin 0,40%	5,04% - 5,37%
Expiration date	27.02.2012	21.02.2008
Type of surety	Unsecured	Unsecured

In the period covered by this unconsolidated financial statement no terms of payments and conditions relating to bank loans and borrowings were breached.

15. Provisions

Long-term provisions

	31 December 2007	31 December 2006
Environmental provision	275 000	252 177
Jubilee and retirement benefits provision	104 932	101 992
Business risk provision	3 800	3 800
Shield programmes provision	58 022	99 428
Other provisions	12 217	18 340
Total	**453 971**	**475 737**

Short-term provisions

	31 December 2007	31 December 2006
Environmental provision	46 388	91 400
Jubilee and retirement benefits provision	13 783	14 241
Business risk provision	421 449	415 380
Shield programmes provision	52 348	24 492
Other provisions	62 286	59 299
Total	**596 254**	**604 812**

(all amounts in PLN thousand)

The Company has legal obligation to clean contaminated land in area of production plant in Płock, petrol stations and warehouse bases. In 2006 and 2007 selected independent external experts conducted an assessment of the contaminated objects and estimated future expenditures on land reclamation. The amount of the land reclamation provision was reassessed by the Management Board on the basis of analysis of the independent expert. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.

In 2007 the Company changed the assumptions for calculation of provision for jubilee, retirement and pension benefits. Changes relate mainly to the planned remuneration increase ratio. Should the prior year's assumptions be taken into account, the provision would have been lower by PLN 16,521 thousand.

The changes in provisions in particular periods were as follows:

Change of long-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	252 177	101 992	3 800	99 428	18 340	475 737
Provision made during the period	23 763*	16 323	-	-	228	40 314
Provision used during the period	(47)	-	-	-	-	(47)
Provision reversed during the period	(893)	(13 383)	-	(41 406)**	(6 351)	(62 033)
31 December 2007	**275 000**	**104 932**	**3 800**	**58 022**	**12 217**	**453 971**

* environmental provision reclassified from short to long-term portion
** incl. PLN 39 060 thousand of shield programmes provision reclassified from long to short-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	404 714	115 972	3 800	68 718	11 896	605 100
Provision made during the period	-	1 260	-	30 710*	8 272	40 242
Provision used during the period	-	(37)	-	-	(14)	(51)
Provision reversed during the period	(152 537)	(15 203)	-	-	(1 814)	(169 554)
31 December 2006	**252 177**	**101 992**	**3 800**	**99 428**	**18 340**	**475 737**

* shield programmes provision reclassified from short to long-term portion

(all amounts in PLN thousand)

Change of short-term provisions

	Environmental provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	91 400	14 241	415 380	24 492	59 299	604 812
Provision made during the period	-	8 967	22 594	42 752**	25 965	100 278
Provision used during the period	(21 249)	(9 425)	-	(8 696)	(21 548)	(60 918)
Provision reversed during the period	(23 763)*	-	(16 525)	(6 200)	(1 430)	(47 918)
31 December 2007	**46 388**	**13 783**	**421 449**	**52 348**	**62 286**	**596 254**

* environmental provision reclassified from short to long-term portion
** incl. PLN 39 060 thousand of shield programmes provision reclassified from long to short-term portion

	Environmental provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	46 350	9 143	361 727	130 500	26 752	574 472
Provision made during the period	59 299	13 346	64 726	-	55 320	192 691
Provision used during the period	(14 249)	(8 248)	(2 586)	(75 298)	(20 283)	(120 664)
Provision reversed during the period	-	-	(8 487)	(30 710)*	(2 490)	(41 687)
31 December 2006	**91 400**	**14 241**	**415 380**	**24 492**	**59 299**	**604 812**

* shield programmes provision reclassified from short to long-term portion

Long-term and short-term provisions

31 December 2007	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	275 000	104 932	3 800	58 022	12 217	453 971
Short-term provisions	46 388	13 783	421 449	52 348	62 286	596 254
Total provisions	**321 388**	**118 715**	**425 249**	**110 370**	**74 503**	**1 050 225**

31 December 2006	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	252 177	101 992	3 800	99 428	18 340	475 737
Short-term provisions	91 400	14 241	415 380	24 492	59 299	604 812
Total provisions	**343 577**	**116 233**	**419 180**	**123 920**	**77 639**	**1 080 549**

(all amounts in PLN thousand)

16. Other long-term liabilities

	31 December 2007	31 December 2006
Liabilities due to additional payments to subsidiaries' equity	-	28 600
Long-term lease payables	39 546	21 686
Total	**39 546**	**50 286**

17. Trade and other liabilities and accrued expenses

	31 December 2007	31 December 2006
Trade liabilities	4 105 822	2 848 973
Liabilities due to acquisition of property, plant and equipment	483 645	337 204
Holiday pay accrual	14 286	15 269
Payroll liabilities	246	12 482
Loyalty programme VITAY	35 000	22 786
Excise tax and fuel charge liabilities	754 409	788 817
Other taxation, duty and social security liabilities	238 203	293 391
Other liabilities and accrued expenses	157 281	138 379
Total	**5 788 892**	**4 457 301**

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 3,242,320 thousand as at 31 December 2007 and PLN 2,085,699 thousand as at 31 December 2006.

The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for VITAY gifts.

From June 2006 fuel prize is available for customers in a form of a discount of fuel price which is not current expense of VITAY program but decreases fuel sales.

The provision is created with regard to the unrealized amount of points. It is recognized in the period when the points were granted to customers. As a result of changes regarding the substance of gifts, separate provisions are created for fuel and non-fuel gifts.

The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 75% of the value of unrealized points (75% being a ratio for points' realizability).

18. Other short – term financial liabilities

	31 December 2007	31 December 2006
Financial liabilities at fair value through profit and loss	17 850	23
Liabilities due to derivatives recognized as hegding instruments - hedge accounting	2 815	8 504
Total	**20 665**	**8 527**

(all amounts in PLN thousand)

19. Shareholder's equity

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2007 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 31 December 2007 and 31 December 2006 consisted of the following series of shares:

Share series	Number of shares issued as at 31 December 2007	Number of shares issued as at 31 December 2006	Number of shares authorized as at 31 December 2007	Number of shares authorized as at 31 December 2006
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In 2007 and 2006 there was no additional issue of shares.

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series have the exact same rights.

The balance of the hedging reserve results from valuation of derivatives meeting the criteria for hedge accounting (for cash flow hedges).

The shareholder structure as at 31 December 2007 was as follows:

	Number of shares	Number of voting rights	Nominal value of shares(in PLN)	% share in share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
State Tresury	43 633 897	43 633 897	54 542 371	10,20%
Other	309 998 865	309 998 865	387 498 581	72,48%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

Retained earnings	**31 December 2007**	**31 December 2006**
Reserve capital	11 817 511	9 617 634
Privatization Fund created with the privatization of Petrochemia Plock S.A.	53 476	53 476
Revaluation reserve from revaluation of property, plant and equipment in 1995	630 161	643 923
Reserve capital from disposal of property, plant and equipment revalued in 1995	200 103	186 342
Net profit	2 759 859	2 199 876
Total	15 461 110	12 701 251

The share capital and share premium as at 31 December 1996, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 691,802 thousand (PLN 522,999 thousand revaluation of share capital and PLN 168,803 thousand revaluation of share premium) and presented as share capital revaluation adjustment and share premium revaluation adjustment in the balance sheet.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Calculation of earnings per share and diluted earnings per share is presented below:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Weighted average number of ordinary shares issued	427 709 061	427 709 061
Earnings and diluted earnings per share (in PLN)	6,45	5,14

As at 31 December 2007 and 31 December 2006 there was no dilutive effect that could have had impact on the above calculation.

Method of calculation of earnings per share and diluted earnings per share for the years ended 31 December 2007 and 31 December 2006 (amounts in PLN)

		2007	2006
Net profit for the year (in PLN)	(A)	2 759 858 667,10	2 199 876 021,08
Weighted average number of ordinary shares	(B)	427 709 061	427 709 061
Earnings per ordinary share (in PLN)	(A/B)	6,45	5,14
Weighted average number of expected ordinary shares	C	427 709 061	427 709 061
Diluted earnings per ordinary share (in PLN)	(A/C)	6,45	5,14

The Company calculated earnings per share and diluted earnings per share in accordance with the IFRSs.

20. Suggested distribution of the Company's profit for 2007 and distribution of profit for 2006 (amounts in PLN)

a) Suggested distribution of profit for 2007

The dividend policy communicated in a revised development strategy of PKN ORLEN in January 2006 and sustained during the revision of the strategy of PKN ORLEN for 2007 – 2012 in November 2007, assumes setting recommended dividend level in comparison to free cash flow for shareholders after realization of investment budget and capital structure optimization („Free Cash Flow to Equity" – FCFE). According to the applied methodology the Management Board sets the target of the payment (taking into account projected changes in indebtedness the coming prior) at a level not lower than 50% of FCFE (set as the minimum in the dividend policy).

Considering high investment expenditures planned for 2008 in the Capital Group, the Management Board expects that in 2008 the level of consolidated indebtedness of the Company will exceed the optimum level between 1.5x - 2.0x EBITDA.

Long – term rating „BBB-/negative outlook" for PKN ORLEN S.A. remains unchanged since July 2007. According to the Fitch Ratings Agency report from July 2007, the future change in rating (outlook) depends on the activities resulting in lower level of net consolidated indebtedness of the Company between 1.5x - 2.0x EBITDA .

Considering the factors mentioned above, mainly the intention of the Management Board of maintenance of the long-term rating on the investment level, the Management Board proposes to assign the net profit for 2007 in the amount of PLN 2 759 858 667,10, decreased by 4,000,000.00 of Social Fund charge, (the amount of PLN 2 755 858 667,10) to the reserve capital:

Reserve capital	2 755 858 667,10 PLN
Distribution to Social Fund	4 000 000,00 PLN
Net profit	**2 759 858 667,10 PLN**

(all amounts in PLN thousand)

b) According to resolution of General Shareholders' Meeting of PKN ORLEN, profit for 2006 was distributed as follows

Reserve Capital	2 195 876 021,08
Distribution to Social Fund	4 000 000,00
Total	**2 199 876 021,08**

The distribution of the profit results from the paragraph § 1 of the Resolution no 6 of the Ordinary General Meeting of PKN ORLEN dated 31 May 2007.

Method of calculation of book value and diluted book value per share as at 31 December 2007 and 31 December 2006

		2007	2006
Book value (PLN)	(A)	17 833 581 487,24	15 009 586 446,02
Number of shares	(B)	427 709 061	427 709 061
Book value per share (PLN)	(A/B)	41,70	35,09
Expected number of shares	C	427 709 061	427 709 061
Diluted book value per share (PLN)	(A/C)	41,70	35,09

The Company calculated book value per share and diluted book value per share in accordance with the IFRSs.

21. Explanation of differences between changes in the selected balance sheet captions and changes presented in the cash flow statement

	2007	2006
Balance sheet change in other non-current assets and trade and other receivables	(1 240 233)	(730 799)
Change in investment receivables	(1 842)	(9 215)
Change in receivables due from UNIPETROL Group entities	(36 951)	(253 888)
Change in advances for construction in progress	341 254	54 241
Other	(1 554)	(8 655)
Change in receivables in the cash flow statement	**(939 326)**	**(948 316)**

(all amounts in PLN thousand)

	2007	2006
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	1 320 851	1 070 645
Change in investment liabilities	(146 440)	(86 735)
Change in liabilities due to additional payments to subsidiaries' equity	26 500	(55 100)
Change in finance lease liabilities	(18 718)	(21 686)
Other	661	607
Change in liabilities and accrued expenses in the cash flow statement	**1 182 854**	**907 731**

	2007	2006
Balance sheet change in provisions	(30 324)	(99 023)
Change in deferred tax liabilities recognized directly in equity	(15 043)	12 900
Change in provisions in the cash flow statement	**(45 367)**	**(86 123)**

(all amounts in PLN thousand)

22. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Other operations		Adjustments		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Sales to external customers	37 648 377	28 564 793	4 526 874	4 285 672	442 539	522 791			42 617 790	33 373 256
Transactions with other segments	6 207 623	6 069 012	3 183 235	2 980 471	932 046	765 503	(10 322 904)	(9 814 986)	-	-
Settlement of hedging transactions	37 587	21 100	48 291	106 678					85 878	127 778
Total sales revenues	43 893 587	34 654 905	7 758 400	7 372 821	1 374 585	1 288 294	(10 322 904)	(9 814 986)	42 703 668	33 501 034
Total operating expenses	(41 734 777)	(32 709 900)	(7 203 336)	(6 874 916)	(1 271 516)	(1 214 001)	10 322 904	9 814 986	(39 886 725)	(30 983 831)
Other operating revenues	124 560	167 660	12 173	38 823	15 638	37 003			152 371	243 486
Other operating expenses	(179 429)	(117 405)	(23 469)	(55 535)	(22 980)	(31 093)			(225 878)	(204 033)
Segment result	2 103 941	1 995 260	543 768	481 193	95 727	80 203	-	-	2 743 436	2 556 656
Unallocated revenues of the Company									39 853	10 074
Unallocated costs of the Company									(690 095)	(565 724)
Profit from operations									2 093 194	2 001 006
Financial revenues									1 543 086	891 903
Financial expenses									(378 811)	(290 680)
Profit before tax									3 257 469	2 602 229
Income tax expense									(497 610)	(402 353)
Net profit									2 759 859	2 199 876

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Other operations		Total	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Segment assets	15 401 095	11 662 388	2 229 262	2 835 803	2 246 465	1 261 219	19 876 822	15 759 410
Unallocated assets, incl.:							12 092 885	11 711 591
classified as held for sale *							6 150	6 150
Total assets							31 969 707	27 471 001
Segment liabilities	5 225 978	3 405 432	410 328	128 851	329 697	363 061	5 966 003	3 897 344
Unallocated liabilities							8 170 122	8 564 071
Total liabilities							14 136 125	12 461 415

* shares of Petrotel Sp. z o.o.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Cost incurred to acquire property, plant and equipment and intangible assets	989 160	855 919	152 129	108 447	185 593	119 845	1 326 883	1 084 211
Unallocated cost incurred to acquire property, plant and equipment and intangible assets							87 999	63 556
Total cost incurred to acquire property, plant and equipment and intangible assets							1 414 882	1 147 767
Segment depreciation	502 578	480 269	223 424	247 712	134 028	144 470	860 030	872 451
Depreciation of unallocated assets							38 086	29 097
Total depreciation							898 116	901 548
Non-cash expenses other than depreciation	124 943	105 629	23 337	40 841	15 283	19 982	163 563	166 452

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Additions of impairment allowances	(109 984)	(52 291)	(17 108)	(40 841)	(8 542)	(5 645)	(135 634)	(98 777)
Unallocated allowances							(3 149)	(32 116)
Total additions of impairment allowances							(138 783)	(130 893)
Reversal of impairment allowances of assets	73 437	49 054	10 550	26 613	9 663	5 973	93 650	81 640
Unallocated value of reversal of impairment allowances of assets							10 613	12 716
Total reversal of impairment allowances of assets							104 263	94 356

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances made in the refining segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Cash flow statement by business segments

	Refining Segment	Petrochemical Segment	Other operations	Unallocated	Total
	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended
	31 December 2007	31 December 2007	31 December 2007	31 December 2007	31 December 2007
Segment result	2 103 941	543 768	95 727	16 423	2 759 859
Adjustments	(818 327)	1 245 894	(863 162)	(1 477 120)	(1 912 716)
Net cash provided by/(used in) operating activities	1 285 614	1 789 662	(767 435)	(1 460 697)	847 144
Cash flows - investing activities					
Proceeds	176 753	260 867	326 973	41 215	805 808
Expenditures	(1 593 190)	(361 365)	(175 183)	(99 737)	(2 229 475)
Net cash (used in) investing activities	(1 416 437)	(100 498)	151 790	(58 522)	(1 423 667)
Net cash provided by / (used in) financing activities				435 476	435 476
Net change in cash and cash equivalents	(130 823)	1 689 164	(615 645)	(1 083 743)	(141 047)
Effect of exchange rate changes					(126)
Cash and cash equivalents, beginning of the period					307 315
Cash and cash equivalents, end of the period					166 142

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Geographical segments

The below table presents the Company's sales revenues by geographical segments for the period ended 31 December 2007 and 31 December 2006.

	Sales revenues by geographical area	
	for the year ended	
	31 December 2007	31 December 2006
Poland	28 680 659	26 464 314
-revenues from operating actvities	28 528 288	26 220 828
-other operating revenues	152 371	243 486
Germany	522 886	521 635
-revenues from operating actvities	522 886	521 635
-other operating revenues	-	-
Czech Republic	6 015 929	5 980 438
-revenues from operating actvities	6 015 929	5 980 438
-other operating revenues	-	-
Baltic states (Lithuania, Latvia and Estonia)	6 301 169	4 731
-revenues from operating actvities	6 301 169	4 731
-other operating revenues	-	-
Other countries	1 335 396	773 402
Unallocated revenues of the Company	39 853	10 074
Total sales revenues by geographical area	42 895 892	33 754 594

At 31 December 2007 and 31 December 2006 all assets of the Company are located in Poland

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

23. Financial instruments

a) Financial instruments by category and class

Financial instruments by category

Financial instruments by categories in accordance with IAS 39

	31 December 2007	31 December 2006
Financial assets at fair value through profit or loss, incl.:	80 833	18 205
Held for trading, incl.	80 833	18 205
Derivatives (incl. embedded instruments)	80 833	18 205
Hedging derivatives - assets	82 335	37 241
Financial assets available for sale	44 422	32 652
Loans and receivables	4 157 807	3 122 882
Long-term receivables	16 426	46 980
Debt securities classified as receivables	25 004	-
Loans	52 461	8 976
Short-term receivables classified as financial instrument	4 063 916	3 066 926
Cash and cash equivalents	166 142	307 315
Total financial assets by categories	**4 531 539**	**3 518 295**
Financial liabilities at fair value through profit or loss, incl.:	17 850	23
Held for trading, incl.	17 850	23
Derivatives (incl. embedded instruments)	17 850	23
Hedging derivatives - liabilities	2 815	8 504
Other liabilities, incl.:	11 700 884	10 016 379
Short-term liabilities classified as financial instruments	4 760 422	3 352 307
Liabilities due to loans, borrowings and debt securities	6 940 462	6 635 472
Other *	-	28 600
Total financial liabilities by categories	**11 721 549**	**10 024 906**
Finance lease liabilities	40 404	21 686
Total financial liabilities	**11 761 953**	**10 046 592**

* liabilities due to declared repayable payments to subsidiaries' equity

(all amounts in PLN thousand)

Financial instruments by class

	31 December 2007	31 December 2006
Financial assets		
Stocks and shares in Companies	44 422	32 652
Bonds	25 004	-
Short-term receivables classified as financial instruments	4 063 916	3 066 926
Loans	52 461	8 976
Derivatives (forward contracts)	163 168	55 446
Cash and cash equivalents	166 142	307 315
Non-current receivables *	16 426	46 980
Total	**4 531 539**	**3 518 295**

* Detailed information in note 8

	31 December 2007	31 December 2006
Financial liabilities		
Debt securities issued	1 117 512	-
Loans and borrowings	5 822 950	6 635 472
Short-term liabilities as financial instruments	4 760 422	3 352 307
Derivatives (forward contracts)	20 665	8 527
Finance lease liabilities	40 404	21 686
Other *	-	28 600
Total	**11 761 953**	**10 046 592**

* liabilities due to declared repayable payments to equity

b) Disclosures concerning balance sheet items

Reclassification of assets

In 2007 and 2006 the Company did not reclassify financial assets measured at cost or amortized cost to financial assets measured at fair value, as well as financial assets measured at fair value to financial assets measured at cost or amortized cost.

Derecognition of assets

In the period covered by the foregoing financial statements the Company did not transfer any financial assets resulting in the future in the risks or rewards causing liabilities or cost.

c) Financial assets pledged as collateral for liabilities or contingent liabilities

Financial assets pledged as collateral for liabilities

Financial assets pledged as collateral for liabilities are cash and cash equivalents not available for use in the amount of PLN 3,000 thousand as at 31 December 2006.

Collaterals of financial or non-financial assets hold by the Company

The Company does not hold any collateral of financial or non-financial assets, for which it is permitted to sell or repledge the collateral in the absence of default by the owner of the collateral.

(all amounts in PLN thousand)

d) **Hedge accounting**

Cash flow hedge accounting

The Company hedges its cash flows from operating revenues due to sale of petrochemical and refinery products as well as operating costs due to purchases of crude oil against changes in currency (EUR/PLN for sale and USD/PLN for purchases and sale). All hedged cash flows are accounted for using cash flow hedge accounting. The hedging instruments used are derivatives (forwards and swaps).

The Company hedges cash flows from interest payments connected with issuance of bonds denominated in PLN using interest rate swap (IRS).

The following hedging instruments were used in hedge accounting as at 31 December 2007:

Derivative instruments (group of instruments)	Planned realization date of hedged cash flow (or group of cash flows)	Planned date of the influence of the result of the hedging transaction on the income statement	Fair value of derivative instruments designated as hedging instruments according to cash flow hedge accounting	Hedged risk
interest rate swap WIBOR	I quarter 2008 – I quarter 2012	I quarter 2008 – I quarter 2012	4 577	interest rate risk
forward-sale EUR	I quarter 2008	I quarter 2008	27 931	currency risk
forward-sale EUR	II quarter 2008	II quarter 2008	16 377	currency risk
forward-sale EUR	III quarter 2008	III quarter 2008	10 097	currency risk
forward-sale EUR	IV quarter 2008	IV quarter 2008	1 958	currency risk
forward-sale USD	I quarter 2008	I quarter 2008	2 751	currency risk
forward-sale USD	II quarter 2008	II quarter 2008	9 826	currency risk
forward-sale USD	III quarter 2008	III quarter 2008	8 138	currency risk
forward-sale USD	IV quarter 2008	IV quarter 2008	680	currency risk
Derivative instruments recognized in financial assets designated as hedging instruments – hedge accounting			**82 335**	
forward-purchase USD	I quarter 2008	I quarter 2008	(1 638)	currency risk
forward-purchase USD	II quarter 2008	II quarter 2008	(843)	currency risk
forward-purchase USD	III quarter 2008	III quarter 2008	(242)	currency risk
forward-purchase USD	IV quarter 2008	IV quarter 2008	(92)	currency risk
Liabilities due to derivative instruments designated as hedging instruments – hedge accounting			**(2 815)**	
Total			**79 520**	

(all amounts in PLN thousand)

The following hedging instruments were used in hedge accounting as at 31 December 2006:

Derivative instruments (group of instruments)	Planned realization date of hedged cash flow (or group of cash flows)	Planned date of the influence of the result of the hedging transaction on the income statement	Fair value of derivative instruments designated as hedging instruments according to cash flow hedge accounting	Hedged risk
forward-sale EUR	I quarter 2007	I quarter 2007	9 899	currency risk
forward-sale EUR	II quarter 2007	II quarter 2007	8 442	currency risk
forward-sale EUR	III quarter 2007	III quarter 2007	3 602	currency risk
forward-sale EUR	IV quarter 2007	IV quarter 2007	456	currency risk
forward-sale USD	I quarter 2007	I quarter 2007	4 060	currency risk
forward-purchase USD	I quarter 2007	I quarter 2007	143	currency risk
forward-sale USD	II quarter 2007	II quarter 2007	5 426	currency risk
forward-purchase USD	II quarter 2007	II quarter 2007	117	currency risk
forward-sale USD	III quarter 2007	III quarter 2007	4 222	currency risk
forward-purchase USD	III quarter 2007	III quarter 2007	67	currency risk
forward-sale USD	IV quarter 2007	IV quarter 2007	761	currency risk
forward-purchase USD	IV quarter 2007	IV quarter 2007	46	currency risk
Derivative instruments recognized in financial assets designated as hedging instruments – hedge accounting			**37 241**	
forward-sale EUR	I quarter 2007	I quarter 2007	(282)	currency risk
forward-sale EUR	II quarter 2007	II quarter 2007	(96)	currency risk
forward-sale EUR	III quarter 2007	III quarter 2007	(70)	currency risk
forward-sale EUR	IV quarter 2007	IV quarter 2007	(191)	currency risk
forward-purchase USD	I quarter 2007	I quarter 2007	(7 573)	currency risk
forward-sale USD	II quarter 2007	II quarter 2007	(22)	currency risk
forward-purchase USD	II quarter 2007	II quarter 2007	(25)	currency risk
forward- sale USD	III quarter 2007	III quarter 2007	(47)	currency risk
forward- purchase USD	III quarter 2007	III quarter 2007	(178)	currency risk
forward- sale USD	IV quarter 2007	IV quarter 2007	(20)	currency risk
Liabilities due to derivative instruments designated as hedging instruments – hedge accounting			**(8 504)**	
Total			**28 737**	

In the tables above transactions were grouped according to realization dates (quarters). Within the quarters, realization dates of cash flows and dates of the influence of the result of the hedging transaction on the income statement are strictly matched.

The influence of the cash flow hedge accounting, in the effective portion, was presented in the statement of changes in unconsolidated equity.

(all amounts in PLN thousand)

In the period covered by the foregoing financial statements there were no cases of a forecast transaction for which hedge accounting had previously been used, but which is no longer expected to occur.

e) Fair value of financial instruments

Comparison of the fair value and the carrying amount of financial instruments measured at amortized cost:

	31 December 2007		31 December 2006	
	Fair value	net book value	Fair value	net book value
Financial assets				
Purchased bonds	25 028	25 004	-	-
Loans granted	52 387	52 461	8 540	8 976
Other*	15 427	16 426	45 824	46 980
Total	**92 842**	**93 891**	**54 364**	**55 956**
Financial liabilities				
Liabilities resulting from issuance of debt securities	1 112 181	1 117 512	-	-
Libilities due to loans	5 824 177	5 822 950	6 645 649	6 635 472
Finance lease liabilities	34 943	40 404	20 169	21 686
Other **	-	-	27 224	28 600
Total	**6 971 301**	**6 980 866**	**6 693 042**	**6 685 758**

* Detailed information in note 8
** liabilities due to declared repayable payments to subsidiaries' equity

The above comparison of the carrying amount and the fair value of the financial instruments does not include short-term receivables and liabilities as well as other classes of financial instruments for which the carrying amount is similar to the fair value.

Methods and assumptions applied in determining fair values of financial instruments recognized in the balance sheet at amortized cost

Acquired bonds, granted loans, financial liabilities due to issuance of debt securities as well as loan liabilities are measured at fair value using discounted cash flows method. Future cash flows are discounted using discount factors calculated based on market interest rates (according to quotations of 3-month interest rates available in Reuters as at the balance sheet dates) increased by margins proper for particular financial instruments.

	31 December 2007	31 December 2006
WIBOR 3M	5.575%	4.060%
EURIBOR 3M	4.540%	3.695%
LIBOR 3M	4.755%	5.310%
PRIBOR 3M	4.160%	2.500%
VILIBOR 3M	6.650%	3.790%

Methods applied in determining fair values of financial instruments recognized in the balance sheet at fair value

The Company measures derivative instruments at fair value using valuation models for financial instruments based on generally available data from active markets. Forward exchange rates are not modeled as a separate risk factor, but are calculated based on spot rates and respective forward interest rate for foreign currency against PLN.

For all interest rate curves the Company applies valuation models for financial instruments based on generally available data from active markets. Discount factors for all tenors on the curve relating to the period are calculated based on current structure of forward interest rates and parameters of the model.

The Company measures derivative instruments at fair value using generally available exchange rates, interest rates and commodity prices, forward and volatility curves, for currencies and commodities quoted on liquid markets.

Fair value of shares quoted on active markets is determined based on market quotations.

(all amounts in PLN thousand)

First day profit

As at 31 December 2007 and 31 December 2006 the Company held no financial instruments, which initial value calculated using valuation techniques would differ from the initial value recognized in books. The only financial instruments which fair values are determined using valuation techniques are derivative instruments, for which the difference described above (so called first day profit/ loss) does not occur.

Financial instruments for which fair value cannot be measured reliably

As at 31 December 2007 and 31 December 2006 the Company held shares in entities, whose fair value cannot be measured reliably. There are no active markets for these entities and no comparable transactions in the same instruments.

f) Nature and extent of risks arising from financial instruments

The Company is exposed to the following financial risks:
- credit risk;
- liquidity risk;
- market risks (including currency risk, interest rate risk).

Credit risk

The Company is significantly exposed to credit risk connected above all with trade receivables. Within its trading activity PKN ORLEN sells products and services with deferred payment term, which may result in the risk that customers will not pay for the Company's receivables for sales of products and services. In order to minimize credit risk and working capital the Company manages the risk by credit limit policies governing granting of credit limits to customers and establishment of pledges of appropriate types.

The established payment term of receivables connected with the ordinary course of sales amounts to 14-30 days.

Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. In addition, trade receivables are monitored by finance departments on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt recovery procedures implemented as described by the obliging procedures.

Based on the current analysis of receivables the customers were divided into two groups:
- I group - customers from the Capital Group and customers who had past due payments not more than 3 times in a year;
- II group – other customers.

The division of not past due receivables based on the criterion described above:

	31 December 2007	31 December 2006
Group I	3 604 390	2 724 512
Group II	314 074	229 158
Total	3 918 464	2 953 670

The aging analysis of financial assets past due, but not impaired as at the balance sheet date:

Current receivables as financial instruments	31 December 2007	31 December 2006
Up to 1 month	140 567	106 831
1-3 months	4 059	4 149
3-6 months	719	2 246
6-12 months	107	30
	145 452	113 256

(all amounts in PLN thousand)

The concentration of risk connected with trade receivables is limited due to large number of customers with trade credit dispersed in various sectors of the Polish, German, Czech and Lithuanian economy.

Credit risk associated with assets resulting from the positive valuation of derivative instruments is assessed by the Company as low due to the fact that all transactions are concluded with recognized banks.

The measure of credit risk is the maximum exposure to credit risk for each class of financial instruments.

Maximum credit risk exposure	**31 December 2007**
Stakes and shares in Companies	44 422
Purchased bonds	25 004
Short-term receivables as financial instruments	4 063 916
Loans granted	52 461
Assets from valuation of forward contracts	163 168
Cash and cash equivalents	166 142
Other	16 426
Total	**4 531 539**

Due to cooperation of the Company mainly with recognized Polish and international banks, the risk connected with depositing of cash and cash equivalents is significantly limited.

The Management Board of the Company believes that the risk of impaired financial assets is reflected by recognition of an impairment loss. Information about impairment losses of particular classes of assets are included in notes describing these assets.

In 2007 and 2006 the Company did not recognize assets obtained as collateral.

The Company does not possess receivables as financial instruments which would be impaired if their payment terms were not changed.

Liquidity risk

The Company is exposed to liquidity risk associated with financial liabilities and contingent liabilities resulting above all from drawn loans and signed lease agreements. Due to significant number of entities financing the Company as well as because of different payment terms defined in the Company there is no liquidity risk connected with concentration.

The measure of liquidity risk is the degree of matching cash flows (inflows and outflows) – it is analyzed by the Company on a monthly basis in a yearly horizon.

Liquidity risk is significantly limited by open credit lines presented below

Currency	Maximum possible indebtedness as at 31 December 2007	Usage as at 31 December 2007	Maximum possible indebtedness as at 31 December 2006	Usage as at 31 December 2006
EUR + USD	2 311 000 EUR	1 600 000 EUR	2 601 000 EUR	1 382 656 EUR and 430 000 USD
PLN	601 000	84 277	601 000	44 818
Total after translation into PLN	**8 879 002**	**5 815 477**	**10 565 951**	**6 593 565**

As at the balance sheet date open credit lines exceed short-term liabilities decreased by current receivables.

In order to manage liquidity there has been cash pooling system in the PKN ORLEN Capital Group starting from 2001. As at 31 December 2007 the system comprised 30 entities belonging to the Capital Group. Concentration of domestic cash and cash equivalents in cash pooling system takes place in cooperation with three banks, whereas concentration of currency cash and cash equivalents takes place in cooperation with one bank. There are considerable financial benefits in the Group as a result of the cash pooling system.

(all amounts in PLN thousand)

A maturity analysis for financial liabilities

2007	up to 1 year	1-3 years	3-5 years	above 5 years	Total
Gross liabilities – issued bonds	356 000		750 000		**1 106 000**
Gross liabilities – granted loans and borrowings	604 582		5 086 440	664 760	**6 355 782**
Trade liabilities as financial instruments	4 760 422				**4 760 422**
Net payments due to derivative instruments – gross settled amounts	20 665				**20 665**
Total	**5 741 669**		**5 836 440**	**664 760**	**12 242 869**

2006	up to 1 year	1-3 years	3-5 years	above 5 years	Total
Gross liabilities – granted loans and borrowings	3 470 182		3 483 788		**6 953 970**
Trade liabilities as financial instruments	3 352 307				**3 352 307**
Net payments due to derivative instruments – gross settled amounts	8 527				**8 527**
Total	**6 831 016**		**3 483 788**		**10 314 804**

Short-term liabilities are due up to one year in each of presented reporting periods.

Maturity dates and the value of guarantees and sureties recognized off balance sheet are presented in note 31.

Market risks

The Company is exposed to currency risks, interest rate risks and risks of changes in commodity price, whereby financial instruments possessed are exposed to currency risk and interest rate risk as at the balance sheet date.

Market risks management policy

In PKN ORLEN there is currency risk management policy and interest rate risk management policy that are oriented at cash flows hedging. The policy does not allow speculation and is based on detailed parameters in respect of the level and horizon of hedging. The risk management process functions based on implemented procedures as well as market risk management policy. In accordance with the policy approved by the Management Board of PKN ORLEN the main purpose of the Company in respect of market risk management is the decrease of volatility of cash flows and potential economic losses arising as a result of events that can have negative influence on the Company's result. Market risk management includes identification, measurement and defining the methods of risk minimizing and encompasses aspects connected with volatility of currency rates, interest rates and commodity prices. In respect of currency exposure the Company hedges currency exposure connected with operating activity (revenues and costs denominated or indexed to foreign currencies), currency exposure connected with major investments as well as currency exposures connected with cash flows from financing activities. In respect of interest rate exposure the Company aims to achieve the ratio of debt based on fixed rate to debt based on floating rate as well as Interest-at-Risk ratio within the level defined in the approved hedging policy.

PKN ORLEN carries out works aiming at covering major Capital Group companies with the common hedging policy in respect of currency risk and interest rate risk.
PKN ORLEN analyses the possibility of implementing the policy of hedging the refining margin.

- **Currency risk**

The Company is significantly exposed to currency risk resulting from current receivables and short-term liabilities, cash and cash equivalents, investments encompassing purchases of non-current assets and capital assets as well as liabilities from loans and borrowings denominated in foreign currencies.

The Company is mainly exposed to changes of EUR/PLN, USD/PLN and CZK/PLN.

(all amounts in PLN thousand)

Sensitivity analysis for currency risk

The influence of financial instruments arising from changes in relevant currencies on profit before tax and hedging reserve:

currency	*Influence on profit before tax*		*Influence on hedging reserve*		*Influence on equity*	
	for the year ended 31 December 2007	**for the year ended 31 December 2006**	**for the year ended 31 December 2007**	**for the year ended 31 December 2006**	**for the year ended 31 December 2007**	**for the year ended 31 December 2006**
Increase in currency rate by assumed variation						
USD + 4.20 %	(81 439)	(115 320)	13 079	31 649	(68 360)	(83 671)
EUR + 3.60%	(201 349)	(190 874)	44 577	33 908	(156 772)	(156 966)
CZK + 3.60 %	-	1 320	-	-	-	1 320
Total influence	(282 788)	(304 874)	57 656	65 557	(225 132)	(239 317)
Decrease in currency rate by assumed variation						
USD - 4.20 %	81 439	115 320	(13 079)	(31 649)	68 360	83 671
EUR - 3.60 %	201 349	190 874	(44 577)	(33 908)	156 772	156 966
CZK – 3.60 %	-	(1 320)	-	-	-	(1 320)
Total influence	282 788	304 874	(57 656)	(65 557)	225 132	239 317

Variations of currency rates described above were calculated based on historical volatility of particular currency rates.

Sensitivity of financial instruments for currency risk was calculated as a difference between the initial carrying amount of financial instruments (excluding derivative instruments) and their potential carrying amount by increased or decreased market factors such as EUR/PLN, USD/PLN and CZK/PLN currency rates. In case of derivative instruments, the influence of currency rate variations on fair value was examined at constant level of interest rates.

For other currency risk factors (including LTL/PLN currency rates) the sensitivity of financial instruments is not material from the Company's point of view.

(all amounts in PLN thousand)

- **Interest rate risk**

The Company is exposed to risk of volatility of cash flows due to interest rates resulting from granted borrowings, owned bank deposits as well as liabilities from loans and borrowings based on floating interest rates. The Company owns derivative transactions hedging part of cash flows risk due to interest rates described in note 23 d, for which cash flows hedge accounting is applied.

The Company is exposed to risk of volatility of fair value due to interest rates resulting from derivative transactions hedging economically future issuance of bonds, for which hedge accounting was not applied. The Company does not own financial instruments with fixed interest rates valued at fair value other than derivative instruments.

The Company is mainly exposed to changes of WIBOR and EURIBOR, and in the comparable period also to changes of LIBOR.

Sensitivity analysis for interest rate risk

The influence of relevant interest rate changes due to cash flows risk as well as changes of fair value of derivative instruments on profit before tax and hedging reserve:

Interest rate	Influence on profit before tax		Influence on hedging reserve		Influence on equity	
	for the year ended 31 December 2007	for the year ended 31 December 2006	for the year ended 31 December 2007	for the year ended 31 December 2006	for the year ended 31 December 2007	for the year ended 31 December 2006
Increase in interest rate by assumed variation						
WIBOR +50 b.p.	(5 742)	(431)	203	109	(10 606)	(322)
EURIBOR + 25 b.p.	(29 799)	(13 346)	-	-	(29 799)	(13 346)
LIBOR + 50 b.p.	-	(6 260)	-	-	-	(6 260)
Total influence	(35 541)	(20 037)	203	109	(40 405)	(19 928)
Decrease in interest rate by assumed variation						
WIBOR - 50 b.p.	5 742	431	(203)	(109)	10 606	322
EURIBOR - 25 b.p.	29 799	13 346	-	-	29 799	13 346
LIBOR - 50 b.p.	-	6 260	-	-	-	6 260
Total influence	35 541	20 037	(203)	(109)	40 405	19 928

Variations of interest rates described above were calculated based on volatility of interest rates during the year.

The Company does not own financial instruments with fixed interest rates, which are measured at fair value in the balance sheet. The Company measures derivative instruments at fair value.

The sensitivity of financial instruments for interest rate risk was calculated as arithmetic product of the balance of the balance sheet items sensitive to interest rates (excluding derivative instruments) multiplied by adequate variation of interest rate. In case of derivative instruments, the influence of interest rate variations on fair value was examined at constant level of currency rates.

(all amounts in PLN thousand)

g) Risk of changes in commodity prices

The Company is exposed to changes in commodity prices due to:
- expenditures concerning purchases of crude oil for processing, which depend on the volume of processing, the level of inventory as well as the level of crude oil price on the global market and differential;
- revenues from sales of refinery and petrochemical products, which depend on the volume of sales, the level of prices on the global market.

As at 31 December 2007 and 31 December 2006 there were no financial instruments exposed to risk of changes in commodity prices.

24. Cost by kind

	for the year ended 31 December 2007	for the year ended 31 December 2006
Materials and energy	20 073 961	19 867 042
Cost of merchandise and materials sold	17 327 593	8 558 853
External services *	1 902 911	1 599 432
Payroll, social security and other employee benefits	555 122	496 000
Depreciation	898 116	901 548
Taxes and charges	235 369	216 895
Other	409 180	459 850
	41 402 252	**32 099 620**
Change in inventory position	(549 692)	(250 152)
Cost of products and services for own use	(49 862)	(95 880)
Operating cost	**40 802 698**	**31 753 588**
Distribution expenses	(1 686 709)	(1 457 965)
General and administrative expenses	(691 039)	(549 174)
Other operating expenses	(284 634)	(303 746)
Cost of finished goods, merchandise and raw materials sold	**38 140 316**	**29 442 703**

* including PLN 14 456 thousand in 2007 and PLN 13 734 thousand in 2006 of research and development cost

25. Other operating revenues and expenses

Other operating revenues	for the year ended 31 December 2007	for the year ended 31 December 2006
Profit on sale of non-financial non-current assets	16 820	11 011
Provision reversal	33 746	97 758
Reversal of impairment allowances of assets	104 263	94 356
Penalties and compensations	2 723	19 238
Other	34 672	31 197
Total	**192 224**	**253 560**

Reversal of impairment allowances of assets	for the year ended 31 December 2007	for the year ended 31 December 2006
Receivables	87 348	72 369
Inventory	1 345	258
Property, plant and equipment and intangible assets	15 570	21 729
Total	**104 263**	**94 356**

(all amounts in PLN thousand)

Other operating expenses	for the year ended 31 December 2007	for the year ended 31 December 2006
Loss on sale of non-financial non-current assets	45 170	13 324
Revaluation of property, plant and equipment	17 004	19 736
Creation of provisions	36 256	66 224
Impairment allowance of current assets	121 779	111 157
Donations	6 923	5 772
Nonculpable shortages in non-current assets	11 824	10 208
Other	45 678	77 325
Total	**284 634**	**303 746**

Impairment allowance of current assets	for the year ended 31 December 2007	for the year ended 31 December 2006
Receivables	(121 388)	(106 652)
Inventory	(391)	(4 505)
Total	**(121 779)**	**(111 157)**

26. Net financial income and expenses

	for the year ended 31 December 2007	for the year ended 31 December 2006
Interest expense	(294 255)	(105 202)
Positive foreign exchange surplus	669 169	150 373
Interest income	41 779	44 297
Profit from sale of shares and other securities	1 661	6 937
Dividends received *	708 701	579 619
Decrease in receivables allowances	6 199	11 951
Increase in receivables allowances	(8 186)	(11 134)
Settlement and valuation of financial instruments **	49 342	(79 232)
Other	(10 135)	3 614
Total	**1 164 275**	**601 223**

* incl. dividend from Polkomtel S.A. of PLN 264 220 thousand in 2007 and PLN 461 270 thousand in 2006
** including in 2006 the amount of PLN (104 154) thousand net result of settlement of financial instrument hedging payments for shares in Mazeikiu.

(all amounts in PLN thousand)

Gains/(losses) due to financial instruments by categories

	for the year ended 31 December 2007	for the year ended 31 December 2006
Net gains/(losses) due to financial assets at fair value through profit and loss, incl.:	49 002	(79 258)
Available for sale, incl.:	49 002	(79 258)
Trade derivatives (including: embedded instruments)	49 002	(79 258)
Net gains/(losses) due to financial assets available for sale, including:	707 750	587 541
Amounts recognized in income statement	707 750	587 541
Net gains/(losses) due to held-to-maturity financial assets	1 194	23 684
Net gains/(losses) due to loans (granted)	2 217	267
Net gains/(losses) due to financial liabilities at amortized cost	134 713	(113 079)
Net gains/(losses) due to current receivables	(110 848)	(33 717)
Net gains/(losses) due to short-term liabilities	381 456	210 812
Inefficient portion charged to income statement during the period	340	26
Other	(1 549)	4 947
Total	**1 164 275**	**601 223**

Interest incomes and expenses by categories

	for the year ended 31 December 2007	for the year ended 31 December 2006
Total financial income and expenses on interests (accounted for under effective interest rate method) from financial assets or financial liabilities not at fair value through profit and loss	(275 505)	(70 737)
Income and expenses due to charges (different from amounts taken into account during determining effective interest rate) due to financial assets or financial liabilities not at fair value through profit and loss	-	(20)
Income from bank deposits interests	23 029	9 852
Total	**(252 476)**	**(60 905)**

Financial costs due to impairment of financial assets by class

	31 December 2007	31 December 2006
Impairment of stakes and shares in Companies	(6 993)	(141)
Impairment of interest on receivables (as financial instruments)	(8 186)	(11 134)
Total	**(15 179)**	**(11 275)**

(all amounts in PLN thousand)

27. Income tax expense

	for the year ended 31 December 2007	for the year ended 31 December 2006
Current tax	(445 504)	(484 777)
Deferred tax	(52 106)	82 424
Total	**(497 610)**	**(402 353)**

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Profit before tax	**3 257 469**	**2 602 229**
Corporate income tax for 2007 and 2006 by the valid tax rate	618 919	494 424
Dividends received *	(134 653)	(110 096)
Business risk provision	-	12 583
Cost of fixed assets liquidation	2 395	1 827
Donations	1 960	1 108
Prescribed receivables recognized as ex penses	1 582	249
Other	7 407	2 258
Income tax expense	**497 610**	**402 353**
Effective tax rate	15%	15%

* dividends (received and due) are excluded from the tax base what significantly reduces the effective tax rate

(all amounts in PLN thousand)

The net deferred tax liability

	31 December 2007	31 December 2006
Deferred tax assets:		
Environmental provision	61 064	65 280
Receivables allowances	14 642	11 116
Retirement benefits and jubilee bonuses	22 556	22 084
Impairment of non-current assets	19 654	19 743
Valuation of non-current financial assets	24 007	40 141
Other provisions	39 825	37 196
Wages and salaries, unpaid	16 918	14 695
Expenses for loyalty programme prizes	14 299	12 601
Accrued expenses	11 338	5 736
Unrealised negative foreign exchange differences	-	12 686
Other	18 504	20 324
Total deferred tax assets	**242 807**	**261 602**
Deferred tax provision:		
Investment relief *	91 199	110 699
Difference between carrying ammount and tax base of property, plant and equipment	322 272	315 812
Unrealised positive foreign exchange differences	48 660	-
Financial instruments	31 002	5 095
Difference in contribution in kind to Basell ORLEN Polyolefins Sp. z o.o.	42 870	42 870
Other	2 154	15 325
Total deferred tax provision	**538 157**	**489 801**
Deferred tax provision, net (Deferred tax provision - deferred tax assets)	**295 350**	**228 199**

* According to the Polish tax regulations, taxpayers were entitled to deduct qualified investment expenditures in a given tax year from the taxable income (investment relief). Taxable income could have been decreased additionally by 50% of investment relief in proceeding year (investment premium). Described in detail in note 31 c.

28. Leases

a) The Company as a lessee

Operating lease

As at 31 December 2007 and 31 December 2006, the Company did not posses the non-cancellable operating lease agreements. The lease payments recognized as cost amounted to PLN 71,375 thousand in 2007 and PLN 59,398 thousand in 2006.

Finance lease

The company as a lessee as at 31 December 2007 posses the financial lease agreements. The financial lease agreements relate mainly to the petrol stations.

The net value of all fixed assets in financial lease as at 31 December 2007 amounts to PLN 44 831 thousand and PLN 29 321 thousand as of 31 December 2006 and relate to buildings, premises as well as land and water engineering objects.

In concluded lease agreements, the general conditions of financial lease are effective, there are no special restrictions or additional terms of contract. The financial lease contracts do not contain any clauses concerning conditional liabilities from lease fees and provide possibility of purchase the object of the lease. In most cases there is the possibility of prolongation of the agreement.

Future minimum lease payments under financial lease agreements as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	1 393	-
Between 1 and 5 years	14 740	5 763
Above 5 years	42 577	25 355
Total minimum lease payments due to lease agreements	**58 710**	**31 118**

(all amounts in PLN thousand)

Current value of future minimum lease payments under financial lease agreements mentioned above as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	858	-
Between 1 and 5 years	6 328	3 688
Above 5 years	33 218	17 998
Total minimum lease payments due to lease agreements	**40 404**	**21 686**

As at 31 December 2007 and 31 December 2006 the balance sheet value for each group of assets was as follows:

	31 December 2007	31 December 2006
Tangible fixed assets	**44 831**	**29 321**
buildings, premises as well as land and water engineering objects	44 831	29 321

b) The Company as a lessor

Operating lease

As at 31 December 2007 and 31 December 2006 the Company did not posses the non-cancellable operating lease agreements as a lessor. Operating lease agreements regard the lease of machinery, equipment, buildings and land owned by the Company.

Finance lease

As at 31 December 2007 finance lease agreements regard the lease of distributors owned by the Company. Finance lease agreements as of 31 December 2006 regarded the lease of distributors and steering devices owned by the Company. The agreements were concluded for a definite period.

Gross investments in the lease due as at 31 December 2007 and 31 December 2006 for future periods were as follows:

	31 December 2007	31 December 2006
Up to 1 year	29	310
Between 1 and 5 years	17	52
Total gross lease investments in the lease	**46**	**362**

Current value of future minimum lease payments under financial lease agreements mentioned above as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	26	286
Between 1 and 5 years	16	48
Above 5 years	-	-
Total gross lease investments in the lease	**42**	**334**

Unearned finance income as at 31 December 2007 amounted to PLN 4 thousand and as at 31 December 2006 to PLN 168 thousand.

As at 31 December 2007 and 31 December 2006 the Company did not record contingent rents recognized in the profit and loss and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the lessor.

Disclosures resulting from IFRS 7 regarding the financial instruments are included in note 23 and presented together with other financial instruments.

(all amounts in PLN thousand)

29. Investment expenditures incurred and planned and commitments resulting from investment expenditures

Investment expenditures in 2007 accounted for PLN 1,414,882 thousand, including PLN 122 206 thousand of environmental protection related investments. Planned investment expenditure in the period of 12 months from the balance sheet date amounts to PLN 2,155,174 thousand, including PLN 247 381 thousand of environmental protection related investments. As at 31 December 2007 future liabilities resulting from signed contracts amounted to PLN 498,193 thousand.

30. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

As at 31 December 2007 the Company did not grant any loans to managing and supervising persons and their relatives.

In the year ended 31 December 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company

In 2007 the Company obtained statements on transactions concluded in 2007 with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	517 764	540 735	110 127	49 695
Natural persons	-	-	-	-

* Transactions in the period of performing duties as supervising persons of the Company

In the period presented in the financial statements 9 persons served as members of the Supervisory Board.

c) Transactions with related parties concluded through the managing persons of the Company

In 2007 the managing persons of the Company did not conclude any transactions with related parties in regard of IAS "Related Party Disclosures".

d) Transactions with related parties concluded through the key management personnel of the Company

In 2007 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

e) Transactions of the Company with related parties in the period from 1 January to 31 December 2007 and the settlement balances as at 31 December 2007

	Consolidated subsidiaries [1]	Consolidated associates [2]	Consolidated jointly controlled entities [3]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Total related parties
Sales	17 454 670	22 353	2 413 304	4 467	8	19 894 802
Purchases	2 060 855	100 367	21 759	94 189	8	2 277 178
Financial revenues from interest	3 206	31	3	3	2	3 245
Financial expenses	2 144	8	-	10	1	2 163
Gross short-term receivables	1 841 922	1 650	480 761	719	2	2 325 054
Impairment allowance for receivables	(28 577)	(42)	(1)	(189)	(2)	(28 811)
Short-term liabilities	301 564	11 631	2 034	23 066	-	338 295
Gross long-term receivables	15 858	-	-	-	-	15 858
Long-term liabilities	24 576	-	-	-	-	24 576

[1] The Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members
[2] The Company exercises significant influence on the entity's supervisory bodies via its representatives
[3] The Company exercises a joint control over the entities under the deed of association

(all amounts in PLN thousand)

31. Contingent liabilities and risks

a) Guarantees and sureties of PKN ORLEN in 2007

	31 December 2006	Increase/ Decrease	31 December 2007	Expiration of guarantee/ surety
Guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
Guarantees issued by PKN ORLEN Group for the benefits of legal persons	15 018	(3 935)	11 083	31.10.2009
Customs guarantees issued by PKN ORLEN S.A. as collateral of settlements towards Customs Office	3 300	-	3 300	30.06.2009
Bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	-	14 790	14 790	21.03.2008
Other	1 176	1 152	2 328	14.09.2010
Total guarantees and sureties:	**1 302 946**	**(1 271 445)**	**31 501**	

b) Other contingent liabilities of PKN ORLEN in 2007

	31 December 2006	Increases/ Decreases	31 December 2007
Excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	957 235	364 932	1 322 167
Letter of credits	26 985	206 713	233 698
Legal cases related to real estates with undefined legal status	23 153	11 750	34 903
Anti trust proceeding of the Office for Competition and Consumers' Protection **	14 000	4 500	18 500
Legal cases ***	5 250	45 714	50 964
Total other contingent liabilities:	**1 026 623**	**633 609**	**1 660 232**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 329 569**	**(637 836)**	**1 691 733**

*including as at 31 December 2007 excise tax guarantee of PKN ORLEN in the amount of PLN 1 000 011 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 322 156 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. Z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees

** for details see note 31 h

*** including as at 31 December 2007 liability relating to the legal action of Brends Sp. z o.o. against PKN ORLEN in Arbitration Court in case of payment of PLN 42 000 thousand of contractual penalty from presumptive breach by PKN ORLEN of resolution of agreement concluded between PKN ORLEN and Jerzy Krzystyniak acting in his own name and in the name of Brends Sp. z o.o.

c) Risk of loosing tax relieves

In accordance with tax regulations, in force in previous years, the Company reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

(all amounts in PLN thousand)

During the period 2002-2003 the Company reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	13 845	49 222
2003	-	6 923
	-------	-------
Total	**13 845**	**56 145**
	=======	======

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Company does not identify a risk that its right to the deductions might be denied by the tax authorities. The Company does not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

d) Excise tax and value added tax contingent liability of Rafineria Trzebinia S.A.

As at balance sheet date of 31 December 2007 the following tax proceedings and controls are pending in Rafineria Trzebinia S.A.:

Tax proceeding in order to determine the excise tax liability for the period of May – September 2004.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still represents the position that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship

(all amounts in PLN thousand)

Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision.
The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated 30 December 2005 for the period of May - September 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków, after examination on its sitting in chambers of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May-August 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005 relating to reversal of the decision of the Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 12 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice from the Woivodship Administrative Court in Kraków about complaint of Rafineria Trzebinia S.A. against the decision of the Director of the Customs Chamber in Kraków to withdraw and re-examinate the decision. Next hearing was set on 3 October 2007. On the hearing on 3 October 2007 the Woivodship Administrative Court in Kraków issued a decision in compliance with motion of Rafineria Trzebinia S.A. - deciding on tax proceedings re-examination. On 13 March 2008 Rafineria Trzebinia S.A. submitted a motion to the Director of the Customs Chamber in Kraków with a complaint on inactivity in defining tax liability for the period of May - August 2004.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received a decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in Kraków in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of the Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of the Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of the Woivodship Administrative Court. Entries in the mortgage register are not legally binding. Rafineria Trzebinia S.A. appealed against the Court's sentence mentioned above. On 20 December 2007 the District Court in Kraków issued a decision on repeal of the above-mentioned mortgages. The sentence of District Court is legally binding, however Rafineria Trzebinia is entitled to submit an annulment to the Supreme Court.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in the financial statements of Rafineria Trzebina S.A. for the period ended 31 December 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of

(all amounts in PLN thousand)

Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

Control proceedings with respect to reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period of January to April 2004.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary.

On 5 December 2007 the Director of Tax Control Office in Kraków issued the result of tax control in Rafineria Trzebinia in relation to excise tax for 2002 and decision related to value added tax for 2002. Tax Inspection Authority sustained that the value added tax settlements carried out by Rafineria Trzebinia in 2002 were correct. Decisions of Tax Control Office for 2002 determine the correct amounts of value added tax liability on the level of PLN 10 thousand.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings for 2003 and the period of January to April 2004 was again extended to 31 March 2008. On 19 March 2008 the Director of the Tax Control Office in Kraków has sent an information, that the case will not be reviewed on time and has settled new review on 20 June 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in the financial statements of Rafineria Trzebinia S.A. for the period ended 31 December 2007.

Tax proceedings with respect to determination of value added tax amount for the period of January to August 2005

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of the Tax Office for Małopolska in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.

The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending to 31 October 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings with respect to the value added tax liability for the period from January to August 2005. Rafineria Trzebinia S.A. has submitted a complaint for the above described decision by appealing for complete reversal. On 24 January 2008 the Director of the Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Małopolska. On 31 January 2008

(all amounts in PLN thousand)

the Head of the Tax Office for Małopolska in Kraków has sent the notification of a new term to settle the case relating to determination of the value added tax amount for the period of January to August 2005. The term was set at 31 March 2008. On 26 March 2008 the Head of the Tax Office for Małopolska in Kraków has submitted another notice with a termination date settled on 30 May 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in the financial statement of Rafineria Trzebinia S.A. for the period ended 31 December 2007.

Tax proceedings with respect to determination of excise tax liability for months November – December 2004

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of app. PLN 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the above mentioned decision to the Director of the Customs Chamber in Kraków. The Director of the Customs Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November- December 2004. On 12 October 2007 a complaint was issued to the Woivodship Administrative Court in Kraków.

On 16 April 2008 the hearing in front of the Voivodship Administration Court in Krakow took place and as a consequence the favorable for Rafineria Trzebinia S.A. outcome of a dispute, not yet binding was issued.

Decisions related to excise tax liability for the period January – February 2007

On 25 September 2007 the Director of the Customs Chamber in Kraków issued a decision on excise tax liability for months January-February 2007 requesting at the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued a motion to the Director of the Customs Chamber in Kraków to suspend the decision, and on 15 October 2007 appealed against the decision. On 28 March 2008 the representative of Rafineria Trzebinia S.A. has received notice from the Director of the Customs Chamber in Kraków about setting the term to settle the appealed case. The new term was set at 30 April 2008.

The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

e) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no regulations of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither

(all amounts in PLN thousand)

laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the regulation dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example regulation) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by regulations defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.

On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of the District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the VI Civil Department of the District Appeal Court in Warsaw on 31 May 2007.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw VI Civil Department took place, when the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A was sentenced. The case was accomplished with the advantageous decision for Rafineria Trzebinia. The representative of the Chairman of the Energy Regulatory Office announced the possible submit for an annulment to the Supreme Court.

f) Standing of Rafineria Trzebinia S.A. in connection with temporarily discontinued production and sales of the ON BIO biofuel containing 20% of FAME esters from 3 January 2007 till 16 July 2007

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Regulation of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia S.A. property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor was actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

(all amounts in PLN thousand)

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to Pekao S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

On 2 October 2007 another part of bank loan was repaid to BPH S.A. in the amount of PLN 20,000 thousand. The balance of bank loans as at 31 December 2007 amounted to PLN 24,590 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a up to 5% fraction of biocontent. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery.

The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

g) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Regulation of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Regulation a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

Court proceedings in which PKN ORLEN acts as a defendant

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE- Operator S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided.

(all amounts in PLN thousand)

On 3 August 2005 a complaint was filed against the above decision to suspend of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend of proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN a motion applying for undertaking previously suspended proceeding. On 13 September 2007 the Plenipotentiary of PKN ORLEN received a plaintift's letter standing against undertaking suspended proceeding. On 17 September 2007 court rejected undertaking suspended proceeding.

A complaint on the above mentioned decision to reject undertaking suspended proceeding was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw has issued the decision about changing the resolution and sentenced undertaking the proceedings.

On 11 February 2008 on behalf of PKN ORLEN there was a judicial writ sent, in which in response to court summons defendant referred to circumstances, in connection to which there is planned witness evidence and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. On 14 March 2008 we received a plaintift's letter dated on 10 March 2008.

On 9 April 2008 the court hearing of two witnesses of PKN ORLEN, took place. The court dismissed motions to permit evidence from court expert opinions. The court consented to defendant's motion to add files from proceedings in front of the Chairman of the Energy Regulatory Office, in front of the Court of Competition and Consumes Protection and in front of the Supreme Court to the flies of these proceedings. The court postponed the proceedings and set the next seating for 4 June 2008.

Court proceedings in which PKN ORLEN S.A. acts as an outside intervener

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare their positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN supported the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

On 6 September 2007 the Court has issued the decision in which it rejected PKN ORLEN's motion for dismissing an action for repayment of the amount of PLN 53,969 thousand.

On 14 December 2007 and on 25 February 2008 the Court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued. The decision was postponed till 25 March 2008.

On 25 March 2008 the District Court in Warsaw, XVI Commercial Department made a decision that ZEP is to pay PSE the amount of PLN 62,514 thousand with interests and the amount of PLN 143 thousand as a return on proceedings cost.

On 26 March 2008 the motion was submitted to the Court to prepare written explanation of the verdict.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 31 December 2007 the provision for liabilities due to ZEP S.A. amounts to PLN 57,494 thousand.

(all amounts in PLN thousand)

h) Anti-trust proceedings

As at the date of the preparation of these financial statements, the Company is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

  On 31 Decemeber 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. The appellation was passed via the Chairman of OCCP, who might change his decision before passing it to the Court. In case the Chairman of OCCP overrules the appeal, he passes the motion to the Court of Competition and Consumer Protection together with his answer. The beginning date of the court proceedings is expected at the end of 2008 or beginning of 2009. Sides of the proceedings are entitled to appeal to the Appeal Court in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant "PETRYGO". The setting was acknowledged as inadequate compared to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

  On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

  The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company

(all amounts in PLN thousand)

is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007 the Company received a letter from the Office for Competition and Consumers' Protection in Wrocław about commencing an explanatory proceedings relating to motion of Petra Sp z o.o. about antitrust actions of PKN ORLEN on the local market in Twardogóra. On 17 April 2007 the Office for Competition and Consumers' Protection in Wrocław following the motion of Petra Sp z o.o. started antitrust proceedings against PKN ORLEN, suspected of restricting competition on the local retail sales of liquid fuels market in Twardogóra. On 30 May 2007 PKN ORLEN submitted explanations to unsupported motion of Petra, claiming PKN ORLEN used significantly lower prices to eliminate Petra out of market. On 30 August 2007 PKN ORLEN submitted additional letter with arguments proving lack of antitrust action on Twardogóra local market to the Office for Competition and Consumers' Protection in Wrocław.

  After the anti-trust proceeding, by decision dated 29 January 2008, no. RWR 04/2008 The Chairman of the Office for Competition and Consumers' Protection in Wrocław did not stated that PKN ORLEN performed actions restricting competition on the local retail sales of liquid fuels market in Twardogóra. Till the date of 20 March 2008 no appellation was submitted to the Office for Competition and Consumers' Protection in Wrocław (the final date of submitting an appeal by Petra elapsed on 18 February 2008). Currently it is supposed that Petra decided not to execute its right to appeal against the decision of the Chairman of OCCP and the decision number RWR 04/2008 became binding.

i) Compensation program for employees

The Voluntary Leave Program (VLP) was launched in PKN ORLEN to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.

Due to the above, the Company base on the decision of the Management Board no. 2537/05 dated on 22 December 2005 created a provision in the amount of PLN 236,000 thousand.

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN subject to restructuring and reorganization processes.

According to the Agreement, employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN, for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

As at 31 December 2007 the provision for Voluntary Leave Program amounted to PLN 110,369 thousand.

j) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate,

(all amounts in PLN thousand)

Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw.
On the hearing on 12 March 2008 the court decided to postpone the trial and to hear the case in chambers, so as to decide on court expert appointment.

k) Polish tax regulations

The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estate). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.

Beside corporate income tax stated at 19% rate in 2007, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.

Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for PKN ORLEN and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax).

In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.

Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the group, that conduct business activity in Poland, may be subject to a tax risk.

(all amounts in PLN thousand)

l) Risk connected with the disposal of a portion of assets and liabilities related to purchase of UNIPETROL a.s. shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the UNIPETROL Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The reply for Agrofert Holding claim was submitted by the Company's Plenipotentiary. The arbitration proceedings initiated by this law suit are currently in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

(all amounts in PLN thousand)

32. Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel in accordance with IAS 24.

The payments to the Management Board, Supervisory Board and key executive personnel include short-term employee benefits, post-employment benefits, other long-term employee benefits and compensation due in relation to the termination of employment, which have been paid, are due or potentially due the period.

a) Remuneration of the Management Board, Supervisory Board Members and key executive personnel of the Company in 2007

	2007
Remuneration of the Management Board Members of the Company	**27 207**
including: compensation paid to the Management Board Members performing the function in 2007	20 421
remuneration due and potentially due	4 564
remuneration paid to other Management Board Members	1 956
remuneration potentially due to other Management Board Members	266
Remuneration of the Supervisory Board Members of the Company	**1 031**
Remuneration of key executive personnel of the Company	**41 136**

Remuneration paid in 2007 to the Management Board Members performing the function in 2007

	salaries	bonus for 2006	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	84	1 297	3 220	8	4 609
Cezary Filipowicz	851	380	-	67	1 298
Dariusz Formela	363	-	-	18	381
Wojciech Heydel	1 154	1 049	-	76	2 279
Piotr Kownacki	1 444	-	-	75	1 519
Jan Maciejewicz	231	676	1 620	11	2 538
Waldemar Maj	362	-	-	-	362
Krystian Pater	669	-	-	38	707
Cezary Smorszczewski	283	622	2 420	20	3 345
Krzysztof Szwedowski	851	307	-	57	1 215
Paweł Szymański	544	604	990	30	2 168
Total	**6 836**	**4 935**	**8 250**	**400**	**20 421**

* Expenses incurred by the Company

(all amounts in PLN thousand)

Remuneration potentially due for 2007 and due for 2008 to the Management Board Members performing the function in 2007

	potentially due*	severance pay, non-competition clause and compensation	Total
Igor Chalupec	37	140	177
Cezary Filipowicz	403	-	403
Dariusz Formela	146	-	146
Wojciech Heydel	1 148	-	1 148
Piotr Kownacki	717	-	717
Jan Maciejewicz	127	-	127
Waldemar Maj	228	-	228
Krystian Pater	323	-	323
Cezary Smorszczewski	155	220	375
Krzysztof Szwedowski	483	-	483
Paweł Szymański	347	90	437
Total	**4 114**	**450**	**4 564**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005.

Remuneration paid to other Management Board Members in 2007

	severance pay, non-competition clause and compensation *
Zbigniew Wróbel	**1 956**

* compensation paid based on amicable settlement

Remuneration potentially due to other Management Board Members for previous years

	potentially due
Janusz Wiśniewski	**266**

Principles of incentives for key executive personnel (including the Management Board Members)

In 2005 new incentive system for key executive personnel of PKN ORLEN S.A. and Orlen Group was introduced – Management by Objectives (MBO). New incentive system concerns Management Board and key executive personnel. Individuals participating in MBO are rewarded for individual goals realization and solidarity goal (SVA), set at the beginning of the period. The Supervisory Board sets goals for each Management Board Member. Set goals are of qualitative and quantitative nature and are assessed on the basis of Bonus Policy, after the end of a year to which they relate.

The value of bonus granted depends also on the solidarity objective, which is consolidated SVA for ORLEN Group. When planned level of SVA is achieved, everybody receives bonus in full calculated amount. When the solidarity objective is not achieved, all employees are granted half of worked out bonus. Introduced system encourage employees for cooperation and timing for better results of Concern.

Remuneration regarding non-competition clause and dissolution of the contract as a result of dismissal from the position held

Agreements concluded between issuer and managing persons constitute that the persons are obliged to obey a non-competition clause for 6 or 12 months, starting from the date of a termination or expiration of the

contract. In the period members of the Management Board are entitled to receive remuneration in the amount of six or twelve monthly basic remuneration, paid in equal monthly installments.
Furthermore contracts include remuneration payments in case of dissolution of the contract as a result of dismissal from the position held. Remuneration amounts to six or twelve basic monthly remuneration.

Compensation paid to the Management Board and Supervisory Board of PKN ORLEN S.A. acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2007

Management Board Members of PKN ORLEN S.A., acting in 2007 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL, where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN S.A. acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in Corporate Governance between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

Remuneration of the Supervisory Board Members	**2007**
Konstanty Brochwicz-Donimirski	47
Robert Czapla	112
Marek Drac-Tatoń	112
Raimondo Eggink	112
Zbigniew Macioszek	124
Agata Mikołajczyk	65
Wojciech Pawlak	47
Krzysztof Rajczewski	112
Wiesław Rozłucki	47
Ryszard Sowiński	47
Małgorzata Ślepowrońska	83
Jerzy Woźnicki	55
Janusz Zieliński	54
Remuneration of the Supervisory Board Members in subsidiaries	**1 017**
Małgorzata Slepowrońska	14
Total remuneration of the Supervisory Board Members	**1 031**

The Chairman of the Supervisory Board of PKN ORLEN S.A. performing this function since 31 May 2007, acted simultaneously as Supervisory Board Member of Petrolot Sp. z o.o. from 31 August 2007 as the representative of PLL LOT S.A. (second shareholder of that company) and received the remuneration in the amount of PLN 14 thousand. Other Supervisory Board Members of PKN ORLEN S.A. did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group in 2007.

b) Remuneration of the Management Board, Supervisory Board Members and key executive personnel of the Company in 2006 (PLN thousand)

	2006
Remuneration of the Management Board Members of the Company	**19 437**
including: compensation paid to the Management Board Members performing the function in 2006	14 081
compensation due and potentially due	5 356
Remuneration of the Supervisory Board Members of the Company	**739**
Remuneration of key executive personnel of the Company	**28 992**

(all amounts in PLN thousand)

Remuneration paid in 2006 to the Management Board Members performing the function in 2006

	salaries	bonus for 2005	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	1 939	1 250	-	98	3 287
Cezary Filipowicz	842	-	-	73	915
Wojciech Heydel	1 160	1 033	-	76	2 269
Piotr Kownacki	185	-	-	-	185
Jan Maciejewicz	1 091	776	-	43	1 910
Cezary Smorszczewski	1 328	626	-	80	2 034
Krzysztof Szwedowski	635	-	-	43	678
Paweł Szymański	854	609	-	51	1 514
Dariusz Witkowski	216	196	840	37	1 289
Total	**8 250**	**4 490**	**840**	**501**	**14 081**

* Expenses incurred by the Company

Remuneration due and potentially due for 2006 to the Management Board Members performing the function in 2006

	Potentially due*
Igor Chalupec	1 247
Cezary Filipowicz	506
Wojciech Heydel	1 154
Jan Maciejewicz	600
Cezary Smorszczewski	643
Krzysztof Szwedowski	408
Paweł Szymański	604
Dariusz Witkowski	194
Total	**5 356**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005. Bonus was calculated based on preliminary appraisal of Management Board of the Company performed by the Supervisory Board.

Compensation of Management Board and Supervisory Board Members of the Company acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2006

Management Board Members of PKN ORLEN, acting in 2006 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL a.s., where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in Corporate Governance Order between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

Supervisory Board Members did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group in 2006.

(all amounts in PLN thousand)

Remuneration of the Supervisory Board Members of the Company	2006
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska – Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration of the Supervisory Board Members	**739**

33. Employment structure

Average employment by groups was as follows:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Blue collar workers	1 970	2 031
White collar workers	2 820	2 973
	4 790	**5 004**

Employment level as of 31 December 2007 amounted to 4,741 persons and 31 December 2006 amounted to 4,780 persons.

34. Additional information

a) Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

(all amounts in PLN thousand)

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as other Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 28 March 2008 PKN ORLEN has received court verdict, that confirmed the validity of agreement on purchase of shares from TDC Mobile International A/S. The Court of Arbitration sustained Vodafone demand to prohibit Polkomtel's stock book entries to further investigation.

General Shareholders' Meeting of Polkomtel S.A. was held on 28 March 2008. Shareholders decided to pay dividend from net profit realized in 2007. Total dividend amounted PLN 1,248,245 thousand (equalling PLN 60.89 per share) and will be paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 244,764 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 18 December 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 61,904 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend will be paid in two rates in amount of PLN 91,410 thousand paid till 28 May 2008 and PLN 91,450 thousand paid till 27 November 2008.

b) Purchase of additional shares in Mazeikiu by PKN ORLEN

Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu by PKN ORLEN (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN purchased 35,879,247 shares of Mazeikiu and became a shareholder of 632,713,599 shares (which is equal to 89.2628% stake in share capital).

Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, (constituting a 89.5303% stake in share capital of Mazeikiu). Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital were quoted on the market (constituting a 0.4884% state in share capital).

(all amounts in PLN thousand)

Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out was conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effective until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25. During the first phase 2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in share capital. Minority shareholders, other than Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 19 September Lithuanian Court in response to a motion raised on 23 May by PKN ORLEN issued a decision that all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. As 29 October the recall period passed and a decision became legally binding.

So as to enable efficient implementation of court's decision on 19 September Vilnius Stock Exchange suspended trading with shares of Mazeikiu.

On 12 November the second phase of squeeze out of shares held by minority shareholders (other than the Government of the Republic of Lithuania) finished. During this phase 991,796 shares of Mazeikiu were purchased.

As a result of squeeze out procedure in Mazeikiu's capital remained two shareholders: PKN ORLEN with 90,019% in share capital and the Government of the Republic of Lithuania with 9,981% in share capital. On 22 November 2007 Vilnius Stock Exchange decided to withdraw Mazeikiu's shares from trading.

Settlement of Mazeikiu's shares purchase

In the period covered by these financial statements and in accordance with Lithuanian law the minority shareholders squeeze out was performed. After mandatory squeeze out settlement PKN ORLEN purchased 41,236,770 shares of Mazeikiu Nafta for a price of LTL 10,25 per share constituting a 5.82% stake in share capital of Mazeikiu. For the purposes of consolidation Mazeikiu Nafta Capital Group has been fully recognized in consolidated data just as at 31 December 2006. Due to this fact, previously estimated purchase price was corrected. That resulted a change in goodwill in amount of PLN 12,895 thousand, that was recognized in retained earnings as at the day of purchase.

c) Restructuring process of IKS Solino S.A.

PKN ORLEN made a decision to retry the process of sale of organized part of IKS Solino S.A. – Salt Processing Unit (SPU).

Due to that PKN ORLEN has started operations which will reflect in receiving necessary corporate decisions to enable the sale of SPU till the end of 2008. The decision of IKS Solino shareholders should be taken by the end of June 2008.

d) Goldenfrazil Limited versus members of the Supervisory Board of UNIPETROL a.s.

On 26 February 2007, Goldenfrazil Limited, seated in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of UNIPETROL a.s., asserting rights to damages in the amount of CZK 351,877,163 (EUR 12.8 million) which according to Goldenfrazil Limited alleges UNIPETROL has against the members of UNIPETROL's Management Board (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that UNIPETROL suffered damage as a result of the failure of the UNIPETROL's Management Board to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by UNIPETROL a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of UNIPETROL has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above. On 21 September 2007 legal representatives of UNIPETROL a.s. Management Board submitted to the court a reply with chosen documentary evidence. Goldenfrazil withdrew all claims against UNIPETROL a.s. Management Board. Court's final statement has not been delivered yet.

(all amounts in PLN thousand)

35. Significant events after balance sheet date

a) Changes in Supervisiory Board of PKN ORLEN

PKN ORLEN has informed in its regulatory announcement no. 12/2008 that on 7 February 2008, the Extraordinary General Shareholders' Meeting of PKN ORLEN dismissed Mrs. Małgorzata Izabela Ślepowrońska from the position of Chairman of the Supervisory Board and from the Supervisory Board of PKN ORLEN.

Additionaly the Extraordinary General Shareholders Meeting of PKN ORLEN dismissed from the Supervisory Board of the PKN ORLEN the following Members: Mr. Robert Czapla, Mr. Marek Drac- Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek and Mrs. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary General Shareholders Meeting of PKN ORLEN appointed to the Supervisory Board of PKN ORLEN:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board, and Member of Supervisory Board of PKN ORLEN;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of PKN ORLEN;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Marek Karabuła to the position of Member of the Supervisory Board of PKN ORLEN;
- Mr. Krzysztof Kołach to the position of the independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of PKN ORLEN;

b) Suspension of Mr. Piotr Kownacki from the activities of the President and Chief Executive Officer of the Management Board by the Supervisory Board of PKN ORLEN

PKN ORLEN has informed in its regulatory announcement no. 16/2008 that on 28 February 2008, the PKN ORLEN Supervisory Board has concluded a resolution regarding suspension of Mr. Piotr Kownacki for the indefinite period from the activities of the President and Chief Executive Officer of the PKN ORLEN Management Board with the following justification:

"The Supervisory Board has made the decision due to the fact that the President took actions individually, without agreement with the Company's Management Board, which were leading to significant worsening of the Company's image. These actions include statements of political character, pulling the Company into current political disputes, as well as unjustified discrediting the Supervisory Board.

The Supervisory Board hopes that the period of the President suspension will favor the hushing up of emotions and rebuilding the atmosphere of the common, non-political operation for the Company's good."

At the same meeting the Supervisory Board has passed the resolution that for the period of the President Mr. Piotr Kownacki suspension, the authority of the President of the PKN ORLEN Management Board is taken over by the Vice President Mr. Wojciech Heydel.

c) The agreement relating to the purchase of shares in Odin Energi Latvija signed by ORLEN International Exploration & Production

PKN ORLEN S.A. informed in its regulatory announcement no 23/2008 that on 9 April 2008 subsidiary of PKN ORLEN S.A., ORLEN International Exploration & Production Company BV, seated in Amsterdam, Netherlands ("ORLEN International Exploration & Production"), and Odin Energi A/S, seated in Hellerup, Denmark ("Odin Energi") signed an agreement ("the Agreement") relating to the sale of shares in Odin Energi Latvija ("Odin Energi Latvija").

As a result of signing the Agreement ORLEN International Exploration & Production purchased from Odin Energi 500 shares in Odin Energi Latvija, with the nominal value of LVL 5 per each share (i.e. approximately PLN 24.81 based on the average LVL/PLN exchange rate as of 9 April 2008, as stated by the National Bank of Poland). The purchased shares represent 50% of the share capital of Odin Energi Latvija and 50% of the voting rights at the General Shareholders' Meeting of Odin Energi Latvija. The Agreement has been signed simultaneously with the agreement on purchase of the remaining 50% of shares in Odin Energi Latvija by the PKN ORLEN partner, Kuwait Energy Company. Kuwait Energy Company has purchased the shares through its subsidiary Kuwait Energy Netherlands Corporation.

The purchase price for the purchased shares amounts to USD 950,000 (i.e. approximately PLN 2,090 thousand based on the average USD/PLN exchange rate as of 9 April 2008, as stated by the National Bank of

Poland) and will be paid from ORLEN International Exploration & Production's own resources. The purchased shares will be transferred to ORLEN International Exploration & Production at the date of payment for the purchase price.

The book value of the purchased shares in the ORLEN International Exploration & Production books will be equal to their purchase price.

The investment of ORLEN International Exploration & Production in the Odin Energi Latvija shares is of a long term nature. The purchase of Odin Energi Latvija shares gives ORLEN International Exploration & Production the right to a 45% share in the concession for searching and exploration of crude oil and natural gas in the Latvian economic Baltic Sea area.

The main business activities of Odin Energi Latvija involve, among others, exploration, recognition and extraction of hydrocarbons.
The main business activities of ORLEN International Exploration & Production involve, amongst others, the extraction of crude oil, the extraction of natural gas, geological exploration and recognition of hydrocarbons.

PKN ORLEN S.A. owns 100% of the share capital of ORLEN International Exploration & Production and 100% of the voting rights at the General Shareholders' Meeting of ORLEN International Exploration & Production.

No connections exist between Issuer, managing and supervising persons of Issuer and the seller of Odin Energi Latvija shares.

(all amounts in PLN thousand)

36. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

Differences as to data published in the condensed financial statements as at 29 February 2008, with the effect on a total assets:

	Total Assets for 2007	Total equity and liabilities as at 31 December 2007
Data for 2007 disclosed in the condensed financial statement for IV quarters 2007	31 965 654	31 965 654
Current income tax receivables	4 053	-
Deferred tax assets	-	4 053
Data for 2007 disclosed in annual financial statements for 2007	31 969 707	31 969 707

37. Signatures of the Management Board Members

These financial statements were authorized by the Management Board of the Company in its seats on 22 April 2008.

....
Piotr Kownacki
President
(Absent, suspended)

....	....	....
Cezary Filipowicz Vice-President	Wojciech Heydel Vice-President (Acting as President)	Waldemar Maj Vice-President
....	....	....
Dariusz Formela Member of the Board	Krystian Pater Member of the Board	Krzysztof Szwedowski Member of the Board

Płock, 22 April 2008

Letter from the President of the Management Board of PKN ORLEN S.A.

Dear Sirs, Dear Shareholders,

Presenting the annual financial report of the PKN ORLEN for 2007 I would like to emphasise that the results achieved by our Company were to a large extent determined by macroeconomic conditions and one-off events. Under pressure from the Polish zloty's appreciation against the U.S. dollar and the euro, the diminishing URAL/Brent differential and planned events including refurbishments at the Płock production facility, as well as unplanned one-off events, PKN ORLEN generated PLN 42.7bn in revenue which represents a 27.5% increase over 2006 figures, and EBIDTA of PLN 3.0bn, representing an increase of 3.1% over last year's result.

Last year the Płock-based refinery processed over 13.6m tonnes of crude oil, utilizing 98.9% of its capacity. In response to market expectations, diesel output grew 14.3% while petrol production fell 4.1%. Ekoterm light diesel and aviation fuel output was down 30.4% and 11.7%, respectively.

With regard to the growing demand for petrochemicals, ethylene and propylene production was 624 000 tonnes and 409 000 tonnes respectively. This represents an increase of 5.2% and 1.5% over 2006.

In 2007 our wholesale fuel sales (diesel, petrol, aviation fuel and light diesel) grew 6%, with retail sales (diesel, petrol, LPG) up 9,9%. Our Polish chain of branded stations grew with 36 new locations and 139 forecourts modernised. The franchise section of our network grew with 54 premium ORLEN stations and 41 "economy" stations under the BLISKA brand. At the same time, we strengthened the image of our Verva premium fuels, increasing their sales volume in Poland by over 41%.

In line with requirements, we prepared our corporation to implement the National Indicative Target in biofuels. We conducted pilot programmes in sales and operations, carried out the necessary investments at depots and filling stations, and

conducted bids to secure the required biocomponent volumes. With these preparations complete, we launched the wholesale and retail sale of biofuels as of the beginning of this year, complying with the requirements that apply to all participants of the Polish fuel market.

In 2007 we initiated or continued projects to ensure the further growth of PKN ORLEN's production assets. In November, the Płock facility began the construction of the Hydrogen II plant to secure the current and future needs of our hydrogen-utilising processes. We expect to launch the plant in mid 2009. We also completed all preparations and design works to launch the construction of a Diesel Hydrodesulphurisation Plant VII. This investment will enable our diesel products to meet the EU sulphur content requirement of less than 10 ppm, which is expected to come into force in 2009.

We also kicked off our largest current investment - the construction of paraxylene (PX) and terephthalic acid (PTA) installations. These new installations will be the only facility of its type in Poland and one of largest in Europe, enabling us to extend the value chain in the petrochemical segment and increase the utilization of our Płock production facility's processing capacities. Constantly rising demand for PTA allows us to expect attractive returns on this investment.

Consistently building its expertise in production, the Company decided to begin operations on Polish deposits. In response to our applications for licenses to explore and produce crude oil and natural gas in the Lubelski region, the Ministry of the Natural Environment issued a positive evaluation of PKN ORLEN's planned operations. In May 2007, the Board of PKN ORLEN approved the exploration works schedule and the project's budget. Our activities in this area will provide experience and enable us to establish an expert team of geologists and drilling engineers.

At the end of 2007 we verified our long-term goals. The foundation of our strategic plan is a match between shareholder and potential investor expectations, and the needs and capacities of PKN ORLEN. The new 2007-2012 strategy of the PKN ORLEN Capital Group focuses on organic growth and provides for ongoing cost

optimisation efforts as well as efficient supply chain management. We are changing our internal management structure to meet market challenges and the dynamic expansion of our scope of operations. We are also planning to continue asset restructuring, and as a technological leader we will keep responding to the European market's increasing expectations with regard to quality and environmental awareness.

Last year our activities were recognized by the juries of many contests and rankings. PKN ORLEN won, among others, the "Giants of Central Europe" ranking organized by the Puls Biznesu daily, ahead of competitors such as Skoda Auto AS or MOL MAGYAR OLAJ ES GAZIPARI RT. We received this award for our consolidation of the Central European fuel sector. In the Roland Berger Strategy Consultants contest organized in eight EU countries, PKN ORLEN was awarded the „Best of European Business" title in the Mergers and Acquisitions category. ORLEN was also named Poland's most valuable brand in the MARQA 2007 ranking organized by the Rzeczpospolita daily and, for the sixth time, won the Trusted Brand title in a prestigious consumer study conducted by Reader's Digest.

In conclusion, I wish to thank all our employees, without whom our organization's success would not have been possible. Thank you for your involvement and consistent efforts in building PKN ORLEN S.A.'s value. Thanks to you, today we are the largest Polish corporation and a leader in Central and Eastern Europe. I also wish to thank the Members of the Board, including President Piotr Kownacki, who presided over the Board in 2007, and the Supervisory Board, for their diligent work and confidence. I extend my thanks to PKN ORLEN S.A.'s business partners, whose cooperation we value greatly. I hope it will continue to yield the good results and further value growth, which is so important from our shareholders' point of view.

Wojciech Heydel

Vice President
acting as President of the Board

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Management Board Report on the operations of Polski Koncern Naftowy ORLEN Spółka Akcyjna for the year 2007

Table of contents

I. CURRENT AND PROJECTED FINANCIAL STANDING OF PKN ORLEN S.A.

1.1 Income statement

1.1.1 Revenues

In 2007 Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.") generated revenues from the total sales (finished goods, merchandise and raw materials) of PLN 42,703,668 thousand, i.e. by 27.5% more than in 2006. The increase in the sales volume is mainly due to the increase in the total quantity sales of the company's products by 6.3% (including: diesel oils by 19.4%, gasoline by 4.8% and liquid gas by 35.9%) and high quotations of fuel prices at international stock exchanges (increase in the average price quotations in 2007 as compared to 2006 is as follows: gasoline by 12.2%, diesel oil by 10.0%, light heating oil by 9.1% and aviation fuel Jet A-1 by 9.4%). Moreover, for instance, the resale of crude oil for an amount of app. PLN 12 billion triggered a 98.2% increase in the revenues from the sale of merchandise and raw materials as compared with 2006.

1.1.2 Profit from operations

Profit from operations in 2007 amounted to PLN 2,093,194 thousand and was higher by 4.6% than the profit for previous year.

The result generated by PKN ORLEN S.A. was favourably influenced by the increase in margins on gasoline by 15.8%, diesel oil by 5.3% and Jet A-1 fuel by 3.8%. A drop in margins was noted only in the case of light heating oil and heating oil III by 1.5% and 1.4% respectively. In 2007 PKN ORLEN S.A. recognised an increase in quantitative whole and retail sales of fuels (gasolines, diesel oils, light heating oil, Jet A-1) by 6.7%. OPTIMA operating expense reduction programme significantly contributed to the result of 2007. The programme implemented in 2007, triggered savings of PLN 334,766 thousand. This value represents 157.2% of the savings earned in 2006, which were at the level of PLN 212,891 thousand.

As a result of the non-fuel products and services management area having been reorganised, the year 2007 noted a record in the non-fuel products margin dynamics which achieved the level of more than 20% (y/y). A particular attention should be drawn to the fact that the increase in the margin has also followed from the increase in the sales volume due to a much bigger number of shop transactions.

In 2007 PKN ORLEN S.A. recorded a loss on other operations amounting to PLN (-) 92,410 thousand (by PLN 42,224 thousand more than in 2006). The result on other operations being lower than last year is mainly due to the revenues from the provisions reversal having been lower than in the prior year (by PLN 64,012 thousand).

1.1.3 Financing activity

In 2007, the profit on financing activity amounted to PLN 1,164,275 thousand and was by PLN 563,052 thousand higher than that realised in the prior year. In 2007 the financing revenues amounted to PLN 1,543,086 thousand and increased, as compared to 2006, by PLN 651,183 thousand. This increase is due to, among others, a dividend received in the amount of PLN 708,701 thousand (PLN 579.619 thousand in 2006), including: Polkomel S.A. - PLN 264,220 thousand and Basell ORLEN Polyolefins Sp. z o.o. – PLN 102,836 thousand, and a positive effect of positive exchange differences overcoming the negative ones in the amount of PLN 669,169 thousand (PLN 150,373 thousand in 2006). Concurrently, in 2007 PKN ORLEN S.A. recorded an increase in finance expenses by PLN 88,131 thousand as compared to 2006. An increase of finance expenses as compared to the prior year has followed mainly from the interest costs being higher by PLN 189,053 thousand. In 2007 PKN ORLEN S.A. recorded a positive result on the valuation of derivative financial instruments in the amount of PLN 49,342 thousand while in 2006 it was PLN (-) 79.232 thousand.

1.1.4 Gross result, income tax and net result

In 2007, PKN ORLEN S.A. generated gross profit of PLN 3,257,469 thousand (increase by 25.2% as compared to that generated in 2006). Concurrently, the income tax expense has increased by 23.7%. The effective tax rate did not change and in 2007 it was 15%. The effective tax rate, which is lower than the statutory one is basically due to the received dividends having been excluded from the tax base.

In 2007, PKN ORLEN S.A. generated net profit of PLN 2,759,859 thousand, which is higher by 25.5% than the profit realized in the prior year.

1.2 Balance sheet

1.2.1 Total assets

As at 31 December 2007 the PKN ORLEN S.A. total assets amounted to PLN 31,969,707 thousand and increased by PLN 4,498,706 thousand (by 16.4%) as compared to 31 December 2006. On the assets side, the position of non-current assets is material and in total they make for 62.4% of the total assets (69.2% as at the end of 2006). On the liabilities side, the position of equity is dominant and it represents 55.8% of the total of equity and liabilities (54.6% as at 31 December 2006). The comparison of individual balance sheet items as at the end of 2007 and 2006 shows:

- the increase in non-current assets by 5.1% up to PLN 19,958,199 thousand as a result of the rise in property plant and equipment (by 5.9%) and in the shares held in related entities (by 4.3%);
- the increase in current assets by PLN 3,537,061 thousand, i.e. by 41.7% to PLN 12,011,508 thousand. This is due to an increase in trade receivables by PLN 1,270,787 thousand, mainly due to the increase in product prices. Additionally, a rise in current assets followed from the increase in inventories by PLN 2,237,750 thousand which was in turn due to larger quantities of crude oil reserves (mainly mandatory reserves), larger quantities of finished products and the effect of increase in the unit prices of crude oil and finished products;
- the increase in equity by PLN 2,823,996 thousand to PLN 17,833,582 thousand mainly due to the increase in net result generated by PKN ORLEN S.A. in 2007. In 2007 no dividend was paid for the prior year;
- the increase in long-term liabilities by PLN 3,039,215 thousand to PLN 7,289,067 thousand due to a level of borrowings being higher by PLN 3,004,570 thousand;
- the drop in short-term liabilities by PLN 1,364,505 thousand to PLN 6,847,058 thousand mainly due to the drop in loan liabilities by PLN 2,699,580 thousand which was balanced by the increased trade and other liabilities and accrued expenses by PLN 1.331.591 thousand.

1.2.2 Net financial indebtedness

As at the end of 2007, the level of long-term and short-term loans and borrowings and debt securities issued amounted to PLN 6,940,462 thousand and was higher by PLN 304,990 thousand in comparison to the level recorded as at the end of 2006. The net financial indebtedness as at the end of 2007 (calculated as financial indebtedness less cash equivalents less short-term securities) increased by PLN 301,811 thousand to the level of PLN 6,574,522 thousand in comparison to the figures recorded as at the end of 2006. The net financial indebtedness ratio increased due to an increase in short-term and long-term loans and borrowings and a decrease in cash was recorded in 2007. The increase in net financial indebtedness was balanced by a drop in the ratio of net financial indebtedness of PKN ORLEN S.A. equity (average balance of loans, borrowings and debt securities minus average cash minus average short-term securities to average balance of equity), which, as at the end of 2007, was recorded at the level of 39.1% while at the end of 2006 at the level of 26.7%.

1.3 Cash flow statement

1.3.1 Operating activity

In 2007 the net cash flows from operating activity amounted to PLN 847,144 thousand and dropped by PLN 1,012,608 thousand as compared to the year 2006. The drop in the net cash flows from operations in the analysed period were mainly due to the cash having been frozen in inventories (the increase in inventories by PLN 2,237,750 thousand, while in 2006 the inventories increased by PLN 494,673 thousand). The increase in inventories in 2007 was mainly connected with the regulatory changes relating to mandatory reserves, what resulted in necessity to build higher volumes of mandatory reserves. Negative tendencies in respect of operating activities reflecting in the dynamics of changes in inventories were balanced by a material increase in the net profit (in 2007 PKN ORLEN S.A. generated profit by PLN 559,983 thousand higher than that generated in 2006), an increase in liabilities and accrued expenses up to PLN 1,182.854 thousand (i.e. the increase by 30.3% as compared to 2006) and the reduced falling dynamics in respect of the provisions (the year 2007 noted a drop in provisions of PLN 45,367 thousand while in the respective period of the prior year this drop was noted at the level of PLN 86,123 thousand).

As at the end of 2007 the net working capital (current assets minus short-term liabilities) amounted to PLN 5,164,450 thousand while at the end of 2006 the net working capital was recorded at the level of PLN 262,884 thousand. This increase stems from the repayment of liabilities under short-term loans and borrowings and from the increased inventories within current assets.

1.3.2 Investing activity

In 2007 the net cash flows from the investing activity amounted to PLN (-) 1,423,667 thousand while in 2006 it was PLN (-) 6.945.423 thousand. Such a material difference follows mainly from the acquisition of the Mazeikiu Capital ("Mazeikiu Group") Group for PLN 6,759,700 thousand, which was realised in 2006. The year 2007 witnessed only a transaction of squeezing out minority shares from the Mazeikiu Group in the amount of PLN 482,003 thousand. A drop in the acquisition expenses in 2007 was associated with the increase in expenses on acquisition of the property, plant and equipment and intangibles from the level of PLN 1,115,272 thousand in 2006 to PLN 1,609,725 thousand in 2007. In 2007, PKN ORLEN S.A. recorded an increase in proceeds from interest and dividends in the amount of PLN 712,059 thousand and therefore, exceeded the proceeds of this type generated in 2006 by PLN 108,538 thousand.

1.3.3 Financing activity

In 2007, the net cash flows from financing activity amounted to PLN 435,476 thousand as compared to the amount of PLN 5,109,647 thousand recorded in 2006. A decrease in positive cash flows from this type of activity is a consequence of the repayment of short-term and long-term loans and borrowings, which in 2007 amounted to PLN (-) 6,080,651 thousand (as compared to 2006 where this type of expenses amounted to PLN (-) 1,466,567 thousand) and lower proceeds from new loan agreements (in 2007 the proceeds from the loans and borrowings drawn were lower by PLN 913,496 thousand than the respective proceeds obtained in 2006). The cash flows from financing activity were positively affected by the issue of debt securities of the value of PLN 1,325,175 thousand, while in 2006 no proceeds were recognized from this type of activity.

The total cash flows from individual types of activities of the enterprise resulted in a drop in cash as at 31 December 2007 by PLN 141,173 to the level of PLN 166,142 thousand (as compared to the cash level as at 31 December 2006 of PLN 307,315 thousand).

1.4 Description of significant risk factors

The most important risk factors having an impact on the performance of the PKN ORLEN S.A. included as follows:

Fluctuations in crude oil and refinery products prices and margins

The world prices in 2007 was characterised with a material variability. This mainly concerned the second half of 2007. At the end of 2007 the crude oil prices were the highest in their history (the price of crude oil barrel amounted to approximately USD 100).

Starting from February 2007 the crude oil quotations of Brent DTD have shown a strong increasing tendency, due to which the crude oil prices in 2007 reached the level of 72.40 USD/bbl. The average Brent prices were by 11.1% higher than their comparable level in the prior year. The crude oil prices were characterized by the dynamic inceases in USD prices, followed by the deterioration of USD on the financial markets, as well as the increasing speculations on the commodity markets by financila investors. In 2007 the gasoline margin on quotations (crack) increased by 15.8% to reach the level of 163.00 USD/tonne, diesel oil - by 5.3% to the level of 129.87 USD/tonne and Jet A-1 fuel by 3.8% to the level of 165.68 USD/tonne. The adverse tendency was recorded in respect of light heating oil – the drop of margins by 1.5% to 96.12 USD/tonne and heating oil III – the drop of margins by 1.4% to 207.09 USD/tonne. The better market conditions were also to be seen in the petrochemical segment, which characterised with high increase in margins on almost all products. In respect of ethylene and propylene, an increase was noted as compared to 2006, respectively by: 17.6% and 16.1% up to the level of 699.54 USD/tonne and 636.17 USD/t.onne

Fluctuations of foreign exchange rates

The fluctuations of foreign exchange rates have a significant impact on the revenues from sales. It concerns mainly relation of PLN/USD and PLN/EUR. The sales revenues and profits is highly dependent of PLN value compared to other currencies by making the prices dependent on the import parity (setting refinery and petrochemical products proces on the basis of european quotations in commodity markets). Additionally costs of crude oil and other raw materials as well as the costs of debt handling are expressed in foreign currencies. As a result of the above tendencies, fluctuations of a PLN rate in respect of foreign currencies has a significant impact on the result achieved by PKN ORLEN S.A.. In 2007, the average PLN/USD exchange rate decreased by 10.6% down to the level of 2.77 as compared to the prior year (calculated as the arithmetic average of daily exchange rates as set by the National Bank

of Poland in the period from 1 January to 31 December). Concurrently, also the average PLN/EUR exchange rate weakened by o 3.1% down to the level of PLN/EUR 3.78. The appreciation of PLN results from the macroeconomic situation which proves the economic acceleration in Poland.

In case of strong PLN against USD and EUR, the situation is better in respect of cost of purchased raw materials and cost of debt. On the other hand, the revenues and margin realized on particular products are positively affected when PLN is weakened against USD and EUR.

Economic growth and unemployment rate

The year 2007 witnessed further acceleration of GDP economic growth. The estimated GDP increase reached the level of 6.1%. The level of polish economy increase is very high; polish economy's growth rate is app. 2.5 times faster than in the Western Europe countries. The economic growth mainly arises from the domestic demand, capital expenditures (including on non-current assets) which accrued by 20% due to better activities of undertakings, and dynamic growth of exports. In 2007 the exports (according to preliminary data) in current prices amounted to PLN 383.9 billion and increased as compared to the year 2006 by 11.7%. Advantageous tendencies on the labour market have strengthened. The employment in 2007 was higher by 3.4% than in the prior year and the unemployment rate decreased down to 11.4%, i.e. by 3.4 pp as compared to the prior year. The improved situation on the labour market and favourable macroeconomic tendencies have materially affected the sales level in respect of the PKN ORLEN S.A's products.

Inflation

In 2007 the prices were increasing faster than during the respective period in the prior year. The year 2007 saw the inflation of 2.5% as compared to 1.0% in 2006 (y/y). The consumer goods and services prices increased due to increase energy cost and a high domestic demand. PLN denominated bank loans and debt securities issued account for app. 17% of total interest bearing loans of PKN ORLEN S.A. The remaining amount is denominated in EUR.

Interest rates

In 2007 base interest rates at the money market were increased four times: in April, June, August and November (each time by 0.25 pp.). As at the end of 2007 the interest on Lombard credits attained the level of 6.50%, and the bill of exchange rediscount rate - the level of 5.25% (at the end of 2006 it was 5.50% and 4.25%, respectively). The WIBOR 3M rate increased from 4.21% in 2006 up to 4.73% as at the end of 2007. The value of interest rates directly affects the debt handling costs.

Mandatory reserves

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no. 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions in prior year less export and intra-Community supplies (in addition Material Reserves Agency is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average and net import in a given year).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in Poland are contained in the Minister of Economy Decree of 24 April 2007 (Official Journal no 81 item 546,547).

At the beginning of April 2007 the new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market was introduced. The act introduced additional conditions which are met in the International Energy Agency. Due to that fact Poland became an associated member of the Agency and started the procedure of obtaining the full membership in the organization.

The new act introduced additional provisions such as:

- Building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves;
- Changes to methods of calculation of reserves (quantities sold in the country were replaced by net imports of crude oil in the revised methodology);
- Building up a 30-days reserves of LPG and natural gas.

PKN ORLEN S.A. fulfilled all obligations regarding the new act, which led to establishing higher reserves of crude oil.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The value of mandatory reserves held by PKN ORLEN S.A. as at 31 December 2007 and 31 December 2006 amounted to PLN 4,391,455 thousand and PLN 2,443,865 thousand, respectively.

Mandatory reserves were also described in Note 9 to the unconsolidated financial statements.

Domestic fuel consumption

A change of tendencies in the domestic fuel consumption may have a significant impact on the volume of sales of PKN ORLEN S.A.'s core products and, thus, it translates to its overall financial situation. On the biggest and most important for PKN ORLEN S.A. polish market, high increase of fuel and other refinery and petrochemical products consumption is still observed, what is mainly derivative of strong economic growth in Poland. On the basis of preliminary data provided by Agencja Rynku Energii S.A. ("ARE") (Power Market Agency), the overall domestic consumption of fuel (gasoline, diesel oil) and light heating oil in 2007 achieved 15,117 thousand tonnes and was higher than the consumption in the 2006 by approx. 5%.

In 2007 the consumption of diesel oil was higher by 14% as compared to 2006. The development of this market (which took place mainly in the 1st quarter of 2007) was due to a mild winter, which did not interfere with the construction and assembling works, which are usually suspended for this period. The factor enhancing the diesel oil consumption increase was also a constantly falling tendency in the light heating oil consumption. This product is illegally used for the traction purposes as a substitute of diesel oil. The domestic consumption of diesel oil increased also due to the following factors: 6.1% increase in GDP and excise tax relief maintained in 2007 for farmers granted on the diesel oil bought for farming machines. A factor, which has been permanently triggering a continuous increase in the diesel oil consumption is the growing share of diesel motor cars in the Polish car fleet.

The consumption of gasoline increased by 2% as compared to 2006, which is basically due to the strong economic growth and an increase in the number of cars. Also the weather conditions (namely, warm winter and early spring), which stimulated the need for transportation services, positively affected the increased consumption of gasoline.

The consumption of light heating oil decreased by 27% as compared to 2006. A material drop in the domestic consumption of this product in 2007 represents the continuation of the tendency which started in 2005. Since then materially increasing prices of crude oil have impaired competitiveness of light heating oil as a heating fuel as compared to alternative sources of heating power. The falling tendency in the light heating oil consumption is also due to the uncertainty, which has been persisting for some time already, as to whether the excise tax rate on light heating oil will be made equal to that on diesel oil. Additionally, the consumption of light heating oil in 2007 was also reduced due to high temperatures in this period and the limitation of the illegal use of light heating oil for motor cars (as a result of the fuel quality inspection).

Fuel import

Poland is a country with a deficit of refinery products. It is mainly shown by the import of deasel oil and light heating oil at a lower scale – gasoline. It is estimated that in 2007 approx. 2,897 thousand tonnes of diesel oil were imported to Poland, i.e. 27% more than in 2006. The import of this type of fuel represented almost 79% of the total volume of fuel imports. The biggest imports of diesel oil came from Germany (37%), Great Britain (15%), Belarus (13%), Slovakia (10%).

The overall imports of light heating oil amounted to 14 thousand tonnes (while a year before it was 42 thousand tonnes), which results in a decrease of approx. 66%. In 2007, LHO was imported from Germany (69%) and Lithuania (31%).

The gasoline imports increased by 24% and achieved the level of 749 thousand tonnes, which represents approx. 20% of the overall fuel imports. In 2007 the biggest gasoline imports were from Germany (approx. 58%), Slovakia (approx. 33%) and the Czech Republic (approx. 6%).

According to the estimates of ARE, in 2007 the total imports of fuels to Poland increased as compared to 2006 by 729 thousand tonnes, i.e. by 25%.

Amendments to applicable laws

The European Union power summit, which was held in March 2007, identified new goals for member states in the area of biofuels. The fuel directive, which is being amended, provides for higher requirements for fuels concerning the contents of biocomponents in the fuels up to 10 vol.% (currently, up to 5 vol.%). Thus, the fuel companies will have to increase the biocomponents share in the fuels introduced to the market. In accordance with the Act on Biocomponents and Liquid Biofuels of 25 August 2006, the fuel producers will be obliged to implement the National Target Ratio (NTR) in respect of the biocomponents' content in fuels.

PKN ORLEN S.A., as a fuel producer, starting from 2008, is obliged to use biocomponents in fuels to follow the National Target Ratios (NTR). Under the Council of Ministers Regulation on NTR for 2008-2013, PKN ORLEN S.A. is obliged to introduce in 2008 at least 3.45% of biofuels as translated to calorific value, which represents one of the highest levels in the whole European Union. The "Long-term Programme for Promoting Biofuels and Other Recoverable Fuels in 2008-2014" adopted by the Council of Ministers in July 2007 sets out the strategy and solutions to ensure the increase in production and the use of biocomponents and liquid biofuels in Poland. In accordance with the Council of Ministers Regulation of 15 June 2007 on NTR for 2008-2013, the proposed NTR level increases gradually in subsequent years so as to achieve the level of 5.75 percent in 2010 and, finally, of 7.10 percent in 2013. This means that in 2008 in Poland, 230 thousand tonnes of ethanol and 350 thousand tonnes of esters will be used to compose gasoline and diesel oil. In order to meet the index of 5.75 percent in 2010, approx. 370 thousand tonnes of ethanol and 620 thousand tonnes of esters will be needed.

In PKN ORLEN S.A. a preparatory programme for the introduction of biocomponents in fuels has been implemented for already a few years. In 2001 the Ethyl tert-butyl ether (ETBE) production was started for which bioethanol is used. Another investment implemented in the area of biofuels has been the installation for manufacturing fatty acid methyl ester (commonly known as biodiesel) launched in the end of 2005 in Rafineria Trzebinia S.A. In the Warehousing Centres in Mościska and Ostrów as well as in the Manufacturing Plant in Płock the centres for dosing bioethanol to gasoline were constructed. Other investments, namely seven warehousing centres and a terminal in Płock to dose fatty acid methyl esters to the diesel oil were implemented in 2007.

As a result of tenders, the procurement of biocomponents was secured. The main source of biodiesel for PKN ORLEN S.A. is Rafineria Trzebinia. It is also considered to introduce to the market other types of biofuels, such as E85 for gasoline engines which contains 85% of bioethanol and E95 fuel composed in 95% of bioethanol for diesel engines. The composing processes were also prepared in terms of technology and thus the quality of fuels containing biocomponents will meet the highest standards in compliance with applicable norms.

In February 2008, PKN ORLEN S.A. was awarded the first prize for Bioester– recoverable fuel produced from plant oil designated for diesel engines – at the First International Chemical Products Fair EXPOCHEM 2008 in Katowice in the category "Chemical Product". The Jury appreciated the fact that Bioester offered by PKN ORLEN S.A., contrary to the competitive products, is produced exclusively from rapeseed oil and shows the best qualities amongst all available esters. PKN ORLEN S.A. applied an innovative formula for the production of Bioester in the form of special refining additions, which guarantee the highest quality during the whole period of use. The package applied by PKN ORLEN S.A. contains most efficient additions available on the market improving the product's qualities in both low and high temperatures and ensuring the product stability, protecting engine against corrosion and development of biological life in the fuel. Bioester meets all the requirements provided in the norm PN-EN 14214 and the regulations applicable in Poland and in other European Union states.

Supplies of crude oil

Under the executed agreements, since the first quarter of 2007 PKN ORLEN S.A. has been supplying crude oil to all its refineries (Płock, Litvinov, Kralupy, Mazeikiu). The crude oil supplies to all the directions were undisturbed and performed as scheduled except for a few days in January due to the Russia-Belarus conflict. The crude oil to the Mazeikiu refinery is delivered by sea due to the stoppage of a pipeline supplying crude oil to Lithuania in July 2006. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter. It is worth mentioning that Mazeikiu Nafta is the owner of Butinge crude oil transshipment harbour, what impacts the high flexibility of crude oil types that mey be delivered to Mazeikiu refinery.

According to the information from the crude oil market it might happen that the volume of crude oil transported via "Druzhba" Pipeline to Poland and the Czech Republic will be reduced in the future (the planned implementation of BPS 2 pipeline project, improving the capacities of Russian sea export). Thus, in order to ensure the safety and

stability of supplies to all its refineries and the diversification of sources, in 2007 PKN ORLEN S.A. implemented a project involving technological and economic analysis of the conditions for the diversification of the types of crude oil processed in the Płock refineries enabling an ongoing assessment of usefulness of various types of crude oil for the processing and production of such types of crude oil which are in a given period most attractive in terms of prices. This project, once implemented, will enable a prompt reaction to a fluctuating crude oil market conditions and, among others, to a counteraction to disturbances or limitations, if any, in respect of REBCO oil supplies.

New environmental requirements

Starting from 1 January 2007 a more rigorous norm for the emissions of sulphur dioxide has applied for the Heat and Power Station at PKN ORLEN S.A. (reduction of the norm for available emissions from 2800 to 1700 mg/Nm3). The investments and organizational activities implemented before enabled PKN ORLEN S.A. to prepare an appropriate quantity of fuel with a reduced content of sulphur and, thus, to observe this strict norm. Consequently, the sulphur dioxide emissions from this source have been reduced by 3.6 thousand tonnes (i.e. by 30.0%) as compared to the respective period in the prior year and, consequently, ecological fees concerning this source have been reduced by approximately PLN 1.5 million.

In March 2007 the European Commission determined the annual admissible volume of carbon dioxide emissions to equal 208.5 million tonnes for the whole Poland although the limit, which was applied for amounted to 280 million tonnes per year. In the beginning of 2008 a licensed auditor verified the annual reports of CO_2 emissions for 2007 for the Heat and Power Station installations and refining installations at PKN ORLEN S.A. A minor surplus was noted in respect of the rights held, due to which other transactions could be performed on the market of transferable rights to the emissions of CO_2 for the years of 2006 and 2007.

Regulatory risk

In January 2007, in PKN ORLEN S.A. the Regulatory Risk Office was created to handle tasks relating to the coordination of the uniform regulatory risk management system in the whole PKN ORLEN Group ("ORLEN Group"). The operation of the Regulatory Risk Office focuses on the effective influencing the laws, both domestic and European, with the aim to minimize negative consequences of legal solutions being implemented and to maximize their favourable effects for the ORLEN Group. The operation of the Regulatory Risk Office is based on the effective cooperation with internal organisational units of ORLEN Group (in 2007 model procedures were implemented in selected companies of the ORLEN Group), public administration authorities as well as domestic and European industry organisations. The tasks of the Regulatory Risk Office in respect of the regulatory risk management process include:

- To identify and quantify the risk via, among others, ongoing monitoring of amendments in laws and to develop the Risk Map and to keep it updated;
- To report on an ongoing basis the risks resulting from legal regulations and possible scenarios of activities to be undertaken in this respect (among others through ongoing reporting the activities undertaken by the Office on the intranet website);
- To prepare, coordinate and supervise the implementation of the uniform lobbying strategy for draft acts relating to the ORLEN Group.

In 2007 the Office's tasks included the management of regulatory risk, which affects all the fields of the ORLEN Group's operations. In 2007 the Regulatory Risk Office extended the risk management process to cover more than 100 draft legal acts in the area of both Polish and European law as well as governmental strategic and programme documents.

As regards the European law the Regulatory Risk Office activities related to:

- Documents through which the tasks are to be performed specified by the European Council in the document "3x20 Objectives" (assuming a 20% reduction of greenhouse gases emissions, a 20% share of energy from renewable sources in the power balance of EU states, and a 20% power savings by 2020). In respect of crude oil sector the following steps were undertaken:
    - Preparing arguments to limit the number of right to the carbon dioxide emissions to be allocated for the years 2012-2017 through the so-called auctioning, including arguments for sensitivity of crude oil industry to non-EU competition and the work on the methods of allocating rights on the basis of benchmarking. The works are in progress;

- Lobbing in respect of changing the regulations in a draft amendment to the directive on fuel quality, specifically in relation to the obligation to reduce the carbon dioxide emissions by 1% annually. As a result of lobbing activities the regulations were partly made more lenient;
- Participating in a common action of the European refinery industry and the European Council aimed at promoting economical fuel consumption (Eco-Driving);

- Standpoint of the European Council in respect of power safety improvement through an extension of up to 120 days of time span of mandatory fuel reserves. Given the position of the refinery industry, the European Council will most probably abandon its proposal to extend the time span of mandatory fuel reserves. PKN ORLEN S.A. has agreed to have part of mandatory reserves of fuels and crude oil kept by the agency but the volume of these reserves was not specified definitely.

The PKN ORLEN S.A.'s standpoint in respect of these issues which are crucial for the ORLEN Group and which result from the draft acts of the European Union, was developed in the course of process in which also the ORLEN Group companies were involved, particularly the Mazeikiu Group and the UNIPETROL Group. The lobbing activities following from the standpoints presented by PKN ORLEN S.A. were implemented via written presentations and contacts with representatives of domestic and European administrations as well as via European organisations: petroleum industry associations: EUROPIA and CONCAWE and the Businesseurope association.

As regards domestic law, the representatives of the Regulatory Risk Office were actively involved in the legislative procedure of bills exerting impact on PKN ORLEN S.A., in particular in the following areas:

- Power safety:
  - Participation in the legislative procedure concerning the Act on Crude Oil Reserves, Petroleum Products and Natural Gas and the Rules of Conduct in the Case of the State Fuel Emergency and When Fulfilling International Obligations in the Case of Disturbances on the Petroleum Market (at the stage of both social consultations and parliamentary work), as well as secondary regulations to this act;
  - Developing, in cooperation with the Logistics Office, the interpretation of the secondary regulations to the above act enabling the reduction of mandatory reserves maintained by PKN ORLEN S.A. The proposal was approved by the Agency for Material Reserves and the Ministry of Economy;

- Emission limits:
  - Carbon dioxide emission limits, through direct contacts with representatives of the National Administrator of the Emission Rights Trading System ("KASHUE") and the Ministry of Environment. The Regulatory Risk Office together with the representatives of the Heat and Power Plant and the Environmental Protection Division developed a proposal which was further reflected in favourable legal regulations regarding the allocation of CO_2 limits;
  - Sulphur dioxide emission limits. The Regulatory Risk Office proposed to exclude the Heat and Power Plant and the Manufacturing Plant in Płock from the scope of the LCP Directive (if so, the emission limits would not be made drastically stricter). Due to the fact that the works relating to the SO_2 emission regulations are still pending, representatives of the Regulatory Risk Office are actively participating in the works of the Working Team organised at KASHUE;

- Biofuels market:
  - The Regulatory Risk Office, in cooperation with the Office for Alternative Power Sources, prepared a number of speeches and draft regulations regarding the biofuel market, including secondary regulations to the Act on Biofuels and Long-term Programme for Biofuel Promotion. As a result of these activities (including direct meetings with the Ministry of Economy and the Ministry of Agricultural and Rural Development) a few favourable solutions were implemented, particularly in respect of the calorific value ratio for esters, which allowed to reduce a volume of biocomponents introduced to trading by 13 thousand tones.

Risk relating to the transfer of part of the assets and liabilities in relation to the acquisition of UNIPETROL a.s. shares

This issue was described in detail in Note 31 to the unconsolidated financial statements.

The risk factors and threats material for the operations of PKN ORLEN S.A. are also listed and described in Note 31 of the financial statements for 2007.

1.5 Production

In 2007 the crude oil processing volume at PKN ORLEN S.A. amounted to 13,646 thousand tonnes and was higher by 0.3% as compared to 2006. The yield from white products amounted to 74.9% and was lower by 0.18 pp. as compared to that generated in 2006. The yield from fuels was maintained at the level comparable with that of 2006 and equalled 62.8%. The lower yields at PKN ORLEN S.A. were mainly due to repair standstills.

Selected, main repair and technological standstills in 2007 in Płock:
- Diesel Oil Hydrodesulphurisation V (HON V) in a period from 20 March to 19 April 2007;
- Hydrocracking and Hydrogen Manufacturing Instalation in a period from 10 May to 21 June 2007;
- Gudron Hydrodesulphurisation (HOG) in a period from 18 June to 23 June 2007.

The key events in 2007 in the area of refinery production of PKN ORLEN S.A. include:
1. Commencement, in mid-November 2007, of the implementation of an efficiency enhancing project relating to the refinery and petrochemical complex in Płock called NCM3 (Net Cash Margin Measurement, Management, Maximization) by Solomon Associates. The project is carried out as part of OPTIMA Efficiency Improvement Programme. The basic objective is to maximize margins in respect of the Płock refinery production. The operation of NCM3 will be mainly focused on such areas as: power and utilities, operation of production installations in the area of refinery and petrochemistry, advanced controlling processes, hydrocarbon losses. The overall effect of profit improvement will be visible upon the completion of all the three stages, i.e. in 2010;
2. Commencement, in November 2007, of the construction of Hydrogen Manufacturing Plant II. The new plant is necessary to secure the needs for hydrogen of all new, assumed in the Development Programme, or existing but intensified hydrogen consuming installations. The new installation will be started up in June 2009;
3. Engineering acceptance, in December 2007, of a unit for the stabilization of diesel oil fraction from the Gudron Hydrodesulphurization Installation, the function of which is to denitriging, desulphurization and removal of resins. The operation of this unit will make it possible to use the fraction for light heating oil Ekoterm or to ready-made diesel oil.
4. Decision made by the Management Board of PKN ORLEN S.A. in January 2007 to construct Clause II installation to recycle hydrogen sulphide gas produced during the crude oil refining process;
5. Signature, in October 2007 of an amendment to the agreement for increasing the capacity of the installation with Universal Oil Products Limited in respect of the license and base design relating to upgrading and intensification of Alcilation with a production capacity of 280 thousand tonnes/year;

The key events in the petrochemical production include:
1. An agreement signed in January 2007 with the company Technip for a technical design, supply of appliances and maintenance services in relation to the construction of a new Paraxylene Installation (PX). The PX installation will be erected in the Production Plant in Płock and its production capacity will be 400 thousand tonnes PX/year. It is expected to be launched in 2010. Paraxylene is a direct raw material used for the production of terephthalic acid (PTA);
2. A contract executed in August 2007 with Mitsubishi Heavy Industries for a technical design, supply of appliances and maintenance services in relation to the construction of a terephthalic acid installation (PTA). The projected investment will strengthen the presence of PKN ORLEN S.A. in the petrochemical segment, which is characterised with a high rising potential and will improve the use of processing power in the Production Plant in Płock. The installation of the production capacity of 600 thousand tonnes PTA/year will be erected on the premises of the Zakłady Azotowe Anwil Włocławek and is to launch its operations in the 4th quarter of 2010.

1.6 Sales

In 2007, the net revenues from the sale of products, goods and materials in PKN ORLEN S.A. amounted to PLN 42,703,668 thousand and increased by 27.5% as compared to 2006. The net revenues from the sale of products equalled to PLN 24,649,037 thousand and were higher by 1.1% as compared to 2006. Similar tendencies were recognized in respect of net revenues from the sale of merchandise and raw materials, which increased by 98.2% up to the level of PLN 18,054,631 thousand, mainly due to larger quantities of crude oil resold to the UNIPETROL and Mazeikiu Groups as well as higher prices for crude oil and non-fuel merchandise.

In 2007, the overall wholesale and retail sale in PKN ORLEN S.A. amounted to 13,831 thousand tonnes and was by 6.3% higher than that realized in prior year. As regards refinery sale, an increase in the volume of sales of diesel oil by 872 thousand tonnes (by 19.4%) and gasoline by 135 thousand tonnes (4.8%) was noted. The positive tendencies in the areas of sale of gasoline and diesel oil were partly neutralised by lower sales of light heating oil, Jet A-1 fuel and other refinery products by: 332 thousand tonnes, 59 thousand tonnes and 161 thousand tones, respectively. The

overall sales of refinery products and merchandise achieved the level of 11,921 thousand tonnes and was by 6.1% higher than that realized in 2006.

In 2007, the petrochemical products sales noted a 7.2% increase to achieve the level of 1,911 thousand tonnes. The products showing the highest sales dynamics include among others: liquid gas (increase by 77 thousand tonnes), ethylene (increase by 38 thousand tonnes) and other petrochemical products (increase by 12 thousand tonnes).

1.6.1 Retail sales

In 2007, the retail sales in PKN ORLEN S.A. increased by 10% as compared to the prior year. This increase was mainly due to the growing number of owned stations which since 2005 have been recording a great dynamics in the sales volume to achieve the level of 15% in 2007.

The great sales volume dynamics was achieved due to the investment programme having been fully implemented (among others 36 new stations were incorporated to the chain and 139 stations were totally modernised) and to the existing stations having improved its efficiency. In the comparable conditions, i.e. disregarding the effects of the investment programme, the sales of products on owned stations increased by 11.8%. The positive sales dynamics has also been due to the increased sales volume at Bliska stations, which in this group and in comparable conditions recorded a 18.7% increment.

Given the dynamic development of owned and franchise stations network in 2007, the average sales volume per station has further increased. As a consequence, the average sales volume per station in both networks amounted to 2.7 million litres and increased by almost 14% as compared to the prior year. This ratio is materially higher than the average sales increase of all main competitors (in general by approximately 8 pp).

Dynamics of fuel sales at stations CODO, DOFO, DODO[1]	2007/2006 (%)
Gasoline	0.2
Diesel Oil	14.6
LPG	28.8
Total fuels	9.9

The year 2007 saw a further increase in the diesel oil and LPG shares in the overall volume of fuels sold. The increase in the sales of these fuels results from market tendencies relating to the higher consumption of diesel oil and LPG, implemented investments involving the construction of new LPG modules at the stations and improved operational efficiency leading to the PKN ORLEN S.A. position on the Polish market having been strengthened.

In 2007 also the sale of Verva fuels at Premium stations noted a very good result and, due to marketing activities, increased by more than 41% as compared to that achieved in 2006.

The margin on retail sale of fuels in 2007 increased by 5.7% as compared to the prior year. Such a favourable result is due to a high sales dynamics, which was partly balanced by a lower than in the prior year level of unit margins in all sales channels.

In 2007 the margin on the sales of non-fuel merchandise and services increased by 20% as compared to the prior year. The increase in non-fuel margin in 2007 as compared to the prior year is due to the retail strategy having been implemented which focused on the optimisation of categories of goods in respect of commercial conditions and on the selection of such assortment offer which fits the clients' needs and meets their expectations. The active sale on the stations and the results of widespread investments involving the development of coffee corners and the construction of an auto wash stand. In 2007 also a new system for managing product categories was implemented and the shops at fuel stations were arranged in a new way.

Starting from 2006 PKN ORLEN S.A. has been calculating the shares in the retail sale market on the basis of the information about sales generated by the biggest retail market participants provided by the Power Market Agency. These sales represent approximately 70% of the retail market. In 2007 the position of PKN ORLEN S.A. was

[1] CODO - Company Owned Dealer Operated (owned stations); DOFO – Dealer Owned Franchise Operated (franchise stations); DODO – Dealer Owned Dealer Operated (patron stations)

consistently becoming stronger as compared to the sales generated by other retail market players. The PKN ORLEN S.A.'s share in 2007 achieved the level of 35.2% i.e. increased by 1.7pp as compared to the respective period in 2006.

1.6.2 Wholesale

Quantity sales (thousands of tonnes)	Performance		Differences	
	2007	2006	Thousands of tonnes	%
Gasoline	1 607	1 477	129	8.7
Diesel oils	3 444	2 825	619	21.9
Light heating oil	934	1 266	-332	-26.2
Aviation fuel JET A-1	344	403	-59	-14.6
Heating oil III	964	735	229	31.2
P Fractions	314	363	-49	-13.4
Sulphur	128	124	5	3.6
Other refinery products	947	833	114	13.6
Total refinery products	8 681	8 026	656	8.2
Liquid gas	190	215	-26	-11.9
Ethylene	547	509	38	7.4
Propylene	392	387	6	1.5
Glycols	103	113	-10	-8.4
Butadiene	60	62	-2	-3.9
Benzene	113	115	-3	-2.3
Ortoxylene	26	20	6	32.1
Toluene	120	118	2	1.7
Paraxylene	32	30	2	7.2
Other petrochemical products	226	214	13	6.0
Total petrochemical products	1 809	1 782	27	1.5
Total sales	10 490	9 808	682	7.0

The wholesale of refinery products achieved the level of 8,681 thousand tonnes and was higher by 8.2% than that generated in 2006. Such a dynamics was generated by the sales of the following products:

- Gasoline – the dynamics of 8.7% was possible to be achieved due to the contracts of higher value having been signed with key clients and the new clients having been approached within the network client segment. Additionally, the sales were favourably affected by the dynamics in consumption recorded in 2007, which increased by 2% (according to the Power Regulatory Agency estimates);
- Diesel Oil – a material increase in the sales by 21.9% was achieved mainly due to new clients having been approached in the key, network and basic client sector and due to a competitive price offer having been presented. The sales dynamics was also positively affected by the significant increase in consumption recorded in 2007 as compared to prior year (+14%);
- Heating Oil III – high sales dynamics (31.2%) is due to stricter environmental regulations having been enacted in January 2007 which limited the use of vacuum residue as fuel in the Heat and Power Plant and to the production conditions relating to the standstills of Gudron Desulphurization Instalation and Diesel Oil Hydrodesulphurization Instalation.

Concurrently, the sales of the following products were recorded at the level lower than in the prior year:

- Light heating oil by 26.2% due to a significant decrease in the consumption of this oil 27% resulting from the excise on light heating oil announced to be made equal to the excise on diesel oil;

- Aviation fuel JET A-1 by 14.6% due to the limitation of supply.

As compared to the prior year the sales of petrochemical products noted a 1.5% increment mainly due to the intensified sales to the existing clients. The products which recorded the highest sales increment included among others: ethylene (by 38 thousand tonnes), propylene (by 6 thousand tonnes) and ortoxylene (by 6 thousand tonnes).

1.7 Sales and supply markets

Under the contracts executed in a period starting from the first quarter of 2007, PKN ORLEN S.A. has supplied crude oil to all its refineries (Płock, Litvinov, Kralupy, Mazeikiu). The crude oil supplies to all the directions were realised smoothly and as scheduled, save for a few days in January when the Russia - Belarus conflict occurred. Appropriate steps were taken then and the refinery's operations were not interrupted.

The crude oil designated to the Mazeikiu refinery in 2007 originated mainly from Russia (98.3%), the rest came from Columbia (1.7%). The suppliers were the companies well established on the petroleum market, however in 2007 none of the crude oil suppliers to the Mazeikiu Group exceeded the 10% threshold of revenues from the total sales. Since July 2006 the crude oil was stopped to be transferred to Lithuania by a pipeline and the supplies of raw material to the Mazeikiu refinery were performed only by sea via the harbour in Butinge.

The crude oil for the UNIPETROL Group in 2007 came from Russia (67.2%) and Azerbaycan (25.9%). The suppliers were the companies well established on the petroleum market however in 2007 none of suppliers of crude oil to the UNIPETROL Group exceeded the 10% threshold of revenues from the total sales.

The supplies of crude oil to PKN ORLEN S.A. originated mainly from Russia (95.7%). Low-sulphur crude oil delivered by sea represented 4.2%, and the purchased Polish crude oil – 0.1%. The suppliers were the companies operating on the Russian petroleum market and the traders operating on the international petroleum market. The domestic crude oil was supplied by the company Polskie Górnictwo Naftowe i Gazownictwo S.A. The companies J&S and Petraco were the suppliers whose share in PKN ORLEN S.A.' supplies was over 10% of the overall supplies in 2007.

1.8 Debt structure of PKN ORLEN S.A.

As at the end of 2007 the net financial indebtedness of PKN ORLEN S.A. as compared to the end of 2006 has increased by PLN 446,000 thousand.

As at the end of 2006 and 2007 the value of financial liabilities broken down by their maturity and currency in which they are denominated as well as cash and cash equivalents, which in total represent the net debt was as follows:

Specification (PLN million)	Loans and debt securities		Cash and cash equivalents		Net debt	
	2007	2006	2007	2006	2007	2006
By currency:						
USD		1 252	-	-		
EUR	5 738	5 338	-	-		
PLN	1 202	45	166	307		
Total	6 940	6 635	166	307		
By maturity:						
Long-term	6 500	3 495	-	-		
Short-term	440	3 140	166	307		
Total	6 940	6 635	166	307	6 774	6 328

Despite the increase in debt volume, the liquidity as at the end of 2007 remained at the safe level. As at 31 December 2007 the following amounts were not drawn down:
- PLN 516,000 thousand under short-term agreements;
- PLN 2,543,000 thousand (i.e. EUR 710,000 thousand) under long-term agreements; and

- PLN 166,000 thousand in cash and cash equivalents.

Moreover, PKN ORLEN S.A. developed a programme for the issue of bonds on the Polish market of the total value of PLN 2,000,000 thousand out of which the amount of PLN 894,000 thousand is still to be drawn down. PKN ORLEN S.A. is a party to 11 loan facility agreements out of which 7 are short-term agreements and 4 long-term agreements.

PKN ORLEN S.A. is also a party to a long-term multi-currency loan facility agreement of EUR 1,000,000 thousand extended by the consortium of Polish and international banks signed in December 2005. The loan term is 5 years from the moment of signing a loan facility agreement with two options for extension by one year (respectively in December 2006 and 2007 PKN ORLEN S.A. exercised the extension options and postponed the maturity date until December 2012). The loan may be used in four currencies, i.e. EUR, USD, PLN and CZK. The funds from this loan may be allocated to fund ongoing operations of PKN ORLEN S.A.

PKN ORLEN S.A. is also a party to a revolving loan of EUR 800,000 thousand extended by a consortium of banks in November 2006. The loan term is 5 years with two options for extension by one year (in November 2007 PKN ORLEN S.A. exercised the first option for extension the maturity date by 1 year). The funds from the loan: EUR 1,000,000 thousand and EUR 800,000 thousand secured the repayment of the bridge loan of EUR 800,000 thousand in November 2007.

In 2007, PKN ORLEN S.A. signed two long-term loan facility agreements with the European Investment Bank ("EIB") of the total amount of EUR 510,000 thousand. EIB disbursed the amount of EUR 210,000 thousand for an investment involving the development of a fuel station chain and an environmental investment. The loan may be used in four currencies, namely: EUR, USD, GBP and PLN, and the maturity period is 9 years with an optional 3-year waiting period. EIB allocated the amount of EUR 300,000 thousand to fund part of the construction of the paraxylene and terephthalic acid installations. The loan may be used in four currencies, namely: EUR, USD, GBP and PLN, and the maturity period is 12 years with an optional 4-year waiting period or a one-off repayment within 8 years of the drawdown date.

Moreover, on 31 January 2008, PKN ORLEN S.A. signed a loan facility agreement with a consortium of six banks: BARCLAYS CAPITAL, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., BNP PARIBAS, BRE BANK S.A., HSBC BANK POLSKA S.A., MERCHANT BANKING SKANDINAVISKA ENSKILDA BANKEN AB (PUBL) for an amount of EUR 300,000 thousand. The loan term equals 3 years of the moment of signing the loan agreement with two options for extension, each by one year. The loan may be used in 3 currencies, namely: EUR, USD and PLN. PKN ORLEN S.A. may allocate the disbursed funds to finance ongoing operations.

1.8.1 Loans, sureties and guarantees

As compared to the end of 2006 the total value of contingent liabilities as at the end of 2007 dropped by PLN 637,836 thousand down to PLN 1,691,733 thousand. The total value of the guarantees and sureties issued as at 31 December 2007 was reduced by PLN 1,271,445 thousand to the level of PLN 31,501 thousand, mainly due the discharge of a guarantee for payment of PLN 1,283,452 thousand that PKN ORLEN S.A. was to provide for the purpose of the mandatory tender offer relating to minority shares (MTO) with respect to the acquisition of Mazeikiu Group. In 2007 to the benefit of third parties the guarantee deposits were issued in the amount of PLN 14,790 thousand. The changes in respect of other guarantees and sureties were insignificant.

The other contingent liabilities as at the end of 2007 achieved the level of PLN 1,660,232 thousand and increased by PLN 633,609 thousand, mainly due to the deposits to secure excise tax levied on harmonised products stored in warehouses pending the tax suspension procedure involving an amount of PLN 364,932 thousand and due to letters of credit of PLN 206,713 thousand.

For further details relating to the guarantees issued and other contingent liabilities see Note 29 of the unconsolidated financial statements.

As at 31 December 2007, PKN ORLEN S.A. did not grant any loans to the persons fulfilling management or supervisory functions and their relatives.

1.8.2 Issue of bonds

PKN ORLEN S.A. is a party to the agreement for the issue of bonds with a debt limit up to PLN 2,000,000 thousand executed with Bank Polska Kasa Opieki, BRE Bank, ING Bank Śląski, PKO Bank Polski and the Polish branch of Societe Generale.

Under this agreement PKN ORLEN S.A. issues unsecured bearer bonds. The offer is addressed to institutional investors and is not public. The banks chose a group of entities from amongst the investors they know to which they address a bond purchase proposal. The proposal may not be addressed to more than 99 entities. Under the programme, the issue of both non-interest bearing (zero-coupon) and interest bearing (coupon) bonds is admissible. The non-interest bearing bonds are issued with a discount for a period from 7 days to 1 year. On the interest bearing bonds interest is accrued at a fixed or variable interest rate; these bonds are issued for a period of 1 to 7 years. This is a multi-currency programme, which means that the issues may be in four currencies: PLN, EUR, USD and CZK. Therefore the bonds may be addressed to foreign companies belonging to the ORLEN Group.

The funds obtained from the issue can by allocated by PKN ORLEN S.A. to any business-related purpose, both operating and investing activities. Under the programme, PKN ORLEN S.A. is allowed to divide the issue into portions and additionally determine dates on which they will be released. It gives an opportunity to manage the funds with which the Company intends to finance its operating activities. The issues made under the program make it possible to finance working capital at an attractive cost and to diversify the sources of PKN ORLEN S.A.'s financing.

In 2007 as part of the issue programme, PKN ORLEN S.A. issued 5-year bonds of a value of PLN 750,000 thousand and, as at 31 December 2007, short-term bonds of a value of PLN 356,000 thousand.

1.8.3 Cash management

As of February 2001 a system of fund concentration has been operating within the ORLEN Group. As at 31 December 2007 PKN ORLEN S.A. used a PLN cash-pooling system in two banks and a foreign currency cash-pooling system in one bank. The work is carried out on an ongoing basis to implement these systems in all the ORLEN Group companies in which PKN ORLEN S.A. is a controlling entity.

In its day-to-day operations, PKN ORLEN S.A. uses comprehensive services of highly credible banks, with a considerable equity and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach allowed reducing banking costs, and improving the structure of banking services. Other activities aiming at further integration and improvement of the conditions of banking services for all the ORLEN Group companies have been undertaken.

Available funds, secured sources of financing and significant borrowing capacity of PKN ORLEN S.A. fully secure the nearest financial needs relating to capital and property investments.

1.8.4 Financial instruments

Financial results of PKN ORLEN S.A. may fluctuate due to changes in market factors, particularly, commodity quotations, exchange rates and interest rates. The risk management process is based on implemented procedures and Market Risk Management Strategy relating to the exchange and interest rates risk. The main principles of the Strategy are to secure cash flows, not to allow for speculations and to apply strictly defined parameters of the level and scope of hedging. The main instruments used to implement the strategy are forward and swap instruments. The currency risk faced by PKN ORLEN S.A. follows from the transactions on purchase of raw materials, sale of refinery and petrochemical products, investments in property, plant and equipment or capital investments, indexed to the exchange rates of currencies, or denominated in currencies other than the functional currency of PKN ORLEN S.A., loans and borrowings drawn and cash held in foreign currencies.

PKN ORLEN S.A. has systematically hedged the net operational exposure in EUR and USD. The instruments used to this hedge have been the currency forward contracts. For the instruments executed and settled in the same quarter no hedge accounting was applied. In other cases, the hedge accounting principles were applied for this group of instruments. The transactions hedging currency exposure are disclosed in the financial statements as financial assets or financial liabilities at fair value. As at 31 December 2007, a fair value of the transactions hedging currency risk, amounted to PLN 74,942 thousand, and the effective part of the hedge has been recorded in equity as hedging reaserve and the ineffective part in the income statement. The cash flows from the settlement of instruments hedging net operational exposure in PLN/EUR and PLN/USD in 2007 amounted to PLN 82,792 thousand. The interest rate

risk exposure is hedged by achieving a ratio of debt based on a fixed rate to debt based on a variable rate at the level defined in the adopted hedging strategy and by achieving an acceptable Interest at Risk ratio in line with the adopted strategy. The interest rate risk is hedged through the identification of such financial cash flows, which are exposed to variability of interest rates on the basis of the ongoing risk exposure forecasts for PKN ORLEN S.A. As regards the interest rate risk exposure, in July a swap transaction was executed on the basis of a variable interest rate. This transaction was accounted for in compliance with the hedge accounting principles. As at 31 December 2007, the fair value of the swap in PKN ORLEN S.A.'s portfolio amounted to PLN 4,577 thousand. In August the transactions were executed to hedge a stable level of an interest rate for the future issue of Eurobonds. Given a postponement of the bond issue date, the maturity of transactions hedging the issue of Eurobonds in October was moved to 30 June 2008. These transactions were not accounted for in compliance with the hedge accounting principles. The transaction fair value as at 31 December 2007 amounted to PLN (-)17,850 thousand. PKN ORLEN S.A. measures derivatives to fair value with the application of financial instrument measurement models using the generally available data coming from active markets.

The strategy implementation is monitored on an ongoing basis by the Financial Risk Committee and, periodically, also by the Management and Supervisory Boards.

In January and February 2008 the transactions hedging the issue of Eurobonds were accounted for with a loss of PLN 61,906 thousand. Consequently, the result of the first quarter of 2008 will recognise a loss of PLN 44,056 thousand.

1.9 Employment

As at the end of 2007 PKN ORLEN S.A. employed 4,790 persons, which means that in comparison to the end of 2006 there were 214 employees less. The decreased employment level is mainly due to the restructuring process and natural movements in human resources.

1.10 Assessmenat of a feasibility of realization of planned investment

On 16 November 2007, the Supervisory Board of PKN ORLEN S.A. approved the document "Strategy of the PKN ORLEN Group for the years 2007-2012". The strategy sets a target in the form of the level of capital expenditures to be achieved by the ORLEN Group by business segments:

- Refinery Segment: PLN 8.4 billion,
- Retail Segment: PLN 3.2 billion,
- Petrochemical Segment: PLN 5.8 billion,
- Chemical Segment: PLN 1.7 billion,
- Other Operations Segment: PLN 2.2 billion.

One of the PKN ORLEN S.A.'s strategy elements is internat strengthening of the company, mainly through:

- Increase in usage of crude oil processing capacities;
- Increasing the wholesale share market;
- Implementation of two brands strategy and significant improvement of retail sale efficiency.

As part of the inorganic improvement, an expansion of sales to new markets is planned, particularly to that of the Baltic states where an investment programme has been already implemented. Also the following projects are treated as priority: consolidation of the domestic crude oil sector, launching crude oil research and upstream activities, optimization of crude oil trading, strengthening of sea wholesale of refinery products and monitoring of potential targets to be taken over.

The the implementation of the following key investments are crucial for the development of PKN ORLEN S.A.:

- Paraxylene (PX) and PTA Complex;
- HON VII Complex with Hydrogen Installation;
- Ethylobenzene Installation;
- Modernisation and intensification of Butadiene Installation;
- Modernisation and intensification of Alkylation installation

and a number of lesser tasks relating to the adjustment of the plant infrastructure to new legal and environmental requirements.

Despite the increase of net indebtedness level of PKN ORLEN S.A. by PLN 301,811 thousand to the level of PLN 6,574,522 thousand as coppared to the end of 2006, the financial standing of a company is at secure level. It is illustrated among others by the financial leverage ratio, which at the end of 2007 amounted to 39.1%. Considering

realization of next investments in 2008 and high level of indebtedness of PKN ORLEN S.A. resulting from purchase of Mazeikiu Group, planned financial leverage at the end of 2008 should not exceed 39.9%, what is in line with the strategy. Also net indebtedness/EBITDS ratio, which at the end of 2007 amounted to 2.0, in 2008 is assessed at the level of 2.7. Such levels are commonly recognized as safe and will not limit the process of new source of financing gathering.

Despite the increased indebtedness, the liquidity as at the end of 2007 was at secure level. PKN ORLEN S.A. is a party to 11 loan facility agreements out of which 7 are short-term agreements and 4 long-term agreements. Moreover, PKN ORLEN S.A. developed a programme for the issue of bonds on the Polish market of the total value of PLN 2,000,000 thousand. From the available sourcing of financing more than PLN 4,100,000 thousand is still available for use.

1.11 Projected macroeconomic parameters

The estimates of particular macroeconomic factors were presented on the basis of assumptions to "Strategy of the ORLEN Group for the years 2007-2012" updated in November 2007.

Economic growth

The year 2007 witnessed further acceleration of GDP economic growth. The estimated GDP increase reached the level of 6.1%. In 2000-2006 the rate was in range 4.3% - 6.1%. Based on the market data, PKN ORLEN S.A. assesses the GDP growth rate in 2008 at the level of 5.4%. Lower GDP will be a result of growing trade defficit, which will slightly decrease a speed of economic growth. In 2009-2012 the economic growth is assessted to be sustained on a high level of 4.3%-5.5%.

Unemployment rate

Advantageous tendencies on the labour market have strengthened in 2007. The unemployment rate decreased down to 11.4% as compared to 14.8% in the prior year. The restructuring process of Polish economy draws to the end what results in increase of emplyment and decrease unemployment. As at the end of 2008 PKN ORLEN A.S. assesses the decrease of unemployment rate to the level of 10.5% and sustention of stable, decreasing trend of that ration in the following years.

Inflation

High domestic demend contributed to an increase of the inflation level to 2.5% in 2007 as compared to 1.0% in 2006. For 2008 PKN ORLEN S.A. assesses further increase of the consumer goods and services prices index to the level of 2.7%. On the other hand, according to the Report on inflation published by the NBP, consistion actualized inflation projection for 2008-2012, inflation in 2008 may be sustained at the level of 4.0%, assuming the constant increase of the interest rates. In 2009-2010 the consumer goods and services prices index will return to the level of app. 3.5%. Higher inflation is a result of factors being out of Monetary Policy Councin control (more expensive food, fuels, electricity).

Foreign exchange rates

For 2008 PKN ORLEN S.A. assesses the preservation of average USD exchange rate at the level of 2.73 PLN/USD as compared to 2.77 PLN/USD in 2007. In case of EURO slight strengthenning of PLN against EUR to 3.65 PLN/EUR from 3.78 PLN/EUR in 2007, is assessed. In 2008 there is also projected decrease of average exchange rate of CZK to 0.1320 PLN/CZK, the average for 2007 being 0.1363 PLN/CZK.

Market interest rates

For 2008 PKN ORLEN S.A. assesses the increase of base interest rates by the monetary authorities. Consequently, for 2008 an increase of WIBOR 3M was assumed to the level of 5.6%. Slightly higher than in 2007 LIBOR 3M rates – 5.4% and EURIBOR 3M - 4.5% were assumed.

Crude oil and refinery products prices and margins

Based on the market information PKN ORLEN S.A. assessed average price for crude oil in 2008 at 61.0 USD/bbl. Ural/Brent differential in 2008 was assumed at 3.4 USD/bbl. In future periods, meaning the years 2009-2012 prices for

crude oil are anticipated to be in the range 48-53 USD/bbl and differential in the range 3.0-3.3 USD/bbl.

Annual level of crack margin on gasoline was assumed at 134.0 USD/t in 2008. In 2009-2012 crack margins on gasoline are anticipated to be in the range 118.2-125.0 USD/t. Annual level of crack margin on diesel oil was assumed at 119.5 USD/t, comparable to actual margin in 2007. In the following years crack margin on diesel oil are anticipated to be in the range 110.6-117.1 USD/t. Annual level of crack margin on Jet fuel was assumed by PKN ORLEN S.A. at slightly lower level than in prior year amounting to 161.8 USD/t. In 2009-2012 crack margins on Jet fuel are anticipated to be in the range 133.6-142.1 USD/t. In relation to petrochemical products slight decrease of positive margin tendencies is anticipated. In relation to ethylene annual crack margin for 2008 is assessed at 629.0 USD/t and for propylene – 610.0 USD/t. In 2009-2012 crack margins on ethylene are anticipated to be in the range 523.0-584.0 USD/t and on propylene – 485.0-549.0 USD/t.

1.12 Announcement of financial results estimate

In the current report no. 10/2008 dated 7 February 2008, PKN ORLEN S.A. provided estimates of selected financial and operational data for the PKN ORLEN S.A. Group relating to the 4th quarter of 2007. The published estimates relating to the macroeconomic and operational data did not show any material differences as compared to the figures presented in this report.

Any changes in respect of financial data published in the abridged financial statements on 29 February 2008 which influence the financial result and equity are presented in Note no. 34 to the unconsolidated financial statements.

II. MAIN ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT

In 2007 PKN ORLEN S.A. has carried out a number of studies relating to the development and upgrading of new production technologies, improvement of the quality of products manufactured, and limitation of the impact of manufacturing activities on the environment. In aggregate, in 2007, 97 new contracts were executed and 49 were amended amounting in total to PLN 11,668 thousand, out of which: the work realized under the so-called "annual contracts" for analytic and technological works; ongoing monitoring of corrosion processes in manufacturing installations; analysis of environmental impact on PKN ORLEN S.A.' employees health and indication its potential effects. For the purpose of comparison, in 2006, 99 new agreements and 39 appendices for the total amount of PLN 10,180 thousand were signed.

PKN ORLEN S.A. does not carry out any research and development activities by its own; they are outsourced to independent institutions, such as research centres and institutes, universities, as well as business entities carrying our R&D activity.

The most important studies and developments within the scope of technical R&D in PKN ORLEN S.A. in 2007 include as follows:

- "Defining the Impact of Various Contents of Biocomponents (bioethanol, EETB, 80/20 bioethanol component) on the Quality of Gasoline Formulas". Performed by: Institute of Petroleum Processing in Kraków. The research study conclusions will be used mainly for the purpose of taking decisions on and introducing to production fuels of the content of biocomponents above 5% in view of the obligation to meet the National Target Index.;

- "Study of engine gasolines quality during storage in a salt cavity in more severe conditions". Performed by: Institute of Petroleum Processing in Kraków. The study was performed due to the obligation imposed on PKN ORLEN S.A. to keep mandatory strategic reserves of fuels;

- "Comparative analysis of newly produced gudron in the Oil Processing Unit sold to ORLEN Asfalt Sp. z o.o. in comparison to the input produced currently". Performed by: Road and Bridge Research Institute seated in Warsaw. The results of this analysis confirm that the quality of the new raw material is comparable to that produced currently, therefore the new raw material may be supplied to ORLEN Asfalt Sp. z o.o.;

- "Intensification of the processing power of Diesel Oil Hydrodesulphurization Installation II ("HON II") and Diesel Oil Hydrodesulphurization Installation III ("HON III") by 10% at minimum in order to increase the diesel oil range." Performed by: Refinery Industry Research and Development Centre (Ośrodek Badawczo-Rozwojowy Przemysłu Rafineryjnego SA) in Płock. The work covered, among others, the industrial test carried out on HON III installation, analysis of results and simulation calculation. The work confirms that the capacity of HON II and HON III installations can be increased by 10 % and, therefore, the diesel oil range can be increased as well.

III. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF PKN ORLEN S.A.

The key factors for the development of the PKN ORLEN S.A. in 2007 and affecting its financial results included:

Updating the strategy implemented by PKN ORLEN S.A.

On 16 November 2007, the Supervisory Board of PKN ORLEN S.A. approved the document "Strategy of the ORLEN Group for the years 2007-2012". The Strategy assumes the updating of the existing approach to the value creation process at the ORLEN Group by focusing on two areas:
- Organic improvement, i.e. improvement of efficiency, optimisation and investments in respect of the core operations;
- Inorganic improvement, based on selective implementation of options available for internal development.

The most important activity in the first area will be the improvement of efficiency in the whole value creation chain and release of controlled potential, particularly through:
- Maximization of synergy effects resulting from the effective implementation of programmes: Partnership in UNIPETROL a.s. and Value Creation in the Mazeikiu Group;
- Increase in crude oil processing capacities in order to satisfy the increasing demand in the region (the target effective processing power of the whole ORLEN Group planned for 2012 is to amount to 33,000 thousand tonnes per year);
- Increasing the wholesale share market (by 2012, the 65% Polish market share and the 75% Baltic States market share to be achieved);
- Implementation of two brands strategy and significant improvement of retail sale effectiveness (by 2012 the target of a more than 30% share in the Polish market and an at least 20% share in the Czech and Baltic States markets to be achieved);
- Assets optimization through further divestments of the non-core companies (mainly Polkomtel S.A.).

As part of the inorganic improvement, an expansion of sales to new markets is planned, particularly to that of the Baltic states where an investment programme has been already implemented. Also the following projects are treated as priority: consolidation of the domestic crude oil sector, launching crude oil research and upstream activities, optimization of crude oil trading, strengthening of sea wholesale of refinery products and monitoring of potential targets to be taken over.

The strategy assumes the achievement of the following financial objectives for the ORLEN Group in 2012:
- EBITDA in accordance with LIFO: PLN 11 billion;
- ROACE: 14%;
- Investment expenditures: PLN 3,5 billion yearly average; PLN 21,3 billion in total;
- Financial leverage index (FLI): 30 – 40%.

The highest EBITDA accrual generating segment (at the level of PLN 3,8 billion) is the refinery. This is a consequence of a big investment programme to be implemented in this segment. The second EBITDA accrual generating segment is a petrochemical segment, where the result will increase by PLN 0,9 billion. The retail segment will witness a dynamic development and, consequently, will bring another PLN 0,6 billion. The chemical segment and the operations defined in the ORLEN Group as "other" will generate approximately PLN 0,1 billion.

Additionally, the strategy sets a target in the form of the level of capital expenditures to be achieved by the ORLEN Group in 2007-2012 broken down by the ORLEN Group business segments:
- Refinery: PLN 8,4 billion,
- Retail: PLN 3,2 billion,
- Petrochemistry: PLN 5,8 billion,
- Chemistry: PLN 1,7 billion,
- Other: PLN 2,2 billion.

The strategy does not assume any change in the dividend policy which will follow from the availability of new investments. If they are not identified one half of a free cash flow (in accordance with the dividend policy applicable before) will be paid to the shareholders. The above strategy will be however dependent on the need to maintain an appropriate financial situation and to protect a rank awarded by rating agencies.

Operating expense reduction programme OPTIMA

OPTIMA, the program for reducing operating expenses, has replaced the COCCP program operating in years 2004-2005. OPTIMA is one of the elements of the PKN ORLEN strategy for 2006-2009, which is supposed to ensure that the ambitious development goals of the Concern are implemented and the value for the shareholders is improved. According to the Programme principles, by 2009 the improvement in operating expenses efficiency of at least PLN 600 million is expected.

OPTIMA covers the Parent Company, i.e. PKN ORLEN and the Capital Group companies. In 2007 the savings obtained in the ORLEN Group on operating expenses amounted to PLN 466 million as a result of OPTIMA implementation. This represents 144% of the overall target set for 2007, i.e. PLN 324 million. The efficiency improvement programme covers the following saving areas: production, subsidiaries, logistics, procurement and support function. The result obtained was mainly due to the improved efficiency in the production segment (PLN 224 million), retail segment (PLN 115 million), logistics (PLN 70 million). The result obtained in subsidiaries amounted to PLN 131 million. The support function in the generated result makes up almost PLN 43 million. Such a favourable result generated by OPTIMA was also due to the procurement segment which contributed for more than 76 million. This value directly translates to additional effects in all the segments.

Investment programme in PKN ORLEN S.A.

The adopted Development Programme for the Manufacturing Plant in Płock in 2012 assumes the implementation of the following key investments:
- Paraxylene (PX) and PTA Complex,
- HON VII Complex with Hydrogen Installation,
- Ethylobenzene Installation,
- Modernisation and intensification of butadiene installation,
- Modernisation and intensification of HF Alkylation installation,

and a number of lesser tasks relating to the adjustment of the plant infrastructure to new legal and environmental requirements.

In 2007, PKN ORLEN S.A. implemented its strategy through focussing on the following areas in the investment activity:
- Business tasks;
- Quality improvement, adjustments to meet the EU requirements;
- Replacement of property;
- Ecology.

The crucial tasks, which have been started and continued in 2007 include:
- Construction of the installation for PX production of the nominal capacity of 400 thousand t/y plus infrastructure in order to produce paraxylene (PX) in the quantity of 400 thousand t/y to be further processed to 600 thousand t/y of PTA as the primary raw material for polyesters production;
- Construction of the installation for the production of Terephthalic Acid (PTA) of the capacity of 600 thousand t/y with the infrastructure in order to produce PTA, which is the raw material needed to manufacture polyester (PET);
- Construction of HON VII installation with the infrastructure in order to manufacture, at PKN ORLEN S.A., diesel oil with the sulphur content below 10 ppm. Once this task has been completed HON II and III installations could be cut off. These installations cannot produce diesel oil with the sulphur content of 10 ppm, and have also been already worn and torn in terms of engineering aspects. HON VII processing 2.2 million tonnes/year will secure the production of diesel oil with the sulphur content of 10 ppm for the increased crude oil processing resulting from the intensification of Olefins II, and the production of 400 thousand tonnes/year of paraxylene;
- Construction of Hydrogen Manufacturing Plant II of the capacity of 5 t/h, i.e. 40,000 t/y with the infrastructure in order to increase the hydrogen production for hydrodesulphurisation processes;
- Clause II installation to secure recycling of hydrogen sulphide gas through the construction of new Clausa II unit to replace the old installations;
- Increasing the storage capacity for propylene (3 x 2.200 m^3) – due to the need to increase the storage capacity for liquid propylene of the total capacity of 6,600 m^3, originating from the Olefins Manufacturing Plant II and Fluid Catalytic Cracking II (FKK II);
- Modernisation of tanks 5 and 6 in the Warehousing Centre No. 101 in Mościska – to increase warehousing capacities of the centre due to the needs of Warsaw agglomeration and adjustment of tanks 5 and 6 to the requirements laid down in the Minister of Economy Regulation, Journal of Laws No. 243 of 21.11.2005;

- Fuel pipeline Ostrów Wielkopolski – Wrocław – the aim of this investment is to develop own fuel pipeline system. The pipeline when completed will reduce the logistics expense of supply of fuels to the southern west of Poland.
- Construction of the Automatic Pouring Station no. 5 with the infrastructure in order to secure the dispatches of greater volume and the assortment of products;
- Modernisation of stations 110 kV and 30 kV GPZ1 and GPZ2, stages I and II, in order to make certain the supplies of electricity to the Manufacturing Plant;

The crucial tasks performed and delivered for operation in 2007 include:
- Construction of the Diesel Oil Hydrorefining Installation from the Gudron Hydrodesulphurisation System – the HOG installation once completed, provided for a correct stability of oil fraction obtained from the HOG installation and appropriate parameters were obtained: reduced content of resins to 25g/m3, reduced content of sulphur to 50 ppm and nitrogen to 100 ppm and processing of 55 tonnes of oil per hour;
- Construction of tanks 17 A,B,C and 18 A,B of the Composition Division – the task is aimed to increase by 28,000 m^3 of gasoline warehousing capacity in order to enable the increase in production and in safety at work and fire safety level;
- Upgrading of sewage disposal system I and II, as a result an appropriate technical condition was restored and the explosion, fire and ecological risks relating to the operation of industrial sewage disposal system were mitigated;
- Replacement of cables 30 kV from GPZ 1 and GPZ 2 to GPR P4. Due to the replacement a real risk of breaks in power supply to the technological installations (Hydrogen Recovery, Ethylene and Glycol Oxygen II, WAT II, Mektol, Flexpol, Acid Water Striping, Pyrrolytic Gases Switching System, Reforming V);
- Four upgraded Warehouse Centres were delivered in Bolesławiec, Żurawica, Kraków – Olszanica, Świnoujście. As a result of upgrading, the Centres were made comply with the technical, fire and ecological safety requirements laid down in the "Ministry of Economy Regulation on Technical Conditions To Be Met By Liquid Fuel Stations, Transmission Far-Reaching Pipelines Used for Transportation of Crude Oil and Refinery Products and Their Location" (Journal of Laws of 2005 No. 243, Item 2063);
- Eight units started to be operated in the Warehouse Centres in Nowa Sól, Gdańsk, Mościska, Wrocław, Szczecin, Ostrów Wlkp., Sokółka and on car terminal in Płock. The construction of biocomponent dosing units is a significant element of the ORLEN Group strategy to increase the volume of biofuels sales in 2009, in order to meet the National Index Target. The constructed units will enable PKN ORLEN S.A. to increase the use of renewable sources of energy.

Retail sale development

In 2007 the principles of the "Development Plan for the Retail Sales in Poland for 2005-2009" were implemented consistently. The main target of this Plan is to achieve a minimum 30% share in the Polish fuel market.
The Plan is based on three key principles:
- Strengthening of the Polish market position;
- Increase in effectiveness of the operations;
- Construction of an effective organisation.

The market position of PKN ORLEN S.A. has been successively strengthening by an intensive investment programme having been launched in 2005. As a result of a consistently implemented plan as at the end of 2007 the network comprised 308 BLISKA economic stations and 851 ORLEN premium stations (stations CODO[2] plus DOFO stations).

In 2007 also a number of franchise stations was increased and at the end of this year it amounted to 245 (180 ORLEN and 65 BLISKA). Concurrently with the franchise project being developed, the structure of patron stations bound upon with agreements executed with PKN ORLEN S.A has changed materially. Practically, in 2007 the number of DOFO and DODO stations were equal (245 DOFO versus 242 DODO stations), as compared to 2006, in which 345 DODO stations operated. In 2008 it is planned to reduce the number of DODO stations by another 100.

Good results of the retail segment were also possible due to a new strategy having been implemented, namely FLEET Programme, involving, among others, introduction of new products for Truck Fleets: Twoja Lokalna Stacja (Your Local Stations), Złoty Szlak (Golden Route) and an offer addressed to Small Enterprises – Twój Lokalny Rabat (Your Local Discount). The activities undertaken as part of the FLEET Programme enhanced the volume by more than 49% as compared to the prior year and increased the FLEET's sale share in the total volume.

[2] CODO - Company Owned Dealer Operated (own companies); DOFO – Dealer Owned Franchise Operated (franchise stations); DODO – Dealer Owned Dealer Operated (patron stations)

In order to optimize the sales and retail sales management in 2007 an IT retail price optimisation system was introduced, "PriceNet"; parallelly to the system implementation process the price management strategies were determined, including the strategies for differentiating prices at various Brand stations. As part of these strategies the central system for retail price management implemented at CODO stations in 2005 was extended to cover DOFO stations to which the suggested prices are sent.

The record dynamics of non-fuel margins, over 20%, which was achieved in 2007, is due to a positive tendency in almost all product categories. A particular attention should be drawn to the fact that an increase in the margin is mainly due to an increase in sales volume resulting from a much more frequent shop transactions. This is mainly an effect of the reorganisation of non-fuels goods and services management.

As part of the new concept of shop and bistro a final visualization has been prepared and first coffee corners and bistros called "Stop Cafe" were opened at Premium stations.

In 2007, numerous image campaigns and marketing activities were carried out to support the sales plan realization. The biggest ones involved the implementation of tactical fuels and non-fuel product promotions and the image building of Verva high quality fuels. An effective communication of marketing activities using the ORLEN TEAM players' image and sponsoring F1 relations brought a practical effect in the form of a 10-point increase in Verva brand recognisability as compared to the year 2006. Concurrently, the Premium products of competitors from western countries dropped to lower ranks. Having achieved a critical number of economic fuel stations, PKN ORLEN launched, in the end of 2007, a mass campaign of BLISKA brand.

As part of Vitay programme a system of managing awards for the programme participants was outsourced. The goal of this programme is to improve service quality and cost saving. Strategically, the Vitay programme developed a direct marketing system to build new direct channels to reach new segment clients, to actively promote high-margin products and services and to commence the work on developing dedicated analytic applications as part of the CRM concept. Also a concept of new interactive Vitay www site was developed.

In order to prepare the implementation of NCW in 2008, in the autumn of 2007 pilot programmes for selling new product, bioester, were launched. The pilot retail sale of bioester (B100) was carried out in a period from 1 September 2007 to 31 December 2007 at 15 BLISKA stations in the Southern Poland.

The most important activities that remain to be implemented in order to achieve the goals specified in the strategy for 2006-2009 include:

- Continuation of the investment programme in respect of the stations;
- Continuation of the development of franchise stations (DOFO);
- Further improvement of profitability of own stations (CODO);
- Continuation of the operating expense optimization programme in respect of retail sale;
- Continuation of the new shop and bistro concept implementation;
- Further development of VITAY programme involving: cost optimisation, programme atractivity improvement, and broader application of direct marketing;
- Continuation of Retail Sale Platform project; and
- Optimisation of the segment management process.

Loyalty programmes at PKN ORLEN S.A.

FLOTA Programme is designed for institutional customers operating their own means of transportation. The programme is mostly participated by: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In the first half of 2007, more than 200 thousand FLOTA loyalty cards were issued, and the share of sales with FLOTA cards in the total sales of fuels within the network of petrol stations owned by the Company increased in 2007 up to 18.8% from 13.9% as at the end of 2006. The holders of fleet fuel cards can without cash buy fuel, goods and services at petrol stations owned by PKN ORLEN S.A.

At the turn of 2006 and 2007, as part of FLOTA Programme innovative services were launched: *Złoty Szlak* (Golden Route) and *Twoja Lokalna Stacja* (Your Local Station). Both are designed for the companies from shipping and industrial sectors possessing big fleets of cars with specific requirements in respect of fuel purchase, which buy fuel in the amount of minimum 1,000 litres per month, which need an easy and friendly system of fuelling which is beneficial in terms of economy and basic roadside assistance services. In 2007 approx. 560 agreements were signed for the Your Local Station Program and 62 agreements for the Golden Route Programme. The total volume of sales realised

through both programmes in 2007 amounted to 65 million litres. A common feature of new services is a special offer of discounts on fuel, much higher than in the case of standard offer while other permanent benefits of the FLOTA Programme are kept. The developed and implemented new strategy of FLEET Programme enabled a highly dynamic increase in sales realised with the use of fuel cards, competition to be undertaken and position of PKN ORLEN S.A. to be strengthened in the LTS (Logistics, Transport, Forwarding) segment.

In March 2006 a new product was introduced addressed to the segment of small and medium fleets – *Twój Lokalny Rabat* (Your Local Discount). This is a cash agreement concluded on the stations owned by PKN ORLEN S.A., under which clients obtain a discount and receive one invoice per month. As at the end of June 2007 almost 34 thousand agreements were concluded under which the clients declared to buy approx. 31 million litres per moth. This product is addressed to institutional clients, whose monthly demand for fuel amounts to at least 500 litres. Currently, the fleet cards are acknowledged by nearly 1,700 ORLEN and BLISKA petrol stations.

The VITAY programme is a loyalty programme aimed at individual customers visiting ORLEN petrol stations on a regular basis. Until 31 December 2007, the program had a group of 6,800 thousand participants within 1,367 participating petrol stations, including 1,138 owned by the Company, 61 partner petrol stations and 168 franchise petrol stations. In the second half of 2007, the average daily sales under VITAY program amounted to approx. 5,200 thousand litres. Super VITAY is a loyalty programme for the Parent Company's clients, who have been already enrolled to VITAY programme and collected the biggest number of points. Super VITAY provides clients with additional benefits and prestige of a gold bearer card. On a quarterly basis these clients receive a new free VITAY Journal titled "Szerokiej Drogi", which contain, apart from the current offer of collecting points in exchange for goods and services, a list of awards and attractive commercial promotions.

Plan for the development of logistics for the years 2006-2009

The main task of the logistics in the ORLEN Group is to ensure a complete and flexible handling of the sales at minimum cost through creating the most effective group of own and outsourced logistics services to gain a competitive advantage in the area of whole and retail sales on the Polish, Czech and Lithuanian markets. The activities undertaken in the logistics segment in 2007 continued the implementation of the principles adopted in the "Plan for Logistics Development for the years 2006 – 2009", approved by the Supervisory Board of PKN ORLEN S.A. in May 2006. The implemented solutions stemmed from the following strategic objectives defined for the logistics area:
- Securing safe and continuous supplies;
- Regional integration; and
- Improvement of operational effectiveness.

The most significant tasks implemented in 2007 in the area of logistics include:
- Construction of the units for dosing biocomponents for diesel oil in 7 own warehousing centres; the same will be completed in other 4 centres in 2008. Eventually, the own warehousing infrastructure will be fully adapted to composing and distributing Bio diesel oil;
- Execution of an agreement with Rafineria Trzebinia S.A. for the provision of services of composing Ekodiesel Ultra diesel oil with a 5% content of fatty acids methyl esters (FAME) – this fuel started to be distributed from the warehouse in Trzebinia on 18 April 2007;
- Launching, as of 24 April 2007, the distribution of diesel oil with a 5% content of fatty acids methyl esters (FAME) from ORLEN PetroProfit Sp. z o.o.;
- Organisational restructuring of regional logistics structures – improvement of operational efficiency and better adaptation to the changes introduced in the wholesale area and in the process of merging shipping companies;
- Development of the concept and launching the reorganization of shipping companies from the ORLEN Group through the consolidation of the operation relating to the car transport of fuels to form one business entity (formerly there were 7 such companies). The goal of the reorganization is to enhance the efficiency of the use of available car park, to cut the costs of fuel car transport and to ensure that PKN ORLEN S.A. will have an influence on the effective operation of this market via its own company;
- Continued investment in the product pipeline from Ostrów Wlkp. to Wrocław; the line is expected to be completed in the end of 2008;
- Development of shipping organised by PKN ORLEN S.A. and achieving a 40% share in the overall railway transport in 2007;
- Development of the Strategy for Logistics for the ORLEN Group; a comprehensive plan for its implementation it to be prepared and the implementation itself are to be carried out in 2008.

Restructuring activities carried out in PKN ORLEN S.A.

In 2007 at PKN ORLEN S.A. the restructuring and reorganisation processes were carried out in respect of among others such areas as accounting and logistics. This included continuance of transferring accounting processes to Accounting Shared Service Center (ASSC) for the ORLEN Group and regional restructuring of logistics area.

According to the construction agenda of (ASSC), the process of Property, Plant and Equipment accounting and raw materials were transferred on 1 May 2007 to ORLEN Księgowość Sp. z o.o., the process of handling liabilities on 1 September 2007 as well as the accounting process relating to receivables and general ledger were transferred on 1 November 2007. All the processes were centralised in Płock, as a result of an efficient usage of the modern IT tools in such areas as scanning documents, electronic transfer of booking documents and automatic bookkeeping records. The persons employed in these sectors were transferred to ORLEN Księgowość Sp. z o.o. pursuant to article 23^1 of Labour Code. According to agreements concluded with labor unions some employees will benefit from the Voluntary Leave Program, whereas others who changed the work place in relation to being transferred will be able to execute the relocating package.

A new local logistic structure consisted of separating and transferring operating activities from eleven existing regional organisational units to five Logistics Regions located in: Warszawa-Mościska – Logistics Region Centre, Lublin – Logistics Region East, Poznań – Logistics Region West, Nowa Wieś Wielka – Logistics Region North and Katowice – Logistics Region South. The replacement of the existing regional structure with five Logistics Regions is related to the implementation of the Logistics Strategy. The employees hired in the logistics area were able to benefit from the Voluntary Leave Program as well as from the relocating package based on the concluded agreements with labor unions.

Strategy for Human Resources Management

The policy for human resources management represents an important element of the firm's strategy, which supports the activities performed in the business areas aimed at achieving the scheduled strategic goals. The activities undertaken in 2007 performed as part of recruitment policy complied with the corporate culture principles, corporate governance and social business responsibility. The undertaken activities have materially affected a process of building the image of PKN ORLEN S.A. as a leading employer sticking to the market highest standards of recruitment and selection.

The recruitment policy at PKN ORLEN S.A. is strictly related to the strategy of human resources development and its characteristics are to be open to social environment inside and outside the company. While paying attention to a professional development of employees, the recruitment processes were always first addressed to the ORLEN Group employees.

As part of recruitment and selection processes implemented in 2007, modern methods and tools for assessing the professional potential were used. These processes were consistent as regards methodology and characterised with great reliability and adequacy of assessments. The tools for verifying potential were selected on an each time basis taking into account the requirements for the position and characteristics of tasks and job environment. To follow new tendencies in the competence diagnosis area, PKN ORLEN S.A. intends to continue to develop the existing tools for assessing a professional potential in order to measure more precisely the candidates' predispositions to a given job and a degree of their adjustment to the position.

Thanks to the recruitment policy applied at PKN ORLEN S.A. the professional potential of external candidates as well as that of the PKN ORLEN S.A. employees could be adequately assessed which, consequently, resulted in a qualified staff supporting business goals to be achieved in individual areas of the company's operations and the highest standards to be maintained.

In 2007, the activities relating to human resources management at PKN ORLEN S.A. were carried out through the following programmes:

- Adaptation Programme – relating to the commencement of training sessions for new employees. The goal of the Programme is to adapt a new employee to new conditions, environment, duties and working hours as well as to develop his/her loyalty towards the company;
- Competence Development Programme – the purpose of this programme is to develop professional competence of PKN ORLEN S.A. employees enabling them to perform their tasks in accordance with the highest standards;
- Talent Management – its aim is to build a flexible reserve management staff of high potential, motivation and leader skills. Moreover, the "Talent Management" Programme has enabled an optimal use of the potential of

talented employees and supported the desired change tendencies in the organisational culture of PKN ORLEN S.A. to enhance the employees' flexibility and openness to changes;
- Succession and Career Path – in 2007 it was possible to appraise the PKN ORLEN S.A. employees designated to the succession and career path project. In 2008 this will be continued and will eventually result in a unique system of development paths;
- Implementation of an IT tool for e-recruitment – TalentLink – in 2007 an Internet application was implemented which made significantly easier common work of all persons involved in the recruitment process, supported the overall recruitment process starting from the creation and publication of job offers, through selection of candidates to the execution of employment contracts with relevant candidates. The application is effective and reduces recruitment and selection costs thanks to the possibility of reviewing the applications with no need to print them out and store in hard copies.

Upstream activities

In 2007, the activity of PKN ORLEN S.A. in the area of upstream was mainly focussed on a consistent implementation of the upstream strategy taking into account external and internal factors, conditioning and influencing the intended results.
The main activities carried out in 2007 and assumed for realisation in subsequent years include:
- Implementation of a development strategy in the area of hydrocarbon upstream by PKN ORLEN S.A. through local concentration. The option of local concentration enables PKN ORLEN S.A. to limit the risks relating to the upstream activities (mainly geopolitical risk) and to build competence in a stable environment;
- Implementation of upstream segment development through creating business on the basis of both organic and non-organic improvement. This means that PKN ORLEN S.A. has focussed on a step-by-step building of a balanced portfolio of research and manufacturing assets, which meet certain criteria (edge conditions) relating to location, risk, level of employed capital, term, etc.;
- Analysis of projects enabling PKN ORLEN S.A. to participate in the entities existing on the market and holding appropriate portfolios of assets, including production assets;
- Creation of a material and organisational base for a team of experts;
- Obtaining and training personnel for the Upstream Office;
- Studies and research analyses in respect of projects (in 2007, 51 projects underwent the analysis of different level of comprehensiveness);
- Comprehensive analysis of selected projects aimed at the purchase of assets; and
- Obtaining two first upstream projects for PKN ORLEN S.A.

The development strategy of PKN ORLEN S.A. in the area of hydrocarbon upstream assumes a common implementation of projects with co-operation of companies operating in the area of upstream. The benefits for PKN ORLEN S.A. resulting from the co-operation with experienced partners include among others:
- Participation in investment projects prepared and implemented by the partner;
- Direct access to the information on potential upstream projects in the area of the partner's operation;
- Optimisation of the upstream operations risk due to a mutual support in selection, assessment and implementation of projects;
- Access to the partner's know-how in the upstream area;
- Access to qualified and experienced personnel.

The opportunity to work together with external partners provides PKN ORLEN S.A. with a balanced increase with optimised risk.

The implementation of the strategy to the extent of gaining new upstream projects was founded on the analysis of a few dozens of proposed projects which met, among others, the following criteria:
- geographical location;
- acceptable risk level; and
- financial dimension of the project and relevant return on investment.

The implementation of the projects which are most optimal for PKN ORLEN S.A. (comprehensive due diligence was carried out) resulted in purchase offers having been submitted and enabled further preparation to implement subsequent projects. As a consequence, five concessions were issued by the Minister of Environment – Department of Geology and Geological Concessions for the upstream and recognition of hydrocarbon deposits and the mining usufruct was established in the Lubelszczyzna region as well as some agreements were signed for the mining usufruct for a period of five years. The organisational and technical preparation to the purchase of shares in the upstream undertaking in the Baltic Sea shelf will be completed in the first quarter of 2008.

Implementation of M&A strategy

In 2007, PKN ORLEN S.A. increased its capital participation in Mazeikiu Nafta through the acquisition of its minority shares (save for the shares owned by the Government of the Republic of Lithuania). The purchase process was carried out in stages with the use of the following procedures:

- mandatory call to subscribe for the Mazeikiu Nafta shares;
- standing order for the acquisition of shares filed with the Stock Exchange in Vilnius;
- mandatory squeeze out of Mazeikiu Nafta shares.

In total PKN ORLEN S.A. acquired approximately 5.81% of shares in AB Mazeikiu Nafta and increased its share in the AB Mazeikiu Nafta's share capital up to 90.019%. All the transactions were realised at the uniform lump sum price. As a result of the above, the sole minority shareholder of Mazeikiu Nafta is the Government of the Republic of Lithuania holding 9.981% in the share capital and the shares of AB Mazeikiu Nafta were withdrawn from the stock exchange trading.

In line with the capital strategy of PKN ORLEN S.A. the divestment processes were continued in relation to the non-core assets. As part of the divestment activity in 2007 the shares in Niezależny Operator Międzystrefowy Sp. z o.o., Mostostal Zabrze Holding S.A., Petromor Sp. z o.o., Motell Sp. z o.o. and Poilen Sp. z o.o. in liquidation were sold. Concurrently, the consolidation processes were commenced within the ORLEN Group. In 2007, six regional shipping companies were merged to form a new company ORLEN Transport S.A. registered in the beginning of 2008.

In relation to the pending arbitration before the International Tribunal of Arbitration at the Federal Chamber of Commerce in Vienna, in 2007 the transaction of the acquisition of a block of 4.78% shares in Polkomtel S.A. was not completed. This transaction follows from the share sale offer made by TDC Mobile International A/S which was approved in 2006. The performance of the transaction in 2008 will be dependent on a binding award to be issued by the Tribunal of Arbitration.

Changes in the IT area

In 2007 the central SAP system was modernised to ensure IT support for new business processes, automatisation of excise tax settlements as well as development of and making more precise the record of business events.

In the analysed period the second stage of work was commenced to implement S@port procurement system. Once this system has been implemented the contracts executed by the PKN ORLEN S.A. Procurement Office will be managed more efficiently through reporting on procurement realisation and change of method for cost controlling and planning (already at the stage of formulating needs and placing orders). The new procurement system will make more efficient the preparation and performance of projects by increasing effectiveness of interrelating procurement processes, improving safety of procurement invoice payment and more effective management of warehouse inventories.

In 2007, the network of PKN ORLEN S.A. fuel stations was included in the corporate network due to which the costs of data transmission and service were cut (a large part of maintenance services can be provided at distance from the headquarters). A permanent connection also contributed to a better quality of client service, for instance, thanks to a faster authorisation in the case of card transactions. Moreover, such solution will enable such projects to be implemented which are dependent on a permanent access to the ORLEN network on fuel stations (Overall Margin Optimisation –OMO, Vitay).

The appointment of the Central Office for Management of Teleinformatic Projects will, in turn, ensure the coordination of activities relating to key projects and teleinformatic programmes in the ORLEN Group through the uniform project management model and will contribute to the better supervision of the implementation of individual projects.

In 2007 a contract was signed for the performance of the Retail Sales Platform ("RSP"). Once completed this project will contribute to the increase in profits from the sales through better adjustment of assortment and price offers and through making warehouse inventories match local markets needs. RSP once launched will also enable the implementation of the Distribution Sealing Project through repairing safety and control mechanisms in terms of organisation and engineering, implementation of a flexible retail sale management system to match business needs at the level of individual stations, regions or a central integrated management and control of end-to-end processes at the central level (accounting processes, sales, chain of supplies, marketing processes, network management, station management, inventory management, etc.), cut operating expense and improve system reliability.

The implementation in 2007 of a central solution for fuel retail price management within the station network procured for a decision-making process in respect of prices and a distribution of such decisions to fuel stations to be accelerated and made easier.

IV. CHANGES IN ORGANISATION AND MANAGEMENT OF PKN ORLEN S.A.

4.1 Changes in organisationa and management of PKN ORLEN S.A.

By 10 January 2007 the Organisational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 24 October 2006 were in force at PKN ORLEN. As of 11 January 2007 PKN ORLEN's Management Board has adopted the new Organisational Rules and Regulations under which the duties of individual Members of the Management Board have been assigned in the following way:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Capital Investments;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Trading;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

The areas of production, maintenance, production development, technology and property investment were assigned to the Deputy Chief Executive Officer responsible for Operational Activities.

At the meeting held on 18 January 2007 the PKN ORLEN S.A. Supervisory Board revoked Igor Chalupec from the position of the President of the Management Board and appointed Piotr Kownacki to this position, former Vice-President of the Management Board, Audit and Regulations at PKN ORLEN S.A., who had fulfilled this function from 23 October 2006.

On 30 January 2007, the Management Board of PKN ORLEN passed a resolution on the new allocation of powers between the Management Board Members, under which the unit of the Vice-President of the Management Board, Audit and Regulations was cancelled. The areas of engineering and power engineering, production and technology development, property investments, refinery production, chemical production, petrochemical production, oil production were assigned to the Deputy Executive Officer for Operational Activities.

PKN ORLEN's Supervisory Board, at the meeting held on 15 March 2007, at the request of the interested party, revoked Jan Maciejewicz from the position of Vice-President of the Management Board, Cost Management with majority of votes as of 15 March 2007 and, at the motion of the President of the Management Board, unanimously revoked Cezary Smorszczewski from the position of Vice-President of the Management Board, Capital Investments. Concurrently, at the same meeting, Krystian Pater was appointed to the position of PKN ORLEN S.A. Management Board Member.

As a consequence of the above changes, on 20 March 2007 PKN ORLEN's Management Board passed a resolution on changing the allocation of duties between the Company's Management Board Members. On the basis of this resolution the duties of PKN ORLEN's Management Board Members were assigned in the following way:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Upstream and Crude Trading;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Support Function;
- Member of the Management Board, Production.

The organisational structure of PKN ORLEN has been adjusted to the new allocation of duties among the Management Board Members as of 12 April 2007.

As a consequence of the resolution passed by the Supervisory Board on the change of the function of the Member of the Management Board, Chief Financial Officer to the function of Vice-President of the Management Board, Chief Financial Officer, on 16 May 2007 PKN ORLEN S.A.'s Management Board adopted a resolution on the new assignment of duties with regard to the above change. As of this date, also the new Organisational Rules and Regulations of PKN ORLEN have entered into force.

At the meeting held on 30 July 2007, at the motion of the Management Board President, PKN ORLEN's Supervisory Board revoked Paweł Szymański from the position of Vice-President of the Management Board, Chief Financial

Officer. Concurrently, the Supervisory Board appointed Dariusz Formela to the position of the Member of the Management Board at PKN ORLEN S.A.. Further to the above changes the Management Board of PKN ORLEN S.A. at the meeting of 31 July 2007 re-assigned the powers amongst the Management Board Members to replace the former division supervised by the Management Board Member, Organization and Support Function with two new divisions:

- Management Board Member, Organisation and Capital Group responsible for the organisation and integration of owned assets, health and safety at work and environmental protection and the PKN ORLEN Capital Group companies (the "ORLEN Group"), including the Unipetrol Capital Group (the "Unipetrol Group"), which areas were formerly under control of the President of the Management Board, Chief Executive Officer;
- Management Board Member, Procurement and IT responsible for the areas of IT, procurement, legal department, regulatory risk, information control and security.

Given the removal of the Management Board Vice President, Chief Financial Officer individual units of his responsibility area were assigned to the Management Board Vice President, Upstream and Crude Trading who finally became responsible for crude oil trading, upstream, exploration, planning and control, finance and cost management, taxes, overall coordination of the Overall Margin Optimization Program (OMO), relations with investors as well as capital investment and divestment. The coordination of planning and control, finance management, cost management, taxes and coordination of the OMO Program and investor relations was vested in the Executive Officer, Planning & Control.

The above described changes in respect of the allocation of powers amongst PKN ORLEN S.A. Management Board Members were introduced in the Organisational By-Laws of PKN ORLEN S.A. in Annex no. 1 dated 14 August 2007.

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 23 August 2007, upon motion of the President of the Management Board, appointed Waldemar Maj to the position of Vice-President of the Management Board of PKN ORLEN S.A. as of 3 September 2007. Consequently, as of 4 September 2007 PKN ORLEN S.A.'s Management Board passed a resolution changing the allocation of powers amongst the Management Board Members, under which the scope of powers of the President of the Management Board, CEO was changed, who was vested with the supervision of human resources, strategy and development, public relations, management service and audit. Additionally, a division was established supervised by the Vice President of the Management Board, CFO covering the area of accounting and controlling, finance and cost management, taxes, supply chain management and investor relations. As of that day also the scope of responsibilities of the Vice-President of the Management Board, Upstream and Crude Trading was changed who was assigned with the crude oil trading, upstream as well as capital investment and divestment.

Additionally, in 2007 the work was continued to create a modern Accounting Service Centre for PKN ORLEN S.A. and the ORLEN Group. During the year 2007 the employees of Property Accounting, Liabilities, Payroll Expense, Financial Operations Divisions as well as those of Accounts Receivable and General Ledger divisions were transferred to the company ORLEN Księgowość Sp. z o.o.

4.2 Changes in financial assets of PKN ORLEN S.A.

As at the end of 2007, Polski Koncern Naftowy ORLEN S.A. held directly or indirectly shares in the following companies:

- 105 subsidiaries;
- 5 jointly controlled entities;
- 17 associate companies.

As compared to the end of 2006, the number of subsidiaries, jointly controlled entities, as well as associate companies of the ORLEN Group has decreased from 140 to 127.

Mayor changes in structural and capital relations within the ORLEN Group in 2007 and as at the day of preparation of this Report, refer to the following events:

- The execution on 30 January 2007 by Unipetrol a.s. as the seller and Firma Chemiczna Dwory S.A. ("Dwory S.A.") as the buyer a share sale agreement in respect of 6,236,000 ordinary bearer shares in the company Kaucuk a.s. ("Kaucuk"), each of the nominal value of CZK 1 thousand. The purchased shares represent 100% of Kaucuk's share capital and 100% of votes at Kaucuk's General Meeting. The price for the shares purchased amounts to EUR 195,000 thousand and shall be covered up by Dwory in cash. The carrying value of the purchased shares entered in the accounting books of Unipetrol as at 31 December 2006 amounted to CZK

5,460,000 thousand. Kaucuk is a petro-chemical enterprise manufacturing, among others, ethylbenzene, styrene-butadiene, polystyrene products and synthetic rubber;

The share purchase agreement was signed on 30 January 2007 but the transaction was finally closed on 19 July 2007 upon satisfaction of covenants specified in the agreement executed on 30 January between Dwory and Unipetrol;

- The execution, on 23 April 2007, by the companies: ORLEN PetroProfit Sp. z o.o. and ORLEN Oil Sp. z o.o. ("ORLEN Oil") of a share sale agreement in respect of shares in the company Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. ("Petro-Oil LCS"). As a result of the agreement execution, ORLEN Oil acquired from ORLEN PetroProfit, for PLN 2,280 thousand, 2,888 shares in Petro-Oil LCS, of a nominal value of PLN 500 each, of a total nominal value of PLN 1,444 thousand, representing 76% of Petro-Oil LCS's share capital and 76% of votes at Petro-Oil LCS's Shareholders' Meeting. ORLEN Oil purchased the shares in Petro-Oil LCS out of its own funds. As a result of the transaction ORLEN OIL holds 100% of shares in Petro-Oil LCS's share capital;

- The acquisition, on 23 April 2007, of 588 shares in the company Etylobenzen Płock Sp. z o.o. (Etylobenzen Płock) of a value of PLN 10 thousand each and of a total nominal value of PLN 5,880 thousand from Firma Chemiczna Dwory S.A. The shares acquired represent 49% of Etylobenzen Płock's share capital and 49% of votes at Etylobenzen Płock's Shareholders' Meeting. The total price for the shares acquired amounts to PLN 6,016 thousand and was paid by PKN ORLEN S.A. out of its own funds. The carrying value of the shares acquired as entered in accounting books of PKN ORLEN S.A. was equal to their purchase price. As a result of the transaction PKN ORLEN S.A. holds 100% of shares in Etylobenzen's share capital, i.e. 1,200 shares of a total par value of PLN 12,000 thousand.

  On 4 July 2007, the Extraordinary Shareholders' Meeting of Etylobenzen Płock Sp. z o.o. passed a resolution on dissolution of this company and appointing its liquidator;

- The registration, on 27 April 2007, by the Municipal Court in Prague, of the company Butadien Kralupy a.s. ("Butadien Kralupy") seated in Kralupy by Vltavou (Czech Republic). The company Kaucuk a.s. (Kaucuk) acquired in the above company 300 shares representing 100% of the share capital and 100% of votes at the General Meeting. The price for the shares acquired amounted to CZK 150,000 thousand and was paid in cash. The basic activities of Butadien Kralupy includes without limitation lease of real property, apartments and non-residential buildings. Butadien Kralupy will be used to construct and operate a new butadiene plant in respect of which UNIPETROL a.s., Dwory S.A., Chemopetrol a.s. and Kauczuk a.s. have signed an agreement.

  Concurrently, on 9 May 2007, Butadien Kralupy and Chemoprojekt a.s. signed the Agreement for the Construction of New Butadiene Installation and other documents relating to this agreement, of the total value of CZK 1,147,364 thousand.

  On 10 July 2007, the company Unipetrol acquired from the company Kaucuk 51% of shares in the company Butadien Kralupy at the price of CZK 76,500 thousand. Consequently, Unipetrol acquired 153 shares in Butadien Kralupy of a nominal value of CZK 500,000 CZK each, representing 51% Butadien Kralupy's share capital and 51% of the total number of votes at Butadien Kralupy's Shareholders' Meeting. The price for shares was paid by Unipetrol in cash. The carrying value of the acquired shares as recorded in the accounting books of Kaucuk as at 9 July 2007 amounted to CZK 76.500 thousand.

  The above agreements were signed in relation to the sale, by Unipetrol, of 100% of shares in Kaucuk and pursuant to the Cooperation Agreement relating to the common construction and operation of a new butadiene installation signed on 30 January 2007 between Unipetrol, Dwory, Chemopetrol a.s. and Kaucuk. The process of selling shares in Kaucuk is being carried out in accordance with the share sale agreement signed on 30 January 2007 between Unipetrol, as the seller and Dwory, as the buyer;

- The acquisition, on 15 June 2007, from the company Svenska Standardbolag AB, seated in Falun (Sweden) of 5 thousand shares in the company Aktiebolaget Grundstenen 108770 ("Aktiebolaget Grundstenen"), seated in Falun (Sweden) for the total amount of SEK 500 thousand. PKN ORLEN S.A. acquired shares in Aktiebolaget Grundstenen 108770 in order to, among others, issue Eurobonds at the turn of June and July 2007. Aktiebolaget Grundstenen is planned to be wound up after all the Eurobonds to be issued by PKN ORLEN S.A. have been repurchased from their holders. Aktiebolaget Grundstenen had not carried out any business activity before. In accordance with the share purchase agreement relating to Aktiebolaget Grundstenen, after PKN ORLEN S.A. had paid for the purchased shares, the company's General Meeting was held, which changed the company's business name to ORLEN Finance AB and defined the core business activity to be the holding and managing the assets;

- The disposal, on 6 July 2007, to EXATEL S.A. ("EXATEL") of all shares held in the company Niezależny Operator Międzystrefowy Sp. z o.o. (NOM), i.e. 168,000 shares, for the total amount of PLN 22,209 thousand representing 35% of its share capital, each of the nominal value of PLN 125. The shares transferred were paid for not earlier than on 30 July 2007 and as of this day the ownership of NOM shares passed to EXATEL S.A.;

- The merger, on 1 August 2007, of the companies CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. to form UNIPETROL RPA s.r.o. As a result of this merger, CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. were dissolved and their assets, including all the rights and obligations arising out of labour law, were transferred to UNIPETROL RPA a.s. The sole shareholder of UNIPETROL RPA a.s. is UNIPETROL a.s. UNIPETROL RPA a.s.'s share capital amounts to CZK 200,000;

- The filing, on 6 August 2007, by ORLEN Transport Kraków Sp. z o.o. with the District Court for Kraków – Śródmieście in Cracow, VIII Commercial Division for bankruptcy and rehabilitation, of a petition in bankruptcy in respect of the company including the winding-up of the company's assets. The petition was filed by the company's Management Board due to the fact that the total amount of liabilities of ORLEN Transport Kraków Sp. z o.o. exceeds the value of its share capital. This situation resulted from the tax decisions issued by the Customs Office in Cracow in respect of excise tax. PKN ORLEN holds 98.41% of shares in the share capital of ORLEN Transport Kraków Sp. z o.o.

  On 29 October 2007, the District Court for Cracow declared ORLEN Transport Kraków Sp. z o.o. bankrupt and its assets to be wound up;

- The sale of shares in the company Petromor Sp. z o.o. ("Petromor"), on 28 September 2007, to Siarkopol Gdańsk S.A. ("Siarkopol Gdańsk"). As a result of the agreement execution, PKN ORLEN S.A. sold to Siarkopol Gdańsk 26,475 shares in the company Petromor of the nominal value of PLN 50 each and of the total nominal value of shares sold of PLN 1,323.75 thousand representing approximately 51.31% of the share capital and votes at Petromor's Shareholders' Meeting for the total price of PLN 970 thousand. The price for the shares sold was paid within 4 days of the agreement execution. The ownership of shares was transferred to Siarkopol Gdańsk upon the payment of price;

- The entry, on 23 October 2007, in the Lithuanian commercial register an indirect subsidiary of PKN ORLEN S.A. – UAB Mazeikiu Nafta Health Care Centre z ograniczoną odpowiedzialnością ("MN Health Centre") seated in Juodeikiai. The company AB Mazeikiu Nafta ("Mazeikiu Nafta") acquired in the company MN Health Centre 10 thousand shares of the nominal value of LTL 1 each. The acquired shares represented 100% of the share capital and 100% of votes at MN Health Centre's General Meeting of Shareholders. The carrying value of the shares acquired as disclosed in the accounting books of Mazeikiu Nafta as at 23 October 2007 amounted to LTL 10 thousand. The price for the shares acquired was paid up by Mazeikiu Nafta in cash in the amount of LTL 10 thousand;

- The sale, on 31 October 2007, by Unipetrol to Deza a.s. ("Deza") of the shares in the company Agrobohemie a.s. ("Agrobohemie") and the shares in the company Synthesia a.s. ("Synthesia"). On the basis of the two above agreements, Unipetrol sold to Deza:
  - 46,950 ordinary shares in Agrobohemie, representing 50% of Agrobohemie's share capital and the same number of votes at Agrobohemie's General Meeting. The nominal value of one share in Agrobohemie amounted to CZK 10.8 thousand;
  - 26,447,571 ordinary bearer shares in Synthesia, representing 38.79% of Synthesia's share capital and the same number of votes at Synthesia's General Meeting. The nominal value of one Synthesia's share amounted to CZK 40.

  Concurrently with the execution of the above share purchase agreements, on 31 October 2007, Unipetrol and Deza executed an Agreement concerning the disputes pending between them. As a result of the signed Agreement Unipetrol will not be obliged to pay Deza any damages or contractual penalties, which Deza was claiming from Unipetrol; concurrently Deza will withdraw all its court actions filed against Unipetrol.

  On 18 January 2008, the ownership of 47 thousand shares in Agrobohemie and 26,447,571 shares of a nominal value of CZK 40 and 1,529,591 shares of a nominal value of 400 CZK in Synthesia were transferred from Unipetrol to Deza. The shares were transferred on the basis of two agreements executed on 31 October 2007 between UNIPETROL as the seller and Deza, as the buyer;

- The acquisition, on 9 November 2007, by the company Unipetrol from MEI-Tsjechie en Slowakije Fonds N.V. ("TSF"), MIDDEN EUROPESE BELEGGINGSMAATSCHAPPIJ S.A. ("MEB") and Blue Mountain s.r.o. ("Blue Mountain") the shares in Paramo a.s. company. On the basis of three agreements Unipetrol bought shares

representing 14.51% of Paramo a.s.'s share capital for the total amount of CZK 241,303,750. The ownership of shares was transferred on 23 November 2007 against the payment of the agreed price;

- The acquisition, on 14 November 2007, by Unipetrol a.s. from ConocoPhillips Central and Eastern Europe Holdings B.V. of 2,101 shares in the company Czeska Rafinerska a.s, representing 0.225% of this company's share capital;

- The sales, on 12 December 2007, by Rafineria Nafty Jedlicze Spółka Akcyjna ("Rafineria Jedlicze") to Petro-Mechanika Spółka z ograniczoną odpowiedzialnością ("Petro-Mechanika") of 16,879 shares in Raf-Remat spółka z ograniczoną odpowiedzialnością ("Raf-Remat"). The ownership of sold shares in Raf-Remat to Petro-Mechanika was transferred upon signing the agreement. The sold shares represented 96% Raf-Remat's share capital and 96% of votes at the General Meeting of Raf-Remat. A nominal value of each Raf-Remat share amounted to PLN 100. The carrying value of the shares sold disclosed in the accounting books of Rafineria Jedlicze as at 12 December 2007 amounted to PLN 1,687.9 thousand. The price for the shares sold amounts to PLN 2,600 thousand and was paid up by Petro-Mechanika in cash. Additionally, on 12 December 2007 Rafineria Jedlicze sold to Petro-Mechanika non-current assets used by Raf-Remat for its operations, for the net total amount of PLN 1,050 thousand;

- The registration, on 2 January 2008, by the District Court for the capital city of Warsaw, of the company ORLEN Transport Spółka Akcyjna seated in Płock ("ORLEN Transport S.A."). PKN ORLEN S.A. took up 65,460,141 shares in ORLEN Transport S.A., of a nominal value of PLN 1 each, representing approximately 97.61%of the share capital and 97.61% of votes at the General Meeting of ORLEN Transport S.A. ORLEN Transport S.A. was established as a result of a merger of six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o. The core operations of ORLEN Transport S.A. include road transport of goods with specialized vehicles, including particularly fuel transport. The investment of PKN ORLEN S.A. in the shares of ORLEN Transport S.A. is a long-term investment;

- The registration, on 14 March 2008, by Kamer Van Koophandel in Amsterdam (Chamber of Commerce), of a Dutch law company which will operate under the name of ORLEN International Exploration & Production Company BV seated in Amsterdam ("OIEP"). PKN ORLEN S.A. took up 180 shares in OIEP, of a nominal value of EUR 100 EUR each, representing 100% of the share capital and 100% of votes at OIEP's shareholders' meeting. The shares which were taken up were paid up in full by PKN ORLEN S.A. in cash in the amount of EUR 18,000.

  The core operations of OIEP include, among others: crude oil mining, natural gas mining, geological operations, research activity. The PKN ORLEN S.A.'s investment the company OIEP is a long-term investment.

- On 18 March 2008, the Extraordinary Shareholders' Meeting of the company Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. seated in Legnica ("Petro-Oil DCS"), passed a resolution on the acquisition by Petro-Oil DCS of own shares held by ORLEN Oil Sp. z o.o. (under article 199 § 1, 2 and 6 and article 200 § 1 of the Code of Commercial Companies). Therefore, on 18 March 2008 ORLEN Oil Sp. z o.o., as the seller and Petro-Oil DCS, as the buyer entered into a share purchase agreement in respect of 264 shares in Petro-Oil DCS, representing 24% of the company's share capital, in order to redeem them. The nominal value of each redeemed share of Petro-Oil DCS amounts to PLN 500. The carrying value of the redeemed shares reflected in the accounting books of ORLEN Oil Sp. z o.o. as at 18 March 2008 amounted to PLN 132,000. The total net payment due to ORLEN Oil Sp. z o.o. for the redeemed shares amounts to PLN 600,000.72.

V. ADDITIONAL INFORMATION

5.1 Information about material agreements

The significant agreements concluded by PKN ORLEN S.A. in 2007 include the following:

1. On 17 January 2007 PKN ORLEN S.A. signed an agreement with PETRACO Oil Company Ltd. seated in Guernsey for the supplies to PKN ORLEN S.A., via "Druzhba" pipeline up to 3,360 thousand tonnes of REBCO type crude oil annually. The crude oil will come from the resources of the Rosneft Company. The agreement has been in force since 1 January 2007 and it will expire on 31 December 2011. The parties to the agreement provided for an option for extension of one year or more. In the case of no supplies or delayed supplies, the agreement provides for contractual penalties in excess of the PLN equivalent of EUR 200 thousand translated at the average EUR exchange rate of the National Bank of Poland as at the agreement execution date. The forecast value of supplies by 31 December 2011 amounts to approx. USD 6,000,000 thousand i.e. approx. PLN 18,100,000 thousand at the average USD exchange rate of the National Bank of Poland as at 17 January 2007.
2. On 18 January 2007 PKN ORLEN S.A. concluded with Dwory three long-term agreements for the supply to Dwory of ethylobenzene, butadiene 1.3 and C4 fraction. The first agreement concerns the sale of ethylobenzene in annual quantities of 120 thousand tonnes of the product, not less however than 105 thousand tonnes per year. The estimated value of the agreement during its term, i.e. minimum 15 years, amounts to approx. PLN 6,000,000 thousand. The ethylobenzene supplies to Dwory will start at the latest by 1 January 2010, with the right to delay this date once by not more than 9 months without any consequences for PKN ORLEN S.A. The agreement entered into force on 18 January 2007 and cannot be terminated by any of the parties during at least fifteen years starting from the date when the ethylobenzene supplies start. The second agreement concerns the sale of butadiene 1.3 in the quantity of not less than 57 thousand tonnes in 2007 and not less than 60 thousand tonnes in a period from 1 January 2008 to 31 December 2023. In aggregate PKN ORLEN S.A. will provide not less than 897 thousand tonnes of butadiene 1.3 during the term of the agreement. The estimate value of the agreement for the sale of butadiene during the agreement's term amounts to approx. PLN 2,500,000 thousand. The third agreement concerns the sale of C4 fraction in the quantities specified in the supply schedule revised on an annual basis, not less than 20.6 thousand tonnes in 2007. The agreement was concluded for a period from 1 February 2007 to 31 December 2022. The estimate value of the agreement during its term amounts to approx. PLN 68,000 thousand.
3. On 18 July 2007 PKN ORLEN S.A. signed an agreement with KD Petrotrade FZE seated in the United Arab Emirates ("Petrotrade"), for the supplies via "Druzhba" pipeline, to PKN ORLEN S.A. of 2,400 thousand tonnes of REBCO type crude oil annually. The agreement entered into force on 1 July 2007 and will remain in force until 30 June 2010. The parties to the agreement provided for an option for extension by 2 years or more. As at the Agreement conclusion date the forecast value of supplies until 30 June 2010 amounted to approx. USD 3,900,000 thousand (i.e. approx. PLN 10,600,000 thousand translated at the average PLN/USD exchange rate of the National Bank of Poland of 18 July 2007).
4. On 20 December 2007 PKN ORLEN S.A. executed an annual agreement with Anwim S.A. of an estimate total value of PLN 1,200,748 thousand. Under this agreement PKN ORLEN S.A. sells to Anwim S.A. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. Furthermore, on 28 December 2006 PKN ORLEN S.A. executed with ANWIM Sp. z o.o. (currently ANWIM S.A.) an agreement for the sale of gasoline and diesel oil in 2007 of the value of PLN 938,776 thousand. The estimate total value of the agreements executed within the last 12 months between PKN ORLEN S.A. and ANWIM S.A. amounts to PLN 2,139,525 thousand.
5. On 21 December 2007 PKN ORLEN S.A. executed with Shell Polska Sp. z o.o. ("Shell Polska") an annual agreement for the sale of gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008 to Shell Polska. The value of the agreement during its term is estimated to amount to approx. PLN 5,022,472 thousand;
6. On 21 December 2007 PKN ORLEN S.A. executed two annual agreements with BP Polska Sp. z o.o. ("BP Polska"). Under theses agreements PKN ORLEN S.A. sells to BP Polska gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The total value of the agreements amount to approx. PLN 5,630,166 thousand;

7. On 21 December 2007 PKN ORLEN S.A. signed a loan agreement with the European Investment Bank ("EIB") of the value of EUR 300,000 thousand (approx. PLN 1,085,400 thousand translated at the average PLN/EUR rates of the National Bank of Poland of 21 December 2007). The agreement concerns a twelve-year loan for EUR 300,000 thousand (i.e. approx. PLN 1,085,400 thousand translated at the average PLN/EUR rates of the National Bank of Poland of 21 December 2007). The purpose of the agreement for PKN ORLEN S.A. is to procure funds to cover part of costs of the construction of the installation to produce paraxylene (PX) and terephthalic acid (PTA).

   Moreover, on 25 June 2007 PKN ORLEN S.A. signed a loan agreement with EIB of a value of EUR 210,000 thousand (approx. PLN 759,800 thousand translated at the average PLN/EUR rates of the National Bank of Poland of 21 December 2007) to fund the investment involving the development of a fuel station network and the environmental protection. As at 21 December 2007, a total value of the agreements executed between PKN ORLEN S.A. and EIB amounted to EUR 510,000 thousand (approx. PLN 1,845,180 thousand translated at the average PLN/EUR rates of the National Bank of Poland of 21 December 2007);

8. On 27 December 2007 PKN ORLEN S.A. executed three annual agreements with J&S Energy S.A. ("J&S Energy") of an estimate total value of PLN 1,915,763 thousand. Under the first agreement PKN ORLEN S.A. sells to the company J&S Energy gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the first agreement amounts to PLN 1,094,087 thousand. The second and third agreements concern the purchase of gasoline and diesel oil by PKN ORLEN S.A. from J&S Energy in a period from 1 January 2008 to 31 December 2008. The estimate values of these agreements amount to PLN 183,571 thousand and PLN 638,105 thousand, respectively.

   Moreover, within the last 12 months PKN ORLEN S.A. executed with J&S Energy S.A. a sale purchase agreement relating to gasoline and diesel oil of a total value of PLN 89,037 thousand. The estimate total value of all the agreements executed within the last 12 months between PKN ORLEN S.A. and J&S Energy S.A. amounts to PLN 2,004,801 thousand;

9. On 27 December 2007 PKN ORLEN S.A. executed an annual agreement with ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum"). Under this agreement PKN ORLEN S.A. sells to ORLEN PetroCentrum gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the agreement amounts to approx. PLN 5,630,168 thousand. PKN ORLEN S.A. holds 100% of shares in ORLEN PetroCentrum;

10. On 16 January 2008 PKN ORLEN S.A. signed an annual agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). Under this agreement PKN ORLEN S.A. sells to Lukoil Warsaw gasoline and diesel oil in a period from 16 January 2008 to 31 December 2008. The value of the agreement during its term is estimated to amount to approx. PLN 1,286,756 thousand.

    Moreover, during the last 12 months PKN ORLEN S.A. executed with Lukoil Warsaw three agreements under which PKN ORLEN S.A. was selling gasoline and diesel oil to Lukoil Warsaw. The total value of all the agreements executed by PKN ORLEN S.A. with Lukoil Warsaw within the last 12 months amounts to PLN 2,025,312 thousand.

5.2 Production

No.	Raw material	Crude oil processing (thousands of tonnes)		Change (thousand of tonnes)	Change (%)
		2007	2006	2007-2006	2007/2006
1.	REBCO	13 053	13 242	-189	-1.4
2.	Low sulphur crude oils	593	370	223	60.3
	Total	**13 646**	**13 612**	**34**	**0.2**

No.	Product	Production (thousands of tonnes)		Change (thousands of tonnes)	Change (%)
		2007	2006	2007-2006	2007/2006
1.	Total engine gasoline	2 610	2 723	-113	-4.1
2.	Total diesel oils	4 568	3 995	573	14.3
	Total fuel	**7 178**	**6 718**	**460**	**6.8**
3.	Liquid gas	190	216	-26	-12.0
4.	Aviation fuel	355	402	-47	-11.7
5.	Light heating oil	840	1 207	-367	-30.4
	Total	**8 563**	**8 543**	**20**	**0.2**

No.	Product	Production (thousands of tonnes)		Change (thousands of tonnes)	Change (%)
		2007	2006	2007-2006	2007/2006
1.	Heating oil I and III	995	764	231	30.2
2.	Solvents	11	19	-8	-42.1
3.	Farbasol	11	13	-2	-15.4
	Total	**1 017**	**796**	**221**	**27.8**

No.	Product	Production (thousands of tonnes)		Change (thousands of tonnes)	Change (%)
		2007	2006	2007-2006	2007/2006
1.	Ethylene	624	593	31	5.2
2.	Propylene	409	403	6	1.5
3.	Butadiene	59	61	-2	-3.3
4.	Benzene	113	113	0	0.0
5.	Toluen	122	117	5	4.3
6.	Ortoxylene	28	18	10	55.6
7.	Paraxylene	31	31	0	0.0
8.	Xylene	27	23	4	17.4
	Total aromas (items 4-8)	**321**	**302**	**19**	**6.3**
9.	Phenole	50	45	5	11.1
10.	Acetone	32	28	4	14.3
11.	MEG	93	99	-6	-6.1
12.	DEG, TEG	11	12	-1	-8.3
13.	Qal Liquid/ Qal Concentrate/Petrygo Q	15	16	-1	-6.3
	Total Glycols + cooling liquids (items 11-13)	**119**	**127**	**-8**	**-6.3**

14.	Sulphur	127	123	4	3.3
15.	Ethylene oxide	17	16	1	6.3
	Total	**1 758**	**1 698**	**60**	**3.5**

5.3 Sales

The quantitative structure of the sales of products and goods

Quantitative sales *	**Performance (thousands of tonnes)**		**Change (thousands of tonnes)**	**Change (%)**
	2007	**2006**	**2007-2006**	**2007/2006**
Gasolines	2 929	2 796	132	4.7
Diesel oils	5 361	4 498	863	19.2
Light heating oil	934	1 266	-332	-26.2
Aviation fuel JET A-1	344	403	-59	-14.6
Heating oil III	964	735	229	31.2
P Fractions	314	363	-49	-13.5
Sulphur	128	124	4	3.2
Other refinery products	947	833	114	13.7
Total refinery products	**11 921**	**11 018**	**902**	**8.2**
Liquid gas	292	227	65	28.8
Ethylene	547	509	38	7.5
Propylene	392	387	5	1.3
Glycols	103	113	-10	-8.8
Butadiene	60	62	-2	-3.2
Benzene	113	115	-2	-1.7
Ortoxylene	26	20	6	30.0
Toluen	120	118	2	1.7
Paraxylene	32	30	2	6.7
Other petrochemical products	226	214	12	5.6
Total petrochemical products	**1 911**	**1 795**	**116**	**6.5**
Total sales	**13 831**	**12 813**	**1 019**	**8.0**
Including export	*1 201*	*1 020*	*181*	*17.7*

* - Whole- and retail sales. Sales to ORLEN Gaz Sp. z o.o. excluded

Structure of quantitative sales broken by main receivers of products

Main receivers	Share in domestic wholesale volumes (%)	
	2007	2006
ORLEN PetroCentrum Sp. z o.o.	11.8	10.2
BP Polska Sp. z o.o.	10.3	11.2
SHELL Polska Sp. z o.o.	8.7	7.5
BASELL ORLEN POLYOLEFINS Sp. z o.o.	7.8	7.6
ORLEN Asfalt Sp. z o.o.	7.3	7.5
Petrolot Sp. z o.o.	3.4	3.6
ORLEN Oil Sp. z o.o.	3.1	3.7
J&S ENERGY S.A.	2.3	2.2
ORLEN Gaz Sp. z o.o.	1.9	2.3

ANWIM Sp. z o.o.	1.9	1.7
ANWIL S.A.	1.9	1.9
Lukoil Warsaw Sp. z o.o.	1.6	-

The share of other clients did not exceed, per unit, 1.5% of the total domestic wholesale.

5.4 Procurement

The structure of crude oil suppliers by entities delivering crude oil to the refinery in Płock in 2007.

The crude oil purchased by PKN ORLEN S.A. in 2007 was supplied to Płock mainly from Russia (95.7%). The low-sulphur crude oil supplied by sea represented 4.2%, and the purchased Polish crude oils - 0.1%. The suppliers are the companies operating on the Russian crude oil market and international crude oil traders. The domestic crude oils are supplied by the company Polskie Górnictwo Naftowe i Gazownictwo S.A. operating on the Polish natural gas upstream market.

Supplies of crude oil (percentage structure of supplies in terms of quantity)

Specification	2007	2006
Arkadia	-	0.6
Belarusneft	0.7	-
BMP	-	2.5
Gunvor	1.0	-
J&S	46.2	44.1
KD Petrotrade	18.0	14.1
Litasco	0.8	2.0
Petraco	24.6	21.1
PGNiG	0.3	0.6
STASCO	1.3	1.3
Statoil	2.1	-
Totsa	2.7	6.2
Vitol	0.7	-
Wincor	1.6	7.5
Total	100.0	100.0

Supplies of crude oil (percentage structure of supplies in terms of value)

Specification	2007	2006
Arkadia	-	0.6
Belarusneft	0.8	-
BMP	-	2.3
Gunvor	0.9	-
J&S	46.6	44.1
KD Petrotrade	18.0	14.3
Litasco	0.6	2.0
Petraco	24.2	20.8
PGNiG	0.2	0.7
STASCO	1.4	1.6
Statoil	2.5	-
Totsa	2.5	6.1

Vitol	0.8	-
Wincor	1.5	7.5
Total	100,0	100,0

5.5 Transactions with related entities

The transactions with affiliates a value of which, in 2007, did not exceed the PLN equivalent of EUR 500,000 in a single transaction or in a series of transactions:

No.	Party to the transaction	Sales in thousands PLN	Purchase in thousands PLN
1.	AB Mazeikiu Nafta	6 315 462	143
2.	UNIPETROL RPA s.r.o.	5 961 938	192 981
3.	Basell Orlen Polyolefins Sp. z o.o.	2 413 305	21 462
4.	ORLEN PetroCentrum Sp. z o.o.	2 326 497	1 126
5.	Petrolot Sp. z o.o.	687 465	4 774
6.	ORLEN Asfalt Sp.z o.o.	491 473	3 147
7.	Anwil S.A.	456 751	7 960
8.	ORLEN Oil Sp. z o.o.	387 781	126 621
9.	ORLEN Gaz Sp. z o.o.	320 844	667 918
10.	Ship-Service S.A.	132 089	243
11.	Rafineria Nafty Jedlicze S.A.	80 054	194 523
12.	ORLEN PetroTank Sp. z o.o.	63 570	19 182
13.	ORLEN Morena Sp. z o.o.	47 742	381
14.	ORLEN PetroProfit Sp. z o.o.	40 191	636
15.	ORLEN Transport Płock Sp. z o.o.	29 605	44 087
16.	ORLEN PetroZachód Sp. z o.o.	26 827	338
17.	Rafineria Trzebinia S.A.	22 630	186 766
18.	ORLEN KolTrans Sp. z o.o.	10 475	90 906
19.	ORLEN Transport Słupsk Sp. z o.o.	9 756	7 769
20.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	8 976	38 947
21.	Polkomtel S.A.	7 812	42 311
22.	Mazeikiu Nafta Trading House Sp. z o.o.	5 685	72 553
23.	ORLEN Transport Kraków Sp. z o.o.	5 569	8 901
24.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	5 464	25
25.	KAUCUK a.s.	5 414	0
26.	Platinum Oil Sp. z o.o.	4 283	30 200
27.	Spolana a.s.	2 942	0
28.	ORLEN Eko Sp. z o.o.	2 931	22 432
29.	ORLEN Ochrona Sp. z o.o.	2 764	34 475
30.	ORLEN Transport Olsztyn Sp. z o.o.	2 328	6 991
31.	ORLEN Laboratorium Sp. z o.o.	2 061	35 272
32.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	2 051	9 406
33.	ORLEN Centrum Serwisowe Sp.z o.o.	1 377	46 061
34.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	1 153	36 460
35.	ORLEN Budonaft Sp. z o.o.	1 112	61 574

No.	Party to the transaction	Sales in thousands PLN	Purchase in thousands PLN
36.	ORLEN Księgowość Sp. z o.o.	1 093	25 811
37.	ORLEN Transport Nowa Sól Sp. z o.o.	925	13 870
38.	ORLEN Administracja Sp. z o.o.	891	16 770
39.	ORLEN Prewencja Sp. z o.o.	848	8 325
40.	Petrotel Sp. z o.o.	557	7 266
41.	ORLEN Transport Szczecin Sp. z o.o.	499	2 913
42.	ORLEN Wir Sp. z o.o.	481	5 225
43.	ORLEN Automatyka Sp.z o.o.	385	19 731
44.	Centrum Edukacji Sp. z o.o.	315	1 953
45.	ORLEN Medica Sp. z o.o	142	5 195
46.	ORLEN Projekt S.A.	130	85 894
47.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	101	19 075
48.	ORLEN Upstream Sp. z o.o.	16	2 170
49.	Wisła Płock Sportowa S.A.	11	11 699
50.	ORLEN Insurance	0	29 423
51.	Euronaft Trzebinia Sp. z o.o.	0	4 685
	Total	19 892 769	2 276 579

Transactions with affiliates were evaluated at the exchange rate representing an arithmetical mean of the average exchange rates set by the National Bank of Poland as at the last day of each month ended in a period from 1 January 2007 to 31 December 2007 – 3.7768 PLN/EUR; 2.7484 PLN/USD; 0.1361 PLN/CZK.

a) Transactions with PKN ORLEN S.A. Management and Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives

As at 31 December 2007 the ORLEN Group companies did not grant any loans to the persons fulfilling managing or supervisory functions or to their relatives.

In 2007 no material transactions were executed with PKN ORLEN S.A. Management or Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives.

b) Transactions with related entities via persons fulfilling supervisory functions in PKN ORLEN S.A. (PLN thousand)

In 2007 the persons fulfilling supervisory functions in PKN ORLEN S.A. submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Information disclosed about related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	517 764	540 735	110 127	49 695
Individuals	-	-	-	-

* Transactions in the period when the persons fulfilled functions in the supervisory authorities of PKN ORLEN S.A.

In the period concerned there were nine members of the Supervisory Board.

c) Transactions with related entities via persons fulfilling management functions in PKN ORLEN S.A.

In 2007 the Management Board members did not execute any transactions with related entities within the meaning of IAS 24 "Information disclosed about related entities".

d) Transactions executed by the key management staff members of PKN ORLEN S.A. with related entities

In 2007 the key management staff members did not execute any transactions within the meaning of IAS 24 "Information disclosed about related entities".

5.6 Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel, in accordance with IAS 24

The payments to the Management Board, Supervisory Board and key executive personnel include short-term employee benefits, post-employment benefits, other long-term benefits and compensation due in relation to the termination of employment, which have been paid, are due or, are potentially due in the period.

a) Remuneration of Management Board and Supervisory Board Members and key executive personnel in PKN ORLEN S.A. for 2007 (PLN thousand)

	2007
Remuneration of the Management Board Membrs of PKN ORLEN S.A.	**27 207**
including: compensation paid to the Management Board Members performing the function in 2007	20 421
remuneration due and potentially due	4 564
remuneration paid to other Management Board Members	1 956
remuneration potentially due to other Management Board Members	266
Remuneration of the Supervisory Board Memers of PKN ORLEN S.A.	**1 031**
Remuneration of key executive personnel of PKN ORLEN S.A.	**41 136**

b) Remuneration paid in 2007 to the Management Board Members of PKN ORLEN S.A. performing the function in 2007 (PLN thousand)

	remuneration	bonus for 2006	severance pays, non-competition, compensation	iInsurance policies*	Total
Igor Chalupec	84	1 297	3 220	8	4 609
Cezary Filipowicz	851	380	-	67	1 298
Dariusz Formela	363	-	-	18	381
Wojciech Heydel	1 154	1 049	-	76	2 279
Piotr Kownacki	1 444	-	-	75	1 519
Jan Macierewicz	231	676	1 620	11	2 538
Waldemar Maj	362	-	-	-	362
Krystian Pater	669	-	-	38	707
Cezary Smorszczewski	283	622	2 420	20	3 345
Krzysztof Szwedowski	851	307	-	57	1 215
Paweł Szymański	544	604	990	30	2 168
Total	**6 836**	**4 935**	**8 250**	**400**	**20 421**

* Expenses incurred by PKN ORLEN S.A.

c) Remuneration potentially due for 2007 and due for 2008 to the Management Board Members performing the function in 2007 (PLN thousand)

	potentially due*	severance pay, non-competition clause and compensation	Total
Igor Chalupec	37	140	177
Cezary Filipowicz	403	-	403
Dariusz Formela	146	-	146
Wojciech Heydel	1 148	-	1 148
Piotr Kownacki	717	-	717
Jan Maciejewicz	127	-	127
Waldemar Maj	228	-	228
Krystian Pater	323	-	323
Cezary Smorszczewski	155	220	375
Krzysztof Szwedowski	483	-	483
Paweł Szymański	347	90	437
Total	**4 114**	**450**	**4 564**

* Potentially due but not paid remuneration to the Management Board Members is due to the new bonus policy - Management by Objectives (MBO) which is in force from 1 January 2005

d) Remuneration of other Management Board Members of PKN ORLEN S.A. paid in 2007 (PLN thousand)

	Severance pays, non-competition, compensation *
Zbigniew Wróbel	**1 956**

* benefits paid based on amicable solution concluded

e) Remuneration potentially due to other Management Board Members of PKN ORLEN S.A. for previous years (PLN thousand)

	potentially due
Janusz Wiśniewski	**266**

f) Principles of incentives for key executive personnel (including the Management Board Members)

In 2005 new incentive system for key executive personnel of PKN ORLEN S.A. and ORLEN Group was introduced – Management by Objectives (MBO). New incentive system concerns Management Board and key executive personnel. Individuals participating in MBO are rewarded for individual goals realization and solidarity goal (SVA), set at the beginning of the period. The Supervisory Board sets goals for each Management Board Member. Set goals are of qualitative and quantitative nature and are assessed on the basis of Bonus Policy, after the end of a year to which they relate.

The value of bonus granted depends also on the solidarity objective, which is consolidated SVA for the ORLEN Group. When planned level of SVA is achieved, everybody receives bonus in full calculated amount. When the solidarity objective is not achieved, all employees are granted half of worked out bonus. Introduced system encourages employees to cooperation in achiving better results of the ORLEN Group.

g) Remuneration regarding non-competition clause and dissolution of the contract as a result of dismissal from the position held

Agreements concluded between issuer and managing persons constitute that the persons are obliged to obey a non-competition clause for 6 or 12 months, starting from the date of a termination or expiration of the contract. In the period members of the Management Board are entitled to receive remuneration in the amount of six or twelve monthly basic remuneration, paid in equal monthly installments.

Furthermore contracts include remuneration payments in case of dissolution of the contract as a result of dismissal from the position held. Remuneration amounts to six or twelve basic monthly remuneration.

h) Compensation paid to the Management Board and Supervisory Board of PKN ORLEN S.A. acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2007 (PLN thousand)

Management Board Members of PKN ORLEN S.A., acting in 2007 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL, where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN S.A. acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in Corporate Governance between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

Remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**2007**
Konstanty Brochwicz-Donimirski	47
Robert Czapla	112
Marek Drac-Tatoń	112
Raimondo Eggink	112
Zbigniew Macioszek	124
Agata Mikołajczyk	65
Wojciech Pawlak	47
Krzysztof Rajczewski	112
Wiesław Rozłucki	47
Ryszard Sowiński	47
Małgorzata Ślepowrońska	83
Jerzy Woźnicki	55
Janusz Zieliński	54
	1 017
Remuneration of the Supervisory Board Members of PKN ORLEN S.A in subsidiaries	
Małgorzata Ślepowrońska	14
Total remuneration of Supervisory Board Members of PKN ORLEN S.A.	**1 031**

The Chairman of the Supervisory Board of PKN ORLEN S.A. performing this function since 31 May 2007, acted simultaneously as Supervisory Board Member of Petrolot Sp. z o.o. from 31 August 2007 as the representative of PLL LOT S.A. and received the remuneration in the amount of PLN 14 thousand. Other Supervisory Board Members of PKN ORLEN S.A. did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of the ORLEN Group in 2007.

i) Remuneration of the Management Board, Supervisory Board Members and key executive personnel of PKN ORLEN S.A. in 2006 (PLN thousand)

	2006
Remuneration of the Management Board Members of PKN ORLEN S.A.	**19 437**
including: compensation paid to the Management Board Members performing the function in 2006	14 081
compensation due and potentially due	5 356
Remuneration of the Supervisory Board Members of the PKN ORLEN S.A.	**739**
Remuneration of key executive personnel of PKN ORLEN S.A.	**28 992**

j) Remuneration paid in 2006 to the Management Board Members of PKN ORLEN S.A. performing the function in 2006 (PLN thousand)

	salaries	bonus for 2005	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	1 939	1 250	-	98	3 287
Cezary Filipowicz	842	-	-	73	915
Wojciech Heydel	1 160	1 033	-	76	2 269
Piotr Kownacki	185	-	-	-	185
Jan Maciejewicz	1 091	776	-	43	1 910
Cezary Smorszczewski	1 328	626	-	80	2 034
Krzysztof Szwedowski	635	-	-	43	678
Paweł Szymański	854	609	-	51	1 514
Dariusz Witkowski	216	196	840	37	1 289
Total	**8 250**	**4 490**	**840**	**501**	**14 081**

* Expenses incurred by PKN ORLEN S.A.

k) Remuneration due and potentially due for 2006 to the Management Board Members performing the function in 2006 (PLN thousand)

	potentially due *
Igor Chalupec	1 247
Cezary Filipowicz	506
Wojciech Heydel	1 154
Jan Maciejewicz	600
Cezary Smorszczewski	643
Krzysztof Szwedowski	408
Paweł Szymański	604
Dariusz Witkowski	194
Total	**5 356**

* Potentially due but not paid remuneration to the Management Board Members is due to the new bonus policy - Management by Objectives (MBO) which is in force from 1 January 2005. Bonus has been calculated based on preliminary assessment of realization of goals of Members of the Management Boards of PKN ORLEN S.A. performed by the Supervisory Board of PKN ORLEN S.A.

l) Compensation of the Management Board and Supervisory Board Members of PKN ORLEN S.A. acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2006 (PLN thousand)

Management Board Members of PKN ORLEN, acting in 2006 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL a.s., where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in Corporate Governance Order between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

In 2006, the Supervisory Board Members did not perform any functions in Management or Supervisory Boards of subsidiaries, jointly controlled companies or associates of the ORLEN Group.

Remuneration of Supervisory Board Members of PKN ORLEN S.A.	**2006**
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska – Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration of Supervisory Board Membres of PKN ORLEN S.A.	**739**

5.7 Remuneration under an agreement with an entity authorised to audit financial statements, due or paid for the audit and review of the financial statements (PLN thousand)

In the period concerned by these financial statements the auditor of PKN ORLEN S.A. has been KPMG Audyt Sp. z o.o. In accordance with the agreement signed on 30 May 2005 for the period of 2005 - 2007 it is in charge of interim reviews and audit of consolidated and unconsolidated financial statements starting from the 2nd quarter of 2005. On 23 August 2007 the Supervisory Board of PKN ORLEN S.A. appointed KPMG Audyt Sp. z o.o. as an entity authorized to audit and perform reviews of non-consolidated and consolidated financial statements of PKN ORLEN S.A. and key entities from the ORLEN Group for years 2008 to 2009.

	for the year ended 31 December 2007	for the year ended 31 December 2006
Fees for the audit payable to KPMG Audyt Sp. z o.o.*	1 414	1 414
Fees for related services payable to KPMG Audyt Sp. z o.o.**	1 118	1 282
	2 532	2 696

* The audit fees include amounts payable to the entity authorized to audit financial statements in relation to professional services consisting in auditing unconsolidated and consolidated financial statements of PKN ORLEN S.A. as well as in review of the quarterly and half-yearly financial statements of the same.

** The fees payable for related services include other amounts paid to the entity authorized to audit financial statements. The fees cover services connected with audit or review of the unconsolidated and consolidated financial statements, other than those covered by the item "Fees payable for the audit".

In 2005, a procedure on soliciting additional services with the chartered accountant and entities related with the latter was introduced at PKN ORLEN S.A.. The Audit Committee of the Supervisory Board makes the decision on awarding contracts to the Auditor for additional services.

5.8 Changes in the composition of the management and supervisory authorities in PKN ORLEN S.A. during the last financial year

The Members of PKN ORLEN S.A. Management Board are appointed and dismissed by the Supervisory Board. In a period from 1 January 2007 to 31 December 2007 the Management Board of PKN ORLEN S.A. was composed of the following person:

Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations by 18.01.2007. President of the Management Board, Chief Executive Officer from 18.01.2007.
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Trading
Wojciech Heydel	Vice-President of the Management Board, Sales.
Waldemar Maj	Vice-President of the Management Board from 3.09.2007. Vice-President of the Management Board, CFO from 4.09.2007.
Krzysztof Szwedowski	Management Board Member, Organisation and Capital Group by 30.01.2007. Management Board Member, Organisation from 30.01.2007. Management Board Member, Organisation and Support from 20.03.2007. Management Board Member, IT & Procurement from 31.07.2007.
Krystian Pater	Management Board Member from 15.03.2007. Management Board Member, Production from 20.03.2007.
Dariusz Formela	Management Board Member from 30.07.2007. Management Board Member, Organisation and Capital Group from 31.07.2007.
Paweł Szymański	Management Board Member, CFO by 19.04.2007. Vice-President of the Management Board, CFO from 19.04.2007 by 30.07.2007.

Igor Chalupec	President of the Management Board, CEO by 18.01.2007.
Cezary Smorszczewski	Vice-President of the Management Board, Capital Investments by 15.03.2007.
Jan Maciejewicz	Vice-President of the Management Board, Cost Management by 15.03.2007.

PKN ORLEN S.A. Supervisory Board Members are appointed by the General Meeting of Shareholders. In 2007 the operations of PKN ORLEN S.A. were supervised by the Supervisory Board composed by:

Małgorzata Ślepowrońska	Chairman of the Supervisory Board from 31.05.2007.
Zbigniew Macioszek	Chairman of the Supervisory Board by 31.05.2007. Supervisory Board Member from 31.05.2007.
Jerzy Woźnicki	Supervisory Board Member from 31.05.2007 to 30.11.2007. Vice Chairman of the Supervisory Board from 25.06.2007 to 30.11.2007.
Krzysztof Rajczewski	Supervisory Board Member. Secretary of the Supervisory Board from 25.06.2007.
Robert Czapla	Supervisory Board Member.
Marek Drac-Tatoń	Supervisory Board Member.
Raimondo Eggink	Supervisory Board Member. Vice Chairman of the Supervisory Board from 20.12.2007.
Agata Mikołajczyk	Supervisory Board Member from 31.05.2007.
Janusz Zieliński	Supervisory Board Member from 6.07.2007.
Wojciech Pawlak	Vice Chairman of the Supervisory Board by 31.05.2007.
Ryszard Sowiński	Secretary of the Supervisory Board by 31.05.2007.
Konstanty Brochwicz-Donimirski	Supervisory Board Member by 31.05.2007.
Wiesław Rozłucki	Supervisory Board Member by 31.05.2007.

5.9 Number of PKN ORLEN S.A. shares and shares in other ORLEN Group companies held by the person fulfilling management or supervisory functions in PKN ORLEN S.A.

As at 31 December 2007, Raimondo Eggink, Supervisory Board Member held 2,950 shares in PKN ORLEN S.A.

5.10 Shareholding of PKN ORLEN S.A.

Shareholding of PKN ORLEN S.A. as at 31 December 2007

	Number of shares	Number of votes	Nominal value of shares (in PLN)	Share in the share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10.20%
Pozostali	309 998 865	309 998 865	387 498 581	72.48%
Razem	427 709 061	427 709 061	534 636 326	100.00%

No agreements are known which in the future could provide for any changes to be introduced in the proportions of shares held by the existing shareholders.

5.11 PKN ORLEN S.A. on the capital market

The shares of PKN ORLEN S.A. are listed at the Warsaw Stock Exchange (Warszawska Giełda Papierów Wartościowych w Warszawie S.A.) and in the form of Global Deposit Receipts (GDR) at the London Stock Exchange. GDRs are also traded in the United States on the OTC market. The share capital of PKN ORLEN S.A. is divided into 427,709,061 ordinary bearer shares of a nominal value of PLN 1.25 each.

The depositary of PKN ORLEN S.A. deposit receipts is The Bank of New York. At the London Stock Exchange the traded unit is 1 GDR, which represents two shares of PKN ORLEN S.A.

In 2007, the average rate of PKN ORLEN S.A. shares was recorded at the level of 51.57 PLN per share, i.e. by 7.1% less than the value recorded in 2006. As at the end of 2007 the capitalization amounted to PLN 22.2 billion while at the end of 2006 it was PLN 20.4 billion.


PKN ORLEN S.A. 2007 QUOTATION CHART
WIG20 %
PKN %
130%
120%
110%
100%
90%
80%
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

**Management Board Report on Operations
of the Polski Koncern Naftowy ORLEN Spółka Akcyjna
for 2007
submitted by the Management Board composed of:**

....
Piotr Kownacki
President
Absent (suspended)

....
Cezary Filipowicz
Vice-President

....
Wojciech Heydel
Vice-President
(Acting as President)

....
Waldemar May
Vice-President

....
Dariusz Formela
Member of the Board

....
Krystian Pater
Member of the Board

....
Krzysztof Szwedowski
Member of the Board

Płock, 22 April 2008

Polski Koncern Naftowy ORLEN

Spółka Akcyjna

Opinion and Report of the Independent Auditor Financial Year ended 31 December 2007

The opinion contains 2 pages
The report supplementing the auditor's opinion
contains 14 pages
Opinion of the independent auditor
and report supplementing the auditor's opinion
on the unconsolidated financial statements
for the financial year ended
31 December 2007

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

This document is a free translation of the Polish original. Terminology current in Anglo-Saxon countries has been used where practicable for the purposes of this translation in order to aid understanding. The binding Polish original should be referred to in matters of interpretation.

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna

We have audited the accompanying unconsolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A.), seated in Płock, 7 Chemików Street ("the Company"), which comprise the balance sheet as at 31 December 2007, with total assets and total liabilities and equity of PLN 31,969,707 thousand, the profit and loss account for the year then ended with a net profit of PLN 2,759,859 thousand, the statement of changes in equity for the year then ended with an increase in equity of PLN 2,823,996 thousand, the cash flow statement for the year then ended with a decrease in cash amounting to PLN 141,047 thousand, and notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management of the Company is responsible for the accuracy of the accounting records and the preparation and fair presentation of these unconsolidated financial statements in accordance with International Financial Reporting Standards, as adopted by European Union and with other applicable regulations. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility, based on our audit, is to express an opinion on these unconsolidated financial statements, and whether the financial statements are derived from properly maintained accounting records. We conducted our audit in accordance with section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) ("the Accounting Act"), the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accounting records from which they are derived are free of material misstatements.

KPMG

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying unconsolidated financial statements of PKN ORLEN S.A. have been prepared and present fairly in all material respects the financial position of the Company as at 31 December 2007 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, are in compliance with the respective regulations and the provisions of the Company's Statute that apply to the Company's unconsolidated financial statements and have been prepared from accounting records, that in all material respects have been properly maintained.

Other Matters

As required under the Accounting Act we also report that the Report on the Company's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the unconsolidated financial statements.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 22 April 2008

TRANSLATION

KPMG

Polski Koncern Naftowy ORLEN

Spółka Akcyjna

Report supplementing the auditor's opinion on the unconsolidated financial statements

Financial Year ended

31 December 2007

The report supplementing the auditor's opinion
contains 14 pages
Report supplementing the auditor's oppinion
on the unconsolidated financial statements
for the finanacial year ended
31 December 2007

PKN ORLEN SA
SEC File
82-5036

This document is a free translation of the Polish original. Terminology current in Anglo-Saxon countries has been used where practicable for the purposes of this translation in order to aid understanding. The binding Polish original should be referred to in matters of interpretation

Contents

1 General

1.1 General information about the Company

1.1.1 Company name

Polski Koncern Naftowy ORLEN Spółka Akcyjna

1.1.2 Registered office

7 Chemików Street
09-411 Płock

1.1.3 Registration in the National Court Register

Registration court:	District Court in Warsaw, XXI Commercial Department of the National Court Register
Date:	19 July 2001
Registration number:	KRS 0000028860

1.1.4 Tax Office and Provincial Statistical Office registration

NIP number:	774-00-01-454
REGON:	610188201

1.2 Auditor information

Name:	KPMG Audyt Sp. z o.o.
Registered office:	Warsaw
Address:	ul. Chłodna 51, 00-867 Warsaw
Registration number:	KRS 0000104753
Registration court:	District Court for the Capital City Warsaw in Warsaw, XII Commercial Department of the National Court Register
Share capital:	PLN 125,000
NIP number:	526-10-24-841

KPMG Audyt Sp. z o.o. is entered in the register of entities authorised to audit financial statements under number 458.

1.3 Legal status

1.3.1 Share capital

Polski Koncern Naftowy ORLEN Spółka Akcyjna (the "Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Płock, Chemików 7.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spółka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Company adopted a resolution on the merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN in to the Company in accordance with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

According to the Commercial Register the share capital of the Company amounted to PLN 534,636 thousand as at 31 December 2007 divided into 427,709,061 ordinary shares with a nominal value of PLN 1.25 each. On 1 January 2004 - transition date to IFRS as adopted by the European Union the share capital has been restated by an amount of PLN 522,999 thousand in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". After the restatement share capital presented in the financial statements as at 31 December 2007 amounts to PLN 1,057,635 thousand.

As at 31 December 2007, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Voting rights (%)	Nominal value of shares PLN	Percentage of share capital (%)
Nafta Polska S.A.	74,076,299	17.3%	92,595,374	17.3%
State Treasury	43,633,897	10.2%	54,542,371	10.2%
Others	309,998,865	72.5%	387,498,581	72.5%
	427,709,061	100.0%	534,636,326	100.0%

1.3.2 Related parties

The Company is a member of the PKN ORLEN S.A. Group.

1.3.3 Management of the Company

The Management Board is responsible for management of the Company.

At 31 December 2007, the Management Board of the Company was comprised of the following members:

- Piotr Kownacki - President of the Board of Directors, Chief Executive Officer,
- Cezary Filipowicz - Vice President of the Board of Directors, Upstream and Crude Oil Procurement,
- Wojciech Heydel - Vice President of the Board of Directors, Sales,

- Waldemar Maj - Vice President of the Board of Directors, Chief Financial Officer,
- Dariusz Formela - Member of the Board of Directors, Organisation and Capital Group,
- Krystian Pater - Member of the Board of Directors, Production,
- Krzysztof Szwedowski - Member of the Board of Directors, Purchases and IT.

During 2007 the following changes in the composition of the Management Board of the Company occurred:

On 18 January, The Supervisory Board of PKN ORLEN S.A. dismissed Mr. Igor Chalupec from the position of President of PKN ORLEN S.A. Management Board, effective from 18 January 2007. Mr. Igor Chalupec held position of the President of the PKN ORLEN S.A. Management Board from 1 October 2007. At the same time, the Supervisory Board of PKN ORLEN S.A. appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, to the position of the President of the PKN ORLEN S.A. Management Board.

On 15 March 2007, the Supervisory Board of PKN ORLEN S.A., dismissed at the request of the person concerned Mr. Jan Maciejewicz from position of Vice President of PKN ORLEN S.A. Management Board responsible for Cost Management, effective from 15 March 2007. Besides, following the motion of the President of PKN ORLEN S.A. Management Board, the Supervisory Board dismissed Mr. Cezary Smorszczewski from the position of Vice President of the Management Board, Chief Investment Officer. At the same time, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board appointed Mr. Krystian Pater to the position of the Member of the Management Board.

On 19 April 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, appointed Mr. Paweł Szymański, the Memeber of the Board to the position of the Vice President of the Management Board.

On 30 July 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, dismissed Mr. Paweł Szymański, from the position of the Vice President of the Management Board, effective from 30 July 2007. At the same time, the Supervisory Board appointed Mr. Dariusz Formela to the position of the Member of the PKN ORLEN S.A. Management Board effective from 30 July 2007.

On 23 August 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, appointed Mr. Waldemar Maj, to the position of the Vice President of the Management Board, effective from 3 September 2007.

After 31 December 2007 there were the following changes in the Management Board of PKN ORLEN S.A.:

On 29 February 2008, the Supervisory Board decided to suspend Mr. Piotr Kownacki, the President of the Management Board.

At the same time, the Supervisory Board decided that for the time of suspension of Mr. Piotr Kownacki, Mr. Wojciech Heydel, Vice President of the Management Board will hold the rights the President of the Management Board.

As at the date of publication of this report the Management Board of the Company comprised the following members:

- Piotr Kownacki - President of the Board of Directors, Chief Executive Officer (suspended),
- Cezary Filipowicz - Vice President of the Board of Directors, Upstream and Crude Oil Procurement,
- Wojciech Heydel - Vice President of the Board of Directors, Sales (acting as President of the Board of Directors),
- Waldemar Maj - Vice President of the Board of Directors, Chief Financial Officer,
- Dariusz Formela - Member of the Board of Directors, Organisation and Capital Group,
- Krystian Pater - Member of the Board of Directors, Production,
- Krzysztof Szwedowski - Member of the Board of Directors, Purchases and IT.

1.3.4 Scope of activities

The business activities listed in the Company's Statute include the following:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on commission and as a consignee, including in particular: trade in crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trading in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade in shares and interests in domestic and foreign trade,
- providing services in respect of the clearance of electronic fuel cards,
- extraction and exploration of a crude oil,
- extraction and exploration of natural gas.

1.4 Prior period financial statements

The unconsolidated financial statements for the period ended 31 December 2006 were audited by KPMG Audyt Sp. z o.o. and received an unqualified opinion.

The unconsolidated financial statements were approved at the General Meeting on 31 May 2007 where it was resolved to allocate the profit for the prior financial year of PLN 2,199,876 thousand as follows:

- reserve capital – PLN 2,195,876,021.08,
- Social Fund – PLN 4,000,000.00.

The closing balances as at 31 December 2006 have been properly recorded as the opening balances of the audited year.

The unconsolidated financial statements were submitted to the Registry Court on 16 July 2007 and were published in Monitor Polski B No. 1856 on 16 November 2007.

1.5 Audit scope and responsibilities

This report was prepared for the General Meeting of PKN ORLEN S.A., seated in Płock, 7 Chemików Street and relates to the unconsolidated financial statements comprising: the balance sheet as at 31 December 2007 with total assets and total liabilities and equity of PLN 31,969,707 thousand, the profit and loss account for the year then ended with a net profit of PLN 2,759,859 thousand, the statement of changes in equity for the year then ended with an increase in equity of PLN 2,823,996 thousand, the cash flow statement for the year then ended with a decrease in cash amounting to PLN 141,047 thousand and notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

The audited Company prepares its unconsolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union on the basis of the decision of Extraordinary General Meeting of the PKN ORLEN S.A. dated 30 December 2004.

The unconsolidated financial statements have been audited in accordance with the contract dated 30 May 2005, concluded on the basis of the resolution of Supervisory Board dated 21 January 2005 on the appointment of the auditor.

We conducted the audit in accordance with section 7 of the Accounting Act, the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing.

We audited the unconsolidated financial statements in the Company's head office during the period from 1 March 2008 to 22 April 2008.

Management of the Company is responsible for the accuracy of the accounting records and the preparation and fair presentation of the unconsolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and with other applicable regulations.

Our responsibility is to express an opinion, and to prepare a supplementing report, on the unconsolidated financial statements, and whether the unconsolidated financial statements are derived from properly maintained accounting records, based on our audit.

Management of the Company submitted a statement dated the same date as this report as to the true and fair presentation of the unconsolidated financial statements presented for audit, which confirmed that there were no undisclosed matters which could significantly influence the information presented in the unconsolidated financial statements.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Audyt Sp. z o.o., the members of its Management Board and Supervisory Board and other persons involved in the audit of the unconsolidated financial statements of the Company fulfil independence requirements. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

2 Financial analysis of the Company

2.1 Summary of the unconsolidated financial statements

2.1.1 Balance sheet

ASSETS	31.12.2007 PLN '000	% of total	31.12.2006 PLN '000	% of total
Non-current assets				
Property, plant and equipment	8,472,139	26.5	8,001,116	29.1
Intangible assets	58,592	0.2	42,806	0.2
Long-term financial assets	32,796	0.1	32,652	0.1
Investments in associates	11,252,587	35.2	10,791,463	39.3
Loans granted	47,000	0.1	5,589	0.0
Perpetual usufruct of land	78,659	0.2	75,948	0.3
Other non-current assets	16,426	0.1	46,980	0.2
Total non-current assets	19,958,199	62.4	18,996,554	69.2
Current assets				
Inventory	6,753,486	21.1	4,515,736	16.4
Trade and other receivables	4,746,410	14.9	3,475,623	12.7
Income tax receivable	76,575	0.3	55,394	0.2
Other financial assets	199,798	0.6	55,446	0.2
Loans granted	5,461	0.0	3,387	0.0
Short-term prepayments	57,486	0.2	55,396	0.2
Cash and cash equivalents	166,142	0.5	307,315	1.1
Financial assets classified as held for sale	6,150	0.0	6,150	0.0
Total current assets	12,011,508	37.6	8,474,447	30.8
TOTAL ASSETS	31,969,707	100.0	27,471,001	100.0

EQUITY AND LIABILITIES	31.12.2007 PLN '000	% of total	31.12.2006 PLN '000	% of total
Equity				
Share capital	1,057,635	3.3	1,057,635	3.9
Share premium	1,227,253	3.8	1,227,253	4.5
Hedging reserve	87,584	0.3	23,447	0.1
Retained earnings	15,461,110	48.4	12,701,251	46.2
Total equity	17,833,582	55.8	15,009,586	54.7
Liabilities				
Interest-bearing loans and borrowings	6,500,200	20.3	3,495,630	12.7
Provisions	453,971	1.4	475,737	1.7
Deferred tax liabilities	295,350	0.9	228,199	0.8
Other long term liabilities	39,546	0.1	50,286	0.2
Total non-current liabilities	7,289,067	22.7	4,249,852	15.4
Trade and other liabilities and accrued expenses	5,788,892	18.1	4,457,301	16.2
Provisions	596,254	1.9	604,812	2.2
Interest-bearing loans and borrowings	440,262	1.4	3,139,842	11.5
Deferred income	985	-	1,081	-
Other current financial liabilities	20,665	0.1	8,527	0.0
Total current liabilities	6,847,058	21.5	8,211,563	29.9
Total liabilities	14,136,125	44.2	12,461,415	45.3
TOTAL EQUITY AND LIABILITIES	31,969,707	100.0	27,471,001	100.0

2.1.2 Profit and loss account

	1.01.2007 - 31.12.2007 PLN '000	% of total sales	1.01.2006 - 31.12.2006 PLN '000	% of total sales
Revenue				
Sales of finished goods	35,782,667		33,841,496	
Excise tax and other charges	(11,133,630)		(9,450,413)	
Revenues from sale of finished goods	24,649,037		24,391,083	
Revenues from sale of merchandise and raw materials	19,675,131		9,888,116	
Excise tax and other charges	(1,620,500)		(778,165)	
Revenues from sale of merchandise and raw materials	18,054,631		9,109,951	
Net sales revenue	42,703,668	100.0%	33,501,034	100.0%
Cost of finished goods	(20,812,723)	-48.7%	(20,883,850)	-62.3%
Cost of merchandise and raw materials	(17,327,593)	-40.6%	(8,558,853)	-25.5%
Cost of goods and merchandise aand raw materials	(38,140,316)	-89.3%	(29,442,703)	-87.9%
Gross profit on sales	4,563,352	10.7%	4,058,331	12.1%
Other operating income	(1,686,709)	-3.9%	(1,457,965)	-4.4%
Distribution expenses	(691,039)	-1.6%	(549,174)	-1.6%
Administrative expenses	192,224	0.5%	253,560	0.8%
Other operating expenses	(284,634)	-0.7%	(303,746)	-0.9%
Operating profit before financing costs	2,093,194	4.9%	2,001,006	6.0%
Finance income	1,543,086	3.6%	891,903	2.7%
Finance expenses	(378,811)	-0.9%	(290,680)	-0.9%
Net finance profits/costs	1,164,275	2.7%	601,223	1.8%
Profit before tax	3,257,469	7.6%	2,602,229	7.8%
Income tax expense	(497,610)	-1.2%	(402,353)	-1.2%
Profit for the period	2,759,859	6.5%	2,199,876	6.6%
Profit for the period				
Basic earnings per share (PLN)	6.45		5.14	
Diluted earnings per share (PLN)	6.45	-	5.14	-

2.2 Selected financial ratios

		2007	2006	2005
1.	**Return on sales**			
	profit for the period x 100% / revenue	6.5%	6.6%	11.1%
2.	**Return on equity**			
	profit for the period x 100% / equity - profit for the period	18.3%	17.2%	24.4%
3.	**Debtors' days**			
	average trade receivables (gross) x 365 days / revenue	32 days	31 days	35 days
4.	**Debt ratio**			
	liabilities x 100% / equity and liabilities	44.2%	45.4%	33.0%
5.	**Current ratio**			
	current assets / current liabilities	1.8	1.0	1.8

- Net revenues are comprised of the sale of finished products, merchandise and raw materials.
- Average trade receivables represent the average of trade receivables at the beginning and at the end of the period, excluding allowances for receivables.

2.3 Interpretation of selected financial ratios

Return on sales

Return on sales remained on the comparable level to 2006. The decrease as compared to 2005 resulted from the decrease in Ural/ Brent differential, lower crack margins on refining products, increase in the average commodity price for Brent crude oil as well as the commencing of crude oil sales to Unipetrol Rafinerie a.s. and Mazeikiu Nafta.

Return on equity

Return on equity increased comparing to 2006 due to higher net profit for the year 2007.

Debtors' days

Debtors' days ratio remained on the comparable level to 2006.

Debt ratio

Debt ratio remained on the comparable level to 2006. The increase compared to 2005 is mainly attributed to an increased of credit facilities connected with purchase of AB Mazeiku Nafta shares.

Current ratio

Current ratio increased in 2007 as compared to the prior year due to significant increase in current assets, especially inventory due to changes in regulations concerning mandatory reserves.

PKN ORLEN SA
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3 Detailed report

3.1 Proper operation of the accounting system

The Company maintains current documentation describing the applied accounting principles, adopted by the Management Board, to the extent required by Art. 10 of the Accounting Act.

During the audit of the financial statements, we tested, on a sample basis, the operation of the accounting system. Our assessment covered in particular:

- appropriateness and consistency of the accounting principles used,
- correctness of the documentation of business transactions,
- fairness, accuracy and verifiability of the books of account, including the matching of accounting entries with supporting documentation and the financial statements,
- compliance of the adopted policies relating to safeguarding of accounting records, books of account and the financial statements with the Accounting Act.

On the basis of the work performed we have not identified material irregularities in the accounting system which have not been corrected and that could have a material impact on the financial statements. Our audit was not conducted for the purpose of expressing a comprehensive opinion on the operation of the accounting system.

3.2 Asset verification

The Company performed a physical verification of assets in accordance with the requirements and time frame specified in Art. No. 26 of the Accounting Act. The following categories of assets were included in the verification:

- cash,
- inventories,
- trade receivables.

Count differences have been recorded in the period covered by the unconsolidated financial statements.

3.3 Notes to the financial statements

All information included in the notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes, is, in all material respects, presented accurately and completely. This information should be read in conjunction with the unconsolidated financial statements taken as a whole.

3.4 Report on the Company's activities

The Report on the Company's activities includes, in all material respects, information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the unconsolidated financial statements.

3.5 Information on the opinion of the independent auditor

Based on our audit of the unconsolidated financial statements as at and for the year ended 31 December 2007, we have issued an unqualified opinion.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 22 April 2008

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

PKN ORLEN report regarding the application of corporate governance rules in 2007

TABLE OF CONTENTS

PKN ORLEN SA
SEC File
82-5036

1. Indication of the corporate governance rules which were not applied by PKN ORLEN in 2007

In 2007 PKN ORLEN applied all the rules presented in the set of Best Practice in Public Companies 2005 except from one rule, no 20, which says that at least half of the Supervisory Board Members should be characterized as "independent" members. Implementation of this rule by PKN ORLEN, which was suggested in 2005 during the Ordinary General Meeting of PKN ORLEN, was not accepted by Company's Shareholders.

However, during 11 months of the year 2007 (until 30 November 2007, i.e. the date of resignation Mr. Jerzy Woznicki from the Supervisory Board), PKN ORLEN has applied the best practices rule, which is obligatory in the current amended set of best practice, and which relates to the number of independent Members of the Supervisory Board, i.e. two of the PKN ORLEN Supervisory Board Members complied with the independent criteria defined in PKN ORLEN's Articles of Association.

2. Description of the PKN ORLEN General Meeting of Shareholders' mode of action and its major responsibilities as well as the description of shareholder rights and way of their realisation

The mode of action for PKN ORLEN's General Meeting and its major competencies are regulated by PKN ORLEN Articles of Association and the Constitution of the General Meeting of Shareholders of PKN ORLEN. The above mentioned documents are available on PKN ORLEN's website (www.orlen.pl) in the "corporate governance" section.

Convening and recalling of PKN ORLEN's General Meeting of Shareholders

A General Meeting of Shareholders is convened by the Management Board in the situations specified in the Company's Articles of Association or Code of Commercial Companies. An ordinary General Meeting of Shareholders should be held within six months from the end of every financial year for the Company.

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion.

The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

A General Meeting of Shareholders is convened by an announcement in the official newspaper of the Republic of Poland "Monitor Sądowy i Gospodarczy" at least three weeks before the date of the Meeting. Moreover the Company, in accordance with the law relating to public companies' disclosure obligations, releases for public information the relevant regulatory announcement regarding the convention of the General Meeting of Shareholders – at least 22 days prior to the General Meeting of Shareholders, but not later than on the day of transferring the release to the "Monitor Sądowy i Gospodarczy".

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time by placing a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

Apart from the requirements of the law saying that the publication of the drafts of resolutions should take place at least 8 days prior to the General Meeting, PKN ORLEN - aiming to enable its Shareholders to read and judge the resolutions - is releasing the draft resolutions at least 22 days before the General Meeting of Shareholders.

The set of information materials, which are presented to Shareholders at the General Meeting, especially including draft resolutions to be passed by the General Meeting, as well as other essential information materials together with the rationaleand opinion of the Supervisory Board, PKN ORLEN makes available at least one week prior to the General Meeting of Shareholders (copies of the Management Board Report on

Operations and financial statements together with the copy of the Supervisory Board report and the opinion of the expert auditor, which the Company makes available at least 15 days prior to the General Meeting of Shareholders) at PKN ORLEN's headquarters in Plock and in its Warsaw office. The information materials are also available on PKN ORLEN's website: www.orlen.pl).

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.

For Shareholders who are not able to attend the General Meeting in person, the Company organises an Internet web cast which is simultaneously translated into English.

In the past, the Company offered to its Shareholders the option to vote at the General Meeting via the Internet. Due to the lack of interest in this service, Company decided to temporarily withdraw this voting method.

A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and the date of the General Meeting is changed in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the Meeting.

The competences of the PKN ORLEN General Meeting of Shareholders

The competence of the General Meeting of Shareholders is in particular the following:

- consideration and approval of the Company's financial statements, annual report on the Company's performance, consolidated financial statements of the Company's capital group and the financial statements of the capital group for the previous financial year,
- acknowledging the fulfilment of duties of the Supervisory Board and Management Board members,
- deciding on the allocation of profit and the covering of losses as well as on the use of funds created from profit, with restrictions on special regulations designating a different way for their use,
- appointing the Supervisory Board members and establishing principles for their remuneration,
- increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company's Articles of Association,
- passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management,
- approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property right on such enterprise or its self-operating part,

- granting consent for the sale of a real estate, perpetual usufruct or share in the real estate, whose net book value exceeds one twentieth of the Company's initial capital,
- proposing changes to the Company's Articles of Association,
- creating and liquidating supplementary capitals and other capitals and Company's funds,
- passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption,
- issuing convertible bonds or bonds with pre-emptive rights,
- passing resolutions on winding-up the Company, its liquidation, restructuring and merger with another company.

Purchase of a real estate, perpetual usufruct or a share in a real estate, regardless of its value, as well as disposal of a real estate, perpetual usufruct or a share in a real estate, which net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders.

Voting at the PKN ORLEN General Meeting of Shareholders

Subject to different provisions stated in the Code of Commercial Companies and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain."

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with a majority of 90 % of votes cast.

Resolutions regarding the removal of an item from the agenda or a decision not to consider an issue placed on the agenda on the motion of shareholders require a majority of 75 % of votes cast, with the reservation that the shareholders present at the General Meeting who had placed the motion to include such an issue on the agenda, gave approval for its removal or decided not to consider that issue.

One share gives the right to one vote at the General Meeting of Shareholders. The voting rights of the Company's shareholders is restricted in such a way that on the General Meeting of Shareholders none of them (aside from the exceptions indicated in the PKN ORLEN Articles of Association) can exercise more than 10 % of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place. At present PKN ORLEN is working to adjust the rules regarding the way of voting at the General Meeting of Shareholders to the commonly binding regulations and to propose once again to Shareholders introducing relevant changes to the PKN ORLEN Articles of Association.

The shareholders participate and exercise their voting rights in person or through a dully authorised representatives.

Participation in the General Meeting of Shareholders of PKN ORLEN

Participation in the General Meeting of Shareholders is permitted on condition of submitting a certificate at the latest one week prior to the Meeting, at the Company's headquarters in Plock, Poland. The certificates should state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the General Meeting.

No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report to be subjected to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders.

Other persons can participate in the General Meeting of Shareholders on condition that they are invited by the body calling for the General Meeting of Shareholders or allowed in by the Chairman. Such persons can, in particular, be auditors, legal and financial advisors or employees of the Company. PKN ORLEN, in accordance to the law regulations and the Company's interest, enables the participation of media representatives on the General Meetings.

For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in the commercial code.

Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers to the General Meeting's attendees' questions is made with the consideration of the fact that PKN ORLEN, as a public company, executes its information disclosure obligations in line with the capital market regulations, and the amount of information given to shareholders cannot be made in another manner than that set out in the regulations.

The Observer appointed by the Ministry of the State Treasury is allowed to take part in the General Meeting of Shareholders. Till the moment of publication of this report the Ministry of the State Treasury has not appointed Observer in PKN ORLEN.

PKN ORLEN pays particular attention to actions that improve Company's communication with the external environment. For Shareholders who are not able to attend the General Meeting of Shareholders in person, the Company organises an Internet web cast which is simultaneously translated into English.

On PKN ORLEN's website there is a special section for the disclosure of information regarding the General Meeting of Shareholders, in which is set out information relating to the forthcoming General Meetings of Shareholders as well as archive

materials from the previous Meetings including passed resolutions and audio-video recording files concerning the General Meetings' Internet transmissions.

3. Personal composition and rules of performance of PKN ORLEN's Management Board and Supervisory Board and Committees

Personal composition of the PKN ORLEN Management Board in 2007

The following persons have held positions of Members of the Management Board of PKN ORLEN:

Name	Function in the PKN ORLEN Management Board
Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations Office until 18 January 2007 President of the Management Board, Chief Executive Officer from 18 January 2007
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Trading
Wojciech Heydel	Vice-President of the Management Board, Chief Sales Officer
Waldemar Maj	Vice-President of the Management Board from 3 September 2007 Vice-President of the Management Board, Chief Financial Officer from 4 September 2007
Krzysztof Szwedowski	Member of the Management Board, Organisation and Capital Group, until 30 January 2007 Member of the Management Board, Organisation, from 30 January 2007 Member of the Management Board, Organisation and Support Functions from 20 March 2007 Member of the Management Board, Procurement and IT from 31 July 2007.
Krystian Pater	Member of the Management Board from 15 March 2007 Head of Production from 20 March.2007
Dariusz Formela	Member of the Management Board from 30 July 2007 Member of the Management Board, Organisation and Capital Group, from 31 July 2007
Paweł Szymański	Member of the Management Board, Chief Financial Officer until 19 April 2007 Vice-President of the Management Board, Chief Financial Officer from 19 April 2007 until 30 July 2007
Igor Chalupec	President of the Management Board, Chief Executive Officer until 18 January 2007
Cezary Smorszczewski	Vice-President of the Management Board, Capital Investments, until 15 March 2007
Jan Maciejewicz	Vice-President of the Management Board, Cost Optimisation, until 15 March 2007

Personal composition of the PKN ORLEN Supervisory Board in 2007

In 2007, PKN ORLEN was supervised by the Supervisory Board of the following composition:

Name	Function in the PKN ORLEN's Supervisory Board
Małgorzata Ślepowrońska	Chairman of the Supervisory Board from 31 May 2007
Zbigniew Macioszek	Chairman of the Supervisory Board until 31 May 2007 Member of the Supervisory Board from 31 May 2007
Jerzy Woźnicki	Member of the Supervisory Board from 31 May 2007 until 30 November 2007 Deputy Chairman of the Supervisory Board from 25 June 2007 until 30 November 2007
Krzysztof Rajczewski	Member of the Supervisory Board Secretary of the Supervisory Board from 25 June 2007
Robert Czapla	Member of the Supervisory Board
Marek Drac-Taton	Member of the Supervisory Board
Raimondo Eggink	Member of the Supervisory Board Deputy Chairman of the Supervisory Board from 20 December 2007
Agata Mikołajczyk	Member of the Supervisory Board from 31 May 2007
Janusz Zieliński	Member of the Supervisory Board from 6 July 2007
Wojciech Pawlak	Deputy Chairman of the Supervisory Board until 31 May 2007
Ryszard Sowiński	Secretary of the Supervisory Board until 31 May 2007
Konstanty Brochwicz-Donimirski	Member of the Supervisory Board until 31 May 2007
Wiesław Rozłucki	Member of the Supervisory Board until 31 May 2007

Personal composition of the PKN ORLEN Supervisory Board Committees in 2007

Name	Function in the Committee of PKN ORLEN's Supervisory Board
Audit Committee	
- from 1 January 2007 until 31 May 2007	
Raimondo Eggink	Chairman, Independent Member of the Supervisory Board
Marek Drac – Tatoń	Member
Krzysztof Rajczewski	Member
Wiesław Rozłucki	Member, Independent Member of the Supervisory Board
Ryszard Sowiński	Member
- from 25 June 2007 until 31 December 2007	
Raimondo Eggink	Chairman, Independent Member of the Supervisory Board
Marek Drac – Tatoń	Member
Krzysztof Rajczewski	Member
Jerzy Woźnicki	Member, Independent Member of the Supervisory Board until 30 November 2007
Zbigniew Macioszek	Member
Corporate Governance Committee	
- from 1 January 2007 until 31 May 2007	
Wiesław Rozłucki	Chairman, Independent Member of the Supervisory Board
Wojciech Pawlak	Member
Krzysztof Rajczewski	Member
- from 25 June 2007 until 31 December 2007	
Jerzy Woźnicki	Chairman, Independent Member of the Supervisory Board until 30 November 2007
Małgorzata Ślepowrońska	Member
Agata Mikołajczyk	Member
Janusz Zieliński	Member from 30 July 2007
Krzysztof Rajczewski	Member from 20 December 2007

Strategy and Development Committee	
- from 1 January 2007 until 31 May 2007	
Wojciech Pawlak	Chairman
Robert Czapla	Member
Konstanty Brochwicz-Donimirski	Member
Raimondo Eggink	Member, Independent Member of the Supervisory Board
Zbigniew Macioszek	Member
- from 25 June 2007 until 31 December 2007	
Robert Czapla	Chairman
Raimondo Eggink	Member, Independent Member of the Supervisory Board
Krzysztof Rajczewski	Member
Janusz Zieliński	Member from 30 July 2007
Nomination and Remuneration Committee	
- from 1 January 2007 until 31 May 2007	
Zbigniew Macioszek	Chairman
Robert Czapla	Member
Wojciech Pawlak	Member
- from 25 June 2007 until 31 December 2007	
Małgorzata Ślepowrońska	Chairman
Agata Mikołajczyk	Member
Zbigniew Macioszek	Member
Robert Czapla	Member

Performance rules of of PKN ORLEN's Management Board and Supervisory Board and its Committees.

The performance rules of the Supervisory Board and Management Board are, besides the law, regulated by PKN ORLEN's Articles of Association, as well as respectively by the Constitution of the Supervisory Board and the Constitution of the Management Board. The performance of the above mentioned corporate bodies are

also influenced by corporate governance rules implemented by the Warsaw Stock Exchange.

The performance rules of PKN ORLEN Supervisory Board

Appointment and dismissal of PKN ORLEN Supervisory Board Members

Members of the Supervisory Board are appointed for a common three-year term of office. Individual members of the Supervisory Board, and the whole Supervisory Board, can be recalled any time prior to the end of the term of office. The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the Secretary are elected by the Supervisory Board from amongst themselves.

The Company's Supervisory Board consists of six to nine members. The State Treasury is entitled to appoint and recall one member of the Supervisory Board, the rest of the members of the Supervisory Board are appointed and recalled by the General Meeting of Shareholders.

In accordance with the PKN ORLEN Articles of Association, at least two members of the Supervisory Board have to comply with the following provisions (so-called independent members of the Supervisory Board):

- he/she is not an employee of the Company or an Affiliated Entity,
- he/she is not a member of supervisory or management authorities of an Affiliated Entity,
- he/she is not a shareholder having 5 % or more votes on the Company's General Meeting of Shareholders or an Affiliated Entity's General Meeting,
- he/she is not a member of supervisory or management authorities or an employee of the entity having 5 % or more votes on the Company's General Meeting of Shareholders or an Affiliated Entity's General Meeting,
- he/she is not an antecedent, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoptive relationship with any of the persons mentioned above.

Independent members of the Supervisory Board, before being appointed to the composition of the Supervisory Board, shall submit to the Company a written statement confirming that they comply with the above-mentioned provisions. In the case when the above-mentioned provisions are not met, a member of the Supervisory Board is obliged to immediately inform the Company about this fact, and the Company shall inform the Shareholders about the current number of independent members of the Supervisory Board.

In the case when the number of independent members of the Supervisory Board will amount to less than two, the Company's Management Board is obliged to immediately convene a General Meeting of Shareholders and place an issue concerning the changes in the composition of the Supervisory Board in the agenda of the General Meeting. The Supervisory Board shall act in its current composition until the changes in the composition of the Supervisory Board are made.

PKN ORLEN SA
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Performance of PKN ORLEN's Supervisory Board

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, in accordance to the Articles of Association, a Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks from the receipt of such application and should be held not later than within three weeks from the day of the receipt of such application. In the case when a Supervisory Board session is not convened within two weeks from the receipt of the application a petitioner can call the session by himself, within two weeks from the day of receipt of the motion by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of the session with information about the time, venue and proposed agenda of the session.

The Supervisory Board can pass resolutions if at least half of its members participate in the session. Subject to the provisions of the Code of Commercial Companies, a resolution of the Supervisory Board can be passed in writing or with the use of direct means of remote communication. Resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain". The exception from this rule is that in order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution.

Passing resolutions concerning the following matters:

- any contribution to members of the Management Board provided by the Company or any related entities,
- giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with an entity related to the Company, a member of the Supervisory Board, or Management Board, as well as with entities related to them,
- choosing a chartered accountant to audit the financial statements of the Company,

requires the assent of at least half of the independent members of the Supervisory Board.

The responsibilities of PKN ORLEN's Supervisory Board

The Supervisory Board exercises permanent supervision over the Company's activities in all aspects of its business, in particular the Supervisory Board has the responsibilities enumerated in the Polish Code of Commercial Companies and the Company's Articles of Association. The Supervisory Board takes appropriate steps to receive from the Management Board regular and sufficient information on any crucial matters regarding the Company's activities as well as on any risk connected with the conducted activities and the methods of the risk management.

Furthermore, in accordance with the PKN ORLEN Articles of Association the responsibility of the Supervisory Board includes:

- appointing and recalling the President, Vice-Presidents and other members of the Management Board (except from the Member of the Supervisory Board which is appointed by the State Treasury),
- representing the Company in contracts with the Management Board, including their contracts of employment,
- suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating a member or members of the Supervisory Board to temporarily perform the duties of those members of the Management Board who are not able to perform their duties,
- adopting the Regulations for the Management Board,
- selecting a chartered accountant to audit the Company's and its capital group's financial statements in accordance with Law on Accounting,
- financial statement assessment in respect of its accuracy both with books and documents and the actual state; assessment of the Management Board's report, as well as the Management Board' motions on the allocation of profit and coverage of loss, and the submission to the General Meeting of Shareholders an annual written report concerning the results of the above assessments,
- pronouncing opinions on any issues submitted by the Management Board to be presented either to ordinary or extraordinary General Meeting of Shareholders,
- granting consent to the members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration by virtue of such activities,
- granting consent to realise investment projects and incurring liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital,
- setting the scope, accuracy and time for submission by the Management Board their annual and long-term financial plans and plans for the strategic development of the Company,
- approving the Company's development strategy and long term financial plans,
- pronouncing the opinions concerning annual financial plans,
- giving assent, upon the Management Board's proposal, to sell real estate.

The Articles of Association says also that, the Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

- setting up a branch abroad,
- sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders,
- sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowrocławskie Kopalnie Soli S.A. and in the company that will be created in order to run the pipeline transport of liquid fuels,
- incurring other liabilities which on the basis of one or several connected legal actions exceeds the equivalent of one fifth of the initial capital, excluding particular cases indicated in the Articles of Association,
- realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital,

- exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if the value of the shares or stakes possessed by the Company, set on the basis of the price they had been acquired or taken hold of, amounts to more than one fifth of the Company's initial capital in the following cases of merger with another company and restructuring of the company, sale and lease of the Company's undertaking and establishing the right to use on it, changes to the articles of incorporation or articles of association, winding up of the Company,
- creating commercial law companies and joining existing companies, as well as making contributions to cover shares in companies, and selling shares, if the Company's existing capital engagement in a given company, or engagement which the Company is about to achieve as the result of buying or acquiring of shares, calculated on the basis of the share sale or acquisition price, exceeds one tenth of the initial capital, excluding taking hold of shares as the result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities,
- making an advance payment for the shareholders by virtue of the expected dividend.

In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution that gives assent to perform such action.

Respecting the highest standards of corporate governance and aiming to provide the possibility of reliable evaluation of the Company by Shareholders, PKN ORLEN's Supervisory Board is obliged to present to the General Meeting of Shareholders a short report on the PKN ORLEN's situation. Such report should be made available annually to the General Meeting of Shareholders within a timeframe enabling Shareholders to make a review of the documents.

Committees of the PKN ORLEN Supervisory Board

The Supervisory Board may elect permanent or ad hoc committees which shall act as collective advisory and opinion forming bodies of the Supervisory Board The following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee. The Supervisory Board committees specified above shall submit to the Supervisory Board annual reports on their activities. These reports shall be made available to the Company's shareholders.

All committees are selected by the Supervisory Board from amongst its members, whereas the committee itself appoints the chairman. A committee shall be composed of 3 to 5 members, with the restriction that the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.

The meetings of the committee shall be convened by its Chairman and in the case of his long term absence or inability to perform his functions, the meeting is convened by the Chairman of the Supervisory Board or other member of the Supervisory Board appointed by him. The Chairman is also responsible for inviting members of the

committee to the meeting and informing all other Supervisory Board members about the meeting. All members of the Supervisory Board have the right to attend the committee meeting. The Chairman of the committee may invite to a committee meeting Management Board members, the Company's employees and other persons whose participation in the meeting shall be useful in respect of the performance of the committee's tasks.

Resolutions of the committee shall be adopted by a simple majority of votes cast. In the case where an equal number of votes "for" and "against" have been cast the chairman of the committee shall have the casting vote.

The Audit Committee's tasks are advising the Supervisory Board on matters regarding the proper implementation of the principles of budget and financial reporting and the Company's and its Capital Group internal audit as well as cooperation with the Company's authorised auditors. Major Corporate Governance Committee's tasks are assessing the implementation of the corporate governance principles, giving to the Supervisory Board recommendations regarding implementation of the corporate governance principles, and providing opinions on standard documentation regarding the corporate governance principles. The Strategy and Development Committee's tasks are giving opinions and recommendations to the Supervisory Board on matters regarding planned investments and disinvestments having a significant influence on the Company. The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success.

Performance of duties of the PKN ORLEN Management Board

The Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.

The Management Board ensures the transparency and efficiency of the Company's management system, and also ensures that the best possible care is taken to conduct the Company's issues in accordance with the binding Laws and good business practice.

Appointing and dismissing of the PKN ORLEN Management Board

The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and other members of the Management Board. Members of the Management Board are appointed and recalled by the Supervisory Board. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Minister.

The Management Board's term of office lasts three years and it is a common term of

office. The President, Vice-Presidents, and the other members of the Management Board may be recalled any time before their term of office expires by the Supervisory Board, as well as the Supervisory Board may suspend them in their activities for serious reasons.

Organisation of PKN ORLEN Management Board performance

The meetings of the Management Board are convened as necessary, however not less often than once a fortnight.

The meeting of the Management Board is convened by the President, who governs and manages the work of the Management Board, defines the date and venue of the meeting as well as the meeting's agenda. In exceptional circumstances, the meeting can be convened by a person to substitute for the President or by two members of the Management Board. The session can also be held without formal convening when all members of the Supervisory Board are present and grant their consent to hold the session and to put specific issues on the agenda.
Upon permission from the person chairing the Management Board meeting, invited employees of the Company, advisors and other persons can participate in the meeting.

Meetings of the Management Board are usually held at the Company's headquarters in Płock or the Company's office in Warsaw, however the person who convenes the meeting can determine a different venue of the meeting.

The Management Board adopts resolutions at its meetings. It is essential for the validity of the Management Board's resolutions that each member of the Management Board is properly notified of the planned Management Board meeting and at least half of the Board members are present at the meeting. Resolutions of the Management Board are adopted through an ordinary majority of votes (in the event of equal number of votes, the vote of the President of the Management Board shall be decisive) with the restriction that the unanimity of all members of the Management Board is required for issuing the commercial power of attorney. A member of the Management Board who votes against the resolution which has been adopted can register a separate opinion. Placing such an opinion requires a separate justification.

The Management Board adopts resolutions in open (public) voting, while secret voting can be ordered upon a motion of any member of the Management Board. Resolutions are signed by all members of the Management Board present at the Management Board meeting at which the resolutions were adopted. Resolutions are also to be signed by any member of the Management Board who registered a separate opinion with an endorsement "separate opinion" or "votum separatum".

The competences of the PKN ORLEN Management Board

The scope of the Management Board's duties includes conducting all the Company's affairs which are not assigned and attributed by the Code of the Commercial Companies or the Articles of Association to other bodies of the Company. All members of the Management Board are obliged and entitled to conduct the Company's affairs.

All affairs beyond the ordinary management require a resolution of the Management Board, among others, to such matters as are understood to be the:

- adoption and amendment of the Constitution of the Management Board,
- adoption and amendment of the Organizational By-laws of the Company,
- adoption of motions and information to be submitted to the Supervisory Board and / or to the General Meeting of Shareholders, in particular, any motions sent to these bodies for their consent to perform certain actions, form opinions, make an assessment or give an approval, which are required in accordance with the binding Laws and / or the Company's Articles of Association,
- convening the General Meetings of Shareholders and adopting recommended agenda of the General Meetings,
- approval of yearly and long-term financial plans as well as the Company's development strategy,
- giving assent for an investment assignment and corresponding liabilities where the total expenditures and encumbrances exceed ten million zlotys,
- incurring liabilities, managing the property rights and any form of encumbrance on the Company's property (assets) where the total value exceeds twenty million zlotys (excluding particular cases),
- disposal and purchase of property, perpetual lease or a share in a property and setting of a limited property law,
- disposal, purchase and encumbering by the Company of stakes, shares or other participation titles (securities) in other entities, including shares admitted to the public trading of securities,
- issue of securities by the Company,
- approval of the annual report on the Company's performance, Company's yearly, half-yearly and quarterly financial reports, Capital Group's yearly, half-yearly and quarterly financial reports,
- adoption and amendment of the Company's employees' remuneration scheme, as well as decisions regarding introduction of and fundamentals of the incentive schemes,
- entering, amendment and termination of a collective employment agreement in a Company, and other agreements with trade unions,
- establishing the principles of issuing (granting) and revoking the power of attorney,
- formulating the Company's donation policy,
- issuing (granting) of a commercial power of attorney,
- establishing the internal breakdown of responsibilities among the members of the Management Board,
- foundation of businesses / offices abroad,
- other matters which at least one member of the Management Board requests to be adopted in a form of a resolution,
- taking decisions on the making of a prepayment against a future dividend.

The Management Board is obliged to submit to the Supervisory Board, on a regular basis, detailed information on any crucial matters regarding the Company's activities and the risks associated with the performance of these activities as well by way of risk management. Moreover the Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in the form, scope and time as determined by the Supervisory Board. The

Management Board is obliged also to prepare and present to Supervisory Board the annual financial statement of the Company and the annual financial statement of the capital group for the previous financial year.

4. Description of the basic features of the internal control and risk management systems used by PKN ORLEN in relation to the process of preparing financial statements

PKN ORLEN's Management Board is responsible for the Company's internal control systems and its efficiency in preparing financial statements and periodic reports which are prepared and released in accordance with the Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities.

The internal control systems and risk management in the process of preparing financial statements are exercised by:

- defining the division of duties in the financial reporting process,
- defining the scope of disclosure based on the International Accountancy Standards (IAS) and the International Financial Reporting Standards (IFRS),
- elaboration, implementation and supervision over the application of coherent accountancy rules and practices by the PKN ORLEN Capital Group Companies,
- regular reviews, made by the independent auditor, of PKN ORLEN and by PKN ORLEN Capital Group financial statements,
- implementing procedures for authorization of financial statements prior to their publication.

The Director of the Corporate Accountancy Department is responsible for preparing financial statements for the periodical reporting This task is executed by two teams: one team of unconsolidated accountancy and one team of consolidated accountancy, which are responsible, respectively, for preparing PKN ORLEN and PKN ORLEN Capital Group financial statements. The financial statements are reviewed by the independent auditor.

The scope of data disclosed in the periodic reports comes from the Company's accountancy and additional information delivered by the particular PKN ORLEN departments. In order to prepare the consolidated financial statement, the companies from the PKN ORLEN's Capital Group transfer the required data in the form of the reporting sets. The scope of data disclosed, referring to the Capital Group, is defined and comes from the IAS/IRFS requirements. The changes in IAR/IFRS are continuously monitored in order to define the potential needs of update in the Capital Group reporting.

In order to provide coherency of rules and accountancy practices in the PKN ORLEN Capital Group, the accountancy policy (including valuation of assets, liabilities and non-balance sheet items, book-keeping rules and rules of financial consolidation accountancy), adopted by PKN ORLEN, has been transferred to the PKN ORLEN Capital Group Companies. Supervising the application of coherent accountancy rules and practices in the Capital Group Companies constitutes an element of the PKN ORLEN internal control.

The Company's Management Board applies the rule of reviewing the financial statements that are published by the independent auditor even if the law does not

require such a review. The results of such an auditor's review are presented to the management of the Company. Moreover, the auditors present their recommendations from the performed research to the Management Board. The auditor participates also in the periodical meetings of the Audit Committee of the Supervisory Board, during which auditor presents results of the review/audit of the financial statements.

The Company has its own procedures for the authorization of financial statements . Periodic reports, after the auditor's research is finished, are transferred to the Management Board Members, and afterwards to the Supervisory Board. After the Audit Committee's opinion the financial statements are approved by the Management Board and than submitted to the Investor Relations Department, responsible for transferring the report to the relevant capital market institutions and to the public domain. Until the moment of publication of the financial statement, it is available - in respect to the procedure of 'Company's Secret' - only to the persons engaged in the process of its preparation, checking and approving.

At PKN ORLEN there is an Audit Department, the aim of which is to execute an independent and objective judgment of the Company's risk management, internal control as well as to analyse business processes. The Department executes its tasks on the base of annual audit plans, reviewed by the Supervisory Board Audit Committee and approved by the Supervisory Board. The Audit Department can also perform the casual audits recommended by the Company's Supervisory Board or Management Board.

The Audit Department provides also recommendations to implement solutions and standards, which are aiming to reduce risk of realizing of the Company's targets, improving efficiency of the internal control system and increasing efficiency of the business processes. Moreover the Audit Department monitors the implementation of its own recommendations for the Company as well as the recommendations of the auditor regarding the financial statements.

Twice a year the Audit Department prepares, for the Management Board and for the Audit Committee, a report presenting the summary of conclusions from the executed audit tasks and information regarding the implementation of the indicated recommendations.

This report has been prepared pursuant to §29 point 5 of the Rules of the Warsaw Stock Exchange.

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report Consolidated
Released	07:00 24-Apr-08
Number	9998S

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the year 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9998s_-2008-4-23.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

Close

PKN ORLEN SA
SEC File
82-5036

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Consolidated financial statements for the year ended 31 December 2007

Prepared in accordance with International Financial Reporting Standards together with an independent auditor's opinion

PKN ORLEN SA
SEC File
82-5036

Polish Financial Supervision Authority

Consolidated Annual Report RS 2007

(year)

(in accordance with § 86 section of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the reporting year 2007, that is for the period from 01.01.2007 to 31.12.2007 which includes financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 23 April 2008
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN (abbreviated name of the issuer)	**CHEMICZNY (che)** (industrial sector in line with classification of Warsaw Stock Exchange)
09-411 (zip code)	**PŁOCK** (location)
CHEMIKÓW (street)	**7** (number)

48 24 365 28 95 (telephone)	**48 24 365 40 40** (fax)	**media@orlen.pl** (e-mail)
774-00-01-454 (NIP)	**610188201** (REGON)	**www.orlen.pl** (www)

KPMG AUDYT Sp. z o.o.
(entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2007	2006	2007	2006
data in respect of consolidated financial statements				
I. Total sales revenues	63 792 983	52 867 189	16 890 750	13 997 879
II. Profit from operations	2 603 882	2 576 607	689 441	682 220
III. Profit before tax	3 011 065	2 729 347	797 253	722 661
IV. Net profit attributable to equity holders of the parent	2 412 409	1 985 966	638 744	525 833
V. Net profit	2 480 426	2 060 198	656 753	545 488
VI. Net cash provided by operating activities	1 965 066	3 693 189	520 300	977 862
VII. Net cash (used in) investing activities	(2 845 108)	(6 746 198)	(753 312)	(1 786 221)
VIII. Net cash provided by / (used in) financing activities	27 039	4 277 568	7 159	1 132 591
IX. Net change in cash and cash equivalents	(853 003)	1 224 559	(225 853)	324 232
	as of 31 December 2007	as of 31 December 2006	as of 31 December 2007	as of 31 December 2006
X. Non-current assets	26 782 944	27 660 798	7 477 092	7 722 166
XI. Current assets	19 366 488	17 758 286	5 406 613	4 957 645
XII. Total assets	46 149 432	45 419 084	12 883 705	12 679 811
XIII. Long-term liabilities	11 091 402	8 958 143	3 096 427	2 500 877
XIV. Short-term liabilities	12 438 663	14 878 378	3 472 547	4 153 651
XV. Equity	22 619 367	21 582 563	6 314 731	6 025 283
XVI. Share capital*	1 057 635	1 057 635	295 264	295 264
XVII. Equity (attributed to equity holders of the parent)	19 981 942	18 850 940	5 578 432	5 262 686
XVIII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XIX. Book value and diluted book value per share (in PLN/EUR)	52,88	50,46	14,76	14,09

* Share capital after revaluation in accordance with IAS 29

The above data for 2007 and 2006 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2007 – 3.5820 PLN / EUR;
- specific items of income statement and statement of cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2007) – 3.7768 PLN / EUR.

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	Note	31 December 2007	31 December 2006
ASSETS			
Non-current assets			
Property, plant and equipment	5	24 833 925	25 199 681
Intangible assets	7	530 970	619 783
Goodwill	8	132 465	143 704
Long-term financial assets	9	62 322	570 932
Investments in associates	10	700 331	716 303
Loans granted		18 194	5 272
Deferred tax assets		233 219	165 928
Investment property	6	69 076	34 925
Perpetual usufruct of land		91 430	87 722
Other non-current assets	12	111 012	116 548
Total non-current assets		**26 782 944**	**27 660 798**
Current assets			
Inventory	13	10 365 409	7 398 856
Trade and other receivables	14	6 884 455	6 293 672
Income tax receivable		115 381	253 041
Short-term financial assets	15	167 957	309 431
Short-term prepayments	16	146 892	121 358
Cash and cash equivalents	17	1 498 232	2 351 320
Non-current assets clasiffied as held for sale	18	188 162	1 030 608
Total current assets		**19 366 488**	**17 758 286**
Total assets		**46 149 432**	**45 419 084**
LIABILITIES AND SHAREHOLDER'S EQUITY			
Equity			
Share capital	25	534 636	534 636
Share capital revaluation adjustment	25	522 999	522 999
Share capital *		**1 057 635**	**1 057 635**
Nominal share premium	25	1 058 450	1 058 450
Share premium revaluation adjustment	25	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve	25	**83 302**	**8 506**
Foreign exchange differences on subsidiaries from consolidation	25	**(1 327 936)**	**22 003**
Retained earnings:	25	**18 941 688**	**16 535 543**
incl. net profit attributable to equity holders of the parent		2 412 409	1 985 966
Total equity (attributed to equity holders of the parent)		**19 981 942**	**18 850 940**
Minority interest	26	2 637 425	2 731 623
incl. net profit atributable to equity holders of the parent		68 017	74 232
Total equity		**22 619 367**	**21 582 563**
incl. net profit		2 480 426	1 835 831
Long-term liabilities			
Interest-bearing loans and borrowings	19	8 602 721	6 211 193
Provisions	20	799 266	814 192
Deferred tax liabilities		1 548 835	1 765 761
Other long-term liabilities	21	140 580	166 997
Total long-term liabilities		**11 091 402**	**8 958 143**
Current liabilities			
Trade and other liabilities and accrued expenses	22	9 181 243	8 221 395
Provisions	20	723 152	734 027
Income tax liability		39 389	106 261
Interest-bearing loans and borrowings	19	1 719 223	4 277 912
Deferred income	23	60 683	27 060
Other financial liabilities	24	714 973	1 315 767
Liabilities related to non-current assets classified as held for sale	18	-	195 956
Total current liabilities		**12 438 663**	**14 878 378**
Total equity and liabilities		**46 149 432**	**45 419 084**

* share capital after revaluation in accordance with IAS 29

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2007	for the year ended 31 December 2006
Operating activities			
Net sale revenues			
Sales of finished goods		60 524 829	50 238 678
Excise tax and other charges		(15 044 496)	(12 554 513)
Revenues from sale of finished goods, net		45 480 333	37 684 165
Sales of merchandise and raw materials		21 041 337	16 684 680
Excise tax and other charges		(2 728 687)	(1 501 656)
Revenues from sale of merchandise and raw materials, net		18 312 650	15 183 024
Total sales revenues		**63 792 983**	**52 867 189**
Cost of finished goods sold		(39 266 638)	(32 160 515)
Cost of merchandise and raw materials sold		(16 867 030)	(13 711 215)
Cost of finished goods, merchandise and raw materials sold	30	(56 133 668)	(45 871 730)
Gross profit on sales		**7 659 315**	**6 995 459**
Distribution expenses		(3 175 974)	(2 641 239)
General and administrative expenses		(1 637 370)	(1 170 927)
Other operating revenues	31	515 976	612 956
Other operating expenses	31	(758 065)	(1 221 477)
Profit on the sale of all or part of shares in subsidiaries		-	1 835
Profit from operations		**2 603 882**	**2 576 607**
Financial revenues		1 190 048	602 877
Financial expenses		(1 050 246)	(670 838)
Net financial revenues and expenses	32	**139 802**	**(67 961)**
Share in profit from investments accounted for under equity method *		267 381	220 701
Profit before tax		**3 011 065**	**2 729 347**
Income tax expense	33	(530 639)	(669 149)
Net profit		**2 480 426**	**2 060 198**
incl.:			
Minority interest		68 017	74 232
Net profit attributable to equity holders of the parent		**2 412 409**	**1 985 966**

* incl. share in profit of Polkomtel S.A. in the amount of PLN 266 076 thousand in 2007 and PLN 219 929 thousand in 2006

CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2007	for the year ended 31 December 2006
Cash flows - operating activities			
Net profit		2 480 426	2 060 198
Adjustments for:			
Share in profit from investments accounted for under equity method		(267 381)	(220 701)
Depreciation		2 431 423	2 108 127
(Loss)/Profit from exchange rate differences, net *		(691 363)	17 285
Interest and dividends, net		456 321	190 981
Loss/(Profit) on investing activities		502 899	(125 696)
(Increase) in receivables	27	(535 585)	(837 741)
(Increase) in inventories	27	(3 235 358)	(312 738)
Increase in liabilities and accrued expenses	27	940 501	657 719
(Decrease) in provisions	27	(39 427)	(38 003)
Income tax expense		530 639	669 149
Income tax paid		(601 040)	(781 969)
Other adjustments		(6 989)	306 578
Net cash provided by operating activities		**1 965 066**	**3 693 189**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(3 693 736)	(1 924 642)
Proceeds from the sale of property, plant and equipment and intangible assets		108 332	269 546
Proceeds from the sale of stakes and shares *		783 750	145 147
Acquisition of shares**		(539 529)	(5 836 507)
Acquisition of short-term securities		-	(338 922)
Proceeds from the sale of short-term securities		245 317	436 882
Interest and dividends received		302 808	538 215
Loans repaid		5 608	4 172
Other		(57 658)	(40 089)
Net cash used in investing activities		**(2 845 108)**	**(6 746 198)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		9 512 798	9 604 293
Debt securitities issued		1 096 325	-
Repayment of long and short-term borrowings and loans		(9 852 372)	(5 098 967)
Repurchase of debt securities		(88 843)	-
Interest paid		(609 184)	(204 369)
Other		(31 685)	(23 389)
Net cash provided by financing activities		**27 039**	**4 277 568**
Net change in cash and cash equivalents		**(853 003)**	**1 224 559**
Effect of exchange rate changes		(85)	(42)
Cash and cash equivalents, beginning of the period		**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	17	**1 498 232**	**2 351 320**
incl. cash and cash equivalents not available for use		105 000	69 440

* incl. in 2007 sale of shares of KAUCUK of PLN 753,713 thousand
** incl. in 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 482,003 thousand

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 536 543**	**2 731 623**	**21 582 563**
Net profit	-	-	-	-	-	-	2 412 409	68 017	2 480 426
Increase in hedge accounting due to valuation of instruments	-	-	-	-	113 152	-	-	-	113 152
Deferred tax on increase in hedge accounting due to valuation of instruments	-	-	-	-	(21 499)	-	-	-	(21 499)
Increase in hedge accounting due to settlement of instruments	-	-	-	-	7 442	-	-	-	7 442
Deferred tax relating to the increase in hedge accounting due to settlement of instruments	-	-	-	-	(1 413)	-	-	-	(1 413)
Decrease in hedge accounting due to settlement of instruments	-	-	-	-	(28 208)	-	-	-	(28 208)
Deferred tax on decrease in hedge accounting due to settlement of instruments	-	-	-	-	5 322	-	-	-	5 322
Change in the minority interest structure in equity	-	-	-	-	-	-	5 798	(48 414)	(42 616)
Minority share in dividend paid	-	-	-	-	-	-	-	(51 703)	(51 703)
Foreign exchange differences on consolidation	-	-	-	-	-	(1 349 939)	-	(74 352)	(1 424 291)
Valuation of non-realized put option of Spolana a.s. shares held by minority	-	-	-	-	-	-	(12 062)	12 254	192
31 December 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**83 302**	**(1 327 936)**	**18 941 688**	**2 637 425**	**22 619 367**

	Share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 162**	**19 312 989**
Net profit	-	-	-	-	-	-	1 985 966	74 232	2 060 198
Increase in hedge accounting due to valuation of instruments	-	-	-	-	28 945	-	-	-	28 945
Deferred tax on increase in hedge accounting due to valuation of instruments	-	-	-	-	(5 498)	-	-	-	(5 498)
Decrease in hedge accounting due to settlement of instruments	-	-	-	-	(89 151)	-	-	-	(89 151)
Deferred tax on decrease in hedge accounting due to settlement of instruments	-	-	-	-	16 876	-	-	-	16 876
Change in the minority interest structure in equity	-	-	-	-	-	-	63 267	(85 736)	(22 469)
Foreign exchange differences on consolidation	-	-	-	-	-	178 017	-	103 860	281 877
Other	-	-	-	-	-	-	681	(1 885)	(1 204)
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**

The accompanying notes are an integral part of these consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 2007 and 2006

	for the year ended 31 December 2007	for the year ended 31 December 2006
Net increase in valuation of hedging instruments	91 653	23 447
Foreign exchange differences on subsidiaries from consolidation *	(1 424 291)	281 877
Other	192	(1 204)
Profit/(Loss) recognized directly in equity	(1 332 446)	304 120
Net profit for the period	2 480 426	2 060 198
Profit recognized in current period and in equity, total	**1 147 980**	**2 364 318**

*incl. in 2007 foreign exchange differences on revaluation of Mazeikiu's equity in the amount of PLN 1,192,870 thousand due to decrease of USD exchange rate from 2.9105 as of 31 December 2006 to 2.4350 as of 31 December 2007

Contents of additional notes to consolidated financial statements for the year 2007

1. Principle activity of the Company, composition of the Management Board and Supervisory Board of the Parent

The Parent company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company","PKN ORLEN" ,"Parent", "Issuer") seated in Płock, 7 Chemików Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Parent's activity includes among others:
- Processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products;
- Domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods;
- Research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: road, rail, water and by pipeline;
- Storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations;
- Services connected to the principal activity, in particular: sea and land reloading, refining of gas and oil including ethylization, dyeing and blending of components;
- Purchase, trade and processing of used lubricant oils and other chemical waste;
- Manufacturing, transportation and trade in heating energy and electricity;
- Overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation;
- Operation of petrol stations, bars, restaurants and hotels;
- Capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade;
- Providing services in respect of the clearance of electronic fuel cards;
- Crude oil exploration and extraction;
- Natural gas exploration and extraction.

The Capital Group consists among others of:
- The Capital Group of UNIPETROL a.s., operating in chemical sector in Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production;
- The Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group") operating in refinery sector in the Republic of Lithuania, concentrating on activities related to crude oil processing, fuels distribution and oil-derivative products distribution;
- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin;
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, heating oils and re-processing of used oils;
- The Capital Group of Anwil S.A., the major client for ethylene from the Parent, producing mainly nitric fertilizers and PVC;
- ORLEN Asfalt Sp. z o.o., mainly producing and processing of crude oil refining products;
- ORLEN Deutshland AG, concentrated on liquid fuels trading in Germany;
- Inowroclawskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels;
- The Capital Group of SHIP-SERVICE S.A., ship servicing in sea harbors, loading and storing of goods;
- ORLEN Upstream Sp. z o.o., concentrated on obtaining the access to the crude oil resources;
- The Capital Group of ORLEN Holding Malta providing insurance services in range of insurance of property of the PKN ORLEN Group;
- Companies engaged in trading and distribution of refinery products.

(all amounts in PLN thousand)

The Parent Company jointly controls:

- The Capital Group of Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins.
- Płocki Park Przemysłowo-Technologiczny, dealing with consulting, management and control in range of economic activity, holding's management as well as the management, purchase and sale of real estate on one's own account.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A.

As at 31 December 2007 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20%, other shareholders owned 72.48% of the Company's shares.

The composition of the Management Board of PKN ORLEN

The following changes to the composition of the Management Board of PKN ORLEN took place in 2007:

On 18 January 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr. Igor Chalupec from the position of the President of the Management Board, effective from 18 January 2007. Mr. Igor Chalupec held the position of the President of the Management Board since 1 October 2004. At the same time, the Supervisory Board has appointed Mr. Piotr Kownacki, the Vice President till that day, responsible for Audit and Regulations, to the position of the President of the Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr. Jan Maciejewicz, on his motion, from the position of the Vice-President of the Management Board responsible for Cost Management as well as on the motion of the President of the Management Board, unanimously, Mr. Cezary Smorszczewski from the position of the Vice-President of the Management Board responsible for Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board, appointed unanimously Mr. Krystian Pater to the Member of the Management Board of PKN ORLEN.

On 19 April 2007 the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board has appointed unanimously Mr. Paweł Szymański, Member of the Management Board till that day, to the position of Vice President of the Management Board.

On 30 July 2007 the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board dismissed with the majority of votes Mr. Paweł Szymański from the position of Vice President of the Management Board responsible for Finance, effective from 30 July 2007. At the same time the Supervisory Board of PKN ORLEN, on the motion of the President of the Management Board has appointed with the majority of votes Mr. Dariusz Formela to the position of Member of the Management Board of the Company, effective from 30 July 2007.

On 23 August 2007 the Supervisory Board of the PKN ORLEN, on the motion of the President of the Management Board has appointed unanimously Mr. Waldemar Maj to the position of Vice President of the Management Board of PKN ORLEN, effective from 3 September 2007.

The composition of the Management Board of the Company as at 31 December 2007 was as follows:

Piotr Kownacki - President of the Management Board, General Director
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Wojciech Heydel - Vice-President of the Management Board, Sales
Waldemar Maj - Vice- President of the Management Board, Chief Financial Officer
Dariusz Formela - Member of the Management Board, Organization and Capital Group
Krystian Pater - Member of the Management Board, Production
Krzysztof Szwedowski - Member of the Management Board, Procurement and Information Technology

The following changes in the composition of the Management Board of PKN ORLEN took place after 31 December 2007:

On 28 February 2008 the Supervisory Board of PKN ORLEN adopted a resolution regarding suspension of Mr. Piotr Kownacki from the function of the President and Member of the Management Board of PKN ORLEN for the indefinite period of time.

At the same time Supervisory Board adopted a resolution, that for the period of suspension of the President Mr. Piotr Kownacki, the authority of the President of the Management Board of PKN ORLEN is taken over by the Vice President Mr. Wojciech Heydel.

(all amounts in PLN thousand)

The composition of the Management Board of PKN ORLEN as at the day of publication of this report is as follows:

Piotr Kownacki - President of the Management Board, General Director (suspended from the activities of the President and Member of the Management Board)
Wojciech Heydel - Vice-President of the Management Board, Sales (acting as President of the Management Board)
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Waldemar Maj - Vice-President of the Management Board, Chief Financial Officer
Dariusz Formela - Member of the Management Board, Organization and Capital Group
Krystian Pater - Member of the Management Board, Production
Krzysztof Szwedowski - Member of the Management Board, Procurement and Information Technology

The composition of the Supervisory Board

The following changes in the composition of the Supervisory Board of PKN ORLEN took place in 2007:

On 30 May 2007 Management Board of PKN ORLEN has received a statement from Mr. Wiesław Rozłucki, Member of the Supervisory Board of PKN ORLEN, that he is not planning to candidate for the position of the Member of the Supervisory Board for the next term of office.

On 31 May 2007 Ordinary Shareholders Meeting of PKN ORLEN has appointed Supervisory Board for the new 3 years term of office. Ms. Małgorzata Izabela Ślepowrońska has been appointed to the position of Chairman of the Supervisory Board. To the position of Member of the Supervisory Board have been appointed: Ms. Agata Janina Mikołajczyk, Mr. Robert Czapla, Mr. Marek Drac-Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Mr. Krzysztof Rajczewski and Mr. Jerzy Woźnicki. Mr. Raimondo Eggink and Mr. Jerzy Woźnicki have been appointed to the positions of independent Members of the Supervisory Board of PKN ORLEN.

On 25 June 2007 Supervisory Board has appointed Mr. Jerzy Woźnicki to the position of Deputy Chairman of Supervisory Board and Mr. Krzysztof Rajczewski to the position of Secretary of the Supervisory Board.

On 6 July 2007 the Management Board of PKN ORLEN has been informed by Ministry of State Treasury that on behalf of Polish State Treasury, Mr. Prof. Dr. hab. Inż. Janusz Zieliński has been appointed to the position of the Member of the Supervisory Board of PKN ORLEN.

On 27 November 2007 Management Board of Polski Koncern Naftowy ORLEN S.A. has been informed about resignation of Mr. Jerzy Woźnicki from the position of the Member of Supervisory Board of the Company, effective from 30 November 2007. Overload of duties was a reason of a resignation.

On 20 December 2007 the Supervisory Board has appointed Mr. Raimondo Eggink to the position of Deputy Chairman of the Supervisory Board.

The composition of the Supervisory Board as at 31 December 2007 was as follows:

Małgorzata Izabela Ślepowrońska - Chairman of the Supervisory Board
Raimondo Eggink - Deputy Chairman of the Supervisory Board
Krzysztof Rajczewski – Secretary of the Supervisory Board
Robert Czapla - Member of the Supervisory Board
Marek Drac-Tatoń - Member of the Supervisory Board
Zbigniew Macioszek – Member of the Supervisory Board
Agata Janina Mikołajczyk – Member of the Supervisory Board
Janusz Zieliński- Member of the Supervisory Board

The following changes in the composition of the Supervisory Board of PKN ORLEN took place after 31 December 2007:

On 7 February 2008 the Extraordinary General Shareholders Meeting of PKN ORLEN dismissed Ms. Małgorzata Izabela Ślepowrońska from the position of Chairman of the Supervisory Board of PKN ORLEN and from the Supervisory Board of PKN ORLEN.

In addition, the Extraordinary General Shareholders Meeting of PKN ORLEN dismissed from the Supervisory Board of PKN ORLEN the following Members: Mr. Robert Czapla, Mr. Marek Drac - Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, Ms. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

(all amounts in PLN thousand)

The Extraordinary General Shareholders Meeting of PKN ORLEN appointed to the Supervisory Board of PKN ORLEN:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board of PKN ORLEN, and independent Member of the Supervisory Board;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of PKN ORLEN;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Marek Karabuła to the position of Member of the Supervisory Board of PKN ORLEN;
- Mr. Krzysztof Kołach to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of PKN ORLEN.

On 15 February 2008 the Supervisory Board appointed Mr. Marek Karabuła to the position of the Deputy Chairman of the Supervisory Board and Mr. Ryszard Stefański to the position of Secretary of the Supervisory Board.

The composition of the Supervisory Board as at the day of publication of the report is as follows:

Maciej Mataczyński - Chairman of the Supervisory Board
Marek Karabuła - Deputy Chairman of the Supervisory Board
Ryszard Stefański - Secretary of the Supervisory Board
Grzegorz Borowiec - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Krzysztof Kołach - Member of the Supervisory Board
Piotr Wielowieyski - Member of the Supervisory Board
Janusz Zieliński - Member of the Supervisory Board

2. Principles of presentation

a) Information on principles adopted for preparation of the consolidated financial statement for 2007

From 1 January 2005 the amendment of Accounting Act obliged the Group to prepare the consolidated financial statement in accordance with International Financial Reporting Standards ("IFRS") adopted by the European Union ("EU").

As at 1 January 2005 the Group has prepared for the first time consolidated financial statement in accordance with IFRS 1, fullfilining IFRS 1 requirements.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

In preparation of these consolidated financial statements the Group applied International Financial Reporting Standards ("IFRS") adopted by the European Union in force as at 31 December 2007.

The consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 31 December 2007 and 31 December 2006, results of its operations and cash flows for the year ended 31 December 2007 and 31 December 2006.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

b) Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN hereby honestly and sincerely declares, that to the best of their knowledge, the foregoing consolidated financial statements and comparative data were prepared in compliance with the Group accounting principles in force and that they reflect true and fair view on financial status and financial result of PKN ORLEN Group and that the yearly Management Board report on the opinions presents true overview of development, achievement and business situation of the Group, including basic risks and exposures.

The consolidated financial statements have been prepared in accordance with accounting principles contained in the International Financial Reporting Standards adopted by the European Union and in the scope required under the

(all amounts in PLN thousand)

Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The statements cover the period from 1 January to 31 December 2007 and the comparative period from 1 January to 31 December 2006.

The Management Board of PKN ORLEN declares that the entity authorized to audit and conducting the audit of consolidated financial statement, was selected in compliance with the law and that the entity and auditors conducting the audit met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.

In compliance with principles of corporate governance as adopted by the Management Board of PKN ORLEN the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor. On 23 August 2007 the Supervisory Board prolonged the agreement for the years 2008-2009 with KPMG Audyt Sp. z o.o. as the entity entitled to audit and review of unconsolidated and consolidated financial statements of PKN ORLEN and key entities belonging to PKN ORLEN Group.

c) Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of this reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.

In particular, this reorganization included the following significant transactions:
- Before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation;
  - sales of shares in Naftobazy Sp. z o.o by CPN – operator of large warehouse facilities used to store crude oil products;
- Acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.;
- Merger of Petrochemia Płock S.A. with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" ("IAS 22"), effective at that day.

d) Entities included in the consolidated financial statements

These consolidated financial statements for the periods ended 31 December 2007 and 31 December 2006 include following entities within the Group located mainly in Poland, Germany, Lithuania and Czech Republic:

	Share in total voting rights 1)	
	31 December 2007	31 December 2006
	(in full %)	
PKN ORLEN	Parent Company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)	100% / (95,99%) 2)	100%/ (95,99%) 2)
ORLEN Petroprofit Sp. z o.o. Group	100%	100%
including:		
Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o. 3)	-	76%
ORLEN Morena Sp. z o.o.	100%	100%
ORLEN Transport Kraków Sp. z o.o. 4)	98%	98%

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	99%	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN– Oil Sp. z o.o. Group	100% / (88,87%) 2)	100% / (88,87%) 2)
including:		
Orlen Oil Cesko s.r.o.	100%	100%
Platinum Oil Mazowsze Sp. z o.o. 5)	-	100%
Petro-Oil Pomorskie Centrum Srzedaży Sp. z o.o. 6)	100%	-
Platinum Oil Sp. z o.o. (formerly Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.) 3)	100%	-
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	75%	75%
Anwil S.A. Group	85%	84%
including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Spolana a.s.	83%	82%
Rafineria Trzebinia S.A. Group	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Trzebinia Sp. z o.o.	100%	100%
Fabryka Parafin Nafto Wax Sp. z o.o.	100%	100%
EkoNaft Sp. z o.o.	99%	99%
Rafineria Nafty Jedlicze S.A. Group	75%	75%
including:		
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o. 7)	-	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli "Solino" S.A.	71%	71%
UNIPETROL a.s. Group	63%	63%
including:		
CHEMOPETROL a.s. 8)	-	100%
including:		
UNIPETROL DOBRAVA s.r.o.	-	100%
KAUCUK a.s. 9)	-	100%
UNIPETROL TRADE a.s.	100%	100%
including:		
CHEMAPOL (SCHWEIZ) AG	100%	100%
UNIPETROL AUSTRIA HmbH	100%	100%
ALIACHEM VERWALTUNGS GmbH	100%	100%
UNIPETROL DEUTSCHLAND GmbH :	100%	100%
ALIAPHARM GmbH FRANKFURT	100%	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%	100%
UNIPETROL RAFINERIE a.s. 8)	-	100%
including:		
UNIRAF SLOVENSKO s.r.o.	-	100%
UNIPETROL RPA s.r.o.(formerly Steen Estates s.r.o) 8)	100%	-
including:		
UNIRAF SLOVENSKO s.r.o.	100%	-
UNIPETROL DOPRAVA s.r.o.	100%	-

(all amounts in PLN thousand)

BENZINA s.r.o. including:	100%	100%
BENZINA Trade a.s. in liquidation	100%	100%
PETROTRANS s.r.o	100%	100%
PARAMO a.s.	59%	50%
ČESKA RAFINERSKA a.s. [10]	51%	51%
Ship-Service S.A. Group[1] including:	56%	56%
Ship Service Agro Sp. z o.o. [11]	-	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	100%	100%
ORLEN Petrogaz Wrocław Sp. z o.o. in liquidation	100%	100%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Basell ORLEN Polyolefins Sp z o.o. Group [10] including:	50%	50%
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%	100%
ORLEN Administracja Sp. z o.o.	100%	100%
ORLEN Eko Sp. z o.o.	100%	100%
Płocki Park Przemysłowo-Technologiczny S.A. [10]	50%	50%
ORLEN Księgowość Sp. z o.o.	100%	100%
ORLEN Prewencja Sp. z o.o.	100%	100%
ORLEN Upstream Sp. z o.o.	100%	100%
Etylobenzen Płock Sp. z o.o. in liquidation	100%	51%
ORLEN Holding Malta Ltd. Group including:	100%	100%
ORLEN Insurance Ltd.	100%	100%
Mazeikiu Group including:	90% / (100%) [2]	84%/ (100%)[2]
UAB Mazeikiu naftos sveikatos prieziuros centras	100%	-
UAB Uotas in liquidation	100%	100%
AB Ventus-Nafta	99%	99%
UAB Juodeikių nafta	-	100%
UAB Mažeikių naftos prekybos namai Group including:	100%	100%
SIA Mažeiku Nafta Tirdzniecibas nams	100%	100%
OU Mazeikiu Nafta Trading House	100%	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%	100%
ORLEN Finance AB (formerly Aktiebolaget Grundstenen 108770) [12]	100%	-

[1] Share in total voting rights is equal to share in equity except for share in equity in Ship Service S.A. Group, where it accounts for 61%
[2] (%) share in consolidated financial data
[3] On 23 April 2007 shares of Petro-Oil Lubelskie Centrum Sprzedaży were sold to ORLEN Oil Sp. z o.o. In IV quarter 2007 the company changed its name to Platinum Oil Sp. z o.o.
[4] Due to announced liquidation of ORLEN Transport Kraków Sp. z o.o., the financial data of this company were consolidated for the period of 9 months ended 30 September 2007.
[5] In IV quarter 2007 the company merged with Platinum Oil Sp. z o.o.
[6] Entity consolidated starting from I quarter 2007
[7] Entity sold on 12 December 2007
[8] On 1 August 2007 the merger of CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. into UNIPETROL RPA s.r.o. took place
[9] Entity sold on 19 July 2007
[10] Entities consolidated using the proportionate method
[11] Entity unconsolidated starting from II quarter 2007
[12] Entity consolidated starting from II quarter of 2007

(all amounts in PLN thousand)

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.

Financial statements of foreign entities, for consolidated purposes are translated into Polish zloty using the following procedures:
- Assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- Respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2007 – 3.5820 PLN / EUR and for 31 December 2006 – 3.8312 PLN / EUR;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 – 3.7768 PLN / EUR. For the period from 1 January 2006 to 31 December 2006 the rate was 3.8991 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2007 – 0.1348 PLN / CZK and for 31 December 2006 – 0.1393 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 – 0.1361 PLN / CZK. For the period from 1 January 2006 to 31 December 2006 the rate was 0.1380 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods*:
- particular assets and liabilities – at the closing rate for 31 December 2007 – 2.4350 PLN / USD and for 31 December 2006 – 2.9105 PLN / USD;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 December 2007 – 2.7484 PLN / USD.

* used mainly for the purposes of Mazeikiu Group data translation, whose functional currency is USD

4. Applied accounting principles

a) Accounting principles

Property, Plant and Equipment

Property, plant and equipment include both fixed assets (assets that are in the condition necessary for them to be capable of operating in the manner intended by management) as well as construction in progress (assets that are in the course of construction or development necessary for them to be capable of operating in the manner intended by management).

Property, plant and equipment are stated in the financial statements prepared at the balance sheet date at the carrying amount. The carrying amount is the amount at which an asset is recognized after deducting any accumulated depreciation and accumulated impairment losses.

Property plant and equipment are initially recognized at cost. The cost of an item of property, plant and equipment comprises its purchase price and other costs directly attributable to bringing the item of property, plant and equipment into use. The cost of an item of property, plant and equipment includes also estimated costs of dismantling and removing the item and restoring the site/land on which it is located, the obligation for which is connected with acquisition or construction of an item of property, plant and equipment.

Depreciation of an item of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. The Group uses straight-line method and in justified cases units of production method.

The following standard economic useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over the period reflecting its economic useful life.

Appropriateness of the applied depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives. The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when incurred.

Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance.

Except for intangible assets arising from development other internally generated intangible assets are not recognized as assets and are recorded in the income statement in the period when the related cost has been incurred.

Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to the assets will flow to the entity and the cost of the asset can be measured reliably.
Intangible assets are measured initially at cost. The intangible assets acquired in a business combination are measured initially at fair value at the business combination date. Granted rights to renewable energy sources are measured initially at fair value.

After initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite useful life are amortized using straight-line method when an asset is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is verified periodically, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

The depreciable amount of an asset is determined after deducting its residual value.

The following standard useful lives are used for intangible assets:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

CO_2 emission rights and rights to renewable energy sources are derecognized based on FIFO method ("First In, First Out").

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

Perpetual usufruct of land

The titles to perpetual usufruct of land acquired by the Group are presented in the separate position of the balance sheet.

The titles to perpetual usufruct of land obtained under an administrative decision are recognized as off balance sheet items.

Impairment of assets

If there is an external or internal indication that an item of property, plant and equipment or an intangible asset may be impaired, they are tested for impairment. Such tests are carried out annually also in respect of intangible assets with an indefinite useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by an impairment loss recognized immediately in the income statement. The recoverable amount is higher of its value in use and fair value less costs to sell.

Value in use is the present value of the future cash flows expected to be derived from continuing use of the asset and its ultimate disposal.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

Assets that do not generate cash flows individually are grouped in the smallest identifiable group of assets generating cash flows that are largely independent of the cash flows from other assets or groups of assets (cash-generating units). The Group allocates to each of the cash generating units:

- goodwill acquired in a business combination, if it may be assumed that the cash-generating unit benefited from the synergies of the combination;
- corporate assets, if there is reasonable and consistent basis of such an allocation.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash generating unit in the following order:

- first, to reduce the carrying amount of any goodwill allocated to the cash generating unit;
- then, to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

The Group assesses at each balance sheet date whether the impairment loss should be partly or completely reversed. Indication that the impairment loss recognized in prior period no longer exists is the opposite of indication that the impairment loss should be recognized.

An impairment loss recognized for goodwill is not reversed.

A reversal of an impairment loss is recognized in the income statement as revenue.

Lease

A lease is an agreement whereby a lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. Particularly leases are the agreements defined in the Civil Code as well as rent and tenancy agreements concluded for a definite time.

Assets used under the finance lease, that is the agreement that transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessee. Assets used under the operating lease, that is the agreement that does not transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee, are recognized as assets of the lessor.

If the Group uses an asset based on the finance lease, the asset is recognized in the balance sheet as an item of property, pant and equipment or an intangible asset. The leased asset is measured at the lower of its fair value or the present value of the minimum lease payments that is the present value of payments over the lease term that the lessee is or can be required to make.

The present value of the minimum lease payments is recognized in the balance sheet as financial liabilities with the division into short-term part (due no more than one year after the balance sheet date) and long-term part (due more than one year after the balance sheet date). The minimum lease payments are discounted and apportioned between finance charge and the reduction of the outstanding liability using interest rate implicit in the lease, if this is practicable to determine, if not, the lessee's incremental borrowing rate.

Depreciation methods for assets leased under the finance lease as well as methods of determining impairment losses in respect of assets leased under the finance lease are consistent with policies applied for the Group's owned assets.

If the Group conveyed to another entity the right to use an asset under the finance lease, the present value of the minimum lease payments and unguaranteed residual value is recognized in the balance sheet as receivables with the division into short-term part and long-term part. The minimum lease payments and unguaranteed residual value are discounted using interest rate implicit in the lease, that is the discount rate that, at the inception of the lease, causes the aggregate present value of the minimum lease payments, the unguaranteed residual value and the initial direct costs to be equal to the fair value of the leased asset.

If the Group uses an asset based on the operating lease, the asset is not recognized in the balance sheet and lease payments are recognized as an expense in the income statement.

If the Group conveyed to another entity the right to use an asset under the operating lease, the asset is recognized based on the same policies as applied for the Group's owned assets, that is as an item of property, plant and equipment or an intangible asset.

Lease income from operating leases is recognized as revenues from sale.

Exploration and extraction of hydrocarbons

For exploration and extraction of hydrocarbons activity the Group applies accounting principles based on Successful Efforts Method.

The stages of exploration and extraction of hydrocarbons activity are classified in the following way:
- preliminary stage of assessment;
- acquisition of rights to explore and extract;
- exploration of resources;
- recognition of resources;
- resource site planning;
- exploitation of resources.

All expenditures related to the preliminary stage of assessment are recognized in the income statement when incurred.

Cost incurred for acquisition of rights to explore and extract are recognized as intangible assets. General and administrative expenses that may be directly attributed to the purchase transaction of exploration/extraction rights should increase the purchase price of an asset. If direct allocation of costs to the purchase transaction of exploration/extraction rights is not possible, indirect expenses are recognized in the income statement when incurred.

Cost of exploration and recognition
- Cost incurred for each exploratory drilling is initially recognized as construction in progress. If the exploratory drilling is unsuccessful, the cost previously recognized as an asset is included in the income statement;
- Cost incurred for each appraisal drilling is initially recognized as construction in progress. If the appraisal is unsuccessful, the cost previously recognized as an asset (including cost incurred in exploration stage) is included in the income statement. If the appraisal is successful, the cost incurred for all appraisal drillings (including unsuccessful drillings in hydrocarbons resource, that was recognized as an asset) is transferred to property, plant and equipment at the date of put into use;
- Other cost incurred at the exploration and recognition stage is initially recognized as intangible assets under development or construction in progress, depending on the type of cost incurred. If the exploration and recognition stage ends without success other cost incurred previously recognized as an asset is included in the income statement;
- When the commercial viability and technical feasibility of a resource is confirmed, the Group defines cash generating unit. It is assumed that cash generating unit will be defined as hydrocarbons resource;
- General and administrative expenses that can be directly attributed to the exploration and recognition stage should be recognized as an asset and included in previously defined cash generating unit. If cost cannot be allocated, it is included in the income statement when incurred.

Cost incurred for resource site planning are recognized as an asset and included in previously defined cost generating unit. General and administrative expenses that can be directly attributed to the resource site planning stage should be recognized as an asset and included in previously defined cost generating unit. If cost cannot be allocated, it is included in the income statement when incurred.
Cost directly attributed to hydrocarbons resource exploitation is included in the income statement as the cost of the current period.

Depreciation of non-current assets used for exploration and exploitation activity is calculated proportionally to the amount of extracted hydrocarbons, using unit of production method. If the unit of production method is not possible to apply (e. g. because of lack of information regarding total amount of hydrocarbons or using of assets on multiple stages of exploration or exploitation) other depreciation method, that most reliably reflects the economical usage, can be applied.

The Group creates provisions for the cost of removal of drillings and supporting infrastructure. The amount of the provision for future dismantling and land reclamation is initially recognized as a provision and as a part of initial value of an asset at the date of put into use.

The amount of created provisions is verified at each balance sheet date and adjusted to reflect the current knowledge as at that date. The increase in the provision due to the passage of time (due to discounting) is recognized as a financial expense. Changes in the provision due to assessment of cost, change of discount rate, change of date of removal/ reclamation adjust the book value of a provision and book value of an asset.

The Group performs impairment tests of assets used in exploration and exploitation activity, both for proved and unproved assets/resources.

The impairment assessment is performed by the Group for assets/resources (proved and unproved) on the level of cash generating unit defined as hydrocarbons resource.

Non-current assets classified as held for sale

Non-current assets classified as held for sale are those which comply simultaneously with the following criteria:
- the sales were declared by the appropriate level of management,
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and can be settled within 12 months following the sales decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met.

Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale, excluding above all financial assets and investment property, are measured at the lower of the carrying amount and the fair value less costs to sell.

In case of any subsequent increase in fair value less costs to sell of an asset, the Group recognizes a gain, but not in excess of the cumulative impairment loss that has been recognized.

Investment property

An investment property is initially recognized at cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure, such as professional fees for legal services, property transfer taxes and other transaction costs. The cost of a self-constructed investment property is its cost when the construction or development is complete and ready to use, according to principles defined for property, plant and equipment.

After initial recognition an investment property is presented at fair value determined on the basis of a valuation of an independent valuer. Gains and losses resulting from changes in fair value of investment property are presented in the income statement in the period in which they arise. The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal.

An investment property is presented in the financial statements prepared on the balance sheet date at fair value. The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction.

If there is clear evidence that the fair value of the investment property is not reliably determinable on a continuing basis, the Group measures investment property using the cost model, in accordance with principles defined for property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, as at trade date.

The Group derecognizes a financial asset when, and only when:
- the contractual rights to the cash flows from the financial asset expire, or
- it transfers the financial asset to another party.

The Group removes a financial liability (or part of financial liability) from its balance sheet when, and only when it is extinguished - that is when the obligation specified in the contract:
- is discharged, or
- is cancelled, or
- expired.

Measurement of financial assets

When a financial asset or a financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

When an option contract is recognized initially, there may be a difference between the transaction price and the instrument value that would be determined with valuation techniques used by the Group. In such a case the Group recognizes an asset initially at the transaction price and at the end of the reporting period (month) it determines the gain or loss resulting solely from change of factors taken into account when the transaction price was set.

For the purpose of measuring a financial asset at a balance sheet date or any other date after initial recognition, the Group classifies financial assets into the following four categories:
- financial assets at fair value through profit or loss;
- held-to-maturity investments;
- loans and receivables;
- available-for-sale financial assets.

Regardless of characteristics and purpose of a purchase transaction, the Group classifies initially selected financial assets as financial assets at fair value through profit or loss.

A financial asset at fair value through profit or loss is a financial asset classified as held for trading if it is:
- acquired principally for the purpose of selling or repurchasing in the near term, or
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profittaking, or
- a derivative (except for a derivative that is an effective hedging instrument);
- designated by the Group upon initial recognition as at fair value through profit or loss, when doing so results in more relevant information.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity.

Loans granted and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Fair value measurement of financial assets

The Group measures financial assets at fair value through profit or loss, including derivative financial assets and available-for-sale financial assets at their fair value, without any deduction for transaction costs that may be incurred on sale or other disposal.

Fair value of financial assets is determined in the following way:
- for instruments quoted on an active market based on current quotations available as at the balance sheet date;
- for debt instruments unquoted on an active market based on discounted cash flows analysis;
- for forward and swap transactions based on discounted cash flows analysis.

If the fair value of investments in equity instruments (shares) that do not have a quoted market price on an active market is not reliably measurable, the Group measures them at cost, that is the acquisition price less any accumulated impairment losses.

Financial assets designated as hedging transaction are measured in accordance with the principles of hedge accounting.

A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss are recognized directly in the income statement.

A gain or loss on an available-for-sale financial asset are recognized directly in equity through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses that are recognized directly in the income statement. In case of debt financial instruments interests calculated using the effective interest method are recognized in income statement.

Amortized cost measurement of financial assets

The Group measures loans and receivables, including trade receivables, as well as held-to-maturity investments at amortized cost using the effective interest method. The Group uses simplified methods in respect of measurement of financial assets at amortized cost if it does not distort information included in the financial statements. Financial assets measured at amortized cost, in relation to which the Group uses simplifications, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective indicator that a financial asset or group of financial assets is impaired.

If there is an objective indicator that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured at the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.
The Group uses simplified methods in respect of determining the impairment of trade receivables – particularly the impairment loss is recognized if the payment term expired at least 6 months before the balance sheet date. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in the income statement as revenues.

If there is an objective indicator that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

If there is an objective indicator that an impairment loss has been incurred on an available-for-sale financial asset, the cumulative loss that had been recognized directly in equity is removed from equity and recognized in the income statement. Impairment losses for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed, with the amount of the reversal recognized in the income statement.

Non-current financial assets held for sale

Non-current financial assets, the carrying amount of which will be recovered principally through a sale transaction, are classified as non-current assets held for sale and presented in the separate position of the balance sheet. For this to be the case, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable. Such a classification does not result in application of measurement principles defined in IFRS 5 designated for non-current assets held for sale. Non-current financial assets held for sale are still measured based on general principles relating to financial assets.

Measurement of financial liabilities

As at the balance sheet date or other dates after the initial recognition the Group measures financial liabilities at fair value through profit or loss (including particularly derivatives which are not designated as hedging instruments) at fair value. Regardless of characteristics and purpose of a purchase transaction, the Group classifies initially selected financial liabilities as financial liabilities at fair value through profit or loss, when doing so results in more relevant information. The fair value of a financial liability is the current price of instruments quoted on an active market.

If there is no active market for a financial instrument, the fair value of the financial liabilities is established by using the following techniques:
- using recent arm's length market transactions between knowledgeable, willing parties;
- reference to the current fair value of another instrument that is substantially the same;
- discounted cash flow analysis.

Loans and borrowings received and trade liabilities are non-derivative financial liabilities with fixed or determinable payments that are not quoted on an active market.

Financial guarantee contracts, that are contracts that require the Group (issuer) to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to make payment when due in accordance

with the original or modified terms of a debt instrument, not classified as financial liabilities at fair value through profit or loss are measured at the higher of:
- the amount determined in accordance with principles relating to valuation of provisions;
- the amount initially recognized less, when appropriate, cumulative amortization.

Embedded derivatives

If the Group is a party of a hybrid (combined) instrument that includes an embedded derivative, the embedded derivative is separated from the host contract and accounted for as a derivative in accordance with principles defined for investments at fair value through profit or loss if all of the following conditions are met:
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative, and
- the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss (that is when a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).

The Group assesses the need to separate an embedded derivative from the host contract and to present it as a derivative, when it becomes a party of a hybrid instrument for the first time. Reassessment is made only in case, when subsequent changes are introduced to the hybrid contract that substantially modify cash flows required by the contract.

A derivative is a financial instrument with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and
- it is settled at a future date.

Hedge accounting

Derivatives designated as hedging instruments whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a hedged item are accounted for in accordance with hedge accounting, if all of the following conditions are met:
- at the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group's risk management objective and strategy for undertaking the hedge;
- the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;
- for cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect the income statement;
- the effectiveness of the hedge can be reliably measured;
- the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect the income statement. A firm commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

If a fair value hedge is used, it is accounted for as follows:
- the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement, and
- the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement (this applies also if the hedged item is an available-for-sale financial asset, whose changes in value are recognized directly in equity).

The Group discontinues prospectively fair value hedge accounting if:
- the hedging instrument expires, is sold, terminated or exercised (for this purpose, the replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the Group's documented hedging strategy);
- the hedge no longer meets the criteria for hedge accounting, or
- the Group revokes the designation.

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect the income statement. A forecast transaction is an uncommitted but anticipated future transaction.

If a cash flow hedge is used, it is accounted for as follows:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the statement of changes in equity, and
- the ineffective portion of the gain or loss on the hedging instrument is recognized in the income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. However, if the Group expects that all or a portion of a loss recognized directly in equity will not be recovered in one or more future periods, it reclassifies into the income statement the amount that is not expected to be recovered.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the Group removes the associated gains and losses that were recognized directly in equity and includes them in the initial cost or other carrying amount of the asset or liability.

The Group discontinues prospectively cash flow hedge accounting if:
- the hedging instrument expires, is sold, terminated or exercised - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;
- the hedge no longer meets the criteria for hedge accounting - in this case, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs;
- the forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument recognized directly in equity are recognized in the income statement.

If the Group revokes the designation, the cumulative gain or loss on the hedging instrument recognized directly in equity remain separately recognized in equity until the forecast transaction occurs or is no longer expected to occur.

Inventories

Inventories are assets:
- held for sale in the ordinary course of business;
- in the process of production for such sale, or
- in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Raw materials and merchandise are measured initially at acquisition cost.

As at the balance sheet date raw materials and merchandise are measured at the lower of cost and net realizable value, considering any inventory allowances. A net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Estimates of a net realizable value of particular items of raw materials and merchandise are made during the reporting year on a current basis. Revaluation to a net realizable value concerns raw materials and merchandise that are damaged or obsolete.

The cost of usage of raw materials and merchandise is determined based on the weighted average cost formula, based on acquisition or purchase cost.

Finished goods and work in progress are measured initially at production cost. Production costs include costs of materials and costs of conversion for the production period.

The production costs do not include:
- costs incurred as a consequence of low production or production losses;
- general administration expenses that are not directly attributable to bringing the inventories to the condition and location at the moment of valuation;
- storage costs of finished goods and work in progress, unless these costs are necessary in the production process;
- selling costs.

For finished goods, the production costs comprise related fixed and variable indirect costs for normal production levels.

As at the balance sheet date finished goods and work in progress are measured at the lower of cost and net realizable value.

The cost of usage of finished goods is determined based on the weighted average cost formula, based on production cost in the particular reporting period.

Receivables

Trade and other receivables are recognized initially at the present value of the expected proceeds and are stated in the subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.

The Group uses simplified methods of receivables measurement, if it does not distort information included in the financial statements, particularly if the payment term of receivables is not long. Receivables, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of the Group's cash management.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.

The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

Declared but not paid capital contributions are recognized as outstanding share capital contributions. The Company's own shares and outstanding share capital contributions decrease the equity.

Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.

Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented as retained earnings.

Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

Retained earnings include:
- the amounts arising at profit distribution;
- transfers from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve, if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods);
- the undistributed result for prior periods;
- the current period net result;
- advance dividends paid;
- the effects of prior period errors.

Interest-bearing loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest method. The

difference between the net proceeds and the buyout amount is recognized as financial expenses or revenues over the term of the loan or borrowing.

The Group uses simplified methods of interest-bearing loans and borrowings measurement that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of the loan or borrowing is not long. Interest-bearing loans and borrowings, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Borrowing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the income statement in the period to which they refer.

Provisions

A provision is a liability of uncertain timing or amount.

The Group recognizes a provision when it has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The provision is reversed, if it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The provision is used only for expenditures for which the provision was originally recognized.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as financial expenses.

The provisions are created, among others, for (if recognition criteria mentioned above are met):
- environmental risk;
- restructuring;
- legal proceedings.

Provisions are not recognized for future operating losses.

Environmental provision

The Group makes provisions for future liabilities for reclamation of contaminated land or water or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provision for reclamation is periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Provision for jubilee, retirement and pension benefits

Under the Group's remuneration plans its employees are entitled to jubilee bonuses as well as retirement and pension benefits.

The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement (pension) benefits are paid once at retirement (pension). The amount of retirement and pension benefits as well as jubilee bonuses depends on the number of years of service and an employee's average remuneration.

The jubilee bonuses are other long-term employee benefits, whereas retirement and pension benefits are classified as post-employment benefit plans.

The retirement and pension benefits and jubilee bonuses provisions are created in order to allocate costs to relevant periods.

The present value of these liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities.

The accumulated liabilities equal discounted future payments, considering employee rotation, planned increase of remuneration and relate to the period ended at the last day of the reporting year.

Actuarial gains and losses are recognized in the income statement.

Accrued expenses

Accrued expenses are liabilities to pay for goods or services that have been received or supplied but have not been invoiced or formally agreed with the supplier, including amounts due to employees.

The uncertainty about the amount or timing of accrued expenses is much lower than in respect of provisions.

Accrued expenses relate for example to:
- unused holidays;
- loyalty program;
- employee bonuses.

Liabilities

Trade and other liabilities are stated at amortized cost using the effective interest method. The Group uses simplified methods of liabilities measurement, including financial liabilities that are usually measured at amortized cost, if it does not distort information included in the financial statements, particularly if the payment term of liabilities is not long. Liabilities, including financial liabilities, in relation to which simplified methods are used, are measured initially and after initial recognition (including the balance sheet date) at the amounts due.

Contingent liabilities and contingent assets

Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed in the financial statements unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognized in the balance sheet, however the respective information on the contingent asset is disclosed in the financial statements if the inflow of economic benefits is probable.

Revenues

Revenue from sale of finished goods, services, merchandise and raw materials is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenue from sale of finished goods, merchandise, and raw materials is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods. Revenue includes received or due payments for delivered goods or merchandise decreased by the amount of any trade discounts, value added tax (VAT), excise tax and fuel charges. The amount of revenue is measured at fair value of the received or due payments. Revenues realized on settlement of financial instruments hedging cash flows adjust revenues from sale.

Revenues and costs concerning rendering of services, whose beginning and end fall within different reporting periods, are recognized by reference to the stage of completion of the contract, when the outcome of a contract can be estimated reliably, that is when the total contract revenue and contract costs can be measured reliably, it is probable that the economic benefits will flow to the Group and the stage of contract completion can be measured reliably. When these conditions are not met, revenue is recognized only to the extent of contract costs incurred that is probable will be recoverable.

Revenues from licenses, royalties and trade mark are recognized on an accrual basis in accordance with the substance of the relevant agreement. Prepayments are recognized as deferred income.

Franchise revenues are recognized in accordance with the substance of the relevant agreement, in a way reflecting the reason of charging with franchise fees.

Revenues from dividends are recognized when the shareholder's right to receive payment is established.

Costs

The Group recognizes costs in accordance with accrual basis and prudence.

Costs of finished goods sold comprise costs of finished goods sold and costs of services sold, including services of support functions.

Distribution expenses include selling brokerage expenses, trading expenses, advertising and promotion expenses as well as transport expenses.

General and administrative expenses include expenses relating to management and administration of the Group as a whole.

Operating segments

The Group adopted business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of different merchandise and finished goods.

A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

The operations of the Group are divided into three main business segments:
- the Refining Segment that comprises crude oil processing as well as wholesale and retail trade in refinery products;
- the Petrochemical Segment that encompasses production and sales of petrochemicals;
- the Chemical Segment that comprises production and sales of artificial fertilizers and PVC.

The other operations of the Group include mainly support functions as well as transport, maintenance and building activities.

Segment revenue is revenue reported in the Group's income statement that is directly attributable to a segment and the relevant portion of the Group's revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the Group.

Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis to the segment, including expenses relating to sales to external customers and expenses relating to transactions with other segments of the Group. Segment expense does not include:
- income tax expense;
- interest, including interest incurred on advances or loans from other segments, unless the segment's operations are primarily of a financial nature;
- losses on sales of investments or losses on extinguishment of debt unless the segment's operations are primarily of a financial nature;
- general and administrative expenses and other expenses incurred at the level of the Group as a whole, unless such expenses concern operating activities of a segment and can be allocated on a reasonable basis to the segment.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Particularly segment assets and liabilities do not include assets (liabilities) connected with income tax.

The segment result is determined at the level of result from operations.

The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made, after adjustments within a given segment.

Sales prices used in transaction between segments are close to market prices. Segment operating costs are allocated to a proper segment.

Other costs which cannot be reliably allocated are included as unallocated expenses, reconciling total segment results to result from operations.

Insurance contracts

Revenues from gross premium written include the amounts due in the reporting period from issued insurance contracts, regardless of the reporting period they relate to. Gross premium written includes in particular:

- premiums accrued due to insurance coverage granted for the reporting period, that will be settled in the next reporting periods;
- additional premiums in case of semi-annual, quarterly or monthly payments as well as additional payments from policyholders for expenditures incurred by the insurance company.

Premiums are presented together with all adjustments relating to prior periods, after write-offs, returns, discounts, reductions and allowances as well as taxes and other parafiscal charges.

Reinsurers' share of premium written includes reinsurance premiums paid or due to reinsurers in the reporting period in accordance with proportional or non-proportional reinsurance treaties concluded by the insurance company.

Change in unearned premium reserve includes a difference between the balance of gross unearned premium reserve arising on the direct insurance business as at the end of the reporting period and as at the beginning of the reporting period. This item includes a change in the value of technical provisions presented in the balance sheet (equity and liabilities, unearned premium reserve).

Claims paid include all costs paid in the reporting period due to claims and benefits for losses incurred in the reporting period as well as prior periods, together with all direct and indirect, external and internal claims handling costs and subrogations vindication costs, less received returns, subrogations and salvages (including income on the sales of salvages). Claims handling costs and subrogations vindication costs comprise also costs of legal disputes. The value of received subrogations and salvages decreases the value of claims and benefits paid.

Reinsurers' share of claims and benefits paid relates to claims and benefits paid on the reinsurers' share in accordance with outward reinsurance treaties concluded.

Change in the provision for outstanding claims and benefits (including incurred but not reported, i.e. IBNR, claims) relates to the difference between the balance of gross provision for outstanding claims and benefits as at the end of the reporting period and as at the beginning of the reporting period, for both claims reported as at the balance sheet date as well as IBNR claims. This item includes a change in the value of technical provisions presented in the balance sheet (equity and liabilities, provision for outstanding claims and benefits).

Technical provisions are comprised of unearned premium reserve, unexpired risks reserve and provision for outstanding claims and benefits.

Unearned premium reserve is calculated individually for each insurance policy as premium written related to future reporting periods, proportionally to the period it was written for. If insurance risk is not uniformly distributed over the insurance coverage period unearned premium reserve is created proportionally to the risk expected in the future reporting periods.

Unexpired risk reserve is created for insurance policies concluded before the balance sheet date, as a supplementation of unearned premium reserve. It is recognized to cover future claims and benefits as well as other costs resulting from concluded insurance contracts. The provision is calculated as a difference between the expected value of future claims, benefits and other policy costs and unearned premium reserve together with the expected future premiums from insurance contracts issued before the balance sheet date.

The provision for outstanding claims and benefits is set up in the amount of estimated ultimate cost of claims incurred before the balance sheet date, including expected claims handling costs. In particular the following categories of claims are covered with the provision for outstanding claims and benefits:

- claims reported before the balance sheet date with initial assessment of the claim value;
- claims reported before the balance sheet date with no initial assessment of the claim value;
- claims incurred but not reported (IBNR) before the balance sheet date.

IBNR claims provision is established with consideration of the historical experience related to the claims handling process in a given insurance group.

Reinsurers' share of technical provisions is determined in accordance with stipulations of reinsurance treaties. The value of technical provisions is calculated by an actuary. Detailed principles of technical provisions valuation are defined by separate regulations.

Acquisition costs related to the future reporting periods are deferred (recognized in the balance sheet as an asset) and amortized with application of a pro rata temporis method over the insurance coverage period.

Initial recognition and the following measurement of investments of an insurance company is performed in accordance with regulations established for financial instruments.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it.

If the grant relates to a given income, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate.

If the grant concerns particular asset, its fair value is recognized as deferred income and on a systematic basis recorded in the income statement over the estimated useful life of the underlying asset.

Income tax expense

Income tax expense comprises current tax expense and deferred tax expense and decreases profit before tax.

Current tax is determined in accordance with the relevant tax law regulations in respect of the taxable profit.

Current tax liabilities represent the amounts payable at the balance sheet date. If the amount paid due to current income tax is greater than the amount due the excess is recognized in the balance sheet as a receivable.

Deferred tax assets are recognized for deductible temporary differences, unrealized tax losses and unrealized tax relieves.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deductible temporary differences are temporary differences that will result in reducing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Deductible temporary differences arise when the carrying amount of an asset is lower than its tax base or when the carrying amount of a liability is higher than its tax base. Deductible temporary differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

Taxable temporary differences are temporary differences that will result in increasing taxable amounts when determining taxable profit (tax loss) of future periods when the carrying amount of the asset or liability is recovered or settled. Taxable temporary differences arise when the carrying amount of an asset is higher than its tax base or when the carrying amount of a liability is lower than its tax base. Taxable temporary differences may also arise in connection with items not recognized in the accounting records as assets or liabilities. Tax base is determined in relation to expected recovery of assets or settlement of liabilities.

The Group does not recognize deferred tax assets and deferred tax liabilities for temporary differences resulting from the initial recognition of an asset or liability in a transaction which is not a business combination, and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). A deferred tax liability is not recognized for goodwill, whose amortization is not a tax deductible cost.

The deferred tax assets and liabilities are measured at each balance sheet date using enacted tax rates binding for the year in which the tax obligation arises, based on tax rates published in tax law.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized (impairment analysis of deferred tax assets at each balance sheet date).

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities relating to equity transactions are charged to equity.

Deferred tax assets and liabilities are accounted for as non-current assets or long-term liabilities in the balance sheet.

Deferred tax assets and liabilities are offset in the balance sheet, if the Group has a legally enforceable right to set off the recognized amounts. It is assumed that a legally enforceable right exists if the amounts concern the same tax payer (including capital tax group), except for amounts taxed based on lump sum method or in a similar way, if tax law does not allow to offset them with tax determined according to general rules.

Earnings per share

Basic earnings per share are calculated by dividing the net profit for a given period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of ordinary shares.

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

The functional currency of the Group is Polish zloty.

At each balance sheet date:

- foreign currency monetary items including units of currency held by the Group as well as receivables and liabilities due in defined or definable units of currency are translated using the closing rate, i.e. spot exchange rate as at the balance sheet date;
- non-monetary items that are measured at cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in the income statement in the period in which they arise, except for monetary items hedging currency risk, that are accounted for in accordance with cash flows hedge accounting. Foreign exchange differences are recognized in the income statement in the net amount.

Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

The Management Board estimates and assumptions

The preparation of financial statements in accordance with IFRSs requires that the Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and expenses. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.
Actual results may differ from the estimated values.

The estimates and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Changes in accounting policies, changes in accounting estimates and errors

The Group changes an accounting policy only if the change:

- is required by change in the accounting law;
- results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Group's financial position, financial performance or cash flows.

Changes in accounting policies are applied retrospectively. The related adjustments are presented in equity – in retained earnings. To ensure that data are comparable the Group adjusts the opening balance of each affected

component of equity for the earliest prior period presented and the other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information, development of a situation or more experience.

The prior period errors are corrected by the equity – retained earnings. When preparing financial statements, the assumption is made that the error was corrected in the period, in which it was made. It means that the amount of the correction relating to the prior period should be included in the income statement of that period.

Cash flow statement

The cash flow statement is prepared using indirect method.

Cash and cash equivalents presented in the cash flow statement include cash and cash equivalents less bank overdrafts, if they form an integral part of the Group's cash management.
Dividends received are presented in cash flows from investing activities.

Dividends paid are presented in cash flows from financing activities.

Interests paid on bank loans and borrowings, debt securities issued and interests from leases paid are presented in cash flows from financing activities. Other interests paid are presented in cash flows from operating activities.

Interests received from finance leases, loans granted and short term securities are presented in cash flows from investing activities. Other interests received are presented in cash flows from operating activities.

Cash flows from corporate income tax are presented in cash flows from operating activities.

Business combinations

Business combinations are accounted for using the purchase method. Application of this method requires:
- identification of acquirer;
- measurement of cost of the business combination;
- allocation, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The fair value of assets, liabilities and contingent liabilities, for the purpose of an allocation of a cost of business combination, is recognized in accordance with the appendix B to IFRS 3.

The excess of the cost of business combination over the net fair value of identifiable assets, liabilities and contingent liabilities is presented as goodwill.

The excess of the net fair value of identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized as other operating income of the period.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date (all relevant days of acquisition if the business combination results from a series of transactions) at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities.

Goodwill is allocated to cash-generating units at the acquisition date.

Goodwill is tested for impairment before the end of the reporting period in which the business combination occurred and in the following annual reporting periods. If events or circumstances indicate that goodwill might be impaired, the goodwill is tested for impairment before the end of each reporting period, in which such circumstances occurred.

As at the balance sheet date goodwill is measured at cost less cumulative impairment losses recognized in the previous periods as well as decreases due to partial disposals of shares, to which goodwill was allocated. Impairment losses up to the amount of goodwill allocated to a particular cash-generating unit (or group of units) are not reversible.

(all amounts in PLN thousand)

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination, the acquirer reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and recognizes immediately in the income statement any excess remaining after that reassessment.

Impact of new Standards and Interpretations on the Group's financial statements

As at 31 December 2007 the following new standards, changes and interpretations to International Financial Reporting Standards were published:

- IFRIC 11 – "Group and Treasury Share Transactions" – effective for the annual periods beginning on or after 1 March 2007;
- IFRIC 12 – "Service Concession Arrangements" – effective from 1 January 2008;
- IFRIC 13 – "Customer Loyalty Programmes" – effective from 1 July 2008;
- IFRIC 14 – "The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction" - effective from 1 July 2008;
- IFRS 2 – "Share – based Payment" – effective from 1 January 2009;
- IFRS 3 – "Business Combinations" – effective from 1 July 2009;
- IFRS 8 – "Operating Segments" – effective from 1 January 2009;
- IAS 1 – "Presentation of Financial Statements" – effective from 1 January 2009;
- IAS 23 – "Borrowing Costs" – effective from 1 January 2009;
- IAS 27 – "Consolidated and Separate Financial Statements" – effective from 1 July 2009;
- IAS 32 – "Financial Instruments: Presentation" – effective from 1 January 2009.

As at 31 December 2007 all the above-mentioned standards and interpretations are pending for the European Union approval.

The Group assessed the effects of implementation of these interpretations and changes to standards. Changes to IAS 23 were identified as most likely to significantly influence the financial statement. As the borrowing costs are not to be recognized as an expense in the income statement, the changes will cause the decrease of financial costs and an increase of depreciation expense of non-current assets, starting from the date of put into use. Borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset and depreciated during the economic useful life of an asset. Due to the fact that it is difficult to specify the connection between the loan or borrowing and the asset, currently the Group analyses the borrowing costs in order to keep the commensurability between drawn loans and current investments. Starting from January 2009 the Group introduces the prospective changes to the accounting principles regarding the borrowing costs. In accordance with the changes to IAS 23, principles applied so far will not be used.

In this consolidated financial statement the Group recognized in the income statement the effect of the borrowing costs in the amount of PLN (20,923) thousand, which is the effect of negative foreign exchange differences and interests in 2007 and respectively PLN (221,730) thousand in 2006.

According to the preliminary assessment other changes in standards mentioned above will not significantly influence the Group's financial statements.

b) Principles of consolidation

The consolidated financial statements of the Group include data of PKN ORLEN S.A., data of its subsidiaries and jointly controlled entities (joint ventures) prepared as at the same balance sheet date as unconsolidated financial statements of PKN ORLEN S.A. and using uniform accounting principles in relation to similar transactions and other events in similar circumstances. Data of subsidiaries and jointly controlled entities (joint ventures) that together do not significantly impact the financial statements of the Capital Group may not be consolidated. In such a case shares are accounted for using equity method.

Subsidiaries

Subsidiaries are entities under the Group's control. It is assumed that the Group controls another entity if it holds the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Particularly, the control is evidenced when the Group holds directly or indirectly more than 50% of the voting rights in an entity that are not contractually or actually restrained and governs the financial and operating policies of the entity.

Subsidiaries (except for subsidiaries held for sale) are consolidated using the line by line method. In the line by line method the financial statements of the Parent and its subsidiaries are combined line by line by adding together like items of assets, liabilities, income and expenses and then appropriate consolidation procedures are performed.

Investments in jointly controlled entities

Investments in jointly controlled entities are investments where the Group exercises joint control. It is assumed that the Group jointly controls another entity if the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. Investments in jointly controlled entities are accounted for using the proportionate method. In the proportionate method a proportional share in a jointly controlled entity's assets, liabilities, income and expenses is presented line by line with similar items in the consolidated financial statements and appropriate consolidation procedures are performed.

Investments in associates

Investments in associates (entities over which the company has significant influence and that are neither controlled nor jointly controlled) are accounted for using the equity method, based on financial statements of associates prepared as at the same balance sheet date as unconsolidated financial statements of the Parent Company and using uniform accounting principles in relation to similar transactions and other events in similar circumstances. Investments accounted for using equity method are tested for impairment.

It is assumed that the Group has significant influence over another entity, if it has ability to participate in financial and operating decisions of the entity. Particularly, the significant influence is evidenced when the Group holds directly or indirectly more than 20%, and no more than 50% of the voting rights of an entity and participation in financial and operating decisions is not contractually or actually restrained and is actually executed.

Consolidation procedures

Consolidated financial statements are prepared using the line by line method and the proportionate method. Besides, shares are accounted for using the equity method.

In preparing consolidated financial statements the following consolidation procedures are followed:
- the carrying amount of the Parent's investment in each subsidiary and the Parent's portion of equity of each subsidiary are eliminated;
- minority interests in the profit or loss of consolidated subsidiaries for the reporting period are identified;
- minority interests in the net assets of consolidated subsidiaries are identified separately from the Parent shareholders' share in their equity;
- intragroup balances are eliminated;
- unrealized gains or losses on intragroup transactions are eliminated;
- the income and expenses relating to introgroup transactions are eliminated.

Consolidated financial statements are financial statements of the Capital Group prepared as if they were financial statements of a single economic entity.

(all amounts in PLN thousand)

5. Tangible fixed assets

	31 December 2007	31 December 2006
Land	758 324	773 450
Buildings and constructions	8 905 383	8 839 615
Machinery and equipment	11 829 724	13 629 257
Vehicles and other	857 673	875 065
Construction in progress	2 482 821	1 082 294
Total property, plant and equipment	**24 833 925**	**25 199 681**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross value						
1 January 2007	837 976	12 408 079	21 625 445	1 585 247	1 131 323	37 588 070
Increase	13 244	80 611	128 240	188 490	3 423 019	3 833 604
Reclassification *	32 305	809 957	817 987	110 080	(1 841 411)	(71 082)
Decrease	(35 079)	(154 449)	(214 454)	(168 595)	(16 029)	(588 606)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland AG	(26 523)	(220 011)	(1 249 035)	(49 458)	(171 777)	(1 716 804)
31 December 2007	**821 923**	**12 924 187**	**21 108 183**	**1 665 764**	**2 525 125**	**39 045 182**
1 January 2006	792 255	11 273 174	15 600 629	1 256 077	1 051 702	29 973 837
Increase	1 384	100 752	154 890	103 400	1 818 520	2 178 946
Reclassification **	38 057	890 534	831 858	161 943	(2 018 750)	(96 358)
Decrease	(16 277)	(673 199)	(1 580 885)	(156 947)	(60 492)	(2 487 800)
Additions due to acquisition of Mazeikiu Group	6 700	673 012	6 260 954	203 627	330 615	7 474 908
Foreign exchange differences on Unipetrol Group and Orlen Deutschland AG	15 857	143 806	357 999	17 147	9 728	544 537
31 December 2006	**837 976**	**12 408 079**	**21 625 445**	**1 585 247**	**1 131 323**	**37 588 070**
Accumulated depreciation and impairment allowances						
1 January 2007	64 526	3 568 464	7 996 188	710 182	49 029	12 388 389
Depreciation	618	565 108	1 595 653	184 317	-	2 345 696
Other increases	1	9 356	4 501	37 941	-	51 799
Impairment allowances	(636)	3 090	4 445	8 880	(6 228)	9 551
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	(55)	(91 177)	(168 786)	(121 536)	-	(381 554)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland AG ***	(855)	(36 037)	(153 542)	(11 693)	(497)	(202 624)
31 December 2007	**63 599**	**4 018 804**	**9 278 459**	**808 091**	**42 304**	**14 211 257**
1 January 2006	65 756	3 205 656	7 484 578	656 029	51 064	11 463 083
Depreciation	716	572 156	1 317 523	144 430	-	2 034 825
Other increases	411	6 592	42 020	25 878	-	74 901
Impairment allowance	(3 421)	(89 837)	(215 372)	(1 543)	(2 523)	(312 696)
Depreciation decrease due to liquidation and sale of property, plant and equipment and other decreases	(23)	(179 548)	(819 805)	(123 802)	-	(1 123 178)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland AG	1 087	53 445	187 244	9 190	488	251 454
31 December 2006	**64 526**	**3 568 464**	**7 996 188**	**710 182**	**49 029**	**12 388 389**
Net book value						
1 January 2007	**773 450**	**8 839 615**	**13 629 257**	**875 065**	**1 082 294**	**25 199 681**
31 December 2007	**758 324**	**8 905 383**	**11 829 724**	**857 673**	**2 482 821**	**24 833 925**
1 January 2006	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**
31 December 2006	**773 450**	**8 839 615**	**13 629 257**	**875 065**	**1 082 294**	**25 199 681**

* transfers from construction in progress to specific groups of property, plant and equipment in the amount of PLN 1,770,035 thousand, transfers of intangible assets in the amount of PLN 67,752 thousand and perpetual usufruct of a land in the amount of PLN 3,624 thousand
** transfers form construction in progress to specific groups of property, plant and equipment in the amount of PLN 1,956,133 thousand, transfers of intangible assets in the amount of PLN 46,812 thousand and perpetual usufruct of land in the amount of PLN 15,805 thousand
***incl. exchange rate differences on impairment allowances in the amount of PLN (12,980) thousand

(all amounts in PLN thousand)

Impairment allowances for property, plant and equipment as at 31 December 2007 and 31 December 2006 amounted to PLN 568,366 thousand and PLN 571,795 thousand, respectively.

As at 31 December 2007 the Group reviewed economic lives of property, plant and equipment applied afore. Should the rates from previous years be applied, depreciation expense would be higher by PLN 58,291 thousand.

The gross book value of all fully depreciated property, plant and equipment still in use as at 31 December 2007 amounted to PLN 1,927,622 thousand and as at 31 December 2006 amounted to PLN 1,749,347 thousand.

Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to other operating expenses.

Property, plant and equipment of PLN 1,124,988 thousand and PLN 1,263,602 thousand were used as a pledge for the Group's liabilities as at 31 December 2007 and 31 December 2006, respectively.

6. Investment property

The following changes were recognized in investment property in 2007 and 2006:

	2007	2006
Investment property, beginning of period	34 925	11 557
Reclassification from property, plant and equipment	33 153	20 943
Increase due to entities consolidated for the first time	-	4 331
Purchase	1 244	-
Reclassification to property, plant and equipment	-	(1 445)
Fair value adjustment	189	(357)
Foreign exchange differences	(677)	
Other	242	(104)
Investment property, end of period	**69 076**	**34 925**

Investment property of the Group comprise of: social-office buildings, partially designated for rent, with a carrying amount of PLN 69,076 thousand as at 31 December 2007 and PLN 34,925 thousand as at 31 December 2006.

In 2007 and 2006 the Group gained rental income from investment property in amount of PLN 7,114 thousand and 3,333 thousand, respectively.

Direct operating expenses arising from investment property, that in a given period generated rental income, accounted for PLN 2,831 thousand in 2007 and PLN 4,463 thousand in 2006.
Direct operating expenses from investment property, that in a given period did not generate rental income, accounted for PLN 4,082 thousand in 2007 and PLN 480 thousand in 2006.

By virtue of characteristics of the investment property, either comparison or revenue approach was applied to assess the fair value by the independent valuer. Comparison approach was applied assuming that the value of assessed property was equal to the market price of the comparable property. In revenue approach the calculation was based on discounted cash flows method, due to variability of revenues in foreseeable future. In the analyzes the 5-year period forecasts were applied. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property. Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for similar objects, same located and in the same technical condition and standard and designated for similar purposes.

(all amounts in PLN thousand)

7. Intangible assets

	31 December 2007	31 December 2006
Acquired licenses, patents and similar intangible assets	471 617	460 148
Acquired computer software	31 423	30 287
Other*	27 930	129 348
Total intangible assets	**530 970**	**619 783**

*including the assessed value of purchased CO_2 emission rights in Mazeikiu Group in the amount of PLN 88,771 thousand as at 31 December 2006

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Gross value				
1 January 2007	151 709	780 230	155 006	1 086 945
Acquisition	10 352	12 802	9 006	32 160
Other increases	3 177	11 236	3 505	17 918
Reclassification *	7 496	51 052	9 204	67 752
Decrease	(9 801)	(6 096)	(108 647)	(124 544)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland AG	(6 825)	(10 962)	(6 973)	(24 760)
31 December 2007	**156 108**	**838 262**	**61 101**	**1 055 471**
1 January 2006	134 077	771 210	54 468	959 755
Acquisition	6 785	5 096	7 529	19 410
Other increases	55	6 950	4 970	11 975
Reclassification *	4 242	36 513	6 057	46 812
Decrease	(6 598)	(55 249)	(23 153)	(85 000)
Increase due to acquisition of Mazeikiu Group	8 491	1 337	102 916	112 744
Foreign exchange differences on recalculation of Unipetrol Group and Orlen Deutschland AG	4 657	14 373	2 219	21 249
31 December 2006	**151 709**	**780 230**	**155 006**	**1 086 945**
Accumulated depreciation and impairment allowances				
1 January 2007	121 422	320 082	25 658	467 162
Depreciation	13 904	50 787	19 779	84 470
Other increases	275	66	7 703	8 044
Impairment allowances	77	(29)	(22)	26
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(6 687)	(1 781)	(19 343)	(27 811)
Foreign exchange differences on Unipetrol Group, Mazeikiu Group and Orlen Deutschland AG **	(4 306)	(2 480)	(604)	(7 390)
31 December 2007	**124 685**	**366 645**	**33 171**	**524 501**
1 January 2006	109 595	312 049	24 944	446 588
Depreciation	13 717	49 623	4 627	67 967
Other increases	223	3 990	4 149	8 362
Impairment allowances	-	(33 844)	19	(33 825)
Depreciation decrease due to liquidation and sale of intangible assets and other decreases	(6 144)	(16 633)	(9 019)	(31 796)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland AG	4 031	4 897	938	9 866
31 December 2006	**121 422**	**320 082**	**25 658**	**467 162**
Net book value				
1 January 2007	**30 287**	**460 148**	**129 348**	**619 783**
31 December 2007	**31 423**	**471 617**	**27 930**	**530 970**
1 January 2006	**24 482**	**459 161**	**29 524**	**513 167**
31 December 2006	**30 287**	**460 148**	**129 348**	**619 783**

* transfers from construction in progress

** including foreign exchange differences related to impairment allowances in the amount of PLN (65) thousand

Impairment allowances for intangible assets as at 31 December 2007 and 31 December 2006 amounted to PLN 1,793 thousand and PLN 1,832 thousand, respectively.

As at 31 December 2007 the Group reviewed economic useful lives of intangible assets applied afore. Should the rates from previous year be applied, adjustment to depreciation expense would not be material.

The gross book value of all fully depreciated intangible assets still in use as at 31 December 2007 amounted to PLN 217,856 thousand and as at 31 December 2006 amounted to PLN 218,819 thousand.

CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date the rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and their carrying amount.

Information on granted emission rights and their balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousand)**
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 867 314
Actual use of emission rights in 2005	(10 310 051)	(852 246)
Actual use of emission rights in 2006	(10 459 646)	(864 495)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Remaining emission rights for 2007	13 828 446	1 087 398
Sale of emission rights in 2007 (quantity and value in accordance with accounting records)	(2 005 825)	(152 729)
Estimated emissions in 2007	(10 084 414)	(796 526)
Decreases due to changes in Group structure	(482 003)	(39 427)
CO_2 emission rights as at 31 December 2007	(1 256 204)	98 716

In 12 month period ended 31 December 2007 profit from sale of CO_2 emission rights was recognized in amount of PLN 4,908 thousand.

At at the day of publication of these financial statements, the CO_2 emission rights received free of charge for 2007, were settled. According to qualified independent data verifier, corrected and verified total amount of emission in 2007 amounted to 9,416,965 Mg CO_2, that is 9,416,965 emission rights. This emission rights were redeemed in March 2008. After redemption 1,036,559 unused emission rights were left. In the I quarter 2008 481,832 emission rights were sold and 442,888 discontinued. The remaining surplus of 111,839 rights will be automatically redeemed on 1 May 2008, unless the rights are earlier sold.

In 2007 profit on sale of CO_2 emission rights in the amount of PLN 162 thousand was recognized.

As at 31 December 2007 the net value of granted emission rights in the balance sheet of the Company, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

Information on emission rights acquired through the business combination with Mazeikiu Group	Quantity (Mg)	Value (in PLN thousand)
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Estimated emissions in I quarter 2007	(467 548)	(9 597)
Estimated emissions in II quarter 2007	(476 258)	(1 948)
Estimated emissions in III quarter 2007	(461 135)	(180)
Estimated emissions in IV quarter 2007	(251 807)	(67)
Sale of emission rights in II quarter 2007 (quantity and value in accordance with accounting records)	(1 600 000)	(7 388)
Redemption of CO_2 emission rights, which expired as at 31 December 2007 due to end of 3-years accounting period *	(360 733)	(63 128)
Effect of exchange rate changes	-	(6 463)
CO_2 emission rights as at 31 December 2007	-	-

*including usage of impairment allowance of CO_2 emission rights in the amount of PLN 63,019 thousand, net value of redeemed emission rights (i.e. after usage of impairment allowance) amounted to PLN 109 thousand

In the 12-month period ended 31 December 2007 the loss on sale of CO_2 emission rights in the Mazeikiu Group amounted to PLN 6,915 thousand.

Cogeneration certificates

In accordance with state regulations based on Directive No. 2001/77/EC from 27 September 2001 adopted by the European Union, the Group has recognized in the financial statements cogeneration certificates on production of high efficient electricity ("red energy").

In the balance sheet as at 31 December 2007, the net value of granted rights, being a difference between fair value of rights and deferred income related to receipt of free of charge rights, amounted to nil.

The sale of free of charge red energy rights is recognized as profit in other operating revenues, in the reporting period, when the rights were sold.

In 2007 the Group was granted rights in the amount of 1,058,625 MWh. The value of certificates amounted to PLN 18,632 thousand.

Perpetual usufruct of land

The titles to perpetual usufruct of land obtained under an administrative decision were recognized as off balance sheet items in the amount of PLN 1,011,178 thousand as at 31 December 2007 and of PLN 1,042,248 thousand as at 31 December 2006. These rights have been revalued to fair value as at 1 January 2004.

Concessions

As at 31 December 2007 the Group possessed concessions for public services due to which annual concession fees recognized in the income statement in a given period are paid.

The Group Entities, as the owners of particular concessions granted by public administrative bodies, possess concessions for the following activities:

- Manufacturing of liquid fuels;
- Trade of liquid fuels;
- Storage of liquid fuels;
- Trade of gas fuels;
- Distribution of gas fuels;
- Domestic fuels transportation;
- International profit-making road transportation services;
- Manufacturing of electrical energy;
- Trade of electrical energy;
- Transportation and distribution of electrical energy;
- Manufacturing of heating energy;
- Trade of heating energy;
- Transportation and distribution of heating energy;
- Storage of liquid hydrocarbons;

(all amounts in PLN thousand)

- Exploitation of rock salt;
- Recognition of rock salt;
- Exploration and recognition of crude oil and natural gas.

Concessions for trade of liquid fuels and gas, manufacturing and storage of liquid fuels, distribution of gas fuels, manufacturing, trade, transportation and distribution of heating energy, manufacturing, trade, transportation and distribution of electrical energy are granted in most cases for the period of 10 years. Concessions for domestic fuels transportation and international profit-making road transportation services are granted for the period of 5 to 50 years. Concessions for liquid hydrocarbons storage (until 1 September 2029) and exploitation of rock salt (until 29 April 2033) are granted for the period of 30 years and concession for recognition of rock salt (until 3 February 2012) is granted for the period of 6 years. Concession for exploration and recognition of crude oil and natural gas are granted for the period of 5 years (until 30 November 2012).

8. Goodwill

	31 December 2007	31 December 2006
Goodwill on consolidation:		
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	4 597	9 886
Goodwill on Mazeikiu Group companies	1 296	1 301
Ceska Rafinerska	6 674	-
Other	831	658
Total goodwill on consolidation	**29 016**	**27 463**
Goodwill on business combination:		
Basell ORLEN Polyolefins Sp. z o.o.	51 902	51 146
Goodwill on UNIPETROL Group companies	33 360	34 472
Spolana a.s.	-	8 218
ORLEN Deutschland AG	7 646	9 256
AB Mazeikiu Elektrine	10 392	12 509
Other	149	640
Total goodwill on business combination	**103 449**	**116 241**
Total goodwill	**132 465**	**143 704**

(all amounts in PLN thousand)

In 2007 and 2006 the following changes in goodwill took place:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Goodwill on consolidation, beginning of period	**27 463**	**17 630**
Increase	**7 001**	**316 292**
Etylobenzen Sp. z o.o.	175	305 105
Mazeikiu Group	152	1 301
ORLEN Petrozachód Sp. z o.o.	-	9 886
Ceska Rafinerska	6 674	-
Decrease	**(5 293)**	**(306 459)**
Goodwill on Mazeikiu Group companies	-	(305 105)
Impairment of goodwill of ORLEN Petrozachód Sp. z o.o.	(5 293)	-
Other	-	(1 354)
Effect of exchange rate changes	(155)	-
Goodwill on consolidation, end of period	**29 016**	**27 463**

	for the year ended 31 December 2007	for the year ended 31 December 2006
Goodwill on business combination, beginnig of period	**116 241**	**97 817**
Increase	**756**	**20 727**
Mazeikiu Elektrine	-	12 509
Spolana a.s.	-	8 218
Basell Orlen Poliolefins	756	-
Decrease	**(9 506)**	**(3 932)**
Goodwill on UNIPETROL Group companies	-	(2 833)
Impairment of Spolana	(7 953)	-
ORLEN Deutschland AG	(1 064)	(1 099)
Other	(489)	-
Effect of exchange rate changes	(4 042)	1 629
Goodwill on consolidation, end of period	**103 449**	**116 241**

(all amounts in PLN thousand)

9. Long-term financial assets

a) Available-for-sale assets*

	Seat	31 December 2007	31 December 2006	Group's interest in capital/ voting rights as at 31 December 2007	Group's interest in capital/ voting rights as at 31 December 2006	Principal activity
AGROBOHEMIE a.s.	Czech Republic-Prague	-	263 201	-	50.00%	wholesale
Synthesia a.s. (former Aliachem a.s.)	Czech Republic-Pardubice	-	245 794	-	38.90%	production of chemicals
Telewizja Familijna S.A.	Poland - Warsaw	26 004	26 004	11.96%/ 9.61%	11.96%/ 9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland - Włocławek	25 203	25 203	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	31 026	31 026	14.10%	14.10%	construction, operation and maintenance of loading station for liquid fuels
Other		19 325	23 150			
Total		**101 558**	**614 378**			
Impairment allowance for Telewizja Familijna		(26 004)	(26 004)			
Other impairment allowances		(13 232)	(17 442)			
Total impairment allowances		**(39 236)**	**(43 446)**			
Net value of available-for-sale assets		**62 322**	**570 932**			

b) Investments held to maturity

	Seat	31 December 2007	31 December 2006
Telewizja Familijna S.A. bonds **	Poland - Warsaw	26 000	26 000
Impairment allowance		(26 000)	(26 000)
Net value of investments held to maturity		-	-
Total net value of financial assets		**62 322**	**570 932**

* these assets are not assets classified as held for sale

** On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 31 December 2007 and 31 December 2006 was fully covered by a relevant allowance.

(all amounts in PLN thousand)

10. Investments accounted for using equity method

As at 31 December 2007 and 31 December 2006 the Group's investments accounted for using equity method were as follows:

	Carrying amount as at		Group's interest in capital/ voting rights	Group's interest in capital/ voting rights	Principal activity
	31 December 2007	31 December 2006	as at 31 December 2007	as at 31 grudnia 2006	
Polkomtel S.A.	689 550	687 694	19,61%	19.61%	rendering mobile telecommunication services
Niezależny Operator Międzystrefowy Sp. z o.o.	-	18 033	-	35.00%	rendering telecommunication services
Other	10 781	10 576			
Total	**700 331**	**716 303**			

In accordance with IAS 28 "Investments in associates", condensed financial data comprising total assets and liabilities as at 31 December 2007 and 31 December 2006, revenues, financial expenses and profit for 2007 and 2006 in Polkomtel S.A. are described below:

Polkomtel S.A. (Selected financial data)

	31 December 2007	31 December 2006
Current assets	1 393 641	1 091 960
Non-current assets	7 065 106	6 588 996
Short-term liabilities	2 742 910	2 121 991
Long-term liabilities	774 152	842 176

	for the year ended 31 December 2007	for the year ended 31 December 2006
Total sales revenues	7 799 020	7 359 014
Profit of operations	1 769 560	1 475 544
Profit before tax	1 701 715	1 403 347
Income tax expense	(344 785)	(281 677)
Net profit	1 356 930	1 121 670

(all amounts in PLN thousand)

11. Jointly- controlled entities, proportionally consolidated

PKN ORLEN owns 50% share in joint-venture company-Basell ORLEN Polyolefins Sp. z o.o., engaged in production, distribution and sale of polyolefines and in Płocki Park Przemysłowo Technologiczny S.A., engaged in consulting, management and leadership in field of economic activity, holding management, property planning, purchase and sale on its behalf.

As at 31 December 2007 and for the year ended 31 December 2007 the Group had the following share in assets, liabilities, revenues and costs of BOP :

	31 December 2007
Current assets	579 968
Non-current assets	835 962
Short-term liabilities	400 495
Long-term liabilities	362 018

	for the year ended 31 December 2007
Total revenues	1 580 465
Cost of finished goods, merchandise and raw materials sold	(1 308 446)
General and administrative expenses	(10 448)
Financial expenses	(36 581)
Profit before tax	179 031
Income tax expense	(36 180)
Net profit	142 851

As at 31 December 2007 and for the year ended 31 December 2007 the Group had the following share in assets, liabilities, revenues and costs of Płocki Park Przemysłowo- Technologiczny S.A. :

	31 December 2007
Current assets	21 301
Non-current assets	28 735
Short-term liabilities	18 320
Long-term liabilities	-

	for the year ended 31 December 2007
Total revenues	812
Cost of finished goods, merchandise and raw materials sold	(503)
General and administrative expenses	(2 020)
Financial expenses	(27)
Profit before tax	490
Income tax expense	-
Net profit	490

(all amounts in PLN thousand)

12. Other non-current assets

	31 December 2007	31 December 2006
Advances for construction in progress	98 239	83 467
Receivables due to social support granted for employees	4 740	-
Receivables due to sales of property, plant and equipment	1 762	8 561
Receivables due to additional payments to equity	45	-
Other	6 226	24 520
Total	**111 012**	**116 548**

13. Inventory

	31 December 2007	31 December 2006
Raw materials	5 695 785	3 706 674
Work in progress	932 056	752 141
Finished goods	3 389 941	2 495 637
Merchandise	347 627	444 404
Total inventory	**10 365 409**	**7 398 856**

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no. 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions in prior year less export and intra-Community supplies (in addition Material Reserves Agency is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average and net import in a given year).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in Poland are contained in the Minister of Economy Decree of 24 April 2007 (Official Journal no 81 item 546,547).

At the beginning of April 2007 the new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market was introduced. The act introduced additional conditions which are met in the International Energy Agency. Due to that fact Poland became an associated member of the Agency and started the procedure of obtaining the full membership in the organization.

The new act introduced additional provisions such as:
- Building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves;
- Changes to methods of calculation of reserves (quantities sold in the country were replaced by net imports of crude oil in the revised methodology);
- Building up a 30-days reserves of LPG and natural gas.

The Group fulfilled all obligations regarding the new act, which led to establishing higher reserves of crude oil.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in the Republic of Lithuania are contained in Decree no. 1901 of 5 December 2002 regarding approval of construction procedure, collection and maintanance of crude oil- derivatives and oil products and minimal amounts of crude-oil derivative products (Official Journal, 2002, no.117-5255). Mandatory reserves are maintained for 90 days.

In Czech Republic methods of calculation and formation of the mandatory reserves of liquid fuels are contained in Act no 189/1999 "Mandatory reserves of crude oil" published by Czech Republic Parlament at 29.07.1999 and amended by Decree no. 560/2007 of 24.09.2004. Mandatory reserves are maintained for 90 days.

The value of mandatory reserves held by the Group as at 31 December 2007 and 31 December 2006 amounted to PLN 4,802,805 thousand and PLN 2,701,606 thousand, respectively.

As at 31 December 2007 and 31 December 2006 impairment allowances of inventories amounted to PLN 54,152 thousand and PLN 74,151 thousand.

As at 31 December 2007 and 31 December 2006 a pledge on inventories of book value of PLN 223,550 thousand and 185,094 thousand for each balance sheet date as a provision for Group's credit liabilities, was established.

(all amounts in PLN thousand)

14. Trade and other receivables

	31 December 2007	31 December 2006
Trade receivables	5 227 759	4 725 256
Excise tax and fuel charge receivables	185 353	215 777
Taxation, duty and social security receivables	546 961	549 676
Receivables due to sale of property, plant and equipment	828	17 865
Prepayments for property, plant and equipment	434 073	106 473
Receivables due to compensations relating to Mazeikiu Group insurance	284 895	566 412
Other receivables	204 586	112 213
Total trade and other receivables, net	**6 884 455**	**6 293 672**
Receivables allowance	562 558	591 275
Total trade and other receivables, gross	**7 447 013**	**6 884 947**

Trade and other receivables include PLN 1,079,961 thousand of amounts denominated in foreign currencies as at 31 December 2007 and PLN 3,303,455 thousand as at 31 December 2006.

Trade receivables result primarily from the sales of finished goods and sales of merchandise.

Receivables allowances:

	2007	2006
Receivables allowances as at 1 January	591 275	581 077
Allowance made during the period	142 927	167 280
Allowance reversed during the period	(132 795)	(120 136)
Allowance used during the period	(30 835)	(46 031)
Effect of exchange rate changes	(8 014)	9 085
Receivables allowances as at 31 December	**562 558**	**591 275**

15. Short-term financial assets

	31 December 2007	31 December 2006
Financial assets at fair value through profit and loss	85 208	22 620
Derivatives recognized in financial assets designated as hegding instruments - hedge accounting	82 335	37 241
Held to maturity	-	249 061
Available for sale	368	509
Loans and receivables	46	-
Total	**167 957**	**309 431**

16. Prepayments

	31 December 2007	31 December 2006
Operating lease payments	18 663	8 741
Costs of insurance	75 154	60 816
Research and development	6 723	4 879
Payments due to perpetual usufruct of land	649	727
Deferred income from commision sales	2 976	11 016
Settlement of long-term contracts	1 946	-
Other prepayments	40 781	35 179
Total	**146 892**	**121 358**

(all amounts in PLN thousand)

17. Cash and cash equivalents

	31 December 2007	31 December 2006
Cash on hand and in bank	1 444 788	2 246 710
Other cash (incl. cash in transit)	39 142	104 608
Other monetary assets	14 302	2
Total cash and equivalents	**1 498 232**	**2 351 320**
incl.: cash and cash equivalents not available for use	105 000	69 440

18. Assets and liabilities classified as held for sale

Assets classified as held for sale

The following assets were classified as held for sale by the PKN ORLEN Group:

	31 December 2007	31 December 2006
Shares in AGROBOHEMIE a.s. and Synthesia a.s. [1]	159 469	-
Shares in CELIO [2]	10 559	10 912
Assets of KAUCUK a.s. [3]	-	1 009 846
Property, plant and equipment [4]	18 134	9 850
Total	**188 162**	1 030 608

[1] Shares in AGROBOHEMIE a.s. and Synthesia a.s. held by UNIPETROL Group (respectively 50% and 38.79% in their share capital) were classified as held for sale as at 31 December 2007. Carrying amount of shares as at 31 December 2006 amounted to PLN 500,592 thousand (CZK 3,653,951 thousand). As at 31 December 2007 their carrying amount was PLN 159,469 thousand (CZK 1,183,000 thousand) after impairment allowance, which amounted to PLN 333,084 thousand (CZK 2,470,951 thousand). The shares in Agrobohemie a.s. and Synthesia a.s. were sold on 18 January 2008.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the company's share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed by the end of 2008. The change in the value of shares results from change in exchange rates.

[3] As at 31 December 2006 UNIPETROL held 6,236,000 shares constituting 100% stake in the share capital of KAUCUK. The company's activity includes production of plastic and synthetic rubber. It is part of a petrochemical segment. Assets of KAUCUK valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The sales transaction was concluded on 19 July 2007, on the date of sale of KAUCUK to Dwory.

[4] Property, plant and equipment classified as held for sale comprise: buildings and constructions, land, machinery and equipment and vehicles.

Liabilities classified as held for sale

As at 31 December 2007 Group does not have any liabilities directly related to assets classified as held for sale. As at 31 December 2006 liabilities directly related to assets classified as held for sale include liabilities of KAUCUK of PLN 195,956 thousand. The sale transaction was concluded on 19 July 2007.

(all amounts in PLN thousand)

19. Loans and borrowings

	Note	31 December 2007	31 December 2006
Bank loans	(a)	8 809 266	9 893 499
Borrowings	(b)	4 285	2 885
Debt securities *	(c)	1 508 393	592 721
Total		**10 321 944**	**10 489 105**
including:			
short-term		1 719 223	4 277 912
long-term		8 602 721	6 211 193

* including as at 31 December 2007 liability of PLN 1,112,517 thousand concerning PKN ORLEN bond issue

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued decreased in 2007 by PLN 167,161 thousand net.

The change in indebtedness level resulted primarily from:

- Drawing of bank loans denominated in foreign currencies translated to PLN
  - EUR 580,000 thousand (PLN 2,142,730 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - EUR 540,000 thousand (PLN 1,978,902 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
  - EUR 180,000 thousand (PLN 669,780 thousand) in European Investment Bank;
  - EUR 7,752 thousand (PLN 29,276 thousand) consortium loan (Societe Generale S.A. acting as Agent);
- Drawings of loans by UNIPETROL Group in the amount of CZK 16,967,866 thousand (PLN 2,309,327 thousand);
- Increase of indebtedness in UNIPETROL Group due to valuation of debt securities in the amount of CZK 235,847 thousand (PLN 32,099 thousand);
- Drawings of loans by Mazeikiu Group in the amount of USD 375,421 thousand (PLN 1,031,806 thousand);
- Drawings of loans by ORLEN Deutschland A.G. in the amount of EUR 44,659 thousand (PLN 168,668 thousand);
- Drawing of bank loans and borrowings denominated in PLN:
  - PLN 527,776 thousand in PKO BP S.A.;
  - PLN 400,000 thousand consortium loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - PLN 77,721 thousand in BH w Warszawie S.A.;
  - PLN 63,246 thousand in Bank Pekao S.A.;
  - PLN 54,920 thousand in HVB Bank a.s.;
  - PLN 35,635 thousand in Nordea Bank Polska S.A.;
  - PLN 22,679 thousand in BPH S.A.;
  - PLN 14,632 thousand in ING Bank Śląski S.A.;
  - PLN 9,258 thousand in Societe Generale S.A.;
  - PLN 8,372 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 3,087 thousand in Raiffeisen Bank Polska S.A.;
  - PLN 2,500 thousand in Bank DnB NORD Polska S.A.;
  - PLN 2,195 thousand in Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej;
  - PLN 853 thousand in BRE Bank Polska S.A.;
  - PLN 435 thousand in Bank Millennium S.A.;
- PLN 1,112,517 thousand indebtedness of PKN ORLEN concerning debt securities issue;
- Repayment of bank loans denominated in foreign currencies translated to PLN:
  - EUR 900,000 thousand (PLN 3,288,910 thousand) consortium multi currency loan (BNP Paribas S.A acting as Agent);

- USD 300,000 thousand (PLN 859,822 thousand) consortium multi currency loan (BNP Paribas S.A. acting as Agent);
- EUR 182,656 thousand (PLN 690,214 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
- USD 130,000 thousand (PLN 341,705 thousand) consortium multi currency loan (Bank of Tokyo-Mitsubishi acting as Agent);
- EUR 22,500 thousand (PLN 86,398 thousand) consortium loan (Societe Generale S.A. acting as Agent);
- USD 2,140 thousand (PLN 6,186 thousand) in Bank Pekao S.A.;
- CHF 494 thousand (PLN 1,177 thousand) in BPH S.A.;
- USD 336 thousand (PLN 923 thousand) in BRE BANK S.A.;

– Repayment of loans by UNIPETROL Group in the amount of CZK 19,849,846 thousand (PLN 2,701,564 thousand);
– Repayment of loans by Mazeikiu Group in the amount of USD 192,350 thousand (PLN 528 656 thousand);

– Repayment of loans by ORLEN Deutschland A.G. in the amount of EUR 48,584 thousand (PLN 183,491 thousand);

– Repayment of bank loans and borrowings denominated in PLN:
  - PLN 504,054 thousand in PKO BP S.A;
  - PLN 400,000 thousand consortium loan (Bank of Tokyo-Mitsubishi acting as Agent);
  - PLN 63,430 thousand in BH w Warszawie S.A.;
  - PLN 56,321 thousand in BPH S.A.;
  - PLN 54,536 thousand in Bank Pekao S.A.;
  - PLN 24,938 thousand in HVB Bank a.s.;
  - PLN 13,880 thousand in Bank Ochrony Środowiska S.A.;
  - PLN 7,156 thousand in ING Bank Śląski S.A.;
  - PLN 6,177 thousand in BRE Bank S.A.;
  - PLN 3,215 thousand in Bank DnB NORD Polska S.A.;
  - PLN 1,500 thousand in BGŻ S.A.;
  - PLN 680 thousand in Narodowy Fundusz Ochrony Środowiska;
  - PLN 115 thousand in Wojewódzki Fundusz Ochrony Środowiska;
  - PLN 114 thousand in Millennium Bank S.A.;

– Decrease of indebtedness as an effect of exchange rate changes and interest in the amount of PLN 828,903 thousand;

– Repurchase of debt securities in the UNIPETROL Group with payment of interest in the amount of CZK 1,554,081 thousand (PLN 211,510 thousand).

a) Bank loans by currency (translated to PLN thousand)

		31 December 2007	31 December 2006
PLN	(1)	536 896	504 704
USD	(2)	1 598 638	2 645 573
EUR	(3)	6 303 069	6 009 960
CZK	(4)	370 663	732 085
CHF	(5)	-	1 177
		8 809 266	**9 893 499**

(all amounts in PLN thousand)

As at 31 December 2007 and 31 December 2006 the level of flat interest rates and loan margins relating to bank loans with floating rates based interest were as follows:

PLN (1)			
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	536 896		
T/N WIBOR		0,06% -	0,70%
1M WIBOR		0,10% -	2,80%
3M WIBOR		0,55% -	1,90%
1W WIBOR		to	0,40%
Total PLN	**536 896**		

USD (2)			
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**	
Flat rate	728 923	5,00% -	7,00%
Floating rate	869 715		
1M LIBOR		0,50%	0,70%
3M LIBOR		to	1,10%
6M LIBOR		to	0,90%
12 LIBOR		to	0,49%
O/N LIBOR		0,20%	0,60%
Total USD	**1 598 638**		

EUR (3)			
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**	
Flat rate	160 527	4,25%	5,25%
Floating rate	6 142 542		
1M EURIBOR		0,21%	0,225%
3M EURIBOR		0,50%	3,80%
6M EURIBOR		0,25%	1,62%
Total EUR	**6 303 069**		

CZK (4)			
31 December 2007	**Indebtedness balance**	**Margin/rate within the range**	
Floating rate	370 663		
1T PRIBOR		to	0,50%
1M PRIBOR		0,45%	0,60%
3M PRIBOR		to	0,55%
Total CZK	**370 663**		
Total	**8 809 266**		

(all amounts in PLN thousand)

PLN (1)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	504 704	
T/N WIBOR		0,06%- 0,70%
1M WIBOR		0,06%- 3,60%
3M WIBOR		0,55% 1,90%
Total PLN	**504 704**	

USD (2)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	883 741	4,20%- 7,00%
Floating rate	1 761 832	
1M LIBOR		0,50%- 1,35%
6M LIBOR		0,15%- 0,90%
Total USD	**2 645 573**	

EUR (3)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	186 731	2,60% - 6,40%
Floating rate	5 823 229	
1M EURIBOR		0,50% - 0,75%
3M EURIBOR		0,50% - 3,80%
6M EURIBOR		0,12% - 1,62%
Total EUR	**6 009 960**	

CZK (4)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	732 085	
T/N PRIBOR		to 0,60%
1T PRIBOR		to 0,50%
14D PRIBOR		to 0,35%
1M PRIBOR		0,25% - 0,95%
3M PRIBOR		0,50% - 1,20%
6M PRIBOR		to 0,80%
Total CZK	**732 085**	

CHF (5)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	1 177	
3M LIBOR		to 1,00%
Total CHF	**1 177**	

Total	**9 893 499**	

As at 31 December 2007 and 31 December 2006 interest rates for specific bases were as follows:

	31 December 2007	31 December 2006
T/N Wibor	5,3000%	4,1100%
1W Wibor	5,3200%	4,1100%
1M Wibor	5,5200%	4,1200%
3M Wibor	5,6800%	4,2000%
1M Euribor	4,2880%	3,6330%
3M Euribor	4,6840%	3,7250%
6M Euribor	4,7070%	3,8530%
O/N Libor (USD)	4,8225%	5,3425%
1M Libor (USD)	4,6000%	5,3218%
3M Libor (USD)	4,7025%	5,3600%
6M Libor (USD)	4,5963%	5,3700%
12M Libor (USD)	4,2238%	5,3293%
3M Libor (CHF)	2,7567%	2,1000%
Rediscount Interest rates of National Bank of Poland	5,2500%	4,2500%

(all amounts in PLN thousand)

As at 31 December 2007 and 31 December 2006 bank loans and borrowings of PLN 916,500 thousand and PLN 927,024 thousand, respectively, were pledged on the Group's assets.

b) Interest bearing loans

	31 December 2007	31 December 2006
Loan from Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	2 195	115
Loan from Narodowy Fundusz Ochrony Środowiska	2 090	2 770
Total	4 285	2 885

Loans' floating interest rates amounted to 2,10%-3,68% and 1.70%-3.00% as at 31 December 2007 and 31 December 2006, respectively.

c) Debt securities

	UNIPETROL Group	PKN ORLEN	
Debt securitities by kind	Long-term fixed rate bonds *	Long term variable-yeld bonds	Short-term fixed rate bonds
Nominal value *	269 600	750 000	351 000
Book value **	395 876	764 166	348 351
Interest rate	12,53%	6M Wibor + margin 0,40%	5,04% - 5,37%
Expiration date	28.12.2013	27.02.2012	21.02.2008
Type of security	Unsecured	Unsecured	Unsecured

* incl. foreign exchange differences due to fixed rate bonds relating to 31 December 2006 recognized in UNIPETROL Group in amount of PLN 9,000 thousand
** incl. Interest on fixed rate bonds in amount of PLN 33,083 thousand recognized in UNIPETROL Group as short-term liabilities

As at 31 December 2007 the liabilities related to debt securities issued by the Group amounted to PLN 1,508,393 thousand.

The Group monitors the capital market and search the opportunities to obtain loans and borrowings based on more favorable terms.

The Group utilizes loans both in PLN and foreign currencies, subject mainly to floating interest rates.

In the period covered by this financial statement there were no violations in repayments or other conditions of loans and borrowings agreements.

20. Provisions

Long-term provisions

	31 December 2007	31 December 2006
Environmental provision	369 827	345 957
Jubilee and retirement benefits provision	229 124	190 264
Business risk provision	100 010	120 385
Shield programmes provision	58 021	99 428
Other provisions	42 284	58 158
Total	**799 266**	**814 192**

(all amounts in PLN thousand)

Short-term provisions

	31 December 2007	31 December 2006
Environmental provision	57 782	108 790
Jubilee and retirement benefits provision	31 147	25 550
Business risk provision	453 265	458 079
Shield programmes provision	69 856	24 492
Other provisions	111 102	117 116
Total	**723 152**	**734 027**

The Group has legal obligation to clean contaminated land in area of production plant in Płock, petrol stations and warehouse bases. In 2006 and 2007 selected independent external experts conducted an assessment of the contaminated objects and estimated future expenditures on land reclamation. The amount of the land reclamation provision was reassessed by the Management Board on the basis of analysis of the independent expert. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities, constituting basis of creating the provision.

In 2007 the Group changed the assumptions for calculation of provision for jubilee, retirement and pension benefits. Changes relate mainly to the planned remuneration increase ratio. Should the prior year's assumptions be taken into account, the provision would have been lower by PLN 16,521 thousand.

The changes in provisions in particular periods were as follows:

The changes in long-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	345 957	190 264	120 385	99 428	58 158	814 192
Provision made during the period	33 213 *	72 389	6 481	-	12 283	124 366
Provision used during the period	(653)	(3 696)	-	-	(535)	(4 884)
Provision reversed during the period	(6 136)	(24 525)	(19 968)	(41 407)**	(25 891)	(117 927)
Effect of exchange rate changes	(2 554)	(5 308)	(6 888)	-	(1 731)	(16 481)
31 December 2007	**369 827**	**229 124**	**100 010**	**58 021**	**42 284**	**799 266**

* incl. PLN 23 763 thousand of environmental provision reclassified from short-term to long-term portion
* incl. PLN 39 060 thousand of shield programmes provision reclassified from short-term to long-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	487 164	197 219	133 920	68 718	69 970	956 991
Provision made during the period	19 446	18 397	7 892	30 710 *	23 594	100 039
Provision used during the period	(3 019)	(1 170)	-	-	(2 116)	(6 305)
Provision reversed during the period	(160 427)**	(24 475)	(20 686)	-	(34 640)	(240 228)
Effect of exchange rate changes	2 793	293	(741)	-	1 350	3 695
31 December 2006	**345 957**	**190 264**	**120 385**	**99 428**	**58 158**	**814 192**

* shield programmes provision reclassified from short-term to long-term portion
** incl. PLN 59 299 thousand of environmental provision reclassified from long-term to short-term portion

(all amounts in PLN thousand)

The changes in short-term provisions

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2007	108 790	25 550	458 079	24 492	117 116	734 027
Provision made during the period	3 714	23 211	30 792	60 260**	63 175	181 152
Provision used during the period	(29 668)	(14 845)	(1 288)	(8 696)	(33 069)	(87 566)
Provision reversed during the period	(24 183)*	(1 145)	(32 123)	(6 200)	(34 270)	(97 921)
Effect of exchange rate changes	(871)	(1 624)	(2 195)	-	(1 850)	(6 540)
31 December 2007	**57 782**	**31 147**	**453 265**	**69 856**	**111 102**	**723 152**

* incl. PLN 23 763 thousand of environmental provision reclassified from short-term to long-term portion
* incl. PLN 39 060 thousand of shield programmes provision reclassified from short-term to long-term portion

	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	71 143	19 186	392 186	130 500	70 258	683 273
Provision made during the period	73 740**	22 716	85 739	-	92 761	274 956
Provision used during the period	(15 920)	(15 830)	(11 171)	(75 298)	(25 411)	(143 630)
Provision reversed during the period	(20 206)	(522)	(8 778)	(30 710)*	(21 740)	(81 956)
Effect of exchange rate changes	33	-	103	-	1 248	1 384
31 December 2006	**108 790**	**25 550**	**458 079**	**24 492**	**117 116**	**734 027**

* shield programmes provision reclassified from short-term to long-term portion
** incl. PLN 59 299 thousand of environmental provision reclassified from long-term to short-term portion

Total long and short-term provisions

31 December 2007	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	369 827	229 124	100 010	58 021	42 284	799 266
Short-term provisions	57 782	31 147	453 265	69 856	111 102	723 152
Total provisions	**427 609**	**260 271**	**553 275**	**127 877**	**153 386**	**1 522 418**

31 December 2006	Environmental provision	Jubilee and retirement benefits provision	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	345 957	190 264	120 385	99 428	58 158	814 192
Short-term provisions	108 790	25 550	458 079	24 492	117 116	734 027
Total provisions	**454 747**	**215 814**	**578 464**	**123 920**	**175 274**	**1 548 219**

(all amounts in PLN thousand)

21. Other long-term liabilities

	31 December 2007	31 December 2006
Finance lease liabilities	69 842	66 259
Unsettled donations received	44 164	50 072
Waranties granted	10 784	13 328
Long term employee benefits	-	11 281
Hedge liability	983	7 800
Other	14 807	18 257
Total	**140 580**	**166 997**

22. Trade and other liabilities and accrued expenses

	31 December 2007	31 December 2006
Trade liabilities	5 527 911	4 841 643
Excise tax and fuel charge liabilities	866 135	906 447
Value added tax liability	449 862	454 876
Other taxation, duty and social security liabilities	535 652	592 168
Liabilities due to reimbursement of excise tax cost to supliers providing tax warehouse services	345 292	372 211
Liabilities due to acquisition of property, plant and equipment	803 498	427 422
Liabilities due to uninvoiced services	128 578	61 713
Provision for price reduction	73 369	63 803
Dividends liabilities	1 449	414
Liabilities due to prepayments for delieveries	25 838	89 954
Payroll liabilities	62 818	57 117
Holiday pay accrual	43 908	39 421
Liabilities due to unrealized points in VITAY loyality programme	35 309	23 534
Provision for contingent liabilities as liabilities in the balalnce sheet due to acquisition of Mazeikiu, in accordnce ith IFRS 3 "Business Combination"	9 100	29 510
Special funds	17 430	17 607
Environmental liabilities	9 507	10 446
Other financial liabilities	270	6 925
Accrued wages and salaries	93 747	80 681
Finance lease liabilities	33 914	22 508
Accrued expenses and other liabilities	117 656	122 995
Total	**9 181 243**	**8 221 395**

The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for VITAY gifts.

From June 2006 fuel prize is available for customers in a form of a discount of fuel price which is not current expense of VITAY program but decreases fuel sales.

The provision is created with regard to the unrealized amount of points. It is recognized in the period when the points were granted to customers. As a result of changes regarding the substance of gifts, separate provisions are created for fuel and non-fuel gifts.

The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 75% of the value of unrealized points (75% being a ratio for points' realizability).

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 7,439,386 thousand as at 31 December 2007 and PLN 5,900,952 thousand as at 31 December 2006.

The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

(all amounts in PLN thousand)

23. Deferred income

	31 December 2007	31 December 2006
Subventions *	46 339	11 745
Other	14 344	15 315
Total	**60 683**	**27 060**

* PKN ORLEN Group Entities received money from Narodowy Fundusz Ochrony Środowiska and European Regional Development Fund for financing investments in property, plant and equipment

24. Other short – term financial liabilities

	31 December 2007	31 December 2006
Liabilities due to put option agreement of Mazeikiu Group	692 636	827 893
Liabilities due to repurchase of minority shareholders *	-	477 390
Financial liabilities at fair value through profit and loss	19 522	21
Liabilities due to derivatives recognized as hegding instruments - hedge accounting	2 815	8 504
Other	-	1 959
Total	**714 973**	**1 315 767**

* including PLN 469,093 thousand of liability relating to minority shareholders squeeze out, and PLN 8,297 thousand relating to Spolana's minority shareholders squeeze out

25. Shareholder's equity (attributed to equity holders of the parent)

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2007 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 31 December 2007 and 31 December 2006 consisted of the following series of shares:

Share series	Number of shares issued as at 31 December 2007	Number of shares issued as at 31 December 2006	Number of shares authorized as at 31 December 2007	Number of shares authorized as at 31 December 2006
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series have the exact same rights.

The share capital as at the date of changes in accounting principle, meaning conversion to IAS/IFRS, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 522,999 thousand and presented as share capital revaluation adjustment in the balance sheet.

The share premium relates to the excess of price of issued shares over their nominal value during issue of B, C and D series.

The share premium as at the date of changes in accounting principle, meaning conversion to IAS/IFRS, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 168,803 thousand and presented as share premium revaluation adjustment in the balance sheet.

The balance of the hedging reserve results from valuation of derivatives meeting the criteria for cash flow hedge accounting.

The balance of foreign exchange differences on subsidiaries from consolidation is adjusted by the exchange rate differences resulting from a translation of the financial statements of ORLEN Deutschland form EUR to PLN, UNIPETROL Group from CZK to PLN and Mazeikiu Group form USD to PLN.

Retained earnings include current year result and Group retained results from previous years.

(all amounts in PLN thousand)

26. Minority interests

Minority interests represent part of the net assets of subsidiaries that is not owned, directly or indirectly, by the equity holders of the Parent.

Minority interests by company:

	31 December 2007	31 December 2006
UNIPETROL Group	2 030 020	2 185 431
Anwil Group	326 940	277 887
Rafineria Trzebinia Group	103 196	105 101
Rafineria Nafty Jedlicze Group	46 722	43 979
Inowrocławskie Kopalnie Soli "Solino" S.A.	30 802	26 851
Petrolot Sp. z o.o.	29 587	24 932
Orlen Oil Sp. z o.o.	15 064	26 354
Other	55 094	41 088
Total	**2 637 425**	**2 731 623**

27. Explanatory notes to the statement of cash flows.

a) Explanation of differences between changes in the balance sheet captions and changes presented in the statement of cash flows

	2007	2006
Balance sheet change in other non-current assets and trade and other receivables	(585 247)	(1 619 484)
Change in Group structure	(7 345)	907 706
Change in receivables reclassified to assets classified as held for sale	(32 038)	(289 856)
Change in advances for the construction in progress	342 372	164 620
Change in investment receivables	(23 836)	(34 510)
Foreign exchange differences	(218 567)	6 632
Other	(10 924)	27 151
Change in receivables in the statement cash flows	**(535 585)**	**(837 741)**

	2007	2006
Balance sheet change in inventories	(2 966 553)	(1 285 619)
Change in Group structure	(2 390)	1 082 965
Change in inventories are classified to assets classified as held for sale	(7 959)	(168 824)
Foreign exchange differences	(262 030)	(5 961)
Other	3 574	64 701
Change in inventories in the statement of cash flows	**(3 235 358)**	**(312 738)**

(all amounts in PLN thousand)

	2007	2006
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	933 431	1 533 617
Change in Group structure	37 010	(1 088 321)
Change in liabilities reclassified to the liabilities directly connected to the assets classified as held for sale	(2 087)	211 627
Change in investment liabilities	(376 076)	(79 449)
Foreign exchange differences	309 162	117 931
Other	39 061	(37 686)
Change in liabilities and accrued expenses in the statement of cash flows	**940 501**	**657 719**

	2007	2006
Balance sheet change in provisions	(25 801)	(92 045)
Change in Group structure	281	(25 761)
Change in deferred tax liabilities relating to financial instruments	(18 527)	10 684
Provisions reclassified to the liabilities directly connected with assets classified as held for sale	-	71 233
Other	4 620	(2 114)
Change in provisions in the statement of cash flow	**(39 427)**	**(38 003)**

Other positions in cash flow statement

The amount of PLN (31 685) thousand presented as other in cash flows from financing activity of cash flow statement, comprises:

Payments of financial lease liabilities	(37 038)
Donations received	5 362
Other adjustments	(9)
Total	(31 685)

b) Net proceeds from sale of shares

	2007
Proceeds from sales of shares	761 369
Sales price	761 839
Net value of sold shares	767 321
Result	(5 482)
Net Cash and Cash equivalents proceeds	755 887

(all amounts in PLN thousand)

28. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Sales to external customers	51 267 453	40 066 040	9 252 174	9 354 088	2 491 616	2 381 069	695 662	938 214			63 707 105	52 739 411
Transactions with other segments	13 262 168	12 664 027	4 399 931	4 383 203	310 659	84 764	1 365 873	1 059 936	(19 338 651)	(18 191 930)	-	-
Settlement of hedging transactions	37 587	21 100	48 291	106 678	-	-	-	-			85 878	127 778
Total sales revenues	64 567 228	52 751 167	13 700 396	13 843 969	2 802 475	2 465 833	2 061 535	1 998 150	(19 338 651)	(18 191 930)	63 792 983	52 867 189
Total operating expenses	(62 390 911)	(50 433 982)	(12 518 665)	(12 744 995)	(2 551 520)	(2 263 806)	(2 190 696)	(1 959 043)	19 336 556	18 169 051	(60 315 435)	(49 212 775)
Other operating revenues	302 816	303 389	116 545	148 079	16 137	36 738	40 863	86 092	-239	-	476 122	574 298
Other operating expenses	(384 166)	(567 058)	(230 068)	(405 256)	(21 488)	(14 795)	(66 678)	(117 256)		92	(702 400)	(1 104 275)
The excess of the fair value of acquired net assets over the acquisition price											-	-
Segment result	2 094 967	2 053 618	1 068 008	841 795	245 604	223 970	(154 975)	7 943	(2 334)	(2 787)	3 251 270	3 124 437
Unallocated revenues of the Group											39 654	38 656
Unallocated costs of the Group											(687 242)	(588 323)
Profit (loss) on the sale of all or part of shares of related parties											-	1 835
Profit from operations											2 603 682	2 576 607
Financial revenues											1 190 048	802 877
Financial expenses											(1 050 246)	(870 838)
Share in profit from investments accounted for under equity method	114	(325)	-	-	1 191	1 098	266 076	219 928			267 381	220 701
Profit before tax											3 011 065	2 729 347
Income tax expense											(530 639)	(669 149)
Net profit											2 480 426	2 060 198

(all amounts in PLN thousand)

Other information by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Segment assets	30 549 416	26 743 044	7 339 505	8 153 089	2 399 195	2 460 579	5 125 979	4 584 588	(1 594 822)	(1 948 696)	43 819 275	41 992 604
Investments in associates	10 902	28 554	-	18 968	9 996	8 605	712 351	692 694	(32918)**	(32918)**	700 331	716 303
Assets clasified as held for sale *	12 780	2 626	-	1 009 846	3 662	4 255	1 185	122			17 627	1 016 849
Unallocated assets clasified as held for sale *											170 535	13 759
Unallocated assets											1 441 664	1 679 569
Total consolidated assets											46 149 432	45 419 084
Segment liabilities	8 647 834	7 263 561	998 275	841 841	405 351	405 929	738 585	790 198	(1 585 024)	(1 833 366)	9 205 021	7 468 163
Liabilities related to assets clasified as held for sale	-	-	-	195 956	-	-	-	-	-		-	195 956
Unallocated liabilities											14 325 044	16 172 402
Total consolidated liabilities											23 530 065	23 836 521

* Detailed information in note 18
** Reclassifications among segments

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Cost incurred to acquire property, plant and equipment and intangible assets	2 680 577	1 165 156	521 864	320 223	118 357	174 338	311 708	218 363	3 632 506	1 878 080
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									87 999	63 556
Total cost incurred to acquire property, plant and equipment and intangible assets									3 720 505	1 941 636
Segment depreciation	1 348 358	925 828	624 217	757 547	166 867	183 135	255 898	212 519	2 393 338	2 079 029
Depreciation of unallocated assets									38 085	29 098
Total depreciation									2 431 423	2 108 127
Non-cash expenses other than depreciation	266 730	409 459	210 235	298 576	17 797	4 770	37 702	53 228	532 464	766 033

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Additions of impairment allowances	(201 550)	(385 462)	(185 652)	(298 576)	(12 935)	(12 743)	(22 594)	(38 295)	(422 731)	(735 076)
Unallocated allowances									(3 151)	(39 175)
Total additions of impairment allowances									(425 882)	(774 251)
Reversal of impairment allowances of assets	170 720	93 431	65 129	61 481	3 378	14 931	12 965	14 056	252 192	183 899
Unallocated value of reversal of impairment allowances of assets									10 614	12 717
Reversal of impairment allowances of assets									262 806	196 616

Impairment allowances by business segments include items recognized in the income statement, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances;
- goodwill impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the refining segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Cash flow statement by business segments

	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Unallocated	Total
	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended	for the year ended
	31 December 2007	31 December 2007	31 December 2007	31 December 2007	31 December 2007	31 December 2007
Segment result	**2 094 966**	**1 068 009**	**245 606**	**(154 974)**	**(773 179)**	**2 480 426**
Adjustments	(1 721 539)	1 287 806	75 965	(658 507)	500 913	(515 362)
Net cash provided by/(used in) operating activities	**373 427**	**2 355 815**	**321 571**	**(813 481)**	**(272 266)**	**1 965 066**
Cash flows - investing activities						
Cash inflows	566 316	118 032	186 159	1 087 674	(512 884)	1 445 297
Cash outflows	(3 076 067)	(386 217)	(115 365)	(662 213)	(50 569)	(4 290 405)
Net cash provided by / (used in) investing activities	**(2 509 751)**	**(268 185)**	**70 794**	**425 461**	**(563 453)**	**(2 845 108)**
Net cash provided by / (used in) financing activities					**27 039**	**27 039**
Net change in cash and cash equivalents	**(2 136 324)**	**2 087 630**	**392 365**	**(387 993)**	**(808 681)**	**(853 003)**
Effect of exchange rate changes						(85)
Cash and cash equivalents, beginning of the period						**2 351 320**
Cash and cash equivalents, end of the period						**1 498 232**

(all amounts in PLN thousand)

Geographical segments

The table presents consolidated sales revenues of the Group by geographical segments for 2007 and 2006:

	Sales revenues by geographical area	
	for the year ended	
	31 December 2007	31 December 2006
Poland, incl.:	29 904 642	28 765 796
-revenues from operating actvities	29 654 884	28 455 785
-other operating revenues	249 758	310 011
Germany, incl.:	11 076 532	11 831 420
-revenues from operating actvities	11 048 040	11 790 349
-other operating revenues	28 492	41 071
Czech Republic, incl.:	8 365 974	7 415 691
-revenues from operating actvities	8 210 301	7 192 475
-other operating revenues	155 673	223 216
Baltic states (Lithuania, Lietuva, Estonia) incl.:	6 238 805	4 731
-revenues from operating actvities	6 196 606	4 731
-other operating revenues	42 199	-
Other countries	8 683 152	5 423 849
Unallocated revenues of the Group	39 854	38 658
Total sales revenues by geographical area	64 308 959	53 480 145

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Geographical segments - continued

The table presents segments assets by geographical segments.

	Segment's assets by geographical area		Cost incurred to acquire property, plant and equipment and intangible assets by geographical area	
	for the year ended		for the year ended	
	31 December 2007	31 December 2006	31 December 2007	31 December 2006
Poland	23 391 805	20 172 683	1 772 480	1 368 012
Germany	1 212 619	1 235 369	105 515	89 343
Czech Republic	9 607 525	9 539 115	726 425	420 725
Baltic States (Liethuania, Lietuva, Estonia)	9 428 439	10 884 041	1 078 086	-
Other countries (not exceeding 5% of total book value)	178 887	161 396	-	-
Investments in associates	700 331	716 303	-	-
Assets classified as held for sale	17 627	1 016 849	-	-
Unallocated assets of the Group	1 612 199	1 693 328	87 999	63 556
Total	46 149 432	45 419 084	3 720 505	1 941 636

(all amounts in PLN thousand)

29. Financial instruments

a) Financial instruments by categories and classes

Financial instruments by categories

	31 December 2007	31 December 2006
Financial assets at fair value through profit or loss, incl.:	85 208	22 620
Held for trading, incl.:	85 208	22 620
Derivatives (incl. embedded instruments)	85 208	22 620
Hedging derivatives - assets	82 335	37 241
Financial assets held-to-maturity	-	249 061
Financial assets available for sale	62 690	571 441
Loans and receivables, incl.:	5 749 081	5 460 099
Long-term receivables	12 773	33 081
Loans	18 240	5 272
Short-term receivables classified as financial instruments	5 718 068	5 421 746
Cash and cash equivalents	1 498 232	2 351 320
Total assets by categories	**7 477 546**	**8 691 782**

	31 December 2007	31 December 2006
Financial liabilities at fair value through profit and loss	19 522	21
Held for trading, incl.:	19 522	21
Derivatives (incl. embedded instruments)	19 522	21
Hedging derivatives - liabilities	3 798	16 304
Other liabilities, incl.:	17 929 412	17 598 910
Short-term liabilities classified as financial instruments	6 889 241	5 759 697
Liabilities due to loans, borrowings and debt securities issued	10 321 944	10 489 105
Other *	718 227	1 350 108
Total liabilities by categories	**17 952 732**	**17 615 235**
Finance lease liabilities	103 756	88 767
Total financial liabilities	**18 056 488**	**17 704 002**

* including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 692,637 thousand in 2007 and PLN 827,893 thousand in 2006 as well as liabilities relating to squeeze out of minority shareholders in the amount of PLN 477,390 thousand

(all amounts in PLN thousand)

Financial instruments by classes

	31 December 2007	31 December 2006
Financial assets		
Stocks and shares in Companies	62 690	571 441
Bonds	-	9 527
Short-term receivables classified as financial instruments	5 718 068	5 421 746
Loans	18 240	5 272
Derivatives (forward contracts)	167 543	59 861
Cash and cash equivalents	1 498 232	2 351 320
Long-term receivables	12 773	33 081
Other	-	239 534
Total	**7 477 546**	**8 691 782**
Financial liabilities		
Debt securities classified as receivables	1 508 393	592 721
Loans and borrowings	8 813 551	9 896 384
Short-term liabilities classified as financial instruments	6 889 241	5 759 697
Derivatives (forward contracts)	23 320	16 325
Finance lease liabilities	103 756	88 767
Other*	718 227	1 350 108
Total	**18 056 488**	**17 704 002**

* including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 692,637 thousand in 2007 and PLN 827,893 thousand in 2006 as well as liabilities relating to squeeze out of minority shareholders in the amount of PLN 477,390 thousand

b) Disclosures concerning balance sheet items

Reclassification of assets

In 2007 and 2006 the Group did not reclassify financial assets measured at cost or amortized cost to financial assets measured at fair value, as well as financial assets measured at fair value, to financial assets measured at cost or amortized cost.

Derecognition of assets

In the period covered by the foregoing financial statements the Group did not transfer any financial assets resulting in the future in the risks or rewards causing liabilities or cost.

c) Financial assets pledged as collateral for liabilities or contingent liabilities

Financial assets pledged as collateral for liabilities

	31 December 2007	31 December 2006
Financial assets pledged as collateral for liabilities or contingent liabilities:		
Cession of receivables	465 280	353 662
Cash and cash equivalents not available for use	105 000	69 440

The above-mentioned collaterals concern mostly bank loans and may be taken over by banks in case of lack of payment of principal of interests on due dates. So far, such a situation has not occurred, and there is no risk that it will occur in the near future.

Collaterals of financial or non-financial assets held by the Group

The Group does not hold any collateral of financial or non-financial assets, for which it is permitted to sell or repledge the collateral in the absence of default by the owner of the collateral.

d) Hedge accounting

Cash flow hedge accounting

The Group hedges its cash flows from operating revenues due to sale of petrochemical and refinery products as well as operating costs due to purchases of crude oil against changes in exchange rates (PLN/EUR for sale and PLN/USD for purchases and sale). All hedged cash flows are accounted for using cash flow hedge accounting. The hedging instruments used are derivatives (forwards and swaps).

Additionally, the Group hedges cash flows from interest payments connected with issuance of bonds denominated in PLN and cash flows from interest payments concerning external financing of Basell ORLEN Polyolefins Sp. z o.o. using interest rate swap (IRS).

(all amounts in PLN thousand)

The following hedging instruments were used in hedge accounting as at 31 December 2007:

Derivative instruments (group of instruments)	Planned realization date of hedged cash flow (or group of cash flows)	Planned date of the influence of the result of the hedging transaction on the income statement	Fair value of derivative instruments designated as hedging instruments according to cash flow hedge accounting	Hedged risk
interest rate swap WIBOR	I quarter 2008 – I quarter 2012	I quarter 2008 – I quarter 2012	4 577	interest rate risk
forward-sale EUR	I quarter 2008	I quarter 2008	27 931	currency risk
forward-sale EUR	II quarter 2008	II quarter 2008	16 377	currency risk
forward-sale EUR	III quarter 2008	III quarter 2008	10 097	currency risk
forward-sale EUR	IV quarter 2008	IV quarter 2008	1 958	currency risk
forward-sale USD	I quarter 2008	I quarter 2008	2 751	currency risk
forward-sale USD	II quarter 2008	II quarter 2008	9 826	currency risk
forward-sale USD	III quarter 2008	III quarter 2008	8 138	currency risk
forward-sale USD	IV quarter 2008	IV quarter 2008	680	currency risk
Derivative instruments recognized in financial assets designated as hedging instruments – hedge accounting			**82 335**	
forward-purchase USD	I quarter 2008	I quarter 2008	(1 638)	currency risk
forward-purchase USD	II quarter 2008	II quarter 2008	(843)	currency risk
forward-purchase USD	III quarter 2008	III quarter 2008	(242)	currency risk
forward-purchase USD	IV quarter 2008	IV quarter 2008	(92)	currency risk
IRS	II quarter 2007 – IV quarter 2011	II quarter 2007 – IV quarter 2011	(983)	interest rate risk
Liabilities due to derivative instruments designated as hedging instruments – hedge accounting			**(3 798)**	
Total			**78 537**	

(all amounts in PLN thousand)

The following hedging instruments were used in hedge accounting as at 31 December 2006:

Derivative instruments (group of instruments)	Planned realization date of hedged cash flow (or group of cash flows)	Planned date of the influence of the result of the hedging transaction on the income statement	Fair value of derivative instruments designated as hedging instruments according to cash flow hedge accounting	Hedged risk
forward-sale EUR	I quarter 2007	I quarter 2007	9 899	currency risk
forward-sale EUR	II quarter 2007	II quarter 2007	8 442	currency risk
forward-sale EUR	III quarter 2007	III quarter 2007	3 602	currency risk
forward-sale EUR	IV quarter 2007	IV quarter 2007	456	currency risk
forward-sale USD	I quarter 2007	I quarter 2007	4 060	currency risk
forward-purchase USD	I quarter 2007	I quarter 2007	143	currency risk
forward-sale USD	II quarter 2007	II quarter 2007	5 426	currency risk
forward-purchase USD	II quarter 2007	II quarter 2007	117	currency risk
forward-sale USD	III quarter 2007	III quarter 2007	4 222	currency risk
forward-purchase USD	III quarter 2007	III quarter 2007	67	currency risk
forward-sale USD	IV quarter 2007	IV quarter 2007	761	currency risk
forward-purchase USD	IV quarter 2007	IV quarter 2007	46	currency risk
Derivative instruments recognized in financial assets designated as hedging instruments – hedge accounting			**37 241**	
forward-sale EUR	I quarter 2007	I quarter 2007	(282)	currency risk
forward-sale EUR	II quarter 2007	II quarter 2007	(96)	currency risk
forward-sale EUR	III quarter 2007	III quarter 2007	(70)	currency risk
forward-sale EUR	IV quarter 2007	IV quarter 2007	(191)	currency risk
forward-purchase USD	I quarter 2007	I quarter 2007	(7 573)	currency risk
forward-sale USD	II quarter 2007	II quarter 2007	(22)	currency risk
forward-purchase USD	II quarter 2007	II quarter 2007	(25)	currency risk
forward- sale USD	III quarter 2007	III quarter 2007	(47)	currency risk
forward- purchase USD	III quarter 2007	III quarter 2007	(178)	currency risk
forward- sale USD	IV quarter 2007	IV quarter 2007	(20)	currency risk
IRS	II quarter 2007 – IV quarter 2011	II quarter 2007 – IV quarter 2011	(7 800)	Interest rate risk
Liabilities due to derivative instruments designated as hedging instruments – hedge accounting			**(16 304)**	
Total			**20 937**	

In the tables above transactions were grouped according to realization dates (quarters). Within the quarters, realization dates of cash flows and dates of the influence of the result of the hedging transaction on the income statement are strictly matched.

(all amounts in PLN thousand)

The influence of the cash flow hedge accounting, in the effective portion, was presented in the statement of changes in consolidated equity.

In the period covered by the foregoing financial statements there were no cases of a forecast transaction for which hedge accounting had previously been used, but which is no longer expected to occur.

e) Fair value of financial instruments

Comparison of the fair value and the carrying amount of financial instruments measured at amortized cost:

	31 December 2007		31 December 2006	
	Fair value	net book value	Fair value	net book value
Financial assets				
Purchased bonds	-	-	9 526	9 527
Loans granted	14 532	18 240	5 162	5 272
Other *	11 893	12 773	269 165	272 615
Total	**26 425**	**31 013**	**283 853**	**287 414**
Financial liabilities				
Liabilities resulting from issuance of debt securities	1 502 129	1 508 393	636 033	592 721
Liabilities due to loans and borrowings	8 780 287	8 813 551	9 959 118	9 896 384
Finance lease liabilities	114 862	103 756	105 286	88 767
Other **	657 663	718 227	1 214 386	1 350 108
Total	**11 054 941**	**11 143 927**	**11 914 823**	**11 927 980**

* including non-current receivables
** including recognized option to acquire shares of Mazeikiu Group in the amount of PLN 692,637 thousand in 2007 and PLN 827,893 thousand in 2006 as well as liabilities relating to squeeze out of minority shareholders in the amount of PLN 477,390 thousand

The above comparison of the carrying amount and the fair value of the financial instruments does not include short-term receivables and liabilities for which the carrying amount is similar to the fair value.

Methods and assumptions applied in determining fair values of financial instruments presented in the balance sheet at amortized cost

Acquired bonds, granted loans, financial liabilities due to issuance of debt securities as well as loan liabilities are measured at fair value using discounted cash flows method. Future cash flows are discounted using discount factors calculated based on market interest rates (according to quotations of 3-month interest rates available in Reuters as at the balance sheet dates) increased by proper margins for particular financial instruments.

	31 December 2007	31 December 2006
WIBOR 3M	5.575%	4.060%
EURIBOR 3M	4.540%	3.695%
LIBOR 3M	4.755%	5.310%
PRIBOR 3M	4.160%	2.500%
VILIBOR 3M	6.650%	3.790%

Methods applied in determining fair values of financial instruments recognized in the balance sheet at fair value

The Group measures derivative instruments at fair value using models of valuation of financial instruments by reference to generally available data from active markets. Forward exchange rates are not modeled as a separate risk factor, but are calculated based on spot rates and respective forward interest rate for currency against PLN.

For all interest rate curves the Group applies models of valuation of financial instruments by reference to generally available data from active markets. All discount factor points of the curve relating to the period are calculated based on the current forward interest rates structure and parameters of the model.

The Group measures derivative instruments at fair value using generally available exchange rates, interest rates and commodity prices, forward and volatility curves, for currencies and commodity, coming from floating markets.

Fair value of shares quoted on active markets is determined based on market quotations.

(all amounts in PLN thousand)

First day profit

As at 31 December 2007 and 31 December 2006 the Group did not hold financial instruments, whose initial amount determined based on valuation techniques would differ from the initial amount recognized in books. The only financial instruments measured using valuation techniques are derivative instruments, for which the difference described above (so called first day profit/ loss) does not exist.

Financial instruments for which fair value cannot be measured reliably

As at 31 December 2007 and 31 December 2006 the Group held shares in entities, whose fair value cannot be measured reliably. There are no active markets for these entities and no comparable transactions in the same instruments.

f) Nature and extent of risks arising from financial instruments

The Group is exposed to the following financial risks:
- credit risk;
- liquidity risk;
- market risks (including currency risk, interest rate risk).

Credit risk

The Group is significantly exposed to credit risk connected above all with trade receivables. Within its trading activity the Group sells products and services with deferred payment term, which may result in the risk that customers will not pay for the Group's receivables for sales of products and services. In order to minimize credit risk and working capital the Group manages the risk by credit limit policies governing granting of credit limits to customers and establishment of pledges of appropriate types.

The established payment term of receivables connected with the ordinary course of sales is 14-30 days.

Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. In addition, trade receivables are monitored by finance departments on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt recovery procedures implemented as described by the obliging procedures.

Based on the current analysis of receivables prepared by particular companies belonging to PKN ORLEN Group the customers were divided into two groups:
- I group – customers with good or very good history of cooperation in a given year;
- II group – other customers.

The division of not past due receivables based on the criterion described above:

	31 December 2007	31 December 2006
Group I	4 475 692	4 484 933
Group II	786 166	555 915
Total	5 261 858	5 040 848

The aging analysis of financial assets past due, but not impaired as at the balance sheet date

	31 December 2007		31 December 2006	
	Current receivables as financial instruments	Loans granted	Current receivables as financial instruments	Loans granted
Up to 1 month	404 638	-	320 434	45
1-3 months	23 246	-	27 519	-
3-6 months	4 684	-	16 660	-
6-12 months	9 341	-	9 895	-
Above 1 year	14 301	45	6 390	-
Total	**456 210**	**45**	**380 898**	**45**

The concentration of risk connected with trade receivables is limited due to large number of customers with trade credit dispersed in various sectors of the Polish, German, Czech and Lithuanian economy.

(all amounts in PLN thousand)

Credit risk associated with assets resulting from the positive valuation of derivative instruments is assessed by the Group as low due to the fact that all transactions are concluded with recognized banks.

The measure of credit risk is the maximum exposure to credit risk for each class of financial instruments.

Maximum credit risk exposure	**31 December 2007**
Stakes and shares in Companies	62 690
Short-term receivables as financial instruments	5 718 068
Loans granted	18 240
Assets from valuation of forward contracts	167 543
Cash and cash equivalents	1 498 232
Other	12 773
Total	**7 477 546**

Due to cooperation of the Group mainly with recognized Polish and international banks, the risk connected with depositing of cash and cash equivalents is significantly limited.

The Management Board believes that the risk of impaired financial assets is reflected by recognition of an impairment loss. Information about impairment losses of particular classes of assets are included in notes describing these assets.

In 2007 and 2006 the Group did not recognize assets obtained as collateral.

Due to changes in payment terms the Group did not recognize impairment loss of receivables as financial instruments in the amount of PLN 14,376 thousand as at 31 December 2007 and PLN 6,960 thousand as at 31 December 2006. Without such changes the Group would recognize in the income statement impairment loss of receivables described above.

Liquidity risk

The Group is exposed to liquidity risk associated with financial liabilities and contingent liabilities resulting above all from drawn loans and signed lease agreements. Due to significant number of entities financing the Group as well as because of different payment terms defined in the Group there is no liquidity risk connected with concentration.

The measure of liquidity risk is the degree of matching cash flows (inflows and outflows) – it is analyzed by the Group on a monthly basis in a yearly horizon.

Liquidity risk is significantly limited by:

– open credit lines

Currency	Maximum possible indebtedness as at 31 December 2007	Usage as at 31 December 2007	Maximum possible indebtedness as at 31 December 2006	Usage as at 31 December 2006
PLN	1 237 761	358 112	986 240	241 438
USD	248 023	194 684	74 141	457 824
EUR	2 677 092	1 925 280	3 129 650	1 778 120
CZK	7 221 854	1 386 019	9 953 997	7 438 217
LTL	2 121	953	1 901	701
SKK	350 000	126 967	-	-
Total after translation into PLN	**11 415 274**	**7 106 019**	**13 355 059**	**8 427 074**

(all amounts in PLN thousand)

- Bond Issuance Program

Currency	Maximum possible indebtedness as at 31 December 2007	Usage as at 31 December 2007
PLN	2 000 000	1 106 000

As at the balance sheet date open credit lines together with bond issuance program exceed short-term liabilities decreased by current receivables.

In order to manage liquidity there has been cash pooling system in the PKN ORLEN Group starting from 2001. As at 31 December 2007 the system comprised 30 entities belonging to the Group. Concentration of domestic cash and cash equivalents in cash pooling system takes place in cooperation with three banks, whereas concentration of currency cash and cash equivalents takes place in cooperation with one bank. There are considerable financial benefits in the Group as a result of the cash pooling system.

A maturity analysis for financial liabilities

2007	up to 1 year	1-3 years	3-5 years	above 5 years	Total
Gross liabilities – issued bonds	389 083	62 432	807 930	242 486	**1 501 931**
Gross liabilities – granted loans and borrowings	1 819 564	916 948	5 608 885	694 084	**9 039 481**
Trade liabilities as financial instruments	6 889 241	-	-	-	**6 889 241**
Net payments due to derivative instruments – gross settled amounts	22 337	983	-	-	**23 320**
Other financial liabilities	692 636	-	-	-	**692 636**
Total	**9 812 861**	**980 363**	**6 416 815**	**936 570**	**18 146 609**

2006	up to 1 year	1-3 years	3-5 years	above 5 years	Total
Gross liabilities – issued bonds	210 702	64 516	59 864	259 789	**594 871**
Gross liabilities – granted loans and borrowings	4 285 806	915 218	4 393 903	203 205	**9 798 132**
Trade liabilities as financial instruments	5 759 697	-	-	-	**5 759 697**
Net payments due to derivative instruments – gross settled amounts	8 525	7 800	-	-	**16 325**
Other financial liabilities	1 307 242	-	-	-	**1 307 242**
Total	**11 571 972**	**987 534**	**4 453 767**	**462 994**	**17 476 267**

Short-term liabilities are due up to one year in each of presented reporting periods.

Maturity dates and the value of guarantees and sureties recognized off balance sheet are presented in note 37.

Market risks

The Group is exposed to currency risks, interest rate risks and risks of changes in commodity prices, whereby financial instruments are exposed to currency risk and interest rate risk as at the balance sheet date.

Market risks management policy

Market risks management in PKN ORLEN Group is preformed by entities mostly exposed to such risks such as PKN ORLEN, Basell ORLEN Polyolefins, ORLEN Asfalt, Anwil as well as UNIPETRTOL and Mazeikiu Refinery.

Within market risks management, that is the management of currency risk, interest rate risk as well as risk of changes in commodity prices, the Group limits its exposure to risks resulting from its operating activities.

In respect of currency exposure the Group hedges revenues and costs denominated or indexed to foreign currencies, cash flows connected with major investments as well as cash flows from financing activities. In respect of interest rate exposure the Parent aims to achieve the ratio of debt based on fixed rate to debt based on floating rate as well as Interest-at-Risk ratio within the level defined in the approved hedging policy. Other entities managing interest rate risk aim to decrease the volatility of cash flows. In respect of risk of changes in commodity prices the Group hedges the value of crude oil inventories, in the future it is planned to hedge refinery margin.

In order to hedge market risks the Group uses derivative instruments, including FX forwards, FX swap, interest rate swaps (IRS), cross currency-interest rate swaps (CCIRS) as well as commodity swaps. Some of these transactions were designated as hedging instruments within cash flow hedge accounting. The Group does not allow speculation (in economic sense) – regardless of accounting treatment applied.

In the Parent the risk management process functions are based on implemented procedures as well as market risk management policy. In accordance with the policy approved by the Management Board of PKN ORLEN the main purpose of the Company in respect of market risk management is the decrease of volatility of cash flows and potential economic losses arising as a result of events that can have negative influence on the Company's result. Market risk management includes identification, measurement and defining the methods of risk minimizing and encompasses aspects connected with volatility of currency rates, interest rates and commodity prices. The body responsible for supervising the realization of market risk management policy is Financial Risk Committee, whereas Risk Management Department is responsible for its realization.

Risk management process in other entities managing risk functions based on internal regulations of these entities. PKN ORLEN carries out works aiming at covering major Group companies with the common hedging policy in respect of currency risk and interest rate risk.

– **Currency risk**

The Group is significantly exposed to currency risk resulting from current receivables and short-term liabilities, cash and cash equivalents, investments encompassing purchases of non-current assets and capital investments as well as liabilities from loans and borrowings denominated in foreign currencies.

The Group is mainly exposed to changes of PLN/EUR, PLN/USD and PLN/CZK.

(all amounts in PLN thousand)

Sensitivity analysis for currency risk

The influence of financial instruments arising from changes in relevant currencies in relation to PLN on profit before tax, hedging reserve and foreign exchange differences on subsidiaries from consolidation:

2007				
Influence of financial instruments on profit before tax				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4.2 %	(107 497)	-4.2 %	107 497
PLN/ EUR	+3.6 %	(210 615)	-3.6 %	210 615
PLN/CZK	+3.6 %	(8 513)	-3.6 %	8 513
Total		**(326 625)**		**326 625**
Influence of financial instruments on hedging reserve				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4.2 %	13 079	-4.2 %	(13 079)
PLN/ EUR	+3.6 %	44 576	-3.6 %	(44 576)
Total		**57 655**		**(57 655)**
Influence of financial instruments of foreign operations on foreign exchange differences on subsidiaries from consolidation				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4.2 %	(87 747)	-4.2 %	87 747
PLN/ EUR	+3.6 %	(7 841)	-3.6 %	7 841
PLN/CZK	+3.6 %	18 051	-3.6 %	(18 051)
PLN/LTL	+3.6 %	(1 511)	-3.6 %	1 511
Total		**(79 048)**		**79 048**
Total influence of financial instruments on equity				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4.2 %	(182 165)	-4.2 %	182 165
PLN/ EUR	+3.6 %	(173 880)	-3.6 %	173 880
PLN/CZK	+3.6 %	9 537	-3.6 %	(9 537)
PLN/LTL	+3.6 %	(1 511)	-3.6 %	1 511
Total		**(348 019)**		**348 019**

The influence of changes in relevant currencies in relation to PLN on equity due to foreign exchange differences on translation of net investment in foreign entities.

2007				
Sensitivity of net investment in foreign entities *				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4.2 %	253 629	-4.2 %	(253 629)
PLN/ EUR	+3.6 %	12 797	-3.6 %	(12 797)
PLN/CZK	+3.6 %	207 323	-3.6 %	(207 323)
Total		**473 749**		**(473 749)**

* The above analysis concerns sensitivity of total net assets of foreign entities (including sensitivity of financial instruments of foreign entities on foreign exchange differences on subsidiaries from consolidation)

Total influence of changes in relevant currencies in relation to PLN on equity including foreign exchange differences on translation of net investment in foreign entities.

2007				
Total influence on equity				
	Increase in currency rate	**Total influence**	**Decrease in currency rate**	**Total influence**
PLN/USD	+4,2 %	159 211	-4,2 %	(159 211)
PLN/ EUR	+3,6 %	(153 242)	-3,6 %	153 242
PLN/CZK	+3,6 %	198 810	-3,6 %	(198 810)
Total		**204 779**		**(204 779)**

(all amounts in PLN thousand)

The influence of financial instruments arising from changes in relevant currencies in relation to PLN on profit before tax, hedging reserve and foreign exchange differences on subsidiaries from consolidation:

2006				
Influence of financial instruments on profit before tax				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4.2 %	(148 601)	-4.2 %	148 601
PLN/ EUR	+3.6 %	(200 965)	-3.6 %	200 965
PLN/CZK	+3.6 %	(3 832)	-3.6 %	3 832
PLN/LTL	+3.6 %	(16 887)	-3.6 %	16 887
Total		**(370 285)**		**370 285**
Influence of financial instruments on hedging reserve				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4.2 %	31 649	-4.2 %	(31 649)
PLN/ EUR	+3.6 %	33 908	-3.6 %	(33 908)
Total		**65 557**		**(65 557)**
Influence of financial instruments of foreign operations on foreign exchange differences on subsidiaries from consolidation				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4.2 %	(54 237)	-4.2 %	54 237
PLN/ EUR	+3.6 %	(15 344)	-3.6 %	15 344
PLN/CZK	+3.6 %	10 938	-3.6 %	(10 938)
PLN/LTL	+3.6 %	4 203	-3.6 %	(4 203)
Total		**(54 440)**		**54 440**
Total influence of financial instruments on equity				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4.2 %	(171 189)	-4.2 %	171 189
PLN/ EUR	+3.6 %	(182 401)	-3.6 %	182 401
PLN/CZK	+3.6 %	7 106	-3.6 %	(7 106)
PLN/LTL	+3.6 %	(12 684)	-3.6 %	12 684
Total		**(359 168)**		**359 168**

The influence of changes in relevant currencies in relation to PLN on equity due to foreign exchange differences on translation of net investment in foreign entities.

2006				
Sensitivity of net investment in foreign entities *				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4.2 %	326 804	-4.2 %	(326 804)
PLN/ EUR	+3.6 %	12 526	-3.6 %	(12 526)
PLN/CZK	+3.6 %	214 742	-3.6 %	(214 742)
Total		**554 072**		**(554 072)**

* The above analysis concerns sensitivity of total net assets of foreign entities (including sensitivity of financial instruments of foreign entities on foreign exchange differences on subsidiaries from consolidation)

Total influence of changes in relevant currencies in relation to PLN on equity including foreign exchange differences on translation of net investment in foreign entities.

2006				
Total influence on equity				
	Increase in currency rate	Total influence	Decrease in currency rate	Total influence
PLN/USD	+4,2 %	209 852	-4,2 %	(209 852)
PLN/EUR	+3,6 %	(154 531)	-3,6 %	154 531
PLN/CZK	+3,6 %	210 910	-3,6 %	(210 910)
PLN/LTL	+3,6 %	(16 887)	-3,6 %	16 887
Razem		**249 344**		**(249 344)**

Variations of currency rates described above were calculated based on historical volatility of particular currency rates.

Sensitivity of financial instruments for currency risk was calculated as a difference between the initial carrying amount of financial instruments (excluding derivative instruments) and their potential carrying amount by increased or decreased market factors such as PLN/EUR and PLN/USD as well as PLN/CZK and PLN/LTL exchange rates. In case of derivative instruments, the influence of currency rate variations on fair value was examined at constant level of interest rates.

For other currency risk factors the sensitivity of financial instruments is not material from the Group's point of view.

– **Interest rate risk**

The Group is exposed to risk of volatility of cash flows due to interest rates resulting from granted loans, owned bank deposits as well as liabilities from loans and borrowings based on floating interest rates. The Group owns derivative transactions hedging part of cash flows risk due to interest rates described in note 29 d, for which cash flows hedge accounting is applied.

The Group is exposed to risk of volatility of fair value due to interest rates resulting from derivative transactions hedging economically future issuance of bonds, for which hedge accounting was not applied. The Group does not own financial instruments with fixed interest rates valued at fair value other than derivative instruments.

The Group is mainly exposed to changes of WIBOR and EURIBOR, and in the comparable period also to changes of LIBOR.

(all amounts in PLN thousand)

Sensitivity analysis for interest rate risk

The influence of relevant interest rate changes due to cash flows risk as well as changes of fair value of derivative instruments on profit before tax and equity:

Interest rate	Influence on profit before tax		Influence on hedging reserve		Influence on equity	
	for the year ended 31 December 2007	for the year ended 31 December 2006	for the year ended 31 December 2007	for the year ended 31 December 2006	for the year ended 31 December 2006	for the year ended 31 December 2006
Increase in interest rate by assumed variation						
WIBOR +50 b.p.	(12 353)	(8 378)	356	251	(17 063)	(8 127)
LIBOR + 50 b.p.	(68)	(6 362)	-	-	(68)	(6 362)
EURIBOR + 25 b.p.	(37 024)	(20 449)	(842)	(4 945)	(37 866)	(25 394)
PRIBOR + 25 b.p.	(277)	(242)	-	-	(277)	(242)
Total influence	(49 722)	(35 431)	(486)	(4 694)	(55 274)	(40 125)
Decrease in interest rate by assumed variation						
WIBOR - 50 b.p.	12 353	8 378	(356)	(251)	17 063	8 127
LIBOR - 50 b.p.	68	6 362	-	-	68	6 362
EURIBOR - 25 b.p.	37 024	20 449	849	3061	37 873	23 510
PRIBOR - 25 b.p.	277	242	-	-	277	242
Total influence	49 722	35 431	493	2 810	55 281	38 241

Variations of interest rates described above were calculated based on volatility of interest rates during the year.

The Group does not own financial instruments with fixed interest rates valued in the balance sheet at fair value. The Group measures derivative instruments at fair value.

The sensitivity of financial instruments for interest rate risk was calculated as arithmetic product of the balance of the balance sheet items sensitive to interest rates (excluding derivative instruments) multiplied by adequate variation of interest rate. In case of derivative instruments, the influence of interest rate variations on fair value was examined at constant level of currency rates.

(all amounts in PLN thousand)

g) Risk of changes in commodity prices

The Group is exposed to changes in commodity prices due to:

- expenditures concerning purchases of crude oil for processing, which depend on the volume of processing, the level of inventory as well as the level of crude oil price on the global market and differential;
- revenues from sales of refinery and petrochemical products, which depend on the volume of sales, the level of prices on the global market.

As at 31 December 2007 and 31 December 2006 there were no financial instruments exposed to risk of changes in commodity prices.

30. Cost by kind

	for the year ended 31 December 2007	for the year ended 31 December 2006
Materials and energy	36 604 832	28 877 679
Cost of merchandise and materials sold	16 867 030	13 711 215
External services *	3 571 369	2 983 160
Payroll, social security and other employee benefits	1 880 771	1 512 016
Depreciation	2 431 423	2 108 127
Taxes and charges	348 871	300 302
Other	1 113 379	1 533 377
	62 817 675	**51 025 876**
Change in inventory position	(1 041 221)	6 149
Cost of products and services for own use	(71 377)	(126 652)
Operating cost	**61 705 077**	**50 905 373**
Distribution expenses	(3 175 974)	(2 641 239)
General and administrative expenses	(1 637 370)	(1 170 927)
Other operating expenses	(758 065)	(1 221 477)
Cost of finished goods, merchandise and raw materials sold	**56 133 668**	**45 871 730**

* including research and development cost of PLN 17,340 thousand in 2007 and 14,633 thousand in 2006

31. Other operating revenues and expenses

Other operating revenues

	for the year ended 31 December 2007	for the year ended 31 December 2006
Profit on sale of non-financial non-current assets	40 629	25 754
Provision reversal	118 516	174 405
Reversal of impairment allowances of assets	262 806	196 616
Proceeds from perpetual usufruct of land	385	5 563
Penalties and compensations earned	6 804	29 133
Revenue from sale of investments	-	51 617
Other	86 836	129 868
Total	**515 976**	**612 956**

Reversal of impairment allowances of assets	for the year ended 31 December 2007	for the year ended 31 December 2006
Receivables	127 972	116 705
Inventory	45 973	29 001
Property, plant and equipment and intangible assets	88 861	50 910
Total	**262 806**	**196 616**

(all amounts in PLN thousand)

Other operating expenses

	for the year ended 31 December 2007	for the year ended 31 December 2006
Loss on sale of non-financial non-current assets	55 543	16 315
Revaluation of property, plant and equipment	151 565	288 732
Creation of provisions	115 058	129 812
Impairment allowances of assets	153 416	485 519
Donations	9 794	8 750
Nonculpable shortages in non-current assets	13 857	13 756
Prescribed receivables	43 574	24 793
Fair value measurement of KAUCUK a.s.	120 901	230 448
Other	94 357	23 352
Total	**758 065**	**1 221 477**

Impairment allowances	for the year ended 31 December 2007	for the year ended 31 December 2006
Receivables	107 662	152 004
Inventory	38 226	28 156
Goodwill and intangible assets	7 528	305 359
Total	**153 416**	**485 519**

32. Financial revenues and expenses, net

	for the year ended 31 December 2007	for the year ended 31 December 2006
Interest expense	(503 088)	(255 270)
Impairment allowance of AGROBOHEMIE a.s. and Synthesia a.s.	(333 084)	-
Negative foreign exchange surplus	(63 106)	(187 601)
Interest income	120 531	78 642
Positive foreign exchange surplus	903 424	381 561
Profit from sale of shares and other securities	3 179	6 826
Dividends received	9 629	10 662
Discount on the acquisition of liabilities of UNIPETROL Group	-	8 755
Decrease in receivables allowances	9 048	14 100
Increase in receivables allowances	(12 651)	(13 804)
Settlement and valuation of financial instruments *	44 889	(79 232)
Other	(38 969)	(32 600)
Total	**139 802**	**(67 961)**

* including in 2006 PLN (104,154) thousand of settlement of financial instruments relating to hedge of exchange rate for payments for Mazeikiu shares

(all amounts in PLN thousand)

Gains/losses due to financial instruments by categories

	for the year ended 31 December 2007	for the year ended 31 December 2006
Net gains/losses due to financial assets at fair value through profit and loss, incl.:	35 730	(81 088)
Available for sale, incl.:	35 730	(81 088)
Trade derivatives (incl. embedded instruments)	35 730	(81 088)
Net gains/losses due to financial assets available for sale, including:	(328 159)	15 065
Amounts recognized in the income statement	(328 159)	15 065
Net gains/losses due to held-to-maturity financial assets	15 351	20 292
Net gains/losses due to loans (granted)	3 935	2 438
Net gains/losses due to financial liabilities at amortized cost	(20 923)	(221 730)
Net gains/losses due to current receivables	(83 599)	1 768
Net gains/losses due to short-term liabilities	492 578	179 200
Inefficient portion charged to income statement during the period	340	24
Other	24 549	16 070
Total	**139 802**	**(67 961)**

Interest income and expenses by categories

	for the year ended 31 December 2007	for the year ended 31 December 2006
Total interest income and expenses (accounted for under effective interest rate method) from financial assets or financial liabilities not at fair value through profit and loss	(424 288)	(196 324)
Income and expenses due to charges (different from amounts taken into account during determining effective interest rate) due to financial assets or financial liabilities not at fair value through profit and loss	3 827	3 686
Income from bank deposits interests	40 479	16 226
Total	**(379 982)**	**(176 412)**

Financial expenses due to financial assets impairment by classes of financial instruments

	31 December 2007	31 December 2006
Impairment of stakes and shares in Companies	(338 059)	(3 658)
Impairment of interest on receivables (as financial instruments)	(12 651)	(13 804)
Total	**(350 710)**	**(17 462)**

(all amounts in PLN thousand)

33. Income tax expense

	for the year ended 31 December 2007	for the year ended 31 December 2006
Current tax	(705 610)	(783 704)
Deferred tax	174 971	114 555
Total	**(530 639)**	**(669 149)**

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Profit before tax	**3 011 064**	**2 729 347**
Corporate income tax for 2007 and 2006 by the valid tax rate (19% in Poland)	(572 103)	(518 576)
Differences in rates between Poland and Germany (40%)	(6 895)	(5 139)
Differences in rates between Poland and Czech Republic (24%)	(3 126)	(8 779)
Differences in rates between Poland and Lithuania (15%)	28 610	-
Increase of tax due to return of investment relief - UNIPETROL a.s.	-	(27 816)
Revaluation of investments available for sale	(80 711)	-
Business risk provision	-	(13 277)
Impairment of goodwill	(1 005)	(57 970)
Fair value measurement of KAUCUK a.s.	(23 442)	(55 308)
Valuation of entities accounted under the equity method	50 802	41 933
Penalties and compensations paid	(1 593)	(16 886)
Revaluation of deferred tax due to change of tax rates in Czech Republic	90 041	-
Other	(11 217)	(7 331)
Income tax expense	**(530 639)**	**(669 149)**
Effective tax rate	**18%**	**25%**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o Capital Group which is a tax Capital Group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

Regards the fact, that the Group's companies are separate taxpayers, deferred tax assets and deferred tax provision must be recalculated individual in particular companies. In the result, consolidated balance sheet presents deferred tax assets in the amount of PLN 233,219 thousand on 31 December 2007, PLN 165,928 thousand on 31 December 2006 a well as deferred tax provision amounting to PLN 1,548,835 thousand on 31 December 2007, PLN 1,765,761 thousand as at 31 December 2006.

(all amounts in PLN thousand)

Net liability for deferred tax as at 31 December 2007 and 31 December 2006 comprise following positions:

	31 December 2007	31 December 2006
Deferred tax assets:		
Land reclamation provision	75 293	78 650
Difference between carrying amount and tax base of property, plant and equipment	94 918	78 923
Other receivables allowances	16 285	26 344
Cost of jubilee bonuses, retirement benefits and unused holidays	46 572	46 967
Expenses for loyalty program prizes	14 299	12 601
Impairment of property, plant and equipment and intangible assets	28 644	30 796
Financial instruments	-	11 498
Valuation of non-current financial assets	1 519	18 633
Impairment allowance of inventory	14 952	6 350
Cost of liquidation of property, plant, equipment and intangible assets	7 546	15 559
Other provisions	46 870	47 193
Unrealised negative foreign exchange differences	(7 577)	59 321
Bonds valuation - UNIPETROL a.s.	16 256	25 337
Impairment allowance for inventories valued at net realisable value	1 474	17 920
Unused holiday accrual	7 627	6 481
Other costs of wages	17 182	18 354
Other accrued expenses	50 771	24 530
Other	38 373	59 199
Total deferred tax assets	**471 004**	**584 656**
Deferred tax liability:		
Investment relief *	167 367	104 680
Difference between carrying amount and tax base of property, plant and equipment	1 519 709	1 958 509
Difference in contribution in kind	44 639	42 870
Finance lease treated as operational for tax purposses	21 412	26 606
Financial instruments	29 587	-
Other	3 906	51 824
Total deferred tax liability	**1 786 620**	**2 184 489**
Deferred tax provision, net (Deferred tax provision - deferred tax assets)	**1 315 616**	**1 599 833**

* Detailed information in note 37c.

34. Leases

a) The Capital Group as a lessee

Operating lease

Operating lease agreements (tenancy, rent) regard mainly the lease of tanks, petrol stations and means of transportation and computer equipment. The lease contracts do not contain any clauses concerning conditional liabilities from lease fees. In concluded lease agreements, the general conditions of operating lease are effective, there are no particular restrictions and additional conditions. Most of operating lease agreements do not have any purchase options. In most cases there is the possibility of prolongation of the agreement. The lease fees, resulting mainly from tenant and rent agreements, included in costs of period amounted to PLN 238,388 thousand in 2007 and adequately PLN 198,768 thousand in 2006.

Finance lease

The Group as a lessee as at 31 December 2007 posses the financial lease agreements. The financial lease agreements relate mainly to the buildings, technical equipment and machines as well as means of transportation.

In concluded lease agreements, the general conditions of financial lease are effective, there are no special restrictions or additional terms of contract. The financial lease contracts do not contain any clauses concerning conditional liabilities from lease fees and do not provide possibility of purchase the object of the lease. In most cases there is the possibility of prolongation of the agreement.

(all amounts in PLN thousand)

Future minimum lease payments under financial lease agreements as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	34 971	34 040
Between 1 and 5 years	59 888	62 602
Above 5 years	18 225	704
Total minimum lease payments due to lease agreements	**113 084**	**97 346**

Current value of future minimum lease payments under financial lease agreements mentioned above as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	29 087	33 834
Between 1 and 5 years	49 406	61 599
Above 5 years	12 874	543
Total minimum lease payments due to lease agreements	**91 367**	**95 976**

The difference between total amount of minimum lease payments and their current value results from discount of lease payments by the interest rate implicit in the agreement.

As at 31 December 2007 and 31 December 2006 the balance sheet value for each group of assets was as follows:

	31 December 2007	31 December 2006
Intangible assets	**4**	**1 524**
Computer software	4	1 524
Property, plant and equipment	**182 903**	**155 587**
Buildings, premises as well as land and water engineering objects	15 551	97
Technical equipment and machines	54 932	54 118
Means of transportation	112 218	100 476
Other fixed assets	202	896

b) The Group as a lessor

Operating lease

As at 31 December 2007 and 31 December 2006 the Group did not posses the non-cancellable operating lease agreements as a lessor. Operating lease agreements regard the lease of machinery, equipment, buildings and land owned by the Group. Most of the agreements were concluded for an indefinite period.

Finance lease

As at 31 December 2007 finance lease agreements regard the lease of distributors owned by the Group. Finance lease agreements as of 31 December 2006 regarded the lease of distributors and steering devices owned by the Group. The agreements were concluded for a definite period.

Gross investments in the lease due as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	29	737
Between 1 and 5 years	17	52
Total gross lease investments in the lease	**46**	**789**

(all amounts in PLN thousand)

Present value of minimum lease payments under financial lease agreements mentioned above as at 31 December 2007 and 31 December 2006 were as follows:

	31 December 2007	31 December 2006
Up to 1 year	26	573
Between 1 and 5 years	16	48
Total present value of minimum lease payments	**42**	**621**

Unearned finance income as at 31 December 2007 amounted to PLN 4 thousand and as at 31 December 2006 to PLN 168 thousand.

As at 31 December 2006 the Group did not record contingent rents recognized in the income statement and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the Group.

Disclosures resulting from IFRS 7 regarding the finance lease are included in note 29 and are presented together with other financial instruments.

35. Investment expenditures incurred and planned and commitments resulting from investment expenditures

Investment expenditures in 2007 accounted for PLN 3,720,505 thousand, including PLN 216,386 thousand of environmental protection related investments. Planned investment expenditure in the Capital Group in the period of 12 months from the balance sheet date amounts to PLN 3,109,050 thousand, including PLN 337,409 thousand of environmental protection related investments. As at 31 December 2007 future liabilities resulting from signed contracts amounted to PLN 825,841 thousand.

36. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In 2007 the Group Companies did not grant any advances, loans, credits, guarantees and other agreements obliging to services in behalf of the Company and entities managing and supervising persons and their relatives.

As at 31 December 2007 the Group Companies did not grant any loans to managing and supervising persons and their relatives.

In the year ended 31 December 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company and of the Capital Group Companies

In 2007 the Company and in the Capital Group obtained statements on transactions concluded in 2007 with related parties extended in scope of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	565 230	668 985	153 317	58 710
Natural persons	-	-	-	-

* Transactions in the period of performing duties as supervising persons of the Company

c) Transactions with related parties concluded through the managing persons of the Capital Group Companies

In 2007 the managing persons of the Parent Company and the Capital Group companies submitted statements on transactions concluded in 2007 with related parties in scope of the amended IAS "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	-	113	-	-

d) Transactions with related parties concluded through the key management personnel of the Company and of the Capital Group Companies

In 2007 members of the key executive personnel of the Parent Company and the Capital Group Companies submitted statements on transactions concluded with related parties in scope of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Natural persons	13	14	-	-

(all amounts in PLN thousand)

e) Transactions of Parent Company with related parties consolidated with use of the equity method the key management personnel of the Capital Group Companies

	Associates accounted for using equity method		Subsidiaries not consolidated		Associates not consolidated	
	2007	2006	2007	2006	2007	2006
Sale	22 353	10 339	4 467	4 192	8	13 838
Purchase	100 367	58 740	94 189	70 272	8	31 640
Short-term receivables brutto	1 650	2 230	719	788	2	730
Bed debt allowances	(42)	(33)	(189)	(161)	(2)	(63)
Short-term loiabilities	11 631	6 618	23 066	16 641	-	2 878

All the transactions with related parties include sale and purchase of petrochemical products and purchase of repair, transport and other services.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

37. Contingent liabilities and risks

a) Guarantees and sureties of the Group in 2007

	31 December 2006	Increase/ Decrease	31 December 2007	Expiration of guarantee/ surety
Guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory tender offering for shares attributable to minority shareholders of Mazeikiu Group	1 283 452	(1 283 452)	-	29.01.2007
Guarantees issued by PKN ORLEN Group for the benefits of legal persons related to contractual obligations of PKN ORLEN Group	62 560	15 637	78 197	30.06.2013
Customs guarantees issued by UNIPETROL a.s., ORLEN Asfalt Sp. z o.o. and the Parent Company as collateral of liabilities to Customs Office due to import of merchandise	4 832	(1 532)	3 300	30.06.2009
Collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	4 346	8 438	19.12.2008
Bid guarantees issued by PKN ORLEN Group for the benefit of legal persons related to Contractual obligations of PKN ORLEN Group	919	13 871	14 790	21.03.2008
Other	2 905	6 562	9 467	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 244 568)**	**114 192**	

Contingent liabilities of Mazeikiu Group as at 31 December 2006 according to IFRS 3 „Business combination" were included into consolidated financial statements as liabilities recognized in the balance sheet as at the purchase date.

b) Other contingent liabilities of the Group in 2007

	31 December 2006	Increases/ Decreases	31 December 2007
Excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	381 948	1 442 632
Letter of credits	42 082	204 573	246 655
Legal cases related to real estates with undefined legal status	23 153	11 750	34 903
Anti trust proceeding of the Office for Competition and Consumers' Protection **	14 000	4 500	18 500
Legal cases ***	9 998	43 340	53 338
Total other contingent liabilities:	**1 149 917**	**646 111**	**1 796 028**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(598 457)**	**1 910 220**

*including as at 31 December 2007 excise ax guarantee of PKN ORLEN in the amount of PLN 1,000,011 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN in the amount of 322,156 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych Sp. z o.o. (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees
** detailed information in Note 37h
*** including as at 31 December 2007 liability relating to the legal action of Brends Sp. z o.o. against PKN ORLEN in Arbitration Court in case of payment of PLN 42,000 thousand of contractual penalty from presumptive breach by PKN ORLEN of resolution of agreement concluded between PKN ORLEN and Jerzy Krzystyniak acting in his own name and in the name of Brends Sp. z o.o.

(all amounts in PLN thousand)

c) Risk of loosing tax relieves

Investment relief

In accordance with tax regulations, in force in previous years, the Group reduced the taxable income for the purposes of corporate income tax by the following titles:
- Investment expenditures incurred in a given tax year (investment relief);
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 the Group reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group does not identify a risk that its right to the deductions might be denied by the tax authorities or a risk that its right to relieves and premiums might be lost due to breach of conditions which in effect oblige to return the amounts deducted.

Due to assets held in the Czech Republic, PKN ORLEN Group applies regulations based on investment relief act and corporate income tax act that are in force in the Czech Republic. According to these regulations investment relieves of UNIPETROL Group companies are of contingent nature in the Czech Republic. The breach of particular conditions results in lost of investment relieves granted and obliges to return of the relief (that is repayment of income tax payable for all years, in which the relief was used), increased by respective penalties and fines.

As at the date of preparation of these financial statements UNIPETROL Group companies have not utilized investment relieves. The amount presented in the previous financial statements concerned assets sold in the third quarter 2007.

In Lithuania, investment relieves are regulated by tax law and individual agreements between a company and the Republic of Lithuania. According to these regulations, part of the profit designated for investments is taxed with 0% rate. State Tax Inspection is entitled to collect the amounts concerning used investment relieves that were incorrectly calculated or not wholly paid within the 5-year period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

Other tax relieves

In the period 2001-2005 Mazeikiu Group used other tax relieves. As at the date of preparation of these financial statements the amount of investment relieves used by Mazeikiu Group amounts to PLN 109,399 thousand. Expiry date of potential return of these relieves has not passed yet, however according to the assessment of Mazeikiu Group the risk of the return is low.

d) Excise tax and value added tax contingent liability of Rafineria Trzebinia S.A.

As at balance sheet date of 31 December 2007 the following tax proceedings and controls are pending in Rafineria Trzebinia S.A.:

Tax proceeding in order to determine the excise tax liability for the period of May – September 2004.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Director of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

(all amounts in PLN thousand)

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still represents the position that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court in Krakow against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision.
The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

The hearing regarding complaint against the decision of the Director of the Customs Chamber in Kraków dated 30 December 2005 for the period of May - September 2004 was held on 12 June 2007 in the Woivodship Administrative Court in Kraków. The Court obliged Rafineria Trzebinia S.A. to complete the complaint by additional documents but has not set any new dates for next hearing.

On 26 July 2007 the Woivodship Administrative Court in Kraków ,after examination on its sitting in chambers of complaint of Rafineria Trzebinia S.A. against decisions of the Director of the Customs Chamber in Kraków setting the excise tax liability for the period of May - August 2004, issued a decision to suspend the proceedings until the Rafineria Trzebinia's complaint on decisions of the Director of the Customs Chamber in Kraków dated 9 June 2005 relating to reversal of the decision of the Head of the Customs Office in Kraków and withdrawal of the decision for the re-examination is examined, stating that the verdict on that case is vital for the proceedings.

On 12 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice from the Woivodship Administrative Court in Kraków about complaint of Rafineria Trzebinia S.A. against the decision of the Director of the Customs Chamber in Kraków to withdraw and re-examinate the decision. Next hearing was set on 3 October 2007. On the hearing on 3 October 2007 the Woivodship Administrative Court in Kraków issued a decision in compliance with motion of Rafineria Trzebinia S.A. - deciding on tax proceedings re-examination. On 13 March 2008 Rafineria Trzebinia S.A. submitted a motion to the Director of the Customs Chamber in Kraków with a complaint on inactivity in defining tax liability for the period of May - August 2004.

On 19 March 2007 Rafineria Trzebinia S.A. received a written notification from the Customs Chamber in Kraków in respect of a submission of a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received a decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in Kraków in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

On 21 May 2007 the Head of the Customs Office in Kraków re-submitted a motion for compulsory entry made in the mortgage register relating to real estate owned or used under perpetual usufruct by Rafineria Trzebinia S.A. On 2 August 2007 the Management Board of Rafineria Trzebinia S.A. received notifications from the District Court in

(all amounts in PLN thousand)

Chrzanów, V Commercial Department of Commercial Register, relating to compulsory mortgage entry made in the mortgage register relating to real estate owned or subject to perpetual usufruct by Rafineria Trzebinia S.A. The mortgage was entered to the benefit of the Customs Chamber in Kraków of the total amount of PLN 100,719 thousand. Real estate is situated in Trzebinia and constitutes in total the whole plant of Rafineria Trzebinia S.A. The entry was made to secure the claims of the Customs Chamber relating to excise tax liability for the period of May-September 2004, which are subject to dispute in front of the Woivodship Administrative Court. Entries in the mortgage register are not legally binding. Rafineria Trzebinia S.A. appealed against the Court's sentence mentioned above. On 20 December 2007 the District Court in Kraków issued a decision on repeal of the above-mentioned mortgages. The sentence of the District Court is legally binding, however Rafineria Trzebinia is entitled to submit an annulment to the Supreme Court.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in the consolidated financial statements for the period ended 31 December 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia S.A.. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Customs Chamber in Kraków. On 25 June 2007 the Director of Customs Chamber in Kraków sustained the decision of the Head of Customs Office in Kraków and refused to spread the arrears in taxes into installments. Rafineria Trzebinia S.A. did not appeal against the decision of the Director of Customs Chamber in Kraków.

Control proceedings with respect to reliability of calculation and settlement of excise tax and value added tax for 2002, 2003 and the period of January to April 2004.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Director of Tax Control Office submitted the response to reservations raised by the Plenipotentiary.

On 5 December 2007 the Director of Tax Control Office in Kraków issued the result of tax control in Rafineria Trzebinia in relation to excise tax for 2002 and decision related to value added tax for 2002. Tax Inspection Authority sustained that the value added tax settlements carried out by Rafineria Trzebinia in 2002 were correct. Decisions of Tax Control Office for 2002 determine the correct amounts of value added tax liability on the level of PLN 10 thousand.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Director of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary. Termination date of control proceedings for 2003 and the period of January to April 2004 was again extended to 31 March 2008. On 19 March 2008 the Director of the Tax Control Office in Kraków has sent an information, that the case will not be reviewed on time and has settled new review on 20 June 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the

(all amounts in PLN thousand)

above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in the financial statements for the period ended 31 December 2007.

Tax proceedings with respect to determination of value added tax amount for the period of January to August 2005.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005.

On 26 February 2007 the Head of the Tax Office for Małopolska in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.

The above proceedings concern intra Community supplies of finished goods and merchandise.

On 3 September 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office for Małopolska in Kraków extending to 31 October 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005. On 5 November 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office for Małopolska suspending tax control proceedings with respect to the value added tax liability for the period from January to August 2005. Rafineria Trzebinia S.A. has submitted a complaint for the above described decision by appealing for complete reversal. On 24 January 2008 the Director of the Tax Chamber issued the decision of a complete reversal of the above described decision of the Head of the Tax Office for Małopolska. On 31 January 2008 the Head of the Tax Office for Małopolska in Kraków has sent the notification of a new term to settle the case relating to determination of the value added tax amount for the period of January to August 2005. The term was set at 31 March 2008. On 26 March 2008 the Head of the Tax Office for Małopolska in Kraków has submitted another notice with a termination date settled on 30 May 2008.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia S.A. has been created in the consolidated financial statements for the period ended 31 December 2007.

Tax proceedings with respect to determination of excise tax liability for months November – December 2004

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Customs Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax.

The Head of the Customs Office in Kraków has issued a decision on 31 May 2007 stating the amount of excise tax liability of app. PLN 600 thousand. The amount of the tax liability and penalty interest was already paid by Rafineria Trzebinia S.A. On 14 June 2007 Rafineria Trzebinia S.A. appealed against the above mentioned decision to the Director of the Customs Chamber in Kraków. The Director of the Customs Chamber issued decisions sustaining the first instance authority's decisions relating to the excise tax liability for November- December 2004. On 12 October 2007 a complaint was issued to the Woivodship Administrative Court in Kraków.

On 16 April 2008 the hearing in front of the Voivodship Administrative Court took place, and as a consequence favorable for Rafineria Trzebinia S.A. outcome of a dispute, not yet binding was issued.

Decisions related to excise tax liability for the period January – February 2007.

On 25 September 2007 the Director of the Customs Chamber in Kraków issued a decision on excise tax liability for months January-February 2007 requesting at the same time adjustment of AKC-3 declaration for this period.

On 5 October 2007 Rafineria Trzebinia S.A. issued a motion to the Director of the Customs Chamber in Kraków to suspend the decision, and on 15 October 2007 appealed against the decision. On 28 March 2008 the representative of Rafineria Trzebinia S.A. has received notice from the Director of the Customs Chamber in Kraków about setting the term to settle the appeal case. The new term was set at 30 April 2008.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 451,623 thousand as at 31 December 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounts to 77.15%.

(all amounts in PLN thousand)

e) The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the EU Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel oils while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia S.A. appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due to the lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia S.A. included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Court of Competition and Consumers Protection, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia S.A. – an entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire.

On 2 April 2007 the Court of Competition and Consumers Protection in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels. None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels on a current basis and to issue quality certificates which may concern parameters set by law (for example decree) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia S.A. could produce biofuels with a 20% fraction of biocontent. This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. The verdict is not binding yet.
On 22 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received the appeal of the Chairman of the Energy Regulatory Office. Both the Chairman of the Energy Regulatory Office and Rafineria Trzebinia S.A. sustain their positions.

The response of Rafineria Trzebinia S.A. to the appeal of the Chairman of the Energy Regulatory Office dated 8 May 2007 to the verdict of 2 April 2007 of the District Court in Warsaw – the Court of Competition and Consumers Protection, was sent to the VI Civil Department of the District Appeal Court in Warsaw on 31 May 2007.

On 15 November 2007 the seating in front of the Court of Appeals in Warsaw VI Civil Department took place, when the appeal of the Chairman of the Energy Regulatory Office was dismissed and the reimbursement of court proceeding costs in favor of Rafineria Trzebinia S.A was sentenced. The case was accomplished with the advantageous decision for Rafineria Trzebinia. The representative of the Chairman of the Energy Regulatory Office announced the possible submit for an annulment to the Supreme Court.

(all amounts in PLN thousand)

f) Standing of Rafineria Trzebinia S.A. in connection with temporarily discontinued production and sales of the ON BIO biofuel containing 20% of FAME esters from 3 January 2007 till 16 July 2007

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance dated 22 December 2006 reducing excise tax relieves. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia S.A. property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor was actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, till 30 June 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to Pekao S.A. and BPH S.A. in the amounts of PLN 30,000 thousand and PLN 5,000 thousand, respectively. It has also provided PKN ORLEN with the partial payment of its trade liabilities amounting to PLN 15,000 thousand.

On 2 October 2007 another part of bank loan was repaid to BPH S.A. in the amount of PLN 20,000 thousand. The balance of bank loans as at 31 December 2007 amounted to PLN 24,590 thousand.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN as a major shareholder have enabled Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a up to 5% fraction of biocontent. The agreement enabled better utilization of assets such as warehouse spaces and production capacities of biodiesel installation.

The Management Board of Rafineria Trzebinia S.A. after performing the detailed legal and financial analysis has adopted a resolution on 11 May 2007 regarding implementing a new product on domestic market – methyl ester as an intrinsic fuel named "BIOESTER".

On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Excise Tax Act. The Management Board of Rafineria Trzebinia S.A. considers that resolved tax changes as well as other planned changes and solutions supporting the development of alternative source of energy motivate resumption of the production and sales of bio fuels by the Refinery.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 451,623 thousand as at 31 December 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounts to 77.15%.

g) Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN

(all amounts in PLN thousand)

as a co-defendant in a court case PSE – Operator S.A. (legal successor of PGE Polska Grupa Energetyczna S.A., former Polskie Sieci Elektroenergetyczne) against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.

Court proceedings in which PKN ORLEN acts as a defendant

As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.

The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE-Operator S.A. against ZEP S.A., where PKN ORLEN is an outside intervener, is decided.

On 3 August 2005 a complaint was filed against the above decision to suspend of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision to suspend of proceedings.

On 20 August 2007 the Legal Office placed on behalf of PKN ORLEN a motion applying for undertaking previously suspended proceeding. On 13 September 2007 the Plenipotentiary of PKN ORLEN received a plaintiff's letter standing against undertaking suspended proceeding. On 17 September 2007 court rejected undertaking suspended proceeding.

A complaint on the above mentioned decision to reject undertaking suspended proceeding was submitted on 22 October 2007.

On 19 December 2007 in response to PKN ORLEN complaint the Court of Appeals in Warsaw has issued the decision about changing the resolution and sentenced undertaking the proceedings.

On 11 February 2008 on behalf of PKN ORLEN there was a judicial writ sent, in which in response to court summons defendant referred to circumstances, in connection to which there is planned witness evidence and also to the sentence of Polish Constitutional Tribunal's statement dated 25 October 2006. On 14 March 2008 we received a plaintiff's letter dated on 10 March 2008.

On 9 April 2008 the court hearing of two witnesses of PKN ORLEN, took place. The court dismissed motions to permit evidence from court expert opinions. The court consented to defendant's motion to add files from proceedings in front of the Chairman of the Energy Regulatory Office, in front of the Court of Competition and Consumes Protection and in front of the Supreme Court to the flies of these proceedings. The court postponed the proceedings and set the next seating for 4 June 2008.

Court proceedings in which PKN ORLEN acts as an outside intervener

On 4 January 2007 the District Court in Warsaw decided to undertake the previously suspended proceedings due to the Polish Constitutional Tribunal's statement issued on 25 October 2006 (current signature XVI GC 23/06).

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare their positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN supported the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

On 20 June 2007 PSE S.A. sent the letter in proceedings where it sustained and developed conclusions.

On 6 September 2007 the Court has issued the decision in which it rejected PKN ORLEN's motion for dismissing an action for repayment of the amount of PLN 53,969 thousand.

(all amounts in PLN thousand)

On 14 December 2007 and on 25 February 2008 the Court hearings took place. On the hearing held on 25 February 2008 the Court closed the case and pronounced that on 10 March 2008 the decision will be issued. The decision was postponed till 25 March 2008.

On 25 March 2008 the District Court in Warsaw, XVI Commercial Department made a decision that ZEP is to pay PSE the amount of PLN 62,514 thousand with interests and the amount of PLN 143 thousand as a return on proceedings cost.

On 26 March 2008 the motion was submitted to the Court to prepare written explanation of the verdict.

The amount of claims is being updated by the amount of interest calculated from the main receivable. As at 31 December 2007 the provision for liabilities due to ZEP S.A. amounts to PLN 57,494 thousand.

h) Anti-trust proceedings

As at the date of the preparation of these financial statements, the Company is a party in the following anti-trust proceedings:

- Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN in Płock concluded an agreement with Lotos S.A. Group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor.

  On 31 December 2007 the Chairman of OCCP penalized PKN ORLEN and LOTOS Group for the participation in the above described agreement. The fine imposed on PKN ORLEN amounted to PLN 4,500 thousand. On 28 January 2008 plenipotentiary of PKN ORLEN appealed to the Court of Competition and Consumer Protection against that decision. The appellation was passed via the Chairman of OCCP, who might change his decision before passing it to the Court. In case the Chairman of OCCP overrules the appeal, he passes the motion to the Court of Competition and Consumer Protection together with his answer. The beginning date of the court proceedings is expected at the end of 2008 or beginning of 2009. Sides of the proceedings are entitled to appeal to the Appeal Court in Warsaw and subsequently to submit an annulment to the Supreme Court against the sentence of the Court of Competition and Consumer Protection.

- On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.

  On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.

  The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

  Due to the letter from OCCP received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP was received concerning conclusion of proceedings to take evidence. PKN ORLEN was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze liquid to radiators "PETRYGO". The setting was acknowledged as

(all amounts in PLN thousand)

inadequate compared to increase in price of glycol (basis raw material for this liquid). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.

On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, after receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the current status of proceedings related to PETRYGO these financial statements include contingent liability in the amount of PLN 14,000 thousand.

- On 23 February 2007 the Company received a letter from the Office for Competition and Consumers' Protection in Wrocław about commencing an explanatory proceedings relating to motion of Petra Sp z o.o. about antitrust actions of PKN ORLEN on the local market in Twardogóra. On 17 April 2007 the Office for Competition and Consumers' Protection in Wrocław following the motion of Petra Sp z o.o. started antitrust proceedings against PKN ORLEN, suspected of restricting competition on the local retail sales of liquid fuels market in Twardogóra. On 30 May 2007 PKN ORLEN submitted explanations to unsupported motion of Petra, claiming PKN ORLEN used significantly lower prices to eliminate Petra out of market. On 30 August 2007 PKN ORLEN submitted additional letter with arguments proving lack of antitrust action on Twardogóra local market to the Office for Competition and Consumers' Protection in Wrocław.

  After the anti-trust proceedings, by decision dated 29 January 2008 no. RWR 04/2008, the Chairman of the Office for Competition and Consumers' Protection in Wrocław did not stated that PKN ORLEN performed actions restricting competition on the local retail sales of liquid fuels market in Twardogóra. Till 20 March 2008 no appellation was submitted by Petra to the Office for Competition and Consumers' Protection in Wrocław (the final date of submitting an appeal by Petra elapsed on 18 February 2008). Consequently it is supposed that Petra decided not to execute its right to appeal against the decision of the Chairman of OCCP and the decision no. RWR 04/2008 became binding.

i) Risk connected with the disposal of a portion of assets and liabilities related to purchase of UNIPETROL a.s. shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the UNIPETROL Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.

(all amounts in PLN thousand)

The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s. The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The reply for Agrofert Holding claim was submitted by the Company's Plenipotentiary. The arbitration proceedings initiated by this law suit are currently in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

j) Risk connected with agreements with DEZA a.s.

In August and September 2005 UNIPETROL a.s. received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and Synthesia a.s.. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in Synthesia a.s. is as follows: AGROBOHEMIE a.s. owns 55.01% shares, UNIPETROL a.s. – 38.79% and DEZA a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of Synthesia a.s.

Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. Having thoroughly analyzed the signed documents and the received letters, the Management Board of UNIPETROL a.s. concluded that, apart from deviating from standard market practices and prudent business behavior, the above-mentioned agreements suffer by serious legal defects which are likely to make these agreements invalid. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents so that the risk of their invalidity can be safely excluded. UNIPETROL a.s attempted to convince DEZA a.s. to proper modification of the agreements pro-actively by means of correspondence and direct meetings. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. and on 26 January 2006 it issued a law suit in respect of settlement of contractual penalties arguing that there had been a breach of the agreements by UNIPETROL a.s. by failure to execute the assignment of shares. In accordance with the above mentioned agreements, DEZA a.s. has calculated the amount of the penalty in the amount of CZK 1.5 million per day. On 22 August 2006 DEZA a.s. issued a law suit in respect of execution of the agreements concerning assignment of shares and a law suit in respect of damages arguing in both cases that it had been a breach of the agreements by UNIPETROL a.s. by failure to execute the assignment of shares. Further to a receipt of legal actions, UNIPETROL a.s. adopted appropriate measures in order to protect its interests, continuing negotiations with DEZA a.s. at the same time. The aim of the negotiations was to achieve the out-of-court settlement of the mutual disputes. In July 2007, UNIPETROL a.s. and DEZA a.s. agreed on a temporary suspension of the pending court proceedings initialed by DEZA a.s.

Following their mutual negotiations over the course of the past two years, UNIPETROL a.s. and DEZA a.s. signed on 31 October 2007 an agreement on the out-of-court settlement of the above mentioned disputes. Under this settlement agreement, DEZA a.s. has undertaken to withdraw its legal actions filed against UNIPETROL a.s. and not seek payment of any contractual penalties and/or damages by UNIPETROL a.s. At the same time, UNIPETROL a.s. has agreed to sell to DEZA a. s. its shares in AGROBOHEMIE a.s. and Synthesia, a.s., respectively, for the purchase price the amount of which will be determined on the basis of a valuation issued by a valuer agreed by both UNIPETROL a.s. and DEZA a.s.

Over a long-time period, UNIPETROL has had none or very limited information about business and economic situation of both companies. Further, UNIPETROL has not had any information on the plans of future business development of both companies and influence on the management of both companies.

Both AGROBOHEMIE a.s. and Synthesia, a.s. do not constitute, from the perspective of the strategy of UNIPETROL Group companies, its core business. As at the date of preparation of these financial statements UNIPETROL a.s. has not received any dividends from AGROBOHEMIE a.s. and Synthesia, a.s.

The above described circumstances had significant negative impact on the value of shares of UNIPETROL a.s. in AGROBOHEMIE a.s. and Synthesia a.s. Regarding negotiations with DEZA a.s UNIPETROL a.s has received from few independent experts valuations of shares in AGROBOHEMIE a.s and Synthesia a.s. Despite the fact that those valuations were based on incomplete and limited information regarding AGROBOHEMIE a.s., Synthesia a.s and its subsidiaries, the Management Board of UNIPETROL a.s. has used those valuations to calculate impairment

(all amounts in PLN thousand)

allowance in respect of the value of shares in AGROBOHEMIE a.s and Synthesia a.s. As at 31 December 2007 the total impairment value calculated by the Management Board of UNIPETROL a.s. amounted to PLN 333,084 thousand (translated from CZK using the exchange rate applicable for 31 December 2007).

The transfer transaction of 50% of AGROBOHEMIE a.s. shares and 38.79% shares of Synthesia a.s. was concluded on 18 January 2008. The total price for AGROBOHEMIE a.s. shares amounted to CZK 503,000,000 and for Synthesia a.s. shares - CZK 680,000,000.

As a result of the conclusion of the shares transfer transaction of AGROBOHEMIE a.s. and Synthesia a.s. ahares from UNIPETROL a.s. to DEZA a.s. both sides reached an agreement. All provisions of the agreement concluded between UNIPETROL a.s. and DEZA a.s. were fulfilled, i.e. risk of UNIPETROL a.s. connected with the payment of contractual penalty and potential legal faults on the sales transaction of AGROBOHEMIE a.s. and Synthesia a.s. was eliminated. On 22 January 2008 DEZA s.a. withdrew two legal motions from the Court in Prague. Currently UNIPETROL a.s. awaits for the Court decision concerning the extinction of both actions of DEZA a.s..

As at 31 December 2007 financial assets of AGROBOHEMIE a.s. and Synthesia a.s. were presented as assets held for sale in the amount of PLN 159,469 thousand, translated from CZK using the exchange rate applicable for 31 December 2007. The sales transaction was realized on 18 January 2008.

k) Compensation programs for employees

Compensation programs in PKN ORLEN

The Voluntary Leave Program (VLP) was launched in PKN ORLEN to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.

Due to the above, the Company base on the decision of the Management Board no. 2537/05 dated 22 December 2005 created a provision in the amount of PLN 236,000 thousand.

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN subject to restructuring and reorganization processes.

According to the Agreement, an employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of a new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN, for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

As at 31 December 2007 the provision for Voluntary Leave Program amounted to PLN 110,369 thousand.

Compensation programs in transport companies

On 19 December 2007 the Agreement on rules of cooperation of social partners in restructuring processes of transport companies such as ORLEN Transport Płock, Słupsk, Szczecin, Olsztyn, K-Koźle and Nowa Sól and on employees' rights connected with those processes, was signed. The agreement concerns employees of the transport companies which are taken over by a new employer based on principles defined in Art. 23' of the Labor Code, subject to restructuring and reorganization processes.

According to the Agreement, an employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 15 thousand increased by PLN 1.5 thousand for every started year of service with a transport company or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of

(all amounts in PLN thousand)

employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled solely to considerations defined in the "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003. In case of non-acceptance of a new job or salary conditions, an employee is entitled to receive a consideration equal to 4-months' salary.

Employees, whose workplace will be changed by the Employer for such which is within the distance of more than 60 kilometers, are entitled to receive a Relocation Package comprising of relocation benefit.
Relocation benefit defined in par. 1 consists of:
- refund of documented relocation costs of an employee and other persons within his or her household in the total amount not exceeding PLN 2 thousand, paid within 14 days from submission of documents confirming relocation costs;
- refund of documented rent in the amount not exceeding PLN 1 thousand for the period of 12 months.

The Voluntary Leave Program (VLP) was launched to support the restructuring process conducted in ORLEN Transport Płock, ORLEN Transport Słupsk, ORLEN Transport Szczecin, ORLEN Transport Olsztyn, ORLEN Transport Kędzierzyn-Koźle and ORLEN Transport Nowa Sól. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.

Consequently, as at 31 December 2007 the provision for Voluntary Leave Program was created by the transport companies in the amount of PLN 5,257 thousand.

Voluntary Leave Program started in January 2008 and should end until the end of May 2008.

Compensation programs in Mazeikiu

At the end of 2007 Mazeikiu Group approved reorganization plan of its refinery. In the financial statements for the period ended 31 December 2007 the provision for potential reorganization costs was created in the amount of PLN 12,251 thousand, (translated from USD using the exchange rate applicable for 31 December 2007). In the reorganization process the Group activities will be divided into separate support functions that will be allocated to newly created subsidiaries. Separation of administration and business continuity functions is planned. The reorganization of medical function will be continued. The reorganization plan will contribute to the reduction of employment. The laboratory function optimization is also planned. The Management Board of Mazeikiu assesses that the reorganization will not significantly influence the company's activities and its financial statements.

l) Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o., presently Tankpol – R.Mosio i Wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection with receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals in Warsaw changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN ORLEN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares of ORLEN PetroTank presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money

(all amounts in PLN thousand)

compensation. The case (referring to quantity of shares subject to transfer) was revoked to repronouncement in front of the District Court in Warsaw.

On the hearing on 12 March 2008 the court decided to postpone the trial and to hear the case in chambers, so as to decide on court expert appointment.

m) Polish tax regulations

The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estate). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.

Beside corporate income tax stated at 19% rate in 2007, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.

Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for PKN ORLEN and Group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on the Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise tax goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax).

In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.

Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the Group, that conduct business activity in Poland, may be subject to a tax risk.

n) German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.

German tax system is more stable, tax risks connected with business activity are mitigated by the taxpayer's entitlements.

Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.

Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount from 15% up to 42%. Employers are obliged also to pay retirement insurance, health insurance and unemployment fund. Charges are cofinanced by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.

For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Basic corporate income tax rate amounts to 15%. However, it is increased by the so-called solidarity charge (connected with the merger of two German states) amounting to 5.5% of corporate income tax amount (i.e. 0.825% of income) and tax on revenues, which is calculated considering so-called regional factor.

(all amounts in PLN thousand)

Value added tax is applied to sales of goods and services. Basic rate amounts to 19% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.

Real estate tax is charged on all items of real estate (land and buildings) situated in Germany. There is also a tax on sale of real estate that amounts to 3.5%.

Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

o) Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 24% in 2007. There were significant changes in respect of corporate income tax starting from 1 January 2008. In 2008 corporate income tax rate amounts to 21% and is about to decrease in the following years to 20% (in 2009) and 19% (in 2010). The possibility of tax exemption of income from sales of shares – if particular conditions are met – was also introduced.

Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing. Fee is charged for the issued interpretations.

Czech tax law provides regulations concerning so called "thin capitalization". Starting from 1 January 2008 these regulations will be applied to loans and borrowings connected with "financial costs" (sum of all costs resulting from a borrowing that is interests and other charges) that exceed CZK 1 million.

Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5% and some are exempt from VAT (e.g. insurance, financial, educational or healthcare services).

Legal entity conducting business activity may also be obliged to pay real estate tax, tax on sale of real estate (based on a 3% rate), tax on means of transportation used in business activity and excise tax. Similarly to other EU countries, engine petrol and diesel oils are subject to excise tax.

Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax settlements may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies may be subject to a tax risk.

p) Lithuanian tax regulations

Entities conducting business activity in Lithuania are subject to regulations in respect of corporate income tax, personal income tax, social security charges, value added tax (VAT), real estate tax, excise tax etc.

Companies registered in Lithuania are obliged to pay taxes on income and capital gains acquired both in Lithuania and abroad. The base rate of corporate income tax is 15% (whereas smaller entities may be charged based on lower rates). Commencing 2007, capital gains on sale of shares that represent at least 25% of total voting rights and were held by at least 2 years prior to the sale are exempt from taxation. In the period 2006-2007 a temporary social tax has been introduced. The rate of the social tax was 4% and 3% in 2006 and 2007, respectively. The social tax base is analogous to tax base used for the purposes of income tax.

The tax law in Lithuania is severe with regard to transactions with related parties seated both in Lithuania and abroad, therefore maintaining of business relationships within market practice is crucial. When there is evidence that the transactions with related parties are inconsistent with market conditions, tax authorities may perform their own assessment of a tax base and a transactional value for taxation purposes.

(all amounts in PLN thousand)

There are two personal income tax rates: 15% and 27% in 2007 and 15% and 24% in 2008. Depending on the type of income, personal income tax may be transferred to the budget by companies (if it was earned in these companies) or directly by the person that earned such income.

The application of VAT is based on the Community laws, and concerns primarily sale of goods and services. The base VAT rate is 18%, reduced rates are 9% and 5%, whereas some goods and services are exempt from VAT.

Commencing 2007, a real estate tax rate ranges from 0.3% to 1% (in 2006 it amounted to 1%). The tax is paid based on the cadastre value and applied to real estates located in Lithuania, owned either by Lithuanian or foreign companies.

Production, import and intra Community acquisition of oil-derived products are subject to excise tax. The Lithuanian law in respect of excise tax reflects the regulations of the European Union. Lithuania was among the first EU countries that implemented an advanced system of electronic real-time monitoring of flow of goods subject to excise tax between tax consignment warehouses in Lithuania. Tax regulations in Lithuania may be subject to diverse interpretations by the taxpayers and tax authorities. Tax controls may regard the current reporting period as well as five prior years.

q) Maltese tax regulations

In March 2007 there were significant changes in respect of income tax regulations, aiming at adaptation of domestic law to regulations of the European Union. Despite significant changes, the most important characteristics of Maltese tax system were kept. The tax system in Malta is based on the imputation rule combined with tax return which effectively means a low real tax rate and a high nominal tax rate.

Companies are considered to be Maltese tax resident if they are registered in Malta.

Corporate income tax rate amounts to 35%, however the application of imputation rule combined with a tax credit may lead to effective decrease of tax rate even to approximately 5%, provided that the dividend is paid to the shareholders. In case of companies whose revenues are mainly passive such as license fees or interests, the effective tax rate amounts to approximately 10% (regulation allowing the decrease of the effective interest rate is applicable to real estates located in Malta).

Maltese law does not provide regulations in respect of "thin capitalization". Transfer pricing principles are not strict.

Malta has implemented the European 'Parent-Subsidiary' Directive. Pursuant to the provisions of the Directive, upon completion of certain conditions, dividends and capital gains are exempt from withholding tax. Moreover, Maltese law does not provide withholding tax revenues from interests and license fees.

VAT is another typical tax related to establishment and conduct of insurance activities in Malta. VAT regulations applicable in the European Union provide that insurance services are exempt from VAT which indicated also that input VAT on goods and services cannot be deducted.

The Maltese VAT system is based on the Community's regulations. VAT is in principle applied to sale of goods and services. The basic VAT rate amounts to 18%, reduced rate is 5%, whereas some goods and services are exempt from VAT.

r) Exclusion of ORLEN Transport Kraków Sp. z o.o. from consolidation

Due to fact that ORLEN Transport Kraków Sp z o.o. declared insolvency, the Group lost control over it and discontinued its consolidation. As liabilities of ORLEN Transport Kraków exceeded value of its assets both in unconsolidated financial statement of PKN ORLEN and consolidated financial statement of the PKN ORLEN Group, the value of ORLEN Transport Kraków amounted to nil. In the consolidated income statement revenues and expenses of ORLEN Transport Kraków for 9 months of 2007 were recognized.

Condensed financial information of ORLEN Transport Kraków with total value of assets and liabilities as at 30 September 2007 and 31 December 2006 and financial revenues and costs for period of 9-month period ended 30 September 2007 and 30 September 2006 are disclosed below:

(all amounts in PLN thousand)

	30 September 2007 (unaudited)	31 December 2006
Current assets	5 324	5 670
Non-current assets	20 826	24 713
Short-term liabilities	25 770	18 431
Long-term liabilities	8 351	12 076

	9 months ended 30 September 2007 (unaudited)	9 months ended 30 September 2006 (unaudited)
Revenues from sale of finished goods	24 639	20 997
Financial expenses	(3 294)	(1 028)
(Loss) before tax	(7 617)	(46)
Income tax expense	(231)	(186)
Net (loss)	(7 848)	(232)

As at the date of the preparation of the financial statement the final list of liabilities of ORLEN Transport Kraków Sp. z o.o. was not approved by the District Court.

s) Other risks

As presented in note 19. of consolidated financial statement the Group recognized in balance sheet as at 31 December 2007 the environmental provisions based on independent experts analyses regarding current regulations and practice for reclamation of contaminated land. Potential future changes in regulation and practice regarding environment protection may influence a value of provision in future periods.

38. Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel in accordance with IAS 24

The payments to the Management Board, Supervisory Board and key executive personnel include short-term employee benefits, post-employment benefits, other long-term employee benefits and compensation due to the termination of employment, which have been paid, are due or potentially due in the period.

a) Remuneration of the Management Board, Supervisory Board Members and key executive personnel of the Parent in 2007

	2007
Remuneration of the Management Board Members of the Parent	**27 207**
Including: compensation paid to the Management Board Members performing the function in 2007	20 421
remuneration due and potentially due	4 564
remuneration paid to other Management Board Members	1 956
remuneration potentially due to other Management Board Members	266
Remuneration of the Supervisory Board Members of the Parent	**1 031**
Remuneration of key executive personnel of the Parent	**41 136**
Remuneration of key executive personnel of the subsidiaries of the Capital Group	**116 073**

(all amounts in PLN thousand)

Remuneration paid to the Management Board Members of the Parent performing the function in 2007

	salaries	bonus for 2006	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	84	1 297	3 220	8	4 609
Cezary Filipowicz	851	380	-	67	1 298
Dariusz Formela	363	-	-	18	381
Wojciech Heydel	1 154	1 049	-	76	2 279
Piotr Kownacki	1 444	-	-	75	1 519
Jan Maciejewicz	231	676	1 620	11	2 538
Waldemar Maj	362	-	-	-	362
Krystian Pater	669	-	-	38	707
Cezary Smorszczewski	283	622	2 420	20	3 345
Krzysztof Szwedowski	851	307	-	57	1 215
Paweł Szymański	544	604	990	30	2 168
Total	**6 836**	**4 935**	**8 250**	**400**	**20 421**

* Expenses incurred by the Parent.

Remuneration potentially due for 2007 and due in 2008 to the Management Board Members of the Parent performing the function in 2007

	potentially due*	severance pay, non-competition clause and compensation	Total
Igor Chalupec	37	140	177
Cezary Filipowicz	403	-	403
Dariusz Formela	146	-	146
Wojciech Heydel	1 148	-	1 148
Piotr Kownacki	717	-	717
Jan Maciejewicz	127	-	127
Waldemar Maj	228	-	228
Krystian Pater	323	-	323
Cezary Smorszczewski	155	220	375
Krzysztof Szwedowski	483	-	483
Paweł Szymański	347	90	437
Total	**4 114**	**450**	**4 564**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005.

Remuneration paid to other Management Board Members of the Parent in 2007

	severance pay, non-competition clause and compensation *
Zbigniew Wróbel	**1 956**

* compensation paid based on amicable settlement

Remuneration potentially due to other Management Board Members of the Parent for previous years

	potentially due
Janusz Wiśniewski	266

Principles of incentives for key executive personnel (including the Management Board Members)

In 2005 new incentive system for key executive personnel of PKN ORLEN S.A. and the Capital Group was introduced – Management by Objectives (MBO). New incentive system concerns Management Board and key executive personnel. Individuals participating in MBO are rewarded for individual goals realization and solidarity goal (SVA), set at the beginning of the period. The Supervisory Board sets goals for each Management Board Member. Set goals are of qualitative and quantitative nature and are assessed on the basis of Bonus Policy, after the end of a year to which they relate.

The value of bonus granted depends also on the solidarity objective, which is consolidated SVA for PKN ORLEN. When planned level of SVA is achieved, everybody receives bonus in full calculated amount. When the solidarity objective is not achieved, all employees are granted half of worked out bonus.
Introduced system encourage employees for cooperation and timing for better results of ORLEN Group.

Remuneration regarding non-competition clause and dissolution of the contract as a result of dismissal from the position held

Agreements concluded between issuer and managing persons constitute that the persons are obliged to obey a non-competition clause for 6 or 12 months, starting from the date of a termination or expiration of the contract. In the period members of the Management Board are entitled to receive remuneration in the amount of six or twelve monthly basic remuneration, paid in equal monthly installments.

Furthermore contracts include remuneration payments in case of dissolution of the contract as a result of dismissal from the position held. Remuneration amounts to six or twelve basic monthly remuneration.

Compensation paid to the Management Board and Supervisory Board of Parent acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2007

Management Board Members of PKN ORLEN S.A., acting in 2007 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL, where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in Corporate Governance between the polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

(all amounts in PLN thousand)

Remuneration of the Supervisory Board Members of the Parent	2007
Konstanty Brochwicz-Donimirski	47
Robert Czapla	112
Marek Drac-Tatoń	112
Raimondo Eggink	112
Zbigniew Macioszek	124
Agata Mikołajczyk	65
Wojciech Pawlak	47
Krzysztof Rajczewski	112
Wiesław Rozłucki	47
Ryszard Sowiński	47
Małgorzata Ślepowrońska	83
Jerzy Woźnicki	55
Janusz Zieliński	54
Total remuneration of the Supervisory Board Members of the Parent in subsidiaries	**1 017**
Małgorzata Ślepowrońska	14
Total remuneration of the Supervisory Board Members of the Parent	**1 031**

The Chairman of the Supervisory Board of PKN ORLEN S.A. performing this function since 31 May 2007, acted simultaneously as Supervisory Board Member of Petrolot Sp. z o.o. from 31 August 2007 as the representative of PLL LOT S.A. (second shareholder of that company) and received the remuneration in the amount of PLN 14 thousand. Other Supervisory Board Members of PKN ORLEN S.A. did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group in 2007.

b) Remuneration of the Management Board, Supervisory Board Members and key executive personnel of the Parent in 2006

	2006
Remuneration of the Management Board Members of the Parent	**19 437**
including: compensation paid to the Management Board Members performing the function in 2006	14 081
Compensation due and potentially due	5 356
Remuneration of the Supervisory Board Members of the Parent	**739**
Remuneration of key executive personnel of the Parent	**28 992**
Remuneration of key executive personnel of the Capital Group subsidiaries	**99 792**

(all amounts in PLN thousand)

Remuneration paid in 2006 to the Management Board Members of the Parent performing the function in 2006

	salaries	bonus for 2005	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	1 939	1 250	-	98	3 287
Cezary Filipowicz	842	-	-	73	915
Wojciech Heydel	1 160	1 033	-	76	2 269
Piotr Kownacki	185	-	-	-	185
Jan Maciejewicz	1 091	776	-	43	1 910
Cezary Smorszczewski	1 328	626	-	80	2 034
Krzysztof Szwedowski	635	-	-	43	678
Paweł Szymański	854	609	-	51	1 514
Dariusz Witkowski	216	196	840	37	1 289
Total	**8 250**	**4 490**	**840**	**501**	**14 081**

* Expenses incurred by the Company

Remuneration due and potentially due for 2006 to the Management Board Members performing the function in 2006

	potentially due*
Igor Chalupec	1 247
Cezary Filipowicz	506
Wojciech Heydel	1 154
Jan Maciejewicz	600
Cezary Smorszczewski	643
Krzysztof Szwedowski	408
Paweł Szymański	604
Dariusz Witkowski	194
Total	**5 356**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005. Bonus was calculated based on preliminary appraisal of Management Board of the Company performed by the Supervisory Board.

Compensation paid to the Management Board and Supervisory Board Members of the Parent acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2006

Management Board Members of PKN ORLEN, acting in 2006 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL, where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN acted in Management Board of Mazeikiu, what results from differences in role of Management Board in Corporation Order between the polish law and Lithuanian one. The role of Management Board of Mazeikiu is similar to the role of Supervisory Board in polish legislation.

Supervisory Board Members did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of PKN ORLEN Group in 2006.

(all amounts in PLN thousand)

Remuneration of the Supervisory Board Members of the Parent	2006
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska – Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration of the Supervisory Board Members of the Parent	**739**

39. Employment structure

Average employment by groups was as follows:

	for the year ended 31 December 2007	for the year ended 31 December 2006
Blue collar workers	12 871	14 488
White collar workers	10 352	11 050
	23 223	**25 538**

Employment level as of 31 December 2007 amounted to 22,927 persons and 31 December 2006 amounted to 24,113 persons.

(all amounts in PLN thousand)

40. Additional information

a) Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International A/S the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of EUR 43 million. Vodafone Americas Inc. paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. as other Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 28 March 2008 PKN ORLEN has received court verdict, that confirmed the validity of agreement on purchase of shares from TDC Mobile International A/S. The Court of Arbitration sustained Vodafone demand to prohibit Polkomtel's stock book entries to further investigation in relation to shares owned by TDC Mobile International A/S.

General Shareholders' Meeting of Polkomtel S.A. was held on 28 March 2008. Shareholders decided to pay dividend from net profit realized in 2007. Total dividend amounted PLN 1,248,245 thousand (equalling PLN 60.89 per share) and will be paid to shareholders in accordance with their share in share capital of Polkomtel S.A. Dividends attributable to PKN ORLEN amounted to PLN 244,764 thousand. In accordance with the resolution of Supervisory Board of Polkomtel S.A. dated 18 December 2007, the advanced dividend for the benefit of PKN ORLEN in the amount of PLN 61,904 thousand was paid. In accordance with the decision of General Shareholders' Meeting the remaining amount of dividend will be paid in two rates in amount of PLN 91,410 thousand paid till 28 May 2008 and PLN 91,450 thousand paid till 27 November 2008.

Share of Polkomtel in the consolidated financial result of the Group in the twelve-month period ended 31 December 2007 amounted to PLN 266,076 and PLN 219,929 thousand in the twelve-month period ended 31 December 2006.

b) Purchase of additional shares in Mazeikiu by PKN ORLEN

Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu by PKN ORLEN (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

(all amounts in PLN thousand)

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN purchased 35,879,247 shares of Mazeikiu and became a shareholder of 632,713,599 shares (which is equal to 89.2628% stake in share capital).

Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, (constituting a 89.5303% stake in share capital of Mazeikiu). Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital were quoted on the market (constituting a 0.4884% state in share capital).

Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out was conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007.

At the first phase of the process, which was effective until 21 May 2007, the shareholders of Mazeikiu were entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25. During the first phase 2,469,775 shares of Mazeikiu were purchased, constituting 0.35% stake in share capital. Minority shareholders, other than Government of the Republic of Lithuania, hold 991,796 shares subject to squeeze out procedure.

On 19 September Lithuanian Court in response to a motion raised on 23 May by PKN ORLEN issued a decision that all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. As 29 October the recall period passed and a decision became legally binding.

So as to enable efficient implementation of court's decision on 19 September Vilnius Stock Exchange suspended trading with shares of Mazeikiu.

On 12 November the second phase of squeeze out of shares held by minority shareholders (other than the Government of the Republic of Lithuania) finished. During this phase 991,796 shares of Mazeikiu were purchased.

As a result of squeeze out procedure in Mazeikiu's capital remained two shareholders: PKN ORLEN with 90.019% in share capital and the Government of the Republic of Lithuania with 9.981% in share capital. On 22 November 2007 Vilnius Stock Exchange decided to withdraw Mazeikiu's shares from trading.

Settlement of Mazeikiu's shares purchase

In the period covered by these financial statements and in accordance with Lithuanian law the minority shareholders squeeze out was performed. After mandatory squeeze out settlement PKN ORLEN purchased 41,236,770 shares of Mazeikiu Nafta for a price of LTL 10,25 per share constituting a 5.82% stake in share capital of Mazeikiu. For the purposes of consolidation Mazeikiu Nafta Capital Group has been fully recognized in consolidated data just as at 31 December 2006. Due to this fact, previously estimated purchase price was corrected. That resulted a change in goodwill in amount of PLN 12,895 thousand, that was recognized in retained earnings as at the day of purchase.

c) Restructuring process of IKS Solino S.A.

PKN ORLEN made a decision to retry the process of sale of organized part of IKS Solino S.A. – Salt Processing Unit (SPU).

Due to that PKN ORLEN has started operations which will reflect in receiving necessary corporate decisions to enable the sale of SPU till the end of 2008. The decision of IKS Solino shareholders should be taken by the end of June 2008.

(all amounts in PLN thousand)

d) Goldenfrazil Limited versus members of the Supervisory Board of UNIPETROL a.s.

On 26 February 2007, Goldenfrazil Limited, seated in Nicosia, Cyprus, submitted a request pursuant to Section 182(1)c of the Czech Commercial Code to the Supervisory Board of UNIPETROL a.s., asserting rights to damages in the amount of CZK 351,877,163 (EUR 12.8 million) which according to Goldenfrazil Limited alleges UNIPETROL has against the members of UNIPETROL's Management Board (the "Goldenfrazil Claim"). Goldenfrazil Limited claims that UNIPETROL suffered damage as a result of the failure of the UNIPETROL's Management Board to comply with their obligations to act with due managerial care, and their obligations to prevent damage in connection with the sale by UNIPETROL a.s. to Anwil S.A. of shares in Spolana a.s. pursuant to the Share Purchase Agreement dated 27 October 2006 ("Spolana Share Purchase Agreement"). The Supervisory Board of UNIPETROL has defended Goldenfrazil's claim on the basis it has no merit. Goldenfrazil Limited has nevertheless filed the suit as mentioned above. On 21 September 2007 legal representatives of UNIPETROL a.s. Management Board submitted to the court a reply with chosen documentary evidence. Goldenfrazil withdrew all claims against UNIPETROL a.s. Management Board. Court's final statement has been issued and dismissal of a clain became legal binding.

41. Significant events after balance sheet date

a) PKN ORLEN has acquired shares in ORLEN Transport S.A.

PKN ORLEN informed in its regulatory announcement no. 1/2008 that on 2 January 2008 the District Court in Warsaw, XIV Commercial department of the Commercial Register and) has registered a company, ORLEN Transport Spółka Akcyjna, headquartered in Płock ("ORLEN Transport S.A."). PKN ORLEN has acquired 65,460,141 shares in ORLEN Transport S.A., with a par value PLN 1 of each share, representing approximately 97.61% of the initial capital, and representing 97.61% of votes at the general meeting of shareholders of ORLEN Transport S.A.

ORLEN Transport S.A. has been created as result of merger of six following PKN ORLEN's subsidiaries: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.

b) Transfer of shares of AGROBOHEMIE a.s. and Synthesia a.s. from UNIPETROL a.s. to DEZA a.s.

PKN ORLEN informed in its regulatory announcement no. 4/2008 that on 18 January 2008 a transfer of 47,000 shares of AGROBOHEMIE a.s., headquartered in Prague, Czech Republic ("AGROBOHEMIE") and 26,447,571 shares with nominal value of CZK 40 of each and 1,529,591 shares with nominal value of CZK 400 of each of Synthesia, a.s., headquartered in Pardubice, Czech Republic ("Synthesia") was carried out from the PKN ORLEN subsidiary, UNIPETROL, a.s. headquartered in Prague, Czech Republic ("UNIPETROL") to DEZA, a.s., headquartered in Valašské Meziříčí, Czech Republic ("DEZA").

The transfer of shares was made pursuant to the two agreements signed on 31 October 2007 between UNIPETROL, as the seller, and, DEZA as the buyer: the Share Purchase Agreement concerning the sale of shares in AGROBOHEMIE and the Share Purchase Agreement concerning the sale of shares in Synthesia.

The total purchase price for the AGROBOHEMIE shares amounted in total to CZK 503,000 thousand (i.e. approximately PLN 69,565 thousand based on average PLN/CZK exchange rates of National Bank of Poland as of 18 January 2008). The total purchase price for the Synthesia shares amounted in total to CZK 680,000 thousand (i.e. approximately PLN 94,044 thousand based on average PLN/CZK exchange rates of National Bank of Poland as of 18 January 2008).

See also: Current report no 62/2007 of 31 October 2007.

c) Changes in the Supervisiory Board of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 12/2008 that on 7 February 2008, the Extraordinary General Shareholders' Meeting of PKN ORLEN dismissed Mrs. Małgorzata Izabela Ślepowrońska from the position of Chairman of the Supervisory Board and from the Supervisory Board of PKN ORLEN.

Additionaly the Extraordinary General Shareholders Meeting of PKN ORLEN dismissed from the Supervisory Board of the PKN ORLEN the following Members: Mr. Robert Czapla, Mr. Marek Drac-Tatoń, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek and Mrs. Agata Janina Mikołajczyk and Mr. Krzysztof Rajczewski.

The Extraordinary General Shareholders Meeting of PKN ORLEN appointed to the Supervisory Board of PKN ORLEN:

- Mr. Maciej Mataczyński to the position of the Chairman of the Supervisory Board, and independent Member of Supervisory Board of PKN ORLEN;
- Mr. Grzegorz Borowiec to the position of the Member of the Supervisory Board of PKN ORLEN;
- Mr. Raimondo Eggink to the position of independent Member of the Supervisory Board of PKN ORLEN;

(all amounts in PLN thousand)

- Mr. Marek Karabuła to the position of Member of the Supervisory Board of PKN ORLEN;
- Mr. Krzysztof Kołach to the position of the independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Ryszard Stefański to the position of independent Member of the Supervisory Board of PKN ORLEN;
- Mr. Piotr Jan Wielowieyski to the position of independent Member of the Supervisory Board of PKN ORLEN;

d) Suspension of Mr. Piotr Kownacki from the activities of the President and the Member of the Management Board by the Supervisory Board of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 16/2008 that on 28 February 2008, the PKN ORLEN Supervisory Board has concluded a resolution regarding suspension of Mr. Piotr Kownacki for the indefinite period from the activities of the President and Chief Executive Officer of the Management Board with the following justification:

"The Supervisory Board has made the decision due to the fact that the President took actions individually, without agreement with the Company's Management Board, which were leading to significant worsening of the Company's image. These actions include statements of political character, pulling the Company into current political disputes, as well as unjustified discrediting the Supervisory Board.

The Supervisory Board hopes that the period of the President suspension will favor the hushing up of emotions and rebuilding the atmosphere of the common, non-political operation for the Company's good."

At the same meeting the Supervisory Board has passed the resolution that for the period of the President Mr. Piotr Kownacki suspension, the authority of the President of the PKN ORLEN Management Board is taken over by the Vice President Mr. Wojciech Heydel.

e) The agreement relating to the purchase of shares in Odin Energi Latvija signed by ORLEN International Exploration & Production

PKN ORLEN S.A. informed in its regulatory announcement no 23/2008 that on 9 April 2008 subsidiary of PKN ORLEN S.A., ORLEN International Exploration & Production Company BV, seated in Amsterdam, Netherlands ("ORLEN International Exploration & Production"), and Odin Energi A/S, seated in Hellerup, Denmark ("Odin Energi") signed an agreement ("the Agreement") relating to the sale of shares in Odin Energi Latvija ("Odin Energi Latvija").

As a result of signing the Agreement ORLEN International Exploration & Production purchased from Odin Energi 500 shares in Odin Energi Latvija, with the nominal value of LVL 5 per each share (i.e. approximately PLN 24.81 based on the average LVL/PLN exchange rate as of 9 April 2008, as stated by the National Bank of Poland). The purchased shares represent 50% of the share capital of Odin Energi Latvija and 50% of the voting rights at the General Shareholders' Meeting of Odin Energi Latvija. The Agreement has been signed simultaneously with the agreement on purchase of the remaining 50% of shares in Odin Energi Latvija by the PKN ORLEN partner, Kuwait Energy Company. Kuwait Energy Company has purchased the shares through its subsidiary Kuwait Energy Netherlands Corporation.

The purchase price for the purchased shares amounts to USD 950,000 (i.e. approximately PLN 2,090 thousand based on the average PLN /USD exchange rate as of 9 April 2008, as stated by the National Bank of Poland) and will be paid from ORLEN International Exploration & Production's own resources. The purchased shares of Odin Energi Latvija will be transferred to ORLEN International Exploration & Production at the date of payment for the purchase price.

The book value of the purchased shares in the ORLEN International Exploration & Production books will be equal to their purchase price.

The investment of ORLEN International Exploration & Production in the Odin Energi Latvija shares is of a long term nature. The purchase of Odin Energi Latvija shares gives ORLEN International Exploration & Production the right to a 45% share in the concession for searching and exploration of crude oil and natural gas in the Latvian economic Baltic Sea area.

The main business activities of Odin Energi Latvija involve, among others, exploration, recognition and extraction of hydrocarbons.
The main business activities of ORLEN International Exploration & Production involve, amongst others, the extraction of crude oil, the extraction of natural gas, geological exploration and recognition of hydrocarbons.

PKN ORLEN S.A. owns 100% of the share capital of ORLEN International Exploration & Production and 100% of the voting rights at the General Shareholders' Meeting of ORLEN International Exploration & Production.

No connections exist between Issuer, managing and supervising persons of Issuer and the seller of Odin Energi Latvija shares.

(all amounts in PLN thousand)

42. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

1. Change in presentation of excise duty not influencing previously reported results for 2006

	Sale of products and services	Excise duty and other fees	Net revenues from sale of products and services
Data for 2006 disclosed in the financial statements for 2006	50 089 786	(12 405 621)	37 684 165
Consolidated adjustment of excise duty	148 892	(148 892)	-
Data for 2006 disclosed in consolidated financial statements for 2006	50 238 678	(12 54 513)	37 684 165

	Sale of merchandise and raw materials	Excise duty and other fees	Net revenues from sale of merchandise and raw materials
Data for 2006 disclosed in the financial statement for 2006	16 255 925	(1 072 901)	15 183 024
Consolidated adjustment of excise duty	428 755	(428 755)	-
Data for 2006 disclosed in consolidated financial statements for 2007	16 684 680	(1 501 656)	15 183 024

(all amounts in PLN thousand)

2. **Changes introduced in relation to financial data published in condensed financial statement on 29 February 2008 influencing net profit and shareholder's equity**

	Net profit for 2007	Shareholder's equity as at 31 December 2007
Data for 2007 disclosed in consolidated financial statement for 4 quarters 2007	2 392 272	22 537 741
Valuation of liabilities denominated in foreign currencies*	135 242	135 242
Non current assets value adjustment	(5 733)	(5 733)
Adjustment of reversal of receivables allowances	(11 344)	(11 344)
Net equity adjustment relating to goodwill impairment	-	(7 953)
Foreign exchange differences on subsidiaries from consolidation	-	1 425
Other adjustments	220	220
Deferred tax resulting from adjustments	(30 231)	(30 231)
Data for 2007 disclosed in the annual consolidated financial statement for 2007	2 480 426	22 619 367

*exchange from USD of liabilities of 10% Mazeikiu's share purchase option

	Total assets for 2007
Data for 2007 disclosed in consolidated financial statement for 4 quarters 2007.	46 153 388
Value adjustment of fixed assets	(5 079)
Adjustment of receivables allowance reversal	(11 344)
Adjustment of receivables	14 224
Goodwill impairment	(7 953)
Increase of receivables from income tax	4 053
Other adjustments	2 143
Data for 2007 disclosed in consolidated financial statement for 2007	46 149 432

43. Signatures of the Management Board Members

These consolidated financial statements were authorized by the Management Board of the Parent in its seat on 22 April 2008.

....
Piotr Kownacki
President
(Absent, suspended)

....	....	....
Cezary Filipowicz Vice-President	Wojciech Heydel Vice-President (Acting as President)	Waldemar Maj Vice-President
....	....	....
Dariusz Formela Member of the Board	Krystian Pater Member of the Board	Krzysztof Szwedowski Member of the Board

Płock, 22 April 2008

Letter from the President of the Management Board of PKN ORLEN S.A.

Dear Sirs, Dear Shareholders,

We are pleased to present the annual consolidated financial report summing up PKN ORLEN Capital Group's operations in 2007.

Last year brought enormous challenges for the Corporation, both due to shifting macroeconomic conditions in the oil industry and in connection with a number of investments and modernisations in our production facilities.

In 2007, ORLEN Group's financial results came under serious pressure from the Polish zloty's appreciation against the U.S. dollar and the euro, the diminishing URAL/Brent differential, as well as one-off events including planned refurbishments and downtime in the Production Facilities in Płock, Mazeikiu Group and UNIPETROL Group. Against this backdrop, ORLEN Group's EBITDA in 2007 was PLN 5035m, i.e. 7.5% more than in the preceding year. Despite one-off reductions of PLN 908m, this result indicates ongoing improvements in operating efficiencies, growing sales and consistent implementation of our corporate strategy.

Last year, processing volumes in ORLEN Group's seven refineries exceeded 23m tonnes and were significantly higher than in 2006. The lion's share of the processed volume – over 13.6m tonnes - was generated by the Płock production facility. Additionally, our 2007 figures include Mazeikiu Refinery's processing volume of 5.1m tonnes of crude. In 2007, Unipetrol Group processed 4.1m tonnes of crude. In 2007, production capacities in Płock, the Czech Republic and Lithuania were utilized at, respectively, 98.9%, 75.3% and 50.1%.

In 2007, fuel production volumes (petrol, diesel, aviation fuel and light heating oil) in ORLEN Group's refineries exceeded 15.1m tonnes, with petrol and diesel output growing, respectively, 1.5% and 0.5%. At the same time, we reduced JET A-1 and light heating oil outputs.

ORLEN Group's refining segment's 2007 operating profit (EBIT) grew 2.0% compared to 2006. Thanks to efficiency improvements and savings, the petrochemical segment's result was PLN 226.2m better than the year before. The chemical segment reported an EBIT increase of 9.7%, up to PLN 245.6m.

In 2007, wholesale fuel volumes grew 41% compared to 2006, primarily reflecting the consolidation of the Mazeikiu Group. We also reported a 10% increase in retail sales, mainly due to the efficient modernisation of our forecourt chain and significantly improved sales efficiencies.

In 2007, the PKN ORLEN Board focused primarily on improving operating efficiencies within the ORLEN Group and on investments in core operations. We designed a comprehensive Value Building Program for Mažeikiu Nafta which, with investments valued at $1.6bn, will enable us to significantly improve the operations and reinforce the position of our Lithuanian assets by 2012. Last year we faced the key challenge of quickly restoring Mazeikiu refinery's processing capacities, lost in the fire in 2006. In record-breaking time we rebuilt the processing capacity and conducted the largest refurbishment project in the history of the Lithuanian refinery. We also initiated processes to strengthen AB Mazeikiu Nafta's logistics infrastructure by starting a dialogue with the Lithuanian Government regarding the building of a product pipeline to a Baltic port.

In 2007 we initiated the construction of paraxylene (PX) and terephthalic acid (PTA) installations. This is currently our largest project in terms of expenditure, which will enable us to extend the value chain in the petrochemical segment and increase the utilization of our Płock production facility's processing capacities. Demand for terephthalic acid has been rising consistently for a number of years. According to forecasts, supply is not keeping up with growing demand, allowing us to expect attractive returns on this investment.

In November 2007, the Płock facility began the construction of the Hydrogen II plant to secure the current and future needs of our hydrogen-utilising processes. We expect to launch the plant in mid 2009. In 2007 we also completed all preparations and design works to launch the construction of Diesel Hydrodesulphurisation Plant

VII. This investment will enable our diesel products to meet the EU sulphur content requirement of less than 10 ppm, which is expected to come into force in 2009.

We also began works to increase efficiencies throughout the ORLEN Group. Our Margin Optimisation Programme based on the supply chain management concept will enable us to take advantage of the synergies between our seven refineries, further improve processing level and production structure management, semi-finished product exchange and optimise allocation on sales markets. In consequence, the programme will yield operating efficiency improvements and asset integration within the ORLEN Group.

In November 2007, we launched our first filling station in Lithuania under the ORLEN Lietuva brand, replacing the former brand Ventus. This is the first step in the expansion of our retail network in Lithuania and Latvia, which assumes the launch of approximately 230 stations under the ORLEN Lietuva and ORLEN Latvija brands by 2012 and winning a 20% share in the consolidated Lithuanian-Latvian market.

In 2007, we efficiently implemented our retail network restructuring programme in all markets. In Poland, our station chain gained 36 new forecourts, with 139 locations modernised. The franchise section of our chain gained 54 premium ORLEN Stations and 41 'economy' stations under the BLISKA brand.

Our effective efforts to build the image of our premium fuels under the Verva brand also yielded expected results. In Poland, the total sales volume of these fuels grew 41% last year, compared to 2006. The introduction of new products – VervaON, Verva100 and Verva95 – in foreign markets generated sales increases that exceeded our expectations by almost 25% in the Czech Republic and 9% in Lithuania.

Our Czech-based company BENZINA exceeded the launch projections for the new premium brand Benzina Plus. At the end of last year, there were 82 stations operating under the new brand. At the same time, the new network achieved the planned 13% share in the Czech retail market.

Our corporation's German sales network is consistently changing its image, resulting in a second consecutive year of growing operating profit. We continue to work towards increasing our share in the economy segment under the STAR brand which operates successfully in the German market. The "Fit for Growth" restructuring programme launched in 2007 contributed to increasing the number of forecourts from 478 to 530. We assume that over the next three years we will expand our chain by almost 200 locations, allowing us to capture 10% of the regional market by 2012.

In line with requirements, we prepared our corporation to implement the National Indicative Target in biofuels. We conducted pilot programmes in sales and operations, carried out the necessary investments in depots and filling stations, and conducted bids to secure the required biocomponent volumes. With these preparations complete, we launched the wholesale and retail sale of biofuels as of the beginning of this year, complying with the requirements that apply to all participants in the Polish fuel market.

Last year we continued the restructuring of the ORLEN Group, combining eight transport companies owned by the ORLEN Group into one entity – ORLEN Transport. As part our divestments, UNIPETROL finalized the sale of 100% of the shares in KAUCUK to Dwory Chemicals. We also consolidated our Czech-based companies CHEMOPETROL, UNIPETROL RAFINERIA and UNIEPETROL RPA, establishing one entity. The key advantage of this merger is the simplification of organizational structures, HR and administration, while ensuring fuller control over the entire production and sales chain.

We reached a settlement in the 2-year dispute with DEZA concerning the sale of UNIPETROL's shares in Synthesia and Agroboheme. The price for AGROBOHEME's and Synthesia's shares was determined in a fair market valuation, conducted by a renowned expert. Concurrently with the share sale agreement, UNIPETROL and DEZA signed an agreement settling all disputed issues between the parties.

At the end of 2007 we verified our long-term goals and announced a new Strategy for the ORLEN Group. The foundation of our strategic plan is a match between

shareholder and potential investor expectations, and the needs and capacities of the Corporation. The new 2007-2012 strategy focuses on organic growth supported by potential non-organic projects / investments. Our key financial target is a LIFO-based EBITDA of PLN 11b and return on capital of 14% in 2012.

The updated strategy also provides for ongoing cost optimisation efforts as well as efficient supply chain management and integration of ORLEN Group's operations management. The corporation is changing its internal management structure to meet market challenges and the dynamic expansion of our scope of operations. Our goal is to ensure better communications and clear accountability for results on each management level throughout our international organisation. The corporation is planning to continue restructuring its assets and employment; as a technological leader we will keep responding to increasing expectations with regard to quality and environmental awareness.

Last year the corporation's activities were recognized by the juries of many contests and rankings. PKN ORLEN won, among others, the "Giants of Central Europe" ranking organized by the Puls Biznesu daily, ahead of competitors such as Skoda Auto AS or MOL MAGYAR OLAJ ES GAZIPARI RT. We received this award for our consolidation of the Central European fuel sector.

In the Roland Berger Strategy Consultants contest organized in eight EU countries, PKN ORLEN was awarded the „Best of European Business" title in the Mergers and Acquisitions category. Our corporation was also recognized by players of the capital market in a ranking by IR Magazine, which singled out PKN ORLEN for Best Investor Relations in 2007 in Poland.

ORLEN was also named Poland's most valuable brand in the MARQA 2007 ranking organized by the Rzeczpospolita daily and, for the sixth time, won the Trusted Brand title in a prestigious consumer study conducted by Reader's Digest. Our social involvement in various charity and sponsorship projects was recognized by the Donators' Forum, which placed PKN ORLEN among the Philanthropy Leaders of 2007.

ORLEN Group's successes in 2007 are primarily the achievements of the employees of PKN ORLEN. Without their skills, expertise, personal involvement and commitment to growth, our success would not have been possible. I would like to thank them all for their contribution.

I also wish to thank all Members of the Management and Supervisory Boards for their enormous work towards fulfilling the Company's mission. I thank Chairman of the Board Piotr Kownacki, who presided over the Board last year.

I believe that the continued realization of programmes started in 2007, and our consistency in implementing the updated strategy will enable us to strengthen the position and status of PKN ORLEN in subsequent years, for the benefit of our Shareholders and the economies of the countries in which we operate as a Central European corporation.

Wojciech Heydel

Vice President
acting as President of the Board

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Management Board Report On the Operations of the Polski Koncern Naftowy ORLEN Spółka Akcyjna Group in 2007

I. CURRENT AND PROJECTED FINANCIAL STANDING OF THE PKN ORLEN CAPITAL GROUP

1.1 Income statement

1.1.1 Revenues

In 2007 the PKN ORLEN Capital Group ("ORLEN Group") generated total sales revenues (without excise tax) in the amount of PLN 63,792,983 thousand, i.e. by 20.7% more than in the financial year 2006. This increase represents the overall effect of the change in values and volumes in the core business segments of Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.").

The increase in sales revenues was achieved by the following segments:
Refining Segment – by 28.0%
Chemical Segment – by 4.7%.

The decrease in sales revenues was achieved by the following segment:
Other operations – by (-) 25.9%
Petrochemical Segment – by (-) 1.1%

1.1.2 Profit from operations

In 2007, the gross profit on sales of the ORLEN Group amounted to PLN 7,659,315 thousand and was higher by 9.5% as compared to the profit generated in 2006. The profit from operations amounted to PLN 2,603,882 thousand and was higher than the profit from operations generated in 2006 by PLN 27,275 thousand.

The increase in the profit on sales is due to the increased sales volume which, in turn, neutralised the increased costs of finished goods, merchandise and raw materials sold by PLN 10,261,908 thousand (i.e. 22.4%).
Higher level of the profit from operations was achieved despite consolidation of a loss of the Mazeikiu Capital Group ("Mazeikiu Group") in the amount of PLN (-) 670.534 thousand in 2007.

In 2007, as compared to 2006, an increase in distribution expenses as well as general and administrative expenses was recorded by, respectively, PLN 543,735 thousand, i.e. 20.2% and by PLN 466,443 thousand, i.e. 39.8%. The increase in both types of expenses was materially affected by the consolidation of the Mazeikiu Group, in which the distribution expenses as well as general and administrative expense amounted in 2007 to PLN 331,618 thousand and PLN 303,456 thousand, respectively.

In 2007, there was a loss on other operating activities of PLN (-) 242,089 thousand (by PLN 366,432 thousand less than in 2006). It should be noted however that the results for 2006 were adjusted with an impairment loss of goodwill for the Mazeikiu Group in the amount of PLN 305.105 thousand and the restatement of the carrying amount of KAUCUK a.s. to its fair value less costs to sell in relation to the planned transaction of share selling in the amount of PLN (-) 230 million. Besides, in 2007 there was the reduction of costs of penalties and fines paid in the UNIPETROL Capital Group ("UNIPETROL Group") by PLN 64,885 thousand, which positively influenced the result on other operating activities. In 2007 EBITDA amounted to PLN 5,035,305 thousand and was higher by PLN 350,571 thousand than EBITDA generated in the respective period in the prior year.

1.1.3 Financing activity

In 2007 the financial revenues amounted to PLN 1,190,048 thousand and were higher by PLN 587,171 thousand as compared to the respective period of the prior year. Concurrently, there was an increase in the financial expenses by PLN 379,408 thousand as compared to 2006. Due to these factors, profit on financing activity in 2007 amounted to PLN 139,802 thousand (in the respective period of the prior year the ORLEN Group recorded a loss of PLN 67,961 thousand). Basically, the foreign currency exchange rate influenced the profit generated on this type of activity. Throughout the whole 2007 the appreciation of Polish zloty occurred which resulted in a high level of positive exchange differences materially increasing financial revenues by PLN 903,424 thousand.

1.1.4 Profit before tax, income tax expense and net result

Throughout the whole 2007 the ORLEN Group generated the profit before tax in the amount of PLN 3,011,065 thousand (increase by 10.3% as compared to 2006). The net profit amounted to PLN 2,480,426 thousand and was by 20.4% higher than the result generated in the prior year. Net profit attributable to equity holders of the parent amounted to PLN 2,412,409 thousand. The main factor decreasing the net profit in 2007 was the impairment loss of block of shares held by UNIPETROL in AGROBOHEMIE a.s and Synthesia a.s. recognized in the third quarter of 2007. The total impairment loss amounted to PLN 333.084 thousand.

1.2 Balance sheet

As at 31 December 2007 total assets of the ORLEN Group amounted to PLN 46,149,432 thousand and recorded an increase by PLN 730,348 thousand (by 1.6%) as compared to the situation as at 31 December 2006.

Non-current assets' value decreased as compared to 31 December 2006 by PLN 877,854 thousand (i.e. 3.2%) and reached the level of PLN 26,782,944 thousand mainly due to a drop in property, plant and equipment by PLN 365,756 thousand (i.e. 1.5%), drop in intangible assets by PLN 88,813 thousand (i.e. 14.3%) and drop in long-term financial investments by PLN 508,610 thousand (i.e. 89.1%) as compared to the situation as at 31 December 2006 . This drop in 2007 was neutralized with an increase in deferred tax assets by PLN 67,291 thousand (40.6%), an increase in investment property by PLN 34,151 thousand (97.8%) and an increase in loans granted by PLN 12,922 thousand (i.e. 245.1%) as compared to 31 December 2006 .

As at the end of 2007 the value of current assets increased from PLN 17,758,286 thousand as at 31 December 2006 to 19,366,488 thousand. This increase was mainly due to an increase in inventories by PLN 2,966,533 thousand (by 40.1%) and increase in trade and other receivables by PLN 590,783 thousand (by 9.4%). Concurrently, a material drop was recorded in the income tax receivable by PLN 137,660 thousand (by 54.4%), assets classified as held for sale by PLN 842,466 thousand (by 81.7%) and cash and cash equivalents by PLN 853,088 thousand, i.e. by 36.3% as compared to the prior year.

As at the end of 2007 the net working capital (current assets minus short-term liabilities) amounted to PLN 6,927,825 thousand as compared to the net working capital as at the end of 2006 of PLN 2,879,908 thousand. This increase is due to the repayment of short-term bank loans and an increase in inventories.

In 2007, the total equity amounted to PLN 22,619,367 thousand and increased by PLN 1,036,804 thousand, i.e. by 4.8% as compared to the end of 2006 mainly as a result of an increase in retained earnings by PLN 2,406,145 thousand. The equity was adversely impacted by foreign exchange differences on subsidiaries from consolidation in the amount of PLN 1,349,939 thousand.

The long-term liabilities amounted to PLN 11,091,402 thousand and increased as compared to the end of 2006 by PLN 2,133,259 thousand, mainly due to an increase in long-term loans and borrowings of PLN 2,391,528 thousand and a drop in deferred tax liabilities by PLN 216,929 thousand. The short-term liabilities increased from PLN 14,878,378 thousand as at 31 December 2006 to PLN 12,438,663 thousand as at 31 December 2007. Within the short-term liabilities there was a material increase in trade liabilities by PLN 959,848 thousand (11.7%) while the short-term interest-bearing loans and borrowings decreased by PLN 2,558,689 thousand (by 59.8%) and other financial liabilities by PLN 600,794 thousand (by 45.7%). The total external indebtedness of the ORLEN Group (loans and borrowings) achieved, as at 31 December 2007, the level of PLN 10,321,944 thousand, which means a drop by PLN 167,161 thousand as compared to the end of 2006.

1.3 Statement of cash flows

1.3.1 Operating activities

In 2007, the net cash provided by operating activities amounted to PLN 1,965,066 thousand and decreased by PLN 1,728,123 thousand as compared to 2006. The reduction of net cash provided by operating activities in 2007 was mainly due to the cash blocked in inventories (increase in inventories by PLN 3,235,358 thousand while in 2006 the inventories increased by PLN 312,738 thousand). The adverse impact of this factor was partly neutralised by the net profit having increased in 2007 by PLN 420,228 thousand and favourable tendencies in liabilities and accruals (increase up to the level of PLN 940,501 thousand) and receivables (decrease down to PLN 535,585 thousand).

1.3.2 Investing activities

In 2007, the net cash used in investing activities amounted to PLN (-) 2,845,108 thousand, while in 2006 it was PLN (-) 6,746,198 thousand. The lower cash from investing activities in 2007 is mainly due to the purchase, in 2006, of shares in relation to the acquisition of the Mazeikiu Group for PLN 6,759,742 thousand. In 2007, in relation to the squeeze-out of minority shares of the Mazeikiu Group, an amount of PLN 482,003 thousand was spent.

1.3.3 Financing activities

In 2007 the net cash provided by financing activities amounted to PLN 27,039 thousand while in 2006 it amounted to PLN 4,277,568 thousand. A drop in cash provided by financing activities results from the repayment of long- and short-term interest-bearing loans and borrowings which in 2007 amounted to PLN (-) 9,852,372 thousand (as compared to PLN (-) 5,098,967 thousand in 2006) and the lower proceeds from new loans and borrowings by PLN

91,495 thousand. A positive impact on the cash provided by financing activities was exerted by the issue of debt securities of the value amounting to PLN 1,096,325 thousand, while in 2006 no proceeds from the issue were recorded.

The total cash flows for individual areas of operations triggered a drop in cash and cash equivalents as at 31 December 2007 by PLN 853,088 thousand down to the level of PLN 1,498,232 thousand (the cash and cash equivalents as at 31 December 2006 amounted to PLN 2,351,320 thousand).

1.4 Business segments

1.4.1 Refining Segment

Refining segment (in PLN thousand)	2007	2006	Change %
Sales to external customers	51 267 453	40 066 040	28.0
Transactions with other segments	13 262 188	12 664 027	4.7
Settlement of hedging transactions	37 587	21 100	78.1
Total sales revenues	64 567 228	52 751 167	22.4
Profit from operations	2 094 967	2 053 516	2.0
EBITDA*	3 441 323	2 979 344	15.5
Outlays on property, plant and equipment and intangible assets	2 680 577	1 165 156	130.1
Share of the segment in the results of the Capital Group	64.4%	65.7%	-2.0
Share of the segment in EBITDA of the Capital Group	60.6%	56.9%	6.5
Return on sales	3.2%	3.9%	-17.9
Segment result/ segment assets employed	6.9%	7.1%	-2.8
Segment result/ segment equity engaged**	9.6%	9.6%	0.0
Debt ratio (debts /assets)	28.3%	25.3%	11.9
Asset turnover ratio	2.1	1.8	16.7
CAPEX/EBITDA	77.9%	39.1%	99.2

*) profit from operations increased by depreciation
**) segment assets less segment liabilities

In 2007 the profit from operations achieved the level of PLN 2,094,967 thousand and was higher than the result generated in the corresponding period of the prior year despite the fact that the loss from operations incurred by the Mazeikiu Group, in the amount of PLN 408,646 thousand, was recognized in the current year result. PKN ORLEN S.A. and the UNIPETROL Group companies generated in this segment PLN 2,103,939 thousand and PLN 142,370 thousand, respectively, i.e. by 5.4% and 464.6% more than in the prior year.

In 2007, as compared to the corresponding period of 2006, the segment's revenues increased by 22.4% and achieved the level of PLN 64,567,228 thousand. This increase was mainly driven by the quantitative increase in sales of the segment core products. Sales of diesel oil increased by 2,833 thousand tonnes (i.e. by 41.3%), and in terms of quality by PLN 4,541 thousand (i.e. by 27.9%). Sales of gasoline increased by 1,835 thousand tonnes (by 39.4%), which corresponds to a qualitative increase by PLN 3,668 thousand (i.e. by 27.9%). The increase in the sale of the above-mentioned products results mainly from a higher value of annual contracts signed with key clients, from the fact that new clients have been gained in the segments of network and core clients as well as from the consolidation of the Mazeikiu Group. Furthermore, the increased sale of diesel oil was favourably affected by the sales of diesel oil to replenish the mandatory reserves in the Lotos and Shell Group and the sales of SWAP to Slovnaft. Favourable tendencies in the sale o LPG (increase in sales by 299 thousand tonnes i.e. by 70.1%) are due, on the one hand, to market tendencies relating to the increasing number of cars supplied with this type of fuel and the increased number of LPG modules installed at the stations; and on the other hand, from ORLEN Gaz Sp. z o.o. having taken over from a competitor the sale of gas imported from the Mazeikiu Group. An increase in the sale of asphalts by 85 thousand tonnes (i.e. by 8.9%) results from the consolidation of AB Mazeikiu Nafta. In 2007, on the domestic market, the demand for road asphalt decreased mainly due to the lack of new investments. Only in the case of light heating oil, engine oils and base oils the year 2007 saw a falling tendency in quantitative sales by 398 thousand tonnes (i.e. by 25.1%), 7 thousand tonnes (18.7%) and 10 thousand tonnes (by 9.9%). The lower sales of light heating oil results from the consumption of stock collected prior to the heating season by the customers.

In 2007 the operating expenses of this segment have increased by PLN 11,956,929 thousand (by 23.7%) mainly due to the better sales of the ORLEN Group companies and consolidation of the Mazeikiu Group companies. The increase in the costs due to the consolidation of the Mazeikiu Group amounted to PLN 13,080,105 thousand.

A more favourable result was generated in the segment in the situation of an adverse impact of macroeconomic factors relating to the deferential and exchange rate. The almost 11% appreciation of PLN in respect of USD triggered a decrease in profit from operations generated by the ORLEN Group by PLN (-) 349 million. A drop in differential, in turn, from the level of 3.92 USD/bbl in 2006 to 3.24 USD/bbl in 2007 adversely affected the ORLEN Group's profit from operations which dropped by PLN (-) 278,000 thousand. Negative tendencies regarding the differential and exchange rate were balanced by an increase in a refinery margin by 33.5%, which favourably affected the profit from operations, which amounted to PLN 393,000 thousand.

Falling tendencies in respect of unit retail margins on all markets (domestic and foreign) negatively impacted the result generated in the segment in the amount of PLN (-) 65,000 thousand. Reverse tendencies were noted in respect of margins on sale of non-fuel goods and services in the ORLEN Group, which increased by 16.2% as compared to the prior year to the level of PLN 402,500 thousand.

In 2007 the implementation of OPTIMA Program resulted in savings for the segment in the amount of PLN 335,294 thousand. In 2007 as compared to 2006 the outlays on property, plant and equipment and intangible assets increased by PLN 1,515,421 thousand, i.e. by 130.1%.

The most significant companies in the refining sector include: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., wholesale part of Local Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o, ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Gaz Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o. and the Unipetrol Group with companies auch as PARAMO a.s., UNIPETROL RAFINERIE a.s. and CESKA RAFINERSKA a.s. as well as the Mazeikiu Group (starting from the first quarter of 2007).

1.4.2 Petrochemical Segment

Petrochemical segment (in PLN thousand)	2007	2006	Change %
Sales to external customers	9 252 174	9 354 088	-1.1
Transactions with other segments	4 399 931	4 383 203	0.4
Settlement of hedging transactions	48 291	106 678	-54.7
Total sales revenues	13 700 396	13 843 969	-1.0
Profit from operations	1 068 008	841 795	26.9
EBITDA*	1 692 225	1 599 342	5.8
Outlays on property, plant and equipment and intangible assets	521 864	320 223	63.0
Share of the segment in the results of the Capital Group	32.8%	26.9%	21.9
Share of the segment in EBITDA of the Capital Group	29.8%	30.6%	-2.6
Return on sales	7.8%	6.1%	27.9
Profit from operations/ segment assets employed	14.6%	10.3%	41.7
Profit from operations / segment equity engaged**	16.8%	11.5%	46.1
Debt ratio (debts /assets)	13.6%	10.3%	32.0
Asset turnover ratio	1.9	1.7	11.8
CAPEX/EBITDA	30.8%	20.0%	54.0

*) profit from operations increased by depreciation
**) segment assets less segment liabilities

In 2007 the profit from operations amounted to PLN 1,068,008 thousand, as compared to PLN 841,795 thousand in the prior year. The results were significantly affected by the favourable market conditions in this segment persisting since the beginning of 2007 and, consequently, increasing margins on the majority of petrochemical products. The impact of the increased margins is specifically to be seen in the results generated in this segment by PKN ORLEN S.A., the Unipetrol Group companies and Basell Orlen Polyolefins sp. z o.o., where the profit from operations assigned to this segment increased respectively by 13.0%, 21.7% and 120% up to the level of PLN 543,769 thousand, 337,378 thousand and PLN 195,658 thousand.

In 2007, the revenues generated by the segment were lower by PLN 143,573 thousand (by 1.0%) as compared to the analogical period of 2006. The decrease in sales revenues is, among others, the effect of technical problems and the repair standstill of an olefin plant in CHEMOPETROL a.s. and the consequent decrease in quantitative sales volume of propylene - by 7.5%, polyethylene - by 4.2%, butadiene - by 16.6% and glycols - by 7.4%.

The implementation of OPTIMA Program resulted, in 2007, in the savings for this segment of PLN 7,184 thousand. In 2007 as compared to the prior year, the outlays on property, plant and equipment and intangible assets increased by PLN 201,641 thousand up to the level of PLN 521,864 thousand.

Since 2006 the chemical segment has been divided into two areas: petrochemistry and chemistry. The newly demerged petrochemical segment comprises respective activities of the following companies: PKN ORLEN S.A., Etylobenzen Płock sp. z o.o., CHEMOPETROL a.s. and UNIPETROL TRADE a.s. (subsidiaries of Unipetrol a.s.), petrochemical part of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o.

1.4.3 Chemical Segment

Chemical segment (in PLN thousand)	2007	2006	Change %
Sales to external customers	2 491 816	2 381 069	4.7
Transactions with other segments	310 659	84 764	266.5
Total revenues	2 802 475	2 465 833	13.7
Profit from operations	245 604	223 970	9.7
EBITDA*	412 471	407 105	1.3
Outlays on property, plant and equipment and intangible assets	118 357	174 338	-32.1
Share of the segment in the results of the Capital Group	7.6%	7.2%	5.6%
Share of the segment in EBITDA of the Capital Group	7.3%	7.8%	-6.4
Return on sales	8.8%	9.1%	-3.3
Profit from operations / segment assets employed	10.2%	9.1%	12.1
Profit from operations / segment equity engaged**	12.3%	10.9%	12.8
Debt ratio (debts /assets)	16.9%	16.5%	2.4
Asset turnover ratio	1.2	1.0	20.0
CAPEX/EBITDA	28.7%	42.8%	-32.9

*) Profit from operations increased by depreciation
**) segment assets less segment liabilities

In 2007 the revenues generated by the segment were higher by PLN 336,642 thousand (by 13.7%) as compared to the prior year. The increase in revenues was mainly due to the increase in prices of main segment products. In the analyzed period the prices of ammonium nitrate, soda lye, caustic soda and PVC granulate increased by 8.1%, 5.2%, 31.8% and 6.8% respectively.

The year 2007 recorded a high level of volume sales of granulates and PVC up to 419 thousand tonnes (402 thousand tonnes in 2006). The above result is due to the favourable market conditions in respect of investment goods and in the construction sector as well as repair standstills at the European PVC producers. The quantitative sale of chemical fertilisers (Canwil, ammonium nitrate) remained at the comparable level, i.e. 938 thousand tonnes in 2007 as compared to 947 thousand tonnes. The recorded level of caustic soda sales was lower than that in the prior year (by 34 thousand tonnes, i.e. by 50.4%) which resulted from the gradual market saturation. Moreover, it is worth noting that the caprolactam market conditions were very favourable and, thus, its sales value has maintained its high position, despite an emergency stoppage of the installation in Spolana in the first half of June 2007.

The positive tendencies on the petrochemical market have favourably affected the results generated by the Anwil Capital Group. The profit from operations of this Group increased in 2007 by PLN 6,821 thousand, as compared to the prior year, to achieve the level of PLN 245,955 thousand and the profit from operations of the whole segment amounted to PLN 245,604 thousand, i.e. by 9.7% above the level in the prior year. In 2007, as compared to the corresponding period of the prior year, the outlays on property, plant and equipment and intangible assets decreased by PLN 55,981 thousand.

In 2007, the implementation of OPTIMA Program resulted in savings for the segment in the amount of PLN 63,527 thousand.

Since 2006 the chemical segment has been divided into two areas: petrochemistry and chemistry. The newly demerged chemical segment comprises the respective activities of the following companies: Zakłady Azotowe Anwil S.A., Spolana a.s. In the 4th quarter of 2006 an share purchase agreement was signed for the purchase by Zakłady Azotowe Anwil S.A. from UNIPETROL a.s. of shares in Spolana a.s. representing 81.8% of Spolana's share capital. The total price for the shares bought amounted to approx. PLN 88 million and was covered by Zakłady Azotowe Anwil S.A. out of the company's own funds in the form of cash contribution.

1.4.4 Other activities

Other activities (in PLN thousand)	2007	2006	Change %
Sales to external customers	695 662	938 214	-25.9
Transactions with other segments	1 365 873	1 059 936	28.9
Total sales revenues	2 061 535	1 998 150	3.2
Profit from operations	-154 945	7 943	-2050.7
EBITDA*	100 953	220 462	-54.2
Outlays on property, plant and equipment and intangible assets	311 708	218 363	42.7
Share of the segment in the results of the Capital Group	-4.8%	0.3%	-1700.0
Share of the segment in EBITDA of the Capital Group	1.8%	4.2%	-57.1
Return on sales	-7.5%	0.4%	-1975.0
(Profit/loss from operations) / segment assets employed	-3.0%	0.2%	-1600.0
(Profit/loss from operations) / segment equity engaged**	-3.5%	0.2%	-1850.0
Debt ratio (debts /assets)	14.4%	17.2%	-16.3
Asset turnover ratio	0.4	0.4	0.0
CAPEX/EBITDA	308.8%	99.0%	211.9

*) Profit/loss from operations increased by depreciation
**) segment assets less segment liabilities

In 2007, a loss was recorded on the other activities amounting to PLN (-) 154,975 thousand, while, in 2006, profit on the operating activities amounted to PLN 7,943 thousand. The negative result on this type of activity was mainly due to the parts of the Mazeikiu Group having been included in this segment, which recognized a loss of PLN (-) 261,888 thousand in 2007. The other two biggest companies of this segment: PKN ORLEN S.A. and UNIPETROL a.s. recorded in 2007 an increase in their results generated by this segment, as compared to the prior year, by PLN 15,524 thousand and by PLN 41,896 thousand, respectively.

In 2007, the implementation of OPTIMA Program resulted in savings for the segment in the amount of PLN 60.006 thousand. In 2007, as compared to 2006, the outlays on property, plat and equipment and intangible assets increased by PLN 93,345 thousand.

The segment "Other activities", apart from the fields producing power media and providing services within PKN ORLEN S.A., includes a number of entities separated mainly in the process of the Group restructuring. Starting from the first quarter of 2007, the other activities of the Mazeikiu Group have been included in this segment..

1.5 Description of significant risk factors

The most important risk factors having an impact on the performance of the ORLEN Group included the following:

Fluctuations in crude oil prices as well as refinery and petrochemical products margins

The world crude oil market in 2007 was characterised with a material variability and sensitivity to any information relating to the supply threats. This mainly concerned the second half of the prior year, when the crude oil prices were the highest in their history (the price of crude oil barrel amounted to approximately USD 100).

Starting from February 2007 the crude oil quotations of Brent DTD have shown a strong increasing tendency, due to which the crude oil prices in 2007 reached the level of 72.40 USD/bbl. The average Brent prices were by 11.1% higher than their comparable level in the prior year. On the one hand, crude oil prices in USD increased dynamically due to deterioration of USD as a currency used on the global financial markets, on the other hand it was an effect of

building speculation positions on commodity markets by financial investors. In 2007 the gasoline margin on quotations (crack) increased by 15.8% to reach the level of 163.00 USD/t, diesel oil - by 5.3% to the level of 129.87 USD/t and Jet A-1 fuel by 3.8% to the level of 165.68 USD/t. The adverse tendency was recorded in respect of light heating oil – the drop of margins by 1.5% to 96.12 USD/t and heating oil III – the drop of margins by 1.4% to (-) 207.09 USD/t. The better market conditions were also to be seen in the petrochemical segment, which characterised with high increase in margins on almost all products. In respect of main products supplied by PKN ORLEN S.A. i.e. ethylene and propylene, an increase was noted as compared to 2006, respectively by: 17.6% and 16.1% up to the level of 699.54 USD/t and 636.17 USD/t.

Fluctuations of foreign exchange rates

The fluctuations of foreign exchange rates have a significant impact on the sales revenues. It relates mainly to the rates of PLN/USD and PLN/EUR. The level of revenues and profits realized depends strongly on the value of PLN against other currencies by making the prices dependent on the import parity, according to which the prices of refinery and petrochemical products are set based on European quotations determined on commodity markets. Moreover, it should be noted that costs of crude oil and other raw materials as well as the costs of debt handling are expressed in foreign currencies. As a result of the above tendencies, fluctuations of a PLN rate in respect of foreign currencies has a significant impact on the result achieved by the ORLEN Group. In 2007, the average PLN/USD exchange rate decreased by 10.6% down to the level of 2.77 as compared to the prior year (calculated as the arithmetic average of daily exchange rates as set by the National Bank of Poland in the period from 1 January to 31 December). Concurrently, also the average PLN/EUR exchange rate weakened by o 3.1% down to the level of 3.78 PLN/EUR. The appreciation of PLN results from the macroeconomic situation which proves the economic acceleration. Other factors materially affecting the exchange rate include: high production dynamics, increased investment and consumption demand as well as improved labour market situation. Strong PLN against USD and EUR improves the perspectives of purchasing raw materials and settlement of indebtedness. Whereas from the point of view of revenues and margin realized on sales of particular products it is more favourable when PLN is weak against USD and EUR.

In 2007, the average LTL/USD exchange rate decreased by 8.2% down to the level of 2.53 LTL/USD as compared to 2006 (source: www.oanda.pl). As compared to 2006 the LTL/EUR exchange rate remained at the same level of 3.46 LTL/EUR. In 2007, the average CZK/USD exchange rate decreased by 10.2% in comparison to the prior year. Concurrently, the average CZK/EUR exchange rate decreased by 2.1% down to the level of 27.78 CZK/EUR.

Economic growth and unemployment rate

The year 2007 witnessed further acceleration of GDP economic growth. The estimated GDP increase reached the level of 6.1%. It is a very high level of the Polish economy which develops about 2.5 times faster than Western Europe countries. The economic growth is mainly due to the domestic demand, capital expenditures (including expenditures on property, plant and equipment) which increased by 20% due to better activities of companies as well as a dynamic growth of exports. In 2007 (according to preliminary data) the exports in the current prices amounted to PLN 383.9 billion and increased as compared to the year 2006 by 11.7%. Advantageous tendencies on the labour market have strengthened. The employment in 2007 was higher by 3.4% than in the prior year and the unemployment rate decreased down to 11.4%, i.e. by 3.4 pp as compared to the situation in the prior year. In the Czech Republic, Lithuania and Germany the GDP dynamics in 2007 arose to 5.8%, 8.8% and 2.5%, respectively, as compared to 6.4%, 7.7%, and 2.9% in 2006. The improved situation on the labour market and favourable macroeconomic tendencies materially affect the sales level in respect of the ORLEN Group's products.

Inflation

In 2007 the prices were increasing faster than during the respective period of the prior year. The year 2007 saw the inflation of 2.5% as compared to 1.0% in 2006 (y/y). The consumer goods and services prices increased due to the domestic demand. In the Czech Republic, Germany and Lithuania the average annual inflation amounted to 3.0%, 2.3% and 5.8%, respectively, as compared to 2.1%;,1.8% and 3.8% in the prior year.

Interest rates

In 2007 the money market saw base interest rates rising four times: in April, June, August and November (each time by 0.25 pp.). As at the end of 2007 the interest on Lombard loan attained the level of 6.50%, and bill of exchange rediscount rate the level of 5.25% (at the end of 2006 it was 5.50% and 4.25%, respectively). The WIBOR 3M rate increased from 4.21% in 2006 up to 4.73% as at the end of 2007. In the Czech Republic the interest on Lombard loan as at the end of 2007 amounted to 4.50%, and the bills of exchange rediscount – 2.50% (as at the end of 2006 – 3.50% and 1.50% respectively). The PRIBOR 3M rate increased from 2.55% in 2006 up to 4.11% as at the end of 2007. The interest on Lombard loan in Lithuania as at the end of 2007 was equal to 8.73%. The VILIBOR 3M rate amounted to 6.65% as at the end of 2007 as compared to 3.79% as at the end of 2006. In the period of 12 months of 2007, the loan interest rate on the European market (including Germany) EURIBOR 3M equalled 4.28%, while in the

respective period of 2006 it was 3.16%. The percentage rates directly affect the debt handling cost. Loans and debt securities denominated in PLN amount to approximately 17% of total interest-bearing liabilities in PKN ORLEN S.A. The remaining part is denominated in EUR.

Mandatory reserves

Starting from 2002, mandatory reserves in Poland are established based on the schedule in accordance with the Minister of Economy Regulation (the Regulation of 19 December 2005 currently in force, Official Journal no. 266 item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra Community acquisitions of liquid fuels and crude oil in the prior year less export and intra Community supplies (in addition Material Reserves Agency is obliged to establish the reserves of crude oil and liquid fuels in the amount equal to consumption of fuels in 14 days on average and net import of crude oil in a given year).

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in Poland are contained in the Minister of Economy Regulation of 24 April 2007 (Official Journal no. 81 item 546, 547).

At the beginning of April 2007 the new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market was introduced. The act introduced additional conditions which are met in the International Energy Agency. Due to that fact Poland became an associated member of the Agency and started the procedure of obtaining the full membership in the organization. The new act introduced additional provisions such as:

- Building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves;
- Changes to methods of calculation of reserves (quantities sold in the country were replaced by net imports of crude oil in the revised methodology);
- Building up a 30-days reserves of LPG and natural gas.

The Group fulfilled all obligations regarding the new act, which led to establishing higher reserves of crude oil. Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The detailed methods of calculation and formation of the mandatory reserves of liquid fuels in the Republic of Lithuania are contained in the Regulation no. 1901 of 5 December 2002 regarding approval of construction, collection and maintenance procedure of crude oil- derivatives and oil products as well as minimal amounts of crude-oil derivative products (Official Journal, 2002, no.117-5255). Mandatory reserves are maintained for 90 days.

In the Czech Republic methods of calculation and formation of the mandatory reserves of liquid fuels are contained in the Act no. 189/1999 "Mandatory reserves of crude oil" published by the Czech Republic Parliament at 29 July 1999 and amended by the Regulation no. 560/2007 of 24 September 2004. Mandatory reserves are maintained for 90 days.
The value of mandatory reserves held by the Group as at 31 December 2007 and 31 December 2006 amounted to PLN 4,802,805 thousand and PLN 2,701,606 thousand, respectively.

Mandatory reserves have been also described in Note 13 to the consolidated financial statements.

Domestic consumption of fuel

A change of tendencies in the domestic fuel consumption may have a significant impact on the volume of sales of PKN ORLEN S.A.'s core products and, thus, it translates to its overall financial situation. On the basis of preliminary data provided by Agencja Rynku Energii S.A. ("ARE") (Power Market Agency), the overall domestic consumption of fuel (i.e. gasoline, diesel oil and light heating oil) in 2007 achieved 15,117 thousand tonnes and was higher than the consumption in the 2006 by approx. 5%.

The consumption of gasoline increased by 2% as compared to 2006, which is basically due to the strong economic growth and an increase in the number of cars. Also the weather conditions (namely, warm winter and early spring), which stimulated the need for transportation services, positively affected the increased consumption of gasoline.

In 2007 the consumption of diesel oil was higher by 14% as compared to 2006. The development of this market (which took place mainly in the first quarter of 2007) was due to a mild winter, which did not interfere with the construction and assembling works, which are usually suspended for this period. The factor enhancing the diesel oil consumption increase was also a constantly falling tendency in the light heating oil consumption. This product is illegally used for the traction purposes as a substitute of diesel oil. The domestic consumption of diesel oil increased also due to the following factors: 6.1% increase in GDP and excise tax relief for farmers maintained in 2007 granted on the diesel oil bought for farming machines. A factor, which has been permanently triggering a continuous increase in the diesel oil consumption is the growing share of diesel motor cars in the Polish car fleet.

The consumption of light heating oil decreased by 27% as compared to 2006. A material drop in the domestic consumption of this product in 2007 represents the continuation of the tendency which started in 2005. Since then materially increasing prices of crude oil have impaired competitiveness of light heating oil as a heating fuel as compared to alternative sources of heating power. The falling tendency in the light heating oil consumption is also due to the uncertainty, which has been persisting for some time already, as to whether the excise tax rate on light heating oil will be made equal to that on diesel oil. Additionally, the consumption of light heating oil in 2007 was also reduced due to high temperatures in this period and the limitation of the illegal use of light heating oil for motor cars (as a result of the fuel quality inspections).

Fuel import

According to the estimates of ARE, in 2007 the total imports of fuels to Poland increased as compared to 2006 by 729 thousand tonnes, i.e. by 25%. The gasoline imports increased by 24% and achieved the level of 749 thousand tonnes, which represents approx. 20% of the overall fuel imports. In 2007 the biggest gasoline imports were from Germany (approx. 58%), Slovakia (approx. 33%) and the Czech Republic (approx. 6%).

It is estimated that in 2007 approx. 2,897 thousand tonnes of diesel oil were imported to Poland, i.e. 27% more than in 2006. The import of this type of fuel represented almost 79% of the total volume of fuel imports. The biggest imports of diesel oil came from Germany (37%), Great Britain (15%), Belarus (13%), Slovakia (10%).

According to ARE, the overall imports of light heating oil amounted to 14 thousand tonnes (while a year before it was 42 thousand tonnes), which results in a decrease of approx. 66%. In 2007, light heating oil was imported from Germany (69%) and Lithuania (31%).

Amendments to applicable laws

The European Union power summit, which was held in March 2007, identified new goals and set additional challenges for member states in the area of biofuels. According to the decisions made, the share of renewable energy should amount to 20 energetic percents in 2020 and the share of biofuels used in transportation should amount to 10 energetic percents. The fuel directive, which is being amended, provides for new requirements for fuels concerning possibility to use the contents of biocomponents in the fuels up to 10 vol.% (currently, up to 5 vol.%). Thus, the fuel concerns will have to increase the biocomponents share in the fuels introduced to the market. In accordance with the Act on Biocomponents and Liquid Biofuels of 25 August 2006, the fuel producers are obliged to implement the National Target Ratio (NTR) in respect of the biocomponents' content in fuels.

PKN ORLEN S.A., as a fuel producer, starting from 2008, is obliged to use biocomponents in fuels to follow the National Target Ratios (NTR). Under the Council of Ministers Regulation on NTR for 2008-2013, PKN ORLEN S.A. is obliged to introduce in 2008 at least 3.45% of biofuels as translated to energetic value, which represents one of the highest levels in the whole European Union. The "Long-term Program for Promoting Biofuels and Other Recoverable Fuels in 2008-2014" adopted by the Council of Ministers in July 2007 sets out the strategy and solutions to ensure the increase in production and the use of biocomponents and liquid biofuels in Poland. In accordance with the Council of Ministers Regulation of 15 June 2007 on NTR for 2008-2013, the proposed NTR level increases gradually in subsequent years so as to achieve the level of 5.75 percent in 2010 and, finally, of 7.10 percent in 2013. This means that in 2008 in Poland, 230 thousand tonnes of ethanol and 350 thousand tonnes of esters will be used to compose gasoline and diesel oil. In order to meet the index of 5.75 percent in 2010, approx. 370 thousand tonnes of ethanol and 620 thousand tonnes of esters will be needed.

In PKN ORLEN S.A. a preparatory program for the introduction of biocomponents in fuels has been implemented for already a few years. In 2001 the Ethyl tert-butyl ether (ETBE) production was started for which bioethanol is used. Another investment implemented in the area of biofuels has been the installation for manufacturing fatty acid methyl ester (commonly known as biodiesel) launched at the end of 2005 in Rafineria Trzebinia S.A. In the Warehousing Centres in Mościska and Ostrów as well as in the Manufacturing Plant in Płock the centres for dosing bioethanol to gasoline were constructed. Other investments, namely seven warehousing centres and a terminal in Płock to dose fatty acid methyl esters to the diesel oil were implemented in 2007.

As a result of tenders, the procurement of biocomponents was secured. The main source of biodiesel for PKN ORLEN S.A. is Rafineria Trzebinia S.A. It is also considered to introduce to the market other types of biofuels, such as E85 for gasoline engines which contains 85% of bioethanol and E95 fuel composed in 95% of bioethanol for diesel engines. The composing processes were also prepared in terms of technology and thus the quality of fuels containing biocomponents will meet the highest standards in compliance with applicable norms.

In line with the developed strategy for implementing biocomponents to fuels in the ORLEN Group, since the beginning of 2008, the Bioester fuel has been gradually introduced on BLISKA stations being the economic brand of PKN

ORLEN S.A. The number of Bliska stations offering B100 will be gradually increasing. It is expected that by the end of 2008 approximately 320 stations will be selling Bioester. At present, Bioester is offered at more than 100 Bliska stations. The outcome of pilot sales realized in a period from September to December 2007 showed a great interest in this product amongst the clients. The interest in this biofuel is expected to increase in 2008. In order to ensure the highest quality, the fuel was tested during the research work and the pilot sales carried out under supervision of accredited laboratories.

In February 2008, PKN ORLEN S.A. was awarded the first prize for Bioester– recoverable fuel produced from plant oil designated for diesel engines – at the First International Chemical Products Fair EXPOCHEM 2008 in Katowice in the category "Chemical Product". The Jury appreciated the fact that Bioester offered by PKN ORLEN S.A., contrary to the competitive products, is produced exclusively from rapeseed oil and shows the best qualities amongst all available esters. PKN ORLEN S.A. applied an innovative formula for the production of Bioester in the form of special refining additions, which guarantee the highest quality during the whole period of use. The package applied by PKN ORLEN S.A. contains the most efficient additions available on the market improving the product's qualities in both low and high temperatures and ensuring the product stability, protecting engine against corrosion and development of biological life in the fuel. Bioester meets all the requirements provided in the norm PN-EN 14214 and the regulations applicable in Poland and in other European Union states. The product contributes to the significant reduction of greenhouse gases emission. The combustion of Bioester causes a decrease in emissions of carbon oxides, particulates and sulphur compounds.

Both, the Czech Republic and Lithuania are the EU member states, therefore they have also introduced their index targets and imposed the obligation on the fuel producers to meet these targets. Both foreign groups are fully prepared to introduce biocomponents to their fuels. Relevant investments, mainly in the area of logistics, were implemented in these countries. Similarly as in PKN ORLEN S.A., the installations for methyl tert-butyl ether (MTBE) operating in Kralupy and Mazeikiu, were adjusted to manufacture ETBE. On 15 December 2006 CESKA RAFINERSKA a.s. produced first 2.2 thousand tonnes of diesel oil with a biocomponent MERO (rapeseed oil methyl ester) for one of its clients. In this year, in accordance with EU directive no. 2003/30/EC, incorporated by the Czech legislature, a limit on biocomponents' share in the overall sales of fuels for engines will be at least 2% of the energetic content and by the end of 2010 it will have to achieve the level of at least 5.75% of the energetic content. Ceska Rafinérska has been preparing to achieve the limits since the end of 2005, when the company launched two investment projects in Litvinov and Kralupy relating to:

- The dosing of MERO (rapeseed oil methyl ester) to diesel oil in the proportion of maximum 5 volume percent of the total volume of the diesel oil production;
- The adding of bioethanol to gasoline in the proportion of maximum 10 volume percent of the total gasoline volume.

Supplies of crude oil

Under the executed agreements, since the first quarter of 2007 PKN ORLEN S.A. has been supplying crude oil to all its refineries in Poland, the Czech Republic and Lithuania. The crude oil supplies were undisturbed and performed as scheduled except for a few days in January 2007 due to the Russia-Belarus conflict. The crude oil to the Mazeikiu refinery is delivered by sea due to the stoppage of a pipeline supplying crude oil to Lithuania in July 2006. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter.

According to the information from the crude oil market it might happen that the volume of crude oil transported via "Druzhba" Pipeline to Poland and the Czech Republic will be reduced in the future (the planned implementation of BPS 2 pipeline project, improving the capacities of Russian sea export). Thus, in order to ensure the safety and stability of supplies to all its refineries and the diversification of supply sources, in 2007 PKN ORLEN S.A. implemented a project involving technological and economic analysis of the conditions for the diversification of the types of crude oil processed in the Płock refineries enabling an ongoing assessment of usefulness of various types of crude oil for the processing and production of such types of crude oil which are in a given period most attractive in terms of prices. This project, once implemented, will enable a prompt reaction to a fluctuating crude oil market conditions and, among others, counteraction to disturbances or limitations, if any, in respect of REBCO oil supplies.

New environmental requirements

Starting from 1 January 2007 more rigorous norm for the emissions of sulphur dioxide has applied for the Heat and Power Station in PKN ORLEN S.A. (reduction of the norm for available emissions from 2800 to 1700 mg/Nm3). The investments and organizational activities implemented before enabled PKN ORLEN S.A. to prepare an appropriate quantity of fuel with a reduced content of sulphur and, thus, to observe this strict norm. Consequently, the sulphur dioxide emissions from this source have been reduced by 3.6 thousand tonnes (i.e. by 30.0%) as compared to the respective period of the prior year and, consequently, ecological fees concerning this source have been reduced by approximately PLN 1.5 million.

In March 2007 the European Commission determined the annual admissible volume of carbon dioxide emissions to 208.5 million tonnes for the whole Poland although the limit, which was applied for amounted to 280 million tonnes per year. At the beginning of 2008 a licensed auditor verified the annual reports of CO_2 emissions for 2007 for the Heat and Power Station installations and refining installations in PKN ORLEN S.A. A minor surplus was noted in respect of the rights held, due to which other transactions could be performed on the market of transferable rights to the emissions of CO_2 for 2006 and 2007.

In 2007 the ORLEN Group was authorised to emit and use CO_2 up to the level of PLN 1,087,398 thousand. As at 31 December 2007 the ORLEN Group's rights to CO_2 emission amounted to PLN 98,716 thousand. This quantity results, among others, from the disposal of rights to emissions of the value of PLN 152,729 thousand and the estimate value of CO_2 emissions of PLN 796,526 thousand.

Risk relating to the transfer of part of the assets and liabilities in relation to the acquisition of UNIPETROL a.s. shares

This matter was described in detail in Note 31 to the unconsolidated financial statements.

The main risk factors in selected ORLEN Group companies include:

UNIPETROL a.s.

- In 2007 the Czech retail fuel market saw changes resulting from AGIP having taken over 60 petrol stations owned by ESSO. Due to this transaction AGIP has increased its market share by another 4%. Additionally, the takeover by AGIP of shares in CESKA RAFINERSKA a.s. from CONOCO ensured smooth procurement for the newly bought stations. The shareholding changes occurred also in the JET stations network which was taken over by LUK-OIL. It is expected that the rebranding of the stations will take 24 months. Apparently, the above changes on the Czech retail market will not have an adverse impact on the situation of BENZINA a.s., which is still the biggest network operating on this market (in terms of the number of stations held) and is currently in the course of modifying the station's image.
- At the end of 2007 one of the most significant companies on the Czech railway market, Ceske drahy a.s., separated from its structure a cargo shipper, CD Cargo. The newly established CD Cargo focuses on approaching new clients and, thus, enhances competition on the railway transport market. This situation should not however have any adverse impact on the situation of UNIPETROL DOPRAVA s.r.o., which is still one of the biggest carriers on the Czech market handling hazardous materials and is constantly working on strengthening its position.

Mazeikiu Group

- Supplies of crude oil to the Mazeikiu refinery are carried out by sea, due to the suspended transit via terminal in Butynga and exclusion of the "Druzhba" Pipeline delivering crude oil to the Lithuania in July 2006. According to the Russian operator Transnieft the exclusion was due to the break-down of the pipeline. Transnieft failed to repair this pipeline and, as announced, it will not do so also in 2008. This fact triggers another risk factor for the safety and stability of supplies, which is weather conditions, particularly in winter. According to the information from the crude oil market it might happen that the volume of crude oil transported via "Druzhba" Pipeline to Poland and the Czech Republic will be reduced. Thus, the main target to be achieved by PKN ORLEN S.A. is to ensure safety and stability of supplies to all its refineries and the diversification of sources enabling a prompt reaction to potential disturbances or limitations relating to REBCO crude oil supplies. To ensure the above, a project is being implemented in the ORLEN Group involving technological and economic analyses of the conditions for the diversification of crude oil types processed in the ORLEN Group refineries, its supplies and composing, if any. The analyses conducted for the Manufacturing Plant in Płock were implemented respectively to fit the needs and technological possibilities of UNIPETROL a.s. and AB Mazeikiu Nafta refineries.

Anwil S.A.

- The increase in the volume of PC imports to the Polish market by approximately 8% proves that foreign competitors, particularly from Germany and Hungary, are specifically active on the Polish market;
- The strengthening of the position of the biggest PVC producers in Europe in 2007, including the take-over by Ineos of Kerling and sale by Ineos of the part of the company manufacturing emulsion PVC to the German company Vinnolit. Kerling possesses PVC manufacturing plants in Norway, Sweden and Great Britain and their aggregate annual production volume amounts to 640 thousand tonnes of PVC;

- The enhanced production capacities of Borsodchem and its intensive activities are to be seen mainly in the Southern Poland;
- The limitation of supply and subsequent increase in prices on the market of raw materials for the needs of cable production (mainly plasticizers). The prices of copper have been gradually becoming stable however they still remain high;
- Capital strengthening of Zachem by Ciech and the projected investment relating to the change of technology for manufacturing chlorine may, in the future, represent a strong competitive factor for Anwil S.A. on the market of soda lye;
- The prices of natural gas – a significant increase in prices of the raw material which forms the basis for the production of nitrogen fertilizers and are significant for the production of PVC may adversely affect the results of Anwil S.A. and adjust accordingly the margins obtained in this area. On 11 April 2008 Polskie Górnictwo Naftowe i Gazownictwo S.A. informed that Energy Regulatory Office approved the increase in tariffs and fees relating to gas fuels. The increase in wholesale prices of gas fuels will amount to 15.34%.

Rafineria Trzebinia S.A.

- As a result of the entry into force, on 1 January 2007, of the Minister of Finance Regulation of 22 December 2006 on excise tax relieves, on 3 January 2007 it was resolved to cease the production and sale of biofuel ON BIO 20. As a consequence of the above Regulation, tax relieves for producers of biofuels and biocomponents were reduced. The production of diesel oil ON BIO with 20% content of methyl esters represented the basic source of revenues and profits of Rafineria Trzebinia in 2006. Ceasing the production and sale caused a material decrease in sales revenues and in the margin value. Thus, the financial standing of the company has been impaired in terms of both profitability and financial liquidity. For this reason and also due to pending settlement as to whether the tax risks for Rafineria Trzebinia S.A. exist or not, the financing banks terminated loan agreements of the total amount of approximately PLN 80 million. Rafineria Trzebinia S.A. that due to the problems with financial liquidity, since December 2005 has been facing temporary limitations of quantity and even breaks in the sale of merchandise (it was not able to buy them from PKN ORLEN S.A., and from January 2007 from PetroCentrum sp. z o.o.) lost part of its clients that were forced to execute new contracts with other liquid fuel suppliers as they could not buy fuels from Rafineria Trzebinia S.A.;

  On 16 July 2007 the Management Board of Rafineria Trzebinia S.A. decided to resume diesel oil ON BIO production containing 20% of bio components – higher fatty acid esters FAME. The decision about the resumption of the production was made after performing by Rafineria Trzebinia S.A. the detailed economic analysis in relation to changes in the Act on Bio components and Liquid Biofuels introduced by the Act on Amendment to Excise Tax Act and Some Other Acts of 11 May 2007 ("Act of 11 May 2007"). The Act of 11 May 2007 increases the excise tax relief by approximately 0.05 PLN per liter of diesel oil bio component and decreases excise tax rate for so called autonomous fuels that are pure bio components used to drive explosion engines from 0.20 PLN per liter to 0.01 PLN per liter. Moreover, the Management Board of Rafineria Trzebinia S.A. decided to resume starting from 16 July 2007 the sales of diesel oil containing 20% of bio component FAME. Until the end of 2006 Rafineria Trzebinia S.A. sold diesel oil containing 20% of bio components under the trade mark "ON BIO 10". To reflect the contents of bio components in diesel oil more precisely, Rafineria Trzebinia S.A. is going to sell this product under the trade mark "ON BIO 20";

- As a result of the above Regulation having entered into force and as a consequence, in turn, of ceasing the ON BIO production and sale, the contracts for rapeseed oil supply started to be renegotiated. The renegotiations concerned the volumes of supplies and prices of raw material. The negotiations were completed in the first quarter of 2007;

- The contingent liabilities recognized by Rafineria Trzebinia S.A. in relation to the excise tax were described in Note 37 of the consolidated financial statements.

ORLEN Oil Sp. z o.o.

- Still growing competition on the domestic lubricants market;
- Appreciation of Polish zloty, especially against American dollar has an adverse impact on profitability of export sales and the refinery margin volume;

ORLEN Asfalt Sp. z o.o.

- The adverse financial situation in the road construction industry due to no European Union funds having been disbursed for the construction of roads. Additionally, the demand for road asphalts has been affected by the reduced budget for expenses of the General Directorate for National Roads and Motorways amounting to PLN 3.5 billion in 2007, which represents 50% of these funds in 2006 and only 32% of those planned for 2007. Due to

these factors the domestic road asphalt market in 2007 appeared to be much overstated in all estimates. Eventually the domestic contracts were performed at the level of 49% of the initially declared volume;

- The price competition getting stronger on the road asphalt market in Poland as a result of a launch of Biturox installation in Gdansk and overproduction in other European Union countries may result in the increased imports volume.

Inowrocławskie Kopalnie Soli SOLINO S.A.

- Increased competition on the warehousing services market, first of all the start-up of business activity by an entity or a group of entities in the underground warehousing segment;
- Protests of the company's employees in relation to the project of the Management Board to sell the Salt Packaging Division to a strategic investor.

ORLEN Deutschland AG

- Strong competition in 2007 had a material impact on shaping margins and, subsequently, the financial result of ORLEN Deutschland. Starting from January 2007 the margins on the German fuel market has not improved the profitability of fuel sales. The Company will be implementing its development strategy through consistent implementation of the "Fit for growth" program (please refer to description on page 39);
- The financial situation of ORLEN Deutschland AG was materially affected by the overall market conditions in Germany, crude oil and fuel prices fluctuations and stagnation on the volume market in Germany.

ORLEN Gaz Sp. z o.o.

- Blockage of the Polish fuel gas market development – a minor market increase in respect of the autogas segment, decrease in the bottles market and a drop in sales of gas in bulk for heating purposes resulting from weather conditions;
- The Act of 16 February 2007 on the Reserves of Crude Oil, Refining Products and Natural Gas and the Way of Conduct in the Situations of Threatened Fuel Safety of the State and Disturbances on the Crude Oil Market (Official Journal of 23 March 2007) increased the costs of business operation of the LPG sector due to the mandatory fuel reserves.

ORLEN PetroProfit Sp. z o.o.

- Sale of shares in LCS Sp. z o.o. seated in Lublin to the benefit of ORLEN OIL Sp. z o.o. seated in Kraków;
- Ceasing the retail sale of fuels (sale of a fuel station in Siedliszcz and liquidation of a fuel station in Pokrówka);
- Ceasing the sale of fuels in the non-cash fuelling system.

Ship Service S.A.

- The Minister of Economy Regulation having been in force by 19 January 2007 had prevented domestic trading in the heating oil containing more than 1% of sulphur starting from the beginning of 2007. The Regulation and no domestic supply of the above type of fuel adversely affected the company's financial standing. The new Regulation, which entered into force on 19 January 2007 removed a legal discrepancy that existed with the relevant Regulation issued by the Minister of Maritime Economy, MARPOL Convention 73/78 and the European law;
- Decision of PKN ORLEN S.A. on excluding Ship Service S.A. from the so-called heavy heating oil export area, which was previously one of the elements of the company's long-term strategy;
- The termination by Siarkopol Gdańsk S.A. of the agreement for the lease of the tank for distilled fuel MGO within the harbour group of Gdańsk/Gdynia as at the end of June 2007. The Company expects an increase in the reloading and storing costs by approximately 50-70%. In December 2007 and January 2008 new lease agreements in respect of tanks in Gdańsk and in Szczecin were executed as a result of which stability has improved.

ORLEN Transport Płock Sp. z o.o.

- The main external factors having impact on the company's situation include the growing payroll costs due to the shortage of qualified drivers on the labour market (drivers are leaving to join transportation companies in the European Union states), with the rates for shipping services remaining at the same level. This is one of the factors which exert a critical impact on the decreasing profitability of the transportation business. On the other hand, the increase in the company's results was a favourable consequence of the increasing number of shipping orders resulting from the take-over of services relating to the PKN ORLEN S.A. stations and gaining new orders for instance in relation to the stations located next to supermarkets;

- The main internal factors affecting the company's situation include first of all the consolidation of shipping companies to form, in 2008, one nation-wide shipping company, ORLEN Transport S.A. The goal of this merger was the restructuring aimed to improve efficiency.

ORLEN Budonaft Sp. z o.o.

- The enhancement of competition on the petrol station construction market;
- Potential increase in the company's operating expenses, including costs of payroll and materials – increased fees in the construction sector in Poland is a critical factor here which caused to an increase in the production capital output;
- Strong employment fluctuation involving the most experienced and best qualified employees.

Risk factors and threats material for the business operations of the ORLEN Group were also described in Note 37 to the consolidated financial statements for 2007.

1.6 Production

In 2007 the crude oil processing volume in the ORLEN Group companies amounted to 23,114 thousand tonnes and was higher by 28.2% as compared to the prior year. The positive dynamics was due to the fact that the processing volume of the Mazeikiu Group of 5.1 million tonnes was taken into account.
In 2007 the volume of crude oil processing in PKN ORLEN S.A. amounted to 13,646 thousand tonnes and was higher by 0.3% than that realized in 2006. The yield on white products amounted to 74.9%, and was lower by 0.18 pp. as compared to 2006. The yield on fuels amounted to 62.8% and was comparable to that obtained in 2006. The lower yields in PKN ORLEN S.A. were mainly due to repair standstills involving the following installations:
- Reforming V and Diesel Oil Desulphurisation V ("HON V") in the period from 20 March to 19 April 2007;
- Catalytic Cracking II and Cracking Gasoline Desulphurisation in the period from 30 March to 26 April 2007;
- Hydrocracking and Hydrogen Manufacturing Plant in the period from 10 May to 21 June 2007;
- Gudron Desulphurisation ("HOG") in the period from 18 June to 23 June 2007;
- Isomerisation standstill from 1 October to 7 November 2007.

In 2007 Olefin Manufacturing Plant II operating at a stale level secured the raw material base for Basell Orlen Polyolefins Sp. z o.o., other installations of the Manufacturing Plant in Płock and supplies of ethylene to Anwil S.A. Similarly, during the entire 2007, the production installations of Basell Orlen Polyolefins Sp. z o.o. operated efficiently and without disturbances. The use of their processing capacities was equal to approx. 85% per year. This means that the Company's potential use is very good.

In December 2007 the reconstruction of the Vacuum Destination Unit (VDU) in the Mazeikiu refinery was completed. This installation was destroyed by fire in October 2006. In February 2007 the operation of Bituminous Destination Unit (BDU) was launched, which partly replaced the installation destroyed by fire and, therefore, made it possible to limit the damage. The reconstruction of VDU, following the removal of the destroyed unit was started in February 2007. The launch of this unit operation took place on 20 January 2008 after the reconstructed VDU had been connected to other refinery installations. Following the start-up of the reconstructed VDU the processing capacities of the refinery achieved the level from before the fire in October 2006, i.e. of more than 10 million tonnes. In autumn 2007 also a significant general repair was carried out together with the modernisation works. Consequently, also the overhauls and repairs of more than 450 pipelines, 64 units, 16 reactors and approximately 1,600 valves were carried out.

The production yield of the UNIPETROL Group was significantly affected by a break down of Olefins Manufacturing Plant and POX installation in October 2007. Consequently, the production volume of ethylene and propylene was reduced. The reduced supply of monomers from the Olefins Manufacturing Plant and hydrogen from the POX installation affected the low production of polymers.

1.7 Indebtedness structure and financial resources management

As at 31 December 2007, the level of long-term and short-term loans, borrowings and debt securities issued within the ORLEN Group amounted to PLN 10,321,944 thousand and was lower from the level noted as at the end of 2006 by PLN 167,161 thousand. In PKN ORLEN S.A., as at 31 December 2007 an increase in financial debt was noted by PLN 304,990 thousand as compared to the situation as at 31 December 2006.

(in PLN thousand)	Indebtedness		Cash and Cash Equivalents		Net Debt	
	2007	2006	2007	2006	2007	2006
Bank loans	8,809,266	9,893,499				
Borrowings	4,285	2,885				
Debt securities	1,508,393	592,721				
According to their maturity:						
Long-term	8,602,721	6,211,193				
Short-term	1,719,223	4,277,912	1,666,189	2,660,751		
Total	**10,321,944**	**10,489,105**	**1,666,189**	**2,660,751**	**8,655,755**	**7,828,354**

As at 31 December 2007 the net financial indebtedness within the ORLEN Group has increased as compared to the end of 2006 by PLN 827,401, up to PLN 8,655,755 thousand. The increase in the net financial indebtedness affected a financial debt to equity ratio (average level of loans, borrowings and debt securities less cash and short-term investments to average level of net equity) which has increased from 27.9% as at 31 December 2006 up to 37.3% as at 31 December 2007.

The high borrowing power of the ORLEN Group which provides it with a possibility to draw additional external funds in an inexpensive and relatively quick way, has a positive impact on its financial security. The ORLEN Group takes loans and borrowings both in Polish zloty and in foreign currencies, mainly subject to a floating interest rate. As at 31 December 2007 PKN ORLEN S.A. used a PLN cash-pooling system in two banks and a foreign currency cash-pooling system in one bank. The work is carried out on an on-going basis to implement to these systems all the ORLEN Group companies in which PKN ORLEN S.A. is a controlling entity.

In its day-to-day operations, PKN ORLEN S.A. uses comprehensive services of highly credible banks, with a considerable equity and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach has made it possible for PKN ORLEN S.A. to reduce banking costs, and improve the structure of banking services. Further activities aiming at further integration and improvement of the conditions of banking services for all the ORLEN Group companies have been undertaken.

Available funds, secured sources of financing and significant borrowing power of PKN ORLEN S.A. fully secure the nearest financial needs relating to capital and property investments. For further information about the debt structure and maturity dates for loans and debt securities see Note 19 of the consolidated financial statements for 2007. The most important loans in 2007 taken up by the ORLEN Group companies in terms of value (principal plus interests of the value above PLN 4 million) are as follows:

UNIPETROL Group

- Loan facility in Česká spořitelna, a.s. in the amount of CZK 1,834,118 thousand, outstanding amount: CZK 1,154,418 thousand; maturity: January, July 2008;
- Overdraft in CITIBANK N.A. in the amount of up to CZK 1,000,000 thousand, outstanding amount: CZK 354,929 thousand;
- Overdraft in HSBC in the amount of up to CZK 1,000,000 thousand, outstanding amount: CZK 189,843 thousand;
- Loan facility from UNIPETROL Services in the amount of CZK 151,000 thousand, outstanding amount: CZK 151,063 thousand; loan repaid in January 2008;
- Loan facility in ČSOB, a.s. in the total amount of CZK 500,000 thousand, outstanding amount: CZK 244,674 thousand; maturity: 2008-2011;
- Loan facility in Dresdner Bank in the amount of CZK 79,860 thousand, outstanding amount: CZK 53,266 thousand; maturity: not specified;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to CZK 214,100 thousand, outstanding amount: CZK 55,429 thousand.

Mazeikiu Group

- State Treasury loan facility in the amount of USD 323,928 thousand, outstanding amount: USD 298,042 thousand; maturity: July 2013;
- Loan facility in AB "Vilniaus Bankas" & "Vereins-Und Westbank" AG Vilniaus Skyrius in the amount of USD 150,000 thousand, outstanding amount: 150.000 thousand USD; maturity: July 2013;
- Loan facility in AB Bankas Hansabankas in the amount of USD 50,000 thousand, outstanding amount: USD 2,632 thousand; maturity: January 2009;
- Loan facility in AB Bankas Hansabankas in the amount of USD 13,158 thousand, outstanding amount: USD 7,502 thousand; maturity: January 2009;
- Overdraft in Hansa Bankas in the amount of USD 50,000 thousand, outstanding amount: USD 43,071 thousand; maturity: September 2008;
- Overdraft in NORDEA Bank in the amount of USD 90,000 thousand, outstanding amount: USD 87,428 thousand; maturity: September 2008;
- Overdraft in AB "Vilniaus Bankas" in the amount of USD 70,000 thousand, outstanding amount: USD 58,627 thousand; maturity: November 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to USD 7,699 thousand, outstanding amount: USD 5,430 thousand.

Anwil S.A.

- Preferential loan facility relating to environmental protection in BOŚ S.A. in the amount of PLN 63,000 thousand; outstanding amount: PLN 32,807 thousand; maturity: March 2011;
- Multi-currency loan facility in Bank Handlowy S.A. in the amount of PLN 40,000 thousand; undrawn as at 31 December 2007; maturity: December 2007;
- Loan facility in Citibank a.s. in the amount of PLN 30,330 thousand; outstanding amount: PLN 30,330 thousand; repaid in February 2008;
- Loan facility in UniCredit Bank Czech Republic a.s. in the amount of PLN 30,330 thousand; outstanding amount: PLN 30,330 thousand; repaid in February 2008;
- Overdraft in BPH S.A. in the amount of PLN 20,000 thousand; undrawn as at 31 December 2007; maturity: June 2008;
- Overdraft in Citibank a.s. in the amount of PLN 20,220 thousand; outstanding amount of PLN 5,949 thousand; maturity fell in February 2008 but it was extended;
- Overdraft in UniCredit Bank Czech Republic a.s. in the amount of PLN 20,220 thousand; outstanding amount of PLN 6,997 thousand; maturity fell in January 2008 but it was extended;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 30,066 thousand; outstanding amount: PLN 8,281 thousand.

Basell Orlen Polyolefins Sp. z o.o.

- Investment loan granted by the consortium of 10 banks in the amount of EUR 224,573 thousand; outstanding amount: EUR 224,573 thousand; maturity: the amount of EUR 28,381 thousand - December 2008; the amount of EUR 196,192 thousand - December 2011.

Rafineria Trzebinia S.A.

- Loan facility in Pekao S.A. in the amount of PLN 30,000 thousand, outstanding amount: PLN 24.590 thousand; maturity: December 2008;
- Loan facility in Bank DnB NORD in the amount of PLN 10,000 thousand, outstanding amount: PLN 6,798 thousand; maturity: May 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 7,500 thousand; outstanding amount: PLN 4,828 thousand.

ORLEN Oil Sp. z o.o.

- Loan facility in Nordea Bank Polska S.A. in the amount of PLN 60,000 thousand; outstanding amount: PLN 28,108 thousand; maturity: February 2011;
- Borrowing from PKN ORLEN S.A. in the amount of PLN 47,000 thousand, maturity: December 2009;
- Loan facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 20,000 thousand; outstanding amount: PLN 10,458 thousand, maturity: December 2008;
- Loan facility in Bank Pekao S.A. in Warsaw in the amount of 20.000 thousand; outstanding amount: 8.392 thousand; repaid in February 2008;
- Loan facility in Societe Generale S.A. in Warsaw in the amount of PLN 18,000 thousand; outstanding amount: PLN 8,209 thousand, maturity: December 2008;

- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 6,000 thousand, outstanding amount: PLN 4,888 thousand.

Rafineria Nafty Jedlicze S.A.

- Loan facility in NORDEA BANK POLSKA S.A. in the amount of PLN 35,000 thousand, outstanding amount: PLN 7,527 thousand; maturity: September 2010;
- Loan facility in PEKAO S.A. in the amount of PLN 30,000 thousand; outstanding amount: PLN 29,600 thousand; maturity: August 2009;
- Loan facility in ING Bank Śląski S.A. in the amount of PLN 20,000 thousand, outstanding amount: PLN 5,730 thousand; maturity: November 2009;
- Loan facility in ING Bank Śląski S.A. in the amount of PLN 15.500 thousand, outstanding amount: PLN 15,500 thousand; maturity: September 2012 ;
- Loan facility in Pekao S.A. in the amount of PLN 10,000 thousand, outstanding amount: PLN 9,992 thousand; maturity: August 2009;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 10,700 thousand, outstanding amount: PLN 4,044 thousand.

Inowrocławskie Kopalnie Soli SOLINO S.A.

- Loan facility in Pekao S.A. in the amount of PLN 175,909 thousand, outstanding amount: PLN 103,890 thousand, maturity: June 2017 ;
- Loan facility in Pekao S.A. in the amount of PLN 17,934 thousand, outstanding amount: PLN 17,934 thousand, maturity: December 2008.

ORLEN Deutschland AG

- Loan facility in KBC Bank Hamburg in the amount of EUR 65,000 thousand, outstanding amount: EUR 44,659 thousand, maturity: February 2008;
- Loan facility in Wecotect Bank Elmshorn in the amount of EUR 156 thousand, outstanding amount: EUR 155 thousand, maturity: December 2007.

ORLEN Petrotank Sp. z o.o.

- Loan facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 18,000 thousand, outstanding amount: PLN 15,363 thousand, maturity: June 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 10,000 thousand, outstanding amount: PLN 1,567 thousand.

ORLEN Gaz Sp. z o.o.

- Loan facility in Bank PKO PB S.A. in the amount of PLN 40,000 thousand, outstanding amount: PLN 17,000 thousand, maturity: 2015;
- Loan facility in Bank PKO PB S.A. in the amount of PLN 5,000 thousand, outstanding amount: PLN 5,000 thousand, maturity: July 2008;
- Loan facility in Bank PEKAO S.A. in Warsaw in the amount of PLN 4,400 thousand, outstanding amount: PLN 4,318 thousand, maturity: June 2008.

Petrolot Sp. z o.o.

- Overdraft in BPH S.A. in the amount of PLN 15,000 thousand, outstanding amount: PLN 12,389 thousand;
- Overdraft in PEKAO S.A. in the amount of PLN 15,000 thousand, outstanding amount: PLN 13,824 thousand;
- Overdraft in BRE Bank S.A. in the amount of PLN 10,000 thousand, outstanding amount: PLN 7,489 thousand;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 34,600 thousand, outstanding amount: PLN 7,753 thousand.

Ship Service S.A.

- Overdraft facility in the amount of PLN 8,000 thousand in Pekao S.A., outstanding amount: PLN 7,290 thousand; maturity: October 2008;
- Loan facility in the amount of USD 4,000 thousand in Pekao S.A., outstanding amount: USD 3,653 thousand; maturity: August 2008;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 3,000 thousand and USD 5,350 thousand, outstanding amount: PLN 2,000 thousand and USD 1,904 thousand.

ORLEN KolTrans Sp. z o.o.

- Loan facility in PKO BP S.A. in the amount of PLN 9,185 thousand, outstanding amount: PLN 7,515 thousand; maturity: September 2011;
- Total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 20,694 thousand, outstanding amount: PLN 5,117 thousand.

ORLEN Eko Sp. z o.o.

- Loan facility in BOŚ S.A. in the amount of PLN 19,505 thousand, outstanding amount: PLN 7,172 thousand, maturity: June 2008.

1.7.1 Contingent Liabilities of the ORLEN Group

As compared to the end of 2006 the total value of contingent liabilities as at the end of 2007 dropped by PLN 598,457 thousand down to PLN 1,910,220 thousand. The total value of the guarantees and sureties issued as at 31 December 2007 was reduced by PLN 1,244,568 thousand to PLN 114,192 thousand, mainly due the discharge of payment guarantee of PLN 1,283,452 thousand that PKN ORLEN S.A. was to deliver to the benefit of the Lithuanian bank SEB for the purpose of the mandatory tender offer (MTO) with respect to the acquisition of AB Mazeikiu Nafta. In 2007 the value of guarantees securing the performance by the ORLEN Group of its obligations and guarantee deposits (for tenders) has been increased in total by PLN 13,871 thousand to PLN 14,790 thousand. Other guarantees and sureties have risen insignificantly.

The other contingent liabilities as at the end of 2007 achieved the level of PLN 1,796,028 thousand and increased by PLN 646,111 thousand, mainly due to excise tax deposits to secure excise tax levied on harmonised products stored in warehouses during the suspension procedure in the amount of PLN 381,948 thousand.
For further details relating to the guarantees issued and other contingent liabilities see Note 37 to the consolidated financial statements.

In 2007, the ORLEN Group companies granted material loans and issued material sureties and guarantees (of the unit value above PLN 4 million as at the end of 2007):

Mazeikiu Group

- Payment guarantee for Foster Wheeler Italiana in the amount of USD 7,324 thousand, expiry: 2008;
- Excise tax security deposit in the amount of USD 3,045 thousand, expiry: 2008.

Anwil S.A.

- Guarantee in respect of loan for Spolana a.s., amount of PLN 73,768 thousand, expiry: March 2009;
- Blanc bill of exchange for PZU S.A., BOŚ S.A. and TUiR Warta S.A. for the amount of PLN 10,500 thousand.

Basell Orlen Polyolefins Sp. z o.o.

- Joint and several liability of investor Basell Orlen Polyolefins Sp. z o.o. and contractor (VOS) in respect of sub-contractor Przedsiębiorstwo Produkcyjno Handlowe Albud, amount: PLN 4,748 thousand.

Rafineria Trzebinia S.A.

- Surety in respect of overdraft for NaftoWax Sp. z o.o., amount of PLN 8,000 thousand, expiry: May 2011;
- Excise tax security deposit in the amount of PLN 9,913 thousand, expiry: day of return of confirmed ADT (Administrative Accompanying Document);
- Surety in respect of overdraft for Euronaft Trzebinia Sp. z o.o., amount of PLN 5,250 thousand, expiry: April 2010;
- Revolving loan guarantee for Euronaft Trzebinia Sp. z o.o., amount of PLN 4,000 thousand, expiry: May 2010;
- Blanc bills of exchange for PZU in the amount of PLN 26,000 thousand, expiry: April 2008.

ORLEN Oil Sp. z o.o.

- Bill of exchange security issued to Bank Przemysłowo-Handlowy in exchange for a guarantee securing excise tax liabilities on tax consignment warehouses in the amount of PLN 45,000 thousand with expiry until October 2008.
- Surety for the liabilities of the clients participating in the Pay-link program for Bank Handlowy S.A. in Warsaw, up to the amount of 25% of the program value, i.e. up to PLN 6,000 thousand, expiry: September 2009.

ORLEN Asfalt Sp. z o.o.

- Excise tax security deposit in the amount of PLN 5,700 thousand, expiry: August 2008.

Rafineria Nafty Jedlicze S.A.

- Pledge on current assets in the amount of PLN 56,558 thousand;
- Mortgage in the amount of PLN 43,000 thousand;
- Collateral transfer of ownership of the property of the value of PLN 72,234 thousand;
- Excise tax security deposit in the amount of PLN 13,026 thousand;

ORLEN Deutschland AG

- Tender deposit for Deutsche Bank Hamburg in the amount of EUR 50,000 thousand.

Ship Service S.A.

- Letters of credit in the amount of PLN 12,958 thousand;
- Excise tax security deposit in the amount of PLN 9,550 thousand to the benefit of the Tax Office and Customs Chamber.

ORLEN Eko Sp. z o.o.

- Blanc bill of exchange for PLN 19,505 thousand to the benefit of NFOŚiGW; bill of exchange declaration specifies its maturity until June 2013.

Płocki Park Przemysłowo-Technologiczny S.A.

- Liability for cutting down the trees due to the Municipal Office in Płock in the amount of PLN 6,682 thousand.

1.7.2 Issue of bonds

PKN ORLEN S.A. is a party to the agreement for the issue of bonds with a debt limit up to PLN 2,000,000 thousand executed with Bank Polska Kasa Opieki, BRE Bank, ING Bank Śląski, PKO Bank Polski and the Polish branch of Societe Generale.

Under this agreement PKN ORLEN S.A. issues unsecured bearer bonds. The offer is addressed to institutional investors and will not be offered to public. The banks choose a group of entities from amongst the investors they know to which they address a bond purchase proposal. The proposal may not be addressed to more than 99 entities. Under the program, the issue of both non-interest bearing (zero-coupon) and interest bearing (coupon) bonds is admissible. The non-interest bearing bonds are issued with a discount for a period from 7 days to 1 year. On interest bearing bonds interest is accrued at a fixed or variable interest rate. These bonds are issued for a period of 1 to 7 years. This is a multi-currency program, which means that the issues may be in four currencies: PLN, EUR, USD and CZK. Therefore the bonds may be addressed to foreign companies belonging to the ORLEN Group.

Funds obtained under the issue can by allocated by PKN ORLEN S.A. for any business-related purpose, relating to both operating activities and investing activities. Under the program, PKN ORLEN S.A. is allowed to divide the issue into portions and additionally determine dates on which they will be released. It gives an opportunity to manage the funds with which the ORLEN Group intends to finance its operating activities. The issues made under the program make it possible to finance the working capital at an attractive cost, diversify the sources of PKN ORLEN S.A.'s financing.

In 2007, under the issue program, PKN ORLEN S.A. issued 5-year bonds in the amount of PLN 750,000 thousand and as at 31 December 2007 short-term bonds in the amount of PLN 356,000 thousand.

Additionally, under the Bond issue program on 10 March 2008 PKN ORLEN S.A. issued short-term bonds of the overall value of PLN 25,000 to Anwil S.A.

ORLEN Oil Sp. z o.o.

Under the resolution passed by the Management Board, ORLEN Oil Sp. z o.o. decided to issue the first portion of registered bonds. Below the issue terms of reference are specified:
- nominal value of 1 bond: PLN 1,000,000;
- number of issued AA Series Bond documents: 25;
- series AA bonds maturity date: 31 December 2008;

- interest: floating WIBOR 3M + margin 0.10%, paid quarterly in arrears;
- bond security: no;

PKN ORLEN S.A. took up the bonds in December 2007.

1.7.3 Financial instruments

The financial instruments were described in detail in Note 29 to the consolidated financial statements.

1.8 Employment

In 2007 the average employment in the ORLEN Group (PKN ORLEN S.A. and consolidated subsidiaries and jointly-controlled companies) amounted to 23,223 persons as compared to 25,538 persons in 2006. The employment in the ORLEN Group as at 31 December 2007 amounted to 22,927 persons, which means a drop by 1,186 persons as compared to the situation as at 31 December 2006.

1.9 Publication of financial results forecast

"Strategy of the ORLEN Group for the years 2007-2012" approved by the Supervisory Board of PKN ORLEN S.A. on 16 November 2007 set the objectives in respect of investment expenditures per business segments of the ORLEN Group, that is:

- refining segment: PLN 8.4 billion,
- retail segment: PLN 3.2 billion,
- petrochemical segment: PLN 5.8 billion,
- chemical segment: PLN 1.7 billion,
- other activities: PLN 2.2 billion.

One of the elements of the ORLEN Group strategy is internal strengthening of companies, by:

- increase in usage of production capacity;
- increase in wholesale market share;
- implementation of two trade marks strategy and increase in retail sale effectiveness.

Within inorganic growth strategy it is planned to expand sales to new markets, particularly to Baltic states, where investment program has been already realized. Priority is also given to projects connected with consolidation of domestic oil sector, launching of crude oil exploration and extraction activities, crude oil trading optimization, strengthening of wholesale of refining products by sea and monitoring of potential acquisition targets.

The following investments are the most important to development of the ORLEN Group:

- Enlargement and improvement of refining complex in AB Mazeikiu Nafta;
- Paraxylene (PX) and Terephthalic Acid (PTA) Complex;
- HON VII and Hydrogen Manufacturing Plant Complex;
- Ethylobenzene Installation;
- Modernization and Intensification of Butadiene Installation;
- Construction of Propylene Manufacturing Plant in AB Mazeikiu Nafta;
- Modernization and Intensification of Alkylation Installation;
- Enlargement of CV and PCV Manufacturing Plant in Spolana

as well as many minor investments connected with adjusting the infrastructure of the plant to new legal and ecological requirements.

Despite the increase of net financial indebtedness of the ORLEN Group by PLN 827,401 thousand to the level of PLN 8,655,755 thousand as compared to the end of 2006, the financial standing of companies remains on secure level. It is reflected above all by financial leverage ratio which amounted to 37.3% as at the end of 2007. Taking into account realization of the further investments in 2008 as well as high indebtedness of PKN ORLEN S.A. resulting from realized acquisition of Mazeikiu Group, planned financial leverage ratio should not exceed 38.2% at the end of 2008, which is in line with the strategy assumptions. Net indebtedness/ EBITDA ratio which amounted to 1.6 as at the end of 2007 is estimated to reach the level of 2.2 in 2008. The levels achieved by these ratios are generally considered to be secure and will not limit the process of gaining new sources of financing investments.

Despite the increase in indebtedness, the financial liquidity is on the secure level as at the end of 2007.

1.10 Predicted situation in respect of macroeconomic factors

Estimates in respect of particular macroeconomic factors were presented on the basis of assumptions to "Strategy of the ORLEN Group for the years 2007-2012" updated in November 2007.

Economic growth

The year 2007 witnessed in Poland high level of GDP growth which reached the level of 6.1%. In 2000-2006 the ratio oscillated between 4.3% and 6.1%. Based on available market data, PKN ORLEN S.A. estimates that GDP growth will amount to 5.4% in 2008. Lower level of GDP will result from the increase in trading deficit which will slightly slow down the economic growth. In 2009-2012 economic growth is expected to remain on high level between 4.3% and 5.5%.

Unemployment rate

In 2007 advantageous tendencies on the labour market have strengthened. The unemployment rate decreased from 14.8% in 2006 down to 11.4% in 2007. The restructuring process of the Polish economy ends and there are firm signs of the increase in the number of the employed and the decrease of the unemployed. PKN ORLEN S.A. estimates that unemployment rate will decrease down to the level of 10.5% at the end of 2008. The downwards trend is expected to continue in the following years.

Inflation

High domestic demand contributed to the increase in inflation up to the level of 2.5% in 2007 as compared to 1.0% in 2006. PKN ORLEN S.A. estimates that the consumer goods and services prices index will further increase in 2008 to the level of 2.7%. However according to the Report on inflation published by the National Bank of Poland, which contains actualized inflation projection for 2008-2010, the inflation in 2008 may amount to 4.0%, assuming constant level of interest rates. In 2009-2010 the consumer goods and services prices index will return to the level of 3.5%. The higher level of inflation results from factors remaining outside the control of the Monetary Policy Council (more expensive food, fuel, electric energy).

Exchange rate

PKN ORLEN S.A. assumes that in 2008 the average exchange rate of the American dollar will remain at the level of 2.73 PLN/USD as compared to 2.77 PLN/USD in 2007. In respect of EURO it is expected that the Polish currency will slightly appreciate to the level of 3.65 PLN/EUR, as compared to 3,78 PLN/EUR in 2007. It is also expected that in 2008 the average exchange rate of the Czech crown will decrease to the level of 0.1320 PLN/CZK as compared to 0.1363 PLN/CZK in 2007.

Market interest rates

PKN ORLEN S.A. assumes that the monetary authorities will increase basic interest rates in 2008. Therefore it is expected that WIBOR 3M rate will increase up to the level of 5.6%. LIBOR 3M rate and EURIBOR 3M rate were also assumed at the level slightly higher than in 2007 – 5.4% and 4.5% respectively.

Crude oil quotations and margins

Based on the market information PKN ORLEN S.A. assumed that the average crude oil price will amount to 61.0 USD/bbl in 2008. In respect of an Ural/ Brent differential for 2008 the amount of 3.4 USD/bbl was assumed. In the following periods, that is in 2009-2012, crude oil prices are expected to fluctuate between 48 and 53 USD/bbl and differential is expected to fluctuate between 3.0 and 3.3 USD/bbl.

Margin on quotations of gasoline (crack) is expected to reach the level of 134.0 USD/t in 2008. In 2009-2012 it is assumed that the margin on gasoline will oscillate between 118.2 USD/t and 125.0 USD/t. Annual crack on diesel oil was assumed at the level of 119.5 USD/t which is comparable to the realization for 2007. In the following years fluctuations of margins on diesel oil are expected within the range of 110.6 – 117.1 USD/t. In respect of margin on Jet fuel, PKN ORLEN S.A. assumes slightly lower level than in the prior year, amounting to 161.8 USD/t. In 2009-2012 crack on Jet fuel will oscillate between 133.6 USD/t and 142.1 USD/t. As far as petrochemical products are concerned, slight decrease in advantageous tendencies is assumed. In 2008, in case of ethylene the average annual margin at the level of 629.0 USD/t is expected and in case of propylene of 610.0 USD/t. It is assumed that in 2009-2012 margin on ethylene will fluctuate between 523.0 USD/t and 584.0 USD/t and margin on propylene will oscillate between 485.0 USD/t and 549.0 USD/t.

1.11 Publication of financial results forecasts

PKN ORLEN S.A. in its current report no. 10/2008 of 7 February 2008 specified estimates of selected financial and operational data for the PKN ORLEN S.A. Group relating to the fourth quarter of 2007. The published estimates as regards macroeconomic and operational data do not differ materially from the values presented herein. The total effect on the profit from operations of the repair and upgrading standstills, provisions for restructuring and pension benefits and macro factors in the fourth quarter of 2007 was estimated to amount to PLN 750 million approximately.

II. MAIN ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT WITHIN THE ORLEN GROUP

In 2007 PKN ORLEN S.A. has carried out a number of studies relating to the development and upgrading of new production technologies, improvement of the quality of products manufactured, and limitation of the impact of manufacturing activities on the environment. In aggregate, in 2007, 97 new contracts were executed and 49 were amended amounting in total to PLN 11,668 thousand, out of which: the work realized under the so-called "annual contracts" for analytic and technological works; ongoing monitoring of corrosion processes in manufacturing installations; analysis of environmental impact on PKN ORLEN S.A.' employees health and indication its potential effects. For the purpose of comparison, in 2006, 99 new agreements and 39 appendices for the total amount of PLN 10,180 thousand were signed.

PKN ORLEN S.A. does not carry out any research and development activities by its own; they are outsourced to independent institutions, such as research centres and institutes, universities, as well as business entities carrying our R&D activity.

The most important studies and developments within the scope of technical R&D in the Parent Company in 2007 include as follows:

- "Defining the Impact of Various Contents of Bio components (bioethanol, EETB, 80/20 bioethanol component) on the Quality of Gasoline Formulas". Performed by: Institute of Petroleum Processing in Kraków. The research study conclusions will be used mainly for the purpose of taking decisions on and introducing to production fuels of the content of bio components above 5% in view of the obligation to meet the National Target Index.;

- "Study of engine gasoline quality during storage in a salt cavity in more sever conditions". Performed by: Institute of Petroleum Processing in Kraków. The study was performed due to the obligation imposed on PKN ORLEN S.A. to keep mandatory strategic reserves of fuels;

- "Comparative analysis of newly produced gudron in the Oil Processing Unit sold to ORLEN Asfalt Sp. z o.o. in comparison to the input produced currently". Performed by: Road and Bridge Research Institute seated in Warsaw. The results of this analysis confirm that the quality of the new raw material is comparable to that produced currently, therefore the new raw material may be supplied to ORLEN Asfalt Sp. z o.o.;

- "Intensification of the processing power of Diesel Oil Hydrodesulphurization Installation II ("HON II") and Diesel Oil Hydrodesulphurization Installation III ("HON III") by 10% at minimum in order to increase the diesel oil pool." Performed by: Refinery Industry Research and Development Centre (Ośrodek Badawczo-Rozwojowy Przemysłu Rafineryjnego SA) in Płock. The work covered, among others, the industrial test carried out on HON III installation, analysis of results and simulation calculation. The work confirms that the capacity of HON II and HON III installations can be increased by 10 % and, therefore, the diesel oil pool can be increased as well.

Key ORLEN Group companies achieved the following results in research and technological development:

Anwil S.A.

- Intensification of the production of the suspensive PVC in the volume up to the level of 340 kt/year. Once completed, this project will enable the use of the technological and product reserves existing in the installation and to decrease the unit production costs;
- Catalytic reduction of nitrogen oxides. This investment aims at achieving a level of technology to comply with BAT due to considerable limitation of the emissions of NOx to the atmosphere from the level of 400÷500 ppm to approximately 80 ppm;
- Construction of turbine 4.0 MPa. This project made it possible to use the surplus of technological steam from the Fertilisers Complex to produce electrical energy in the quantity of approximately 1 MW and, consequently, to eliminate in this way the losses on energy suffered previously on the reduction station.

ORLEN Oil Sp. z o.o.

- Improvement of quality of base oils of ORLEN Oil Base Group I+. As a result of undertaken activities the guidelines were developed for the production of Base Group I+: ORLEN Oil Base 150 and ORLEN Oil Base 400;
- The implementation of Base Oils Interchange Program ("BOI") with the use of ORLEN Oil base oils, which consists in replacing the base oils used in engine oils which are confirmed to satisfy the API and ACEA requirements with alternative base oils of similar quality. Having developed the technology of high quality engine oils involving base oils ORLEN Oil Sp z o.o. will be free from the necessity to import base oils and, if the demand

for homologated base oils is maintained at the current level, will be able to resell them at much higher price. The BOI Program is expected to be completed in November 2008.

- Extension of Platinum products' family by a high quality gear oils line. In 2007 a Platinum Gear high quality gear oils line was being prepared for implementation. A technological documentation was drawn up as well as information materials for the clients;
- Introduction to the production of a catalogue of new emulating cutting oils: mineral, semi synthetic and synthetic;
- Implementation to the production of technologies enabling to obtain new generation anti-adhesive oils for building industry;
- Exploitation study of cooperation of ORLEN OIL engine oils with biodiesel;
- Exploitation study of Platinum oils on agricultural equipment;
- Development of the technology for producing a plasticizer for natural and artificial rubber type TDAE.

Rafineria Nafty Jedlicze S.A.

- Upgrading of a catalytic system on the Used Oil Hydrorefining Unit ("HOP") to obtain oil bases on the industrial scale meeting the quality requirements for group I+ oil bases. The works carried out as part of the project implemented together with the Institute of Petroleum Processing in Kraków entitled "Improvement of low-temperature qualities of base oils";
- Continued activities relating to the raw material segregation to the Used Oil Distillation System ("DOP") and HOP. Developing a structure for applying the used oil for the production of oil bases, power revaluation and other methods of used oil management;
- Continued activities to prepare the implementation analysis and proposed modification in respect of individual modules of TETA system;
- Research on the possibilities to use the diesel oil from the HOG installation in PKN ORLEN S.A. as input for the Hydrorefinery installation in order to improve its physical and chemical parameters;
- Upgrading of PTD installation to secure raw material for the production of solvents and components for heating oil manufacturing.

Inowrocławskie Kopalnie Soli SOLINO S.A.

- Providing for a long-term strategy for crude oil and fuel warehousing beyond the time limits defined by the resources and volume of the "Góra" deposits and extending the assortment of media stored in the salt cavities, numerous stimulations and analysis showed the need to prepare an investment process aimed at acquiring a new salt deposit, construction of a leaching plant and, at the same time, a warehouse for storing natural gas, crude oil, fuels and reactive gases. Also the works were conducted involving the project of warehousing LPG in the "Góra" deposits;
- Continuation of works to deepen the knowledge of an internal structure and bordering of the salt diapiric fold "Mogilno", geophysical seismic research has been completed to identify the bordering of the diapiric fold in its part expected to home new leaching installations and a programme for hydrogeological studies has been developed to examine the water relations within the overburden of the diapiric fold;
- Preparation of the development of Lubień Kujawski deposit including perspectives of supporting its installations with the installation at the Łanięta deposit. This deposit has been chosen as the place for new warehouses because of is its location in respect of the following pipelines: of crude oils ("Druzhba" Pipeline), of products from PKN ORLEN S.A. and of natural gas ("Jamal" Pipeline) and also the potential availability of water for technological purposes from the PKN ORLEN S.A. intake on the Vistula river as well as quite a short distance from PKN ORLEN S.A. and Anwil S.A. In 2007 a consistent concept for splitting the deposit was prepared to separate warehousing areas of crude oil and fuels, natural gas and reactive gases (ethylene and propylene).

ORLEN Projekt S.A.

- Application, in projects completed, of new technological and technical solutions being in line with international tendencies observed in the refinery and petrochemical segments;
- Updating the quality management system to comply with the requirements of ISO 9001 and NATO as defined in AQAP 2110 and obtaining certificates for the system issued by BVQI and NATO.

ORLEN Laboratorium Sp. z o.o.

- Works aimed at implementing new brand for fuel quality monitoring – BAQ. This is a complex system for monitoring fuel on stations, ensuring good quality of fuel for clients and station owners. In 2007 brand BAQ was reported to the Patent Office of the Republic of Poland.

Płock Park Przemysłowo – Technologiczny S.A.

- In 2007 the works were continued in relation to the implementation of the project "Construction and Development of the Industry and Technology Element of PPP-T in Płock for the Over-Regional Innovative Activity" placed on the list of key projects covered by the Local Operating Programme of the Mazowieckie Voivodship for the years 2007 – 2013;
- Launch and conduct of the activities relating to the establishment of a special economic zone on a part of the PPP-T premises. In 2007, PPP-T S.A. obtained a consent of competent authorities to establish the Łódź Special Economic Zone on the part of its area. In July 2007, as one of new economic initiatives of the Ministry of Economy, an application was filed for the establishment of the Regional Park of Łódź Special Economic Zone within the Płocki Park Przemysłowo – Technologiczny area.

III. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The key factors for the development of the PKN ORLEN Group in 2007 included:

Updating of the strategy implemented by PKN ORLEN S.A.

The key external factors influencing the development of PKN ORLEN S.A. are:
- boom in the global economy, especially high economy growth in Central-Eastern Europe;
- foreign investment stream and European Union funds;
- political tensions and increased protectionism in countries – producers of crude oil;
- intensified consolidation process of oil sector in the region.

Hitherto existing strategy of the Company, being implemented since 2005, resulted in few large achievements in the field of organic as well as inorganic growth. The main achievement is the finalization of purchase transaction and taking over the control over Lithuanian company AB Mazeikiu Nafta. Additionally, purchase transaction of UNIPETROL a.s. was finally closed and the Partnership program was finished. In the field of organic growth pro-efficiency actions through the whole value chain were intensified. Petrochemical segment and whole and retail sales were developed, what resulted in increase of volume sales in those segments.

On 16 November 2007 the Supervisory Board of PKN ORLEN S.A. approved the document "Strategy of the PKN ORLEN Group for the years 2007-2012". The Strategy assumes the updating of the existing approach to the value creation process at the PKN ORLEN Group. The value will be generated through complementary pillars of the strategy: organic and inorganic growth.

The release of organic potential will be realized particularly through:
- realization of Value Creation Program in AB Mazeikiu Nafta and intensification of intergation with UNIPETROL a.s.;
- increase in crude oil processing capacities (the target effective processing power of the whole PKN ORLEN Group planned for 2012 is to amount to 33 million tones per year);
- increasing the wholesale share market (by 2012, the 65% Polish market share and the 75% Baltic States market share to be achieved);
- continuation of implementation of strategy of two brands in the Polish and Czech markets and significant improvement of retail sale effectiveness by adjusting the offer to the local markets' demand (by 2012 the target of a more than 30% share in the Polish market and an at least 20% share in the Czech and Baltic States markets to be achieved);
- assets optimization through further divestments of the non-core business companies (mainly Polkomtel S.A.).

As part of the inorganic improvement, an expansion of sales to new markets as well as increasing the products range is planned, particularly to that of the Baltic states where an investment Program has been already implemented and to Ukraine.

The corporate strategy assumes the achievement of the following financial objectives in 2012:
- EBITDA in accordance with LIFO: PLN 11 billion;
- ROACE: 14%;
- Investment expenditures: PLN 3.5 billion yearly average; PLN 21.3 billion in total;
- Financial leverage index (FLI): 30 – 40%.

The highest EBITDA increase generating segment (at the level of PLN 3.8 billion) is the refinery segment. The second EBITDA increase generating segment is a petrochemical segment, where the result will increase by PLN 0.9 billion. The retail segment will witness a dynamic development and will bring another PLN 0.6 billion. The chemical segment and the other operations segment will generate approximately PLN 1.0 billion.

Capital expenditures to be achieved by the ORLEN Group in 2007-2012 broken down by the business segments are as follows:
- Refinery: PLN 8.4 billion,
- Retail: PLN 3.2 billion,
- Petrochemistry: PLN 5.8 billion,
- Chemistry: PLN 1.7 billion,
- Other: PLN 2.2 billion.

The strategy does not assume any change in the dividend policy. In accordance with the applicable dividend policy half of free cash flows will be paid to the shareholders. The priority will be sustaining of the rank given by rating agencies at the investment level.

Integration Program with the Mazeikiu Group

In June 2007 the principles of the Value Creation Program ("VCP") were presented. The effects of a similar integration Program implemented in UNIPETROL a.s. in the Czech Republic were better than assumed. The teams of best experts from both companies are to manage the integration process and identify possible benefits and synergy and then to plan the related activities and to implement specific initiatives. In accordance with the VCP principles the target EBITDA of AB Mazeikiu Nafta in 2012 is to amount to USD 700 million in the fluctuating macroeconomic conditions and to USD 727 million in fixed macroeconomic conditions. The capital expenditures planned for 2007-2012 will amount to USD 1.6 billion.

The Value Creation Program will be implemented in three subsequent stages:

1. Reconstruction of production capacities of AB Mazeikiu Nafta – following the fire of 12 October 2006 and resulting from the break in crude oil supply by the pipeline which commenced on 29 July 2006. The stage aimed at reconstructing the production capacities is to be implemented through:
   - Restoration of a vacuum column (which has not been in use for 20 years) in the Asphalt Oxidation installation, which has enabled to reduce the heating oil production;
   - Reconstruction of a thermal cracking (Visbreaking) installation damaged during the fire, which has enabled to return to the full conversion regime;
   - Launch of the vacuum gas oil supplies to use in full a fluid catalytic cracker;
   - Reconstruction of the Vacuum Distillation Installation by the end of I quarter 2007;
   - Procurement of crude oil supplies:
     - import of crude oil by sea with the use of the AB Mazeikiu Nafta infrastructure located in Butinge and common procurement of crude oil from PKN ORLEN S.A.,
     - involvement in contacts with relevant parties to restore the pipeline supplies;

2. Operating Performance Enhancement in all segments of the Mazeikiu Group's business activity. PKN ORLEN S.A. has already commenced to implement initiatives at the VCP second stage, which, among others, includes:
   - Implementation of initiatives aimed at enhancing performance in all business and functional fields;
   - Expansion of the Mazeikiu Group retail network in the Baltic countries;
   - Launch, by the Mazeikiu Group, of trading activity by sea on its own account;
   - Implementation of segment management at Mazeikiu Group;

3. Value improvement through introducing a New Investment Program. The New Investment Program has already started to be prepared and during 2007 this stage is expected to be prepared in detail and thoroughly planned. The implementation will be continued in 2008 and most of works will have been completed by the end of 2011. The New Investment Program will be implemented through:
   - Increasing the Mazeikiu Group refinery conversion index:
     - hydrocracking installation;
     - column for vacuum separation on the thermal cracking installation (Visbreaking),
     - propane – propylene separation column;
   - Investment ensuring the compliance of the Mazeikiu Group refinery with the European regulations.

The higher EBITDA of the AB Mazeikiu Nafta by 2012, as compared to 2007, amounting to USD 650 million, in the fixed macroeconomic conditions will be the result of the synergetic effect of individual stages of the VCP implementation comprising the following:

- Reconstruction of production capacity: USD 200 million;
- Operating Performance Enhancement: USD 250 million;
- New Investment Program: USD 200 million.

The target capital expenditures of AB Mazeikiu Nafta in 2007-2012, amounting to USD 1.6 million, at individual stages of the VCP implementation will be as follows:

- Reconstruction of production capacity: USD 300 million;
- Operating Performance Enhancement: USD 550 million;
- New Investment Program: USD 750 million.

The Value Creation Program will indicate the directions of development of the Mazeikiu Group for the subsequent five years.

Integration with UNIPETROL a.s.

The year 2007 witnessed the next stage in the business and organisational integration process involving PKN ORLEN S.A. and the UNIPETROL Group. The Partnership Program was completed one year earlier than scheduled and it procured not only measurable financial effects but also provided a platform for standardization procedures and exchange of experience. The Program was launched by UNIPETROL a.s. in June 2005 and starting from this moment PKN ORLEN S.A. has been providing support in the form of know-how and its experts.

On the grounds of the outcome of the works performed under the project "Strengthening of corporate supervision in the UNIPETROL Group" further activities in respect of the UNIPETROL Group organizational restructuring and legal structure optimisation were carried out. The corporate supervision rules were lessened and replaced with the strengthened role of UNIPETROL a.s. Management and Supervisory Boards and more centralised operation of the UNIPETROL Group. The above goals were performed through:

- transformation of the UNIPETROL Group companies from joint stock companies into limited liability companies (BENZINA s.r.o., Petrotrans s.r.o. and UNIPETROL DOPRAVA s.r.o.);
- merger of UNIPETROL RAFINERIE a.s. and CHEMOPETROL a.s. with UNIPETROL RPA s.r.o.;
- amending articles of association of the Unipterol Group companies through strengthening the role of their general meetings;
- executing a corporate agreement with subsidiaries, standardization of business process, amending organizational by-laws and signature by-laws, making more precise the roles and scopes of responsibility as well as transferring "non-corporate" functions to the Shared Service Centre.

Thanks to the Shared Service Centre having been set up in January 2007 it was possible to strengthen the existing centrally managed functions for the UNIPETROL Group in respect of, among others, internal audit, margin optimization and management of supply chain, safety, controlling and procurement. The Shared Service Centre was set up within the company UNIPETROL RAFINERIE a.s., and since the beginning of April 2007 this company has operated as a stand-alone entity, UNIPETROL Services, s.r.o.

Moreover, in 2007 further steps were undertaken to unify the structures of PKN ORLEN S.A. and of UNIPETROL a.s. through the separation of production and commercial operations having been started (introduction of the best operational and commercial practices) and, subsequently, the merger with relevant business segments of PKN ORLEN S.A. via personal unions. The currently existing commercial and production segments of UNIPETROL RPA s.r.o. are to be demerged in 2008 to form separate companies.

These changes will be helpful in further implementation of the management by segments and allow for further integration of business processes, which will eventually translate to the improved value generated for the shareholders of both capital groups. The process of merging the companies CHEMOPETROL a.s., UNIPETROL RAFINERIE a.s. and UNIPETROL RPA s.r.o. was implemented in compliance with the schedule adopted. The share capital of the new company was increased so as its value was relevant for the size of business operations.

In 2007 also investment and divestment activities were carried out with the aim to put in order the capital structure of the UNIPETROL Group. Therefore, the shares were acquired in PARAMO a.s. (14.51%) and in CESKA RAFINERSKA a.s. (0.225%). Additionally, an agreement was signed with DEZA a.s. company for the sale of shares held in AGROBOHEMIE a.s. (50%) and Synthesia a.s. (38.8%). In exchange DEZA a.s. withdrew its claims for contractual penalties. In July 2007 also the shares in KAUCUK a.s. (100%) were disposed of.

The steps undertaken in 2007 to unify the structures of PKN ORLEN S.A. and of UNIPETROL a.s. lead to the process of splitting the business into production and commerce having been commenced (best operational and commercial practices were introduced) and, subsequently, the merger with business segments of PKN ORLEN S.A. via personal unions.

Operating expenses reduction Program OPTIMA

OPTIMA, the program for reducing operating expenses, has replaced the COCCP program operating in years 2004-2005. OPTIMA is one of the elements of the PKN ORLEN S.A. strategy for 2006-2009, which is supposed to ensure that the ambitious development goals are implemented and the value for the shareholders is improved. According to the Program principles, by 2009 the improvement in operating expenses efficiency of at least PLN 600 million is expected.

OPTIMA covers PKN ORLEN S.A. and the ORLEN Group companies. In 2007 the savings obtained on operating expenses amounted to PLN 466 million as a result of OPTIMA implementation. This represents 144% of the whole target set for 2007, i.e. PLN 324 million. The efficiency improvement Program covers the following saving areas: production, subsidiaries, retail, logistics, procurement and support. The result obtained was mainly due to the

improved efficiency in the production segment – PLN 224 million, retail segment - PLN 115 million, logistics – PLN 70 million. The result obtained in subsidiaries amounted to PLN 131 million. The support function in the generated result makes up almost PLN 43 million. Such a favourable result generated by OPTIMA was also due to the procurement segment which contributed for more than 76 million. This value directly translates to additional effects in all the segments.

Investment Program in PKN ORLEN S.A.

The Development Program for the Manufacturing Plant in Płock assumes the implementation of the following key investments till 2012:
- Paraxylene (PX) and Terephthalic Acid (PTA) Complex;
- Diesel Oil Hydrodesulphurisation Complex (HON VII) with Hydrogen Installation;
- Ethylobenzene Installation;
- Modernisation and intensification of Butadiene Installation;
- Modernisation and intensification of Alkylation installation

and a number of lesser tasks relating to the adjustment of the plant infrastructure to new legal and environmental requirements.

In 2007, PKN ORLEN S.A. implemented its strategy through focussing on the following areas in the investment activity:
- Business tasks;
- Quality improvement, adjustments to meet the European Union requirements;
- Replacement of property;
- Ecology.

The crucial tasks, which have been started and continued in 2007 include:
- Construction of the Paraxylene installation (PX) of the nominal capacity of 400 thousand t/y plus infrastructure in order to produce paraxylene (PX) in the quantity of 400 thousand t/y to be further processed to 600 thousand t/year of PTA as the primary raw material for polyesters production;
- Construction of the installation for the production of Terephthalic Acid (PTA) of the capacity of 600 thousand t/y with the infrastructure in order to produce PTA, which is the raw material needed to manufacture polyester (PET);
- Construction of HON VII installation with the infrastructure in order to manufacture, at PKN ORLEN S.A., diesel oil with the sulphur content below 10 ppm. Once this task has been completed HON II and III installations could be cut off. These installations cannot produce diesel oil with the sulphur content of 10 ppm, and have also been already worn and torn in terms of engineering aspects. HON VII processing 2.2 million tonnes/year will secure the production of diesel oil with the sulphur content of 10 ppm for the increased crude oil processing resulting from the intensification of Olefins II, and the production of 400 thousand tonnes/year of paraxylene;
- Construction of Hydrogen Manufacturing Plant II of the capacity of 5 t/h, i.e. 40,000 t/year with the infrastructure in order to increase the hydrogen production for hydrodesulphurisation processes;
- Clause II installation to secure recycling of hydrogen sulphide gas through the construction of new Claus unit;
- Increasing the storage capacity for propylene – due to the need to increase the storage capacity for liquid propylene of the total capacity of 6,600 m^3, originating from the Olefins Manufacturing Plant II and Catalytic Fluid Cracking II (FKK II) Installation;
- Modernisation of tanks 5 and 6 in the Warehousing Centre No. 101 in Mościska – to increase warehousing capacities of the centre due to the needs of Warsaw agglomeration and adjustment of tanks 5 and 6 to the requirements laid down in the Minister of Economy Regulation, Journal of Laws No. 243 of 21.11.2005;
- Fuel pipeline Ostrów Wielkopolski – Wrocław – the aim of this investment is to develop own fuel pipeline system. The pipeline when completed will reduce the logistics expense of supply of fuels to the southern west of Poland;
- Construction of the Automatic Pouring Station no. 5 with the infrastructure in order to secure the dispatches of greater volume and the assortment of products;
- Modernisation of stations 110 kV and 30 kV GPZ1 and GPZ2, stages I and II, in order to ascertain the supplies of electricity to the Manufacturing Plant;

The crucial tasks performed and delivered for operation in 2007 include:
- Construction of the Diesel Oil Hydrorefining Installation from the Gudron Hydrodesulphurisation System ("HOG") – the HOG installation once completed, provided for a correct stability of oil fraction obtained from the HOG installation and appropriate parameters were obtained: reduced content of resins to 25g/m3, reduced content of sulphur to 50 ppm and nitrogen to 100 ppm and processing of 55 tonnes of oil per hour;
- Construction of tanks 17 A,B,C and 18 A,B of the Composition Division – the task is aimed to increase by 28,000 m^3 of gasoline warehousing capacity in order to enable the increase in production and in safety at work and fire safety level;
- Upgrading of sewage disposal system I and II, as a result an appropriate technical condition was restored and the explosion, fire and ecological risks relating to the operation of industrial sewage disposal system were mitigated;

- Replacement of cables 30 kV from GPZ 1 and GPZ 2 to GPR P4. Due to the replacement a real risk of breaks in power supply to the technological installations: Hydrogen Recovery, Ethylene and Glycol Oxygen II, WAT II, Mektol, Flexpol, Acid Water Striping, Pyrrolytic Gases Switching System, Reforming V;
- Four Warehouse Centres were upgraded in Bolesławiec, Żurawica, Kraków – Olszanica, Świnoujście. As a result of upgrading, the Centres were made compliant with the technical, fire and ecological safety requirements laid down in the "Ministry of Economy Regulation on Technical Conditions To Be Met By Liquid Fuel Stations, Transmission Far-Reaching Pipelines Used for Transportation of Crude Oil and Refinery Products and Their Location" (Journal of Laws of 2005 No. 243, Item 2063);
- Eight units started to be operated in the Warehouse Centres in Nowa Sól, Gdańsk, Mościska, Wrocław, Szczecin, Ostrów Wlkp., Sokółka and on car terminal in Płock. The construction of biocomponent dosing units is a significant element of the ORLEN Group strategy to increase the volume of biofuels sales in 2009, in order to meet the National Index Target. The constructed units will enable to increase the use of renewable sources of energy.

Retail sale development

The market position of PKN ORLEN S.A. has been successively strengthening by an intensive investment program having been launched in 2005. As a result of a consistently implemented plan as at the end of 2007 the network comprised 308 BLISKA economic stations and 851 ORLEN premium stations (stations CODO[1] plus DOFO stations).

In 2007 also a number of franchise stations was increased and at the end of this year it amounted to 245 (180 ORLEN and 65 BLISKA). Concurrently with the franchise project being developed, the structure of patron stations bound upon with agreements executed with PKN ORLEN S.A has changed materially. Practically, in 2007 the number of DOFO and DODO stations were equal (245 DOFO versus 242 DODO stations), as compared to 2006, in which 345 DODO stations operated. In 2008 it is planned to reduce the number of DODO stations by another 100.

Good results of the retail segment were also possible due to a new strategy of FLOTA Program having been implemented, namely, involving, among others, introduction of new products for Truck Fleets: Twoja Lokalna Stacja (Your Local Station), Złoty Szlak (Golden Route) and an offer addressed to Small Enterprises – Twój Lokalny Rabat (Your Local Discount). The activities undertaken as part of the FLOTA Program enhanced the volume by more than 49% as compared to the prior year and increased the FLOTA's sale share in the total volume.

In order to optimize the sales and retail sales management in 2007 an IT retail price optimisation system was introduced, "PriceNet"; parallelly to the system implementation process the price management strategies were determined, including the strategies for differentiating prices at various Brand stations. As part of these strategies the central system for retail price management implemented at CODO stations in 2005 was extended to cover DOFO stations to which the suggested prices are sent.

The record dynamics of non-fuel margins, over 20%, which was achieved in 2007, is due to a positive tendency in almost all product categories. A particular attention should be drawn to the fact that an increase in the margin is mainly due to an increase in sales volume resulting from a much more frequent shop transactions. This is mainly an effect of the reorganisation of non-fuels goods and services management.

As part of the new concept of shop and bistro a final visualization has been prepared and first coffee corners and bistros called "Stop Cafe" were opened at Premium stations.

In 2007, numerous image campaigns and marketing activities were carried out to support the sales plan realization. The biggest ones involved the implementation of fuels and non-fuel product promotions and the image building of Verva high quality fuels. An effective communication of marketing activities using the ORLEN TEAM players' image and sponsoring F1 relations brought a practical effect in the form of a 10-point increase in Verva brand recognisability as compared to the year 2006. Concurrently, the Premium products of competitors from western countries dropped to lower ranks. Having achieved a critical number of economic fuel stations, PKN ORLEN launched, in the end of 2007, a mass campaign of BLISKA brand.

As part of Vitay Program a system of managing awards for the Program participants was outsourced. The goal of this Program is to improve service quality and cost saving. Strategically, the Vitay Program developed a direct marketing system to build new direct channels to reach new segment clients, to actively promote high-margin products and services and to commence the work on developing dedicated analytic applications as part of the CRM (Customer Relations Management) concept.

[1] CODO - Company Owned Dealer Operated (own stations); DOFO – Dealer Owned Franchise Operated (franchise stations); DODO – Dealer Owned Dealer Operated (patron stations)

In order to prepare the implementation of National Target Ratio in 2008, in the autumn of 2007 pilot Programs for selling new product, bioester, were launched. The pilot retail sale of bioester (B100) was carried out in a period from 1 September 2007 to 31 December 2007 at 15 BLISKA stations in the Southern Poland.

The most important activities that remain to be implemented in PKN ORLEN S.A. in retail segment include:
- Continuation of the investment Program in respect of the stations;
- Continuation of the development of franchise stations (DOFO);
- Further improvement of profitability of own stations (CODO);
- Continuation of the operating expense optimization Program in respect of retail sale;
- Continuation of the new shop and bistro concept implementation;
- Further development of VITAY Program involving: cost optimisation, Program attractiveness improvement, and broader application of direct marketing;
- Continuation of Retail Sale Platform project; and
- Optimisation of the segment management process.

Retail sale strategy in the Baltic States

In Lithuania and Latvia the retail sale network is being created at three stages of project implementation which, in a five years' perspective, should enable the Capital Group to obtain a 20% share in a consolidated market of both countries. At the first stage, by the end of 2008, PKN ORLEN S.A. will focus on take-overs of selected facilities or chains and will undertake preparatory steps with the aim to launch construction investments. At the second stage, which is planned for the years 2009-2010, the taking-over process will be continued and new fuel stations will be launched. The last, third phase, by 2012 will focus on strengthening the position in Lithuania and Latvia and on completing construction plans for new facilities. By the end of 2012 it is planned to buy approximately 20 stations in Lithuania and approximately 25 in Latvia. At the next stage, together with gaining more and more experience on the market the main focus will be the construction of new stations. In Lithuania there should be approximately 25 new stations and in Latvia – approximately 40. In a acquisition and construction period, the ORLEN Group's network will be also replenished with franchise stations. It is planned that at the end of 2012 there will be approximately 75 such stations. Consequently, in five years PKN ORLEN S.A. should manage the network of approximately 230 stations on the Lithuanian and Latvian joint market including 120 own stations. The capital expenditures projected to be spent on the retail network amount in aggregate to approximately EUR 200 million. By the end of 2007 a new offer for ORLEN station was modernised and introduced at 12 stations in Lithuania.

The specifics of the Lithuanian and Latvian markets and the consumer expectations expressed in the outcome of market research formed a decisive factor for introducing one Premium fuel station of ORLEN Brand with a relevant country name, i.e. ORLEN Lietuva and ORLEN Latvija (which solution is different from that implemented in Poland, Czech Republic and Germany). The designation associated with the country name enables the clients to identify themselves with the ORLEN brand as addressed to the given market and, concurrently they keep benefits offered by the ORLEN Group possessing a world-wide experience. The first brand to emerge was ORLEN Lietuva. The rebranding process will involve 34 stations owned by the Mazeikiu Group which were formerly branded Ventus. To start, in Lithuania 6 ORLEN Lietuva stations have commenced its operations.

At all the stations forming the ORLEN Lietuva chain a new standard for fuel offer will be introduced: non-lead gasoline: Pb 95, Pb 98 and diesel oil, as well as Premium fuels: Verva 95 and Verva Diesel. At the majority of stations in Lithuania also LPG will be available. Concurrently fuel A 92 and agrodiesel oil are removed from the stations (except for a few stations located in agricultural areas), which were formerly available at Ventus stations. All the ORLEN stations in Lithuania and Latvia are to be fully supplied with fuels produced by the Mazeikiu refinery. At least 30 % of ORLEN Lietuva stations are to be equipped with automatic auto wash stands. PKN ORLEN S.A. will offer to its corporate clients an attractive discount offer and will introduce an international fleet card. At majority of stations also the shops will be located offering a rich catalogue of non-fuel goods.

German market

In 2007 a new strategy "Rising Star" was developed with the aim to optimise the offer and reposition the STAR Brand as number 2 in the German economic segment. At the end of 2007 ORLEN held 518 stations on the German market out of which 460 operated under the STAR brand and 58 under the ORLEN brand.

It is assumed, as part of the adopted strategy, that the STAR Brand will continue with its development. In respect of a package of 58 stations bought in the end of 2006 from BP the brand was changed to STAR and, gradually and consistently, the rebranding process has been implemented in respect of the other ORLEN stations. As at the end of 2008 the rebranding of the whole network is planned to be completed. In accordance with the strategy principles ORLEN Deutschland AG is to take over approximately 250 facilities by 2009 and, therefore, achieve a 10% market share in the region of Northern Germany.

Retail strategy on the Czech fuel market

In line with a two-brand strategy adopted in 2006 the existing station network has been rebranded. At the end of 2007, 82 stations operated under the Benzina Plus Brand and offered the highest quality Verva fuels and a broad assortment of non-fuel goods. Moreover, 238 stations operated under the Benzina Brand and offered tested quality at competitive price. At 43 stations of Premium segment a new concept of bistro-Minute was implemented. By the end of 2012 an increase in the Czech market share is planned to achieve up to 20% (currently Benizna a.s. holds a 14% share).

Loyalty Programs at PKN ORLEN S.A.

FLOTA Program is designed for institutional customers operating their own means of transportation. Fuel cards enable non-cash purchases of fuel, merchandise and services at petrol stations belonging to PKN ORLEN S.A. The Program is mostly participated by: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In 2007, more than 200 thousand FLOTA loyalty cards were issued, and the share of sales with Flota cards in the total sales of fuels within the network of petrol stations owned by PKN ORLEN S.A. increased in 2007 up to 18.8% from 13.9% as at the end of 2006.

At the turn of 2006 and 2007, as part of FLOTA Program innovative services were launched: Złoty Szlak (Golden Route) and Twoja Lokalna Stacja (Your Local Station). Both are designed for the companies from shipping and industrial sectors possessing big fleets of cars with specific requirements in respect of fuel purchase, which buy fuel in the amount of minimum 1 thousand litres per month, which need an easy and friendly system of fuelling which is beneficial in terms of economy and basic roadside assistance services. In 2007 approx. 560 agreements were signed for the Your Local Station Program and 62 agreements for the Golden Route Program. The total volume of sales realised through both Programs in 2007 amounted to 65 million litres. A common feature of new services is a special offer of discounts on fuel, much higher than in the case of standard offer while other permanent benefits of the FLOTA Program are kept. The developed and implemented new strategy of FLOTA Program enabled a highly dynamic increase in sales realised with the use of fuel cards, competition to be undertaken and position of PKN ORLEN S.A. to be strengthened in the LTF (Logistics, Transport, Forwarding) segment.

In March 2006 a new product was introduced addressed to the segment of small and medium fleets – Twój Lokalny Rabat (Your Local Discount). This product is addressed to institutional clients, whose monthly demand for fuel amounts to at least 500 litres. This is a cash agreement concluded on the stations owned by PKN ORLEN S.A., under which clients obtain a discount and receive one invoice per month. Currently, the fleet cards are acknowledged by nearly 1,700 ORLEN and BLISKA petrol stations. As at the end of 2007 almost 34 thousand agreements were concluded under which the clients declared to buy approx. 31 million litres per moth

VITAY Program is a loyalty Program aimed at individual customers visiting ORLEN petrol stations on a regular basis. Super VITAY is a loyalty Program for PKN ORLEN S.A.'s clients, who have been already enrolled to VITAY Program and collect the biggest number of points. Super VITAY provides clients with additional benefits and prestige of a gold bearer card. On a quarterly basis these clients receive a new free VITAY Journal titled "Szerokiej Drogi", which contain, apart from the current offer of collecting points in exchange for goods and services, a list of awards and attractive commercial promotions. Until 31 December 2007, the program had a group of 6,800 thousand participants within 1,367 participating petrol stations, including 1,138 owned by the Company, 61 partner petrol stations and 168 franchise petrol stations. In the second half of 2007, the average daily sales under VITAY program amounted to approx. 5,200 thousand litres.

Restructuring activities carried out in PKN ORLEN S.A.

In 2007 at PKN ORLEN S.A. the restructuring and reorganisation processes were carried out in respect among others, following areas: accounting and logistics. They include continued building Accounting Shared Service Centre for ORLEN Group and rebuilding the regional logistics structures..

According to the process of establishing Accounting Shared Service Centre the Property Plant and Equipment Accounting Department function and Inventory Accounting Department function (on 1 May 2007), the process of handling liabilities, labour costs, and financial operations (on 1 September 2007) and accounting process relating to receivables and general ledger (on 1 November 2007) were transferred to the company ORLEN Księgowość Sp. z o.o. All the processes were centralised in Płock, thanks to use of modern information technology tools (scanning, electronic documents shipment and automated bookings). The persons employed in these sectors were transferred to ORLEN Księgowość Sp. z o.o. pursuant to article 23' of Labour Code. According to the concluded agreements with the labour unions, part of employees took advantage of the Voluntary Leave Program. Employees that changed their place of work service were entitled to relocation package.

A new local logistic structure consisted in separating and transferring operating activities from eleven existing regional organisational units to five Logistics Regions located in: Warszawa-Mościska – Logistics Region Centre, Lublin – Logistics Region East, Poznań – Logistics Region West, Nowa Wieś Wielka – Logistics Region North and Katowice – Logistics Region South. The replacement of the existing regional structure with five Logistics Regions is related to the implementation of the Logistics Strategy. Logistics employees, based on concluded agreements with the labour unions, were entitled to Voluntary Leave Program and relocation package.

Strategy for Human Resources Management

The policy for human resources management represents an important element of the firm's strategy, which supports the activities performed in the business areas aimed at achieving the scheduled strategic goals. \The undertaken activities have materially affected a process of building the image of PKN ORLEN S.A. as a leading employer sticking to the market highest standards of recruitment and selection.

The recruitment policy at PKN ORLEN S.A. is strictly related to the strategy of human resources development and its characteristics is to be open to social environment inside and outside the company. While paying attention to a professional development of employees, the recruitment processes were always first addressed to the ORLEN Group employees.

In 2007, the activities relating to human resources management at PKN ORLEN S.A. were carried out through the following Programs:

- Adaptation Program – relating to the commencement of training sessions for new employees. The goal of the Program is to adapt a new employee to new conditions, environment, duties and working hours as well as to develop his/her loyalty towards the company;
- Competence Development Program – the purpose of this Program is to develop professional competence of PKN ORLEN S.A. employees enabling them to perform their tasks in accordance with the highest standards;
- Talent Management – its aim is to build a flexible reserve management staff of high potential, motivation and leader skills. Moreover, the "Talent Management" Program has enabled an optimal use of the potential of talented employees and supported the desired change tendencies in the organisational culture of PKN ORLEN S.A. to enhance the employees' flexibility and openness to changes;
- Succession and Career Path – in 2007 it was possible to appraise the PKN ORLEN S.A. employees designated to the succession and career path project. In 2008 this will be continued and will eventually result in a unique system of development paths;
- Implementation of an IT tool for e-recruitment – TalentLink – in 2007 an Internet application was implemented which made significantly easier common work of all persons involved in the recruitment process, supported the overall recruitment process starting from the creation and publication of job offers, through selection of candidates to the execution of employment contracts with relevant candidates. The application is effective and reduces recruitment and selection costs thanks to the possibility of reviewing the applications with no need to print them out and store in hard copies.

Upstream activities

In 2007, the activity of PKN ORLEN S.A. in the area of upstream was mainly focussed on a consistent implementation of the upstream strategy taking into account external and internal factors, conditioning and influencing the intended results.

The main activities carried out in 2007 and assumed for realisation in subsequent years include:

- Implementation of a development strategy in the area of hydrocarbon upstream by PKN ORLEN S.A. through regional concentration. The option of regional concentration enables PKN ORLEN S.A. to limit the risks relating to the upstream activities (mainly geopolitical risk) and to build competence in a stable environment;
- Implementation of upstream segment development through creating business on the basis of both organic and non-organic improvement. This means that PKN ORLEN S.A. has focussed on a step-by-step building of a balanced portfolio of research and manufacturing assets, which meet certain criteria (edge conditions) relating to location, risk, level of employed capital, term, etc.;
- Analysis of projects enabling PKN ORLEN S.A. to participate in the entities existing on the market and holding appropriate portfolios of assets, including production assets;
- Creation of a material and organisational base for a team of experts;
- Obtaining and training personnel for the Upstream Office;
- Studies and research analyses in respect of projects (in 2007, 51 projects underwent the analysis of different level of comprehensiveness);
- Comprehensive analysis of selected projects aimed at the purchase of assets; and
- Obtaining two first upstream projects for PKN ORLEN S.A.

The development strategy of PKN ORLEN S.A. in the area of hydrocarbon upstream assumes a common implementation of projects with co-operation of companies operating in the area of upstream. The benefits for PKN ORLEN S.A. resulting from the co-operation with experienced partners include among others:

- Participation in investment projects prepared and implemented by the partner;
- Direct access to the information on potential upstream projects in the area of the partner's operation;
- Optimisation of the upstream operations risk due to a mutual support in selection, assessment and implementation of projects;
- Access to the partner's know-how in the upstream area;
- Access to qualified and experienced personnel.

The opportunity to work together with external partners provides PKN ORLEN S.A. with a balanced increase with optimised risk.

The implementation of the strategy to the extent of gaining new upstream projects was founded on the analysis of a few dozens of proposed projects which met, among others, the following criteria:

- geographical location;
- acceptable risk level; and
- financial dimension of the project and relevant return on investment.

The implementation of the projects which are most optimal for PKN ORLEN S.A. (comprehensive due diligence was carried out) resulted in purchase offers having been submitted and enabled further preparation to implement subsequent projects. As a consequence, five concessions were issued by the Minister of Environment – Department of Geology and Geological Concessions for the upstream and recognition of hydrocarbon deposits and the mining usufruct was established in the Lubelszczyzna region as well as some agreements were signed for the mining usufruct for a period of five years. The organisational and technical preparation to the purchase of shares in the upstream undertaking in the Baltic Sea shelf was completed in April 2008.

Implementation of mergers and acquisition strategy

In 2007, PKN ORLEN S.A. increased its capital participation in AB Mazeikiu Nafta through the acquisition of its minority shares (save for the shares owned by the Government of the Republic of Lithuania). The purchase process was carried out in stages with the use of the following procedures:

- mandatory call to subscribe for the AB Mazeikiu Nafta shares;
- standing order for the acquisition of shares filed with the Stock Exchange in Vilnius;
- mandatory squeeze out of AB Mazeikiu Nafta shares.

In total PKN ORLEN S.A. acquired approximately 5.81% of shares in AB Mazeikiu Nafta and increased its share in the Mazeikiu Nafta's share capital up to 90.019%. All the transactions were realised at the uniform lump sum price. As a result of the above, the sole minority shareholder of Mazeikiu Nafta is the Government of the Republic of Lithuania holding 9.981% in the share capital and the shares of Mazeikiu Nafta were withdrawn from the stock exchange trading.

In line with the capital strategy of PKN ORLEN S.A. the divestment processes were continued in relation to the non-core assets of ORLEN Group. As part of the divestment activity in 2007 the shares in Niezależny Operator Międzystrefowy Sp. z o.o., Mostostal Zabrze Holding S.A., Petromor Sp. z o.o., Motell Sp. z o.o. and Poilen Sp. z o.o. in liquidation were sold. Concurrently, the consolidation processes were commenced within the ORLEN Group. In 2007, six regional shipping companies were merged to form a new company ORLEN Transport S.A. registered in the beginning of 2008.

In relation to the pending arbitration before the International Court of Arbitration at the Federal Chamber of Commerce in Vienna, in 2007 the transaction of the acquisition of a block of 4.78% shares in Polkomtel S.A. was not completed. This transaction follows from the share sale offer made by TDC Mobile International A/S which was approved in 2006. The performance of the transaction in 2008 will be dependent on a binding award to be issued by the Court of Arbitration.

Mazeikiu Group

In December 2007 the reconstruction of the Vacuum Distillation Unit (VDU) in the Mazeikiu refinery, destroyed by a fire in October 2006, was completed. In February 2007 the Bitumen Distillation Unit (BDU) was started up which partly replaced the installation destroyed by fire and made it possible to reduce the losses. The VDU reconstruction, following the removal of the destroyed unit was started in February 2007. The reconstruction was carried out by the designing and engineering companies from Lithuania, Poland and Italy. The material subassemblies were also constructed in the Russian, Ukrainian and Czech plants. The unit was started up for production purposes on 20 January 2008 following the connection of the reconstructed VDU installation with other refinery installations. After the reconstructed VDU has been started, the refinery processing capacities achieved the level before the fire in October 2006, i.e. above 10 million tonnes. In autumn 2007 the biggest ever overhaul of AB Mazeikiu Nafta was carried out

accompanied by modernisation works. The scope of works performed was three times as much as the scope of work performed during the last repair in 2003. The repair work in the refinery was started in autumn 2007. As a result also an overhaul and repair of over 450 pipelines, 64 units, 16 reactors and approximately 1,600 valves were carried out. The overall cost of repair and modernization work amounted to approximately USD 85 million. In order to adjust the Mazeikiu refinery to ecological and quality requirements of the European Union and to general material savings in the power consumption an investment program has been implemented of the total value of USD 1.6 billion. The program is scheduled to end in 2012. The main assumptions of the program include the construction of new installations, among others, hydrocracking, Visbreaking vacuum distillation as well as propylene installation and Heat and Power Plan exhaust gases desulphurization system. By today 12 investment projects have been implemented as part of the performed modernisation work. The modernization works are continued, therefore, the effective processing capacities of the refinery will achieve the level of 11 million tones of crude oil per year and the raw material processing depth will increase from 75 to 88 %.

Program for Anwil S.A. development

In line with the concept of building a chemical segment within the ORLEN Group the current mission of Anwil S.A. determined the development tendencies and strategies of the segment core and service-providing companies which are considered to be material for the segment operation. The future shareholding policy of Anwil S.A. in respect of subsidiaries and associated companies will be a continuation of the shareholding policy resulting from the PKN ORLEN S.A. corporate governance. The tasks already performed in accordance with this strategy include: the maximum use of production capacities, reorganisation of management structures and systems relating to the extension of the Anwil Group, development of the production capacities relating to PVC production and processing as well as fertilizers production, further optimization of transportation costs, specific railway transport by the use of the economies of scale.

Concurrently, in the nearest future, the Anwil Group is facing numerous challenges, which once met will enable the production volume to be increased and the Anwil Group to develop. The material tasks in this area include without limitation: increasing the production capacities of nitrogenous fertilizer installation up to approximately 1 million tonnes per year, increasing the production capacities of PVC in Włocławek and Neratovice up to approximately 500 thousand tonnes per year (in total in Anwil S.A. and Spolana a.s. companies), revitalization of PVC granulate production in Spolana a.s. with the application of technologies held by Anwil S.A. aimed at fighting the current competitive PVC granulates imported to the Czech Republic, completion of the acquisition transaction regarding 100% of shares in Spolana a.s. through the scheduled purchase of the remaining shares of the company which are not currently held by Anwil S.A.

A material task is still to optimize the use of resources already held by the Anwil Group. The tasks implemented in this respect include among others: integration of the production process of the companies Anwil S.A. and Spolana a.s., including supplies of ammonia from Anwil S.A. for the needs of caprolactam production at Spolana a.s.; development of the supply infrastructure for power utilities and raw materials for newly constructed installation, including the PTA production plant in the ORLEN Group connected with the ORLEN Group having started the production of terephthalic acid, successive withdrawal of employed and operating capital of the company, which is not strategic for the business of the Anwil Group, including also the sale of property and real estate to the subsidiaries.

The main factor for the development of the Anwil Group is a caprolactam production chain of Spolana a.s. to be extended by the new cyclohexane installation to be constructed. The final location is still to be decided but one of the options assumes the construction of the installation in Włocławek on the premises of Anwil S.A. with the participation of an external partner or by its own with its own potential and the potential of the overall ORLEN Group; participation in the acquisition Programs relating to selected companies from the great chemical synthesis sector covered by the consolidation of the chemical sector in Poland and in the region; construction of the installation for ammonium sulphate granulation. There are preliminary plans to engage in the Ukraine, through the construction and operation of the plant manufacturing PVC dry mixtures and, eventually, granulates on the Ukrainian and neighbouring markets.

The ambitious plans in terms of quantity adopted for the nearest future for the production and sale of all the basic products of the Anwil Group will not unequivocally translate to generated profits. The main reason is the increment of the costs of raw material and power and production limits resulting from the standstill in respect of PVC, which will prevent a full advantage to be taken of the economies of scale. The assumptions made will let the Anwil Group to carry out safe operations in the future years and the generated financial surplus will be sufficient to finance the ongoing business activity and performance of projected investments in terms of development and modernisation. It is also assumed to take advantage of bank lendings in the form of overdraft and preferential loans designated for pro-ecological investments. The basic financial indicators showing financial liquidity and financing structure will remain at safe levels enabling further balancing of the Segment development.

Activity of the Basell Orlen Polyolefins Capital Group

At present Basel Orlen Polyolefins Sp. z o.o. possesses a modern production and logistics base which enables it to effectively compete on the polyolefins market. The company has two manufacturing plants of polypropylene and polyethylene, which belong to the most modern plants manufacturing polyolefins worldwide. The annual production capacity of the plants amounts to 400 thousand tonnes of polypropylene manufactured with the use of Spheripol technology and 320 thousand tonnes of high density polyethylene manufactured with the use of Hostalen technology. In aggregate with production capacity of the low density polyethylene installation the annual yield of Basel Orlen Polyolefins Sp. z o.o. plants amounts to approx. 820 thousand tonnes of polyolefins. Both installations possess modern auxiliary logistic infrastructure used for storing, packing and dispatching products by trucks and by train. The present macroeconomic conditions and the growth perspectives for the petrochemical products market for the nearest years are promising. The modern production base, attractive prices of raw materials, cooperation with one of the biggest enterprises operating in this sector worldwide and beneficial geographical location permit to favourably assess Basel Orlen Polyolefin Sp. z o.o.'s perspectives in respect of results and cash flows to be generated. Basel Orlen Polyolefins Sp. z o. o. will continue to carry out the activities aimed at optimal use of the market, production and distribution bases, which are already held. In particular, it is planned to:

- Increase the Polish market share for new products from the Basell group, i.e. high density polyethylene and copolymers;
- Optimise the distribution of products, i.e. reduce the costs and gradually increase the possibilities of product storage;
- Introduce to the production new types of polymers.

ORLEN Oil Sp z o.o.

A factor which is material for the development of the company ORLEN Oil sp. z o.o. is the idea basing on the organisation altering tendencies within the ORLEN Group which assume that the Group's oil assets will be concentrated in ORLEN Oil sp. z o.o. and also that the operations will be further carried out on the basis of three own production centres in Płock, Trzebinia and Jedlicze and on the basis of the Czech assets as well, if feasible and reasonable. It is assumed that in 2008 the overall Polish market of lubricants will increase up to 234 thousand tones and in the subsequent years it will be still growing.

A supporting factor is the increasing tendency in the number of cars in Poland and, therefore, the market of lubricants for the automotive industry. The highest increase will occur in the group of other automotive products, i.e. by almost 2.5% in 2008, as compared to 2007. Consequently, the company will be developing towards the automotive products supported by marketing activities and with a concurrent update of the offer of industrial products. A further development in terms of technology and product base is planned through long-term relations with key clients, restructuring divisions responsible for sale and marketing, and improving control over the distribution network. A significant threat for the company may be an increase in crude oil product prices and currency exchange rates. In order to minimise its effects the company successively increases the sales on the EUR and USD markets.

ORLEN Asfalt Sp. z o.o.

The factor, which is most important for the company's development is the expected increase in demand for asphalts by 2012 in relation to the national Program for constructing express roads and highways and the increase in demand for asphalts in all the neighbouring countries. A crucial factor is a still dynamic increase in crude oil prices procuring for the prices for the clients being unstable and the Lotos Asfalt price competition becoming more and more strong. In order to meet the faced challenges the company modifies its organization to make the logistics more efficient and implements a commercial strategy oriented to get to end-key clients and to develop intensive market relations.

New strategy for development of Rafineria Nafty Jedlicze S.A.

In the end of June 2007, the Supervisory Board of Rafineria Nafty Jedlicze S.A. approved a development strategy for the company. This strategy covers the years 2007–2017 and is a long-term program which refers to all aspects of the production, marketing and investing activities of the company. In accordance with the new strategy, within the nearest decade three production pillars will be built.

First of all the company will continue the processing of crude oil on the upgraded PTD (Pipe and Column Distillation) installation. As assumed it will be the processing of crude oil and gas condensate coming from the local sources (relatively less expensive) exploited by the Sanok branch of PGNiG S.A., only to a small extent supplemented with crude oil and condensates from other sources. From the processed crude oil the company will obtain cheaper components for the production of solvents and heating oils, mainly light heating oil sold through the PKN ORLEN S.A. commercial chain. Solvents and heating oil will then represent the second pillar of the business activity. The third pillar is represented by the organized system of collecting and regenerating used oils, owing to which the company will

obtain high quality bases used by other companies to produce industrial oils and lubricants. As part of the new strategy specific capital expenditures are to be implemented. First of all the solvent installation was delivered for operation. The costs of the above-mentioned investment amounted to PLN 27 million and it was considered to be covered by the new strategy although its construction has been started long time ago (18 October 2006).

Moreover, in the nearest years Rafineria Nafty Jedlicze S.A. will modernise and, in practice, will construct, a new PTD system for preliminary processing of crude oil. The works over the technical project started at the turn of September and October 2007, the facility will be delivered for operation at the beginning of the second half of 2009. It is also planned to sell shares and assets of ORLEN Group non-core companies. Concurrently, the company is still materially threatened by an increase in international prices of raw materials, which tendency may result in a material drop in demand. While the increase in prices of raw materials can effectively translate to the prices of goods only to a limited extent, the production profitability may decrease. The strategy being implemented will provide the company with a stability in terms of production and finance and will make the company independent from excise tax relieves relating to the processing of used oils, which in the past constituted its material or even main source of income.

IKS SOLINO S.A.

The market witnesses a continuously increasing demand for storage of liquid and gas hydrocarbons in salt cavities. The market trends will be stimulating the company's investment activities addressed to increase the storage capacity, introduce new products to the storage program and, first of all, aimed at developing new deposits, which would enable the company to develop this area of activity. It is also of importance for the company that the strategic and operational reserves of liquid and gas hydrocarbons are growing up on a continuous basis. Apparently, a system of mines connected with pipelines will have to be built to increase the operating capacities and to enable more reasonable management of deposits.

The current upwards trends in respect of market demand for industrial brine enable the development of its excavations and the replacement investments in respect of production capacity. In the long-term perspective this area of the company's activity will also need high-cost investments to develop new deposits.

ORLEN Deutschland AG

In 2007 ORLEN Deutschland continued to implement the "Fit for Growth" restructuring program involving the following projects (initiatives):

- Significant increase in the LPG sales volume;
- Increase in volumes under fleet cards;
- Improved effectiveness of logistics due to reduction of transport costs; and
- Organisational changes in the company.

The above projects having been consistently implemented, brought the following advantages for the company in 2007:

- Increase in proceeds from non-fuel activity;
- Reduction of the costs of stations and station maintenance;
- Increase in volumes as a result of accelerated rebranding from ORLEN to STAR;
- Material improvement of financial expenses and revenues;
- Opening additional 40 selling outlets for LPG;
- Increase in volumes under fleet cards by more than 2 million litres as compared to the planned volume.

The undertaken activities and their effects improved competitiveness of ORLEN Deutschland AG on the German market and reduced the company's sensitivity to seasonal drops in retail margins. To continue this trend, apart from the increase in the sales volume, is still one of the ORLEN Deutschland AG basic tasks for 2008.

ORLEN Gaz Sp. z o.o.

In 2007, the principles of the "Strategy for Power Safety of ORLEN Gaz sp. z o.o." were adopted. The strategy, once implemented, will enable the company's share in the domestic gas market to increase up to 25%, provide for better price stability for the clients, expansion of supply sources and real power safety in respect of LPG supplies.

The key investment projects that already commenced to be implemented in 2007 include the construction of a sea terminal for reloading liquid gas in Szczecin and a similar one in Sokółka as well as a project of the biggest country wide LPG storage centre next to Inowrocław where the gas is stored with the use of technology first ever applied in Poland. Due to the planned investments, the sources of liquid gas supply will be diversified. Once implemented they will significantly increase the reloading and storage potential of the company. The reloading capacity of the sea terminal will amount to approximately 200 tonnes of gas per hour. It will be adjusted to handle tankers of displacement

of up to 6 thousand DWT and it will possess its own warehouses. Thus, it will be possible to import gas from various sources, mainly from north and west.

As part of implementation of its strategy ORLEN Gaz sp. z o.o. will construct also, by 2012, two underground tanks (cavities) of the total capacity of 300 thousand m^3 in salt deposits located next to Inowrocław. First cavity will be started to be used already in less than three years. This investment will enable a safe and modern storage of gas, creation of reserve and independence from seasonal fluctuations of gas prices. At the location of a future warehousing centre the underground work has already started but the overground work on the terminal will commence in the end of 2008 or in the beginning of 2009. The start-up of the installation should be possible at the turn of 2009 and 2010. The cavities storage potential will satisfy in full the company's needs relating to making mandatory reserves.

The supplies from the East will significantly procure for making more efficient two reloading terminals in Sokółka in the Podlasie region and in Żurawica in the Podkarpacie region. The first of them will be ready at the end of the first quarter of next year. In Sokółka already two storage tanks were placed. At present, the construction of technological infrastructure is still in progress. Also a permit was obtained for the construction of the other terminal in Żurawica, which the commencement of is planned to start in 2009.

ORLEN KolTrans Sp. z o.o.

After the national regulations had been adjusted to the European regulations in respect of availability of railway infrastructure, the grounds were created on the Polish market for foreign private operators. The company has been improving the quality of its services due to the professional railway rolling stock, which it has acquired, and the expansion of a fleet of traction vehicles while maintaining competitive prices. A further development of the company relates to the development of license shipping and the increase in quantity of poured, unloaded and shipped crude oil products. A material factor affecting the company's development is the continuous attractiveness of railway transport as compared to other means of transport.

ORLEN Laboratorium Sp. z o.o.

The company plans to expand the LPG researches through involve selected regional laboratories. The fact that LPG services are monitored only by Płock with the increasing demand for such type of services, specifically within the eastern border zone and in the Pomorze region, makes the research longer and increases the costs of travel. Apart from the price, prospective clients are interested in the time limits within which the service can be performed and in low costs of logistics, transportation, inspector's fee and of analysis in accordance with a relevant norm. The biggest need for analytical services is recognised on terminals and in bottling plants where autogas and liquid gas is stored for municipal needs. The controlling companies focus their operations on reloading terminals. The areas offering the company's development in the nearest future include: LPG, FAME, environmental studies and analysis of piezometers.

ORLEN Eko Sp. z o.o.

The year 2007 saw the continuation of work on the construction of a modern installation of hazardous wastes thermal transformation. The investment was commenced in June 2007 and it involves the second stage of the Adjusting Program, which has been implemented by the company since 2005. At the first stage of this Program, which was ended in December 2006, a system of sludge thickening was constructed. A modern waste incinerating plant should be started up already in 2008 to replace the old one which will be totally excluded. Once it is started up the company will possess two independent technological lines with fluid furnaces, each of the annual capacity of 25,000 tonnes. The installation will comprise a developed system for gas exhaust cleaning and monitoring on an ongoing basis to meet all the environmental requirements of the European Union. The waste incinerating plant will be operating mainly for the needs of the Production Plant of PKN ORLEN S.A. to neutralise sludge which is produced in the Central Sewage Treatment Plant. Nonetheless, it will be also providing commercial services to external entities (e.g. municipal sewage treatment plants) with the use of 15-20% of its capacity. The cost of the investment will amount to more than PLN 130 million. The additional funding, in the amount of PLN 19.5 million, comes from the EU funds obtained thanks to the company's endeavours.

Płocki Park Przemysłowo-Technologiczny S.A.

In 2007 the Company's Management Board drew up the Development Strategy for the company for the years 2007-2013, which laid down strategic goals, development tendencies and results assumed. The strategy was adopted by the company's Supervisory Board in November 2007. Its strategic goal to "construct in Płock a strong and dynamically developing business centre using the synergy of Płock industry and scientific and research infrastructure and to

achieve financial effect enabling a long-term increase in the company's goodwill" will be implemented through the following strategic goals:

- Improving the attractiveness of the investment offer;
- Performance enhancing;
- Building an effective organization.

The main trends in the company's activities, in the medium-term perspective, are focused on securing investors and further construction of Płock Industry and Technology Park. In the first case the most crucial element is the investment climate, including foreign investment climate. The company's management board launched the actions aimed at improving the investment quality in the PPPT area by taking efforts to establish the Łódź Special Economic Zone Regional Park thereon as part of a new economic initiative of the Ministry of Economy. Consequently, this may result in the area of more than 130 ha to be covered by public aid, which is available only in special economic zones, namely the income tax exemptions for investors. At the first stage the company filed, on 30 July 2007, an application for the establishment of the regional park for the Łódź Special Economic Zone, which, on 31 July 2007, submitted a relevant application to the Ministry of Economy. In the other case, the investment plans of PPPT would be conditional on the disbursement of financial resources from the European structural funds. The target level of financing to be obtained, and the scope of aid to be allocated to the PPPT Project, once determined, will be decisive for the way in which the investments assumed for the years 2007 – 2013 will be implemented.

IV. STRUCTURE OF THE ORLEN GROUP IN THE COURSE OF THE YEAR 2007

As at the end of 2007, Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN S.A.") held directly or indirectly shares in the following companies:

- 105 subsidiaries;
- 5 jointly controlled entities;
- 17 associate companies.

As compared to the end of 2006, the number of subsidiaries, jointly controlled entities, as well as associate companies of the PKN ORLEN Capital Group ("ORLEN Group') has decreased from 140 to 127.

The ORLEN Group (directly affiliated companies) are divided in accordance with the following set of criteria:

4.1 Companies of a core activity

4.1.1 Companies from main branch (order based on the magnitude of the turnover)

- UNIPETROL a.s. seated in Prague, including its own Capital Group,
- AB Mazeikiu Nafta seated in Juodeikiai in Lithuania, including its own Capital Group,
- Anwil S.A. seated in Włocławek, including its own Capital Group,
- Basell Orlen Polyolefins Sp. z o.o. seated in Płock, including its own Capital Group,
- Rafineria Trzebinia S.A. seated in Trzebinia, including its own Capital Group,
- ORLEN-Oil Sp. z o.o. seated in Cracow, including its own Capital Group,
- ORLEN Asfalt Sp. z o.o. seated in Płock,
- Rafineria Nafty Jedlicze S.A. seated in Jedlicze, including its own Capital Group,
- Inowrocławskie Kopalnie Soli "Solino" S.A. seated in Inowrocław,
- ORLEN Upstream Sp. z o.o. seated in Warsaw,
- Etylobenzen Płock Sp. z o.o. seated in Płock (in liquidation).

4.1.2 Companies trading in fuel and gas (order based on the magnitude of the turnover)

- ORLEN Deutschland AG seated in Elmshorn,
- ORLEN PetroCentrum Sp. z o.o. seated in Płock,
- ORLEN PetroTank Sp. z o.o. seated in Widełka/next to Kolbuszowa,
- ORLEN Gaz Sp. z o.o. seated in Płock, including its own Capital Group,
- Petrolot Sp. z o.o. seated in Warsaw,
- ORLEN PetroProfit Sp. z o.o. seated in Niemce/next to Lublin, including its own Capital Group,
- ORLEN Morena Sp. z o.o. seated in Gdańsk,
- ORLEN PetroZachód Sp. z o.o. seated in Poznań,
- Ship-Service S.A. seated in Warsaw, including its own Capital Group.

4.2 Companies of a supplementing activity

4.2.1 Shipping companies (order based on the magnitude of the turnover)

- ORLEN KolTrans Sp. z o.o. seated in Płock,
- ORLEN Transport Płock Sp. z o.o. seated in Płock,
- ORLEN Transport Słupsk Sp. z o.o. seated in Słupsk,
- ORLEN Transport Nowa Sól Sp. z o.o. seated in Nowa Sól,
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. seated in Kędzierzyn-Koźle,
- ORLEN Transport Olsztyn Sp. z o.o. seated in Olsztyn,
- ORLEN Transport Szczecin Sp. z o.o. seated in Szczecin,
- ORLEN Transport Kraków Sp. z o.o. seated in Cracow (in bankruptcy).

4.2.2 Maintenance companies (order based on the magnitude of the turnover)

- ORLEN Automatyka Sp. z o.o. seated in Płock,
- ORLEN Wir Sp. z o.o. seated in Płock.

4.2.3 Other companies (order based on the magnitude of the turnover)

- ORLEN Projekt S.A. seated in Płock,
- ORLEN Budonaft Sp. z o.o. seated in Cracow,

- ORLEN Laboratorium Sp. z o.o. seated in Płock,
- Petrotel Sp. z o.o. seated in Płock,
- ORLEN Księgowość Sp. z o.o. seated in Płock,
- ORLEN Eko Sp. z o.o. seated in Płock,
- ORLEN Administracja Sp. z o.o. seated in Płock,
- ORLEN Medica Sp. z o.o. seated in Płock, including its own Capital Group,
- ORLEN Prewencja Sp. z o.o. seated in Płock,
- Orlen Insurance Ltd. seated in Selima on Malta,
- Płocki Park Przemysłowo-Technologiczny S.A. seated in Płock, including its own Capital Group,
- Orlen Finance AB seated in Stockholm,
- ORLEN Powiernik Sp. z o.o. seated in Płock,
- Orlen Holding Malta Ltd. seated in Selima on Malta.

4.3 Ownership changes in the ORLEN Group in 2007

The structure of the ORLEN S.A. Group in terms of entities subject to consolidation and with respect to significant stakes of shares and stock held in affiliates and other entities has been outlined in Notes 2, 9 and 10 to the consolidated financial statements for 2007.

Mayor changes in structural and capital relations within the ORLEN Group in 2007 and as at the day of preparation of this report, refer to the following events:

- The execution on 30 January 2007 by UNIPETROL a.s. as the seller and Firma Chemiczna Dwory S.A. ("Dwory") as the buyer a share sale agreement in respect of 6,236,000 ordinary bearer shares in the company KAUCUK a.s. ("KAUCUK"), each of the nominal value of CZK 1 thousand. The purchased shares represent 100% of KAUCUK's share capital and 100% of votes at KAUCUK's General Meeting. The price for the shares purchased amounts to EUR 195,000 thousand and shall be covered up by Dwory S.A. in cash. The carrying value of the purchased shares entered in the accounting books of UNIPETROL a.s. as at 31 December 2006 amounted to CZK 5,460,000 thousand. KAUCUK a.s. is a petrochemical enterprise manufacturing, among others, ethylbenzene, styrene-butadiene, polystyrene products and synthetic rubber;

  The share purchase agreement was signed on 30 January 2007 but the transaction was finally closed on 19 July 2007 upon satisfaction of covenants specified in the agreement executed on 30 January between Dwory S.A. and UNIPETROL a.s.;

- The execution, on 23 April 2007, by the companies: ORLEN PetroProfit Sp. z o.o. and ORLEN Oil Sp. z o.o. ("ORLEN Oil") of a share sale agreement in respect of shares in the company Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. ("Petro-Oil LCS"). As a result of the agreement execution, ORLEN Oil acquired from ORLEN PetroProfit, for PLN 2,280 thousand, 2,888 shares in Petro-Oil LCS, of a nominal value of PLN 500 each, of a total nominal value of PLN 1,444 thousand, representing 76% of Petro-Oil LCS's share capital and 76% of votes at Petro-Oil LCS's Shareholders' Meeting. ORLEN Oil purchased the shares in Petro-Oil LCS out of its own funds. As a result of the transaction ORLEN OIL holds 100% of shares in Petro-Oil LCS's share capital. The share capital of Petro-Oil LCS amounts to PLN 1,900 thousand and is divided into 3,800 equal and indivisible shares of the nominal value of PLN 500 each. The carrying value of the shares sold as entered in the accounting books of ORLEN PetroProfit Sp. z o.o. amounted to PLN 1,438 thousand as at 23 April 2007;

- The acquisition, on 23 April 2007, of 588 shares in the company Etylobenzen Płock Sp. z o.o. (Etylobenzen Płock) of a value of PLN 10 thousand each and of a total nominal value of PLN 5,880 thousand from Firma Chemiczna Dwory S.A. The shares acquired represent 49% of Etylobenzen Płock's share capital and 49% of votes at Etylobenzen Płock's Shareholders' Meeting. The total price for the shares acquired amounts to PLN 6,016 thousand and was paid by PKN ORLEN S.A. out of its own funds. The carrying value of the shares acquired as entered in accounting books of PKN ORLEN S.A. was equal to their purchase price. As a result of the transaction PKN ORLEN S.A. holds 100% of shares in Etylobenzen's share capital, i.e. 1,200 shares of a total nominal value of PLN 12,000 thousand.

  On 4 July 2007, the Extraordinary Shareholders' Meeting of Etylobenzen Płock Sp. z o.o. passed a resolution on dissolution of this company and appointing its liquidator;

- The registration, on 27 April 2007, by the Municipal Court in Prague, of the company Butadien Kralupy a.s. ("Butadien Kralupy") seated in Kralupy by Vltavou (Czech Republic). The company KAUCUK a.s. (KAUCUK) acquired in the above company 300 shares representing 100% of the share capital and 100% of votes at the General Meeting. The price for the shares acquired amounted to CZK 150,000 thousand and was paid in cash. The basic activities of Butadien Kralupy a.s. includes without limitation lease of real property, apartments and non-residential buildings. Butadien Kralupy a.s. will be used to construct and operate a new butadiene plant in

respect of which UNIPETROL a.s., Dwory S.A., CHEMOPETROL a.s. and KAUCUK a.s have signed an agreement.

Concurrently, on 9 May 2007, Butadien Kralupy a.s and Chemoprojekt a.s. signed the Agreement for the Construction of New Butadiene Installation and other documents relating to this agreement, of the total value of CZK 1,147,364 thousand.

On 10 July 2007, the company UNIPETROL a.s. acquired from the company KAUCUK a.s 51% of shares in the company Butadien Kralupy a.s. at the price of CZK 76,500 thousand. Consequently, UNIPETROL a.s. acquired 153 shares in Butadien Kralupy a.s. of a nominal value of CZK 500,000 CZK each, representing 51% Butadien Kralupy's share capital and 51% of the total number of votes at Butadien Kralupy's Shareholders' Meeting. The price for shares was paid by UNIPETROL a.s. in cash. The carrying value of the acquired shares as recorded in the accounting books of KAUCUK a.s. as at 9 July 2007 amounted to CZK 76.500 thousand.

The above agreements were signed in relation to the sale, by UNIPETROL a.s., of 100% of shares in KAUCUK a.s. and pursuant to the Cooperation Agreement relating to the common construction and operation of a new butadiene installation signed on 30 January 2007 between UNIPETROL a.s., Dwory S.A., CHEMOPETROL a.s. and KAUCUK a.s. The process of selling shares in KAUCUK a.s. is being carried out in accordance with the share sale agreement signed on 30 January 2007 between UNIPETROL a.s., as the seller and Dwory S.A., as the buyer;

- The acquisition, on 15 June 2007, from the company Svenska Standardbolag AB, seated in Falun (Sweden) of 5,000 shares in the company Aktiebolaget Grundstenen 108770 ("Aktiebolaget Grundstenen"), seated in Falun (Sweden) for the total amount of SEK 500,000. PKN ORLEN S.A. acquired shares in Aktiebolaget Grundstenen 108770 in order to, among others, issue Eurobonds at the turn of June and July 2007. Aktiebolaget Grundstenen is planned to be wound up after all the Eurobonds to be issued by PKN ORLEN S.A. have been repurchased from their holders. Aktiebolaget Grundstenen had not carried out any business activity before. In accordance with the share purchase agreement relating to Aktiebolaget Grundstenen, after PKN ORLEN S.A. had paid for the purchased shares, the company's General Meeting was held, which changed the company's business name to ORLEN Finance AB and defined the core business activity to be the holding and managing the assets;
- The disposal, on 6 July 2007, to EXATEL S.A. of all shares held in the company Niezależny Operator Międzystrefowy Sp. z o.o. (NOM), i.e. 168,000 shares, for the total amount of PLN 22,209 thousand representing 35% of its share capital, each of the nominal value of PLN 125. The shares transferred were paid for not earlier than on 30 July 2007 and as of this day the ownership of NOM shares passed to EXATEL S.A.;
- The merger, on 1 August 2007, of the companies CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. to form UNIPETROL RPA s.r.o. As a result of this merger, CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. were dissolved and their assets, including all the rights and obligations arising out of labour law, were transferred to UNIPETROL RPA a.s. The sole shareholder of UNIPETROL RPA a.s. is UNIPETROL a.s. UNIPETROL RPA a.s.'s share capital amounts to CZK 200,000;
- The filing, on 6 August 2007, by ORLEN Transport Kraków Sp. z o.o. with the District Court for Kraków – Śródmieście in Cracow, VIII Commercial Division for bankruptcy and rehabilitation, of a petition in bankruptcy in respect of the company including the winding-up of the company's assets. The petition was filed by the company's Management Board due to the fact that the total amount of liabilities of ORLEN Transport Kraków Sp. z o.o. exceeds the value of its share capital. This situation resulted from the tax decisions issued by the Customs Office in Cracow in respect of excise tax. PKN ORLEN S.A. holds 98.41% of shares in the share capital of ORLEN Transport Kraków Sp. z o.o.

  On 29 October 2007, the District Court for Cracow declared ORLEN Transport Kraków Sp. z o.o. bankrupt and its assets to be wound up;
- The sale of shares in the company Petromor Sp. z o.o., on 28 September 2007, to Siarkopol Gdańsk S.A. ("Siarkopol Gdańsk"). As a result of the agreement execution, PKN ORLEN S.A. sold to Siarkopol Gdańsk 26,475 shares in the company Petromor Sp. z o.o. of the nominal value of PLN 50 each and of the total nominal value of shares sold of PLN 1,323.75 thousand representing approximately 51.31% of the share capital and votes at Petromor's Shareholders' Meeting for the total price of PLN 970 thousand. The price for the shares sold was paid within 4 days of the agreement execution. The ownership of shares was transferred to Siarkopol Gdańsk S.A. upon the payment of price;
- The entry, on 23 October 2007, in the Lithuanian commercial register an indirect subsidiary of PKN ORLEN S.A. – UAB Mazeikiu Nafta Health Care Centre z ograniczoną odpowiedzialnością ("MN Health Centre") seated in Juodeikiai. The company AB Mazeikiu Nafta ("Mazeikiu Nafta") acquired in the company MN Health Centre 10 thousand shares of the nominal value of LTL 1 each. The acquired shares represented 100% of the share capital and 100% of votes at MN Health Centre's General Meeting of Shareholders. The carrying value of the shares

acquired as disclosed in the accounting books of Mazeikiu Nafta as at 23 October 2007 amounted to LTL 10 thousand. The price for the shares acquired was paid up by Mazeikiu Nafta in cash in the amount of LTL 10 thousand;

- The sale, on 31 October 2007, by UNIPETROL a.s. to DEZA a.s. of the shares in the company AGROBOHEMIE a.s. ("Agrobohemie") and the shares in the company Synthesia a.s. ("Synthesia"). On the basis of the two above agreements, UNIPETROL sold to DEZA a.s.:
  - 46,950 ordinary shares in AGROBOHEMIE a.s., representing 50% of AGROBOHEMIE's share capital and the same number of votes at AGROBOHEMIE's General Meeting. The nominal value of one share in AGROBOHEMIE a.s. amounted to CZK 10.8 thousand;
  - 26,447,571 ordinary bearer shares in Synthesia, representing 38.79% of Synthesia's share capital and the same number of votes at Synthesia's General Meeting. The nominal value of one Synthesia's share amounted to CZK 40.

  Concurrently with the execution of the above share purchase agreements, on 31 October 2007, UNIPETROL a.s. and DEZA a.s. executed the agreement concerning the disputes pending between them. As a result of the signed Agreement UNIPETROL a.s. will not be obliged to pay DEZA a.s. any damages or contractual penalties, which DEZA a.s. was claiming from UNIPETROL a.s.; concurrently DEZA a.s. will withdraw all its court actions filed against UNIPETROL a.s..

  On 18 January 2008, the ownership of 47 thousand shares in AGROBOHEMIE a.s. and 26,447,571 shares of a nominal value of CZK 40 and 1,529,591 shares of a nominal value of 400 CZK in Synthesia were transferred from UNIPETROL a.s. to DEZA a.s.. The shares were transferred on the basis of two agreements executed on 31 October 2007 between UNIPETROL as the seller and DEZA a.s., as the buyer;

- The acquisition, on 9 November 2007, by the company UNIPETROL a.s. from MEI-Tsjechie en Slowakije Fonds N.V. ("TSF"), MIDDEN EUROPESE BELEGGINGSMAATSCHAPPIJ S.A. ("MEB") and Blue Mountain s.r.o. ("Blue Mountain") the shares in PARAMO a.s. company. On the basis of three agreements UNIPETROL a.s. bought shares representing 14.51% of PARAMO a.s.'s share capital for the total amount of CZK 241,303,750. The ownership of shares was transferred on 23 November 2007 against the payment of the agreed price;

- The acquisition, on 14 November 2007, by UNIPETROL a.s. from ConocoPhillips Central and Eastern Europe Holdings B.V. of 2,101 shares in the company Czeska Rafinerska a.s, representing 0.225% of this company's share capital;

- The sales, on 12 December 2007, by Rafineria Nafty Jedlicze Spółka Akcyjna S.A. to Petro-Mechanika Sp z o.o. of 16,879 shares in Raf-Remat Sp. z o.o. The ownership of sold shares in Raf-Remat to Petro-Mechanika was transferred upon signing the agreement. The sold shares represented 96% Raf-Remat's share capital and 96% of votes at the General Meeting of Raf-Remat. A nominal value of each Raf-Remat share amounted to PLN 100. The carrying value of the shares sold disclosed in the accounting books of Rafineria Jedlicze as at 12 December 2007 amounted to PLN 1,687.9 thousand. The price for the shares sold amounts to PLN 2,600 thousand and was paid up by Petro-Mechanika in cash. Additionally, on 12 December 2007 Rafineria Jedlicze sold to Petro-Mechanika non-current assets used by Raf-Remat for its operations, for the net total amount of PLN 1,050 thousand;

- On 20 December 2007 PKN ORLEN S.A., acting as Donator concluded an agreement with the Community of Płock regarding donation of shares of Wisła Płock S.A. seated in Płock as well as donation agreement of Kazimierz Górski Stadium. PKN ORLEN S.A. donated to the Community of Płock 10,000 registered shares in Wisła Płock S.A. of a nominal value PLN 100 each and of a total nominal value of PLN 1,000 thousand accounting for 100% share capital and votes at the General Shareholders Meeting of Wisła Płock S.A. The transfer of rights to donated shares was performed as at the moment of signing the donation agreement.

- The registration, on 2 January 2008, by the District Court for the capital city of Warsaw, of the company ORLEN Transport Spółka Akcyjna seated in Płock ("ORLEN Transport S.A."). PKN ORLEN S.A. took up 65,460,141 shares in ORLEN Transport S.A., of a nominal value of PLN 1 each, representing approximately 97.61%of the share capital and 97.61% of votes at the General Meeting of ORLEN Transport S.A. ORLEN Transport S.A. was established as a result of a merger of six subsidiaries of PKN ORLEN S.A.: ORLEN Transport Płock Sp. z o.o., ORLEN Transport Kędzierzyn-Koźle Sp. z o.o., ORLEN Transport Nowa Sól Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Słupsk Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o. The core operations of ORLEN Transport S.A. include road transport of goods with specialized vehicles, including particularly fuel transport. The investment of PKN ORLEN S.A. in the shares of ORLEN Transport S.A. is a long-term investment;

- The registration, on 14 March 2008, by Kamer Van Koophandel in Amsterdam (Chamber of Commerce), of a Dutch law company which will operate under the name of ORLEN International Exploration & Production Company BV seated in Amsterdam ("OIEP"). PKN ORLEN S.A. took up 180 shares in OIEP, of a nominal value of EUR 100 EUR each, representing 100% of the share capital and 100% of votes at OIEP's shareholders' meeting. The shares which were taken up were paid up in full by PKN ORLEN S.A. in cash in the amount of EUR 18,000.

  The core operations of OIEP include, among others: crude oil mining, natural gas mining, geological operations, research activity. The PKN ORLEN S.A.'s investment the company OIEP is a long-term investment.

- On 18 March 2008, the Extraordinary Shareholders' Meeting of the company Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. seated in Legnica ("Petro-Oil DCS"), passed a resolution on the acquisition by Petro-Oil DCS of own shares held by ORLEN Oil Sp. z o.o. (under article 199 § 1, 2 and 6 and article 200 § 1 of the Code of Commercial Companies). Therefore, on 18 March 2008 ORLEN Oil Sp. z o.o., as the seller and Petro-Oil DCS, as the buyer entered into a share purchase agreement in respect of 264 shares in Petro-Oil DCS, representing 24% of the company's share capital, in order to redeem them. The nominal value of each redeemed share of Petro-Oil DCS amounts to PLN 500. The carrying value of the redeemed shares reflected in the accounting books of ORLEN Oil Sp. z o.o. as at 18 March 2008 amounted to PLN 132,000. The total net payment due to ORLEN Oil Sp. z o.o. for the redeemed shares amounts to PLN 600,000.72.

- On 9 April 2008 OIEP purchased from Odin Energi A/S seated in Hellerup, Denmark ("Odin Energi") shares in Odin Energi Latvija ("Odin Energi Latvija").

  As a result of the contract OIEP acquired from Odin Energi 500 shares in Odin Energi Latvija of a nominal value of 5 LVL each share (i.e. approximately PLN 24.81 based on PLN/LVL average exchange rates of the National Bank of Poland as at 9 April 2008), accounted for 50% of share capital of Odin Energi Latvija and 50% of votes at the Shareholders General Meeting of Odin Energi Latvija. The agreement was concluded parallel to share purchase agreement for the other 50% shares in Odin Energi Latvija by the PKN ORLEN's partner Kuwait Energy Company. Kuwait Energy Company purchased shares indirectly through its subsidiary Kuwait Energy Netherlands Corporation.
  The price for the shares amounts to USD 950,000 (i.e. approximately PLN 2,089,715 based on average PLN/USD exchange rates of the National Bank of Poland as at 9 April 2008) and will be covered by own means of OIEP. The transfer of ownership of Odin Energi Latvija shares to OIEP will be carried out on the day of the payment for purchased shares. The carrying value of purchased shares in the OIEP's books will amount to their purchase price.
  The OIEP's investment in shares of Odin Energi Latvija is of a long-term character. The purchase of shares in Odin Energi Latvija gives the right to 45% stake in concessions for exploration and extraction of crude oil and natural gas in the Latvian economic zone of the Baltic Sea.
  The core activities of Odin Energi Latvija is mainly exploration, recognition and extraction of hydrocarbons.

4.4 Projected directions of development and policy of the ORLEN Group

On 16 November 2007 the Supervisory Board of PKN ORLEN S.A. accepted the document called "Strategy of the PKN ORLEN Group for years 2007 to 2012". The Strategy assume updated approach towards previous process of creating the value of ORLEN Group. The new value will be generated by two complementary strategy pillars in the area of organic and inorganic growth.

The strategy assumes achievement of the following financial goals by the PKN ORLEN Group in 2012:
- EBITDA indicator (valuation of stock expenditure based on LIFO): PLN 11 billion,
- ROACE indicator: 14%,
- CAPEX expenditure: PLN 3.5 billion annually on average; PLN 21.3 billion in total,
- Financial leverage ratio: 30-40%.

The segment generating the most significant growth of EBITDA (PLN 3.8 billion) is to be refinery segment. This will be a result of significant investment program, which will be realized in all refineries of the ORLEN Group (CAPEX – PLN 8.4 billion). Second most significant segment as far as EBITDA growth is concerned is to be the petrochemicals segment, with the result growth amounting to PLN 0.9 billion. The dynamic development is also foreseen as far as retail segment is concerned, with its growth up to additional PLN 0.6 billion. The Chemical segment and the segment of other activities will generate approximately PLN 1 billion.

The planned CAPEX in years 2007 to 2012 in the ORLEN Group divided into segments of activities amount to:
- Refinery PLN 8.4 billion,
- Retail PLN 3.2 billion,
- Petrochemicals PLN 5.8 billion,

- Chemicals PLN 1.7 billion,
- Other PLN 2.2 billion.

The strategy does not assume the change in the previous dividend policy. Based on that assumption the half of free cash flow will be paid to the shareholders. The priority is given to the necessity of maintaining the appropriate level of investment rating though.

More details regarding planned actions within the updated strategy was described in point III on page 28.

As regards the Capital Group companies, the following development directions are implemented in order to increase the efficiency of the companies' operations:

Strategic companies

UNIPETROL a.s.

- In 2007 the implementation was continued of the projects comprised by the Partnership Program aimed at improving operational effectiveness in the UNIPETROL Group companies by a transfer of the best practices from PKN ORLEN S.A. It is initially assessed that the business objectives relating to the Partnership Program were achieved already in 2007, i.e. one year before the scheduled end of the Program with the estimated impact on EBITDA of UNIPETROL Group in 2007 at the announced level of EUR 138 million (in the constant macroeconomic conditions);
- In 2007 further steps were undertaken in the area of restructuring the organisation of the Unipterol Group and optimisation of legal structures which made it possible to simplify the management and organisational structure model and to harmonise business streams. The business process standardisation resulted in the Shared Service Centre having been established which allowed to make more uniform the activities in the area of accounting, payroll, IT assistance and procurement services for the UNIPETROL group companies. Moreover, in 2007 further activities were carried out in order to unify the structures of PKN ORLEN S.A. and UNIPETROL through the commencement of the process of splitting the business into production and commerce and, subsequently, the merger with business segments of PKN ORLEN S.A. through personal unions. In 2008 the present commercial and production segments of UNIPETROL RPA s.r.o. are to be demerged to form separate companies. These changes will help to further implement the segment management idea and to deeper integrate business processes;
- In 2007 the works were carried out in relation to the UNIPETROL capital group divestment and restructuring processes involving the disposal of shares in AGROBOHEMIE a.s., Synthesia a.s. and KAUCUK a.s.;
- The acquisition of shares in PARAMO a.s. and Butadien Kralupy a.s. will allow to manage the company more efficiently and to strengthen the UNIPETROL a.s. position on the petrochemical products market;
- The increased number of shares in the company CESKA RAFINERSKA a.s. is another step in the long-term UNIPETROL a.s. strategy basing on three basic areas of operations: crude oil processing, petrochemistry development and reconstruction of its position on the retail market.

Anwil S.A.

- The target area of operations includes PVC and plastics manufacturing;
- The modern production line for CV and PVC as well as the modern installation for nitro-chalk and other production line installations (ammonia, nitric acid, ammonium nitrate) put the company amongst the international leaders in the chemical sector;
- Creating and development of chemical segment of the ORLEN Group; among others: through the acquisition of the majority stake in the Czech company Spolana.

Basell Orlen Polyolefins Sp. z o.o.

- At present, the company holds a modern manufacturing and logistics base which enables it to effectively compete on the polyolefins market;
- Basell Orlen Polyolefins Sp. z o.o. has two plants manufacturing polypropylene and polyethylene which are amongst the most modern polyolefins manufacturing plants world wide. The annual production capacity of the plants amounts to 400 thousand tonnes of polypropylene manufactured in Spheripol technology and 320 thousand tonnes of high density polyethylene manufactured in Hostalen technology. Including the production capacity of the low density polyethylene installation, the annual capacity of the BOP plants amounts to approximately 820 thousand tonnes of polyolefins.
- It is forecast that the domestic polyolefins market should be further developing at the rate of 6 to 9 % per year, i.e. by a few percentage points faster than the Western European market where the consumption of plastic per one habitant is twice as much as in Poland.

Rafineria Trzebinia S.A.

- The role of Rafineria Trzebinia S.A. in the ORLEN Group is of great significance due to the obligation to achieve the National Target Ratio starting from 2008, which imposes the obligation to introduce to the market a specified volume of biocomponents, for instance esters;
- The recommencement in April 2007 of crude oil processing on the Pipe and Tower Distillation Plant ("PTD") and a contract with PGNiG for the purchase of crude oil (executed for a period until the end of 2008) will enable Rafineria Trzebinia to generate a positive margin on the sale and to increase the sales volume;
- The Voivodship Administrative Court in Kraków lifted the mortgage established by the Custom Duty Chamber on the real property of Rafineria Trzebinia S.A. for the total amount of approximately PLN 100 million, what allows the entity to incur liabilities pledged by the released mortgage;
- In December 2007 a fiscal inspection was completed. The inspection took almost three years and was related to the reliability of taxable bases declared by Rafineria Trzebinia S.A. and correctness of calculation and payment of VAT and excise tax for 2002. The collected evidence against applicable tax regulations showed that the excise tax settlements conducted by Rafineria Trzebinia S.A. for 2002 was correct. The inspection relating to the years 2003 – 2004 is pending.

ORLEN Oil Sp. z o.o.

The development of ORLEN OIL Sp. z o.o., was enhanced mainly by the organisational changes within the ORLEN Group aimed at focussing oil assets of the Capital Group around the company ORLEN-Oil Sp. z o.o., including without limitation:
- Further business activity carried out on the basis of two internal manufacturing centres in Płock and Trzebinia and, eventually, in Jedlicze;
- Oil business being carried out, taking into account Czech manufacturing assets, if feasible and reasonable.

Rafineria Nafty Jedlicze S.A.

The Company's development strategy is implemented through:
- Improvement of the used oil collection system;
- Completion of the investment in the installation for the production of organic solvents in 2007;
- Modernisation and start up of Pipe and Tower Distillation Plant until 2009.

IKS SOLINO S.A.

- The increased demand for storing liquid and gas hydrocarbons in cavities stimulates the company's investments;
- IKS Solino S.A. uses the exploited areas in salt mines as unconventional storage sites for PKN ORLEN S.A.'s crude oil and fuels;
- In accordance with the assumptions adopted, for the purpose of storing mandatory reserves, in 2007 the following warehousing capacity was designed:
  - 3,502 thousand tonnes for crude oil and
  - 841 thousand tonnes for liquid fuels.

Fuel distributing companies

Regional Market Operators, the "RMO"

The main assumptions of the strategy relating to the operation of PKN ORLEN S.A. Regional Market Operators, provide for the following:
- Concentrating the RMO companies' business on the fuel wholesale with total exclusion of, for instance, retail business;
- Restructuring of the RMO companies in order to optimise distribution costs and improve efficiency of their core business;
- Improving operational control and effectiveness through the implementation of personal union, i.e. the common Management Board and Supervisory Board to govern all the RMO companies;
- Takeover by PKN ORLEN S.A. of full control over the RMO companies; at present PKN ORLEN S.A. holds 100% of shares in all the five RMO companies;
- Implementing in all the RMO companies a common IT system SAP-OIL in order to make more efficient the sale handling and reporting;
- Launch of the RMO companies consolidation process. Four out of five ROR companies (ORLEN Morena Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroProfit Sp. z o.o., ORLEN PetroZachód Sp. z o.o.) will be

merged to form one entity. The merged entity will operate on the basis of a scheme assuming headquarters and local offices. Given its unregulated legal situation and costs that it may potentially incur because of losing a status of a supported enterprise (*zakład pracy chronionej*), ORLEN PetroTank Sp. z o.o. will be formally and legally merged later on. The company participates however in the consolidation of ROR companies in terms of business (personal union, procurement group).

ORLEN Deutschland AG

It has been planned to maintain the company within ORLEN Group. In 2007 the Company successfully finished the restructuring program called "Fit for Growth", with its following main initiatives:
- Direct costs reduction on the petrol stations and an increase in non-fuel goods turnover;
- Improvement in revenues from sales of services and non-fuel merchandise as a result of implementing the so-called "category management", loyalty program for dealers and rental of any vacant warehouse spaces;
- Lowering of retail expenses (network costs, IT, technical petrol station expenses as well as personnel costs);
- Improvement of network structure;
- Lowering of financial costs.

All of these initiatives allowed to achieve positive and higher than planned operating profit, as well as significant decrease in costs as compared to prior years and they have improved the competitiveness of ORLEN Deutschland AG on the German market.

ORLEN Deutschland AG will realize its further development through:
- Widening of petrol station network through the acquisition, construction and reconstruction of petrol stations;
- An increase in the turnover as a result of the new problem-oriented marketing strategy;
- Optimization of the costs structure and the organization structure as a result of fulfilment of budgeted goals assumed for the year 2008;
- Consequent network restructuring policy as well as divestment activity depending on closing down not profitable petrol stations in 2008 and further change of dealers on the stations based on the assessment ratios.

Other companies

Transportation companies

In January 2008 the entity ORLEN Transport S.A. was created out of six shipping companies of ORLEN Group:
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.,
- ORLEN Transport Nowa Sól Sp. z o.o.,
- ORLEN Transport Olsztyn Sp. z o.o.,
- ORLEN Transport Płock Sp. z o.o.,
- ORLEN Transport Słupsk Sp. z o.o.,
- ORLEN Transport Szczecin Sp. z o.o.

ORLEN Transport S.A. is subsidiary of PKN ORLEN S.A. that owns 65,460,141 shares of new entity i.e. 97.61% of the share capital. Consolidation of the entities will ensure an increase of the economical and financial potential of a new entity as well as an increase in assurance of capability to function in a market conditions. A new strong entity is also a sign of unified fleet, CAPEX rationalization, an increase in a transportation possibilities, optimization of shipping itineraries and stopping-places as well as an increase in efficiency of usage of the fleet and simultaneously decreasing expenses. Integrated entity guarantee significantly better position in relation to competitors. Core activities of ORLEN Transport S.A. will comprise insurance of timely deliveries to PKN ORLEN S.A. petrol stations or to the clients of ORLEN Group, realizing additionally program of optimization of logistics expenses in the whole supply chain. Additionally the company provides with people microbus and bus transportation, canvas cover transportation and specialist services (oversize transportation and lifting services). Until 2014 the new entity is to invest PLN 90 million especially for reconstruction of the fleet. The company commenced its activity on 1 January 2008 and employed 765 people, who were transferred based on art. 23' of Labor Code.

Service providing companies

The companies will remain within the ORLEN Group as a result of strong relationships with key activity of ORLEN Group as well as the significant role they play in the maintaining of technical efficiency of the machinery.

V. CHANGES IN ORGANIZATION AND MANAGEMENT OF PKN ORLEN S.A. AND ENTITIES FROM ORLEN GROUP

The Organization Regulations of PKN ORLEN S.A. accepted by the Management on 24 October 2006 was in force until 10 January 2007. On 11 January 2007 the Management accepted the new Organization Regulations, based on which the following duties were assigned among the Management Board Members:

- President of the Management Board, General Director,
- Vice President of the Management Board, Capital Expenditure,
- Vice President of the Management Board, Cost Management,
- Vice President of the Management Board, Upstream & Crude Oil Procurement,
- Vice President of the Management Board, Audit and Regulations,
- Vice President of the Management Board, Sales,
- Member of the Management Board, Chief Financial Officer,
- Member of the Management Board, Organization and Capital Group.

The Deputy General Director (Operations) is responsible for the area of production, motion maintenance, development of production, technology and capital expenditure.

The Supervisory Board of PKN ORLEN S.A. during the meeting held on 18 January 2007 dismissed Mr Igor Chalupec from the position of the President of the Management Board and appointed Mr Piotr Kownacki, previous Vice President of the Management Board (Audit and Regulations), performing the function since 23 October 2006.

On 30 January 2007 the Management Board of PKN ORLEN S.A. passed a resolution on new division of competences among Members of the Management Board, based on which area of Vice President of the Management Board (Audit and Regulations) was liquidated. Supervision over the areas of technology, energy supply, production and technology development, capital expenditure, refinery production, chemical production, petrochemical production and oil production was transferred to the Deputy General Director (Operations).

The Supervisory Board of PKN ORLEN S.A. during the meeting held on 15 March 2007 dismissed with the majority of votes Mr Jan Maciejewicz, on his motion, from the position of Vice President of the Management Board (Cost Management) and on the President's motion, Mr Cezary Smorszczewski was appointed unanimously to the position of Vice President of the Management Board (Capital Expenditure). Concurrently during the same meeting Mr Krystian Pater was appointed to the position of the Member of the Management Board of PKN ORLEN S.A.

As a result of the above mentioned changes on 20 March 2007 the Management Board of PKN ORLEN S.A. passed the resolution changing the division of competence among the Board Members of PKN ORLEN S.A. and as a result the effective division is as follows:

- President of the Management Board, General Director,
- Vice President of the Management Board, Upstream & Crude Oil Procurement,
- Vice President of the Management Board, Sales,
- Member of the Management Board, Chief Financial Officer,
- Member of the Management Board, Organization and Support Functions,
- Member of the Management Board, Production.

Organization structure of PKN ORLEN S.A. has been adjusted to the new division of competences among the Members of the Management Board as at 12 April 2007.

As a consequence of passed resolution by the Supervisory Board resulting in a change of the function of the Member of the Management Board (Chief Financial Officer) into the function of the Vice President, the Management Board of PKN ORLEN S.A. passed the resolution as at 16 May 2007 complied with the above mentioned changes. As at the same date the new Organization Regulations of PKN ORLEN S.A. became binding.

The Supervisory Board of PKN ORLEN S.A. during the meeting held on 30 July 2007 on a motion of the President of the Management Board dismissed Mr Paweł Szymański from the position of the Vice President of the Management Board (Chief Financial Officer). Concurrently Mr Dariusz Formela has been appointed by the Supervisory Board to a position of the Member of the Management Board of PKN ORLEN S.A. As a result of the above mentioned changes on 31 July 2007 the Management Board of PKN ORLEN S.A. performed the new division of competence among the Board Members of PKN ORLEN S.A. As a result of that the area of the Member of the Management Board (Organization and Support Functions) has been split into two areas:

- Area of the Member of the Management Board (Organization and Capital Group), that covers the supervision over organization area and integration of possessed assets, safety of work and environmental protection among

the entities from the ORLEN Group, including also UNIPETROL Group, that has been so far under supervision of the General Director;
- Member of the Board (Purchases and IT), who took over the supervision over the IT, purchases, legal services, regulation risk exposure, regulation market, protecting the classified information as well as security and control.

As a result of the dismissal of the Vice President of the Management Board (Chief Financial Officer) particular divisions from the area of the Vice President of the Management Board (Chief Financial Officer) have been reassigned to the area of the Vice President of the Management Board (Upstream and Crude Oil Procurement), who finally took over the control over the area of crude oil procurement, exploration and extraction, planning and controlling, finance management, cost management, taxation, coordination of the Complex Margin Optimization Program (CMO), investor relations and capital investments and divestments. Coordination of the area connected with planning and controlling, finance management, cost management, taxation, coordination of the CMO program as well as investor relations was handed over to Executive Director responsible for Planning and Controlling.

Above presented changes in division of competences among the Members of the Management Board of PKN ORLEN S.A. were introduced to the Organization Regulations of PKN ORLEN S.A. by means of the appendix no.1 as at 14 August 2007.

The Supervisory Board of PKN ORLEN S.A. during the meeting on 23 August 2007, on motion of the President of the Management Board appointed Mr Waldemar Maj to the position of the Vice President of the Management Board of PKN ORLEN S.A. effective 3 September 2007. As a result, at 4 September 2007 the Management Board passed resolution introducing changes in the division of competences among the Members of the Management Board. According to that the competences of the President of the Management Board, General Director, has been extended by the supervision over the HR area, strategy and development, public relations, management service and audit. Additionally the new area was designed under the authority of the Vice President (Chief Financial Officer), such as supervision over accounting, controlling, finance management, cost management, taxation, management of the deliveries chain as well as investors relations. As at that day the competences of the Vice President (Upstream & Crude Oil Procurement) was changed in a way that the main responsibilities covered crude oil trade, exploration and extraction of crude oil, capital investments and divestments.

Additionally the works connected with the creation of the Accounting Shared Services Centre for PKN ORLEN S.A. and the ORLEN Group have continued in 2007. During 2007 there have been employees transferred from the Property Accounting Department area of liabilities, employees expenditure, financial operations, receivables and general ledger accounting to the ORLEN Księgowość Sp. z o.o.

The Supervisory Board of Rafineria Nafty Jedlicze S.A. accepted the modified Organization Regulations on 13 April 2007. New Organization Regulations include new organization structure, where new production unit has been separated due to starting up a new installation of dissolvent production.

Realizing the assumptions of implemented segment management in ORLEN Group, established for the purposes of regulating ORLEN Group crucial issues regarding core activities, Rafineria Nafty Jedlicze S.A. introduced the following procedures and regulations in 2007:
- Recruitment and selection procedure in Rafineria Nafty Jedlicze S.A.,
- Employees adopting procedure in Rafineria Nafty Jedlicze S.A.,
- Succession plan regulations,
- Handing over the information regarding lobbying activities in Rafineria Nafty Jedlicze S.A.

Moreover the Management Board of Rafineria Nafty Jedlicze S.A. recommended to all Supervisory Boards from the entities belonging to capital group of Rafineria Nafty Jedlicze introducing in the supervised entities the following procedures of the segment management:
- Procurement procedure,
- Procedure for creating the image of the entitiy,
- Recruitment and selection procedure,
- Employees adopting procedure,
- Succession plan regulations.

On 6 November 2007 the Supervisory Board of Rafineria Trzebinia S.A. decided to make changes in the system of the company's management, resulting in appointment of the third Member of the Management Board responsible initially for finance and restructuring, and afterwards for trade and logistics. Additionally the previous Chairman of the Supervisory Board of the entity became the President of the Management Board. Within the structure of the Management Board remained Member of the Board responsible for the production segment.

The Management Board after analysing of the previous organization structure decided to implement changes in order to improve its functionality and mutual relations among existing organization structures. The following step was the division of competences among the Members of the Management Board in order to assign to all its Members responsibilities for certain activities areas in relation to the new organization structure. The particular emphasis was put on deep restructuring of particular areas of activities of Rafineria Trzebinia S.A. and its capital group. In relation to assumptions, the restructuring of Rafineria Trzebinia S.A. Group will be focused on cost saving and simultaneously aiming at fast revenues growth from sales in new areas, which will allow to realize the development strategy and the increase of Rafineria Trzebinia Group value.

The aim of above mentioned changes will also be the improvement of management organization as well as the improvement of the image perceived externally and reconstruction of clients relations of Rafineria Trzebinia S.A.

On 23 October 2007 a new entity UAB Mazeikiu Nafta Health Care was registered within the Mazeikiu Group. Main activity of the company is providing with health care services for both individual clients and public health care purposes, training services and performing of working conditions analysis for the clients of AB Mazeikiu Nafta. Additionally by the end of 2007 the Mazeikiu Group commenced preparation works in the area of separating the administrative activity into the subsidiary. On 18 January 2008 the idea of establishing administration entity was accepted by the Management of AB Mazeikiu Nafta. The entity will commence its activity in 2008. Its activity will cover gastronomy, maintenance of the property and washing services. It is possible that there will be more administrative areas transferred from other entities.

As a result of restructuring activities of the UNIPETROL Group the Shared Service Centre was created in January 2007. This Centre provides with accounting services, payroll calculations, IT support as well as purchases. Shared Services Centre was created within the structure of UNIPETROL RAFINERIE a.s. and since the beginning of April 2007 the company has been acting as an independent entity named UNIPETROL Services s.r.o. In the company there have been further works performed in order to cover more UNIPETROL Group entities.

In 2007 there have been divestments and investments activities carried out in order to organize the structure of the capital Group of UNIPETROL based on the strategic assumptions accepted in 2006. In August 2007 both CHEMOPETROL a.s. and UNIPETROL RAFINERIE a.s. merged into UNIPETROL RPA s.r.o. which is to be a temporary stage on the way to fully separating production part from commercial one within UNIPETROL Group. Such split will allow to simplification of deciding process and will improve management efficiency. In October 2007 the agreement was concluded with DEZA a.s. regarding disposal of shares in AGROBOHEMIE a.s. and Synthesia a.s., resulting in DEZA's withdrawal of the claim for contractual penalties. In July 2007 the company disposed also shares in KAUCUK a.s. In November 2007 the company acquired shares in PARAMO a.s. and CESKA RAFINERSKA. The company continue searching for attractive assets to acquire in its strategic area. Concurrently in 2008 there are plans for further restructuring actions in order to organize UNIPETROL Group in the area of UNIPETROL TRADE a.s.

VI. DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE APPLICATION OF CORPORATE GOVERNANCE

Since 1 January 2008 at the Warsaw Stock Exchange the amended corporate governance principles applicable on the capital market have applied. They have been announced in the form of "Best Practices of the Companies Listed at Stock Exchange". The amended Best Practices provide for a slightly different, as compared to the formerly applicable, approach to the notification by a company of its compliance with corporate governance principles. Since 1 January 2008 the companies have not declared, as before, their compliance with best practices in the form of a table but they submit relevant annual compliance reports.

PKN ORLEN S.A. submitted the Report on the Company's compliance with corporate governance principles in the form of a separate attachment to the annual financial statements for 2007.

VII. ADDITIONAL INFORMATION

7.1 Significant agreements

The significant agreements concluded by PKN ORLEN S.A. in 2007 include the following:

1. On 17 January 2007 PKN ORLEN S.A. signed an agreement with PETRACO Oil Company Ltd. for the supplies to PKN ORLEN S.A., via "Druzhba" pipeline up to 3,360 thousand tonnes of REBCO type crude oil annually. The crude oil will come from the resources of the Rosneft company. The agreement has been in force from 1 January 2007 and it expires on 31 December 2011. The Parties to the agreement provided for an option of extension of 1 year or more. In the case of no supplies or delayed supplies, the agreement provides for contractual penalties in excess of the PLN equivalent of EUR 200 thousand translated at the average EUR exchange rate of the National Bank of Poland as at the agreement execution date. The forecast value of supplies by 31 December 2011 amounts to approx. USD 6,000,000 thousand (i.e. approx. PLN 18,100,000 thousand at the average USD exchange rate of the National Bank of Poland as at 17 January 2007).
2. On 18 January 2007 PKN ORLEN S.A. concluded with Dwory S.A. three long-term agreements for the supply to Dwory S.A. of ethylobenzene, butadiene 1.3 and C4 fraction. The first agreement concerns the sale of ethylobenzene in annual quantities of 120 thousand tonnes of the product, not less however than 105 thousand tonnes per year. The estimated value of the agreement during its term, i.e. minimum 15 years, amounts to approx. PLN 6,000,000 thousand. The ethylobenzene supplies to Dwory S.A. will start at the latest by 1 January 2010, with the right to delay this date once by not more than 9 months without any consequences for PKN ORLEN S.A. The agreement entered into force on 18 January 2007 and cannot be terminated by any of the parties for at least fifteen years starting from the date when the ethylobenzene supplies start. The second agreement concerns the sale of butadiene 1.3 in the amount of not less than 57 thousand tonnes in 2007 and not less than 60 thousand tonnes in the period from 1 January 2008 to 31 December 2023. In total PKN ORLEN S.A. will provide not less than 897 thousand tonnes of butadiene 1.3 during the term of the agreement. The estimate value of the agreement for the sale of butadiene during its term amounts to approx. PLN 2,500,000 thousand. The third agreement concerns the sale of C4 fraction in the quantities specified in the supply schedule revised on an annual basis, not less than 20.6 thousand tonnes in 2007. The agreement was concluded for a period from 1 February 2007 to 31 December 2022. The estimate value of the agreement for sale of C4 fraction during its term amounts to approx. PLN 68,000 thousand.
3. On 18 July 2007 PKN ORLEN S.A. signed an agreement with KD Petrotrade FZE seated in the United Arab Emirates ("Petrotrade"), for the supplies via "Druzhba" pipeline, to PKN ORLEN S.A. of 2,400 thousand tonnes of REBCO type crude oil annually. The agreement entered into force on 1 July 2007 and will remain in force until 30 June 2010. The parties to the agreement provided for an option of extension by 2 years or more. As at the agreement conclusion date the forecast value of supplies until 30 June 2010 amounts to approx. USD 3,900,000 thousand (i.e. approx. PLN 10,600,000 thousand translated at the average PLN/USD exchange rate of the National Bank of Poland as at 18 July 2007).
4. On 20 December 2007 PKN ORLEN S.A. executed an annual agreement with Anwim S.A. of an estimate total value of PLN 1,200,748 thousand. Under this agreement PKN ORLEN S.A. sells to Anwim S.A. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. Additionally on 28 December 2006 PKN ORLEN S.A. concluded an agreement with Anwim Sp. z o.o. (currently Anwim S.A.) for sale of gasoline and diesel oil in 2007 in amount of PLN 938,776 thousand. The estimate total value of the agreements executed within the last 12 months between PKN ORLEN S.A. and Anwim S.A. amounts to PLN 2,139,525 thousand;
5. On 21 December 2007 PKN ORLEN S.A. executed with Shell Polska Sp. z o.o. an annual agreement for the sale of gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008 to Shell Polska Sp. z o.o. The value of the agreement during its term is estimated to amount to approx. PLN 5,022,472 thousand;
6. On 21 December 2007 PKN ORLEN S.A. executed two annual agreements with BP Polska Sp. z o.o. Under these agreements PKN ORLEN S.A. sells to BP Polska Sp. z o.o. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The total value of the agreements amount to approx. PLN 5,630,166 thousand;
7. On 21 December 2007 PKN ORLEN S.A. signed a loan agreement with the European Investment Bank ("EIB") of the value of EUR 300,000 thousand (approx. PLN 1,085,400 thousand translated at the average PLN/EUR rates of the National Bank of Poland as at 21 December 2007). The agreement concerns a twelve-year loan for EUR 300,000 thousand (i.e. approx. PLN 1,085,400 thousand translated at the average PLN/EUR rates of the National Bank of Poland as at 21 December 2007). The purpose of the agreement for PKN ORLEN S.A. is to procure funds to cover part of the construction costs of the installation to produce paraxylene (PX) and terephthalic acid (PTA).

Moreover, on 25 June 2007 PKN ORLEN S.A. signed a loan agreement with EIB of a value of EUR 210,000 thousand (approx. PLN 759,800 thousand translated at the average PLN/EUR rates of the National Bank of Poland as at 21 December 2007) to fund the investment involving the development of a fuel station chain and the environmental protection investment. As at 21 December 2007 a total value of the agreements executed between PKN ORLEN S.A. and EIB amounted to EUR 510,000 thousand (approx. PLN 1,845,180 thousand translated at the average PLN/EUR rates of the National Bank of Poland as at 21 December 2007);

8. On 27 December 2007 PKN ORLEN S.A. executed three annual agreements with J&S Energy S.A. of an estimate total value of PLN 1,915,763 thousand. Under the first agreement PKN ORLEN S.A. sells to the company J&S Energy S.A. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the first agreement amounts to PLN 1,094,087 thousand. The second and third agreement concern the purchase by PKN ORLEN S.A. from J&S Energy S.A. of gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate values of these agreements amount to, respectively PLN 183,571 thousand and PLN 638,105 thousand.

   Moreover, within the last 12 months PKN ORLEN S.A. executed with J&S Energy S.A. a sale purchase agreement relating to gasoline and diesel oil of a total value of PLN 89,037 thousand. The estimate total net value of all the agreements executed within the last 12 months between PKN ORLEN S.A. and J&S Energy S.A. amounts to PLN 2,004,801 thousand;

9. On 27 December 2007 PKN ORLEN S.A. executed an annual agreement with ORLEN PetroCentrum Sp. z o.o. Under this agreement PKN ORLEN S.A. sells to Orlen PetroCentrum Sp. z o.o. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the agreement amounts to approx. PLN 5,630,168 thousand. PKN ORLEN S.A. holds 100% of shares in Orlen PetroCentrum Sp. z o.o.;

10. On 16 January 2008 PKN ORLEN S.A. signed an annual agreement with Lukoil Warsaw Sp. z o.o. ("Lukoil Warsaw"). Under this agreement PKN ORLEN S.A. sells to Lukoil Warsaw gasoline and diesel oil in a period from 16 January 2008 to 31 December 2008. The value of the agreement during its term is estimated to amount of approx. PLN 1,286,756 thousand.

    Moreover, during the last 12 months PKN ORLEN S.A. executed with Lukoil Warsaw Sp. z o.o. three agreements under which PKN ORLEN S.A. was selling gasoline and diesel oil to Lukoil Warsaw Sp. z o.o. The total value of all the agreements executed by PKN ORLEN S.A. with Lukoil Warsaw Sp. z o.o. within the last 12 months amounts to PLN 2,025,312 thousand.

Significant agreements concluded by other ORLEN Group companies in 2007 not mentioned in the part concerning the agreements concluded by PKN ORLEN S.A.:

UNIPETROL a.s.

1. On 9 July 2007, Chemopetrol a.s. signed with Kaucuk three sale agreements for:
   - fraction C4, of a value of CZK 2,248,841,804,
   - benzene of a value of CZK 3,856,144,150,
   - ethylene, of a value of CZK 1,806,042,150.

   The above agreements are in force from 2008 to 2012.

2. On 10 July 2007, UNIPETROL acquired from KAUCUK a.s. 51% of shares in the company Butadien Kralupy a.s. for the price of CZK 76,500,000. As a result of this agreement UNIPETROL a.s. acquired 153 shares in Butadien Kralupy a.s., each of the nominal value of CZK 500,000, representing 51% of the share capital of Butadien Kralupy a.s. and 51% of the total number of votes at the Shareholders' Meeting of Butadien Kralupy a.s. The price for the shares was paid by UNIPETROL a.s. in cash. The carrying value of the shares as recorded in the accounting books of KAUCUK a.s. as at 9 July 2007 amounted to CZK 76,500 thousand. The agreement was signed in relation to the sale by UNIPETROL a.s. of 100% of shares in the company KAUCUK a.s. and on the basis of the Agreement for cooperation in respect of the construction and exploitation of the new butadiene installation, signed on 30 January 2007 between UNIPETROL a.s., Dwory S.A., Chemopetrol a.s. and KAUCUK a.s;

3. On 31 October 2007 UNIPETROL a.s. as the seller and DEZA a.s.as the buyer executed an agreement for purchase of shares in the company AGROBOHEMIE a.s. and an agreement for purchase of shares in the company Synthesia a.s. Under these agreements UNIPETROL a.s. sold to Deza a.s:
   - 46,950 ordinary shares in AGROBOHEMIE representing 50% of AGROBOHEMIE's share capital and 50% of the total votes at AGROBOHEMIE's a.s. Shareholders Meeting. The nominal value of one AGROBOHEMIE share amounted to CZK 10.8 thousand;

- 26,447,571 ordinary bearer shares in Synthesia a.s. representing 38.79% of Synthesia's share capital and 38.79% of votes at Synthesia's a.s. Shareholders' Meeting. The nominal value of one Synthesia a.s. share amounted to CZK 40.

Parallelly to the above share purchase agreements having been executed, on 31 October 2007 UNIPETROL a.s. and DEZA a.s. executed the Agreement relating to the disputes pending between them. As a result of this Agreement UNIPETROL a.s. will not be obliged to pay DEZA a.s. any compensation or liquidated damages claimed by Deza a.s from UNIPETROL a.s.; concurrently DEZA a.s. will withdraw all the statements of claim filed with courts against UNIPETROL a.s.

UNIPETROL a.s. and DEZA a.s. agreed in the above agreements that the price for AGROBOHEMIE a.s. shares and the price for Synthesia a.s. shares will be determined on the basis of market valuation carried out by a reputable expert appointed by UNIPETROL a.s. and DEZA a.s. acting together.

On 18 January 2008, the ownership of 47 thousand of AGROBOHEMIE a.s. shares and 26,447,571 Synthesia a.s. shares of a nominal value of CZK 40 and 1,529,591 Synthesia a.s. shares of a nominal value of CZK 400 was transferred from UNIPETROL a.s. to DEZA a.s. The shares were transferred under two agreements signed on 31 October 2007 by UNIPETROL a.s. as the seller and DEZA a.s. as the buyer;

4. On 9 November 2007, UNIPETROL a.s. signed with TSF, MEB and Blue Mountain three share purchase agreements in respect of the shares in PARAMO a.s. Under the agreements UNIPETROL a.s. bought the shares representing 14.51% of PARAMO a.s.' share capital for the total amount of CZK 241,303,750. The ownership of shares was transferred on 23 November 2007 together with the payment of the agreed price;

5. On 14 November 2007, UNIPETROL a.s. signed with ConocoPhillips Central and Eastern Europe Holdings B.V. an agreement for the purchase of 2,101 shares in the company CESKA RAFINERSKA a.s. representing 0.225% of the company's share capital;

AB Mazeikiu Nafta

1. On 5 January 2007, PKN ORLEN S.A. signed an agreement with AB Mazeikiu Nafta, under which PKN ORLEN S.A. was granted the exclusive right to supply crude oil to AB Mazeikiu Nafta. The agreement was signed in relation to the centralisation of crude oil procurement for the PKN ORLEN Group S.A., including to its refineries in Poland, Czech Republic and Lithuania. The agreement was executed for indefinite period and entered into force on the day it was signed. The supplies of crude oil under the agreement will be performed via the "Druzhba" pipeline and by sea via Butynga harbour. As at the agreement execution date the forecast value of crude oil supplies to AB Mazeikiu Nafta under the agreement during the first five years will amount to approx. USD 19 billion (i.e. PLN 56.5 billion translated at the average PLN/USD exchange rate of the National Bank of Poland as at 5 January 2007).

2. On 29 May 2007, AB Mazeikiu Nafta executed four insurance agreements with ORLEN Insurance Ltd.:
   - all-risk insurance agreement of a value of USD 14,349,673;
   - loss of gross margin insurance agreement of a value of USD 3,828,873;
   - two insurance agreements for the installation break down risk;

3. On 17 June 2007, the insurance agreement at Ventus Nafta AB was updated relating to assets and liabilities towards third parties. The total insurance cost amounts to LTL 89,383. Under this insurance contract all the assets located at the stations and in the Headquarters were covered with the insurance. The total value of the insured assets amounts to approx. LTL 70 million.

4. On 31 January 2008, Mazeikiu Nafta completed the process of negotiations and executed annual agreements for the sale by sea of gasoline, diesel oil and heating oil. As part of this process two annual agreements were executed with GT Trading OY seated in Espoo, Finland. Under these agreements in 2008 Mazeikiu Nafta sells to GT Trading OY gasoline and diesel oil. The estimate value of the gasoline sale agreement amounts to approx. USD 350 million (i.e. approx. PLN 855 million at the PLN/USD average exchange rates of the National Bank of Poland as at 31 January 2008), and of the diesel oil sale agreement to approx. USD 600 million (i.e. approx. PLN 1,466 million at the PLN/USD average exchange rates of the National Bank of Poland as at 31 January 2008). The two above mentioned agreements provide for a more stable sale of Mazeikiu Nafta fuel products by sea.

ORLEN Deutschland AG

1. On 25 January 2007 ORLEN Deutschland AG executed an annual contract with Deutsche BP Aktiengesellschaft. The contract concerns the sale of fuel to the company ORLEN Deutschland AG in a period from 1 January 2007 to 31 December 2007. The estimate value of the transaction amounts approx. to EUR 900,000 thousand, i.e. approx. PLN 3,490,650 thousand, translated at the average PLN/EUR exchange rate of the National Bank of Poland as at 25 January 2007;

2. On 19 March 2007 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the supplies of fuel to ORLEN Deutschland stations in Germany in a period from 1 January 2007 to 31 December 2007. The estimate value of the transaction amounts to approx. EUR 800,000 thousand, i.e. approx. PLN 3,102,240 thousand, translated at the average EUR/PLN exchange rate of the National Bank of Poland as at 19 March 2007;

3. On 29 January 2008 ORLEN Deutschland AG executed an annual contract with z Deutsche BP Aktiengesellschaft for the sale of fuel to ORLEN Deutschland AG in a period from 1 January 2008 to 31 December 2008. The estimate value of the transaction amounts approx. to EUR 1,200 million (i.e. approx. PLN 4,342.2 million translated at the average PLN/EUR exchange rate of the National Bank of Poland as at 29 January 2007).

ORLEN PetroCentrum Sp. z o.o.

1. On 27 December 2007, ORLEN PetroCentrum Sp. z o.o. executed with PKN ORLEN S.A. an annual agreement for procurement of gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the agreement amounts to approx. PLN 5,630,168 thousand;

2. On 31 December 2007, ORLEN PetroCentrum Sp. z o.o. ("ORLEN PetroCentrum") executed an agreement with ORLEN PetroTank Sp. z o.o., under which ORLEN PetroCentrum Sp. z o.o. sells to ORLEN PetroTank Sp. z o.o. gasoline and diesel oil in a period from 1 January 2008 to 31 December 2008. The estimate value of the agreement amounts to PLN 1,607 million. Moreover, the company ORLEN PetroCentrum Sp. z o.o. during the last 12 months executed with ORLEN PetroTank Sp. z o.o. an appendix to the agreement for the sale of fuels of an estimated value of PLN 847 million. The estimate total value of all the agreements executed by ORLEN PetroCentrum Sp. z o.o with ORLEN PetroTank Sp. z o.o. within the last 12 months amounts to PLN 2,002 million.

7.2 Information about basic products and services as well as sales markets and sources of supply with indication of individual suppliers

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
PKN ORLEN S.A.				
PKN ORLEN S.A.	Gasolines and Ethyl Gasolines, Diesel, Heating, Lubricating, Special Purpose oils, Asphalts, Ethylene, Propylene, Butadiene, Glycols, Phenol, Acetone	Domestic market and export	J&S Service&Investment Ltd, Fisotra, Petraco, KD Petrotrade, PGNiG S.A.	42 703 667
Subsidiaries				
Grupa UNIPETROL:				12 054 738
UNIPETROL a.s.:	Consulting and advisory services			
CHEMOPETROL a.s.[2]	Polyethylene, Polypropylene Ethylene, Propylene Benzene, C4 Fraction, C5 Fraction, C9 Fraction, BTX, Ethanol, OXO Alcohols, Ammonia, Carbamide	Czech Republic and foreign markets	UNIPETROL RAFINERIE a.s.	-
KAUCUK a.s.	E-SBR, EPS, CPS, Butadiene, Raffinate II, ABS	Czech Republic and foreign markets	CHEMOPETROL a.s.	-
UNIPETROL RAFINERIE a.s.[2]	Diesel oil, Gasoline, Raw materials for pyrolisis, HCVD, LPG, Jet A-1, Asphalts, Propylene, Raw Materials for POX, Oils	Czech Republic and foreign markets	PKN ORLEN S.A.	-

[2] On 1 August 2007 the merger of CHEMOPETROL a.s and UNIPETROL Rafinerie a.s into UNIPETROL RPA s.r.o took place.

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
PARAMO a.s.	Raw materials for pyrolisis, Diesel oil, LFO, HFO, Asphalts, Lubricants i Oils	Czech Republic and foreign markets	UNIPETROL RAFINERIE a.s.	-
BENZINA a.s.	Gasoline, Diesel oil	Czech Republic	UNIPETROL RAFINERIE a.s.	-
UNIPETROL TRADE a.s.	HDPE (high density polyethylene) , polypropylene, PVC, polystyrene, benzene, cyclohexanone, caprolactam, acids, caustic soda, pigments, ammonia, carbamide, ammonium nitrate	Western Europe and Russia, Romania, Ukraine, Bulgaria and Turkey	UNIPETROL Group companies	-
CESKA RAFINERSKA a.s.	Gasoline, Diesel oil, Raw materials for pyrolisis, HCVD, LPG, Jet A-1, Asphalts, Propylene, Raw materials for POX	Czech Republic	-	-
Mazeikiu Group	Gasolines, Diesel oils, Light heating oil, Aviation fuel Jet A-1, Heating oil 3, LPG, Sulphur, Asphalts, other refinery products	Lithuania and foreign market	PKN ORLEN S.A., TNK TRADE LTD., Technip KTI SPA, IPCO Trading, S.A., ESC Trading, SA, Glencore Energy UK LTD., Litasco, Gunvor International, Lietuvos Geležinkeliai, SHELL, Belorusneft, Production Association, Petroval PTE LTD.	9 623 770
Anwil Group	Ammonium nitrate, Nitro-chalk CANWIL, Ammonia, PVC, Soda lye, Caustic soda, soft and hard granulates	Domestic and foreign markets	PKN ORLEN S.A., PGNiG S.A., IKS Solino SA, Energa S.A.	2 824 798
Rafineria Trzebinia Group	Gasoline for pyrolisis, Heating oils, Other products, Rapeseed oil methyl esters and other oleochemical products, Gasolines, Heating oils, Diesel oils, Paraffins, Emulsions,	Domestic and foreign markets (Europa	Ewico Sp. z o.o., PGNIG S.A., Orlen Petrocentrum, Ekonaft, Naftowax, ColorCap, Alopak, Stacje Paliw, Eltech, Edytmark, Hydroster,Elstal Energomedia, RT S.A. PetroMechanika, Eltem, Gatx Rail Poland, Chemont Sp z o.o., Enion, Orlen Oil Sp. z o.o.	1 097 503
Rafineria Nafty Jedlicze Group	Engine Gasolines, Diesel oils, Heating oils, Base oils, Special purpose gasolines, Other, Semi finished goods, Services	Domestic and foreign markets (Czech Republic, Slovakia)	PKN ORLEN S.A., ORLEN Petro Tank Sp. z o.o., PGNiG S.A., Unimot Express Sp. z o. o., BMP Trading GmbH, Konsorcjum Olejów Przepracowanych - Org. Odzysku S.A., ORLEN Transport Kraków Sp. z o.o.	405 941
ORLEN Oil Group	High grade engine oils, Law grade engine oils, Other automotive lubricants, Industrial oils, Maintenance fluids, Car cosmetics and chemistry, Oil bases, Other oil products	Domestic and foreign markets	PKN ORLEN S.A., C.H. Erbsloh Polska, Lubrizol Francja, Chevron Oronite Francja, Infineum Uk ltd., Basic components sp. Z o.o., Rohmax Niemcy, Zenteum ltd., Brenntag Polska, Rafineria Nafty Jedlicze, Paramo a.s., Lotos Oil S.A.	680 019

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
ORLEN Asfalt Sp. z o.o.	Asphalts: road, BITREX, modified ORBITON, industrial, bitumen products, glue, Transportation services,	Domestic and foreign market, (Hungary, Lithuania, Germany, Czech Republic, Romania, Ukraine)	PKN ORLEN S.A., Kraton Polska, ORLEN Oil Sp. z o.o., Tomex, Petro-Mechanika, Orlen Automatyka Sp. z p.p., Petro Eltech, Laboratorium Sp. z o.o.	649 961
IKS SOLINO S.A.	brine for trading, domestic salt, iodine sodium, salt tablets, bagsy, salt for pickling, compact salt, dry salt granulate, fuel storage service at PMRiP	Domestic and foreign markets (Europe)	Ciech S.A., Anwil S.A., PKN ORLEN SA, Marma Polskie Folie Rzeszów, B+K Poland , PPU Libamix, Marflex Maillis Storaenso Sp. z o.o.	121 344
ORLEN PetroTank Sp. z o.o.	Gasolines, Diesel and heating oils, liquid gas	Poland (Voivodships: Podkarpackie, Małopolskie, Świętokrzyskie , Śląskie, Opolskie)	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o.	1 325 445
ORLEN PetroProfit Group	Engine gasolines, Diesel oils, Heating oils	Poland	ORLEN PetroCentrum Sp. z o.o.	684 156
ORLEN PetroCentrum Sp. z o.o.	Engine gasolines, Diesel and heating oils, Liquid gas, Non-fuel goods	Poland	PKN ORLEN S.A., Mazeikiu Group ORLEN Gaz Sp. z o.o., ORLEN Transport Płock Sp. z o.o.	4 087 611
Petrolot Sp. z o.o.	Aviation fuel Jet A-1, Aviation gasoline 100LL, Car fuels	Domestic and foreign airlines at Polish airports, sale of automobile gasoline in Warsaw, Gdańsk, Poznań	PKN ORLEN S.A., Agencja Rezerw Materiałowych S.A., the Lotos S.A. Group, Research and Development Center for Petroleum Industry in Płock	923 762
ORLEN PetroZachód Sp. z o.o.	Gasolines, Diesel oil, Diesel oil BIO, Heating oil, Gas, Goods sold at stations	Poland, Voivodships: wielkopolskie, lubuskie, dolnośląskie	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o.	575 304
ORLEN Morena Sp. z o.o.	Gasolines, Diesel oils, Heating oils, LPG, logistics services	Northern Poland	ORLEN PetroCentrum Sp. z o.o., PKN ORLEN S.A., Romgaz	595 209
Ship – Service Group	HS IFO - Intermediate Fuel Oil, LS IFO, MDO- Marine Diesel Oil, MGO - Marine Gas Oil	Sea and inland navigation, fishery harbor vessels.	PKN ORLEN S.A., Gunvor International, O.W. Supply & Trading, Tintrade, Grupa LOTOS	316 240

SEC File
82-5036

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
ORLEN Gaz Sp. z o.o.	Liquid gas	Domestic market, export (Slovakia, Czech Republic, Germany)	PKN ORLEN S.A., Mazeikiu Group, BM Reflex Sp. z o.o., BP Polska Sp. z o.o., UNIPETROL Rafinerie a.s.	991 293
ORLEN Deutschland AG	Engine gasolines, Diesel oils, Heating oils	Northern Germany	BP, Shell, Mabanaft, Holborn, Sonstiges	8 676 213
ORLEN Automatyka Sp. z o.o.	Installation, repair, maintenance services for controlling and measuring apparatus and facilities	Domestic market	Zakłady Automatyki POLNA S.A., ASE Sp. z o.o., Atmoservice Sp. z o.o., Sema Sp. z o.o., Emerson Process Management, Endress+Hauser Polska, Honeywell, Polyco, IP&S, Technopomiar, Antycor Controls, KLIMA-THERM, SFM Filtry Łuczak, Kujawska Fabryka Manometrów, Linde Gaz Polska Sp. z o.o., BOC Gazy	29 430
ORLEN Wir Sp. z o.o.	Services in respect of maintenance and repairs of whirling machines	Poland	Neo-Tec, ZBA, Hartmak, Transfer, Transfer-Bis, Alfa, Euro-Tech	9 051
ORLEN Transport Płock Sp. z o.o.	ADR transport, Transport of employees, Passenger and cargo transport, Fowarding services, International transport, Construction machines service and repairs, sale of Petrygo, Ekoterm, fuel, Sale of fuel stations, transport of chemistry	Poland and Europe	PKN ORLEN S.A.	92 066
ORLEN Transport Szczecin Sp. z o.o.	Shipping services	Poland, Voivodships: zachodniopom., lubuskie, wielkopolskie, pomorskie	PKN ORLEN S.A	4 016
ORLEN Transport Kraków Sp. z o.o.	Shipping services	Domestic and foreign markets	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o.o.	24 979
ORLEN Transport Nowa Sól Sp. z o.o.	Shipping services, Sale of fuels	Poland, Voivodships: lubuskie, dolnośląskie and part of zachodniopom.	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.,	16 328
ORLEN Transport Słupsk Sp. z o.o.	Shipping services, Automotive services, Sale of exterm, diesel oil, gasolines, gas	Domestic market	PKN ORLEN S.A.	23 025

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
ORLEN Transport Olsztyn Sp. z o.o.	Shipping services, Sale of fuels	Domestic market	PKN ORLEN S.A., ORLEN Morena Sp. z o.o.	11 866
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Shipping services	Domestic and foreign markets	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o.o.	15 071
ORLEN KolTrans Sp. z o.o.	Lease of tanks, Operation, Sale of services – licensed transport, Service of DEC cars; Auxiliary activity: Repair of tanks and locomotions, Cleaning, Handling of railway siding, Puring, Unloading	Poland	PKN ORLEN S.A., ORLEN PetroCentrum Sp. z o.o., Hagans, Transchem, ORLEN Transport Płock Sp. z.o.o., PKP PLK	116 396
Petrotel Sp. z o.o.	Telecommunication services, Goods and materials	Płock municipality of Stara Biała	Exatel, Limex, Telekom Warmia, Europejska Grupa Telekomunikacyjna Eurotelekom Sp. z o.o.	31 391
ORLEN Projekt S.A.	Designing services, General contracting, Investment start-up,investor's supervision, representation of investor, Polygraphic services	Domestic market,	Agat Sp. z o.o., Mostostal S.A., Prochem S.A., Lubuskie Przedsiębiorstwo Budownictwa, Merrid Controlls, Mercomp Sp. z o.o.	99 445
ORLEN Medica Sp. z o.o.	Health care services	Domestic market	CSK Wim, Euromed Sp. z o.o., Voivodship Emergency Ambulance Service and Sanitarny Transport Station, GlaxoSmithKline, Z. P. Ch. Roka	15 574
ORLEN Laboratorium Sp. z o.o.	Laboratory services: analysis of crude oil products, environmental analysis, Additional services	Domestic and foreign markets (Germany)	PKN ORLEN S.A., Rafineria Nafty Jedlicze S.A., Inkom Instruments Co., Syl&Ant Instruments, ORLEN Automatyka Sp. z o.o., Labart Sp. z o.o.	45 862
ORLEN Powiernik Sp. z o.o.	Services and trusteeship for PKN ORLEN S.A.	Płock	PKN ORLEN S.A.	-
ORLEN Budonaft Sp. z o.o.	Construction and assembling in respect of construction and modernisation of fuel stations and production and assembly of steel structures	Poland	Gamart, Megaset, Elektret, Deiterman/Maxit, Akord	61 801
ORLEN Eko Sp. z o.o.	Waste management services	Domestic market	SITA Starol PETRO WodKan, ZBA S.A. Płock, ORLEN Automatyka, Petro Eltech, PKN ORLEN S.A., Ciba Speciality Chemicals Hungary LTD., Korona, Allied Solutions	22 144

Consolidated companies	Basic products, goods and services	Sales market (areas of activity)	Major supplier	Revenues from sale (in PLN thousand)
ORLEN Administracja Sp. z o.o.	Real estate management services, Office and polygraphic services, filing services, additional services, restaurant and catering services, office cleaning, handling the Procurement Office and Vitay warehouse	Domestic market	ORLEN Transport Płock, Zakłady Mięsne Płock, Partner Premium Płock	20 759
ORLEN Księgowość Sp. z o.o.	Payroll services, accounting services, stock recording services, property, plant and equipment handling services, IT services	Domestic market	PKN ORLEN S.A., Softal Consulting, Car Transport Enterprise "Transport", Lyreco Polska S.A., ORLEN Administracja Sp. z o.o.	27 331
ORLEN Prewencja Sp. z o.o.	Anti fire and health and safety at work services, environmental services, servicing life-saving and fire-extinguishing equipment	Domestic and foreign markets	PKN ORLEN S.A., ORLEN Administracja Sp. z o.o., ORLEN Księgowość Sp. z o.o.	10 974
ORLEN Upstream Sp. z o.o.	Supporting development of PKN ORLEN S.A. in the upstream segment	Domestic market	-	2 127
Etylobenzen Płock Sp. z o.o. In liquidation	Organic chemicals sale and production	Domestic and foreign markets	PKN ORLEN S.A.	19
ORLEN Holding Malta Ltd.	Investing in/holding shares in other companies, joint-ventures, consortia and trusts	Domestic and foreign markets	-	-
Orlen Insurance Ltd	Insurance business in respect of the PKN ORLEN S.A. group property insurance	Domestic and foreign markets	-	5 557
ORLEN Finance AB	Management of durable and non-durable goods	Domestic and foreign markets	-	-
Jointly controlled companies				
Basell ORLEN Polyolefins Sp. z o.o.	Low density polyethylene (LDPE), High density polyethylene (HDPE), Polypropylene (PP), Waste products	Domestic and foreign markets	PKN ORLEN S.A., Karl Schmidt Spedition GmbH & Co., Bertschi AG Durrenasch, Mexem Sp. z o.o., Intra S.A., Norbert Dentressangle, Hoyer-Talke GmbH&Co., LKW Walter International, Kuehne+Nagel Sp. z o.o., Nijhof Wassink, Equus Sp. z o.o.	1 580 465
Płocki Park Przemysłowo - Technologiczny S.A.	Lease of real estate on its own account and reinvoicing costs of power and water carriers	Domestic market	DESS Sp. z o.o., Elwod Sp. z.o.o., Koncern Energetyczny Energa, Parter Premium s.c., Merdia Sp. z o.o., Petrotel Sp. z o.o., ORLEN Ochrona Sp. z o.o.	811

7.3 Transactions executed by PKN ORLEN S.A. with related entities

A specification of transactions between PKN Orlen S.A. and its affiliates, where the single or aggregate value of the transactions executed by the affiliate in a period of 12 months of 2007 exceeds the PLN equivalent of EUR 500,000:

No.	Party to the transaction	Sale in PLN thousands	Purchase in PLN thousands
1.	AB Mazeikiu Nafta	6 315 462	143
2.	UNIPETROL RPA a.s.	5 961 938	192 981
3.	Basell ORLEN Polyolefins sp. z o.o.	2 413 305	21 462
4.	ORLEN PetroCentrum Sp. z o.o.	2 326 497	1 126
5.	PETROLOT Sp. z o.o.	687 465	4 774
6.	ORLEN Asfalt Sp.z o.o.	491 473	3 147
7.	ANWIL S.A.	456 751	7 960
8.	ORLEN Oil Sp. z o.o.	387 781	126 621
9.	ORLEN Gaz Sp. z o.o.	320 844	667 918
10.	Ship-Service S.A.	132 089	243
11.	Rafineria Nafty Jedlicze S.A.	80 054	194 523
12.	ORLEN PetroTank Sp. z o.o.	63 570	19 182
13.	ORLEN Morena Sp. z o.o.	47 742	381
14.	ORLEN PetroProfit Sp. z o.o.	40 191	636
15.	ORLEN Transport Płock Sp. z o.o.	29 605	44 087
16.	ORLEN PetroZachód Sp. z o.o.	26 827	338
17.	Rafineria Trzebinia S.A.	22 630	186 766
18.	ORLEN KolTrans Sp. z o.o.	10 475	90 906
19.	ORLEN Transport Słupsk Sp. z o.o.	9 756	7 769
20.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	8 976	38 947
21.	Polkomtel S.A.	7 812	42 311
22.	Mazeikiu Nafta Trading House Sp. z o.o.	5 685	72 553
23.	ORLEN Transport Kraków Sp. z o.o.	5 569	8 901
24.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	5 464	25
25.	KAUČUK, a.s.	5 414	0
26.	Platinum Oil Sp. z o.o.	4 283	30 200
27.	SPOLANA as	2 942	0
28.	ORLEN Eko Sp. z o.o.	2 931	22 432
29.	ORLEN Ochrona Sp. z o.o.	2 764	34 475
30.	ORLEN Transport Olsztyn Sp. z o.o.	2 328	6 991
31.	ORLEN Laboratorium Sp. z o.o.	2 061	35 272
32.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	2 051	9 406
33.	ORLEN Centrum Serwisowe Sp.z o.o.	1 377	46 061
34.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	1 153	36 460
35.	ORLEN Budonaft Sp. z o.o.	1 112	61 574
36.	ORLEN Księgowość Sp. z o.o.	1 093	25 811
37.	ORLEN Transport Nowa Sól Sp. z o.o.	925	13 870
38.	Orlen Administracja Sp. z o.o.	891	16 770
39.	Orlen Prewencja Sp. z o.o.	848	8 325
40.	Petrotel Sp. z o.o.	557	7 266
41.	ORLEN Transport Szczecin Sp. z o.o.	499	2 913
42.	ORLEN Wir Sp. z o.o.	481	5 225

No.	Party to the transaction	Sale in PLN thousands	Purchase in PLN thousands
43.	ORLEN Automatyka Sp.z o.o.	385	19 731
44.	Centrum Edukacji Sp. z o.o.	315	1 953
45.	ORLEN Medica Sp. z o.o	142	5 195
46.	ORLEN Projekt S.A.	130	85 894
47.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	101	19 075
48.	Orlen Upstream Sp. z o.o.	16	2 170
49.	Wisła Płock Sportowa S.A.	11	11 699
50.	Orlen Insurance	0	29 423
51.	EURONAFT Trzebinia Sp. z o.o.	0	4 685
	Total	19 892 769	2 276 579

Transactions with affiliates were evaluated at the exchange rate representing an arithmetical mean of the average exchange rates set by the National Bank of Poland as at the last day of each month ended in a period from 1 January 2007 to 31 December 2007 – 3.7768 PLN/EUR; 2.7484 PLN/USD; 0.1361 PLN/CZK.

a) Transactions with PKN ORLEN S.A. Management and Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives

In 2007 the ORLEN Group companies did not pay any advances, grant loans, credits, issue any guarantees or sureties to, or executed any other agreements that would impose any obligation for any performances to the benefit of PKN OLEN and its affiliates.

As at 31 December 2007 the ORLEN Group companies did not extend any loans to the managing persons or supervising persons or their relatives.

In 2007 no material transactions were executed with PKN ORLEN S.A. Management or Supervisory Boards members, their spouses, siblings, ascendants, descendants, or other relatives.

b) Transactions with related entities via supervising persons in PKN ORLEN S.A. and in the ORLEN Group companies

In 2007 the supervising persons in PKN ORLEN S.A. or in the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Information disclosed about related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	565 230	668 985	153 317	58 710
Individuals	-	-	-	-

* Transactions in the period when the persons fulfilled functions in the supervisory authorities of PKN ORLEN S.A.

c) Transactions with related entities via managing persons in PKN ORLEN S.A. and in the ORLEN Group companies

In 2007 the persons in PKN ORLEN S.A. or in the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Information disclosed about related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Individuals	-	113	-	-

d) Transactions executed by the key management staff members of PKN ORLEN S.A. and of the ORLEN Group companies with related entities

In 2007 the key management staff members of PKN ORLEN S.A. and the ORLEN Group companies submitted declarations relating to the transactions executed with related entities, within the extended meaning of this term in accordance with the updated IAS 24 "Information disclosed about related entities".

	Sale	Purchase	Receivables	Liabilities
Legal persons	-	-	-	-
Individuals	13	14	-	-

7.4 Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key executive personnel, in accordance with IAS 24

The payments to the Management Board, Supervisory Board and key executive personnel include short-term employee benefits, post-employment benefits, other long-term benefits and compensation due to the termination of employment, which have been paid, are due or, are potentially due in the period.

a) Remuneration of Management Board, Supervisory Board Members and key executive personnel of the Company in 2007 (PLN thousand)

	2007
Remuneration of the Management Board Members of the Parent	**27 207**
including: compensation paid to the Management Board Members performing the function in 2007	20 421
remuneration due and potentially due	4 564
remuneration paid to other Management Board Members	1 956
remuneration potentially due to other Management Board Members	266
Remuneration of the Supervisory Board Members of the Parent	**1 031**
Remuneration of key executive personnel of the Parent	**41 136**
Remuneration of key executive personnel of the subsidiaries of the Capital Group	**116 073**

b) Remuneration paid in 2007 the to Management Board Members of PKN ORLEN S.A. performing the function in 2007 (PLN thousand)

	salaries	bonus for 2006	severance pay, non-competition clause and compensation	insurance policies*	**Total**
Igor Chalupec	84	1 297	3 220	8	4 609
Cezary Filipowicz	851	380	-	67	1 298
Dariusz Formela	363	-	-	18	381
Wojciech Heydel	1 154	1 049	-	76	2 279
Piotr Kownacki	1 444	-	-	75	1 519
Jan Maciejewicz	231	676	1 620	11	2 538
Waldemar Maj	362	-	-	-	362
Krystian Pater	669	-	-	38	707
Cezary Smorszczewski	283	622	2 420	20	3 345
Krzysztof Szwedowski	851	307	-	57	1 215
Paweł Szymański	544	604	990	30	2 168
Total	**6 836**	**4 935**	**8 250**	**400**	**20 421**

* Expenses incurred by the PKN ORLEN S.A..

c) Remuneration potentially due for 2007 and due in 2008 to the Management Board Members of PKN ORLEN S.A. performing the function in 2007 (PLN thousand)

	potentially due*	severance pay, non-competition clause and compensation	**Total**
Igor Chalupec	37	140	177
Cezary Filipowicz	403	-	403
Dariusz Formela	146	-	146
Wojciech Heydel	1 148	-	1 148
Piotr Kownacki	717	-	717
Jan Maciejewicz	127	-	127
Waldemar Maj	228	-	228
Krystian Pater	323	-	323
Cezary Smorszczewski	155	220	375
Krzysztof Szwedowski	483	-	483
Paweł Szymański	347	90	437
Total	**4 114**	**450**	**4 564**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005

d) Remuneration paid to other Management Board Members of PKN ORLEN S.A. in 2007 (PLN thousand)

	severance pay, non-competition clause and compensation *
Zbigniew Wróbel	**1 956**

* compensation paid based on amicable settlement

e) Remuneration potentially due to other Management Board Members of PKN ORLEN S.A. for previous years (PLN thousand)

	potentially due
Janusz Wiśniewski	**266**

f) Principles of incentives for key executive personnel (including the Management Board Members)

In 2005 new incentive system for key executive personnel of PKN ORLEN S.A. and ORLEN Group was introduced – Management by Objectives (MBO). New incentive system concerns Management Board and key executive personnel. Individuals participating in MBO are rewarded for individual goals realization and solidarity goal (SVA), set at the beginning of the period. The Supervisory Board sets goals for each Management Board Member. Set goals are of qualitative and quantitative nature and are assessed on the basis of Bonus Policy, after the end of a year to which they relate.

The value of bonus granted depends also on the solidarity objective, which is consolidated SVA for ORLEN Group. When planned level of SVA is achieved, everybody receives bonus in full calculated amount. When the solidarity objective is not achieved, all employees are granted half of worked out bonus. Introduced system encourage employees for cooperation and timing for better results of ORLEN Group.

g) Remuneration regarding non-competition clause and dissolution of the contract as a result of dismissal from the position held

Agreements concluded between issuer and managing persons constitute that the persons are obliged to obey a non-competition clause for 6 or 12 months, starting from the date of a termination or expiration of the contract. In the period members of the Management Board are entitled to receive remuneration in the amount of six or twelve monthly basic remuneration, paid in equal monthly installments.

Furthermore contracts include remuneration payments in case of dissolution of the contract as a result of dismissal from the position held. Remuneration amounts to six or twelve basic monthly remuneration.

h) Compensation paid to the Management Board and Supervisory Board of PKN ORLEN S.A. acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2007

Management Board Members of PKN ORLEN S.A., acting in 2007 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL a.s., where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN S.A. acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in corporate governancer between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

Remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**2007**
Konstanty Brochwicz-Donimirski	47
Robert Czapla	112
Marek Drac-Tatoń	112
Raimondo Eggink	112
Zbigniew Macioszek	124
Agata Mikołajczyk	65
Wojciech Pawlak	47
Krzysztof Rajczewski	112
Wiesław Rozłucki	47
Ryszard Sowiński	47
Małgorzata Ślepowrońska	83
Jerzy Woźnicki	55
Janusz Zieliński	54
Total remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**1 017**
Remuneration of the Supervisory Board Members of PKN ORLEN S.A. in subsidiaries	
Małgorzata Ślepowrońska	14
Total remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**1 031**

The Chairman of the Supervisory Board of PKN ORLEN S.A. performing this function since 31 May 2007, acted simultaneously as Supervisory Board Member of Petrolot Sp. z o.o. from 31 August 2007 as the representative of PLL LOT S.A. (second shareholder of that company) and received the remuneration in the amount of PLN 14 thousand. Other Supervisory Board Members of PKN ORLEN S.A. did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group in 2007.

i) Remuneration of the Management Board Members and Supervisory Board Members and key executive personnel of PKN ORLEN S.A. in 2006 (PLN thousand)

	2006
Remuneration of the Management Board Members of PKN ORLEN S.A.	**19 437**
including: compensation paid to the Management Board Members performing the function in 2006	14 081
compensation due and potentially due	5 356
Remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**739**
Remuneration of key executive personnel of PKN ORLEN S.A.	**28 992**
Remuneration of key executive personnel of the ORLEN Group subsidiaries	**99 792**

j) Remuneration paid in 2006 to the Management Board Members of PKN ORLEN S.A. performing the function in 2006 (PLN thousand)

	salaries	bonus for 2005	severance pay, non-competition clause and compensation	insurance policies*	Total
Igor Chalupec	1 939	1 250	-	98	3 287
Cezary Filipowicz	842	-	-	73	915
Wojciech Heydel	1 160	1 033	-	76	2 269
Piotr Kownacki	185	-	-	-	185
Jan Maciejewicz	1 091	776	-	43	1 910
Cezary Smorszczewski	1 328	626	-	80	2 034
Krzysztof Szwedowski	635	-	-	43	678
Paweł Szymański	854	609	-	51	1 514
Dariusz Witkowski	216	196	840	37	1 289
Total	**8 250**	**4 490**	**840**	**501**	**14 081**

* Expenses incurred by PKN ORLEN S.A.

k) Remuneration due and potentially due for 2006 to the Management Board Members of PKN ORLEN S.A. performing the function in 2006 (PLN thousand)

	Potentially due*
Igor Chalupec	1 247
Cezary Filipowicz	506
Wojciech Heydel	1 154
Jan Maciejewicz	600
Cezary Smorszczewski	643
Krzysztof Szwedowski	408
Paweł Szymański	604
Dariusz Witkowski	194
Total	**5 356**

* Potentially due, not paid remuneration to Management Board Members is due to the new bonus policy - Management by Objectives (MBO) in force from 1 January 2005. Bonus was calculated based on preliminary appraisal of Management Board of PKN ORLEN S.A. performed by the Supervisory Board of PKN ORLEN S.A.

l) Compensation of the Management Board and Supervisory Board Members of PKN ORLEN S.A. acting as Supervisory Board or Management Board Members of subsidiaries, jointly-controlled companies or associates for the year 2006 (PLN thousand)

Management Board Members of PKN ORLEN, acting in 2006 as Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group did not receive compensations in that virtue, excluding UNIPETROL a.s., where compensations paid was transferred to ORLEN Dar Serca foundation. Management Board Members of PKN ORLEN acted in Management Board of AB Mazeikiu Nafta, what results from differences in role of Management Board in corporate governance between the Polish law and Lithuanian one. The role of Management Board of AB Mazeikiu Nafta is similar to the role of Supervisory Board in Polish legislation.

Supervisory Board Members did not act as Management Board or Supervisory Board Members of subsidiaries, jointly controlled companies or associates of ORLEN Group in 2006.

Remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**2006**
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska - Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration of the Supervisory Board Members of PKN ORLEN S.A.	**739**

7.5 Remuneration under an agreement with an entity authorised to audit financial statements, due or paid for the audit and review of the financial statements (PLN thousand).

In the period covered by these financial statements the auditor of PKN ORLEN S.A. has been KPMG Audyt Sp. z o.o. In accordance with the agreement signed on 30 May 2005 for the period of 2005 - 2007 it is in charge of interim reviews and audit of consolidated and unconsolidated financial statements starting from the 2nd quarter of 2005.

On 23 August 2007 Supervisory Board of PKN ORLEN S.A. has chosen KPMG Audyt Sp. z o.o., as the entity qualified for audit and review of unconsolidated and consolidated financial statements of PKN ORLEN and financial statements of the key companies from PKN ORLEN Group for years 2008 – 2009.

	Year ending 31 December 2007	Year ending 31 December 2006
Fees for the audit payable to KPMG Audyt Sp. z o.o.*	1 414	1 414
Fees for related services payable to KPMG Audyt Sp. z o.o.**	1 118	1 282
Fees for the audit payable in respect of subsidiaries	7 800	4 754
Fees for related services payable in respect of subsidiaries	789	197
	11 121	7 647

* The audit fees include amounts payable to the entity authorized to audit financial statements in relation to professional services consisting in auditing unconsolidated and consolidated financial statements of PKN ORLEN S.A. as well as in review of the quarterly and half-yearly financial statements of the same.

** The fees payable for related services include other amounts paid to the entity authorized to audit financial statements. The fees cover services connected with audit or review of the unconsolidated and consolidated financial statements, other than those covered by the item "Fees payable for the audit".

In 2005, a procedure on soliciting additional services with the chartered accountant and entities related with the latter was introduced at PKN ORLEN S.A.. The Audit Committee of the Supervisory Board makes the decision on awarding contracts to the Auditor for additional services.

7.6 Changes in the composition of the management and supervisory authorities in PKN ORLEN S.A. and other companies of the ORLEN Group in 2007

The Members of PKN ORLEN S.A. Management Board are appointed and dismissed by the Supervisory Board. In a period from 1 January 2007 to 31 December 2007 the Management Board of PKN ORLEN S.A. was composed of the following persons:

Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations till 18.01.2007. President of the Management Board, Chief Executive Officer from 18.01.2007.
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Trading
Wojciech Heydel	Vice-President of the Management Board, Sales.
Waldemar May	Vice-President of the Management Board from 3.09.2007. Vice-President of the Management Board, CFO from 4.09.2007.
Krzysztof Szwedowski	Management Board Member, Organisation and Capital Group till 30.01.2007. Management Board Member, Organisation from 30.01.2007. Management Board Member, Organisation and Support from 20.03.2007. Management Board Member, IT & Procurement from 31.07.2007.
Krystian Pater	Management Board Member from 15.03.2007. Management Board Member, Production from 20.03.2007.
Dariusz Formela	Management Board Member from 30.07.2007. Management Board Member, Organisation and Capital Group from 31.07.2007.
Paweł Szymański	Management Board Member, CFO by 19.04.2007. Vice-President of the Management Board, CFO from 19.04.2007 by 30.07.2007.
Igor Chalupec	President of the Management Board, CEO till 18.01.2007.

Cezary Smorszczewski	Vice-President of the Management Board, Capital Investments till 15.03.2007.
Jan Maciejewicz	Vice-President of the Management Board, Cost Management till 15.03.2007.

PKN ORLEN S.A. Supervisory Board Members are appointed by the General Meeting of Shareholders. In 2007 the operations of PKN ORLEN S.A. were supervised by the Supervisory Board composed by:

Małgorzata Ślepowrońska	Chairman of the Supervisory Board from 31.05.2007.
Zbigniew Macioszek	Chairman of the Supervisory Board till 31.05.2007. Supervisory Board Member from 31.05.2007.
Jerzy Woźnicki	Supervisory Board Member from 31.05.2007 to 30.11.2007. Vice-Chairman of the Supervisory Board from 25.06.2007 to 30.11.2007.
Krzysztof Rajczewski	Supervisory Board Member. Secretary of the Supervisory Board from 25.06.2007.
Robert Czapla	Supervisory Board Member.
Marek Drac-Tatoń	Supervisory Board Member.
Raimondo Eggink	Supervisory Board Member. Vice-Chairman of the Supervisory Board from 20.12.2007.
Agata Mikołajczyk	Supervisory Board Member from 31.05.2007.
Janusz Zieliński	Supervisory Board Member from 6.07.2007.
Wojciech Pawlak	Vice-Chairman of the Supervisory Board till 31.05.2007.
Ryszard Sowiński	Secretary of the Supervisory Board till 31.05.2007.
Konstanty Brochwicz-Donimirski	Supervisory Board Member till 31.05.2007.
Wiesław Rozłucki	Supervisory Board Member till 31.05.2007.

Composition of management and supervisory authorities of the ORLEN Group companies consolidated as at 31 December 2007 (the Supervisory Board members listed below include only those who are appointed by PKN ORLEN S.A)

Branch companies:

UNIPETROL a.s.	Management Board	François Vleugels - President Wojciech Ostrowski - Vice President Martin Durčák Miroslav Krejčí Ivan Ottis Arkadiusz Kotlicki

	Supervisory Board	Piotr Kownacki – Chairman of the Supervisory Board Ivan Kočárník Dariusz Formela Robert Bednarski Czesław Bugaj Zdeněk Černý Mirosław Jasiński Rafał Kapler Piotr Kearney Krystian Pater Miloslav Suchánek Waldemar Maj
AB Mazeikiu Nafta	Management Board	Piotr Kownacki - President Krystian Pater Cezary Filipowicz Saulius Spėčius Dariusz Formela Robert Bednarski Waldemar Maj
	Supervisory Board	Marek Moroz - Chairman of the Supervisory Board Czesław Bugaj, Marcin Wasilewski
Anwil S.A.	Management Board	Piotr Kearney Wojciech Wróblewski Rafał Zwierz Benedykt Michewicz - President Teresa Szeligowska Krzysztof Kamiński
	Supervisory Board	Czesław Bugaj - Chairman of the Supervisory Board Dominik Czajewski Jacek Bartmiński Rafał Kapler
Basell ORLEN Polyolefins Sp. z o.o.	Management Board	Paul Augustowski - President Karol Marek Sęp Willem Adolf Eduardus Waelput Jacek Podgórski
	Supervisory Board	Krystian Pater - Chairman of the Supervisory Board Mateusz Markiewicz
Rafineria Trzebinia S.A.	Management Board	Jerzy Pazura - President Piotr Rusakiewicz, Marek Gadowski
	Supervisory Board	Robert Czekaj - Chairman of the Supervisory Board Kazimierz Mosiński Renata Rosiak Krzysztof Kozera Aleksandra Sieczkowska
ORLEN - Oil Sp. z o.o.	Management Board	Milan Kuncir - President Mieczysław Markiewicz Gustaw Duda
	Supervisory Board	Czesław Bugaj - Chairman of the Supervisory Board Magdalena Grabowska Ivan Ottis Mateusz Markiewicz Tomasz Żuchewicz
ORLEN Asfalt Sp. z o.o.	Management Board	Piotr Heinrich - President Andrzej Zdzienicki Remigiusz Miecznikowski, Lech Krzysteczko

	Supervisory Board	Marek Kaczorek - Chairman of the Supervisory Board Mateusz Markiewicz Renata Rosiak Waldemar Zaborowski Hanna Wolińska
Rafineria Nafty Jedlicze S.A.	Management Board	Krzysztof Janas - President Andrzej Płocic, Andrzej Kozioł
	Supervisory Board	Czesław Bugaj - Chairman of the Supervisory Board Mateusz Markiewicz Renata Rosiak Robert Pijus Jerzy Kralski Łukasz Iniarski Jacek Matyjasik
IKS „Solino" S.A.	Management Board	Dariusz Nowaliński - President Celina Olszewska
	Supervisory Board	Krzysztof Szwedowski - Chairman of the Supervisory Board Marek Bakuła Elwira Lewtak Jacek Bartmiński Mirosław Osiecki
ORLEN Upstream Sp. z o.o.	Management Board	Wiesław Prugar- President Tomasz Malinowski
	Supervisory Board	Cezary Filipowicz- President Marek Moroz Piotr Kearney
Etylobenzen Płock Sp. z o.o. in liquidation	Liquidator	Hanna Kowalska- Liquidator
	Supervisory Board	Jolanta Brudnicka- President Dariusz Kusiak Agnieszka Jarecka

Companies involved in fuels and gas sale:

ORLEN Deutschland AG	Management Board	Josef Bush - President Josef Niedworok Olivier Michels
	Supervisory Board	Wojciech Heydel - Chairman of the Supervisory Board Dominik Czajewski Grażyna Szajgin Tomasz Żuchewicz Anna Walczowska Rolad Makieła
ORLEN PetroCentrum Sp. z o.o.	Management Board	Wojciech Jański - President Grażyna Tomala Paweł Wysocki
	Supervisory Board	Paweł Maślakiewicz - Chairman of the Supervisory Board Ewelina Kokoszka Mariusz Igielski Krzysztof Kosiński
ORLEN PetroTank Sp. z o.o.	Management Board	Wojciech Jański - President Grażyna Tomala Łukasz Chmaj
	Supervisory Board	Paweł Maślakiewicz - Chairman of the Supervisory Board Maciej Maicki, Ewelina Kokoszka

ORLEN Gaz Sp. z o.o.	Management Board	Tomasz Grzela - President Bernard Cichocki
	Supervisory Board	Wojciech Heydel - Chairman of the Supervisory Board Dariusz Kusiak Jerzy Pazura Hanna Wolińska
Petrolot Sp. z o.o.	Management Board	Urszula Wicińska - President Wojciech Kotlarek Ireneusz Wesołowski
	Supervisory Board	Jacek Bartmiński - Chairman of the Supervisory Board Paweł Maślakiewicz
ORLEN PetroProfit Sp. z o.o.	Management Board	Wojciech Jański - President Mariusz Galusiakowski
	Supervisory Board	Paweł Maślakiewicz - Chairman of the Supervisory Board Ewelina Kokoszka Krzysztof Kosiński
ORLEN Morena Sp. z o.o.	Management Board	Wojciech Jański - President Grażyna Tomala Izabella Olszewska
	Supervisory Board	Paweł Maślakiewicz - Chairman of the Supervisory Board Ewelina Kokoszka Krzysztof Kosiński
ORLEN PetroZachód Sp. z o.o.	Management Board	Wojciech Jański - President Grażyna Tomala Mieczysław Maciej Bittner
	Supervisory Board	Paweł Maślakiewicz - Chairman of the Supervisory Board Ewelina Kokoszka Krzysztof Kosiński
Ship – Service S.A.	Management Board	Jacek Szafrański – President Tomasz Konieczny
	Supervisory Board	Dariusz Kusiak - Chairman of the Supervisory Board Rafał Biczyk Rafał Jędrzejewski Ewa Kowalska - Chodubs

Transportation companies:

ORLEN KolTrans Sp. z o.o.	Management Board	Andrzej Małecki - President Andrzej Dorosz Dorota Szewczyk- Kopcińska
	Supervisory Board	Marek Bakuła - Chairman of the Supervisory Board Małgorzata Kosman Anna Jasińska Adam Woźniak Monika Kober Stefaniak Mirosław Osiecki
ORLEN Transport Płock Sp. z o.o.	Management Board	Jerzy Jasiński - President Roman Rutecki Rafał Buczek Tomasz Grzela
	Supervisory Board	Marek Bakuła - Chairman of the Supervisory Board Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Słupsk Sp. z o.o.	Management Board	Wiesław Idźkowski - President Sławomir Myśliński Tomasz Grzela
	Supervisory Board	Krzysztof Gawłowski - Chairman of the Supervisory Board Anna Jasińska, Krzysztof Ościłowicz

ORLEN Transport Nowa Sól Sp. z o.o.	Management Board	Leszek Gnitecki - President Paweł Haczyk, Tomasz Grzela
	Supervisory Board	Krzysztof Gawłowski - Chairman of the Supervisory Board Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Management Board	Waldemar Drymel - President Leszek Gnitecki Tomasz Grzela
	Supervisory Board	Krzysztof Gawłowski - Chairman of the Supervisory Board Anna Jasińska Artur Gawroński
ORLEN Transport Olsztyn Sp. z o.o.	Management Board	Stanisław Brykała - President Edward Klecha Tomasz Grzela
	Supervisory Board	Krzysztof Gawłowski - Chairman of the Supervisory Board Anna Jasińska Monika Kober - Stefaniak
ORLEN Transport Szczecin Sp. z o.o.	Management Board	Paweł Hapczyk - President Bogdan Biskupski Tomasz Grzela
	Supervisory Board	Krzysztof Gawłowski - Chairman of the Supervisory Board Anna Jasińska Artur Gawroński
ORLEN Transport Kraków Sp. z o.o. in bankruptcy	Management Board	Waldemar Drymel - President Leszek Gnitecki Maria Thetschel-Zgud – Syndyk
	Supervisory Board	Marek Bakuła - Chairman of the Supervisory Board Anna Jasińska Monika Kober - Stefaniak

Service companies:

ORLEN Automatyka Sp. z o.o.	Management Board	Andrzej Malinowski - President Jerzy Klatce
	Supervisory Board	Zdzisław Nicewicz - Chairman of the Supervisory Board Piotr Milewski Katarzyna Gębicka
ORLEN Wir Sp. z o.o.	Management Board	Józef Świątczak - President Witold Kapela
	Supervisory Board	Jacek Stanik – Chairman of the Supervisory Board Piotr Milewski Katarzyna Gębicka

Other companies:

ORLEN Projekt S.A.	Management Board	Wiesław Gontarek – President Andrzej Czarzasty
	Supervisory Board	Eugeniusz Korsak - Chairman of the Supervisory Board Beata Weber-Uliczny, Jakub Klimontowicz
ORLEN Budonaft Sp. z o.o.	Management Board	Zygmunt Frankowski - President Rafał Kupidłowski
	Supervisory Board	Marcin Jeżewski - Chairman of the Supervisory Board Wojciech Jaruzelski Piotr Milewski Arkadiusz Lewak Grzegorz Jabłoński

ORLEN Laboratorium Sp. z o.o.	Management Board	Józef Więckowski - President Adam Wiśniewski Marek Witkowski
	Supervisory Board	Marek Gadowski – Chairman of the Supervisory Board Małgorzata Olaszkiewicz Cezary Chojnowski Piotr Giżyński
Petrotel Sp. z o.o.	Management Board	Marian Ostrowski - President Ewa Raczyńska Janusz Sawicki
	Supervisory Board	Andrzej Łobodziński - Chairman of the Supervisory Board Marek Banaśkiewicz
ORLEN Księgowość Sp. z o.o.	Management Board	Jarosław Serba – President Anna Holnicka - Szulc
	Supervisory Board	Jerzy Pazura - Chairman of the Supervisory Board Marcin Jeżewski Agata Kęszczyk – Grabowska Arkadiusz Lewtak Beata Weber-Uliczny
ORLEN Eko Sp. z o.o.	Management Board	Paweł Krupa – President Krzysztof Pius
	Supervisory Board	Ryszard Siemion - Chairman of the Supervisory Board Elwira Lewak Waldemar Tuszewicki Krzysztof Świerczewski Renata Rosiak
ORLEN Administracja Sp. z o.o.	Management Board	Izabela Jarota - President Krystyna Brudzyńska – Kiełbowicz, Krzysztof Jaworski
	Supervisory Board	Marek Gadowski – Chairman of the Supervisory Board Małgorzata Kalita Beata Weber-Uliczny Małgorzata Bobrek
ORLEN Medica Sp. z o.o.	Management Board	Krzysztof Pisula - President Monika Bernacka
	Supervisory Board	Andrzej Olejnik - Chairman of the Supervisory Board Paweł Pachniewski Jarosław Koziński Julian Wielądek
ORLEN Prewencja Sp. z o.o.	Management Board	Dariusz Łątka – President Wojciech Szumski
	Supervisory Board	Waldemar Tuszewicki - Chairman of the Supervisory Board Marcin Dolny Beata Weber-Uliczny
Orlen Insurance Ltd	Management Board	Wojciech Ostrowski – President Kevin Dingli Angelo Buhagian
Płocki Park Przemysłowo-Technologiczny S.A.	Management Board	Jarosław Troch – President Adam Trojanowski
	Supervisory Board	Marcin Jeżewski - Chairman of the Supervisory Board Agata Śmiechowska - Więczkowska
ORLEN Finance AB	Management Board	Mateusz Markiewicz – President Robert Czekaj, Remigiusz Paszkiewicz

ORLEN Powiernik Sp. z o.o.	Management Board	Arkadiusz Lewtak- President
	Audit Commitee	Mateusz Markiewicz – Chairman Iwona Zawidzka Robert Czekaj
Orlen Holding Malta Limited	Management Board	Wojciech Ostrowski – President Kevin Dingli Angelo Buhagian

7.7 Number of PKN ORLEN S.A. shares and shares in other ORLEN Group companies held by the managing or supervising persons in PKN ORLEN S.A.

As at 31 December 2007, Raimondo Eggink, Supervisory Board Member held 2,950 shares in PKN ORLEN S.A.

7.8 Shareholding of PKN ORLEN S.A.

Shareholders structure of PKN ORLEN S.A. as at 31 December 2007.

	Number of shares	Number of votes	Nominal value of shares (in PLN)	Share in the share capital
Nafta Polska S.A.	74,076,299	74,076 299	92,595,374	17.32%
Skarb Państwa	43,633,897	43,633,897	54,542,371	10.20%
Other	309,998,865	309,998,865	387,498,581	72.48%
Total	427,709,061	427,709,061	534,636,326	100.00%

Management Board Report on Operations

of the Polski Koncern Naftowy ORLEN Spółka Akcyjna Capital Group

for 2007

submitted by the Management Board composed of:

....
Piotr Kownacki
President
Absent (suspended)

....	....	....
Cezary Filipowicz	Wojciech Heydel	Waldemar Maj
Vice-President	Vice-President	Vice-President
	(Acting as President)	
....	....	....
Dariusz Formela	Krystian Pater	Krzysztof Szwedowski
Member of the Board	Member of the Board	Member of the Board

Płock, 22 April 2008

KPMG

TRANSLATION

Polski Koncern Naftowy ORLEN Spółka Akcyjna Group

Opinion and Report of the Independent Auditor Financial Year ended 31 December 2007

The opinion contains 3 pages
The report supplementing the auditor's opinion contains 27 pages
Opinion of the independent auditor and report supplementing the auditor's opinion on the consolidated financial statements for the finacial year ended 31 December 2007

PKN ORLEN SA
SEC File
82-5036

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

This document is a free translation of the Polish original. Terminology current in Anglo-Saxon countries has been used where practicable for the purposes of this translation in order to aid understanding. The binding Polish original should be referred to in matters of interpretation.

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Polski Koncern Naftowy ORLEN Spółka Akcyjna

We have audited the accompanying consolidated financial statements of Polski Koncern Naftowy ORLEN Spółka Akcyjna Group seated in Płock, 7 Chemików Street ("PKN ORLEN S.A. Group; Group"), which comprise the consolidated balance sheet as at 31 December 2007, with total assets and total liabilities and equity of PLN 46,149,432 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 2,480,426 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 1,036,804 thousand, the consolidated cash flow statement for the year then ended with a decrease in cash amounting to PLN 853,003 thousand and notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management of the parent entity is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by European Union and with other applicable regulations. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility, based on our audit, is to express an opinion on these consolidated financial statements. We conducted our audit in accordance with section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) ("the Accounting Act"), the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements of PKN ORLEN S.A. Group have been prepared and present fairly in all material respects the financial position of the Group as at 31 December 2007 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, and are in compliance with the respective regulations that apply to the consolidated financial statements, applicable to the Group.

Without qualifications to fair presentation of the audited consolidated financial statement, we draw attention to following issue:

As disclosed in note no. 37d of the accompanying consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. On 3 October 2007 Woivodship Administrative Court decided on tax proceedings re-examination. The outcome of the proceeding is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million increased by interest calculated on these liabilities. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the consolidated financial statements as at 31 December 2007 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

Other Matters

As required under the Accounting Act we also report that the Report of the Management Board of PKN ORLEN S.A. on the Group's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the consolidated financial statements.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 22 April 2008

KPMG

TRANSLATION

Polski Koncern Naftowy ORLEN Spółka Akcyjna Group

Report supplementing the auditor's opinion on the consolidated financial statements

Financial Year ended

31 December 2007

The report supplementing the auditor's opinion
contains 27 pages
Report supplementing the auditor's opinion
on the consolidated financial statements
for the financial year ended
31 December 2007

PKN ORLEN SA
SEC File
82-5036

This document is a free translation of the Polish original. Terminology current in Anglo-Saxon countries has been used where practicable for the purposes of this translation in order to aid understanding. The binding Polish original should be referred to in matters of interpretation

Contents

This document is a free translation of the Polish original. Terminology current in Anglo-Saxon countries has been used where practicable for the purposes of this translation in order to aid understanding. The binding Polish original should be referred to in matters of interpretation

1 General

1.1 Identification of the Group

1.1.1 Name of the Group

Polski Koncern Naftowy ORLEN Spółka Akcyjna Group („PKN ORLEN S.A. Group; Group")

1.1.2 Registered office of the Parent Company of the Group

7 Chemików Street
09-411 Płock

1.1.3 Registration of the Parent Company in the National Court Register

Registration court:	District Court in Warsaw, XXI Commercial Department of the National Court Register
Date:	19 July 2001
Registration number:	KRS 0000028860

1.1.4 Registration of the Parent Company in the Tax Office and Statistical Office

NIP number:	774-00-01-454
REGON:	610188201

1.2 Information about companies comprising the Group

1.2.1 Companies included in the consolidated financial statements

As at 31 December 2007, the following companies were consolidated by the Group:

Parent Company:

- PKN ORLEN S.A.

Subsidiaries consolidated on the full consolidation basis:

- ORLEN Deutschland AG
- ORLEN Gaz Sp. z o.o.
- ORLEN PetroCentrum Sp. z o.o.
- ORLEN Medica Sp. z o.o.
- ORLEN Budonaft Sp. z o.o.
- ORLEN Powiernik Sp. z o.o.
- ORLEN KolTrans Sp. z o.o.

- ORLEN Transport Szczecin Sp. z o.o.
- ORLEN ASFALT Sp. z o.o.
- ORLEN Petroprofit Sp. z o.o. Group

  - ORLEN Petroprofit Sp. z o.o. (parent company)

  - Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. (full consolidation)
- ORLEN Morena Sp. z o.o.
- ORLEN Transport Kraków Sp. z o.o.
- ORLEN Transport Płock Sp. z o.o.
- ORLEN Transport Nowa Sól Sp. z o.o.
- ORLEN Transport Słupsk Sp. z o.o.
- ORLEN Laboratorium Sp. z o.o.
- ORLEN Transport Olsztyn Sp. z o.o.
- ORLEN– Oil Sp. z o.o. Group

  - ORLEN– Oil Sp. z o.o. (parent company)

  - Orlen Oil Cesko s.r.o. (full consolidation)

  - Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.(full consolidation)

  - Platinum Oil Sp. z o.o. (full consolidation)

  - Petro-Oil Dolnośląskie Centrum Sprzedaży (equity method)

  - Petro-Oil Małopolskie Centrum Sprzedaży (equity method)

  - Petro-Oil Podlaskie Centrum Sprzedaży (equity method)

  - Petro-Oil Śląskie Centrum Sprzedaży (equity method)

  - Petro-Oil Zachodniopomorskie Centrum Sprzedaży (equity method)
- ORLEN Petro – Tank Sp. z o.o.
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.
- Petrotel Sp. z o.o.

- Anwil S.A. Group

  - Anwil S.A. (parent company)

  - Przedsiębiorstwo Inwestycyjno – Remontowe - Remwil Sp. z o.o. (full consolidation)

  - Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o. (full consolidation)

  - Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o. (full consolidation)

  - Spolana a.s. (full consolidation)

  - Wircom Sp. z o.o. (equity method)

  - Eko Dróg Sp. z o.o. (equity method)

  - Apel-Elzar Sp. z o.o. (equity method)

  - Prof.-Med. (equity method)

  - Arbuz Sp. z o.o. (equity method)

- Rafineria Trzebinia S.A. Group

  - Rafineria Trzebinia S.A. (parent company)

  - Energomedia Sp. z o.o. (full consolidation)

  - Euronaft Trzebinia Sp. z o.o. (full consolidation)

  - Fabryka Parafin NaftoWax Sp. z o.o. (full consolidation)

  - EkoNaft Sp. z o.o. (full consolidation)

- Rafineria Nafty Jedlicze S.A. Group

  - Rafineria Nafty Jedlicze S.A. (parent company)

  - RAF – ENERGIA Sp. z o.o.

  - RAF - KOLTRANS Sp. z o.o.

  - RAF – REMAT Sp. z o.o.

  - RAF – EKOLOGIA Sp. z o.o.

  - Konsorcjum Olejów Przepracowanych - Organizacja Odzysku S.A.

- Inowrocławskie Kopalnie Soli „Solino" S.A.

- Unipetrol a.s. Group

  - Unipetrol a.s. (parent company)

- KAUCUK a.s.(full consolidation)
- UNIPETROL TRADE a.s. (full consolidation)
- UNIRAF SLOVENSKO s.r.o. (full consolidation)
- UNIPETROL RPA s.r.o. (full consolidation)
- BENZINA a.s. (full consolidation)
- PARAMO a.s. (full consolidation)
- Česka Rafinerska a.s. (proportional method)

- Ship-Service S.A. Group
  - Ship-Service S.A. (parent company)
  - Ship Service Agro Sp. z o.o. (not consolidated)
- ORLEN Automatyka Sp. z o.o.
- ORLEN PetroZachód Sp. z o.o.
- ORLEN Petrogaz Wrocław Sp. z o.o. in liquidation
- Petrolot Sp. z o.o.
- ORLEN Projekt S.A.
- ORLEN Wir Sp. z o.o.
- ORLEN Administracja Sp. z o.o.
- ORLEN EKO Sp. z o.o.
- ORLEN Księgowość Sp. z o.o.
- ORLEN Prewencja Sp. z o.o.
- ORLEN Upstream Sp. z o.o.
- Etylobenzen Płock Sp. z o.o. in liquidation
- ORLEN Holding Malta Ltd. Group
  - ORLEN Holding Malta Ltd. (parent company)
  - ORLEN Insurance Ltd.
- AB Mazeikiu Nafta Group
  - AB Mazeikiu Nafta (parent company)
  - UAB Mazeikiu naftos sveikatos prieziuros centras (full consolidation)

- AB Ventus-Nafta (full consolidation)
- UAB Juodeikių nafta (full consolidation)
- Uotas (full consolidation)
- Naftelf (equity method)
- UAB Mazeikiu naftos prekybos namai (full consolidation)
- SIA Mazeikiu Nafta Tirdzniecibas nams (full consolidation)
- OU Mazeikiu Nafta Trading House (full consolidation)
- Mazeikiu Nafta Trading House Sp. z o.o. (full consolidation)

- ORLEN Finance AB

Joint ventures consolidated on the proportional consolidation basis:

- Basell Orlen Polyolefins Sp z o.o. Group,
  - Basell Orlen Polyolefins Sp z o.o. (parent company)
  - Basell Orlen Polyolefins Sprzedaż Sp. z o.o. (full consolidation)
- Płocki Park Przemysłowo-Technologiczny S.A.

The following subsidiaries were consolidated for the first time during the year ended 31 December 2007, as a result of the Parent Company acquiring a controlling interest:

- ORLEN Finance AB,

The following subsidiaries were consolidated until the date control by the Parent ceased:

- Orlen Transport Kraków Sp. z o.o.

1.2.2 Entities excluded from consolidation

As at 31 December 2007, the following subsidiaries of the Group were not consolidated:

- ORLEN Ochrona Sp. z o.o.
- Centrum Serwisowe Sp. z o.o.
- Centrum Komercjalizacji Technologii Sp. z o.o.
- Centrum Edukacji Sp. z o.o.
- Wecotect Trading & Consulting GmbH
- RAF-BIT Sp. z o.o.
- RAF-SŁUŻBA RATOWNICZA Sp. z o.o.
- Zakładowa Straż Pożarna Sp. z o.o.

- CHEMICKÁ SERVISNÍ, a.s.
- HC Litvinov, a.s.
- POLYMER INSTITUTE BRNO, spol. s r.o.
- Výzkumný ústav anorganické chemie, a.s.
- Aqua Planet Sp. z o.o.
- SHIP SERVICE AGRO Sp. z o.o.
- Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.
- UNIPETROL FRANCE S.A.
- UNIPETROL ITALIA S.r.l.
- UNIPETROL (UK) Limited
- MOGUL d.o.o.
- DP Moogul Ukraina
- Mogul Slovakia, s.r.o.
- BUTADIEN KRALUPY, a.s.

1.3 Auditor information

Name:	KPMG Audyt Sp. z o.o.
Registered office:	Warsaw
Address:	ul. Chłodna 51, 00-867 Warsaw
Registration number:	KRS 0000104753
Registration court:	District Court for the Capital City Warsaw in Warsaw, XII Commercial Department of the National Court Register
Share capital:	PLN 125,000
NIP number:	526-10-24-841

KPMG Audyt Sp. z o.o. is entered in the register of entities authorised to audit financial statements under number 458.

1.4 Legal status

1.4.1 Share capital

Polski Koncern Naftowy ORLEN Spółka Akcyjna ("Parent Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Płock, Chemików 7.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Parent Company changed its name to Polski Koncern Naftowy Spółka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Parent Company changed its name to Polski Koncern Naftowy Orlen Spółka Akcyjna.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Parent Company adopted a resolution on the merger of the Parent Company with Centrala Produktów Naftowych "CPN" S.A. ("CPN") by incorporation of CPN in to the Company in accordance with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

According to the Commercial Register the share capital of the Parent Company amounted to PLN 534,636 thousand as at 31 December 2006 divided into 427,709,061 ordinary shares with a nominal value of PLN 1.25 each. On 1 January 2004 - transition date to IFRS as adopted by the European Union the share capital has been restated by an amount of PLN 522,999 thousand in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". After the restatement share capital presented in the financial statements as at 31 December 2006 amounts to PLN 1,057,635 thousand.

As at 31 December 2007, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Voting rights (in %)	Book value of shares PLN	Percentage of share capital (in %)
Nafta Polska S.A.	74,076,299	17.3%	92,595,374.0	17.3%
State Treasury	43,633,897	10.2%	54,542,372.0	10.2%
Others	309,998,865	72.5%	387,498,581.0	72.5%
	427,709,061	100.0%	534,636,327.0	100.0%

1.4.2 Management of the Parent Company

The Management Board is responsible for management of the Parent Company.

At 31 December 2007, the Management Board of the Parent Company was comprised of the following members:

- Piotr Kownacki - President of the Board of Directors, Chief Executive Officer,
- Cezary Filipowicz - Vice President of the Board of Directors, Upstream and Crude Oil Procurement,
- Wojciech Heydel - Vice President of the Board of Directors, Sales,
- Waldemar Maj - Vice President of the Board of Directors, Chief Financial Officer,
- Dariusz Formela - Member of the Board of Directors, Organisation and Capital Group,
- Krystian Pater - Member of the Board of Directors, Production,
- Krzysztof Szwedowski - Member of the Board of Directors, Purchases and IT.

During 2007 the following changes in the composition of the Management Board of the Company occurred:

On 18 January, The Supervisory Board of PKN ORLEN S.A. dismissed Mr. Igor Chalupec from the position of President of PKN ORLEN S.A. Management Board, effective from 18 January 2007. Mr. Igor Chalupec held position of the President of the PKN ORLEN S.A. Management Board from 1 October 2007.

At the same time, the Supervisory Board of PKN ORLEN S.A. appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, to the position of the President of the PKN ORLEN S.A. Management Board.

On 15 March 2007, the Supervisory Board of PKN ORLEN S.A., dismissed at the request of the person concerned Mr. Jan Maciejewicz from position of Vice President of PKN ORLEN S.A. Management Board responsible for Cost Management, effective from 15 March 2007. Besides, following the motion of the President of PKN ORLEN S.A. Management Board, the Supervisory Board dismissed Mr. Cezary Smorszczewski from the position of Vice President of the Management Board, Chief Investment Officer. At the same time, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board appointed Mr. Krystian Pater to the position of the Member of the Management Board.

On 19 April 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, appointed Mr. Paweł Szymański, the Memeber of the Bard to the position of the Vice President of the Management Board.

On 30 July 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, dismissed Mr. Paweł Szymański, from the position of the Vice President of the Management Board, effective from 30 July 2007. At the same time, the Supervisory Board appointed Mr. Dariusz Formela to the position of the Member of the PKN ORLEN S.A. Management Board effective from 30 July 2007.

On 23 August 2007, the Supervisory Board of the PKN ORLEN S.A., after the motion of President of the Management Board, appointed Mr. Waldemar Maj, to the position of the Vice President of the Management Board, effective from 3 September 2007.

After 31 December 2007 there were the following changes in the Management Board of PKN ORLEN S.A.:

On 29 February 2008, the Supervisory Board decided to suspend Mr. Piotr Kownacki, the President of the Management Board..

At the same time, the Supervisory Board decided that for the time of suspension of Mr. Piotr Kownacki, Mr. Wojciech Heydel, Vice President of the Management Board will hold the rights of the President of the Management Board.

As at the date of publication of this report the Management Board of the Company comprised the following members:

- Piotr Kownacki - President of the Board of Directors, Chief Executive Officer (suspended)
- Cezary Filipowicz - Vice President of the Board of Directors, Upstream and Crude Oil Procurement,
- Wojciech Heydel - Vice President of the Board of Directors, Sales (acting as President of the Board of Directors),
- Waldemar Maj - Vice President of the Board of Directors, Chief Financial Officer,
- Dariusz Formela - Member of the Board of Directors, Organisation and Capital Group,
- Krystian Pater - Member of the Board of Directors, Production,
- Krzysztof Szwedowski - Member of the Board of Directors, Purchases and IT.

1.4.3 Scope of activities

The business activities listed in the Parent Company's Statute include the following:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on commission and as a consignee, including in particular: trade in crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trading in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade in shares and interests in domestic and foreign trade,
- providing services in respect of the clearance of electronic fuel cards,
- extraction and exploration of a crude oil,
- extraction and exploration of natural gas.

The business activities of subsidiaries of the Group, according to their Deed/Statutes, include the following:

- Orlen Deutschland AG – trading
- Orlen Gaz Sp. z o.o. – trading
- Orlen PetroCentrum Sp. z o.o. – trading
- Orlen Medica Sp. z o.o. – services
- Orlen Budonaft Sp. z o.o. – services
- Orlen Powiernik Sp. z o.o. – financial services
- Orlen KolTrans Sp. z o.o. – transport services
- Orlen Transport Szczecin Sp. z o.o. – transport services
- Orlen Asfalt Sp. z o.o. – production
- Orlen Petroprofit Sp. z o.o. Group – trading, production
- Orlen Morena Sp. z o.o. – trading
- Raf Trans Sp. z o.o. – services
- Orlen Transport Kraków Sp. z o.o. – transport services (in liquidation)
- Orlen Transport Płock Sp. z o.o. – transport services
- Orlen Transport Nowa Sól Sp. z o.o. – transport services
- Orlen Transport Słupsk Sp. z o.o. – transport services
- Orlen Laboratorium Sp. z o.o. – services
- Orlen Transport Olsztyn Sp. z o.o. – transport services
- Grupa Kapitałowa Orlen– Oil Sp. z o.o. – production, trading
- Orlen Petro – Tank Sp. z o.o. – trading, services
- Orlen Transport Kędzierzyn-Koźle Sp. z o.o. – transport, services
- Petrotel Sp. z o.o. – services
- Anwil S.A. Group – production, trading
- Rafineria Trzebinia S.A. Group – production, trading
- Rafineria Nafty Jedlicze S.A. Group – production
- Inowrocławskie Kopalnie Soli „Solino" S.A. – production, services
- Unipetrol a.s. Group – production, trading
- Ship-Service S.A. Group – trading, services
- Orlen Automatyka Sp. z o.o. – production, services
- Orlen PetroZachód Sp. z o.o. – trading
- Petrolot Sp. z o.o. – trading, services
- Orlen Projekt S.A. – services
- Orlen Wir Sp. z o.o. – production, services

- Orlen Administracja Sp. z o.o. – services
- Orlen Eko Sp. z o.o. – services
- Orlen Księgowość Sp. z o.o. – services
- Orlen Prewencja Sp. Z o.o. – services
- Orlen Upstream Sp. z o.o. – exploration, services
- Etylobenzen Płock Sp. z o.o. – production
- Orlen Holding Malta Ltd. Group – investment, insurance
- AB Mazeikiu Nafta Group - production, trading
- ORLEN Finance AB – services.

1.5 Prior period consolidated financial statements

The consolidated financial statements for the financial year ended 31 December 2006 were audited by KPMG Audyt Sp. z o.o. and received an unqualified opinion.

The consolidated financial statements were approved at the General Meeting on 31 May 2007.

The closing balances as at 31 December 2006 have been properly recorded as the opening balances of the audited year.

The consolidated financial statements were submitted to the Registry Court on 16 July 2007 and were published in Monitor Polski B No. 1856 on 16 November 2007.

1.6 Audit scope and responsibilities

This report was prepared for the General Meeting of PKN ORLEN S.A. Group seated in Płock, 7 Chemików Street and relates to the consolidated financial statements comprising: the consolidated balance sheet as at 31 December 2007, with total assets and total liabilities and equity of PLN 46,149,432 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 2,480,426 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 1,036,804 thousand, the consolidated cash flow statement for the year then ended with a decrease in cash amounting to PLN 853,003 thousand, and the notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

The audited Company prepares its financial statements in accordance with International Financial Reporting Standards as adopted by the European Union on the basis of the decision of Extraordinary General Meeting dated 30 December 2004.

The consolidated financial statements have been audited in accordance with the contract dated 30 May 2005, concluded on the basis of the resolution of Supervisory Board dated 21 January 2005 on the appointment of the auditor.

We conducted the audit in accordance with section 7 of the Accounting Act, the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing.

We audited the consolidated financial statements in the Parent Company's head office during the period from 1 March 2008 to 22 April 2008.

Management of the Parent Company is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with other applicable regulations.

Our responsibility is to express an opinion, and to prepare a supplementing report, on the financial statements.

The Management Board of the Parent Company submitted a statement, dated the same date as this report, as to the true and fair presentation of the consolidated financial statements presented for audit, which confirmed that there were no undisclosed matters which could significantly influence the information presented in the consolidated financial statements.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Audyt Sp. z o.o., the members of its Management Board and Supervisory Board and other persons involved in the audit of the consolidated financial statements fulfil independence requirements from the companies included in the Group. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

1.7 Information on audits of the financial statements of the consolidated companies

1.7.1 Parent Company

The financial statements of the Parent Company for the year ended 31 December 2007 were audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.

1.7.2 Other consolidated entities

Entity's name	Authorised auditor	Type of auditor's opinion
Basell Orlen Polyolefins Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion

Entity's name	Authorised auditor	Type of auditor's opinion
ORLEN Automatyka Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Budonaft Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN KolTrans Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Laboratorium Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Medica Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Projekt Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Transport Kędzierzyn - Koźle Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: ORLEN Transport Kedzierzyn-Kozle Sp. z o.o., ORLEN Transport Plock Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Kędzieżyn Koźle Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption".
ORLEN Transport Kraków Sp. z o.o.	n/a	Not audited
ORLEN Transport Nowa Sól Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: Orlen Transport Nowa Sól Sp. z o.o., Orlen Transport Słupsk Sp. z o.o., Orlen Transport Płock Sp. z o.o., Orlen Transport Olsztyn Sp. z o.o., Orlen Transport Kędzierzyn Koźle Sp. z o.o., Orlen Transport Szczecin Sp. z o.o., was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Nowa Sól Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption".

Entity's name	Authorised auditor	Type of auditor's opinion
ORLEN Transport Olsztyn Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: Orlen Transport Olsztyn Sp. z o.o., Orlen Transport Płock Sp. z o.o., Orlen Transport Słupsk Sp. z o.o., Orlen Transport Kędzierzyn Koźle Sp. z o.o., Orlen Transport Szczecin Sp. z o.o., Orlen Transport Nowa Sól Sp. z o.o. was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Olsztyn Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption".
ORLEN Transport Płock Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: Orlen Transport Słupsk Sp. z o.o., Orlen Transport Płock Sp. z o.o., Orlen Transport Olsztyn Sp. z o.o., Orlen Transport Kędzierzyn Koźle Sp. z o.o., Orlen Transport Szczecin Sp. z o.o., Orlen Transport Nowa Sól Sp. z o.o. was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Płock Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption".
ORLEN Transport Słupsk Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: Orlen Transport Słupsk Sp. z o.o., Orlen Transport Nowa Sól Sp. z o.o., Orlen Transport Płock Sp. z o.o., Orlen Transport Olsztyn Sp. z o.o., Orlen Transport Kędzierzyn Koźle Sp. z o.o., Orlen Transport Szczecin Sp. z o.o., was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Słupsk Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption".
ORLEN Transport Szczecin Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "On 2 January 2008 a company ORLEN Transport S.A., created as result of merger of six entities in accordance with the Art. 506, paragraph 4 of Commercial Code: Orlen Transport Szczecin Sp. z o.o., Orlen Transport Nowa Sól Sp. z o.o., Orlen Transport Płock Sp. z o.o., Orlen Transport Olsztyn Sp. z o.o., Orlen Transport Kędzierzyn Koźle Sp. z o.o., Orlen Transport Słupsk Sp. z o.o., was registered in Court Register. In accordance with Art. 493 §2 of Commercial Code Orlen Transport Szczecin Sp. z o.o. was removed from the Court Register. As at 31 December 2007 assets and liabilities were valued using going concern assumption. Financial statements were not signed by the person responsible for the book keeping."

Entity's name	Authorised auditor	Type of auditor's opinion
ORLEN Wir Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Petrotel Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Deutschland AG	KPMG Audyt Sp. z o.o.	Unqualified opinion
Rafineria Nafty Jedlicze S.A.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Morena Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN PetroZachód Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN - Oil Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Inowrocławskie Kopalnie Soli "Solino" S.A.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Unipetrol a.s. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Prewencja Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Administracja Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Płocki Park Przemysłowo-Technologiczny S.A.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "The Company had as at the balance sheet date contingent liabilities of PLN 6,682.0 thousand, resulting from the decision of President of Płock regarding consent to cut trees and shrubs on the condition that the new one will be planted, on the condition that the requirements set in those decisions would be met."
ORLEN Księgowość Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
ORLEN Malta Holding Ltd.	KPMG Audyt Sp. z o.o.	Unqualified opinion

Entity's name	Authorised auditor	Type of auditor's opinion
Rafineria Trzebinia S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: (1) without additional financing the parent company, and consequently the Capital Group may have significant difficulties with settlement of current liabilities and going concern. As disclosed in note no. 2 (b) to the consolidated financial statements, due to the actions undertaken by the Management Board of the parent company, which aim to improve its financial standing, the Management Board prepared the consolidated financial statements assuming the Group will continue as a going concern. The consolidated financial statements do not include any adjustments that might have been necessary, if going concern assumption is not valid; (2) as disclosed in note no. 33 of the consolidated financial statements the parent company received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. On 3 October 2007 Woivodship Administrative Court decided on tax proceedings re-examination. The outcome of the proceeding is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million increased by interest calculated on these liabilities. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the consolidated financial statements as at 31 December 2007 the Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for the parent company of the above described matter; (3) as disclosed in note 17 of the consolidated financial statements, the Management Board of the parent company continues actions aiming to sell owned shared in Orlen Oil Sp. z o.o. and Orlen Asfalt Sp. z o.o. to PKN Orlen S.A. As a result of the above the Group presented shares in above mentioned companies as "non-current assets classified as held for sale" in the consolidated financial statements as at 31 December 2007".

Entity's name	Authorised auditor	Type of auditor's opinion
ORLEN Insurance Ltd.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Petroprofit Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
AB Mazeikiu Nafta Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Gaz Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Petro - Tank Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Petrogaz Wrocław Sp. z o.o. in liquidation	FABER Zespół Biegłych Rewidentów	Unqualified opinion
Anwil S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Upstream Sp. z o.o.	n/a	Unaudited
ORLEN PetroCentrum Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN ASFALT Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Ship-Service S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Petrolot Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
ORLEN Finance AB	n/a	Unaudited
Etylobenzen Płock Sp. z o.o. w likwidacji	n/a	Unaudited
ORLEN Powiernik Sp. z o.o.	n/a	Unaudited
ORLEN Eko Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion

The financial statements of 20 subsidiaries included in the consolidated financial statements were audited by certified auditors other than KPMG Audyt Sp. z o.o. The total assets presented in the financial statements of these entities as at 31 December 2007 amount to 1,08 % of the total consolidated assets of the Group before consolidation eliminations and the revenues of these entities for the financial year ended 31 December 2007 amount to 0,74 % of the consolidated revenues of the Group, before eliminations of intercompany transactions.

The financial statements of other entities in the Group were not required to be audited for the financial year ended 31 December 2007.

2 Financial analysis of the Group

2.1 Summary of the consolidated financial statements

2.1.1 Consolidated balance sheet

ASSETS	31.12.2007 PLN '000	% of total	31.12.2006 PLN '000	% of total
Non-current assets				
Property, plant and equipment	24,833,925	53.8	25,199,681	55.5
Intangible assets	530,970	1.2	619,783	1.3
Goodwill	132,465	0.3	143,704	0.3
Long-term financial assets	62,322	0.1	570,932	1.3
Investments in associates	700,331	1.5	716,303	1.5
Loans granted	18,194	0.0	5,272	0.0
Deferred tax assets	233,219	0.5	165,928	0.4
Investment property	69,076	0.1	34,925	0.1
Perpetual usufruct of land	91,430	0.2	87,722	0.2
Other non-current assets	111,012	0.3	116,548	0.3
Total non-current assets	26,782,944	58.0	27,660,798	60.9
Current assets				
Inventory	10,365,409	22.5	7,398,856	16.3
Trade and other receivables	6,884,455	14.9	6,293,672	13.9
Income tax receivable	115,381	0.3	253,041	0.5
Short-term investments	167,957	0.4	309,431	0.6
Short-term prepayments	146,892	0.3	121,358	0.3
Cash and cash equivalents	1,498,232	3.2	2,351,320	5.2
Non-current assets classified as held for sale	188,162	0.4	1,030,608	2.3
Total current assets	19,366,488	42.0	17,758,286	39.1
TOTAL ASSETS	46,149,432	100.0	45,419,084	100.0

EQUITY AND LIABILITIES	31.12.2007 PLN '000	% of total	31.12.2006 PLN '000	% of total
Equity				
Share capital	1,057,635	2.3	1,057,635	2.3
Share premium	1,227,253	2.7	1,227,253	2.7
Hedging reserve	83,302	0.2	8,506	0.0
Foreign exchange difference on subsidiaries from consolidation	(1,327,936)	(2.9)	22,003	0.0
Retained earnings	18,941,688	41.0	16,535,543	36.5
Total equity attributable to equity holders of the parent	19,981,942	43.3	18,850,940	41.5
Minority interest	2,637,425	5.7	2,731,623	6.0
Total equity	22,619,367	49.0	21,582,563	47.5
Liabilities				
Interest-bearing loans and borrowings	8,602,721	18.6	6,211,193	13.7
Provisions	799,266	1.7	814,192	1.8
Deferred tax liabilities	1,548,835	3.4	1,765,761	3.9
Other long-term liabilities	140,580	0.3	166,997	0.3
Total non-current liabilities	11,091,402	24.0	8,958,143	19.7
Trade and other liabilities and accrued expenses	9,181,243	19.9	8,221,395	18.1
Provisions	723,152	1.6	734,027	1.6
Income tax liability	39,389	0.1	106,261	0.2
Interest-bearing loans and borrowings	1,719,223	3.7	4,277,912	9.4
Deferred income	60,683	0.1	27,060	0.1
Other short-term financial liabilities	714,973	1.6	1,315,767	3.0
Liabilities related to non-current assets classified as held for sale	-	-	195,956	0.4
Total current liabilities	12,438,663	27.0	14,878,378	32.8
Total liabilities	23,530,065	51.0	23,836,521	52.5
TOTAL EQUITY AND LIABILITIES	46,149,432	100.0	45,419,084	100.0

2.1.2 Consolidated profit and loss account

	1.01.2007 - 31.12.2007 PLN '000	% of total sales	1.01.2006 - 31.12.2006 PLN '000	% of total sales
Sales of finished goods	60,524,829		50,238,678	
Excise tax and other charges	(15,044,496)		(12,554,513)	
Revenues from sale of finished goods, net	45,480,333		37,684,165	
Sales of merchandise and raw materials	21,041,337		16,684,680	
Excise tax and other charges	(2,728,687)		(1,501,656)	
Revenues from sale of merchandise and raw materials, net	18,312,650		15,183,024	
Total sales revenues	63,792,983	100.0%	52,867,189	100.0%
Cost of finished goods sold	(39,266,638)	-61.6%	(32,160,515)	-60.8%
Cost of merchandise and raw materials sold	(16,867,030)	-26.4%	(13,711,215)	-25.9%
Cost of finished goods, merchandise and raw materials sold	(56,133,668)	-88.0%	(45,871,730)	-86.8%
Gross profit on sales	7,659,315	12.0%	6,995,459	13.2%
Other operating income	(3,175,974)	-5.0%	(2,641,239)	-5.0%
Distribution expenses	(1,637,370)	-2.6%	(1,170,927)	-2.2%
Administrative expenses	515,976	0.8%	612,956	1.2%
Other operating expenses	(758,065)	-1.2%	(1,221,477)	-2.3%
Profit on the sale of all or part of shares of related parties	-	0.0%	1,835	0.0%
Operating profit before financing costs	2,603,882	4.1%	2,576,607	4.9%
Financial income	1,190,048	1.9%	602,877	1.1%
Financial expenses	(1,050,246)	-1.6%	(670,838)	-1.3%
Net financing profits/costs	139,802	0.2%	(67,961)	-0.1%
Share of profit of associates	267,381	0.4%	220,701	0.4%
Profit before tax	3,011,065	4.7%	2,729,347	5.2%
Income tax expense	(530,639)	-0.8%	(669,149)	-1.3%
Profit for the period	2,480,426	3.9%	2,060,198	3.9%
Attributable to:				
Equity holders of the parent	2,412,409		1,985,966	
Minority interest	68,017		74,232	

MB

2.2 Selected financial ratios

	2007	2006	2005
1. Return on sales			
net profit x 100% / net revenues	3.9%	3.9%	11.3%
2. Return on equity			
net profit x 100% / equity - net profit	12.3%	10.6%	31.6%
3. Debtors turnover			
average trade receivables (gross) x 365 days / net revenues	29 days	30 days	26 days
4. Debt ratio			
liabilities x 100% / equity and liabilities	56.7%	58.5%	50.0%
5. Current ratio			
current assets / current liabilities	1.6	1.2	1.5

- Net revenues are comprised of the sale of finished products, merchandise and raw materials.
- Average trade receivables represent the average of trade receivables at the beginning and at the end of the period, excluding allowances for receivables.

2.3 Interpretation of selected financial ratios

Return on sales and return on equity

In 2007 the return on sales and return on equity ratios remained on the comparable level to 2006. Lower return on sales and return on equity in 2006 were influenced by the decrease in Ural/ Brent differential, lower crack margins on refining products as well as increase in the average commodity price for Brent crude oil and the fact that other operating revenues for the year 2005 included the excess of fair value over the acquisition cost of Unipetrol in the amount of PLN 1,893,688 thousand.

Debtors turnover

In 2007 the debtors turnover ratio remained on the comparable level to 2006 and 2005.

Debt ratio

Debt ratio decreased in 2007 which was caused by a decrease in short-term liabilities and increase in retained earnings.

Current ratio

Current ratio increased in 2007 due to significant increase in current assets, especially inventory due to changes in regulations concerning mandatory reserves.

MB

3 Detailed report

3.1 Accounting principles

The Parent Company maintains current documentation describing the accounting principles applied by the Group and adopted by the Management Board of the Parent Company.

The accounting principles are described in the notes to the consolidated financial statements to the extent required by International Financial Reporting Standards as adopted by the European Union.

Entities included in the Group apply common accounting principles consistent with the accounting principles applied by the Parent Company.

In view of the fact that not all entities being part of the Group apply common accounting principles consistent with the accounting principles applied by the Parent Company, appropriate adjustments to the financial statements of those entities were made to ensure consistency with the accounting principles applied by the Parent Company.

The financial statements of the entities included in the consolidated financial statements were prepared at the same balance sheet date as the financial statements of the Parent Company.

3.2 Basis of preparation of the consolidated financial statements

The consolidated financial statements of the PKN ORLEN S.A. Group were prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with other applicable regulations.

The consolidated financial statements were prepared on the basis of the consolidation documentation prepared in accordance with the requirements of the Decree of the Ministry of Finance dated 12 December 2001 on principles for the preparation of financial statements of related entities by entities other than banks and insurance companies.

3.3 Method of consolidation

The method of consolidation is described in note 4 of the notes to the consolidated financial statements.

3.4 Goodwill arising on consolidation

The method of calculating goodwill arising on consolidation is described in note 4 and 8 of the notes to the consolidated financial statements.

3.5 Consolidation of equity and calculation of minority interest

The share capital of the Group is equal to the share capital of the Parent Company.

Other equity items of the Group are determined by adding the equity balances of subsidiaries included in the consolidated financial statements in the proportion reflecting the Parent Company's share in the subsidiaries' equity as at the balance sheet date to the corresponding positions of the equity of the Parent Company.

Only equity of subsidiaries arising after the Parent Company obtained control of the subsidiary is included in the equity of the Group.

Minority interests in subsidiaries included in the consolidated financial statements were determined based on the minority shareholders' share in the subsidiaries' equity as at the balance sheet date.

3.6 Consolidation eliminations

Intercompany balances within the Group were eliminated on consolidation.

Sales between group entities and other intercompany operating revenues and expenses and financial revenues and expenses were eliminated on consolidation.

The consolidation eliminations were based on the accounting records of PKN ORLEN S.A. (or subsidiary entities) and agreed with information received from the subsidiaries.

3.7 Notes to the consolidated financial statements

All information included in the notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes, is, in all material respects, presented accurately and completely. This information should be read in conjunction with the consolidated financial statements taken as a whole.

3.8 Report of the Management Board of the Parent Company on the Group's activities

The Report of the Management Board of the Parent Company on the Group's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the consolidated financial statements.

MB

3.9 Information on the opinion of the independent auditor

Based on our audit of the consolidated financial statements of the Group as at and for the year ended 31 December 2007, we have issued an unqualified opinion with the following emphasis of matter:

"As disclosed in note no. 37d of the accompanying consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. On 3 October 2007 Woivodship Administrative Court decided on tax proceedings re-examination. The outcome of the proceeding is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million increased by interest calculated on these liabilities. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the consolidated financial statements as at 31 December 2007 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter."

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 22 April 2008

END